

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME   *ReGen Therapeutics Plc*

CURRENT ADDRESS   N Lott 8 Baker Street
London W1U 3LL
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED

OCT 2 0 2004

THOMSON
FINANCIAL

FILE NO. 82- 34822   FISCAL YEAR _____

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B   (INITIAL FILING)   ☐   AR/S   (ANNUAL REPORT)   ☐

12G32BR   (REINSTATEMENT)   ☐   SUPPL   (OTHER)   ☑

DEF 14A   (PROXY)   ☐

OICF/BY: _EBS_

DATE: 10/13/04

Company no. 3508592



REGEN THERAPEUTICS PLC
NEW ARTICLES OF ASSOCIATION

The Companies Acts 1985 and 1989
Public Company Limited by Shares

(As adopted by special resolution
passed on 17 July 1998 and amended by
special resolution passed on 31 March 2003)

Table of contents

Company no. 3508592




The Companies Acts 1985 and 1989

Public Company Limited by Shares

New Articles of Association

- of -

REGEN THERAPEUTICS[1] PLC

(amended by special resolution dated 31 March 2003)


1. Preliminary

1.1 In these articles of association, the following words and expressions have the following meanings if not inconsistent with the subject or context: -

"Act"	Companies Act 1985
"auditors"	the auditors for the time being and from time to time of the company
"board"	the board of directors for the time being and from time to time of the company
"created"	includes day of execution
"Deferred Shares"	the deferred shares of 4.9p each in the capital of the company
"directors"	the directors for the time being and from time to time of the company
"dividend"	includes bonus

---

[1] The Company changed its name to ReGen Therapeutics Plc by written Resolution dated 18 May 1998.

"executed"	includes any mode of execution
"holder"	in relation to shares means a member whose name is entered in the register of members as the holder of those shares
"in writing" and "written"	written, printed, or lithographed, or visibly expressed by any substitute for writing, including telex, cable, facsimile, transmission, electronic mail and teletext, or partly by one of such means and partly by another or others
"London Stock Exchange"	the London Stock Exchange Limited or any successor body carrying on its functions
"member"	any holder for the time being of shares in the capital of the company of whatever class
"month"	calendar month
"office"	the registered office for the time being and from time to time of the company
"Ordinary Shares"	the ordinary shares of 0.1p each in the capital of the company
"paid up"	includes credited as paid up
"register"	the register of members to be kept pursuant to section 352 of the Act
"Regulations"	the Uncertificated Securities Regulations 1995 (SI 1995 No. 3272) including any modification of them or any regulation in substitution for them made under section 207 of the Companies Act 1989 for the time being in force
"Relevant Class"	a class of share which is for the time being a participating security

"seal"	the common seal of the company
"secretary"	subject to the provisions of the Act, includes an assistant or deputy secretary and any person appointed by the directors to perform any of the duties of the secretary
"Section 212 Notice"	a notice given under section 212 of the Act
"these articles"	these articles of association as from time to time amended
"United Kingdom"	Great Britain and Northern Ireland

1.2 Where the context so requires, words importing the singular number include the plural and vice versa, words importing the masculine gender include the feminine, and persons will include corporations with the necessary adaptation.

1.3 Words and expressions defined in the Act have the same meanings in these articles, unless the context otherwise requires.

1.4 The headings are inserted for convenience and do not affect the construction of these articles.

1.5 Any reference to any statute or statutory provision is construed as a reference to such statute or statutory provision as amended, modified, consolidated or re-enacted from time to time.

1.6 A reference to a "share" includes reference to Ordinary Shares and Deferred Shares, unless the context requires otherwise.

2. Table "A"

2.1 The regulations contained in the Companies (Tables A-F) Regulations 1985 do not apply to the company.

3. Share capital and variation of rights

3.1 At 31 March 2003, the authorised share capital of the Company is £35,000,000

divided into 29,610,000,000 Ordinary Shares and 110,000,000 Deferred Shares.

3.2   Subject to the provisions of the Act and without prejudice to any rights for the time being conferred on the holders of any shares or class of shares, any share in the company may be allotted with such preferred, deferred or other rights, or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the company may from time to time by ordinary resolution determine or, if no such determination be made, as the directors determine.

3.3   Subject to the provisions of the Act and to the authority of the company in general meeting required by the Act, the directors have unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any shares of the company to such persons, at such times and generally on such terms and conditions as they may determine.

3.4   The company may issue shares which are to be redeemed or are liable to be redeemed at the option of the company or the shareholders.

3.5   Subject to the provisions of the Act and to the authority of the company in general meeting required by the Act, the company has power to purchase its own shares, including any redeemable shares.

3.6   When any shares are to be issued, the directors may vary the amount of calls to be paid and the time of payment of such calls as between the allottees of such shares.

3.7   If by the conditions of allotment of any share the whole or part of its issue price is payable by installments, every such installment will, when due, be paid to the company by the person who for the time being is the registered holder of the share.

3.8   In addition to all other powers of paying commissions, the company may exercise the powers conferred by the Act of paying commissions to persons subscribing or procuring subscriptions for shares of the company, or agreeing so to do, whether absolutely or conditionally. Subject to the provisions of the Act and to the rules of the London Stock Exchange, any such commissions may be satisfied by the payment of cash or, with the sanction of an ordinary resolution, by the allotment of fully or partly paid shares of the company or by any such combination. The company may also, on any issue of shares, pay such brokerage as may be lawful.

3.9 Except as required by law, no person will be recognised by the company as holding any share upon any trust, and except only as otherwise provided by these articles or as required by law or under an order of a court of competent jurisdiction, the company will not be bound by or recognise any equitable, contingent, future or partial interest in any share, or any interest in any fraction or part of a share, or any other right in respect of any share, except an absolute right to the entirety of it in the registered holder.

3.10 Subject to the provisions of the Act and to article 3.1, if at any time the capital of the company is divided into different classes of shares, all or any of the rights or privileges attached to any class may be varied or abrogated either in such manner, if any, as may be provided by such rights, or in the absence of any such provision, with the consent in writing of the holders of at least three-fourths of the nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

3.11 To every such separate meeting referred to in article 3.10, all the provisions of these articles relating to general meetings of the company, or to the proceedings at them, and the provisions of sections 369 and 370 of the Act apply with any necessary modifications, except that the necessary quorum at any such meeting other than an adjourned meeting will be 2 or more persons present holding or representing by proxy at least one third in nominal value of the issued shares of the class in question. The quorum at an adjourned meeting will be one person holding shares of the class in question or his proxy. Any holder of shares of the class in question present in person or by proxy may demand a poll.

3.12 The creation or issue of shares ranking equally with or subsequent to the shares of any class will not, unless otherwise expressly provided by these articles or the rights attached to such shares as a class, be deemed to be a variation of the rights of such shares.

3.13 The rights and restrictions attaching to the Deferred Shares are as follows:

As regards income
3.13.1 The Deferred Shares shall carry no right to receive any dividend or other distribution in respect of any financial year or other period of the company.

As regards capital
3.13.2 On any return of capital whether on a winding up or reduction of capital or

otherwise, the holders of the Deferred Shares shall be entitled to receive the amount paid up or credited as paid up on their respective holdings of Deferred Shares but only after there has been paid on each Ordinary Share the nominal amount paid up on such share plus a further sum of £1,000,000 per share, but the holders of the Deferred Shares shall not be entitled to participate further in any distribution of the assets or the capital of the company.

As regards voting

3.13.3 The holders of the Deferred Shares shall have no right to receive notice of or to attend or to vote or to speak either in person or by proxy at any general meeting or class meeting of the company.

As regards transfer

3.13.4 Notwithstanding article 8, the holders of the Deferred Shares shall have no right to transfer any Deferred Shares except to the company or to such persons as the company may determine.

The creation or issue of Deferred Shares shall be deemed to confer irrevocable authority on the company at that time or at any time thereafter to:

3.13.4.1 register such shares in the name of such person or persons as the company may determine as custodian thereof; and/or

3.13.4.2 appoint any person to execute on behalf of any holder or holders of such shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holder thereof, to such person or persons as the company may determine as custodian thereof;

and to cancel such shares (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holder or holders thereof and pending such transfer and/or cancellation to retain the certificate, if any, for such shares and to do all things necessary or desirable to give effect to such transfer or cancellation.

As regards purchase or redemption

3.13.5 The company may, at its option at any time after the adoption of this article 3.13, purchase or redeem all or any of the Deferred Shares then in issue, at a price not exceeding 4.9p for each Deferred Share so purchased

or redeemed. Any payment due on purchase or redemption of the Deferred Shares shall be paid on the date of such purchase or redemption.

As regards certificates

3.13.6 Notwithstanding article 4, the holders of the Deferred Shares shall have no right to receive a certificate in respect of their holding.

As regards modification of rights

3.13.7 Neither the passing by the company of any special resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the court nor the obtaining by the company nor the making by the court of any order confirming any such reduction of capital nor the making effective of such order shall constitute a modification, variation or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction in capital effected in accordance with the Act without sanction on the part of the holders of the Deferred Shares.

The company may from time to time create, allot and issue further shares, whether ranking *paripassu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose."

4. Certificates

4.1 Every person, other than a person in respect of whom the company is not required by law to complete and have ready for delivery a certificate by virtue of section 185(4) of the Act whose name is entered as a member in the register of members is entitled without payment to one certificate for all the shares of each class for the time being held by him, or upon payment of such reasonable out-of-pocket expenses as the directors may from time to time determine for every certificate after the first, to several certificates, each for one or more of his shares.

4.2 Every certificate will:

4.2.1 be issued within 2 months after allotment or the lodgement with the company of the transfer of the shares, not being a transfer which the

company is for any reason entitled to refuse to register and does not register, unless the conditions of issue of such shares otherwise provide or except as exempted by virtue of section 185 of the Act;

4.2.2　be under the official seal kept by the company by virtue of section 40 of the Act or otherwise in accordance with the Act; and

4.2.3　specify the number and class and distinguishing numbers, if any, of the shares to which it relates, and the amount paid up on them.

4.3　The company is not bound to register more than 4 persons as the joint holders of any share or shares, except in the case of executors or trustees of a deceased member. In the case of a share held jointly by several persons, the company is not bound to issue more than one certificate for it. Delivery of a certificate for a share to one of several joint holders will be sufficient delivery to all.

4.4　Where a member transfers part of his holding of shares, he will be entitled to a certificate for the balance of his holding without charge.

4.5　Share certificates and certificates for debentures and, subject to the provisions of any instrument constituting or securing them, certificates issued under the official seal kept by the company by virtue of section 40 of the Act, need not be signed or counter-signed, or the signatures may be affixed to them by such mechanical means as may be determined by the directors.

4.6　If a share certificate is lost, destroyed, defaced or worn out, it will be renewed and, in case of loss or destruction, on such terms, if any, as to evidence and indemnity as the directors think fit, and, in case of defacement or wearing out, on delivery to the company of the old certificate.

4.7　The company will not make any charge for any certificate issued under article 4.6 but will be entitled to charge for any exceptional out of pocket expenses it incurred relating to the issue of any new certificate.

4.8　The directors have power to implement whatever arrangements they, in their absolute discretion, see fit in order for any class of shares to be a participating security, subject always to the Regulations and the facilities and requirements of the relevant system concerned. Where they do so, articles 4.9 and 4.10 will take effect immediately prior to the time at which the operator of the relevant system concerned permits the class of shares concerned to be a participating security.

4.9   In relation to any class of shares which is, for the time being, a participating security, and as long as that class remains a participating security, no provision of these articles will apply or have effect to the extent that it is in any respect inconsistent with:

4.9.1   the holding of that class in uncertificated form;

4.9.2   the transfer of title to shares of that class by means of a relevant system; or

4.9.3   the Regulations.

4.10   Without prejudice to the generality of article 4.9 and notwithstanding anything contained in these articles, where any class of share is, for the time being, a participating security:

4.10.1   the register relating to the Relevant Class will be maintained at all times in the United Kingdom;

4.10.2   shares of the Relevant Class may be issued in uncertificated form in accordance with and subject to the Regulations;

4.10.3   unless the directors decide otherwise, shares of the Relevant Class held by the same holder or joint holder in certificated and uncertificated form will be treated as separate holdings;

4.10.4   shares of the relevant Class may be changed from uncertificated to certificated form and vice versa, in accordance with and subject to the Regulations;

4.10.5   title to shares of the Relevant Class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned and accordingly, and in particular, articles 4.4 and 4.5 and article 8 will not apply to those shares to the extent that those articles require or contemplate transfer by an instrument in writing and the production of a certificate for the shares to be transferred;

4.10.6   the company will comply with the provisions of Regulations 21 and

22 in relation to the Relevant Class and article 8 in particular will be read as subject to Regulation 22;

4.10.7　the provisions of these articles relating to meetings of or including holders of the Relevant Class, including notices of such meetings, will be subject to Regulation 34; and

4.10.8　articles 4.1 to 4.9 will not apply so as to require the company to issue a certificate to any person holding shares of the Relevant Class in uncertificated form.

5. Lien

5.1　Subject to section 150 of the Act, the company has a first and paramount lien on every share, which is not a fully paid share, for all money, whether presently payable or not, called or payable at a fixed time in respect of such share. The company's lien, if any, on a share extends to all dividends or other money payable on it or in respect of it. The directors may resolve that any share will be exempt from the provisions of this article for some specified period.

5.2　For the purpose of enforcing such lien, the company may sell, in such manner as the directors think fit, any share on which the company has a lien, but no sale will be made unless some money in respect of which the lien exists are presently payable and 14 days have expired after a notice in writing, stating and demanding payment of the money presently payable and giving notice of intention to sell in default, has been served on the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

5.3　The net proceeds of any such sale will be applied in or towards payment or satisfaction of the amount in respect of which the lien exists as is presently payable and any residue will, subject to a like lien in respect of sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares immediately prior to the sale.

5.4　For giving effect to any such sale, the directors may authorise some person to transfer the shares sold to their purchaser.

5.5　The purchaser will be registered as the holder of the shares so transferred and he will not be bound to see to the application of the purchase money, nor will his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

6. Calls on shares

6.1 The directors may, subject to the provisions of these articles and to any conditions of allotment, from time to time make calls upon the members in respect of any money unpaid on their shares, whether on account of the nominal value of the shares or by way of premium. Each member will, subject to being given at least 14 days' notice specifying the time or times and place of payment, pay to the company at the time or times and place so specified the amount called on his shares.

6.2 A call may be payable by instalments and may be postponed or wholly revoked or in part revoked, as the directors may determine.

6.3 A call will be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

6.4 The joint holders of a share are jointly and severally liable to pay all calls in respect of it and any one of such persons may give effective receipts for any return of capital payable in respect of such shares.

6.5 If by the terms of any prospectus, listing particulars or any other document relating to an issue of shares in the company or by the conditions of allotment, any amount is payable in respect of any shares by instalments, every such instalment will be payable as if it were a call duly made by the directors of which due notice had been given.

6.6 If a sum called in respect of a share is not paid before or on the day appointed for its payment, the person from whom the sum is due must pay interest on the sum at such rate as may be fixed by the terms of allotment of the share or, if no rate is fixed, at the appropriate rate, as defined by section 107 of the Act, from the day appointed for its payment to the time of actual payment. The directors are at liberty to waive payment of such interest wholly or in part.

6.7 Any sum which by or pursuant to the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the amount of the share or by way of premium, will for all the purposes of these articles be deemed to be a call duly made and payable on the date on which, by or pursuant to the terms of issue, it becomes payable. In case of non-payment, all the relevant provisions of these articles as to payment of interest, forfeiture or otherwise apply as if such sum had become payable by virtue of a call duly made and notified.

6.8 The directors may make arrangements on the issue of shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

6.9 The directors may receive from any member willing to advance it all or any part of the money unpaid upon the shares held by him, beyond the sums actually called up on them, as a payment in advance of calls, and such payment in advance of calls will extinguish, so far as they extend, the liability upon the shares in respect of which it is advanced. The company may pay interest upon the money so received, or so much of it as from time to time exceeds the amount of the calls then made upon the shares in respect of which it has been received, at such rate as the member paying such sum and the directors agree. Any such payment in advance will not entitle the holder of the shares in question to participate in any dividend in respect of the amount advanced.

7. Forfeiture of shares

7.1 If a member fails to pay any call or instalment of a call before or on the date appointed for its payment, the directors may at any time after that date, during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued on it and all expenses incurred by the company by reason of such non-payment.

7.2 The notice will name a further date, not earlier than 14 days from the date of its service, on or before which and the place where the payment required by the notice is to be made, and will state that, in the event of non-payment on or before the date and at the place appointed, the shares on which the call was made will be liable to be forfeited.

7.3 If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time after its date, before payment of all calls and interest due in respect of it has been made, be forfeited by a resolution of the directors to that effect, and such forfeiture will include all dividends which have been declared on the forfeited shares and not actually paid before the forfeiture.

7.4 When any share has been forfeited, notice of the forfeiture will be served upon the person who was before forfeiture the holder of it, but no forfeiture will be in any manner invalidated by any omission or neglect to give such notice. Subject to the provisions of the Act, any share so forfeited will be deemed to be the property of

the company, no voting rights may be exercised in respect of it and the directors may within 3 years of such forfeiture sell, re-allot, or otherwise dispose of it in such manner as they think fit, either to the person who was before the forfeiture its holder, or to any other person, and either with or without any past or accruing dividends, and in the case of re-allotment, with or without any money paid on it by the former holder being credited as paid up on it. Any share not so disposed of within a period of 3 years from the date of its forfeiture will be cancelled in accordance with the provisions of the Act.

7.5　The directors may at any time, before any share so forfeited has been cancelled or sold, re-allotted or otherwise disposed of, annul the forfeiture upon such conditions as they think fit.

7.6　A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares but, notwithstanding the forfeiture, remains liable to pay to the company all money which at the date of forfeiture was payable by him to the company in respect of the shares and interest on them in accordance with article 6.6, and the directors may enforce payment without any allowance for the value of the shares at the time of forfeiture.

7.7　A statutory declaration that the declarant is a director or the secretary of the company and that a share has been duly forfeited on a date stated in the declaration, is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. Such declaration and the receipt by the company of the consideration, if any, given for the share on its sale, re-allotment or disposal, together with the certificate for the share delivered to a purchaser or allottee of it, subject to the execution of a transfer if so required, constitutes a good title to the share. The person to whom the share is sold, re-allotted or disposed of will be registered as its holder and will not be bound to see to the application of the consideration, if any, nor will his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposal of the share.

7.8　The directors may accept the surrender of any share liable to be forfeited under these articles and in any such case any reference in these articles to forfeiture includes surrender.

8. Transfer of shares

8.1　All transfers of shares must be effected in the manner authorised by the Stock Transfer Act 1963.

8.2 The instrument of transfer must be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The transferor will be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

8.3 The directors may, in their absolute discretion and without giving any reason, refuse to register any transfer of shares unless:

    8.3.1 subject to article 10.5, it is in respect of a fully paid share;

    8.3.2 it is duly stamped, is deposited at the office or such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

    8.3.3 it is in respect of only one class of share;

    8.3.4 it is in favour of not more than 4 transferees except in the case of executors or trustees of a deceased member; or

    8.3.5 it is in respect of a share on which the company does not have a lien in respect of which the company has not served a notice pursuant to article 5.2.

8.4 In exceptional circumstances approved by the London Stock Exchange, the directors may refuse to register any transfer of shares to which article 8.3 would otherwise apply, provided that their refusal does not disturb the market.

8.5 If the directors refuse to register a transfer of any shares, they must, within
2 months after the date on which the transfer was lodged with the company, send to the transferor and the transferee notice of the refusal.

8.6 The registration of transfers of any class of shares may be suspended at such times and for such periods, not exceeding 30 days in any year, as the directors may from time to time determine.

8.7 The company is not entitled to charge any fee in respect of the registration of any instrument of transfer, probate, letters of administration, certificate of marriage or death, power of attorney, stop notice or other document relating to or affecting the

title to any shares.

8.8 All instruments of transfer which are registered will, subject to article 42.1, be retained by the company, but any instrument of transfer which the directors refuse to register will, except in any case of fraud, be returned to the person depositing it.

8.9 Nothing in these articles precludes the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

9. Transmission of shares

9.1 In the case of the death of a member, the survivors or survivor where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, are the only persons recognised by the company as having any title to his interest in the shares, but nothing in this article will release the estate of a deceased joint holder from any liability in respect of any share jointly held by him.

9.2 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the directors, and subject as provided in these articles, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as its holder.

9.3 If the person so becoming entitled elects to be registered himself, he must deliver or send to the company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he must signify his election by signing a transfer of the share in favour of that person. All the limitations, restrictions and provisions of these articles relating to the right to transfer and the registration of transfers of shares apply to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by such member.

9.4 A person becoming entitled to a share in consequence of the death or bankruptcy of a member will, upon supply to the company of such evidence as the directors may reasonably require as to his title to the share, be entitled to receive and may give a discharge for all benefits arising or accruing on or in respect of the share, but he will not be entitled in respect of that share to receive notices of or to attend or vote at meetings of the company, or, except as previously stated, to any of the rights or privileges of a member until he has become a member in respect of the share. The directors may at any time give notice requiring any such person who is

the bolder of a fully paid up share to elect either to be registered himself or to transfer the share and, if within 60 days the notice is not complied with, such person will be deemed to have elected to be registered as a member in respect of the share and may be registered accordingly.

10. Disclosure of interests in shares

10.1   Sections 211, with the exception of sub-section (10), 212 and 213(1) to (3) of the Act are deemed to be incorporated into these articles and accordingly to apply as between the company and each member. If a Section 212 Notice is given to a person appearing to be interested in any shares, a copy will at the same time be given to the holder of those shares but the accidental omission to do so or the non-receipt by the member will not prejudice the operation of articles 10.2 to 10.6, which are without prejudice to the provisions of section 216 of the Act. In particular, the company will be entitled to apply to the court under section 216(1) whether or not these articles apply or have been applied.

10.2   If a member or any person appearing to be interested in any shares held by a member has been duly served with a Section 212 Notice and fails fully to comply with it after 14 days from the date of service of the Section 212 Notice, the provisions of articles 10.4 and 10.5 will apply. The restrictions imposed by those articles in relation to any shares will continue until a relevant event occurs in relation to those shares and will cease immediately it does so. For this purpose, a "relevant event" is either of the following:

10.2.1   the default is remedied to the satisfaction of the company; or

10.2.2   the shares are registered in the name of the purchaser or offeror, or that of his nominee, pursuant to an arm's length transfer, as defined in article 10.7.1.

10.3   Any dividends withheld pursuant to article 10.5.2 will be paid to the member as soon as practicable after the restrictions contained in article 10.5 lapse.

10.4   Subject to article 10.6 and unless the directors otherwise determine, a member who has a holding of less than 0.25 per cent, of any class of shares, will not be entitled in respect of the shares held by him, whether or not referred to in the Section 212 Notice, to attend and vote at a general meeting either personally or by proxy.

10.5   Subject to article 10.6 and unless the directors otherwise determine, a member

who has a holding of at least 0.25 per cent. of any class of shares will not be entitled in respect of the shares held by him, whether or not referred to in the Section 212 Notice:

10.5.1   to attend and vote at a general meeting either personally or by proxy;

10.5.2   to receive any dividend payable in respect of such shares; or

10.5.3   to transfer or agree to transfer any of such shares, or any rights in them.

10.6   The restrictions in articles 10.4 and 10.5 are without prejudice to the right of either the member holding the shares concerned or, if different, the beneficial owner of those shares, to sell or agree to sell them pursuant to an arm's length transfer.

10.7   For the purposes of articles 10.1 to 10.6:

10.7.1   an arm's length transfer in relation to any shares is a transfer pursuant to:

10.7.1.1   a sale of those shares to a bona tide unconnected third party on a recognised investment exchange, as defined in the Financial Services Act 1986, or on any stock exchange outside the United Kingdom on which the shares are normally traded; or

10.7.1.2   a takeover offer for the company as defined in section 428 of the Act; and

10.7.2   the company will be entitled to treat any persons as appearing to be interested in any shares if:

10.7.2.1   the member holding such shares or any person who is or may be interested in such shares either fails to respond to a Section 212 Notice or has given to the company a notification pursuant to a Section 212 Notice which in the opinion of the directors fails to establish the identities of those interested in the shares and if, after taking into account such notification and any other relevant notification

pursuant to a Section 212 Notice, the company knows or has reasonable cause to believe that the person in question is or may be interested in the shares; or

10.7.2.2   that person, not being the member, is interested in those shares for the purposes of section 212.

11.   Stock

11.1   The company may by ordinary resolution convert any fully paid up shares into stock and reconvert any stock into paid up shares of any denomination.

11.2   The holders of stock may transfer it, or any part of it, in the same manner and subject to the same regulations as would have applied to the shares from which the stock arose if they had not been converted, or as near as circumstances admit. The directors may from time to time, if they think fit, fix the minimum amount of stock transferable, provided that such minimum does not exceed the nominal amount of each of the shares from which the stock arose.

11.3   The holders of stock will, according to the amount of the stock held by them, have the same rights, privileges and advantages in all respects as if they held the shares from which the stock arose, provided that no such privilege or advantage, except participation in dividends and profits of the company and in the assets on a winding up, will be conferred by an amount of stock which would not, if existing in shares, have conferred such privilege or advantage.

11.4   All the provisions of these articles applicable to paid up shares will apply to stock, and in all such provisions the words "share" and "member" include "stock" and "stockholder" respectively.

12.   Increase of capital

12.1   Subject to article 12.2, the company may from time to time by ordinary resolution increase its capital by such sum, to be divided into shares of such amounts and carrying such rights, as the resolution may prescribe.

12.2   All new shares are subject to the provisions of these articles with reference to payment of calls, lien, forfeiture, transfer, transmission and otherwise. Unless otherwise provided by these articles, by the resolution creating the new shares or by the conditions of issue, the new shares will upon issue be ordinary shares.

13. Alteration of capital

13.1   The company may by ordinary resolution:

    13.1.1   consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares;

    13.1.2   sub-divide its shares, or any of them, into shares of smaller nominal value than is fixed by the memorandum of association, subject nevertheless to the provisions of the Act, and so that the resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over or may have such deferred rights or be subject to any such restrictions as compared with the others as the company has power to attach to unissued or new shares; and

    13.1.3   cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

13.2   The company may from time to time by special resolution reduce its authorised and issued share capital, capital redemption reserve fund and any share premium account in any manner authorised by the Act and diminish the amount of its share capital by the amount of the shares so cancelled.

13.3   Whenever as a result of any consolidation of shares any members would become entitled to fractions of a share, the directors may for the purpose of eliminating such fractions sell the shares representing the fractions for the best price reasonably obtainable and distribute the proceeds of sale in due proportion among the members who would have been entitled to the fractions of shares.

13.4   For the purpose of any such sale, the directors may authorise some person to transfer the shares representing the fractions to their purchaser, whose name will be entered in the register of members as the holder of the shares, and who will not be bound to see to the application of the purchase money, and the title to the shares of such purchaser will not be affected by any irregularity or invalidity in the proceedings in reference to the sale.

14. General meetings

14.1 Subject to the provisions of the Act, the annual general meeting will be held at such time and place as the directors may determine.

14.2 All general meetings other than annual general meetings are called extraordinary general meetings.

14.3 The directors may call an extraordinary general meeting whenever they think fit, and must do so when required by the Act, and extraordinary general meetings must also be convened on such requisition, or in default may be convened by such requisitionists, as provided by the Act.

15. Notice of general meetings

15.1 Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting for the passing of a special resolution must be called by at least 21 days' notice, and all other general meetings must be called by at least 14 days' notice. The notice is exclusive of the day on which it is served, or deemed to be served, and of the day for which it is given.

15.2 Every notice must be in writing and specify the place, the day and the time of meeting, and, in the case of special business, the general nature of such business, and in the case of an annual general meeting, must specify the meeting as such.

15.3 Notices must be given in the manner stated in these articles to all the members, other than those who under the provisions of these articles or under the rights attached to the shares held by them are not entitled to receive the notice, and to the auditors.

15.4 Notwithstanding that it is called by shorter notice than that specified in article 15.1, a meeting of the company is deemed to have been duly called if it is so agreed:

15.4.1 in the case of a meeting called as an annual general meeting, by all the members entitled to attend and vote at it; or

15.4.2 in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a

majority together holding not less than *95* per cent. in nominal value of the shares giving that right.

15.5   The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice will not invalidate the proceedings at that meeting.

15.6   In every notice calling a meeting of the company or any class of the members of the company, there will appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him, and that a proxy need not also be a member.

15.7   Where special notice of a resolution is required by any provision contained in the Act, the resolution is not effective unless notice of the intention to move it has been given to the company not fewer than 28 days, or such shorter period as the Act permits, before the meeting at which it is moved, and the company must give to its members, notice of any such resolution as required by and in accordance with the provisions of the Act.

15.8   It is the duty of the company, subject to the provisions of the Act, on the requisition in writing of such number of members as is specified in the Act and, unless the company otherwise resolves, at the expense of the requisitionists:

15.8.1   to give to members entitled to receive notice of the next annual general meeting notice of any resolution which may properly be moved and is intended to be moved at that meeting; and

15.8.2   to circulate to members entitled to have notice of any general meeting sent to them any statement of not more than 1,000 words with respect to the matter referred to in any proposed resolution or the business to be dealt with at that meeting.

16.   **Proceedings at general meetings**

16.1   All business transacted at an extraordinary general meeting is deemed special.

16.2   All business transacted at an annual general meeting is also deemed special, with the exception of declaring dividends, the consideration of the accounts and balance sheet and the reports of the directors and auditors and other documents required to be annexed to the balance sheet, the appointment of directors in the

place of those retiring by rotation or otherwise, the reappointment of the retiring auditors, other than retiring auditors who have been appointed by the directors to fill a casual vacancy, the fixing of the remuneration of the auditors, and the giving, varying, revoking or renewing of any authority or power for the purposes of section 80 of the Act.

16.3 No business may be transacted at any general meeting unless a quorum is present. Except as otherwise provided in these articles, 2 persons entitled to vote at the meeting each being a member or a proxy for a member or a representative of a corporation which is a member, duly appointed as such in accordance with the Act, are a quorum for all purposes.

16.4 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of, or by, members, will be dissolved. In any other case, it will stand adjourned to the same day in the next week at the same time and place, or to such other day and at such other time and place as the directors may determine.

16.5 If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote will have power to decide upon all matters which could properly have been disposed of at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, the company must give at least 7 clear days' notice, specifying the place, the day and the time of the adjourned meeting and that the member or members present will form a quorum, but it will not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Except as stated, it will not be necessary to give any notice of an adjournment.

16.6 The chairman, if any, of the board of directors, or in his absence some other director nominated by the chairman in writing, will preside as chairman at every general meeting of the company, but if at any meeting neither the chairman nor such other director is present within 15 minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the directors present may choose some director present to be chairman, or if no director is present, or if all the directors present decline to take the chair, the members present may choose some member present to be chairman.

16.7 The chairman may, with the consent of any meeting at which a quorum is present, and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business may be transacted at any

adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

16.8   At any general meeting, a resolution put to the vote of the meeting is decided on a show of hands, unless before or upon the declaration of the result of the show of bands a poll is demanded:

16.8.1   by the chairman; or

16.8.2   by not fewer than 5 members present in person or by proxy and entitled to vote at the meeting; or

16.8.3   by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

16.8.4   by a member or members holding shares of the company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

16.9   Unless a poll is so demanded, a declaration by the chairman that a resolution has been carried, or carried unanimously or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the book containing the minutes of the proceedings of general meetings of the company is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

16.10   The instrument appointing a proxy to vote at a meeting is deemed also to confer authority to demand or join in demanding a poll and to vote on a poll on the election of a chairman and on a motion to adjourn a meeting. For the purposes of article 16.8, a demand by a person as proxy for a member is the same as a demand by the member.

16.11   If any votes are counted which ought not to have been counted or might have been rejected, or if any votes are not counted which ought to have been counted, the error will not vitiate the result of the voting unless it is pointed out at the same meeting, or at any adjournment of it, and it is in the opinion of the chairman of the meeting of sufficient magnitude to vitiate the result of the voting.

16.12 If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution will not be invalidated by any error in such ruling. In the case of a resolution proposed as an extraordinary or special resolution, no amendment to it, other than a mere clerical amendment to correct a patent error, may in the event be considered or voted upon.

16.13 Subject to the provisions of article 16.14, if a poll is duly demanded, it will be taken in such manner as the chairman may direct, including the use of ballot or voting papers or tickets, and the result of a poll will be deemed to be the resolution of the meeting at which the poll was demanded. The chairman may, in the event of a poll, appoint scrutineers, who need not be members, and may fix some place and time for the purpose of declaring the result of the poll.

16.14 A poll demanded on the election of a chairman or on a question of adjournment must be taken immediately. A poll demanded on any other question must be taken immediately or at such time and place as the chairman directs, not being more than 30 days from the date of the meeting or the adjourned meeting at which the poll was demanded. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least 7 days' notice must be given specifying the time and place at which the poll is to be taken.

16.15 The demand for a poll will not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

16.16 A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn will not be taken to have invalidated the result of a show of bands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn with the consent of the chairman, the meeting will continue as if the demand had not been made.

17. Votes of members

17.1 Subject to any special rights or restrictions as to voting attached to any share by or in accordance with these articles, on a show of hands every member who, being an individual, is present in person, or, being a corporation, is present by a duly authorised representative or proxy, has one vote and on a po^li every member who is present in person or by proxy has one vote, for every share of which he is the

holder.

17.2   In the case of joint holders of a share, the person whose name appears first in the register of members is entitled, to the exclusion of the other joint holders, to vote, whether in person or by proxy, in respect of the share.

17.3   A member who is a patient within the meaning of the Mental Health Act 1983 may vote, whether on a show of hands or on a poll, by his receiver, curator bonis, or other person appointed by such court (who may on a poll vote by proxy) provided that such evidence as the directors may require of the authority of the person claiming to vote has been deposited at the office not fewer than 48 hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

17.4   No member will, unless the directors otherwise determine, be entitled in respect of any shares held by him to vote at any general meeting either in person or by proxy, or to exercise any privilege as a member:

17.4.1   if any calls or other sums presently payable by him in respect of those shares have not been paid; or

17.4.2   he or any person appearing to be interested in those shares has been duly served with a Section 212 Notice and he or any such person is in default in supplying to the company the information requested in it within 42 days after service of such notice or such longer period as may be specified in such notice for compliance with it and has not remedied such default within a further period of 14 days after service of a further notice requiring him so to do.

17.5   No objection may be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or cast, and every vote not disallowed at such meeting will be valid for all purposes. Any such objection made in due time will be referred to the chairman of the meeting, whose decision is final, binding and conclusive.

17.6   On a poll, votes may be given either in person or by proxy and a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

17.7   Any person, whether a member or not, may be appointed to act as a proxy. A member may appoint more than one proxy to attend on the same occasion.

Deposit of an instrument of proxy does not preclude a member from attending and voting in person at the meeting or any adjournment of it.

17.8   The instrument appointing a proxy must be in writing in any usual or common form, or such other form as may be approved by the directors, and will be signed by the appointor or by his agent duly authorised in writing or if the appointor is a corporation, must be either under its common seal or signed by an officer or agent so authorised. The directors may, but will not be bound to, require evidence of authority of such officer or agent. An instrument of proxy need not be witnessed.

17.9   The instrument appointing a proxy, together with, unless the directors waive such requirement, the power of attorney or other authority, if any, under which it is signed, or a certified copy of such authority, must be deposited at the office, or at such other place in the United Kingdom as is specified for that purpose in the notice calling the meeting, or in any instrument of proxy sent out by the company in relation to the meeting, not fewer than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote and, in default, the instrument of proxy will not be valid. An instrument appointing a proxy to vote at any meeting and deposited as set out in this article will authorise the proxy so appointed to vote on any poll taken or demanded at such meeting or at any adjournment of such meeting. No instrument appointing a proxy will be valid after the expiry of 12 months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within 12 months from such date.

17.10   A vote given in accordance with the terms of an instrument of proxy or by the duly authorised representative of a corporate member or a poll demanded by proxy or by the duly authorised representative of a corporate member will be valid, notwithstanding, in the case of a proxy, the previous death or insanity of the principal, or the revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, provided that no notice in writing of such death, insanity or revocation has been received by the company at the office at least 3 hours before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

17.11   The directors may at the expense of the company send, by post or otherwise, to the members instruments of proxy, with or without provision for their return pre-paid, for use at any general meeting or at any separate meeting of the

holders of any class of shares of the company either in blank or nominating in the alternative any one or more of the directors or any other persons. If, for the purpose of any meeting, invitations to appoint as proxy a person, or one of a number of persons, specified in the invitations are issued at the company's expense, they will be issued to all, and not to some only, of the members entitled to be sent a notice of the meeting and to vote at it by proxy.

18. Corporations acting by representatives

18.1 Any corporation which is a member of the company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the company or of any class of members of the company. The person so authorised will be entitled to exercise the same powers on behalf of such corporation as the corporation could exercise if it were an individual member of the company and such corporation will for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

19. Directors

19.1 Unless and until otherwise determined by the company by ordinary resolution, the number of directors is not fewer than 2 nor more than 10.

19.2 A director is not required to hold any share qualification but is nevertheless entitled to attend and speak at any general meeting or at any separate meeting of the holders of any class of shares of the company.

20. Alternate directors

20.1 Any director, other than an alternate director, may at any time appoint any other director, or any person approved by resolution of the directors, to be an alternate director of the company, and may at any time remove any alternate director so appointed by him from office and, subject to such approval by the directors, appoint another person in his place. An alternate director so appointed is not required to hold any share qualification.

20.2 Subject to his giving to the company an address within the United Kingdom at which notices may be served upon him, an alternate director is entitled to receive notices of all meetings of the directors and to attend and vote as a director at any such meeting at which the director appointing him is not personally present, and generally to perform all the functions of his appointor as

a director in the absence of such appointor.

20.3   An alternate director will cease to be an alternate director on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases for any reason to be a director. If, however, any director retires but is reappointed by the meeting at which such retirement took effect, any appointment made by him pursuant to article 20.1 which was in force immediately prior to his retirement will continue to operate after his re-appointment as if he had not so retired.

20.4   All appointments and removals of alternate directors must be effected by notice in writing signed by the director making or revoking such appointment sent to or left at the registered office of the company.

20.5   Except as otherwise provided in these articles, an alternate director is deemed for all purposes to be an officer of the company and is alone responsible to the company for his own acts and defaults, and he is not deemed to be the agent of or for the director appointing him. An alternate director is not entitled to receive any remuneration from the company for his services as such but his remuneration is payable out of the remuneration payable to the director appointing him, and will consist of such part, if any, of the latter's remuneration as is agreed between them.

21.   Powers and duties of directors

21.1   The business of the company is managed by the directors who may exercise all such powers of the company as are not by the Act or by these articles required to be exercised by the company in general meeting, subject nevertheless to the provisions of these articles and of the Act, and to such directions, whether or not inconsistent with these articles, as may be prescribed by the company by special resolution. No such direction and no alteration Of these articles will invalidate any prior act of the directors which would have been valid if such direction or alteration had not been given or made. The matters to which the directors have regard in the performance of their functions include the interests of the company's employees in general as well as the interests of its members. The general powers given by this article are not limited or restricted by any special authority or power given to the directors by any other article.

21.2   The directors may from time to time provide for the management and transaction of the affairs of the company in any specified locality, whether at home or abroad, in such manner as they think fit, and the provisions contained

in articles 21.3 to 21.5 are without prejudice to the general powers conferred by this article.

21.3   The directors may establish any councils, committees, local boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any council, committee, local board, manager or agent any of the powers, authorities and discretions vested in the directors, with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies in it, and to act notwithstanding vacancies. Any such appointment or delegation may be made upon such terms and subject to such conditions as the directors may think fit, and the directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation will be affected by it.

21.4   The directors may from time to time, and at any time, appoint, whether by power of attorney or otherwise, any corporation, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the directors, to be the agent of the company for such purposes and with such powers, authorities and discretions, not exceeding those vested in or exercisable by the directors under these articles, and for such period and subject to such conditions as they may think fit. Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such agent as the directors may think fit, and may also authorise any such agent to sub-delegate all or any of the powers, authorities and discretions vested in him.

21.5   The directors may exercise the powers conferred upon the company by section 362 of the Act with regard to the keeping of an overseas branch register and the directors may, subject to the provisions of the Act, make and vary such regulations as they may think fit respecting the keeping of any such register.

21.6   The directors may establish and maintain, or procure the establishment and maintenance of, any pension, annuity or superannuation funds, whether contributory or otherwise, for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances and emoluments to, any persons who are or were at any time directors of or in the employment or service of the company, or of any company which is a subsidiary of the company or is allied to or associated with the company or any such subsidiary or of any of the predecessors in business of the company or any such other company, or who may be or have been directors or officers of the company, or of any such other

company, and to the wives, widows, families and dependants of any such persons.

21.7   Subject to particulars with respect to the proposed payment being disclosed to the members of the company and to the proposal being approved by the company by ordinary resolution, if the Act so requires, any director who holds or has held any executive position or agreement for services is entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

21.8   The directors may also establish, subsidise and subscribe to any institutions, associations, societies, clubs or funds calculated to be for the benefit of, or to advance the interests and well-being of, the company or of any person or any other company mentioned in article 21.6, and make payments for or towards the insurance of any such person and subscribe or guarantee money for charitable or benevolent objects, or for any exhibition or for any political, public, general or useful object, and do any of such matters, either alone or in conjunction with any company mentioned in article 21.6.

21.9   The directors may exercise the voting power conferred by the shares in any other company held or owned by the company or exercisable by them as directors of such other company in such manner in all respects as they think fit, including its exercise in favour of any resolution appointing themselves or any of them directors or other officers or employees of such company or voting or providing for the payment of remuneration to such officers or employees.

21.10   The directors may at any time require any corporate member to furnish any information, supported, if the directors so require, by a statutory declaration, which they may consider necessary for the purpose of determining whether or not such member is one to which Chapter 111 Part XI Income and Corporation Taxes Act 1988 applies.

21.11   All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for money paid to the company, must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the directors may from time to time determine by resolution.

22.   Borrowing powers

22.1   Subject as provided in articles 22.2 to 22.11, the directors may exercise all the powers of the company to borrow money and to mortgage or charge its

undertaking, property and uncalled capital, or any part if it, and subject to the provisions of the Act, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

22.2   The directors must restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiaries so as to secure, as regards subsidiaries so far as by such exercise they can secure, that, except with the previous sanction of an ordinary resolution, no money may be borrowed if the aggregate principal amount outstanding, including any premium payable on final repayment, of all money borrowed by the company and its subsidiaries, excluding amounts borrowed by the company and its subsidiaries from any other of such companies, then exceeds, or would as a result of such borrowing, exceed an amount equal to four times the aggregate of:

22.2.1.   the nominal amount paid up on the issued share capital of the company; and

22.2.2   the amounts standing to the credit of the consolidated reserves of the company and its subsidiaries whether distributable or undistributable and including, without limitation, share premium account, capital redemption reserve and profit and loss account.

22.3   The amounts referred to in article 22.2 are all as shown in a consolidation of the then latest audited balance sheets of the company and each of its subsidiary companies but after:

22.3.1   making such adjustments as may be appropriate in respect of any variation in the issued and paid up share capital, the share premium account and the capital redemption reserve fund of the company since the date of its latest audited balance sheet;

22.3.2   excluding from them any sums set aside for future taxation and amounts attributable to outside shareholders in subsidiaries;

22.3.3   deducting from them:

22.3.3.1   an amount equal to any distribution by the company out of profits earned prior to the date of its latest audited balance sheet and which have been declared,

recommended or made since that date except so far as provided for in such balance sheet;

22.3.3.2   goodwill and other intangible assets; and

22.3.3.3   any debit balances on profit and loss account; and

22.3.4   making such adjustments as may be appropriate to reflect any variation in the amount of such share capital and reserves which would result from any transaction for the purpose of which this calculation is being made or any transaction to be carried out contemporaneously with it. For this purpose, if any proposed allotment of shares for cash has been underwritten at any time when the underwriting of such shares is unconditional, such shares will be deemed to have been allotted and the amount, including any premium, of the subscription moneys payable in respect of them, not being money payable later than 4 months after the date of allotment, will be deemed to have been paid up to the extent that underwriters are liable for them.

22.4   For the purposes of article 22.2 "money borrowed" is deemed to include the following except as otherwise taken into account:

22.4.1   the nominal amount of any issued share capital and the principal amount of any debentures or borrowed money, the beneficial interest of which is not for the time being owned by any of the company and its subsidiaries, or any body whether corporate or unincorporate and the payment or repayment of which is the subject of a guarantee or indemnity by any of the company and its subsidiaries;

22.4.2   the outstanding amount raised by acceptances by any bank, acceptance house or finance company under any acceptance credit opened on behalf of and in favour of any of the company and its subsidiaries other than acceptances relating to the purchase or sale of goods or services in the ordinary course of trading;

22.4.3   the principal amount of any debenture, whether secured or unsecured, of any of the company and its subsidiaries owned otherwise than by any of the company and its subsidiaries;

22.4.4   the principal amount of any non participating preference share capital and any other share capital which has limited rights to dividend and capital of any subsidiary owned otherwise than by any of the company and its subsidiaries; and

22.4.5   any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing.

22.5   For the purpose of article 22.2 "money borrowed" is deemed not to include:

22.5.1   borrowings for the purposes of repaying the whole or any part of borrowings by any of the company and its subsidiaries for the time being outstanding and so to be applied within 6 months of being so borrowed, pending their application for such purpose within such period;

22.5.2   borrowings for the purpose of financing any contract in respect of which any part of the price receivable by any of the company and its subsidiaries is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other governmental department fulfilling a similar function or otherwise, to an amount not exceeding that part of the price receivable under the contract which is so guaranteed or insured; and

22.5.3   a proportion of the borrowings of any partly owned subsidiary, but only to the extent that an amount equivalent to such proportion exceeds the amount of any borrowings from such partly owned subsidiary by the company or another of its subsidiaries, such proportion being equal to the proportion of the issued equity share capital of the partly owned subsidiary, the beneficial interest of which is owned by the company or another of its subsidiaries.

22.6   A report by the auditors as to the aggregate amount which may at any one time in accordance with the provisions of article 22.2 be owing by the company and its subsidiaries without the sanction of an ordinary resolution is conclusive in favour of the company and all persons dealing with the company.

22.7   When the aggregate amount of borrowings required to be taken into account for the purposes of article 22.2 on any particular day is being ascertained, any of such money denominated or repayable in a currency other than sterling will be converted for the purpose of calculating the sterling equivalent either:

22.7.1   at the rate of exchange prevailing on that day in London, provided that all but not some only of such money will be converted at the rate of exchange prevailing in London 6 months before such day if by virtue of the current rate of exchange such aggregate amount would be less; for this purpose the rate of exchange will be taken as the middle market rate as at the close of business; or

22.7.2   where the repayment of such money is expressly covered by a forward purchase contract, currency option, back-to-back loan, swaps or other agreement taken out or entered into to reduce the risk associated with fluctuations in exchange rates, at the rate of exchange specified in it.

22.8   No debt incurred or security given in respect of money borrowed, or to be taken into account as money borrowed in excess of the limit in article 22.2, will be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that such limit had been or was exceeded by the debt or security in question, but no lender or other person dealing with the company will be concerned to see or enquire whether such limit is observed.

22.9   Subject as set out in articles 22.2 to 22.8, the directors may secure or provide for the payment of any money to be borrowed or raised by a mortgage of or charge upon all or any part of the undertaking or property of the company, both present and future, and upon any capital remaining unpaid upon the shares of the company whether called up or not, or by any other security. The directors may confer upon any mortgagees or persons in whom any debenture or security is vested such rights and powers as they think necessary or expedient. They may vest any property of the company in trustees for the purpose of securing any money so borrowed or raised and confer upon the trustees, or any receiver to be appointed by them, or by any debenture holder, such rights and powers as the directors may think necessary or expedient in relation to the undertaking or property of the company or its management or realisation or the making, receiving, or enforcing of calls upon the members in respect of unpaid capital, and otherwise. The directors may make and issue debentures to trustees for the purpose of further security and the company may remunerate any such trustees.

22.10   The directors may give security for the payment of any money payable by the company in same manner as for the payment of money borrowed or raised but, in such case, the amount will for the purposes of the limitation in article 22.2 be

reckoned as part of the money borrowed.

22.11   The directors must keep a register of charges in accordance with the Act and the fee to be paid by any person, other than a creditor or member of the company for each inspection of the register of charges to be kept under the Act is 5p.

23.   Delegation of directors' powers

23.1   The directors may delegate any of their powers, duties, discretion and authorities to committees consisting of such members or member of their body as they think fit. Any committee so formed must in the exercise of the powers, duties, discretions and authorities so delegated, conform to any regulations that may be imposed on it by the directors.

23.2   The meetings and proceedings of any such committee consisting of 2 or more members are governed by the provisions of these articles regulating the meetings and proceedings of the directors so far as they are applicable and are not superseded by any regulations made by the directors under article 23.1. No resolution of a committee is effective unless a majority of its members present are directors.

24.   Appointment of directors

24.1   No person , is eligible for appointment to the office of a director at any general meeting unless, not fewer than 7 nor more than 42 clear days before the day appointed for the meeting, there is given to the company notice in writing by some member duly qualified to be present and vote at the meeting for which such notice is given of his intention to propose such person for appointment stating the required particulars and, also, notice in writing signed by the person to be proposed of his willingness to be appointed.

24.2   At   a general meeting, a motion for the appointment of 2 or more persons as directors by a single resolution will be void, unless a resolution that it is so made has been first agreed to by the meeting without any vote being given against it and, for the purpose of this article, a motion for approving a person's appointment or for nominating a person for appointment is treated as a motion for his appointment.

24.3   The company may from time to time by ordinary resolution increase or reduce the number of directors . Without prejudice to the provisions of article 24.4, the

company may by ordinary resolution appoint any person to be a director, either to fill a casual vacancy or as an additional director, and remove a director, including a director holding executive office, before the expiry of his period of office.

24.4   The directors and the company in general meeting each have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an additional director, but so that the total number of directors does not at any time exceed the maximum number, if any, fixed by or in accordance with these articles. Subject to the provisions of the Act and of these articles, any director so appointed by the directors holds office only until the conclusion of the next following annual general meeting and is eligible for reappointment at that meeting. Any director who retires under this article is not taken into account in determining the directors who are to retire by rotation at such meeting.

24.5   Any contract of employment entered into by a director with the company may not include a term that it is to continue or may be continued, otherwise than at the instance of the company, for a period exceeding 5 years during which the employment either cannot be terminated by the company by notice or can be so terminated only in specified circumstances, unless such term is first approved by ordinary resolution of the company.

25.   Disqualification and removal of directors

25.1   The office of a director must be vacated in any of the following events:

25.1.1   if, not being a director who has agreed to serve as a director for a fixed term, he resigns his office by notice in writing signed by him and authorised in such manner as the other directors may require, sent to or left at the office;

25.1.2   if he becomes bankrupt or makes any arrangement or composition with his creditors generally;

25.1.3   if in England or elsewhere an order is made by any court claiming jurisdiction on the ground, however formulated, of mental disorder for his detention or for the appointment of a guardian or receiver or other person, by whatever name called, to exercise powers with respect to his property or affairs;

25.1.4 if he is absent from meetings of the directors for 6 successive months without leave, and his alternate director, if any, has not during such period attended in his place, and the directors resolve that his office be vacated;

25.1.5 if he ceases to be a director by virtue of any provision of the Act or pursuant to these articles; or

25.1.6 if he becomes prohibited by law from being a director.

25.2 Without prejudice to the provisions of the Act, the company may, by extraordinary resolution, remove a director before the expiry of his period of office and may, by ordinary resolution, appoint another person in his place. Such removal is without prejudice to any claim such director may have for breach of any contract of service between him and the company. The person so appointed is subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

26. Executive and other directors

26.1 Subject to the provisions of the Act, the directors may from time to time and at any time appoint one or more of their body to bold any executive office in relation to the management of the business of the company on such terms, for such period and with or without such title(s) as they may decide. The directors may, from time to time, subject to the provisions of any service contract between him and the company, remove or dismiss him or them from such office and appoint another or others in his or their place or places.

26.2 A director who holds any such executive office is, while he continues to hold that office, subject to the provisions of article 25.1 and of any service contract between him and the company, subject to the same provisions as to removal and as to vacation of office as the other directors of the company. If he ceases to hold the office of director for any cause, his appointment as the holder of an executive office will also terminate.

26.3 The remuneration of any director holding executive office may consist of salary, commission, profit participation, share options, pension or insurance benefit or any combination of them, or otherwise as the directors determine.

26.4 The directors may entrust to and confer upon any director appointed to any such

executive office any of the powers exercisable by them as directors, other than the power to make calls or forfeit shares, upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

26.5 Subject to the provisions of the Act, the directors may from time to time, and at any time, pursuant to this article appoint any person to any post with such descriptive title including that of director, whether as executive, group, divisional, departmental, deputy, assistant, local, advisory director or otherwise, as they may determine. They may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may fix and determine their remuneration and duties, and subject to any contract between him and the company, may remove from such post any person so appointed. A person so appointed is not a director of the company for any of the purposes of these articles or of the Act, and accordingly is not a member of the board of directors or of any committee of it, nor is he entitled to be present at any meeting of the board of directors or of any such committee, except at the request of the board of directors or of such committee. If present at such request, he is not entitled to vote at such meeting.

27. Remuneration of directors

27.1 The directors are entitled to fees at such rate or rates as may from time to time be determined by them, provided that the aggregate fees of each director will not exceed £100,000 per annum, or such additional sum as may from time to time be determined by the company by ordinary resolution. In the case of an executive director, such fees are payable to him in addition to his remuneration as an executive director.

27.2 The company may, by ordinary resolution, also vote extra fees to the directors which will, unless otherwise determined by the resolution by which it is voted, be divided among the directors as they may agree, or failing agreement, equally. The directors' fees are deemed to accrue from day to day.

27.3 Any director who serves on any committee, or who devotes special attention to the business of the company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, participation in profits or otherwise as the directors may determine.

28. Directors' expenses

28.1   The directors are also entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with the business of the company or in attending and returning from meetings of the directors or of committees of the directors or general meetings.

29. Directors' interests

29.1   A director, including an alternate director, may hold any other office or place of profit under the company, other than the office of auditor, in conjunction with his office of director and may act in a professional capacity to the company, on such terms as to tenure of office, remuneration and otherwise as the directors may determine.

29.2   Subject to the Act and to the provisions of these articles, no director or intending director, including an alternate director, is disqualified by his office from contracting with the company either with regard to his tenure of any other office or place of profit, or as seller, purchaser or otherwise. No such contract, or any contract or arrangement entered into by or on behalf of the company in which any director is in any way, whether directly or indirectly, interested, is liable to be avoided, nor must any director so contracting or being so interested account to the company for any profit realised by any such contract or arrangement by reason of such director holding that office or of his fiduciary relationship with the company.

29.3   Any director, including an alternate director, may continue to be or become a director or other officer or member of or otherwise interested in any other company promoted by the company or in which the company may be interested, as a member or otherwise, or which is a holding company of the company or a subsidiary of any such holding company. No such director is accountable for any remuneration or other benefits received by him as a director or other officer or member of, or from his interest in, any such other company. The directors may exercise the voting power conferred by the shares in any other company held or owned by the company, or exercisable by the directors or such other company, in such manner in all respects as they think fit, subject to the restrictions contained in article 29.8.

29.4   A director, including an alternate director, who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the company must declare the nature

of his interest at a meeting of directors. In the case of a proposed contract, transaction or arrangement, the declaration must be made at the meeting of the directors at which the question of entering into the contract, transaction or arrangement is first taken into consideration or, if the director was not at the date of that meeting interested in the proposed contract, transaction or arrangement, at the next meeting of the directors held after he became so interested. In a case where the director becomes interested in a contract, transaction or arrangement after it is made, the declaration must be made at the first meeting of the directors held after the director becomes so interested. In a case where the director is interested in a contract, transaction or arrangement which has been made before he was appointed a director, the declaration must be made at the first meeting of the directors held after he is so appointed.

29.5 For the purposes of article 29.4, a general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may, after the date of the notice, be made with such company or firm is deemed a sufficient declaration of interest in relation to any contract so made if such director gives the notice at a meeting of the directors or takes reasonable steps to secure that it is brought up and read at the next meeting of the directors after it is given.

29.6 A director of the company may continue or become a director or other officer, employee or member of any company promoted by the company or in which it may be interested as a seller, shareholder, or otherwise, and no such director is accountable for any remuneration or other benefits derived as director or other officer, employee or member of such company.

29.7 Except as provided in these articles, a director may not vote in respect of any contract, transaction or arrangement or any other proposal whatsoever in which he has an interest which, together with any interest of any person connected with him, within the meaning of section 346 of the Act, is a material interest, otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the company. A director is not counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

29.8 In the absence of some other material interest than is indicated below, a director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

29.8.1 the giving of any security, guarantee or indemnity to him in respect

of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the company or any of its subsidiaries;

29.8.2   the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

29.8.3   any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

29.8.4   any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest, as that term is used in Part VI of the Act, not representing one per cent, or more of any class of the equity share capital of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of this article to be a material interest in all circumstances;

29.8.5   any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue;

29.8.6   any contract, arrangement, transaction or proposal concerning the adoption, modification or operation of any scheme for enabling employees including full time executive directors of the company and/or any subsidiary to acquire shares of the company or any arrangement for the benefit of employees of the company or any of its subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

29.8.7   any contract, arrangement, transaction or proposal concerning insurance which the company proposes to maintain or purchase for

the benefit of directors or for the benefit of persons including directors.

29.9   A director may not vote or be counted in the quorum on any resolution concerning his own appointment as the holder of any office or place of profit with the company or any company in which the company is interested, including fixing or varying the terms of his appointment or its termination.

29.10   Where proposals are under consideration concerning the appointment, including fixing or varying the terms of appointment, of 2 or more directors to offices or employments with the company or any company in which the company is interested, such proposals may be divided and considered in relation to each director separately. In such cases, each of the directors concerned, if not debarred from voting under article 29.8.4, is entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

29.11   If any question arises at any meeting as to the materiality of a director's interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other director will be final and conclusive, except in a case where the nature or extent of the interests of the director concerned have not been fairly disclosed. If the question concerns the chairman, it must be referred to such other director present at the meeting, other than the chairman, as the directors present appoint.

29.12   The company may by ordinary resolution suspend or relax the provisions of articles 29.4 to 29.11 to any extent or ratify any transaction not duly authorised by reason of a contravention of these articles.

30.   **Proceedings of directors**

30.1   The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting are determined by a majority of votes. A director who is also an alternate director is entitled, in the absence of the director whom he is representing, to a separate vote on behalf of such director in addition to his own vote. A director may, and the secretary on the requisition of a director must, at any time call a meeting of the directors, It is not necessary to give notice of a meeting of directors to any director for the time being absent from the United Kingdom, except where an address for such notice has been given pursuant to

article 30.2.

30.2   Notice of meetings of the board of directors is deemed to be duly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings will during his absence be sent in writing to him at his last known address or any other address given by him to the company for this purpose, whether or not out of the United Kingdom.

30.3   A director who is unable to attend any meeting of the directors and has not appointed an alternative director may authorise any other director to vote for him at the meeting and, in that event, the director so authorised has a vote for each director by whom he is so authorised in addition to his own vote. Any such authority must be by instrument signed by the authorising director and authenticated in such manner as the other directors may accept. The authorising director must deposit the original signed instrument at the office as soon as reasonably practicable but failure or delay in his doing so will not prejudice the validity of the authorisation.

30.4   The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed at any other number, is 2. In the event that a meeting of directors is attended by a director who is acting as an alternate for one or more other directors, the director or directors for whom he is the alternate will be counted in the quorum despite their absence, and if there is a quorum the meeting may be held despite the fact that only one director is physically present. Any director or alternate director who attends a meeting of directors by telephone or other conference facility is deemed to be personally present at such meeting for all purposes of these articles and is counted in the quorum accordingly. A meeting of the directors for the time being at which a quorum is present is competent to exercise all powers and discretions for the time being exercisable by the directors.

30.5   The continuing directors may act notwithstanding any vacancy in their body. If the number of the directors is less than the prescribed minimum, the remaining director or directors must immediately appoint an additional director or additional directors to make up such minimum or will convene a general meeting of the company for the purpose of making such appointment. If there is no director or directors able or willing to act, any 2 members may summon a general meeting for the purpose of appointing directors. Any additional director

so appointed holds office, subject to the provisions of the Act and these articles, only until the end of the annual general meeting of the company next following such appointment, unless he is re-elected during such meeting. He is eligible for re-election at such meeting and does not retire by rotation at such meeting nor is taken into account in determining the rotation or retirement of directors at such meeting.

30.6   The directors may from time to time elect from their number, and remove, a chairman and one or more deputy chairmen or vice chairmen and determine the period for which he is to hold office. The chairman, or in his absence, the deputy chairman or vice chairman (to be chosen if, in each case, there are more than one by agreement amongst them, or failing agreement, by lot) or in the absence of any of them, some other director nominated by a majority of the other directors in writing, presides at all meetings of the directors. If no such chairman, deputy chairman or vice chairman is elected, or if at any meeting the chairman or the deputy chairman or the vice chairman or such other director is not present within 5 minutes after the time appointed for holding it, or if none of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

30.7   A resolution in writing, signed by all the directors for the time being entitled to receive notice of a meeting of directors or of a committee of directors, is as effective as a resolution passed at a meeting of the directors or of a committee of directors, duly convened and held, and may consist of several documents in the same form, each signed by one or more of the directors. Any such resolution or document signed by an alternate director is deemed to have been signed by a director who has appointed that alternate director. It need not be signed by the alternate director in that capacity.

30.8   A meeting of the directors for the time being at which a quorum is present is competent to exercise all powers and discretions for the time being exercisable by the directors.

30.9   All acts done bona fide by any meeting of directors, or of a committee of directors, or by any person acting as director, are as valid as if every such person had been duly appointed, was qualified, had continued to be a director and had been entitled to vote, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such director or person acting as a director, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote.

31. Secretary

31.1 Subject to the Act, the secretary of the company is appointed by the directors on such terms and for such periods as they may think fit, and the directors may so appoint one or more assistant or deputy secretary. Any secretary or assistant or deputy secretary so appointed may at any time be removed from office by the directors, without prejudice to any claim for damages for breach of any contract of service between him and the company.

31.2 Anything by the Act required or authorised to be done by the secretary may, if the office is vacant or there is for any other reason no secretary capable of acting, be done by any assistant or deputy secretary or, if there is no assistant or deputy secretary capable of acting, by any officer of the company authorised generally or specifically in that behalf by the directors. Any provision of the Act or of these articles requiring or authorising a thing to be done by a director and secretary is not satisfied by its being done by the same person acting both as director and as, or in the place of, the secretary.

32. Minutes

32.1 The directors must ensure that minutes are made of:

32.1.1 all appointments of officers and committees made by the directors;

32.1.2 the names of the directors present at each meeting of directors and of any committee of directors and all business transacted at such meetings; and

32.1.3 all orders, resolutions and proceedings at all meetings of the company, of the holders of any class of shares in the company and of the directors and of committees of directors.

32.2 Any such minute, if purporting to be signed by the chairman of the meeting at which the proceedings were held, or by the chairman of the next succeeding meeting, is prima facie evidence of the matters stated in such minutes without any further proof.

33. Seal and authentication of documents

33.1 The directors must provide a common seal for the company and will have power from time to time to destroy it and to substitute a new seal for it.

33.2 An instrument expressed to be executed and delivered as a deed by the company signed by 2 directors or by one director and secretary by the authority of the directors or a committee authorised by the directors has effect as if executed under seal.

33.3 The directors may exercise the powers conferred on the company by section 40 of the Act with regard to having an official seal solely for sealing documents creating or evidencing securities of the company. Any such documents to which such official seal is affixed need not be signed by any person.

33.4 The directors must provide for the safe custody of the seal and the seal may never be used except by the authority of a resolution of the directors or of a committee of the directors authorised for that purpose by the directors. The directors may from time to time make such regulations as they think fit, subject to the provisions of these articles in relation to share and debenture certificates, determining the persons and the number of such persons who may sign every instrument to which the seal is affixed and, until otherwise so determined, every such instrument must be signed by one director and must be countersigned by a second director or by the secretary.

33.5 The company may have official seals under the provisions of section 39 of the Act for use abroad. Wherever reference is made in these articles to the seal, the reference, when and so far as may be applicable, is deemed to include any such official seal.

33.6 Any director or the secretary or any person appointed by the directors for the purpose has power to authenticate any documents affecting the constitution of the company and any resolutions passed by the company or the directors or any committee of the directors, and any books, records, documents and accounts relating to the business of the company, and to certify copies of them or extracts from them as true copies or extracts. A document purporting to be a copy of a resolution, or a copy of or an extract from the minutes of a meeting of the company or of the directors or any committee of the directors, which is certified as stated, is conclusive evidence in favour of all persons dealing with the company upon the faith of any such copy that such resolution has been duly passed or, as the case may be, that such copy or extract is a true and accurate record of proceedings at a duly constituted meeting.

34. Dividends

34.1 The profits of the company available for distribution and resolved to be distributed are applied in the payment of dividends to the members in accordance with their respective rights and priorities. The company in general meeting may declare dividends accordingly.

34.2 No dividend or interim dividend is payable otherwise than in accordance with the provisions of the Act and no dividend may exceed the amount recommended by the directors.

34.3 Subject to the rights of persons, if any, entitled to shares with preferential or other special rights as to dividends, all dividends must be declared and paid according to the amounts paid up on the shares, otherwise than in advance of a call, in respect of which the dividend is paid. All dividends will be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid, except that if any share is issued on terms providing that it carries any particular rights as to dividend, such share will rank for dividend accordingly.

34.4 Subject to the provisions of the Act and of these articles, the directors may, if they think fit, from time to time pay to the members such interim dividends as appear to the directors to be justified by the distributable profits of the company. If at any time the share capital of the company is divided into different classes, the directors may pay such interim dividends in respect of those shares in the capital of the company which confer on their holders deferred or non-preferred rights, as well as in respect of those shares which confer on their holders preferential rights with regard to dividend. No dividend, whether interim, final or otherwise, may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay half-yearly, or at other suitable intervals to be settled by them, any dividend which may be payable at a fixed rate if they are of the opinion that the distributable profits justify the payment and if and to the extent that such payment is permitted by the Act. Provided the directors act bona fide, they will not incur any responsibility to the holders of shares conferring a preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferred rights.

34.5 Subject to the provisions of the Act or as otherwise required by law, where any asset, business or property is bought by the Company as from a past date, whether such date is before or after the incorporation of the company, the profits or losses attributable to it as from such date may at the discretion of the directors in whole or in part be carried to revenue account and treated for all

purposes as profits or losses of the company. Subject as stated, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the directors be treated as revenue and it will not be obligatory to capitalise it or any part of it.

34.6   The directors may deduct from any dividend or other money payable to any member on or in respect of a share all sums of money, if any, presently payable by him to the company on account of calls or otherwise in relation to the shares of the company. The company may cease to send any cheque or warrant through the post for any dividend payable on any shares in the company. which is normally paid in that manner on those shares if, in respect of at least 2 consecutive dividends payable on those shares, the cheques or warrants have been returned undelivered or remain uncashed or, if following one such occasion, reasonable enquiries have failed to establish any new address of the registered holder. Subject to the provisions of these articles, the company must recommence sending cheques or warrants in respect of dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the company to pay future dividends in some other way.

34.7   The directors may retain the dividends payable upon shares in respect of which any person is, under the provisions as to the transmission of shares contained in these articles, entitled to become a member, or which any person is under those provisions entitled to transfer, until such person becomes a member in respect of such shares or transfers them.

34.8   All dividends, interest or other sums payable and unclaimed for one year, after having been declared, may be invested or otherwise made use of by the directors for the benefit of the company until claimed and the company is not constituted a trustee in respect of them. No dividend will bear interest as against the company.

34.9   Any dividend which has remained unclaimed for a period of 12 years from the date on which it becomes due for payment will, if the directors so resolve, be forfeited and cease to remain owing by the company and will from then on belong to the company absolutely.

34.10   Any dividend or other money payable on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled to it and, in the case of joint holders, to any one of such joint holders or, to such person and such address as the holder or joint holders may in

writing direct. Every such cheque or warrant will be made payable to the order of the person to whom it is sent or to such other person as the holder or joint holders may in writing direct and payment of the cheque or warrant is a good discharge to the company. Every such cheque or warrant will be sent at the risk of the person entitled to the money.

34.11   If several persons are registered as joint holders of any share any one of them may give effectual receipts for any dividend or other money payable on or in respect of the share.

34.12   The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole, or some part, to be determined by the board, of any dividend specified by the ordinary resolution. The following provisions will apply:

34.12.1   an ordinary resolution may specify a particular dividend or may specify all or any dividends declared within a specified period but such period may not end later than the beginning of the annual general meeting next following the date of the meeting at which the ordinary resolution is passed;

34.12.2   the entitlement of each holder of ordinary shares to new ordinary shares is such that the relevant value of the entitlement is as nearly as possible equal to, but not greater than, the cash amount, disregarding any tax credit of the dividend that such holder elects to forgo. For this purpose, "relevant value" is calculated by reference to the average of the middle market quotations for the company's ordinary shares on the London Stock Exchange, as derived from the London Stock Exchange Daily Official List, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the 4 subsequent dealing days or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend is conclusive evidence of that amount;

34.12.3   on or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer an election in respect of that dividend, must also announce that intention, and, after determining the basis of allotment, if it decides to proceed with

the offer, must notify the holders of ordinary shares in writing of the right of election to them and specify the procedure to be followed and the place at which, and the latest time by which elections must be lodged in order to be effective;

34.12.4   the board may not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

34.12.5   the board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

34.12.6   the dividends, or that part of the dividend in respect of which a right of election has been offered, will not be payable on ordinary shares in respect of which an election has been made ("elected ordinary shares") and instead additional ordinary shares will be allotted to the holders of the elected ordinary shares on the basis of the allotment calculated as stated. For such purpose, the board will capitalise, out of any amount for the time being standing to the credit of any reserve or fund, including the profit and loss account, whether or not it is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis; and

34.12.7   the additional ordinary shares when allotted will rank equally in all respects with the fully paid shares then in issue except that they will not be entitled to participate in the relevant dividend.

34.13   A general meeting declaring a dividend may, upon the recommendation of the directors, direct payment of such dividend wholly or in part by the distribution of specific assets, and in particular of paid-up shares or debentures of the company or any other company, and the directors must give effect to such resolution. Where any difficulty arises in regard to the distribution, they may settle it as they think expedient and, in particular but without limitation, may

issue fractional certificates and may fix the value for distribution of such specific assets or any part of them, and may determine that cash payments will be made to any members upon the basis of the value so fixed, in order to adjust the rights of members. They may vest any specific assets in trustees upon trust for the persons entitled to the dividend as may seem expedient to the directors, and generally may make such arrangements for the allotment, acceptance and sale of such specific assets or fractional certificates, or any part of them, and otherwise as they think fit.

35. Reserves

35.1 Subject to the provisions of the Act, the directors may before recommending any dividend, whether preferential or otherwise, carry to reserve out of the profits of the company, including any premiums received upon the issue of debentures or other securities of the company, such sums as they think proper as a reserve or reserves.

35.2 All sums standing to reserve may be applied from time to time at the discretion of the directors for meeting depreciation or contingencies or for special dividends or bonuses or for equalising dividends or for repairing, improving or maintaining any of the property of the company or for such other purposes as the directors may decide are conducive to the objects of the company or any of them. Pending their application such sums may either be employed in the business of the company or be invested in such investments as the directors think fit.

35.3 The directors may divide the reserve into such special funds as they think fit, and may consolidate into one fund any special funds or any parts of any special funds into which the reserve has been divided, as they think fit. Any sum which the directors may carry to reserve out of the unrealised profits of the company will not be mixed with any reserve to which profits available for distribution have been carried. The directors may also without placing them to reserve carry forward any profits which they may think it not prudent to divide.

36. Capitalisation of profits

36.1 Subject as set out in articles 36.2, 36.3 and 36.4, the directors may with the

authority of an ordinary resolution of the company:

36.1.1 resolve to capitalise any undivided profits of the company, whether

or not they are available for distribution and including profits standing to any reserve, or, any sum standing to the credit of the company's share premium account or capital redemption reserve funds;

36.1.2   appropriate the profits or sum resolved to be capitalised to the members in proportion to the nominal amount of ordinary shares, whether or not fully paid, held by them respectively, and apply such profits or sum on their behalf, either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by such members respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to such profits or sum, and allot and distribute such shares or debentures credited as fully paid up, to and amongst such members, or as they may direct, in due proportion, or partly in one way and partly in the other;

36.1.3   resolve that any shares allotted under this article to any member in respect of a holding by him of any partly paid ordinary shares will, so long as such ordinary shares remain partly paid, rank for dividends only to the extent that such partly paid ordinary shares rank for dividend;

36.1.4   make such provisions by the issue of fractional certificates or by payment in cash or otherwise as the directors think fit for the case of shares or debentures becoming distributable under this article in fractions;

36.1.5   authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid up, of any shares or debentures to which they may be entitled upon such capitalisation and any agreement made under such authority being effective and binding on all such members; and

36.1.6   generally do all acts and things required to give effect to such resolution.

36.2   The share premium account and the capital redemption reserve fund and any such profits which are not available for distribution may, for the purposes of article 36.1, only be applied in the paying up of unissued shares to be allotted to

members credited as fully paid.

36.3   In the case where any sum is applied in paying amounts for the time being unpaid on any shares of the company or in paying up in full debentures of the company, the amount of the net assets of the company at that time must be not less than the aggregate of the called up share capital of the company and its undistributable reserves and must not be reduced below that aggregate by the payment of those amounts as shown in the latest audited accounts of the company, or such other accounts as may be relevant.

37.   Accounts

37.1   The directors must ensure that proper accounting records are kept in accordance with the Act.

37.2   The accounting records must be kept at the office, or, subject to the provisions of the Act, at such other place as the directors think fit, and must always be open to inspection by the officers of the company. No member, other than a director, has any right of inspecting any account or book or document of the company, except as conferred by the Act or authorised by the directors or by the company in general meetings.

37.3   The directors must from time to time, in accordance with the provisions of the Act, ensure that there are prepared and laid before the company in general meeting such profit and loss accounts balance sheets, group accounts, if any, and reports as are specified in. the Act.

37.4   The auditors' report must be read before the company in general meeting and is open to inspection as required by the Act.

37.5   *A* copy of every balance sheet and profit and loss account, including every document required by law to be annexed to them, which is to be laid before the company in general meeting, and of the directors' and auditors' reports, must, not fewer than 21 days before the date of the meeting, be sent to every member and to every holder of debentures of the company, except that:

37.5.1   this article does not require copies of such documents to be sent to any person to whom, by virtue of section 23 8(2) of the Act, the company is not required to send them, nor to any person of whose address the company is not aware nor to more than one of the joint holders of any shares or debentures; and

37.5.2   instead of these documents, there may be sent a copy of such summary financial statement as may be permitted, in such form as may be specified and subject to such conditions as may be required by law to be sent, to the members of and holders of debentures of the company.

37.6   Whenever any of the company's shares or debentures have been admitted to listing by the London Stock Exchange, the required number of such documents must, at the same time, be forwarded to the appropriate officer of the London Stock Exchange.

38. Record dates

38.1   Notwithstanding any other provision of these articles, the company or the board of directors of the company may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before any date on which such dividend, distribution, allotment or issue is paid or made and on or at any time before or after any date on which such dividend, distribution, allotment or issue is declared.

39. Audit

39.1   Once at least in every year the accounts of the company must be examined and the correctness of the balance sheet, profit and loss account and group accounts, if any, ascertained by the auditors for the time being of the company.

39.2   Auditors must be appointed and their duties, powers, rights and remuneration regulated in accordance with the provisions of the Act.

40. Notices

40.1   Any notice or document may be given or served by the company on any member either personally or by sending it through the post in a pre-paid letter addressed to such member at his address as appearing in the register of members. In the case of joint holders of a share, all notices must be given to that one of the joint holders whose name appears first in the register of members in respect of the joint holding and notice so given is sufficient notice to all the joint holders.

40.2   Any member described in the register of members by an address not within the

United Kingdom, who from time to time gives to the company an address within the United Kingdom at which notices may be served upon him, is entitled to have notices served upon him at such address but otherwise no member, other than a member described in the register of members by an address within the United Kingdom, is entitled to receive any notice from the company.

40.3   Any member present, either in person or by proxy, at any meeting of the company is for all purposes deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

40.4   Every person who by operation of law, transfer or other means whatsoever becomes entitled to any share is bound by any notice, other than a Section 212 Notice, in respect of such share which, prior to his name and address being entered on the register of members, was duly given to the person from whom he derives his title to such shares.

40.5   Any notice required to be given by the company to the members or any of them and not provided for by or pursuant to these articles is sufficiently given if given by advertisement inserted once in at least one national daily newspaper.

40.6   Except as otherwise provided by the Act or by these articles, any notice is exclusive of the day on which it is served or deemed to be served and of the day for which it is given. Any notice or other document required to be served by the company on any member, if served by post, is deemed to have been served at the latest within 24 hours if pre-paid as first class and within 48 hours if pre-paid as second class after it has been posted. In proving such service, it is sufficient to prove that the letter containing the notice or document was properly addressed and duly posted. A notice to be given by advertisement is deemed to have been served on the day on which the advertisement appears.

40.7   Any notice or document delivered or sent by post to or left at the registered address of any member in pursuance of these articles is, notwithstanding that such member is then dead, bankrupt, of unsound mind or, being a corporation, in liquidation and, whether or not the company has notice of the death, bankruptcy, insanity or liquidation of such member, be deemed to have been duly served in respect of any share registered in the name of such member as sole or joint holder, unless his name has at the time of the service of the notice or document been removed from the register of members as the holder of the

share. Such service is, for all purposes, deemed a sufficient service of such notice or document on all persons interested, whether jointly with or as claiming through or under him, in the share.

40.8   The signature on any notice to be given by the company may be written or printed.

41.   Untraced shareholders

41.1   The company is entitled to sell at the best price reasonably obtainable any share or stock of a member or any share of stock to which a person is entitled by transmission if and provided that:

    41.1.1   during a period of 12 years:

        41.1.1.1   the company has paid at least 3 dividends, whether interim or final in respect of the shares in question;

        41.1.1.2   no cheque or warrant in respect of any such dividend sent by the company through the post in a pre-paid letter addressed to the member, or to the person entitled by transmission to the share or stock, at his address on the register or the last known address given by the member, or the person entitled by transmission to which cheques and warrants are to be sent, has been cashed; and

        41.1.1.3   no communication has been received by the company from the member or the person entitled by transmission;

    41.1.2   the company has, at the expiry of the period of 12 years, by advertisement in both a national daily newspaper and in a newspaper circulating in the area in which the address referred to in article 41.1.1.2 is located given notice of its intention to sell such share or stock;

    41.1.3   the company has not, during the further period of 3 months after the date of the advertisement and prior to the exercise of the power of sale, received any communication from the member or person entitled by transmission; and

41.1.4   the company has first given notice in writing to the London Stock Exchange of its intention to sell such shares or stock.

41.2   To give effect to any such sale, the company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer is as effective as if it had been executed by the registered holder of or person entitled by the transmission to such share or stock. The company must account to the member or other person entitled to such share or stock for the net proceeds of such sale by crediting all money in respect of those proceeds to a separate account, which are a permanent debt of the company, and the company is deemed to be a debtor and not a trustee in respect of it for such member or other person. Money carried to such separate account may either be employed in the business of the company or invested in such investments, other than shares of the company or its holding company if any, as the directors may from time to time think fit.

42. Destruction of documents

42.1   The company may destroy:

42.1.1   any share certificate which has been cancelled at any time after the expiry of 1 year from the date of such cancellation;

42.1.2   any dividend mandate or any variation or cancellation of it or any notification of change of name or address at any time after the expiry of 2 years from the date such mandate, variation, cancellation or notification was recorded by the company;

42.1.3   any instrument of transfer of shares which has been registered at any time after the expiry of 6 years from the date of registration; or

42.1.4   any other document on the basis of which any entry in the register is made at any time after the expiry of 6 years from the date an entry in the register was first made in respect of it.

42.2   It will conclusively be presumed in favour of the company that every share certificate so destroyed was a valid certificate duly and properly sealed, that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed under

article 42.1 was a valid and effective document, in accordance with its recorded particulars in the books or records of the company, provided that:

42.2.1   the provisions of article 42.1 apply only to the destruction of a document in good faith and without express notice to the company that the preservation of such document was relevant to a claim;

42.2.2   nothing contained in article 42.1 is construed as imposing upon the company any liability in respect of the destruction of any such document earlier than as set out in article 42.1 or in any case where the conditions of article 42.2.1 are not fulfilled; and

42.2.3   references in this article to the destruction of any document include references to its disposal in any manner.

43. Winding-up

43.1   If the company is wound up, whether the liquidation is altogether voluntary, under supervision or by the court, the liquidator may, with the authority of an extraordinary resolution, divide among the members in specie the whole or part of the assets of the company, whether or not the assets consist of property of one kind or of properties of different kinds and may, for such purposes, set such value as he deems fair upon any one or more class or classes of property and may determine how such division will be carried out as between the members or different classes of members. If any such division is carried Out otherwise than in accordance with the existing rights of the members, every member will have the same right of dissent and other ancillary rights as if such resolution were a special resolution passed in accordance with section 110 Insolvency Act 1986. The liquidator may, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the same authority, thinks fit and the liquidation of the company may be closed and the company dissolved. No member will be compelled to accept any shares in respect of which there is a liability.

43.2   The company must exercise the power conferred upon it by section 719 (1) of the Act only with the prior sanction of a special resolution. If at any time the capital of the company is divided into different classes of shares, the exercise of such power is deemed to be a variation of the rights attached to each class of shares and, accordingly, requires the prior consent in writing of the holders of three-fourths in nominal value of the issued shares of each class or the prior sanction of an extraordinary resolution passed at a separate meeting of the holders of the

shares of each class convened and held in accordance with the provisions of article 3.11.

44. Indemnity

44.1   Subject to the provisions of the Act, every director or other officer and auditor of the company will be indemnified out of the assets of the company, against all costs, charges, expenses, losses and liabilities which he may sustain or incur in connection with the execution of his office or otherwise in relation to it. In particular but without prejudice to the generality of the previous sentence, any such person will be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in relation to the affairs of the company in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Act in which relief is granted to him by the court from liability in relation to the affairs of the company. The company may purchase and maintain for any director, secretary or other officer of the company insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company.

45. Indemmity against claims in respect of shares

45.1   The provisions of article 45.2 will apply whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability on the company to make any payment, or empowers any government or taxing authority or government official to require the company to make any payment, in respect of any shares held either jointly or solely by a member or in respect of any dividends or other money due or payable or accruing due or which may become due or payable to such members by the company or in respect of any such shares or for or on account or in respect of any member in consequence of:

45.1.1   the death of such member; or

45.1.2   the non-payment of any income tax or other tax by such member in respect of any shares in the company or dividend or other payment in respect of such shares; or

45.1.3   the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such member or by or

out of his estate.

45.2   In the circumstances described in article 45.1 the company:

    45.2.1   will be fully indemnified by such member or his executor or administrator from all liability arising by virtue of such law; and

    45.2.2   may recover as a debt due from such member or his executor or administrator, wherever constituted or residing, any money paid by the company under or in consequence of any such law, together with interest on it at the rate of 15 per cent. per annum from the date of payment to the date of repayment.

45.3   Nothing contained in articles 45.1 and 45.2 prejudices or affects any right or remedy which any law may confer or purport to confer on the company and, as between the company and every such member as is referred to in article *45.1*, his executor, administrator, and estate wherever constituted or situated, any right or remedy which such law confers or purports to confer on the company will be enforceable by the company.

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capita

Company Type
Public Limited Company

Company Number
3508592
Information extracted from
Companies House records on
22nd April 2004

Section 1: Company details

COMPANIES HOUSE 0585 12/05/04
COMPANIES HOUSE 0540 29/04/04

Ref: 3508592/09/28

Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**8 Baker Street** **London** **W1U 3LL**	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Suite 406 Langham House** **29-30 Margaret Street** **London** **W1W 8SA**	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _

Current details		Amended details	
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* **> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.***	SIC Code 5232	Description **Retail medical & orthopaedic goods**	SIC CODE _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _	Description

> Company Secretary	Name	Name
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	**Norman Alec Charles LOTT** **Address** **St. Anns Lodge** **Ruxbury Road** **Chertsey** **KT16 9NH**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞
Particulars of a new Company Secretary must be notified on form 288a.		Date of change ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞ Date Norman Alec Charles LOTT ceased to be secretary (if applicable) ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Malcolm Charles Rhett** **BEVERIDGE** **Address** **Wierton Oast Wierton Hill** **Boughton Monchelsea** **Maidstone** **Kent** **ME17 4JT**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address
Particulars of a new Director must be notified on form 288a.	**Date of birth 19/12/1950** **Nationality British** **Occupation Solicitor**	UK Postcode ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ ⌞ Date of birth ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞ Nationality ⌞⌞⌞⌞⌞⌞ Occupation ⌞⌞⌞⌞⌞⌞ Date of change ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞ Date Malcolm Charles Rhett BEVERIDGE ceased to be director (if applicable) ⌞ ⌞ / ⌞ ⌞ / ⌞ ⌞ ⌞ ⌞

2

KEITH BADEN CORBIN

Address
Clos Du Fauconnier
Rue Des Fauconnaires St Andrews
Guernsey
GY6 8UE

| | Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |

Address

_____
_____
_____

Date of birth 18/08/1952

Nationality   British

Occupation   Director

UK Postcode ⌴ ⌴ ⌴ ⌴ . ⌴ ⌴ ⌴

Date of birth ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

Nationality _____

Occupation _____

Date of change ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

Date Keith Baden CORBIN ceased to be director (if applicable)

⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

> Director

Name
Percy William Cecil LOMAX

Address
6 Chelmsford Road
South Woodford
London
E18 2PL

Date of birth 10/06/1944

Nationality   British

Occupation   Director

Name

_____

| | Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. |

Address

_____
_____
_____

UK Postcode ⌴ ⌴ ⌴ ⌴ ⌴ ⌴ ⌴

Date of birth ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

Nationality _____

Occupation _____

Date of change ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

Date Percy William Cecil LOMAX ceased to be director (if applicable)

⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

Address
St. Anns Lodge
Ruxbury Road
Chertsey
KT16 9NH

Date of birth 03/10/1955

Nationality   British

Occupation   Accountant

●

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____

_____

_____

UK Postcode   ⌐ ⌐ ⌐ ⌐   ⌐ ⌐ ⌐

Date of birth   ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Nationality   _____

Occupation   _____

Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Date Norman Alec Charles LOTT
ceased to be director (if applicable)

⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

> **Director**

Name
Timothy Simon SHILTON

Address
The Stables, Caxton Place
Court Lane
Hadlow
Kent
TN11 0JU

Date of birth 20/05/1956

Nationality   British

Occupation   Development Director

●

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____

_____

_____

UK Postcode   ⌐ ⌐ ⌐ ⌐   ⌐ ⌐ ⌐

Date of birth   ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Nationality   _____

Occupation   _____

Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Date Timothy Simon SHILTON ceased
to be director (if applicable)

⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Martin Jonathan SMALL

Address
31 Sharps Field
Headcorn
Ashford
Kent
TN27 9UF

Date of birth **27/09/1958**

Nationality **British**

Occupation **New Projects Director Pharmace**

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____

_____

_____

UK Postcode _ _ _ _   _ _ _

Date of birth _ _ / _ _ / _ _ _ _

Nationality _____

Occupation _____

Date of change _ _ / _ _ / _ _ _ _

Date Martin Jonathan SMALL ceased to be director (if applicable)

_ _ / _ _ / _ _ _ _

5

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued
ORDINARY 0·1 p.	261,784,724
	Aggregate Nominal Value of issued shares
	£261,785

Class of Share	Number of shares issued
DEFERRED 4.9 p	108,121,391
	Aggregate Nominal Value of issued shares
	£5,297,948

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

369,906,115

Aggregate Nominal Value of issued shares

£5,559,733

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

☐ There were no changes during the period
☑ A list of changes is enclosed
☑ A full list of members is enclosed   ON DISK

The last full list of members was received on: 11/02/2003

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			

that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name _____ Address _____ _____ _____ UK Postcode └ └ └ └ └ └ └		
Name _____ Address _____ _____ _____ UK Postcode └ └ └ └ └ └ └		
Name _____ Address _____ _____ _____ UK Postcode └ └ └ └ └ └ └		
Name _____ Address _____ _____ _____ UK Postcode └ └ └ └ └ └ └		
Name _____ Address _____ _____ _____ UK Postcode _ _ _ └ └ └ └		

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _____ ✓

(Director / Secretary)

Date 28 / 04 / 2004

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to
11/2/2004 ✓

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th February 2005** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
N. LOTT

Telephone number *inc code*
0207 907 0910

Address
REGEN THERAPEUTICS PLC
SUITE 406, LANGHAM HOUSE
29-30 MARGARET STREET
LONDON

DX number *if applicable*
_ _ _ _ _ _

DX exchange

Postcode   W1W 8SA

9

FORM ML8
CDROM/FICHE



BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY
NUMBER - 3508592

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS
COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON
THIS ANNUAL RETURN MICROFICHE.

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457
573991

WEB CUSTOMERS PHONE – 0870 3333636

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			50,000	15-AUG-03
			250,000	19-AUG-03
			50,000	05-SEP-03
			250,000	08-SEP-03
			200,000	12-SEP-03
			20,000	15-SEP-03
			100,000	23-SEP-03
			2,000	08-DEC-03
			181,818	02-JAN-04
			5,000	27-JAN-04
			5,000	28-JAN-04
			20,000	28-JAN-04
			10,000	28-JAN-04
			16,000	29-JAN-04
			5,000	30-JAN-04
			3,000	30-JAN-04
			15,000	03-FEB-04
HARGREAVES LANSDOWN (NOMINEES) LIMITED PAPOUT ACCT KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	ORD 0.1P	NIL	30,000	17-MAR-03
			15,000	21-MAR-03
			15,000	21-MAR-03
			25,000	25-MAR-03
			40,000	26-MAR-03
			25,000	26-MAR-03
			50,000	27-MAR-03
			50,000	17-APR-03
			100,000	02-JUL-03
			17,039	02-JUL-03
			6,391	07-JUL-03
			5,000	14-JUL-03
			18,181	13-AUG-03
			20,000	08-OCT-03
			34,968	14-JAN-04
			3,838	02-FEB-04
PROFESSOR DONALD GEORGE HARPER 133 ARLINGTON ROAD LONDON NW1 7ET	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
MRS MARY HARPER 21 FAIRWAY NORTHWAY TEWKESBURY GLOUCESTERSHIRE GL20 8QD	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS28C1 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR BRYN RODNEY HARRIES PROSPECT HOUSE HIGHSTAIRS LANE STRETTON ALFRETON DERBYSHIRE DE55 6FD	ORD 0.1P DEF SHS 4.9	1,033 NIL	1,033	01-APR-03
MR BRIAN HARRIS 13/2 EILDON TERRACE EDINBURGH EH3 5NL	ORD 0.1P	1,000		
MR BRIAN PETER HARRIS 13/2 EILDON TERRACE EDINBURGH LOTHAIN EH3 5NL	ORD 0.1P DEF SHS 4.9	1,300 NIL	1,300	01-APR-03
MR FREDERICK MICHAEL HARRIS WOODCOCK DELPH FENNY BENTLEY ASHBOURNE DERBYSHIRE DE6 1LA	ORD 0.1P	1,000		
MR GRAHAM HARRIS + MR SIMON HARRIS HILLSIDE COTTAGE HIGH STREET BLOXHAM OXON OX15 4LT	ORD 0.1P	100,000		
MR JOHN ERIC HARRIS 16 ELMS WAY BOURNEMOUTH BH6 3HU	ORD 0.1P	35,000		
MRS PENELOPE ANN HARRIS 35 CONSTABLE ROAD NORWICH NORFOLK NR4 6RW	ORD 0.1P DEF SHS 4.9	17,000 NIL	17,000	01-APR-03
MR STEPHEN HARRIS 6 CLEVEHURST CLOSE STOKE POGES BUCKS SL2 4EP	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR ANDREW WARREN HARRISON 3 BECK LANE SOUTH HYKEHAM LINCOLN LN6 9PQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN HENRY HARRISON + MRS VICKI HARRISON ASHTON FARM CHURCH LANE COTTENHAM CAMBRIDGE CB4 4SN	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JOHN MICHAEL FISKE HARRISON THE OLD VICARAGE CHELFORD MACCLESFIELD CHESHIRE SK11 9AH	ORD 0.1P DEF SHS 4.9	2,929 NIL	2,929	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR JOHN MICHAEL FISK HARRISON	THE OLD VICARAGE CHELFORD MACCLESFIELD CHESHIRE SK11 9AH	ORD 0.1P	11,428		
MARK ANTHONY HARRISON ESQ	218 BRADWAY ROAD SHEFFIELD S17 4PE	ORD 0.1P DEF SHS 4.9	3,380 NIL	3,380	01-APR-03
MR MARK DAVID HARRISON	3 NEWSTEAD AVENUE OUGHTIBRIDGE SHEFFIELD S35 OJL	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR MICHAEL HARRISON	5 WESTERN GARDENS EALING LONDON W5 3RS	ORD 0.1P DEF SHS 4.9	16,000 NIL	16,000	01-APR-03
MR MICHAEL JOHN HARRISON	FLAT 1 ANSTEE COURT 105 BISCOT ROAD LUTON LU3 1AN	ORD 0.1P	NIL	53,968	21-JAN-04
MR NICHOLAS PETER IAN HARRISON	PLUSH BOTTOM PLUSH DORCHESTER DORSET DT2 7RJ	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MRS SHIRLEY ANN HARRISON	NEW CRAIG OLDMELDRUM INVERURIE ABERDEENSHIRE AB51 OEH	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
SIMON HARRISON ESQ	7 LEAFIELD RISE TWO MILE ASH MILTON KEYNES MK8 8DU	ORD 0.1P	2,500		
MISS VANESSA ELIZABETH HARRISON	78 ROWAN ROAD MARKET DRAYTON SHROPSHIRE TF9 1RR	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR JOHN HARTLEY	100 HEYTHROP DRIVE ACKLAM MIDDLESBROUGH CLEVELAND TS5 8QN	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	13-JAN-04 01-APR-03
MR GORDON RALPH HARTSHORN	83 BRACEBRIDGE STREET NUNEATON WARKS CV11 5PB	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 147

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR IAN CHARLES HARVEY 99B YORK STREET CAMBRIDGE CAMBRIDGESHIRE CB1 2PZ	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR MICHAEL JOHN HARVEY PINFILL 5 HOWEY LANE FRODSHAM CHESHIRE WA6 6AB	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MR VANCE ARTHUR RONALD HARVEY 17 BATES CLOSE MARKET HARBOROUGH LEICESTER LE16 7NT	ORD 0.1P	35,000		
MR WILLIAM HARVEY 29 HAWTHORN AVENUE LENZIE KIRKINTILLOCH GLASGOW G66 4RA	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	01-APR-03 01-APR-03
MR MUJTABA HASAN + MS NISHAT AFROZ 147 CYNCOED ROAD CARDIFF GLAMORGAN CF23 6AG	ORD 0.1P	10,000		
MRS UZMA HASAN 356 GREEN LANE ILFORD ESSEX IG3 9JS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR SEMA HASSAN 73 SELBY ROAD LONDON E11 3LS	ORD 0.1P	11,428		
DR JOHN DUNCAN HASTIE 23 THE GREEN TWICKENHAM MIDDLESEX TW2 5TU	ORD 0.1P DEF SHS 4.9	10,030 NIL	10,000	01-APR-03
MRS BRONWEN JANE HATCH 38 PARK AVENUE WEST EPSOM SURREY KT17 2NU	ORD 0.1P DEF SHS 4.9	337 NIL	337	01-APR-03
ALAN JOHN HAWKES ESQ ALBION ROSE FEN ROAD PIDLEY HUNTINGDON PE17 3DD	ORD 0.1P	90,000		
COLIN REPINGTON HAWKES ESQ 4 SEDBER LANE GRASSINGTON SKIPTON BD23 5LQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR GARY HAWKES FLAT 2 11 WARRINGTON CRESCENT LONDON W9	ORD 0.1P	700,000		
MR IAN ROBERT HAWKES 173 ENFIELD ROAD HUNT END REDDITCH WORCS B97 5NF	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS LINDA JOYCE HAWKES CALLE CANARIO 10 BUZON NUMERO 8603 03724 MORAIRA - TUELADA ALICANTE ESPANA	ORD 0.1P DEF SHS 4.9	1,146 NIL	1,146	01-APR-03
MR STUART HAWKES 14 GILBERT SCOTT COURT WHIELDEN STREET AMERHAM BUCKINGHAM HP7 0AP	ORD 0.1P	NIL	200,000	21-JAN-04
MICHAEL OLIVER SLADE HAWKINS ESQ THE COTTAGE OLD LONDON ROAD COLDWALTHAM PULBOROUGH RH20 1LF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
WILLIAM LILLEY HAWKSLEY ESQ SPRINGWOOD 4 SOUTHWAY ILKLEY WEST YORKSHIRE LS29 8QG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
CAMERON DOUGLAS HAY ESQ PARKHEAD STRACHAN BY BANCHORY KINCARDINESHIRE AB31 6NT	DEF SHS 4.9	NIL	2,708	01-APR-03
CAMERON DOUGLAS HAY ESQ PARKHEAD STRACHAN BY BANCHORY KINCARDINESHIRE AB31 6NT	ORD 0.1P	2,708		
DOCTOR EWEN DAVID AGNEW HAY STOKE HILL FARM NR ANDOVER HAMPSHIRE SP11 0LS	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR IAN JAMES HAY SUMMER YARDS COTMANS ASH LANE KEMSING SEVENOAKS KENT TN15 6XD	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS ANNE HAYDAY	3 HILLFIELD FEERING COLCHESTER CO5 9RA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
TIMOTHY STEPHEN HAYNE ESQ	WEST COTTAGE BROADWAY CHILTON POLDEN BRIDGWATER TA7 9DR	ORD 0.1P	8,000		
MR RUSSELL ANDREW HAYNES	37 WEYLANDS GROVE SALFORD LANCASHIRE M6 7WX	ORD 0.1P	10,000		
MRS ROSE LILLIAN HAYWARD	5 ALLANDALE PLACE ORPINGTON KENT BR6 7TH	ORD 0.1P DEF SHS 4.9	2,962 NIL	2,962	01-APR-03
MR MARTIN HAZLEWOOD	18 CHILTERN ROAD DAVENTRY NORTHANTS NN11 5SS	ORD 0.1P DEF SHS 4.9	2,948 NIL	2,948	01-APR-03
MR KENNETH WALKER HEAP	2 ORCHARD BANK KENTS BANK ROAD GRANGE-OVER-SANDS CUMBRIA LA11 7DJ	ORD 0.1P DEF SHS 4.9	980 NIL	980	01-APR-03
MRS HAZEL HEATHCOTE	14 BIRCH ROAD GARSTANG PRESTON LANCASHIRE PR3 1WJ	ORD 0.1P	26,666		
MR COLIN NELSON HEDDERWICK	2 FIRS AVENUE EAST SHEEN LONDON SW14 7NZ	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
HEINRICH HEIDINGER ESQ	12 NETHERVIEW ROAD GLASGOW LANARKSHIRE G44 3XH	ORD 0.1P DEF SHS 4.9	1,306 NIL	1,306	01-APR-03
ALKARIM SADRUDIN HEMNANI ESQ	19 THE CARPENTERS ST.MICHAELS MEAD BISHOP STORTFORD HERTFORDSHIRE CM23 4BP	ORD 0.1P	NIL	50,000	30-JAN-04
MISS LORRAINE ANN HENBURY	11 OAKHAM CLOSE RUTLAND WALK PERRY HILL CATFORD SE6 4LQ	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 150

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR ARTHUR THOMAS HENDERSON	3 TUREAGH PARK LARNE COUNTY ANTRIM BT40 2DA	ORD 0.1P	10,000		
MS CATHERINE HENDERSON	46 TWYFORD CT FORTIS GREEN LONDON N10 3ET	ORD 0.1P DEF SHS 4.9	8,500 Nil	8,500	01-APR-03
MR FRANCIS HENDERSON	22 ELLENDALE GRANGE MANCHESTER M28 7UX	ORD 0.1P DEF SHS 4.9	6,000 Nil	6,000	01-APR-03
MRS JANE HENDERSON	4 DOLPHIN ROAD GLASGOW G41 4LE	ORD 0.1P DEF SHS 4.9	11,060 Nil	11,060	01-APR-03
MRS JANE MCGINLAY HENDERSON	4 DOLPHIN ROAD MAXWELL PARK GLASGOW G41 4LE	ORD 0.1P DEF SHS 4.9	10,000 Nil	10,000	01-APR-03
ROBERT YOUNG HENDERSON ESQ	38 ROSEMOUNT DRIVE UPHALL EH52 6DF	ORD 0.1P	5,800	7,500 7,502 15,000 18,000	18-JUN-03 24-JUN-03 07-JUL-03 07-NOV-03
MR TERENCE PATRICK HENDERSON + MRS SANDRA JANE HENDERSON	BUNGALOW LYNG HALL ROAD WOOD NORTON DEREHAM NORFOLK NR20 5BJ	ORD 0.1P DEF SHS 4.9	5,000 Nil	5,000	01-APR-03
EXOR OF ANDREW HENDRY DECEASED + MS ANDREE HENDRY	14 SHIRLEY HOUSE PICTON STREET CAMBERWELL GREEN LONDON	ORD 0.1P DEF SHS 4.9	1,000 Nil	1,000	01-APR-03
MICHAEL GEORGE HENNINGS ESQ	ORCHARD HOUSE CHURCH HILL SAXLINGHAM NETHERGATE NORWICH NR15 1TD	ORD 0.1P DEF SHS 4.9	2,220 Nil	2,220	01-APR-03
MR DERIC SYDNEY HENSHAW + MRS SHIELA HENSHAW	70 ARRAN ROAD STAMFORD LINCS PE9 2XT	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
HERALD NOMINEES LIMITED P106 ACCT	HERALD HOUSE PO BOX 501 22 HILL STREET ST HELIER JERSEY JE4 9XB	ORD 0.1P DEF SHS 4.9	1,348,736 Nil	1,348,736	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS CARMEL HERBERT 31 BLACKPOOL ROAD ANSDELL LYTHAM ST ANNES LANCASHIRE FY8 4EH	ORD 0.1P DEF SHS 4.9	1,400 NIL	1,400	01-APR-03
PAUL HERBERT ESQ ROSE COTTAGE COCKINGTON TORQUAY TQ2 6XA	ORD 0.1P	10,000		
HERMES PROPERTIES AND DEVELOPMENT LIMITED PO BOX 237 PEREGRINE HOUSE PIER ROAD DOUGLAS ISLE OF MAN	ORD 0.1P DEF SHS 4.9	4,634 NIL	4,634	01-APR-03
MR KEITH ANTHONY HERN 15 KINGS DRIVE THAMES DITTON SURREY KT7 0TH	ORD 0.1P DEF SHS 4.9	NIL NIL	15,000 15,000	19-JAN-04 01-APR-03
MR CHRISTOPHER ROBERT HESLOP CROSPER FARM HARROGATE ROAD SPOFFORTH HARROGATE NORTH YORKSHIRE HG3 1AA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR MICHAEL JAMES HEWETT 1 CURTHWAITE GARDENS ENFIELD MIDDX EN2 7LW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN WARD HIBBERD 61 ORMOND DRIVE HAMPTON MIDDX TW12 2TP	ORD 0.1P DEF SHS 4.9	10,342 NIL	10,342	01-APR-03
MR MICHAEL JOHN HICKINBOTTOM 52A ABBOTS LEYS ROAD WINCHCOMBE GLOS GL54 5QX	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR ALEXANDER HICKMAN THE HERMITAGE HADLOW NR TONBRIDGE KENT TN11 0AS	ORD 0.1P	3,000		
MR THOMAS HIGGINS OLD WATER HALL MIRFIELD W YORKSHIRE WF14 8AE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR IAN HIGGOTT FAIRVIEW 48 SALTBURN INVERGORDON ROSS-SHIRE IV18 0JY	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR MARTIN DERRICK HILES 6 MARTELL CAMBERLEY SURREY GU15 1QS	ORD 0.1P	18,000		
MR BRIAN WILLIAM HILL MR 5 AYKLEY VALE AYKLEY HEADS DURHAM DH1 5WA	ORD 0.1P DEF SHS 4.9	538 NIL	538	01-APR-03
MR CHRIS MARK HILL FLAT 2 31 ST ANDREWS STREET HERTFORD HERTFORDSHIRE SG14 1HZ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ERIC JULIAN DOUGLAS HILL OLD ANGLE 30A DARTMOUTH ROW GREENWICH LONDON SE10 8AW	ORD 0.1P DEF SHS 4.9	32,500 NIL	32,500	01-APR-03
MR JAMES MOLLISON HILL 175 HAMILTON STREET BROUGHTY FERRY DUNDEE ANGUS DD5 2RE	ORD 0.1P	50,000		
WILLIAM HILL ESQ 32 GLADSTONE STREET ESTON MIDDLESBROUGH CLEVELAND TS6 9LG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR CHRISTOPHER JAMES HILLS 16 ALBION ROAD BEXLEYHEATH KENT DA6 7LS	ORD 0.1P DEF SHS 4.9	357 NIL	357	01-APR-03
MR CHARLES HILSUM 42 ROKEBY HOUSE LOCHINVAR STREET LONDON SW12 8PX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAVID HILTON 5 BROOK ROAD BUCKHURST HILL ESSEX IG9 5TL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS LESLEYANGELA HILTON 2 STRYD TRYFAN COLWYN BAY CLWYD LL29 6EF	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 153

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MARK EDWARD HINDS ESQ 14 LOW COMMON ASHILL THETFORD NORFOLK IP25 7AG	ORD 0.1P DEF SHS 4.9	NIL NIL	5,100 5,100	15-AUG-03 01-APR-03
MR MARK EDWARD HINDS 14 LOW COMMON ASHILL THETFORD NORFOLK IP25 7AG	ORD 0.1P	5,100		
MR TIMOTHY JAMES HIPKISS 9 SOUTHALL DRIVE HARTLEBURY WORCESTERSHIRE DY11 7LD	ORD 0.1P	NIL	40,000	28-AUG-03
MR MALCOLM ROBERT HIRST 52 SOUTHCLIFFE DRIVE BAILDON SHIPLEY WEST YORKSHIRE BD17 5QX	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR REGINALD BERTIE HISCOCK DGS 5 LINDEN ROAD DUDSBURY FERNDOWN DORSET BH22 8RR	ORD 0.1P DEF SHS 4.9	1,500 NIL	 1,500	 01-APR-03
MR REGINALD SERTIE HISCOCK SGS ACCT 5 LINDEN ROAD DUDSBURY FERNDOWN DORSET BH22 8RR	ORD 0.1P DEF SHS 4.9	1,500 NIL	 1,500	 01-APR-03
MR ERNEST GEOFFREY HITCHEN BALLANYERI BALLANARD ROAD DOUGLAS ISLE OF MAN IM2 5PR	ORD 0.1P	100,000		
HOARES BANK NOMINEES LIMITED U2230 ACCT 37 FLEET STREET LONDON EC4P 4DQ	DEF SHS 4.9	NIL	2,425	01-APR-03
HOARES BANK NOMINEES LIMITED U2230 ACCT 37 FLEET STREET LONDON EC4P 4DQ	ORD 0.1P	NIL	2,425	10-JUN-03
HOARES BANK NOMINEES LIMITED U4212 ACCT 37 FLEET STREET LONDON EC4P 4DQ	DEF SHS 4.9	NIL	10,400	01-APR-03
HOARES BANK NOMINEES LIMITED U4212 ACCT 37 FLEET STREET LONDON EC4P 4DQ	ORD 0.1P	12,400	38,000	09-OCT-03
STEVEN ROY HOBBS ESQ 172 NORTHERN PARADE PORTSMOUTH HAMPSHIRE PO2 9LT	ORD 0.1P	NIL	35,278	30-SEP-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR NEVIL BRYAN HODDER 23 NEW ROAD READING BERKS RG1 5JD	ORD 0.1P	NIL	100,000	27-JAN-04
MR MICHAEL CHARLES EDWIN HODGE BRIARWOOD GOOSTREY LANE CRANAGE CHESHIRE CW4 8HE	ORD 0.1P DEF SHS 4.9	15,500 NIL	15,500	01-APR-03
LOWRY HODGETT ESQ 23 GLEN REE COURT DOWNSHIRE ROAD NEWRY CO DOWN BT34 1DL	ORD 0.1P DEF SHS 4.9	10,150 NIL	10,150	01-APR-03
MRS RITA JESSIE HOGARTH SOMERSBY THORNCOD LANE KENDAL CUMBRIA LA4 5SA	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR PETER MICHAEL HOLDWAY FLAT 2 4 MILNTHORPE ROAD EASTBOURNE EAST SUSSEX BN20 7NN	ORD 0.1P	17,064	26,232	12-AUG-03
MRS GILLIAN MARY HOLFORD 6 NORMAN COURT 78 MONKHAMS AVENUE WOODFORD GREEN ESSEX IG8 0ET	ORD 0.1P DEF SHS 4.9	1,700 NIL	1,700	01-APR-03
MR HANS HOLGERSON 4 QUEEN ANNES MEWS WESTCLIFF ON SEA ESSEX	ORD 0.1P DEF SHS 4.9	2,380 NIL	2,380	01-APR-03
MR ROY DAVID HOLLAMBY 41 DONOVAN AVENUE MUSWELL HILL LONDON N10 2JU	ORD 0.1P	17,574		
MP DAVID RAYMOND HOLLYHEAD 1 SULBY DRIVE LEEGOMERY TELFORD SHROPSHIRE TF1 4FP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MS DONNA MICHELE HOLMES KYRENIA EPPLE BAY AVENUE BIRCHINGTON KENT CT7 9HT	ORD 0.1P DEF SHS 4.9	208 NIL	208	01-APR-03
RONALD MURRAY HOLMES ESQ + MRS ELIZABETH GREENHORN HOLMES 1 BLENHEIM COURT PENICUIK MIDLOTHIAN EH26 0LW	ORD 0.1P	12,800		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 155

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold	Sold
ROWLAND THOMAS HOLMES ESQ 106 NEWMARKET STREET NORWICH NORFOLK NR2 2DP	ORD 0.1P	32,000			PR-03
NICHOLAS WILSON-HOLT ESQ KENNALL VALE HOUSE PONSANOOTH TRURO CORNWALL TR3 7HJ	ORD 0.1P	150,000			PR-03
ALAN RICHARD BLYTH HOLTON ESQ 16D ELSYNGE ROAD LONDON SW18 2HN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03	EC-03
MRS CLARE PATRICIA HOMEWOOD 3 MOORHEY DRIVE PENWORTHAM PRESTON LANCASHIRE PR1 0SS	ORD 0.1P	10,000			
MR IAN HOOD + MRS SANDRA HOOD 1 PAXTON ROAD TAPTON CHESTERFIELD S41 0TL	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03	EP-03
HOODLESS BRENNAN & PARTNERS LIMITED BB ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	527,702	01-APR-03	PR-03
HOODLESS BRENNAN & PARTNERS LIMITED BB ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	527,702	02-APR-03	
HOODLESS BRENNAN & PARTNERS LIMITED MM ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	10-FEB-04	
HOODLESS BRENNAN & PARTNERS LIMITED PB ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	5,460,000 4,666,666 1,500,000 1,000,000 1,000,000 1,000,000 1,000,000 500,000 750,000 500,000 400,000 1,000,000 500,000 250,000 250,000 200,000 250,000 150,000	11-APR-03 14-APR-03 23-APR-03 24-APR-03 24-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03 28-APR-03	PR-03 PR-03 PR-03

140

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   156

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			250,000	28-APR-03
			250,000	28-APR-03
			150,000	28-APR-03
			300,000	28-APR-03
			200,000	28-APR-03
			150,000	28-APR-03
			150,000	28-APR-03
			70,000	28-APR-03
			120,000	28-APR-03
			115,000	28-APR-03
			35,000	28-APR-03
			50,000	28-APR-03
			75,000	28-APR-03
			1,000,000	29-APR-03
			1,000,000	29-APR-03
			220,000	29-APR-03
			1,000,000	29-APR-03
			500,000	29-APR-03
			750,000	29-APR-03
			1,000,000	29-APR-03
			1,000,000	29-APR-03
			350,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			150,000	29-APR-03
			350,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			250,000	29-APR-03
			200,000	29-APR-03
			350,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			250,000	29-APR-03
			100,000	29-APR-03
			100,000	29-APR-03
			500,000	29-APR-03
			500,000	29-APR-03
			300,000	29-APR-03
			250,000	29-APR-03
			250,000	29-APR-03
			100,000	29-APR-03
			100,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			200,000	29-APR-03
			150,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			175,000	29-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445.

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Page 157

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			100,000	29-APR-03
			500,000	29-APR-03
			150,000	29-APR-03
			100,000	29-APR-03
			150,000	29-APR-03
			150,000	29-APR-03
			100,000	29-APR-03
			1,000,000	29-APR-03
			35,000	30-APR-03
			90,000	30-APR-03
			65,000	30-APR-03
			50,000	30-APR-03
			97,500	30-APR-03
			63,000	30-APR-03
			30,000	30-APR-03
			75,000	30-APR-03
			50,000	30-APR-03
			50,000	30-APR-03
			50,000	30-APR-03
			30,000	30-APR-03
			65,000	30-APR-03
			75,000	30-APR-03
			75,000	30-APR-03
			161,167	02-MAY-03
			250,000	07-MAY-03
			200,000	07-MAY-03
			250,000	07-MAY-03
			250,000	07-MAY-03
			75,000	07-MAY-03
			50,000	07-MAY-03
			85,000	07-MAY-03
			100,000	07-MAY-03
			100,000	07-MAY-03
			90,000	07-MAY-03
			100,000	07-MAY-03
			200,000	07-MAY-03
			150,000	07-MAY-03
			100,000	07-MAY-03
			85,000	07-MAY-03
			60,000	07-MAY-03
			200,000	07-MAY-03
			100,000	07-MAY-03
			150,000	07-MAY-03
			200,000	07-MAY-03
			50,000	07-MAY-03
			75,000	07-MAY-03
			100,000	07-MAY-03
			100,000	07-MAY-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   158

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	07-MAY-03
			100,000	07-MAY-03
			100,000	07-MAY-03
			75,000	07-MAY-03
			1,000,000	08-MAY-03
			400,000	08-MAY-03
			500,000	08-MAY-03
			350,000	08-MAY-03
			400,000	08-MAY-03
			125,000	08-MAY-03
			274,000	08-MAY-03
			200,000	08-MAY-03
			120,000	08-MAY-03
			200,000	08-MAY-03
			200,000	08-MAY-03
			250,000	08-MAY-03
			250,000	08-MAY-03
			140,000	08-MAY-03
			100,000	08-MAY-03
			160,000	08-MAY-03
			250,000	08-MAY-03
			200,000	08-MAY-03
			140,000	08-MAY-03
			100,000	08-MAY-03
			250,000	08-MAY-03
			200,000	08-MAY-03
			85,000	08-MAY-03
			260,000	08-MAY-03
			100,000	08-MAY-03
			250,000	08-MAY-03
			75,000	09-MAY-03
			70,000	09-MAY-03
			50,000	09-MAY-03
			25,000	09-MAY-03
			70,000	09-MAY-03
			75,000	09-MAY-03
			30,000	09-MAY-03
			50,000	09-MAY-03
			80,000	09-MAY-03
			80,000	09-MAY-03
			45,000	09-MAY-03
			100,000	09-MAY-03
			15,000	09-MAY-03
			250,000	09-MAY-03
			250,000	09-MAY-03
			250,000	09-MAY-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   159

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			400,000	09-MAY-03
			150,000	09-MAY-03
			163,000	09-MAY-03
			100,000	09-MAY-03
			200,000	09-MAY-03
			250,000	09-MAY-03
			181,000	09-MAY-03
			35,000	09-MAY-03
			70,000	09-MAY-03
			75,000	12-MAY-03
			75,000	12-MAY-03
			50,000	18-JUN-03
			6,493,335	23-JUL-03
			125,000	30-JUL-03
			1,000,000	30-JUL-03
			2,000,000	30-JUL-03
			100,000	30-JUL-03
			1,000,000	30-JUL-03
			500,000	30-JUL-03
			1,500,000	30-JUL-03
			500,000	30-JUL-03
			1,000,000	30-JUL-03
			650,000	30-JUL-03
			350,000	30-JUL-03
			45,000	30-JUL-03
			1,000,000	30-JUL-03
			312,500	30-JUL-03
			500,000	30-JUL-03
			350,000	30-JUL-03
			335,000	30-JUL-03
			350,000	30-JUL-03
			312,500	30-JUL-03
			200,000	30-JUL-03
			300,000	30-JUL-03
			200,000	30-JUL-03
			300,000	30-JUL-03
			300,000	30-JUL-03
			700,000	30-JUL-03
			150,000	30-JUL-03
			150,000	30-JUL-03
			250,000	30-JUL-03
			172,500	30-JUL-03
			200,000	30-JUL-03
			175,000	30-JUL-03
			150,000	30-JUL-03
			150,000	30-JUL-03
			250,000	30-JUL-03
			150,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801.V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   160

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			250,000	30-JUL-03
			200,000	30-JUL-03
			250,000	30-JUL-03
			150,000	30-JUL-03
			150,000	30-JUL-03
			100,000	30-JUL-03
			100,000	30-JUL-03
			60,000	30-JUL-03
			100,000	30-JUL-03
			100,000	30-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			75,000	31-JUL-03
			50,000	31-JUL-03
			50,000	31-JUL-03
			100,000	31-JUL-03
			75,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			66,000	31-JUL-03
			50,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			50,000	31-JUL-03
			75,000	31-JUL-03
			100,000	31-JUL-03
			66,500	31-JUL-03
			75,000	31-JUL-03
			65,000	31-JUL-03
			100,000	31-JUL-03
			75,000	31-JUL-03
			50,000	31-JUL-03
			65,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			75,000	31-JUL-03
			100,000	31-JUL-03
			20,000	31-JUL-03
			25,000	31-JUL-03
			156,269	31-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   161

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			40,000	31-JUL-03
			50,000	31-JUL-03
			50,000	31-JUL-03
			40,000	31-JUL-03
			35,000	31-JUL-03
			20,000	31-JUL-03
			30,000	31-JUL-03
			50,000	31-JUL-03
			35,000	31-JUL-03
			50,000	31-JUL-03
			40,000	31-JUL-03
			28,000	31-JUL-03
			30,000	31-JUL-03
			30,000	31-JUL-03
			20,000	31-JUL-03
			30,000	31-JUL-03
			25,000	31-JUL-03
			200,000	31-JUL-03
			50,000	31-JUL-03
			100,000	31-JUL-03
			80,000	20-AUG-03
			125,000	21-AUG-03
			75,000	21-AUG-03
			100,000	21-AUG-03
			100,000	21-AUG-03
			200,000	26-AUG-03
			100,000	26-AUG-03
			100,000	27-AUG-03
			100,000	28-AUG-03
			80,000	28-AUG-03
			270,000	01-SEP-03
			50,000	08-SEP-03
			91,000	11-SEP-03
			35,000	11-SEP-03
			20,000	11-SEP-03
			16,000	11-SEP-03
			37,500	11-SEP-03
			100,000	11-SEP-03
			70,000	16-SEP-03
			90,000	30-OCT-03
			250,000	30-OCT-03
			400,000	30-OCT-03
			50,000	09-DEC-03
			100,000	16-DEC-03
			2,500,000	17-DEC-03
			250,000	24-DEC-03
			400,000	24-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			500,000	24-DEC-03
			1,000,000	24-DEC-03
			1,500,000	24-DEC-03
			500,000	24-DEC-03
			350,000	24-DEC-03
			250,000	24-DEC-03
			250,000	24-DEC-03
			350,000	24-DEC-03
			250,000	24-DEC-03
			150,000	24-DEC-03
			135,000	24-DEC-03
			200,000	24-DEC-03
			250,000	24-DEC-03
			250,000	24-DEC-03
			150,000	24-DEC-03
			120,000	24-DEC-03
			100,000	24-DEC-03
			250,000	24-DEC-03
			175,000	24-DEC-03
			350,000	24-DEC-03
			200,000	24-DEC-03
			350,000	24-DEC-03
			200,000	24-DEC-03
			150,000	24-DEC-03
			170,000	24-DEC-03
			100,000	24-DEC-03
			100,000	24-DEC-03
			150,000	24-DEC-03
			300,000	24-DEC-03
			170,000	24-DEC-03
			200,000	24-DEC-03
			170,000	24-DEC-03
			50,000	24-DEC-03
			100,000	24-DEC-03
			70,000	24-DEC-03
			100,000	24-DEC-03
			20,000	24-DEC-03
			100,000	24-DEC-03
			100,000	24-DEC-03
			50,000	24-DEC-03
			85,000	24-DEC-03
			70,000	24-DEC-03
			50,000	24-DEC-03
			35,000	24-DEC-03
			80,000	24-DEC-03
			40,000	24-DEC-03
			70,000	24-DEC-03
			100,000	24-DEC-03
			100,000	24-DEC-03
			35,000	24-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   163

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			100,000	24-DEC-03
			70,000	24-DEC-03
			100,000	24-DEC-03
			75,000	24-DEC-03
			100,000	24-DEC-03
			30,000	24-DEC-03
			165,000	29-DEC-03
			50,000	30-DEC-03
			100,000	30-DEC-03
			100,000	31-DEC-03
			50,000	02-JAN-04
			125,000	02-JAN-04
			50,000	02-JAN-04
			150,000	02-JAN-04
			200,000	02-JAN-04
			100,000	02-JAN-04
			250,000	02-JAN-04
			150,000	02-JAN-04
			100,000	02-JAN-04
			70,000	02-JAN-04
			50,000	02-JAN-04
			35,000	02-JAN-04
			200,000	02-JAN-04
			200,000	02-JAN-04
			100,000	02-JAN-04
			100,000	02-JAN-04
			42,000	02-JAN-04
			50,000	02-JAN-04
			50,000	02-JAN-04
			40,000	02-JAN-04
			30,000	02-JAN-04
			20,000	02-JAN-04
			30,000	02-JAN-04
			300,000	05-JAN-04
			200,000	05-JAN-04
			150,000	05-JAN-04
			150,000	06-JAN-04
			225,000	06-JAN-04
			250,000	06-JAN-04
			150,000	06-JAN-04
			175,000	06-JAN-04
			150,000	06-JAN-04
			50,000	06-JAN-04
			100,000	06-JAN-04
			100,000	06-JAN-04
			100,000	06-JAN-04
			70,000	06-JAN-04
			20,000	06-JAN-04
			75,000	06-JAN-04
			100,000	06-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   164

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....					
				150,000	07-JAN-04
				92,000	07-JAN-04
				250,000	07-JAN-04
				250,000	09-JAN-04
				43,000	09-JAN-04
				230,000	09-JAN-04
				35,000	09-JAN-04
				368,000	12-JAN-04
				30,000	29-JAN-04
HOODLESS BRENNAN & PARTNERS LIMITED	4TH FLOOR	DEF SHS 4.9	NIL	956,514	01-APR-03
RGT ACCT	40 MARSH WALL				
	LONDON E14 9TP				
HOODLESS BRENNAN & PARTNERS LIMITED	4TH FLOOR	ORD 0.1P	525,323		
RGT ACCT	40 MARSH WALL				
	LONDON E14 9TP				
				100,000	18-FEB-03
				40,000	06-MAR-03
				125,000	13-MAR-03
				80,000	24-MAR-03
				100,000	27-MAR-03
				60,000	27-MAR-03
				100,000	28-MAR-03
				100,000	09-APR-03
				1,000,000	10-APR-03
				200,000	14-APR-03
				1,000,000	15-APR-03
				1,000,000	15-APR-03
				1,000,000	15-APR-03
				500,000	17-APR-03
				100,000	22-APR-03
				70,000	23-APR-03
				250,000	23-APR-03
				600,000	24-APR-03
				1,000,000	24-APR-03
				250,000	24-APR-03
				250,000	29-APR-03
				100,000	09-MAY-03
				250,000	12-MAY-03
				100,000	16-MAY-03
				200,000	22-MAY-03
				1,000,000	05-JUN-03
				500,000	13-JUN-03
				820,000	16-JUL-03
				50,000	17-JUN-03
				160,000	17-JUN-03
				250,000	17-JUN-03
				250,000	17-JUN-03
				350,000	17-JUN-03
				500,000	17-JUN-03
				500,000	17-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   165

Registered Number 3508502   Annual return for Period : 12-FEB-2003 to 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued...			300,000	17-JUN-03
			79,731	17-JUN-03
			100,000	18-JUN-03
			250,000	18-JUN-03
			40,000	18-JUN-03
			245,291	18-JUN-03
			100,000	18-JUN-03
			100,000	18-JUN-03
			250,000	18-JUN-03
			100,000	18-JUN-03
			25,000	18-JUN-03
			100,000	18-JUN-03
			250,000	18-JUN-03
			75,000	19-JUN-03
			500,000	19-JUN-03
			250,000	19-JUN-03
			24,500	19-JUN-03
			250,000	19-JUN-03
			250,000	19-JUN-03
			100,000	19-JUN-03
			50,000	19-JUN-03
			100,000	19-JUN-03
			60,000	19-JUN-03
			30,000	19-JUN-03
			34,108	19-JUN-03
			100,000	20-JUN-03
			250,000	20-JUN-03
			250,000	20-JUN-03
			100,000	20-JUN-03
			250,000	20-JUN-03
			110,917	20-JUN-03
			100,000	20-JUN-03
			70,658	20-JUN-03
			50,000	20-JUN-03
			54,545	20-JUN-03
			7,795	20-JUN-03
			3,460	20-JUN-03
			250,000	20-JUN-03
			250,000	20-JUN-03
			13,333	20-JUN-03
			60,000	20-JUN-03
			13,333	20-JUN-03
			14,100	20-JUN-03
			100,000	20-JUN-03
			101,645	20-JUN-03
			28,929	20-JUN-03
			250,000	20-JUN-03
			250,000	20-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   166

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			100,000	23-JUN-03
			83,000	23-JUN-03
			50,000	23-JUN-03
			100,000	23-JUN-03
			250,000	23-JUN-03
			107,324	23-JUN-03
			50,000	23-JUN-03
			50,000	23-JUN-03
			181,700	23-JUN-03
			90,638	23-JUN-03
			52,174	23-JUN-03
			40,000	23-JUN-03
			30,000	23-JUN-03
			100,000	23-JUN-03
			20,000	23-JUN-03
			100,000	23-JUN-03
			50,000	23-JUN-03
			14,166	23-JUN-03
			34,437	23-JUN-03
			1,666	23-JUN-03
			100,000	24-JUN-03
			250,000	24-JUN-03
			250,000	24-JUN-03
			2,000	24-JUN-03
			25,000	24-JUN-03
			50,000	24-JUN-03
			181,818	24-JUN-03
			250,000	25-JUN-03
			50,000	25-JUN-03
			100,000	25-JUN-03
			60,000	25-JUN-03
			50,000	25-JUN-03
			10,000	25-JUN-03
			250,000	25-JUN-03
			100,000	25-JUN-03
			250,000	25-JUN-03
			86,089	25-JUN-03
			25,000	26-JUN-03
			300,000	26-JUN-03
			2,500	26-JUN-03
			31,500	27-JUN-03
			200,000	27-JUN-03
			500,000	27-JUN-03
			250,000	27-JUN-03
			50,000	30-JUN-03
			50,000	30-JUN-03
			100,000	30-JUN-03
			50,000	30-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   167

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	30-JUN-03
			100,000	30-JUN-03
			200,000	30-JUN-03
			100,000	30-JUN-03
			70,000	30-JUN-03
			50,000	30-JUN-03
			50,000	30-JUN-03
			100,000	30-JUN-03
			80,000	30-JUN-03
			400,000	30-JUN-03
			50,000	30-JUN-03
			40,000	30-JUN-03
			100,000	30-JUN-03
			131,675	30-JUN-03
			250,000	30-JUN-03
			100,000	30-JUN-03
			500,000	01-JUL-03
			60,000	01-JUL-03
			50,000	01-JUL-03
			60,000	01-JUL-03
			95,000	01-JUL-03
			266,667	01-JUL-03
			20,000	01-JUL-03
			30,300	01-JUL-03
			100,000	01-JUL-03
			13,333	01-JUL-03
			50,000	01-JUL-03
			150,000	01-JUL-03
			95,073	01-JUL-03
			50,000	01-JUL-03
			34,000	01-JUL-03
			25,000	01-JUL-03
			50,000	01-JUL-03
			34,838	01-JUL-03
			50,000	01-JUL-03
			35,000	01-JUL-03
			25,000	01-JUL-03
			25,000	01-JUL-03
			250,000	01-JUL-03
			42,000	01-JUL-03
			20,000	01-JUL-03
			10,000	01-JUL-03
			30,000	01-JUL-03
			150,000	01-JUL-03
			81,699	01-JUL-03
			100,000	02-JUL-03
			100,000	02-JUL-03
			150,000	02-JUL-03
			180,000	02-JUL-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				-
			50,000	02-JUL-03
			250,000	02-JUL-03
			50,000	02-JUL-03
			250,000	02-JUL-03
			80,000	02-JUL-03
			34,782	02-JUL-03
			100,000	02-JUL-03
			20,000	02-JUL-03
			20,000	02-JUL-03
			2,850	02-JUL-03
			25,000	02-JUL-03
			300,000	03-JUL-03
			103,797	03-JUL-03
			33,333	03-JUL-03
			250,000	03-JUL-03
			100,000	04-JUL-03
			100,000	04-JUL-03
			100,000	04-JUL-03
			100,000	04-JUL-03
			70,000	04-JUL-03
			65,000	04-JUL-03
			51,672	04-JUL-03
			51,499	04-JUL-03
			50,000	04-JUL-03
			50,000	04-JUL-03
			46,685	07-JUL-03
			50,000	07-JUL-03
			50,000	07-JUL-03
			100,000	07-JUL-03
			200,000	08-JUL-03
			63,430	10-JUL-03
			43,787	10-JUL-03
			180,000	10-JUL-03
			115,340	10-JUL-03
			7,272	10-JUL-03
			25,000	10-JUL-03
			50,000	11-JUL-03
			50,000	11-JUL-03
			250,000	11-JUL-03
			27,610	14-JUL-03
			250,000	14-JUL-03
			100,000	14-JUL-03
			150,000	14-JUL-03
			25,000	14-JUL-03
			198,177	15-JUL-03
			100,001	16-JUL-03
			250,000	16-JUL-03
			40,000	18-JUL-03
			250,000	18-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   169

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			26,348	18-JUL-03
			100,000	21-JUL-03
			150,000	22-JUL-03
			40,000	22-JUL-03
			250,000	23-JUL-03
			250,000	23-JUL-03
			14,269	23-JUL-03
			1,000,000	23-JUL-03
			250,000	23-JUL-03
			1,000,000	23-JUL-03
			30,000	23-JUL-03
			20,000	23-JUL-03
			1,000,000	23-JUL-03
			1,000,000	24-JUL-03
			250,000	24-JUL-03
			50,000	24-JUL-03
			27,142	24-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			200,000	28-JUL-03
			10,000	28-JUL-03
			30,000	29-JUL-03
			100,000	29-JUL-03
			30,000	29-JUL-03
			100,000	29-JUL-03
			250,000	30-JUL-03
			250,000	30-JUL-03
			100,000	01-AUG-03
			30,000	01-AUG-03
			3,385	01-AUG-03
			30,000	01-AUG-03
			250,000	04-AUG-03
			100,000	05-AUG-03
			500,000	07-AUG-03
			2,500	08-AUG-03
			500,000	11-AUG-03
			100,000	11-AUG-03
			90,000	20-AUG-03
			30,000	20-AUG-03
			2,000	28-AUG-03
			100,000	05-SEP-03
			117,240	08-SEP-03
			200,000	17-SEP-03
			10,000	19-SEP-03
			250,000	24-SEP-03
			2,000	25-SEP-03
			33,167	29-SEP-03
			100,000	30-SEP-03
			250,000	06-OCT-03
			411,347	06-OCT-03
			750,000	07-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   170

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			250,000	07-OCT-03
			25,000	09-OCT-03
			450,000	17-OCT-03
			200,000	22-OCT-03
			100,000	22-OCT-03
			25,000	22-OCT-03
			25,000	22-OCT-03
			100,000	22-OCT-03
			100,000	24-OCT-03
			350,000	27-OCT-03
			100,000	30-OCT-03
			400,000	30-OCT-03
			250,000	25-NOV-03
			100,000	26-NOV-03
			297,616	28-NOV-03
			100,000	04-DEC-03
			50,000	09-DEC-03
			200,000	09-DEC-03
			250,000	15-DEC-03
			250,000	15-DEC-03
			650,000	18-DEC-03
			500,000	19-DEC-03
			500,000	19-DEC-03
			1,000,000	19-DEC-03
			545,454	22-DEC-03
			500,000	23-DEC-03
			5,100,000	31-DEC-03
			500,000	02-JAN-04
			500,000	09-JAN-04
			100,000	14-JAN-04
			18,166	14-JAN-04
			100,000	14-JAN-04
			100,000	14-JAN-04
			28,228	15-JAN-04
			300,000	16-JAN-04
			500,000	16-JAN-04
			250,000	19-JAN-04
			100,000	21-JAN-04
			30,000	21-JAN-04
			200,000	22-JAN-04
			250,000	22-JAN-04
			5,714	23-JAN-04
			150,000	27-JAN-04
			250,000	27-JAN-04
			100,000	28-JAN-04
			250,000	29-JAN-04
			50,000	30-JAN-04
			50,000	30-JAN-04
			100,000	30-JAN-04
			18,461	06-FEB-04
			250,000	06-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
HOODLESS BRENNAN & PARTNERS LIMITED 4TH FLOOR 1001 ACCT 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000 11,500	06-FEB-04 10-FEB-04
JACK LESLIE HOPE ESQ JH ACCT THE SANCTUARY + MRS JANETTE HOPE HIGH STREET ISLE OF GRAIN ROCHESTER KENT ME3 0BW	ORD 0.1P	NIL	200,000 180,000 200,000 50,000	27-JUN-03 01-JUL-03 12-JAN-04 13-JAN-04
GERARD ANTHONY HOPKINS ESQ 3 ST JOHNS CRESCENT BIRKBY HUDDERSFIELD WEST YORKSHIRE HD1 5DY	ORD 0.1P DEF SHS 4.9	2,000 NIL	10,000 18,000 11,710 2,000	27-JUN-03 03-JUL-03 07-AUG-03 01-APR-03
MRS JULIA MARY HOPKINS 28 CWM-DYLAN CLOSE RHIWDERIN HEIGHTS BASSALEG NEWPORT GWENT NP10 8JR	ORD 0.1P DEF SHS 4.9	446 NIL	446	01-APR-03
MR RICHARD DAVID HOPKINS 5 HURSTON CLOSE WORTHING WEST SUSSEX BN14 0AX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
PAUL HORABIN ESQ 3 CASTLE GATEWAY BERKHAMSTED HERTS HP4 4LH	ORD 0.1P DEF SHS 4.9	35,000 NIL	35,000	01-APR-03
PAUL HORABIN ESQ 3 THE SPINNEY BERKHAMSTED HERTS HP4 3YS	ORD 0.1P	150,000		
DR ALAN JAMES HORAN 3 HYDE PARK CRESCENT LONDON W2 2PW	ORD 0.1P DEF SHS 4.9	NIL NIL	30,000 30,000	08-JUL-03 01-APR-03
MR DENNIS MORTON HORNE 27 SHRUBLANDS COURT SANDROCK ROAD TUNBRIDGE WELLS KENT TN2 3PS	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR HARRY RAYMOND WILLIAM HORNE	10 THORPE STREET ASTON UPTHORPE DIDCOT OXON OX11 9EG	ORD 0.1P	50,000		
MR STEPHEN MICHAEL HORSLEY	23 BETONY VALE ROYSTON HERTFORDSHIRE SG8 9TS	ORD 0.1P	NIL	4,422	05-SEP-03
MRS MARGARET JILL HORSMAN	LINSTEAD FARM CRATFIELD HALESWORTH SUFFOLK IP19 0DW	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR SYED AKHTAR HOSSAIN JNR	56 SHREWSBURY ROAD BOUNDS GREEN LONDON N11 2JU	ORD 0.1P	NIL	100,000	12-JAN-04
MR MARK WYNDHAM HOTCHKINS	64 WENTWORTH DRIVE GRANTHAM LINCS NG31 9QQ	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
DAVID PAUL HOTCHKISS ESQ	8 CARLIN STREET BULWELL NOTTINGHAM NG6 8LS	ORD 0.1P	11,122		
MR STEPHEN JOHN HOUSE	8 LE CLOS DE MALORSHE MONT MILLAIS ST HELIER JERSEY JE2 4RF	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR KENNETH HOUSTON	14/1F MURRAYFIELD AVENUE EDINBURGH MIDLOTHIAN EH12 6AX	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
M/S KATHLEEN MARY FAITH HOWARD	51 CHELMSFORD ROAD SHENFIELD BRENTWOOD ESSEX CM15 8QU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR KEITH HOWARD	14 ST ANDREWS ROAD BEBINGTON WIRRAL MERSEYSIDE CH63 3DQ	DEF SHS 4.9	NIL	5,000	01-APR-03
MR KEITH HOWARL	14 ST ANDREWS ROAD BEBINGTON WIRRAL MERSEYSIDE CH63 3DQ	ORD 0.1P	NIL	5,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MS MADELINE KAREN HOWARD 154 CARDEN AVENUE BRIGHTON SUSSEX BN1 8NH	ORD 0.1P DEF SHS 4.9	3,333 NIL	3,333	01-APR-03
MS MADELINE KARAN HOWARD 154 CARDEN AVENUE PATCHAM BRIGHTON EAST SUSSEX BN1 8NH	ORD 0.1P DEF SHS 4.9	2,177 NIL	2,177	01-APR-03
CHRISTOPHER JOHN CHARLES HOWARTH ESQ RADCLIVE MANOR BUCKINGHAM MK18 4AB	DEF SHS 4.9	NIL	32,200	01-APR-03
CHRISTOPHER JOHN CHARLES HOWARTH ESQ RADCLIVE MANOR BUCKINGHAM MK18 4AB	ORD 0.1P	32,200		
MR LESLIE WILLIAM HOWELL 26 SUTTON ESTATE BURNHAM MARKET KINGS LYNN NORFOLK PE31 8EX	ORD 0.1P	10,000	10,000	22-SEP-03
MR PETER JAMES HOWES 11 VICARAGE ROAD HORNCHURCH ESSEX RM12 4AS	ORD 0.1P	20,000		
MR GEORGE FRANCIS HOYLE + MRS EILEEN HOYLE BROOKFIELD GREYSOUTHEN COCKERMOUTH CUMBRIA CA13 0UN	ORD 0.1P DEF SHS 4.9	658 NIL	658	01-APR-03
MR RICHARD MAURICE HOYLE THE MANOR HOUSE UPPER DOWDESWELL CHELTENHAM GL54 4LT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 744080 ACCT MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	DEF SHS 4.9	NIL	40,000	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 744080 ACCT MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	40,000		
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813259 ACCT MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	DEF SHS 4.9	NIL	192,250	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813259 ACCT MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	242,250	15,000 10,000	25-FEB-03 11-MAR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813934 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	DEF SHS 4.9	NIL	68,500	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 813934 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	68,500		
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 847592 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	DEF SHS 4.9	NIL	2,000	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 847592 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	2,000		
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 872873 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	310,000		
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 904770 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	DEF SHS 4.9	NIL	10,800	01-APR-03
HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED 904770 ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	10,800		
HSBC INTERNET SHAREDEALING NOMINEE (UK) LIMITED — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	NIL	1,118,47	01-AUG-03
HSBC INTERNET SHAREDEALING NOMINEE (UK) LIMITED SMBT ACCT — MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	NIL	10,000	11-APR-03
			26,905	23-APR-03
			10,000	06-MAY-03
			30,000	09-JUN-03
			38,805	18-JUN-03
			40,000	19-JUN-03
			50,000	19-JUN-03
			30,561	19-JUN-03
			14,000	19-JUN-03
			4,353	19-JUN-03
			10,000	19-JUN-03
			8,000	19-JUN-03
			15,000	19-JUN-03
			39,323	20-JUN-03
			25,000	20-JUN-03
			6,000	20-JUN-03
			66,630	23-JUN-03
			23,119	23-JUN-03
			3,432	23-JUN-03
			32,769	23-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   175

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			54,910	24-JUN-03
			3,000	24-JUN-03
			5,000	24-JUN-03
			19,701	25-JUN-03
			20,000	25-JUN-03
			5,297	25-JUN-03
			100,000	25-JUN-03
			11,561	27-JUN-03
			16,185	02-JUL-03
			10,000	03-JUL-03
			39,323	03-JUL-03
			14,925	04-JUL-03
			180,000	10-JUL-03
			5,000	10-JUL-03
			14,419	10-JUL-03
			100,721	11-JUL-03
			9,923	11-JUL-03
			5,000	14-JUL-03
			5,000	17-JUL-03
			39,303	18-JUL-03
			15,647	21-JUL-03
			4,000	21-JUL-03
			31,712	21-JUL-03
			32,753	21-JUL-03
			10,000	21-JUL-03
			7,731	22-JUL-03
			5,000	22-JUL-03
			3,000	23-JUL-03
			100,000	23-JUL-03
			3,000	23-JUL-03
			25,658	25-JUL-03
			2,000	28-JUL-03
			10,000	28-JUL-03
			5,000	28-JUL-03
			46,182	01-AUG-03
HSBC INTERNET SHAREDEALING NOMINEE (UK) LIMITED SHSLD ACCT MARINER HOUSE PEPYS STREET LONDON EC3N 4DA	ORD 0.1P	NIL		
			10,300	20-JUN-03
			50,000	23-JUN-03
			20,000	25-JUN-03
			38,805	25-JUN-03
			30,000	26-JUN-03
			3,000	27-JUN-03
			30,561	30-JUN-03
			18,119	30-JUN-03
			80,000	03-JUL-03
			66,630	04-JUL-03
			11,561	04-JUL-03
			8,000	23-JUL-03
			54,950	31-JUL-03

Run Date: 06-MAY-2004, 01:07PM   Annual Return
Ref: RS2801 V4.1e   ------------------
Company Code: R445   REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
HSBC STOCKBROKERS NOMINEE (UK)	EXCHANGE PLACE	ORD 0.1P	NIL	90,910	02-JUL-03
LIMITED SOLD ACCT	POSEIDON WAY			40,000	07-AUG-03
	LEAMINGTON SPA			50,000	12-SEP-03
	WARWICKSHIRE CV34 6BY			5,000	06-JAN-04
HSBC STOCKBROKERS NOMINEE (UK)	EXCHANGE PLACE	ORD 0.1P	NIL	10,000	22-APR-03
LIMITED BOUGHT ACCT	POSEIDON WAY			13,334	30-APR-03
	LEAMINGTON SPA			20,000	08-MAY-03
	WARWICKSHIRE CV34 6BY			7,500	08-MAY-03
				90,910	16-MAY-03
				15,385	27-JUN-03
				7,999	30-JUN-03
				2,353	30-JUN-03
				57,142	30-JUN-03
				4,705	30-JUN-03
				3,500	01-JUL-03
				19,048	01-JUL-03
				266,667	01-JUL-03
				50,000	02-JUL-03
				1,250	02-JUL-03
				34,782	02-JUL-03
				10,000	03-JUL-03
				40,000	15-JUL-03
				50,000	15-JUL-03
				200,000	15-JUL-03
				40,000	16-JUL-03
				40,000	16-JUL-03
				30,000	17-JUL-03
				7,143	30-JUL-03
				15,000	30-JUL-03
				100,000	01-AUG-03
				30,000	01-AUG-03
				3,572	04-AUG-03
				20,000	04-AUG-03
				6,154	13-AUG-03
				4,000	21-AUG-03
				32,258	21-AUG-03
				150,829	12-SEP-03
				50,000	12-SEP-03
				4,000	18-SEP-03
				9,230	22-SEP-03
				20,000	23-DEC-03
				3,000	28-JAN-04
				3,000	28-JAN-04
				14,286	29-JAN-04
				2,858	29-JAN-04
				5,714	09-FEB-04
				5,714	09-FEB-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
HSBC STOCKBROKERS NOMINEE (UK) LIMITED CIRCLES ACCT EXCHANGE PLACE POSEIDON WAY LEAMINGTON SPA WARWICKSHIRE CV34 6BY	ORD 0.1P	NIL	28,572	30-JUN-03
HSDL NOMINEES LIMITED TRINITY ROAD HALIFAX HX1 2RG	DEF SHS 4.9	NIL	455,569	01-APR-03
HSDL NOMINEES LIMITED TRINITY ROAD HALIFAX HX1 2RG	ORD 0.1P	4,182,217	4,685	16-MAY-03
			23,383	02-JUN-03
			40,000	03-JUN-03
			60,000	18-JUN-03
			105,000	18-JUN-03
			50,000	18-JUN-03
			16,000	19-JUN-03
			20,000	19-JUN-03
			5,000	19-JUN-03
			16,569	19-JUN-03
			50,000	19-JUN-03
			93,167	19-JUN-03
			29,000	20-JUN-03
			15,000	20-JUN-03
			100,000	20-JUN-03
			100,000	20-JUN-03
			12,270	20-JUN-03
			12,000	20-JUN-03
			90,000	20-JUN-03
			50,000	20-JUN-03
			35,000	20-JUN-03
			50,000	20-JUN-03
			25,000	20-JUN-03
			35,300	20-JUN-03
			35,300	20-JUN-03
			15,000	20-JUN-03
			25,000	23-JUN-03
			15,000	23-JUN-03
			52,174	23-JUN-03
			25,000	23-JUN-03
			25,000	23-JUN-03
			100,000	23-JUN-03
			25,000	23-JUN-03
			5,000	23-JUN-03
			20,000	23-JUN-03
			25,000	23-JUN-03
			20,000	23-JUN-03
			18,000	23-JUN-03
			2,500	23-JUN-03
			10,000	23-JUN-03
			30,000	23-JUN-03
			360,000	23-JUN-03
			10,000	23-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			7,000	23-JUN-03
			10,000	23-JUN-03
			4,000	23-JUN-03
			12,500	24-JUN-03
			17,241	24-JUN-03
			20,000	24-JUN-03
			10,000	24-JUN-03
			10,000	24-JUN-03
			17,875	25-JUN-03
			40,000	25-JUN-03
			50,000	25-JUN-03
			15,729	25-JUN-03
			10,000	25-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			21,000	26-JUN-03
			33,334	27-JUN-03
			50,000	01-JUL-03
			50,000	01-JUL-03
			50,300	01-JUL-03
			20,000	01-JUL-03
			10,000	02-JUL-03
			100,000	02-JUL-03
			100,000	02-JUL-03
			40,000	02-JUL-03
			100,000	03-JUL-03
			50,000	04-JUL-03
			25,000	04-JUL-03
			50,000	07-JUL-03
			50,000	07-JUL-03
			50,000	11-JUL-03
			30,000	15-JUL-03
			20,000	16-JUL-03
			30,000	17-JUL-03
			100,000	17-JUL-03
			100,000	18-JUL-03
			70,000	18-JUL-03
			10,000	18-JUL-03
			100,000	21-JUL-03
			30,000	21-JUL-03
			50,000	21-JUL-03
			50,000	21-JUL-03
			17,875	21-JUL-03
			100,000	24-JUL-03
			35,000	24-JUL-03
			100,000	25-JUL-03
			55,000	30-JUL-03
			100,000	30-JUL-03
			80,000	01-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   179

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			8,000	05-AUG-03
			8,100	06-AUG-03
			15,000	06-AUG-03
			20,000	06-AUG-03
			39,000	06-AUG-03
			15,000	11-AUG-03
			9,000	11-AUG-03
			30,000	13-AUG-03
			20,000	13-AUG-03
			8,865	15-AUG-03
			4,000	26-AUG-03
			11,750	27-AUG-03
			40,000	28-AUG-03
			100,500	28-AUG-03
			15,500	01-SEP-03
			1,494	04-SEP-03
			8,035	04-SEP-03
			60,000	11-SEP-03
			17,500	12-SEP-03
			35,000	15-SEP-03
			20,000	17-SEP-03
			79,333	01-OCT-03
			155,000	01-OCT-03
			75,000	13-OCT-03
			17,500	13-OCT-03
			21,000	14-OCT-03
			10,000	31-OCT-03
			100,000	07-NOV-03
			50,000	17-NOV-03
			60,000	18-NOV-03
			31,000	18-NOV-03
			36,268	20-NOV-03
			20,000	26-NOV-03
			18,000	11-DEC-03
			25,000	18-DEC-03
			32,500	29-DEC-03
			28,089	02-JAN-04
			65,000	07-JAN-04
			28,000	08-JAN-04
			50,390	16-JAN-04
			50,000	19-JAN-04
			5,000	19-JAN-04
			25,000	21-JAN-04
			16,000	27-JAN-04
			5,000	28-JAN-04
			20,000	30-JAN-04
			10,000	09-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
HSDL NOMINEES LIMITED SBUILD ACCT	TRINITY ROAD HALIFAX HX1 2RG	DEF SHS 4.9	NIL	28,281	01-APR-03
HSDL NOMINEES LIMITED SBUILD ACCT	TRINITY ROAD HALIFAX HX1 2RG	ORD 0.1P	325,194		
				3,404	12-JUN-03
				5,000	20-JUN-03
				10,000	20-JUN-03
				47,000	02-JUL-03
				8,000	02-JUL-03
				45,000	11-JUL-03
				13,300	28-JUL-03
				45,000	06-AUG-03
				13,896	14-AUG-03
				5,000	30-SEP-03
				14,000	24-NOV-03
				29,000	26-NOV-03
				1,500	30-DEC-03
				9,111	07-JAN-04
				4,274	20-JAN-04
				1,159	04-FEB-04
				21,410	05-FEB-04
MR JOHN HUBBARD	33 KNYVETT GREEN ASHWELL THORPE NORWICH NORFOLK NR16 1HA	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
GEORGE SYDNEY HUCKLE ESQ	404 COAST ROAD GLENARM BALLYMENA COUNTY ANTRIM BT44 0BB	ORD 0.1P DEF SHS 4.9	59,500 NIL	9,500	01-APR-03
MR ROBERT STUART HUDSON	OAK TREE COTTAGE THE BRICKYARDS STAMFORD BRIDGE YORK YO41 1HZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR IAN LAWRENCE HUGHES	1 BRYN WOOD DRIVE BUCKLEY CLWYD CH7 2BU	ORD 0.1P DEF SHS 4.9	5,478 NIL	5,478	01-APR-03
MR MALCOLM SNAITH HUGHES	KINGFISHERES 81 EMBER LANE ESNER KT10 8EG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR VICTOR HUGHES	22 GLAN CEFNI LLANGEFNI GWYNEDD LL77 7EG	ORD 0.1P	40,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR EDWARD JAMES HUMPHREY VALHALLA 75 CHARLTON ROAD ANDOVER HANTS SP10 3XB	ORD 0.1P	NIL	5,000	30-JUL-03
ALAN PETER HUMPHREYS ESQ + MRS SHARON CHRISTINE HUMPHREYS 8 CHERRY MEADOW CHERITON FITZPAINE CREDITON DEVON EX17 4JX	ORD 0.1P	2,000		
MR JOHN CHARLES HERBER HUMPHREYS LLANRHYDD COTTAGE 34 LLANRHYDD STREET RUTHIN CLWYD LL15 1PP	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR ERIC FRANCIS HUNT 70 PETERS ROAD LOCKS HEATH SOUTHAMPTON HAMPSHIRE SO31 6EN	ORD 0.1P DEF SHS 4.9	1,666 NIL	1,666	01-APR-03
MR PHILIP HUNT 90 HAZEL WAY CRAWLEY DOWN WEST SUSSEX RH10 4EU	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR RICHARD HUNT BARNS COTTAGE GRETTON CHELTENHAM GLOS GL54 5EP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GORDON LEONARD HUNTER LYNDHURST CARLTON IN COVERDALE LEYBURN NORTH YORKSHIRE DL8 4BD	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR JOHN HUNTLEY 45 ST. IVES ROAD CONSETT COUNTY DURHAM DH8 7PZ	ORD 0.1P DEF SHS 4.9	2,392 NIL	2,392	01-APR-03
ANDREW JOHN HURST 2 SADLER CLOSE WINSFORD CHESHIRE CW7 2BH	ORD 0.1P	88,361		
MRS HILARY IRENE HURST FALL RIGG CROPTON PICKERING NORTH YORKSHIRE YO18 8EU	ORD 0.1P	3,685		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR ROGER STUART HURST	14 CHALFONT ROAD WESTON-SUPER-MARE AVON BS22 8AN	ORD 0.1P DEF SHS 4.9	1,559 NIL	1,559	01-APR-03
MRS SUSAN ELIZABETH HURST	ST BEDES MARK WAY GODALMING SURREY GU7 2BN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR ABBAS HUSSAIN	33 WOODLAND ROAD HINCKLEY LEICESTERSHIRE LE10 1JF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ABUL HUSSAIN	2 NOCTULE COURT KNOWLE FAREHAM HAMPSHIRE PO17 5AQ	ORD 0.1P	13,901		
ARSHAD HUSSAIN ESQ	21 MAYBUSH ROAD AGBRIDGG WAKEFIELD WF1 5AZ	ORD 0.1P	30,628		
MR AZHAR HUSSAIN	179 CAMBRIDGE STREET RUGBY WARWICKSHIRE CV21 3NP	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MISS NAILA HUSSAIN	2 THURLSTON CRESCENT CHEETHAM MANCHESTER M8 0QB	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID ERNEST HUTCHINGS	119 EASTERN ESPLANADE SOUTHEND ON SEA ESSEX SS1 2YH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS MARINA DOROTHY HUTCHINSON	15 FIELDWAY NEWTON CHESTER CHESHIRE CH2 3QR	ORD 0.1P DEF SHS 4.9	2,0CJ NIL	2,000	01-APR-03
MR ROBERT HUTCHISON	39 HIGHBURGH DRIVE RUTHERGLEN GLASGOW G73 3RR	ORD 0.1P DEF SHS 4.9	NIL NIL	7,000 7,000	18-JUL-03 01-APR-03
MR LIONEL LESLIE HUTT	173 CORONATION AVENUE KEYNSHAM BRISTOL AVON BS31 2QG	ORD 0.1P DEF SHS 4.9	5,000 NIL	1,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
JAMES WILLIAM HUTTON ESQ 7 ELSTON HALL TOP STREET ELSTON NEWARK NOTTS NG23 5NP	ORD 0.1P DEF SHS 4.9	1,785 NIL	 1,785	 01-APR-03
MR MICHAEL JOHN HUXLEY 41 GRANGE AVENUE BEVERE WORCESTER WORCESTERSHIRE WR3 7QB	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MRS ELIZABETH CAROLYN HYDE COCKERELLS HALL BUXHALL STOWMARKET SUFFOLK IP14 3DR	ORD 0.1P	50,000		
PAUL HYMAN ESQ 31 MAIN STREET HOBY MELTON MOWBRAY LEICESTERSHIRE LE14 3DT	ORD 0.1P DEF SHS 4.9	5,263 NIL	 5,263	 01-APR-03
WILLIAM TONY I'ANSON ESQ OAK HOUSE GARTH HEIGHTS WIMSLOW PARK WIMSLOW SK9 2BA	ORD 0.1P DEF SHS 4.9	22,500 NIL	 22,500	 01-APR-03
TUNCER IBRAHIM ESQ 66 MANDEVILLE ROAD ENFIELD MIDDLESEX EN3 6SL	ORD 0.1P	20,000		
MR PAUL JOHN ICKE TURRILL'S LOWER END GREAT MILTON OXON OX44 7NF	ORD 0.1P DEF SHS 4.9	100,000 NIL	 100,000	 01-APR-03
IDEALING NOMINEES LIMITED IDLNOM ACCT 114 MIDDLESEX STREET LONDON E1 7HY	DEF SHS 4.9	NIL	108,919	01-APR-03
IDEALING NOMINEES LIMITED IDLNOM ACCT 114 MIDDLESEX STREET LONDON E1 7HY	ORD 0.1P	397,669	36,000 24,000 60,000 36,908 13,000 30,000 22,000 13,000 21,000 11,200 44,000 50,000 50,000 100,000 66,000	19-JUN-03 19-JUN-03 20-JUN-03 20-JUN-03 23-JUN-03 23-JUN-03 23-JUN-03 23-JUN-03 24-JUN-03 25-JUN-03 26-JUN-03 30-JUN-03 30-JUN-03 30-JUN-03 03-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued.....					
				49,900	08-JUL-03
				15,800	17-JUL-03
				50,000	18-JUL-03
				20,000	18-JUL-03
				25,000	21-JUL-03
				50,000	25-JUL-03
				4,500	04-AUG-03
				23,000	12-AUG-03
				6,600	27-AUG-03
				40,000	21-OCT-03
				40,000	22-OCT-03
				70,000	02-DEC-03
				140,000	23-DEC-03
				16,000	06-JAN-04
				20,000	12-JAN-04
				20,000	12-JAN-04
IG MARKETS LIMITED IGMARKET ACCT	FRIARS HOUSE 157-168 BLACKFRIARS ROAD LONDON SE1 8EZ	ORD 0.1P	NIL	100,000 200,000 100,000	18-FEB-03 19-FEB-03 18-MAR-03
MR LAWRENCE IMPEY	18 MARION ROAD LONDON NW7 4AN	ORD 0.1P DEF SHS 4.9	1,607 NIL	1,607	01-APR-03
MR ROBERT INCH	FEDDINCH COTTAGE FEDDINCH ST ANDREWS KY16 8NR	ORD 0.1P	11,035		
INDIGO BAY LIMITED	LA FOSSE FARM RUE DE CAEN ROZEL ST MARTIN JERSEY CHANNEL ISLANDS JE3 6AL	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MISS JACQUELINE SARAH ANNE INGLESON	14 WORDSWORTH ROAD NEWPORT GWENT NP19 8HU	ORD 0.1P	2,941		
MR WILLIAM INGLIS	HOLLYCOURT 1E CAMSTRADDEN DRIVE EAST BEARSDEN GLASGOW G61 4AH	ORD 0.1P DEF SHS 4.9	9,550 NIL	9,550	01-APR-03
MR REX FRANCIS INGRAM	BEGGARS ROOST 33 BEAUFORT GARDENS ASCOT BERKSHIRE SL5 8PG	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
INVESTEC BANK (UK) LIMITED TRADING ACCT	2 GRESHAM STREET LONDON EC2V 7QP	ORD 0.1P	NIL	1,724,616	23-JUN-03
				1,724,616	24-JUN-03
				2,840,549	25-JUL-03
				2,840,549	28-JUL-03
				1,817,635	17-OCT-03
				1,817,635	20-OCT-03
INVESTMENT TECHNOLOGY GROUP LIMITED ITDEMAS ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	500,000	18-JUL-03
MRS MAVIS IREDALE	NORTHSYDE HOUSE 17 HIGH STREET WEST COKER YEOVIL SOMERSET BA22 9AP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
GEOFFREY IRESON ESQ	7 PERTON GROVE WIGHTWICK WOLVERHAMPTON WEST MIDLANDS WV6 8DH	ORD 0.1P DEF SHS 4.9	11,055 NIL	11,055	01-APR-03
MR PAUL IRVINE	632 ANTRIM ROAD BELFAST BT15 5GP	ORD 0.1P DEF SHS 4.9	31,000 NIL	31,000	01-APR-03
DAVID IRWIN ESQ	ST MARY'S CHURCH HILL CARSHALTON SURREY SM2 3PD	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS CAROL ANNE ISAAC	8 BEAULIEU CLOSE MARTINS HERON BRACKNELL BERKSHIRE RG12 9QL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
ISI NOMINEES LIMITED ADMAGT ACCT	10TH FLOOR TEMPLE COURT 11 QUEEN VICTORIA STREET LONDON EC4N 4TJ	ORD 0.1P	NIL	35,000 190,000 275,000	29-OCT-03 27-JAN-04 27-JAN-04
MR SYED HASNUL ISLAM	32 WOODCOCKS BECKTON LONDON E16 3LE	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	06-JAN-04 01-APR-03
MISS KAYE IVESON	65 SILVERDALE ROAD HULL HU6 7HF	ORD 0.1P DEF SHS 4.9	445 NIL	445	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOSEF ROMAN IWANKO 18 GOSLING WAY SAWSTON CAMBRIDGE CB2 4DZ	ORD 0.1P	35,000		
MR JEFFREY JOHN JACKMAN OLD SCHOOL LONDON ROAD SAYERS COMMON HASSOCKS WEST SUSSEX BN6 9HX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
IAN FRENCH JACKSON ESQ 69 ST LEONARDS RD DEAL CT14 9AY	ORD 0.1P	9,933		
MRS VALERIE JACKSON 14A MADEIRA ROAD BOURNEMOUTH DORSET BH1 1QG	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR HIRSH JACOB JACOBSON 9 DUNSTAN ROAD LONDON NW11 8AG	ORD 0.1P DEF SHS 4.9	29,983 NIL	21,200	01-APR-03
MS SUSAN BRETT JACOBSON FLAT 2 9 LINDEN GDNS LONDON W2 4HD	DEF SHS 4.9	NIL	3,000	01-APR-03
MS SUSAN BRETT JACOBSON FLAT 2 9 LINDEN GDNS LONDON W2 4HD	ORD 0.1P	3,000		
MR ALIREZA FERRI JAHED C/O GANIC INVESTMENT CLUB 11 REDHILL WOOD NEW ASH GREEN LONGFIELD KENT DA3 8QH	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ABHINANDAN JAIN + MS KATE LOUISE SIBLEY 9 MOUNT PLEASANT BLEAN CANTERBURY KENT CT2 9EU	ORD 0.1P DEF SHS 4.9	7,407 NIL	7,407	01-APR-03
MR SHUSHANT JAIN 26 TRIMINGHAM DRIVE BURY BL8 1JW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
JAMBLIN INVESTMENTS LIMITED QUARRY LODGE LA RUE DU PARADIS VALE GUERNSEY GY3 5BL	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
JAMES BREARLEY CREST NOMINEES	PO BOX 34	DEF SHS 4.9	NIL	258,647	01-APR-03
LIMITED ICON ACCT	56-60 CAUNCE STREET				
	BLACKPOOL FY1 3DQ				
JAMES BREARLEY CREST NOMINEES	PO BOX 34	ORD 0.1P	1,101,843	129,700	03-APR-03
LIMITED ICON ACCT	56-60 CAUNCE STREET			85,000	18-JUN-03
	BLACKPOOL FY1 3DQ			50,000	21-JUL-03
				40,000	21-JUL-03
				90,000	13-OCT-03
				30,057	12-DEC-03
				55,000	29-JAN-04
				56,000	29-JAN-04
JAMES BREARLEY CREST NOMINEES	PO BOX 34	ORD 0.1P	NIL	50,000	26-NOV-03
LIMITED WALPOLE ACCT	56-60 CAUNCE STREET				
	BLACKPOOL FY1 3DQ				
JAMES BREARLEY CREST NOMINEES	PO BOX 34	ORD 0.1P	NIL	4,000	09-JUL-03
LIMITED BROCABO1 ACCT	56-60 CAUNCE STREET			5,817	30-JAN-04
	BLACKPOOL FY1 3DQ				
JAMES CAPEL (NOMINEES) LIMITED	HSBC BANK PLC	DEF SHS 4.9	NIL	100,000	01-APR-03
	8 CANADA SQUARE				
	LONDON E14 5HQ				
JAMES CAPEL (NOMINEES) LIMITED	HSBC BANK PLC	ORD 0.1P	100,000		
	8 CANADA SQUARE				
	LONDON E14 5HQ				
JAMES CAPEL (NOMINEES) LIMITED AC	HSBC BANK PLC	ORD 0.1P	NIL	19,445	26-FEB-03
ACCT	8 CANADA SQUARE			1,118,472	01-AUG-03
	LONDON E14 5HQ			20,000	01-SEP-03
				2,000	23-SEP-03
				300	22-OCT-03
				30,000	05-DEC-03
				500	22-DEC-03
JAMES CAPEL (NOMINEES) LIMITED PC	HSBC BANK PLC	ORD 0.1P	16,667	10,000	22-APR-03
ACCT	8 CANADA SQUARE			13,334	30-APR-03
	LONDON E14 5HQ			7,500	08-MAY-03
				20,000	08-MAY-03
				90,910	16-MAY-03
				216	18-JUN-03
				750	19-JUN-03
				910	23-JUN-03
				50,000	23-JUN-03
				40,000	23-JUN-03
				52,086	23-JUN-03
				44,086	25-JUN-03
				28,572	26-JUN-03
				15,385	27-JUN-03
				7,999	30-JUN-03

Annual Return
————————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period.: 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			2,353	30-JUN-03
			4,705	30-JUN-03
			57,142	30-JUN-03
			2,274,924	30-JUN-03
			27,662	30-JUN-03
			266,667	01-JUL-03
			3,500	01-JUL-03
			19,048	01-JUL-03
			910	01-JUL-03
			340	01-JUL-03
			34,782	02-JUL-03
			39,660	02-JUL-03
			1,250	02-JUL-03
			50,000	02-JUL-03
			10,000	03-JUL-03
			25,000	08-JUL-03
			40,000	09-JUL-03
			50,000	15-JUL-03
			25,000	15-JUL-03
			40,000	15-JUL-03
			200,000	15-JUL-03
			115,188	15-JUL-03
			40,000	16-JUL-03
			40,000	16-JUL-03
			10,446	16-JUL-03
			30,000	17-JUL-03
			15,000	30-JUL-03
			7,143	30-JUL-03
			10,446	31-JUL-03
			30,000	01-AUG-03
			100,000	01-AUG-03
			3,572	04-AUG-03
			20,000	04-AUG-03
			100,000	04-AUG-03
			6,154	07-AUG-03
			33,846	07-AUG-03
			6,154	12-AUG-03
			3,846	13-AUG-03
			6,154	13-AUG-03
			26,753	15-AUG-03
			6,000	15-AUG-03
			4,000	21-AUG-03
			32,258	21-AUG-03
			46,182	29-AUG-03
			54,000	29-AUG-03
			180,000	11-SEP-03
			50,000	12-SEP-03
			150,829	12-SEP-03
			188	12-SEP-03
			50,000	12-SEP-03
			30,230	16-SEP-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			4,000	18-SEP-03
			3,875	18-SEP-03
			9,230	22-SEP-03
			17,000	22-SEP-03
			56,520	22-SEP-03
			47,750	25-SEP-03
			25,000	29-SEP-03
			3,000	02-OCT-03
			78,000	10-OCT-03
			3,000	16-OCT-03
			31,000	21-OCT-03
			15,000	30-OCT-03
			166,880	04-NOV-03
			35,470	18-NOV-03
			621,750	19-NOV-03
			91,137	19-NOV-03
			35,000	21-NOV-03
			297,616	28-NOV-03
			10,418	09-DEC-03
			50,000	12-DEC-03
			35,000	15-DEC-03
			5,000	16-DEC-03
			188,863	17-DEC-03
			23,220	22-DEC-03
			26,780	22-DEC-03
			20,000	23-DEC-03
			20,000	24-DEC-03
			116,906	24-DEC-03
			5,000	29-DEC-03
			10,000	29-DEC-03
			165,913	31-DEC-03
			5,000	06-JAN-04
			8,800	14-JAN-04
			165,000	16-JAN-04
			9,000	19-JAN-04
			32,358	21-JAN-04
			26,200	21-JAN-04
			3,000	28-JAN-04
			84,269	28-JAN-04
			2,858	29-JAN-04
			14,286	29-JAN-04
			3,000	02-FEB-04
			10,000	03-FEB-04
			30,002	05-FEB-04
			50,000	06-FEB-04
			50,000	06-FEB-04
			20,000	06-FEB-04
			5,714	09-FEB-04
			5,714	09-FEB-04
			39,998	09-FEB-04

Continued....

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....					
JAMES CAPEL (NOMINEES) LIMITED	HSBC BANK PLC	DEF SHS 4.9	NIL	25,000	09-FEB-04
HSBCSS ACCT	8 CANADA SQUARE			30,000	10-FEB-04
	LONDON E14 5HQ				
JAMES CAPEL (NOMINEES) LIMITED	HSBC BANK PLC	ORD 0.1P	2,079,267	19,445	01-APR-03
HSBCSS ACCT	8 CANADA SQUARE			44,086	25-JUN-03
	LONDON E14 5HQ			10,446	31-JUL-03
				100,000	04-AUG-03
				32,753	13-AUG-03
				46,182	29-AUG-03
				20,000	01-SEP-03
				197,188	11-SEP-03
				25,000	29-SEP-03
				78,000	10-OCT-03
				35,470	18-NOV-03
				50,000	22-DEC-03
				136,906	24-DEC-03
				32,358	21-JAN-04
				150,000	05-FEB-04
				20,000	06-FEB-04
				25,000	09-FEB-04
				30,000	10-FEB-04
JAMES CAPEL (NOMINEES) LIMITED	HSBC BANK PLC	ORD 0.1P	NIL	2,000	22-SEP-03
TRANSIT ACCT	8 CANADA SQUARE			300	21-OCT-03
	LONDON E14 5HQ			30,000	05-DEC-03
				500	22-DEC-03
DAVID ROBIN MILLAIS JAMES DUFF ESQ	HATTON CASTLE	ORD 0.1P	48,500		
	TURRIFF				
	ABERDEENSHIRE AB53 8ED				
MRS. JEAN JAMES	18 WINLLAN AVENUE	ORD 0.1P	1,500	1,500	01-APR-03
	LLANDUDN	DEF SHS 4.9	NIL		
	CONWY LL30 2YX				
JOHN NEWCOMBE JAMES ESQ	18 CLOCK HOUSE	ORD 0.1P	500	500	01-APR-03
	192 HIGH ROAD	DEF SHS 4.9	NIL		
	BYFLEET				
	SURREY KT14 7DB				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN RICHARD JANNEY THE BUNGALOW LILAC ROAD CHILTON LANE FERRYHILL CO DURHAM DL17 0DR	ORD 0.1P	70,000		
MR MARTIN JARMAN 4 EGERTON COURT GUILDFORD SURREY GU2 6DR	ORD 0.1P DEF SHS 4.9	NIL NIL	34,968 34,968	14-JAN-04 01-APR-03
TIMOTHY JARVIS ESQ 44 ASHDALE CLOSE STAPENHILL BURTON-ON-TRENT STAFFORDSHIRE DE15 9HN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
TAREK JAVED ESQ AMTW CAM RAF HENLOW BEDFORDSHIRE SG16 6DN	ORD 0.1P DEF SHS 4.9	30,813 NIL	2,239	01-APR-03
MR BRIAN JAYE 79 PARK LANE CROYDON CR0 1JG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MOIRA JEFFRIES 11 ESHER COURT NEWCASTLE UPON TYNE NE3 2UR	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR SHANMUGANATHAN JEGATHEESAN 3 BEVERLEY COURT HARROW MIDDLESEX HA3 8UQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR DOUGLAS GARETH JENKINS PENTRE HARDD FARM LLANEDI PONTARDULAIS WEST GLAMORGAN SA4 1YU	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR ROBERT DALE JENKINS 153 HEOL ISAF RAYOR CARDIFF CF15 8DX	ORD 0.1P	300,000		
MR MARK ANTON JENNINGS 11 HEMSDALE MAIDENHEAD BERKSHIRE SL6 6SL	DEF SHS 4.9	NIL	2,108	01-APR-03
MARK ANTON JENNINGS ESQ 11 HEMSDALE MAIDENHEAD BERKSHIRE SL6 6SL	ORD 0.1P	2,108		

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR SIMON DAVID JENNINGS 207 LOWESTOFT ROAD GREAT YARMOUTH NR31 6SX	ORD 0.1P	57,971		
MR MAVJI MORJI JESANI 116 VILLIERS ROAD LONDON NW2 5PJ	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
BALBIR SINGH JHAWER ESQ 16 FIRS DRIVE HOUNSLOW MIDDLESEX TW5 9TD	ORD 0.1P DEF SHS 4.9	6,423 NIL	6,423	01-APR-03
MRS JENNIFER CLAIRE JILLA 78 JULIAN AVENUE SOUTH SHIELDS TYNE AND WEAR NE33 2EW	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
JIM NOMINEES LIMITED JARVIS ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	157,026	20,000 30,000 25,000 70,000 10,000	16-JUL-03 16-JUL-03 21-JUL-03 15-JAN-04 22-JAN-04
JIM NOMINEES LIMITED CLOSING ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	NIL	10,000 15,000 15,000 10,000 10,000	27-JUN-03 27-JUN-03 30-JUN-03 02-JUL-03 10-JUL-03
JIM NOMINEES LIMITED JRVBULK ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	DEF SHS 4.9	NIL	1,454	01-APR-03
JIM NOMINEES LIMITED JRVBULK ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	NIL	1,454	09-JUN-03
JIM NOMINEES LIMITED PAP2BUY ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	4,021	5,000 5,000 5,000 1,500	27-MAY-03 15-JUL-03 25-JUL-03 30-JAN-04
JIM NOMINEES LIMITED GALLNOMS ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	28,479	4,021	02-DEC-03
JIM NOMINEES LIMITED PAP2SELL ACCT 15/17 MOUNT EPHRAIM ROAD TUNBRIDGE ROAD KENT TN1 1EN	ORD 0.1P	NIL	10,000 10,000	07-JUL-03 04-SEP-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
J M FINN NOMINEES LIMITED	SALISBURY HOUSE LONDON WALL LONDON EC2M 5TA	ORD 0.1P	170,000	100,000	24-JUN-03
JOCAR NOMINEES LIMITED 589 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	DEF SHS 4.9	NIL	30,000	01-APR-03
JOCAR NOMINEES LIMITED 589 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	ORD 0.1P	30,000		
JOCAR NOMINEES LIMITED 2755 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	DEF SHS 4.9	NIL	12,500	01-APR-03
JOCAR NOMINEES LIMITED 2755 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	ORD 0.1P	12,500		
JOCAR NOMINEES LIMITED 9358 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	DEF SHS 4.9	NIL	2,500	01-APR-03
JOCAR NOMINEES LIMITED 9358 ACCT	P.O. BOX 66 35/39 COLOMBERIE ST HELIER JERSEY JE4 9PA	ORD 0.1P	2,500		
MRS AVTAR KAUR JOHAL	58 HAMPSHIRE ROAD WALTON-LE-DALE PRESTON LANCASHIRE PR5 4NH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DILBAGH SINGH JOHAL	58 HAMPSHIRE ROAD WALTON LE DALE PRESTON LANCS PR5 4NH	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	12-AUG-03 01-APR-03
MRS DOROTHY JOHNSON	2 HAMILTON MEWS HOLSTIEN AVENUE WEYBRIDGE SURREY KT13 8LJ	ORD 0.1P DEF SHS 4.9	5,460 NIL	5,460	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   194

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR GARY JOHNSON 21 ABERFOYLE STREET HAGHILL GLASGOW G31 3RW	ORD 0.1P	5,000	10,000	02-JUL-03
MRS LINDA JOHNSON + MRS PAULINE EMERY 68 FARRINGDON ROAD LUTON BEDS LU1 3RW	ORD 0.1P	16,100		
MR PAUL IAN JOHNSON 211 TALBOT ROAD STRETFORD MANCHESTER M32 0YN	ORD 0.1P DEF SHS 4.9	2,577 Nil	2,577	01-APR-03
MR TIMOTHY JOHNSON 15/3 ROYAL CIRCUS EDINBURGH SCOTLAND EH3 6TL	ORD 0.1P	NIL	50,000 50,000	20-JUN-03 26-JUN-03
MRS WENDY ANN JOHNSON 2 VIRGINIA COURT HITHE POINT ELEANOR CLOSE LONDON SE16 1DB	ORD 0.1P DEF SHS 4.9	9,000 Nil	9,000	01-APR-03
MRS JESSIE JOHNSTON 21/1 PARKSIDE TERRACE EDINBURGH EH16 5XW	ORD 0.1P DEF SHS 4.9	878 Nil	878	01-APR-03
MR ADAM JOHNSTONE OBE TEMPLE WOOD CAPEL SURREY RH5 5HH	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR ALASTAIR IAN JOHNSTONE 4 LANGSHOTT CLOSE WOODHAM ADDLESTONE SURREY KT15 3SE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ANNE JOHNSTONE BELSFIELD 10 EGLINTON TERRACE SKELMORLIE AYRSHIRE PA17 5EP	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
MR IAN HANSLEY JOHNSTONE BELSFIELD 10 EGLINTON TERRACE SKELMORLIE AYRSHIRE PA17 5EP	ORD 0.1P DEF SHS 4.9	75,000 NIL	35,000	01-APR-03
IAN SIMON JOLLEY ESQ 84 PRINCES REACH NAVIGATION WAY THE DOCKLANDS ASHTON ON RIBBLE PRESTON PR2 2GB	ORD 0.1P DEF SHS 4.9	1,200 NIL	1,200	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 195

Registered Number 3508592   Annual return for Period . 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MAN MOHAN SINGH JOLLY 1 RUCKLERS LANE KINGS LANGLEY HERTS WD4 8AX	ORD 0.1P DEF SHS 4.9	3,700 Nil	3,500	01-APR-03
MRS CAROLYN SUSAN JONES OLD MILL FARMHOUSE LETTONS WAY DINAS POWYS SOUTH GLAMORGAN CF64 4BY	ORD 0.1P DEF SHS 4.9	8 Nil	8,000	01-APR-03
MR GLYNN HUGH JONES WARREN COTTAGE GEORGES LANE STORRINGTON PULBOROUGH WEST SUSSEX RH20 3JH	ORD 0.1P DEF SHS 4.9	6,272 NIL	6,272	01-APR-03
MR GORDON RAYMOND SIDNEY JONES 10 FITZGERALD WALK BURY ST. EDMUNDS SUFFOLK IP33 3HR	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR GRAEME DAVID JONES THE CROFT BEST BEECH HILL WADHURST EAST SUSSEX TN5 6JG	ORD 0.1P DEF SHS 4.9	NIL NIL	2,380 2,380	09-APR-03 01-APR-03
MR GRAEME MATTHEW JONES 1 ASHBY CLOSE HORNCHURCH ESSEX RM11 3QR	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
DR JOHN PAUL EDMONDSON-JONES MEADOW BANK BURY GATE BURY PULBOROUGH WEST SUSSEX RH20 1NN	DEF SHS 4.9	NIL	20,000	01-APR-03
DR JOHN PAUL EDMONDSON-JONES MEADOW BANK BURY ROAD BURY GATE PULBOROUGH WEST SUSSEX RH20 1NN	ORD 0.1P	NIL	20,000 80,000 300,000	25-JUN-03 03-JUL-03 30-JUL-03
MR JONATHAN HARRY SPENCER JONES 20 ABBEY CLOSE ALCESTER WARWICKSHIRE B49 5QW	ORD 0.1P	40,000		
MRS JUNE MARY JONES 45 BROCKS DRIVE FAIRLANDS GUILDFORD SURREY GU3 3NE	ORD 0.1P DEF SHS 4.9	2,941 NIL	2,941	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KENNETH JOSEPH JONES SPEARWOOD 11 BRICK KILN LANE RUFFORD ORMSKIRK LANCS L40 1SY	ORD 0.1P DEF SHS 4.9	1,000 NIL	 1,000	 01-APR-03
MR LEO AUBREY JONES 17 EATON RISE LONDON W5 2HE	ORD 0.1P DEF SHS 4.9	120,000 NIL	 20,000	 01-APR-03
MRS LINDA LUCILLE JONES 42 CHERITON ROAD WINCHESTER HAMPSHIRE SO22 5AY	ORD 0.1P DEF SHS 4.9	2,000 NIL	 2,000	 01-APR-03
MARTIN JONES + SUSAN ELIZABETH MURRAY JONES 15 ST JAMES LANE MUSWELL HILL LONDON N10 3DA	ORD 0.1P DEF SHS 4.9	20,000 NIL	 20,000	 01-APR-03
MR NICHOLAS ANTONY TUDOR JONES + MRS ANN MARIE JONES + MR NICHOLAS ANTONY TUDOR JONES + MRS ANN MARIE JONES LAMBERHURST FARM SHOREHAM LANE HALSTEAD SEVENOAKS KENT TN14 7BY	ORD 0.1P	74,131		
PETER STEPHEN JONES ESQ 19 HOWELL AVENUE RHUDDLAN DENBIGH LL18 2TD	ORD 0.1P	25,000		
MR PHILIP JOHN JONES HAFOD FARM HAFOD FARM PONTHIRWAUN CARDIGAN DYFED SA43 2RG	ORD 0.1P	65,510		
MR ROBERT WYN JONES FRON DEG ISAF LLANGAFFO YNYS MON LL60 6NF	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03
MRS ROJANNA MARILYN JONES SEEKING JAO 83 EAST LANE WEST HORSLEY LEATHERHEAD SURREY KT24 6LR	ORD 0.1P DEF SHS 4.9	2,000 NIL	 2,000	 01-APR-03
MRS SHIRLEY JONES 11 WESTBOURNE ROAD DENTON MANCHESTER M34 6AP	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR JOHN PAUL JORDAN	68 BARROWELL GREEN LONDON N21 3AY	ORD 0.1P	200,000		
MR MICHAEL DAVID JOSEPH	14 STONEHEDGE CLOSE IVYBRIDGE DEVON PL21 0UF	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
DAVID LEONARD JOWLE ESQ	BANK LODGE DUCKMANTON ROAD DUCKMANTON CHESTERFIELD S44 5ED	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
JS&P NOMINEES LIMITED	81 HIGH STREET MARLOW BUCKS SL7 1AB	DEF SHS 4.9	NIL	21,429	01-APR-03
JS&P NOMINEES LIMITED	81 HIGH STREET MARLOW BUCKS SL7 1AB	ORD 0.1P	NIL	21,429	31-JUL-03
JUBILEE INVESTMENT TRUST PLC	1 GREAT CUMBERLAND PLACE LONDON W1H 7AL	ORD 0.1P DEF SHS 4.9	NIL NIL	2,700,000 12,300,000 15,000,000	10-JUL-03 10-JUL-03 01-APR-03
MISS MELINDA JUDGE	WISTERIA COTTAGE 100 HIGH STREET EARLS BARTON NORTHAMPTON NN6 0PJ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MICHAEL PETER JUDGE ESQ	168 CASTLEROE ROAD COLERAINE CO DERRY BT51 3RW	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
ADAM JUKES ESQ	7 HYLDA COURT 3-5 ST ALBANS ROAD NW5 1RE	ORD 0.1P	NIL	70,000 63,323	09-OCT-03 09-DEC-03
PATRICK GUY KAGAN ESQ	16 ARUN PROSPECT STATION ROAD PULBOROUGH WEST SUSSEX RH20 1AL	ORD 0.1P	10,000		
MR ASHMAL KAHN	19 DORCHESTER ROAD SOLIHULL BA1 1LW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GRIGORIS KALAINTZIS	9 MONTPELIER ROAD EALING LONDON W5 2QP	ORD 0.1P	NIL	10,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DR PRAVEEN KUMAR KALIA ARDEN HOUSE PARKLANDS HALL CASTLE EDEN TS27 7SN	ORD 0.1P	60,000		
MR JAMES MARTY KAMESTER 66 PORTFIELD ROAD CHRISTCHURCH DORSET BH23 2AG	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
KAS NOMINEES LIMITED 28983223 ACCT SUITE 560 SALISBURY HOUSE LONDON WALL LONDON EC2M 5NU	DEF SHS 4.9	NIL	100,000	01-APR-03
KAS NOMINEES LIMITED 28983223 ACCT SUITE 560 SALISBURY HOUSE LONDON WALL LONDON EC2M 5NU	ORD 0.1P	200,000		
MR PETER KASPARIS 19 BASILDON AVENUE ILFORD ESSEX IG5 0QE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR THOMAS PATRICK KAVANAGH 20 BRYN ABER HOLYWELL FLINTSHIRE CH8 7NZ	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR ARNOLD GORDON KAY 102 THORNFIELD GROVE ASHTON-UNDER-LYNE LANCASHIRE OL6 6RJ	ORD 0.1P DEF SHS 4.9	NIL NIL	8,000 8,000	08-JUL-03 01-APR-03
KBC PEEL HUNT LTD PMPRINC ACCT 4TH FLOOR 111 OLD BROAD STREET LONDON EC2N 1PH	DEF SHS 4.9	NIL	9,403	01-APR-03
KBC PEEL HUNT LTD PMPRINC ACCT 111 OLD BROAD STREET LONDON EC2N 1PH	ORD 0.1P	133,211	15,000 35,650 20,000 10,000 21,428 35,000 100,000 3,000 5,000 15,000 39,215 15,000 100,000 10,000 50,000 14,614 60,000 40,000	18-FEB-03 18-FEB-03 18-FEB-03 18-FEB-03 18-FEB-03 19-FEB-03 19-FEB-03 21-FEB-03 25-FEB-03 26-FEB-03 06-MAR-03 07-MAR-03 27-MAR-03 01-APR-03 09-APR-03 15-APR-03 15-APR-03 16-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			500,000	16-APR-03
			150,000	22-APR-03
			30,000	23-APR-03
			40,000	28-APR-03
			6,030	28-APR-03
			160,000	29-APR-03
			30,000	30-APR-03
			153,846	01-MAY-03
			50,000	02-MAY-03
			80,000	02-MAY-03
			10,000	02-MAY-03
			7,023	08-MAY-03
			20,000	08-MAY-03
			15,000	09-MAY-03
			40,000	14-MAY-03
			13,700	15-MAY-03
			2,429	15-MAY-03
			35,026	21-MAY-03
			2,700	22-MAY-03
			100,000	22-MAY-03
			35,000	30-MAY-03
			8,000	03-JUN-03
			50,000	05-JUN-03
			156,000	05-JUN-03
			80,000	11-JUN-03
			5,736	13-JUN-03
			25,000	13-JUN-03
			15,465	13-JUN-03
			100,000	16-JUN-03
			50,000	16-JUN-03
			40,000	17-JUN-03
			21,714	17-JUN-03
			80,000	17-JUN-03
			25,314	17-JUN-03
			50,000	17-JUN-03
			15,398	17-JUN-03
			9,596	17-JUN-03
			39,418	17-JUN-03
			49,811	17-JUN-03
			25,314	17-JUN-03
			15,676	17-JUN-03
			15,000	17-JUN-03
			10,352	17-JUN-03
			8,888	18-JUN-03
			1,500	18-JUN-03
			100,000	18-JUN-03
			200,000	18-JUN-03
			100,000	18-JUN-03
			12,636	18-JUN-03
			141,794	18-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS. PLC

Page   200

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			175,000	18-JUN-03
			85,000	18-JUN-03
			30,000	18-JUN-03
			85,004	18-JUN-03
			99,172	18-JUN-03
			40,000	18-JUN-03
			25,000	18-JUN-03
			10,059	18-JUN-03
			60,000	18-JUN-03
			50,000	18-JUN-03
			20,000	18-JUN-03
			82,842	18-JUN-03
			75,127	18-JUN-03
			66,004	18-JUN-03
			50,000	18-JUN-03
			2,350	19-JUN-03
			40,000	19-JUN-03
			5,018	19-JUN-03
			9,487	19-JUN-03
			30,000	19-JUN-03
			5,000	19-JUN-03
			5,246	19-JUN-03
			58,450	19-JUN-03
			50,000	19-JUN-03
			3,000	19-JUN-03
			50,000	19-JUN-03
			46,075	19-JUN-03
			26,468	19-JUN-03
			100,000	19-JUN-03
			61,000	19-JUN-03
			35,296	19-JUN-03
			70,000	19-JUN-03
			30,000	19-JUN-03
			50,000	19-JUN-03
			9,289	19-JUN-03
			6,251	19-JUN-03
			5,000	19-JUN-03
			15,000	19-JUN-03
			100,000	19-JUN-03
			14,342	19-JUN-03
			59,204	19-JUN-03
			35,000	19-JUN-03
			50,000	19-JUN-03
			10,000	19-JUN-03
			33,334	19-JUN-03
			50,000	19-JUN-03
			5,000	19-JUN-03
			30,000	19-JUN-03
			19,402	19-JUN-03
			200,000	19-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   201

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			20,000	19-JUN-03
			49,000	19-JUN-03
			10,022	19-JUN-03
			6,218	19-JUN-03
			36,908	19-JUN-03
			5,780	19-JUN-03
			30,000	19-JUN-03
			5,440	19-JUN-03
			5,336	19-JUN-03
			18,000	19-JUN-03
			30,000	19-JUN-03
			26,697	19-JUN-03
			49,502	19-JUN-03
			25,000	19-JUN-03
			28,296	19-JUN-03
			23,119	19-JUN-03
			29,000	19-JUN-03
			25,000	19-JUN-03
			3,455	19-JUN-03
			24,564	19-JUN-03
			21,851	19-JUN-03
			2,000	19-JUN-03
			8,126	19-JUN-03
			20,778	19-JUN-03
			20,000	19-JUN-03
			20,000	19-JUN-03
			12,500	20-JUN-03
			19,559	20-JUN-03
			10,000	20-JUN-03
			126,467	20-JUN-03
			10,000	20-JUN-03
			123,924	20-JUN-03
			6,981	20-JUN-03
			5,000	20-JUN-03
			10,000	20-JUN-03
			15,656	20-JUN-03
			16,983	20-JUN-03
			8,000	20-JUN-03
			100,000	20-JUN-03
			18,433	20-JUN-03
			43,045	20-JUN-03
			43,814	20-JUN-03
			75,000	20-JUN-03
			82,985	20-JUN-03
			50,000	20-JUN-03
			100,000	20-JUN-03
			100,000	20-JUN-03
			20,000	20-JUN-03
			50,000	20-JUN-03
			89,902	20-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	20-JUN-03
			40,000	20-JUN-03
			30,714	20-JUN-03
			89,435	20-JUN-03
			10,000	20-JUN-03
			40,000	20-JUN-03
			20,942	20-JUN-03
			25,740	20-JUN-03
			20,000	20-JUN-03
			30,000	20-JUN-03
			30,000	20-JUN-03
			1,500	20-JUN-03
			15,000	20-JUN-03
			27,376	20-JUN-03
			25,000	20-JUN-03
			20,000	20-JUN-03
			20,000	20-JUN-03
			36,255	20-JUN-03
			36,000	20-JUN-03
			14,545	20-JUN-03
			14,795	20-JUN-03
			15,000	20-JUN-03
			10,000	20-JUN-03
			10,000	20-JUN-03
			8,000	20-JUN-03
			10,000	20-JUN-03
			6,500	20-JUN-03
			4,569	20-JUN-03
			5,000	20-JUN-03
			5,682	20-JUN-03
			8,676	20-JUN-03
			10,000	20-JUN-03
			7,010	20-JUN-03
			4,984	20-JUN-03
			6,486	20-JUN-03
			5,000	20-JUN-03
			6,751	20-JUN-03
			7,101	20-JUN-03
			6,000	20-JUN-03
			2,800	20-JUN-03
			3,000	20-JUN-03
			3,288	20-JUN-03
			6,000	20-JUN-03
			225,000	23-JUN-03
			90,230	23-JUN-03
			100,000	23-JUN-03
			173,813	23-JUN-03
			85,798	23-JUN-03
			20,000	23-JUN-03
			7,761	23-JUN-03
			20,000	23-JUN-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			15,729	23-JUN-03
			50,000	23-JUN-03
			38,419	23-JUN-03
			8,899	23-JUN-03
			57,071	23-JUN-03
			80,000	23-JUN-03
			26,064	23-JUN-03
			20,000	23-JUN-03
			30,000	23-JUN-03
			41,252	23-JUN-03
			50,000	23-JUN-03
			99,638	23-JUN-03
			22,500	23-JUN-03
			20,091	23-JUN-03
			50,000	23-JUN-03
			5,000	23-JUN-03
			151,882	23-JUN-03
			16,725	23-JUN-03
			10,116	23-JUN-03
			14,489	23-JUN-03
			75,000	23-JUN-03
			31,680	23-JUN-03
			22,000	23-JUN-03
			45,000	23-JUN-03
			50,000	23-JUN-03
			30,314	23-JUN-03
			16,376	23-JUN-03
			20,000	23-JUN-03
			50,000	23-JUN-03
			42,000	23-JUN-03
			30,000	23-JUN-03
			4,171	23-JUN-03
			26,250	23-JUN-03
			16,402	23-JUN-03
			11,443	23-JUN-03
			1,257	23-JUN-03
			10,000	23-JUN-03
			42,726	23-JUN-03
			58,000	24-JUN-03
			54,000	24-JUN-03
			100,000	24-JUN-03
			50,000	24-JUN-03
			10,000	24-JUN-03
			145,000	24-JUN-03
			150,000	24-JUN-03
			90,276	24-JUN-03
			1,000	24-JUN-03
			9,978	24-JUN-03
			7,436	24-JUN-03
			46,079	24-JUN-03
			4,200	24-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   204

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			4,000	24-JUN-03
			10,000	24-JUN-03
			14,000	24-JUN-03
			11,352	24-JUN-03
			4,975	24-JUN-03
			21,835	24-JUN-03
			4,050	24-JUN-03
			1,203	24-JUN-03
			10,000	24-JUN-03
			18,000	24-JUN-03
			10,000	24-JUN-03
			12,432	24-JUN-03
			17,865	24-JUN-03
			24,450	24-JUN-03
			31,118	24-JUN-03
			3,333	25-JUN-03
			50,000	25-JUN-03
			40,000	25-JUN-03
			51,241	25-JUN-03
			44,000	25-JUN-03
			50,000	25-JUN-03
			50,000	25-JUN-03
			57,237	25-JUN-03
			26,941	25-JUN-03
			11,356	25-JUN-03
			50,000	25-JUN-03
			22,250	25-JUN-03
			25,000	25-JUN-03
			20,778	25-JUN-03
			11,500	25-JUN-03
			25,000	25-JUN-03
			40,000	25-JUN-03
			10,000	25-JUN-03
			14,677	25-JUN-03
			100,000	26-JUN-03
			100,000	26-JUN-03
			150,000	26-JUN-03
			80,000	26-JUN-03
			100,000	26-JUN-03
			50,000	26-JUN-03
			5,000	26-JUN-03
			15,800	26-JUN-03
			28,572	26-JUN-03
			100,000	26-JUN-03
			3,200	26-JUN-03
			100,000	26-JUN-03
			65,000	27-JUN-03
			50,000	27-JUN-03
			50,000	27-JUN-03
			50,000	27-JUN-03

Run Date: 06-MAY-2004 01:07PM   Annual Return
Ref: RS2801 V4.1e   ------------------
Company Code: R445   REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Continued....   Name and Address of Shareholder   Class   Holding   Amt Sold   Date Sold

			Amt Sold	Date Sold
			100,000	27-JUN-03
			150,829	27-JUN-03
			62,015	27-JUN-03
			100,000	27-JUN-03
			25,000	27-JUN-03
			75,000	27-JUN-03
			30,000	27-JUN-03
			50,000	30-JUN-03
			7,454	30-JUN-03
			50,000	30-JUN-03
			7,454	30-JUN-03
			20,000	30-JUN-03
			40,000	30-JUN-03
			45,000	30-JUN-03
			100,000	30-JUN-03
			72,005	30-JUN-03
			19,964	30-JUN-03
			40,000	01-JUL-03
			55,000	01-JUL-03
			20,000	01-JUL-03
			40,000	01-JUL-03
			10,000	01-JUL-03
			35,848	01-JUL-03
			20,000	01-JUL-03
			45,500	01-JUL-03
			87,950	01-JUL-03
			8,500	01-JUL-03
			50,000	01-JUL-03
			19,933	01-JUL-03
			32,696	01-JUL-03
			17,200	01-JUL-03
			25,000	01-JUL-03
			19,048	01-JUL-03
			8,226	01-JUL-03
			100,000	02-JUL-03
			12,572	02-JUL-03
			100,000	02-JUL-03
			70,000	02-JUL-03
			2,917	02-JUL-03
			16,250	02-JUL-03
			100,000	02-JUL-03
			70,000	02-JUL-03
			6,050	02-JUL-03
			100,000	02-JUL-03
			83,466	02-JUL-03
			100,000	02-JUL-03
			86,450	02-JUL-03
			100,000	02-JUL-03
			6,000	02-JUL-03
			55,000	02-JUL-03
			32,771	02-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			60,849	02-JUL-03
			20,000	02-JUL-03
			17,729	02-JUL-03
			50,000	02-JUL-03
			1,568	02-JUL-03
			48,432	03-JUL-03
			50,000	03-JUL-03
			10,000	03-JUL-03
			12,000	03-JUL-03
			9,750	03-JUL-03
			10,002	03-JUL-03
			10,000	03-JUL-03
			40,000	03-JUL-03
			5,740	03-JUL-03
			30,000	03-JUL-03
			83,050	03-JUL-03
			17,729	03-JUL-03
			4,000	03-JUL-03
			30,250	03-JUL-03
			14,925	03-JUL-03
			15,840	03-JUL-03
			38,113	04-JUL-03
			2,000	04-JUL-03
			2,300	04-JUL-03
			100,000	04-JUL-03
			50,000	04-JUL-03
			24,865	04-JUL-03
			250,000	04-JUL-03
			30,000	04-JUL-03
			10,402	04-JUL-03
			10,000	04-JUL-03
			15,000	04-JUL-03
			1,377	07-JUL-03
			100,000	07-JUL-03
			137,041	07-JUL-03
			4,251	07-JUL-03
			125,000	07-JUL-03
			293	07-JUL-03
			99,707	09-JUL-03
			35,000	09-JUL-03
			20,000	09-JUL-03
			293	09-JUL-03
			30,000	09-JUL-03
			14,500	10-JUL-03
			4,259	10-JUL-03
			1,241	11-JUL-03
			89,126	11-JUL-03
			59,203	11-JUL-03
			10,402	11-JUL-03
			56,110	11-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			32,000	11-JUL-03
			65,488	11-JUL-03
			50,000	11-JUL-03
			45,000	11-JUL-03
			71,822	11-JUL-03
			30,000	11-JUL-03
			39,404	11-JUL-03
			40,000	11-JUL-03
			58,824	11-JUL-03
			4,351	11-JUL-03
			98,759	15-JUL-03
			50,000	15-JUL-03
			20,000	15-JUL-03
			15,000	15-JUL-03
			65,645	15-JUL-03
			69,850	15-JUL-03
			25,000	15-JUL-03
			9,068	16-JUL-03
			15,352	16-JUL-03
			100,000	16-JUL-03
			55,219	16-JUL-03
			19,616	16-JUL-03
			90,000	16-JUL-03
			20,000	16-JUL-03
			25,925	16-JUL-03
			1,376	17-JUL-03
			58,635	17-JUL-03
			11,515	17-JUL-03
			100,000	17-JUL-03
			100,000	17-JUL-03
			35,113	17-JUL-03
			27,500	17-JUL-03
			50,000	17-JUL-03
			28,151	17-JUL-03
			50,000	17-JUL-03
			32,669	17-JUL-03
			91,823	17-JUL-03
			18,000	17-JUL-03
			21,000	17-JUL-03
			10,000	17-JUL-03
			14,340	17-JUL-03
			13,859	17-JUL-03
			125,000	18-JUL-03
			118,000	18-JUL-03
			13,858	18-JUL-03
			60,000	18-JUL-03
			10,000	18-JUL-03
			74,621	18-JUL-03
			25,000	18-JUL-03
			28,521	18-JUL-03
			28,500	18-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			79,802	18-JUL-03
			95,000	18-JUL-03
			20,000	18-JUL-03
			100,000	18-JUL-03
			20,000	18-JUL-03
			100,000	18-JUL-03
			24,027	18-JUL-03
			25,000	18-JUL-03
			2,871	18-JUL-03
			3,738	18-JUL-03
			22,460	18-JUL-03
			9,000	18-JUL-03
			10,000	18-JUL-03
			18,065	18-JUL-03
			4,609	21-JUL-03
			6,250	21-JUL-03
			15,000	21-JUL-03
			9,615	21-JUL-03
			7,000	21-JUL-03
			2,418	21-JUL-03
			250,000	21-JUL-03
			5,000	21-JUL-03
			250,000	21-JUL-03
			30,506	21-JUL-03
			250,000	21-JUL-03
			6,391	21-JUL-03
			1,494	22-JUL-03
			5,000	22-JUL-03
			100,000	22-JUL-03
			100,000	22-JUL-03
			24,995	23-JUL-03
			28,089	24-JUL-03
			25,000	24-JUL-03
			42,217	24-JUL-03
			43,649	24-JUL-03
			50,000	24-JUL-03
			13,931	24-JUL-03
			96,177	24-JUL-03
			100,000	24-JUL-03
			12,000	24-JUL-03
			50,000	24-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			30,310	25-JUL-03
			116,666	28-JUL-03
			43,263	28-JUL-03
			41,000	29-JUL-03
			50,000	29-JUL-03
			50,000	29-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 209

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued...			100,000	29-JUL-03
			100,000	29-JUL-03
			65,000	30-JUL-03
			100,000	30-JUL-03
			15,000	30-JUL-03
			250,000	30-JUL-03
			148,404	30-JUL-03
			15,000	30-JUL-03
			100,000	30-JUL-03
			25,000	30-JUL-03
			7,060	31-JUL-03
			5,000	31-JUL-03
			20,000	31-JUL-03
			1,000	31-JUL-03
			12,990	31-JUL-03
			6,000	31-JUL-03
			3,553	31-JUL-03
			8,477	31-JUL-03
			10,000	31-JUL-03
			55,747	31-JUL-03
			100,000	01-AUG-03
			16,169	01-AUG-03
			100,000	01-AUG-03
			7,500	04-AUG-03
			60,000	04-AUG-03
			31,248	04-AUG-03
			15,467	04-AUG-03
			9,259	05-AUG-03
			200,000	05-AUG-03
			50,000	05-AUG-03
			18,195	05-AUG-03
			100,000	05-AUG-03
			20,000	05-AUG-03
			18,560	05-AUG-03
			50,000	07-AUG-03
			100,000	08-AUG-03
			125,000	08-AUG-03
			15,000	08-AUG-03
			50,000	11-AUG-03
			2,625	12-AUG-03
			10,000	13-AUG-03
			18,000	13-AUG-03
			40,000	14-AUG-03
			20,000	14-AUG-03
			10,000	14-AUG-03
			2,300	15-AUG-03
			50,000	15-AUG-03
			10,000	15-AUG-03
			35,000	18-AUG-03
			29,000	19-AUG-03
			7,933	19-AUG-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Continued....

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			40,000	20-AUG-03
			15,025	20-AUG-03
			200,300	21-AUG-03
			40,000	21-AUG-03
			9,700	22-AUG-03
			40,000	22-AUG-03
			85,000	22-AUG-03
			75,000	26-AUG-03
			52,517	26-AUG-03
			14,512	26-AUG-03
			40,000	28-AUG-03
			10,000	28-AUG-03
			9,151	28-AUG-03
			50,000	28-AUG-03
			14,214	29-AUG-03
			1,590	01-SEP-03
			1,300	01-SEP-03
			172,711	01-SEP-03
			100,000	01-SEP-03
			65,000	01-SEP-03
			31,687	02-SEP-03
			20,000	02-SEP-03
			15,000	02-SEP-03
			15,000	02-SEP-03
			50,000	03-SEP-03
			100,000	03-SEP-03
			60,849	03-SEP-03
			25,000	08-SEP-03
			7,343	08-SEP-03
			40,000	08-SEP-03
			93,020	09-SEP-03
			100,000	09-SEP-03
			15,003	10-SEP-03
			60,000	10-SEP-03
			30,850	10-SEP-03
			35,000	10-SEP-03
			60,024	10-SEP-03
			6,000	10-SEP-03
			3,000	11-SEP-03
			30,000	12-SEP-03
			2,000	12-SEP-03
			17,142	15-SEP-03
			41,111	15-SEP-03
			3,000	15-SEP-03
			40,000	15-SEP-03
			391	15-SEP-03
			25,000	15-SEP-03
			27,065	16-SEP-03
			10,000	17-SEP-03
			15,000	17-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 211

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			7,875	18-SEP-03
			60,000	18-SEP-03
			50,000	19-SEP-03
			150,000	19-SEP-03
			146	19-SEP-03
			25,000	22-SEP-03
			50,000	22-SEP-03
			50,000	24-SEP-03
			30,000	25-SEP-03
			47,750	25-SEP-03
			34,040	25-SEP-03
			40,000	29-SEP-03
			33,830	29-SEP-03
			22,341	29-SEP-03
			16,784	29-SEP-03
			371	29-SEP-03
			17,819	30-SEP-03
			12,400	30-SEP-03
			100,000	01-OCT-03
			15,769	01-OCT-03
			50,000	01-OCT-03
			250,000	02-OCT-03
			40,837	06-OCT-03
			50,000	06-OCT-03
			4,000	06-OCT-03
			15,000	07-OCT-03
			50,000	08-OCT-03
			25,000	09-OCT-03
			3,000	09-OCT-03
			7,000	09-OCT-03
			50,000	09-OCT-03
			20,083	10-OCT-03
			18,000	10-OCT-03
			20,000	10-OCT-03
			50,000	10-OCT-03
			1,159	13-OCT-03
			59,209	13-OCT-03
			80,000	13-OCT-03
			118,539	13-OCT-03
			100,000	13-OCT-03
			103,000	14-OCT-03
			7,525	14-OCT-03
			40,000	15-OCT-03
			14,875	15-OCT-03
			100,000	15-OCT-03
			10,000	15-OCT-03
			10,000	16-OCT-03
			3,000	16-OCT-03
			5,000	20-OCT-03
			50,000	21-OCT-03
			20,000	21-OCT-03

continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			25,000	22-OCT-03
			200,000	22-OCT-03
			100,000	22-OCT-03
			50,000	22-OCT-03
			100,000	23-OCT-03
			75,000	23-OCT-03
			5,000	23-OCT-03
			214,527	23-OCT-03
			60,000	27-OCT-03
			750,000	27-OCT-03
			35,472	30-OCT-03
			750,000	30-OCT-03
			10,000	05-NOV-03
			100,000	05-NOV-03
			50,000	07-NOV-03
			17,912	12-NOV-03
			9,974	12-NOV-03
			750,000	12-NOV-03
			16,099	12-NOV-03
			3,632	13-NOV-03
			32,500	14-NOV-03
			17,500	17-NOV-03
			5,000	17-NOV-03
			100,000	18-NOV-03
			16,086	19-NOV-03
			80,000	21-NOV-03
			150,000	27-NOV-03
			17,964	28-NOV-03
			500,000	03-DEC-03
			5,054	05-DEC-03
			188,319	08-DEC-03
			10,418	09-DEC-03
			10,000	09-DEC-03
			100,000	12-DEC-03
			311,681	15-DEC-03
			13,901	16-DEC-03
			5,000	16-DEC-03
			1,305	18-DEC-03
			700,000	19-DEC-03
			500,000	23-DEC-03
			17,107	23-DEC-03
			20,000	31-DEC-03
			88,846	31-DEC-03
			19,900	02-JAN-04
			25,000	05-JAN-04
			37,000	08-JAN-04
			40,000	13-JAN-04
			5,000	13-JAN-04
			20,000	14-JAN-04
			19,994	14-JAN-04

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   213

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			10,402	14-JAN-04
			4,000	14-JAN-04
			300,000	14-JAN-04
			18,976	15-JAN-04
			60,000	15-JAN-04
			20,000	15-JAN-04
			75,000	15-JAN-04
			51,954	15-JAN-04
			10,000	16-JAN-04
			40,000	16-JAN-04
			85,507	16-JAN-04
			10,000	16-JAN-04
			75,000	16-JAN-04
			27,322	16-JAN-04
			33,775	16-JAN-04
			30,978	16-JAN-04
			74,131	16-JAN-04
			10,000	16-JAN-04
			13,659	16-JAN-04
			3,840	16-JAN-04
			25,000	16-JAN-04
			2,203	16-JAN-04
			12,627	16-JAN-04
			10,000	19-JAN-04
			100,000	19-JAN-04
			10,000	19-JAN-04
			17,000	19-JAN-04
			10,000	19-JAN-04
			25,000	19-JAN-04
			7,000	19-JAN-04
			3,000	19-JAN-04
			9,000	19-JAN-04
			50,000	20-JAN-04
			2,000	20-JAN-04
			20,000	20-JAN-04
			1,000	21-JAN-04
			50,000	21-JAN-04
			50,000	21-JAN-04
			25,000	21-JAN-04
			13,308	21-JAN-04
			20,000	21-JAN-04
			80,000	23-JAN-04
			10,000	23-JAN-04
			15,000	23-JAN-04
			150,000	23-JAN-04
			90,000	26-JAN-04
			11,000	26-JAN-04
			100,000	26-JAN-04
			200,000	26-JAN-04
			40,000	26-JAN-04
			14,285	26-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 214

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			30,000	27-JAN-04
			30,000	27-JAN-04
			16,100	27-JAN-04
			200,000	27-JAN-04
			26,666	27-JAN-04
			14,556	27-JAN-04
			100,000	26-JAN-04
			2,500	28-JAN-04
			25,000	28-JAN-04
			5,817	28-JAN-04
			100,000	28-JAN-04
			30,000	28-JAN-04
			75,000	28-JAN-04
			87,272	28-JAN-04
			15,000	28-JAN-04
			15,000	29-JAN-04
			37,404	29-JAN-04
			2,713	29-JAN-04
			10,125	29-JAN-04
			5,714	29-JAN-04
			5,714	29-JAN-04
			10,000	30-JAN-04
			135,832	30-JAN-04
			67,916	30-JAN-04
			5,000	30-JAN-04
			9,000	02-FEB-04
			10,000	02-FEB-04
			5,500	03-FEB-04
			50,000	04-FEB-04
			40,000	04-FEB-04
			33,927	05-FEB-04
			20,000	05-FEB-04
			50,000	05-FEB-04
			100,000	05-FEB-04
			46,000	06-FEB-04
			10,000	06-FEB-04
			12,500	09-FEB-04
			57,249	09-FEB-04
			100,000	10-FEB-04
			1,626	10-FEB-04
MR MICHAEL PHILIP KEEBLE THE COTTAGE LOWER STREET SHERE SURREY GU5 9HX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SUSIE KEENE 74 WOODHALL GATE PINNER MIDDLESEX HA5 4TY	ORD 0.1P DEF SHS 4.9	10,810 NIL	10,810	01-APR-03
MRS SUSIE ISABEL KEENE 74 WOODHALL GATE PINNER MIDDLESEX HA5 4TY	ORD 0.1P DEF SHS 4.9	29,629 NIL	29,629	01-APR-03
MR STEPHEN HOWARD KELL 49 FRASER CLOSE DEEPING ST JAMES PETERBOROUGH CAMBS PE6 8QL	ORD 0.1P DEF SHS 4.9	6,057 NIL	6,057	01-APR-03
MR STEPHEN JAMES KELL 49 FRASER CLOSE DEEPING ST JAMES PETERBOROUGH CAMBS PE6 8QL	ORD 0.1P DEF SHS 4.9	3,214 NIL	3,214	01-APR-03
RICHARD GLYN KELLETT ESQ 33 MAIN ROAD SHAVINGTON CREWE CHESHIRE CW2 5DY	DEF SHS 4.9	NIL	1,000	01-APR-03
RICHARD GLYN KELLETT ESQ 33 MAIN ROAD SHAVINGTON CREWE CHESHIRE CW2 5DY	ORD 0.1P	1,000		
MR BRIAN GERARD KELLY 279A LEA BRIDGE ROAD LEYTON LONDON E10 7NE	ORD 0.1P	3,288		
PAUL KELLY ESQ 37 BERESFORD AVENUE BEVERLEY ROAD HULL HU6 7LS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ROBERT KELLY CUCKOO COTTAGE HONEY LANE CHOLSEY OXON OX10 9NJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MIKE KEMP 1 FARRINGFORD CLOSE CHISWELL GREEN ST ALBANS HERTS AL2 3HS	ORD 0.1P DEF SHS 4.9	10,500 NIL	10,500	01-APR-03
MRS PENELOPE ANNE KEMPTON 18 EARLS COURT GARDENS LONDON SW5 0SZ	ORD 0.1P DEF SHS 4.9	NIL NIL	3,000 3,000	10-SEP-03 01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MS LISA JANE KENDALL 3 THE COTTAGES STUCKTON FORDINGBRIDGE HANTS SP6 2HQ	ORD 0.1P DEF SHS 4.9	4,347 NIL	4,347	01-APR-03
PAUL ROBERT KENDALL ESQ FLAT 3 8 PARK ROAD SWANAGE DORSET BH19 2AD	ORD 0.1P DEF SHS 4.9	740 NIL	740	01-APR-03
MR RICHARD SAMUEL KENDALL 13 CARNEGIE CRESCENT MELTON MOWBRAY LEICESTERSHIRE LE13 1RP	ORD 0.1P DEF SHS 4.9	8,472 NIL	8,472	01-APR-03
MR JOHN LESLIE KENNEDY 17 ALSTHORPE ROAD OAKHAM RUTLAND LE15 6FD	ORD 0.1P DEF SHS 4.9	100 NIL	100	01-APR-03
MR WILLIAM JOHN KENNEDY 16 ENNISCRONE PARK PORTADOWN CO ARMAGH NORTHERN IRELAND BT63 5DQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
ADRIAN JOHN KENNY ESQ 16 SPARTAN CLOSE LANGSTONE NEWPORT GWENT NP18 2BH	ORD 0.1P DEF SHS 4.9	1,430 NIL	1,430	01-APR-03
LALJI KANJI MAVJI KERAI ESQ 118 MALVERN GARDENS KENTON HARROW MIDDLESEX HA3 9PG	ORD 0.1P	5,000		
ANDREW KERR ESQ LYNEDOCH 2 PARK CIRCUS AYR KA7 2DH	DEF SHS 4.9	NIL	13,000	01-APR-03
ANDREW KERR ESQ LYNEDOCH 2 PARK CIRCUS AYR KA7 2DH	ORD 0.1P	13,000		
MR GARETH HASSAN KERR 13 GLANMOR CRESCENT UPLANDS SWANSEA SA2 0PJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN KERR 371 EATON ROAD WEST DERBY LIVERPOOL L12 2AH	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ROBERT KERR 22 FORSTER ROAD SOUTHAMPTON HAMPSHIRE SO14 6RS	ORD 0.1P DEF SHS 4.9	1,467 NIL	1,467	01-APR-03
WILLIAM JOHN EVERITT KERR ESQ 1 KENSINGTON VILLAS STATION ROAD MARSH GIBBON BICESTER OX6 0AS	ORD 0.1P DEF SHS 4.9	22,000 NIL	22,000	01-APR-03
MR THOMAS KERRANE 23 ST MARYS SQUARE BRIGHTON BN2 1FZ	ORD 0.1P DEF SHS 4.9	613 NIL	613	01-APR-03
MR PAUL KERRIDGE 12 CARROLL WALK EASTBOURNE EAST SUSSEX BN23 7QN	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
MR MUSTAFA KESKE FLAT 8, WOOLLETT COURT ST. PANCRAS WAY LONDON NW1 9HT	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR HELMUT KESSLER 14 BIRCH HILL GROVE ONCHAN ISLE OF MAN IM3 4EL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR KHALID MAHMOOD KHALID 10 ASTLEY AVENUE LONDON NW2 4AD	ORD 0.1P DEF SHS 4.9	4,286 NIL	4,286	01-APR-03
MR ASIF KHAN 138 ALBEMARLE TERRACE ASHTON UNDER LYME OL6 6JJ	ORD 0.1P	NIL	10,000	01-SEP-03
MR IFTAKHAR MOHAMMAD KHAN 177 CLARE ROAD CARDIFF SOUTH GLAMORGAN CF1 7QS	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MISS MARIAM KHAN 75 WEARDALE AVENUE SOUTH BENTS SUNDERLAND SR6 8AU	ORD 0.1P	50,000		
MR SAEED KHAN 75 WEARDALE AVENUE SOUTH BENTS SUNDERLAND SR6 8AU	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MISS ANITA KHOSLA 62 BRUNSWICK PARK NEW SOUTHGATE LONDON N11 1JJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS SANDRA ANNE KIAMIL 4 CHARTWELL DRIVE LUTON BEDFORDSHIRE LU2 7JD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR SINAN BEHAEDDIN KIAMIL 4 CHARTWELL DRIVE LUTON BEDFORDSHIRE LU2 7JD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS VICTORIA MARTHA KIANG 24 COOMBE WOOD HILL PURLEY SURREY CR8 1JN	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR TONY ALAN KIFF 22 MALVERN WAY CROXLEY GREEN RICKMANSWORTH HERTS WD3 3QJ	ORD 0.1P	4,000		
MR WILLIAM SAYWELL KILBOURN NEW CENTRAL GARAGE MILL ROAD HEMPNALL NORWICH NR15 2LP	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MRS CAROLINE KILWORTH 22 ROCHEFORT DRIVE ROCHFORD ESSEX SS4 1HT	ORD 0.1P DEF SHS 4.9	3,878 NIL	3,878	01-APR-03
MR GARRY DOUGLAS KILWORTH 17 HEDINGHAM PLACE RECTORY RD ROACHFORD ESSEX	ORD 0.1P DEF SHS 4.9	2,985 NIL	2,985	01-APR-03
MR GARY PETER KING 5 PARK MOUNT HARPENDEN HERTFORDSHIRE AL5 3AS	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR HAROLD ERIC KING 23 TRUMANS LANE LITTLE SUTTON ELLESMERE PORT SOUTH WIRRAL CH66 1HL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR IAN KING 103 LEEDS ROAD SHIPLEY WEST YORKSHIRE BD18 1DF	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
JOHN ABERCROMBY KING ESQ 36 WOODBURN CRESCENT ABERDEEN AB15 8JX	DEF SHS 4.9	NIL	10,000	01-APR-03
JOHN ABERCROMBY KING ESQ 36 WOODBURN CRESCENT ABERDEEN AB15 8JX	ORD 0.1P	10,000		
STEPHEN CHARLES KING ESQ C/O CHARLES STANLEY & CO LTD 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 219

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DR STEVEN ANDREW KING MIDDLE COTTAGE OFF OXENDON LANE ARTHINGWORTH MARKET HARBOROUGH LEICESTERSHIRE LE16 8LA	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS IRENE KIPLING 79 WESTGATE GUISELEY LEEDS LS20 8HH	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR ARTHUR PHILIP KIRKHAM 105 STRETFORD ROAD URMSTON MANCHESTER M41 9LW	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR GARY COLIN JAMES KIRKWOOD 12 NEWBATTLE GARDENS ESKBANK EDINBURGH EH22 3DR	ORD 0.1P	70,000		
MR ROBERT ANTHONY KIRLEW 61 CHURCH ROAD BEXLEYHEATH KENT DA7 4DL	ORD 0.1P	25,000		
MR RICHARD JAMES KITCHENER + MRS MARIA CARMEN KITCHENER 47 QUEENSWAY CASTLE DONINGTON DERBY DERBYSHIRE DE74 2XQ	ORD 0.1P	5,000		
MRS LYNDA KIVERSTEIN MEADOW COTTAGE WEST CHILTINGTON ROAD PULBOROUGH WEST SUSSEX RH20 2EE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS LYNDA DIANNE KIVERSTEIN MEADOW COTTAGE WEST CHILTINGTON ROAD PULBOROUGH WEST SUSSEX RH20 2EE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
GARY KNAPTON ESQ 9 BROOKSCROFT LINTEN GLADE SELSDON CROYDON CR0 9NA	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
CHRISTOPHER CLIVE KNEEBONE ESQ 376 TONBRIDGE ROAD MAIDSTONE KENT ME16 8TR	ORD 0.1P DEF SHS 4.9	30,000 NIL	10,000	01-APR-03
MRS CAROL ANN KNIBBS 13 NONESUCH CLOSE DORCHESTER DORSET DT1 2SW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   220

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PHIL KNIGHT 18 WADHURST CLOSE ST. LEONARDS-ON-SEA EAST SUSSEX TN37 7AZ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAVID JONATHAN KNIGHTS 23 PORTLAND ROAD RUGBY WARKS CV21 3RU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PETER ROBIN KNIPE + MRS DOREEN MARIE KNIPE 14 ROTTEN ROW DORCHESTER-ON-THAMES OXFRODSHIRE OX10 7LJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MISS FARAH JANE KOMPANI + MR. HASSAN KOMPANI 1 ROMANHURST GARDENS BROMLEY KENT BR2 0PA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
PHILIP KOSHY ESQ 15 PATHFIELD ROAD STREATHAM SW16 5NZ	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR HIMANSHU HIRALAL KOTAK 20 CRANLEIGH GARDENS HARROW MIDDX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
SUBHAS KOTECHA ESQ 23 RANKIN CLOSE THE HYDE LONDON NW9 6SR	ORD 0.1P DEF SHS 4.9	1,155 NIL	1,155	01-APR-03
DR MICHAEL KRASSO TEMPLE HOUSE 19 ARLINGTON GARDENS LONDON W4 4EZ	ORD 0.1P	5,000		
MR JAN KAZIMIERZ KROL 1 SOUTHWOOD GARDENS COOKHAM MAIDENHEAD BERKSHIRE SL6 9EB	ORD 0.1P DEF SHS 4.9	1,666 NIL	1,666	01-APR-03
PAUL JOHN KULAS ESQ 18 FOX CLOSE STROUD GLOS GL5 4UP	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DEAN KURLANDER 57 BEECHWOOD AVENUE LONDON N3 3BB	ORD 0.1P	10,000		
MR ROGER KURN 68 MIDDLE ST. BRIXHAM DEVON TQ5 8EJ	ORD 0.1P	7,000		

Date Sold

27-JUN-03
27-JUN-03
27-JUN-03
27-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
30-JUN-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
01-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03
02-JUL-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
SUSAN KURNEDZ 2 THE SQUARE RINGLEY CHASE MANCHESTER M45 7UL	ORD 0.1P DEF SHS 4.9	1,160 NIL	1,160	01-APR-03
MR DUNCAN JOHN HENRY LACEY WESTLODGE DUCKYLES SELSFIELD ROAD EAST GRINSTEAD WEST SUSSEX RH19 4LP	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR GRAHAM FRANCIS DEWAR LACEY 5 POPLAR COTTAGES BREWERS GREEN DISS NORFOLK IP22 5QR	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR RAYMOND OLIVER LACEY 16 BENETT DRIVE HOVE BN3 6UT	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
ROBERT MCLEOD LACEY ESQ 3 CLOCKHOUSE COURT 18 UPPER CARLISLE ROAD MEADS EASTBOURNE BN20 7TL	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
RAJESH LADHANI ESQ 6 REVIEW ROAD NEASDEN LONDON NW2 7BE	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
DR JUNE CHRISTINA WILLIS-LAKE FERNLEA MAIN ROAD LONGFIELD HILL LONGFIELD KENT DA3 7AS	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
PHILIP ROBERT LAKEY ESQ 5 LAUNCELYN CLOSE NORTH BADDESLEY SOUTHAMPTON HAMPSHIRE SO52 9NP	ORD 0.1P DEF SHS 4.9	1,666 NIL	1,666	01-APR-03
MR SOHAN LAL 38 PAGES LANE GREAT BARR BIRMINGHAM B43 6LP	ORD 0.1P	20,000		
UTTAM MODIRAM LALVANI ESQ 18 COLLEGE CRESCENT LONDON NW3 5LL	ORD 0.1P	35,000		
MRS GLENDA CHRISTINE LAMB 63 HAWKESBURY DRIVE FORDS FARM CALCOT READING RG3 5ZR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JOAN LAMB 135 THE LAMMAS MUNDFORD THETFORD NORFOLK IP26 5DS	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR DERRICK LAMBERT LTL ACCT 77 LONG LANE CHAPEL EN-LE FRITH HIGH PEAK SK23 0TA	ORD 0.1P DEF SHS 4.9	2,250 NIL	2,250	01-APR-03
MR MICHAEL JOHN LAMBERT 20 GREEN FINCH DRIVE MOULTON NORTHAMPTON NORTHAMPTONSHIRE NN3 7HX	ORD 0.1P	141,818		
MR SPENCER GRAHAM LAMBERT 20 GREEN FINCH DRIVE MOULTON NORTHAMPTON NORTHAMPTONSHIRE NN3 7HX	ORD 0.1P	9,510		
MRS TANYA SANYA LAMBERT HARTFORD, 20 GREEN FINCH DRIVE MOULTON NORTHAMPTON NORTHAMPTONSHIRE NN3 7HX	ORD 0.1P	87,950		
MR IAIN ROBERT LAMONT 13 WHITECRAIGS KINNESSWOOD KINROSS KY13 9JN	DEF SHS 4.9	NIL	16,000	01-APR-03
MR IAIN ROBERT L...... 13 WHITECRAIGS KINNESSWOOD KINROSS KY13 9JN	ORD 0.1P	22,500		
MR BRYON DAVID LANCASTER 10 ELSWORTHY ROAD LONDON NW3 3DJ	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR JOHN ROBERT TURNBULL LANCASTER 60 STONECLIFFE PARK PREBEND LANE WELTON LINCOLN LINCS LN2 3JT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS BEATRICE LANDUCCI HILLTOP 29 HILLSIDE AVENUE MELTON MOWBRAY LEICS LE13 0NJ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ADRIAN LANG MERRIWELL 13A ASH HILL ROAD TORQUAY TQ1 3JB	ORD 0.1P DEF SHS 4.9	723 NIL	723	01-APR-03
MR ANDREW ROBERT JAMES LANGTON THE HOMESTEAD EYTHROPE AYLESBURY BUCKINGHAMSHIRE HP18 0HT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR NAVEED LASI 7 VERNON DRIVE STANMORE MIDDX HA7 2BP	ORD 0.1P DEF SHS 4.9	4,830 NIL	4,830	01-APR-03
MR GRAHAM LATHAM + MRS IRENE LATHAM 24 HIGHFIELD ROAD SUTTON SURREY SM1 4JX	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
LAURENCE KEEN NOMINEES LIMITED CLIENT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	65,000	01-APR-03
LAURENCE KEEN NOMINEES LIMITED CLIENT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	46,000	65,000	27-JUN-03
LAURENCE KEEN NOMINEES LIMITED LKCERTB ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	8,000 8,000 10,000	23-JUN-03 02-JUL-03 29-JAN-04
LAURENCE KEEN NOMINEES LIMITED LKDEMAS ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	95,000	17-FEB-03
MR OMOTAYO LAWAL 94 THAMESBANK PLACE LONDON	ORD 0.1P DEF SHS 4.9	642 NIL	642	01-APR-03
REV GEOFFREY HYLAND LAWES COLLIERLEY VICARAGE NORTH ROAD ANNFIELD PLAIN STANLEY COUNTY DURHAM DH9 8QS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
GEOFF ALBERT LAWRENCE ESQ 6 DUKE PLACE SLOUGH SL1 3GW	ORD 0.1P	NIL	50,000	05-AUG-03

Run Date: 06-MAY-2004, 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   224

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SHEILA LAWRENCE TILE BARN SHENDISH HEMEL HEMPSTEAD HERTS HP3 0AA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR STEWART ERNEST LAWRENCE 5 CAITHNESS DRIVE LIVERPOOL MERSEYSIDE L23 0RG	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR WILLIAM HUW LAWRENCE LLANNERCH BRYN-Y-MOR ROAD ABERYSTWYTH SY23 2HX	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR DAVID MALCOLM LAWSON 3 GARDEN CITY VILLAS MILL LANE BRADVILLE MILTON KEYNES MK13 7JH	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR PETER G LAWSON SCOTTON OLD HALL MAIN STREET SCOTTON KNARESBOROUGH NORTH YORKSHIRE HG5 9HY	ORD 0.1P DEF SHS 4.9	NIL NIL	101,117 100,000 1,117	12-JUN-03 01-APR-03 01-APR-03
MR KEITH HAROLD LAYN 119 ELY ROAD LITTLEPORT ELY CAMBRIDGESHIRE CB6 1HJ	ORD 0.1P DEF SHS 4.9	9,375 NIL	9,375	01-APR-03
LBL FINANCIAL SERVICES LIMITED 46 BRAMBLES ENTERPRISE CENTER 9 WATERBERRY DRIVE HAMPSHIRE PO7 7TH	ORD 0.1P	NIL	20,000	13-MAR-03
MR DAVID BRIAN LE CLERCQ LOAN OAK 18 WOODCOCKS CRESCENT CASTLECLEAN BOURNEMOUTH BH7 7JW	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR JEREMY RICHARD LE SUEUR + MRS VIRGINIA ANNE LE SUEUR 106 STANFORD AVENUE BRIGHTON EAST SUSSEX BN1 6FF	ORD 0.1P	NIL	5,246	30-OCT-03
JOHN PAUL LEADBEATER ESQ 1 RUTH STREET CROSS ROADS KEIGHLEY BD22 9DN	ORD 0.1P	200,000		
MR LEE ANDREW LEARY 87 KEYES ROAD DARTFORD KENT DA1 5EW	ORD 0.1P DEF SHS 4.9	745 NIL	745	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS JULIE MICHELLE LEATHERS 8 SUNNYSIDE BERGH APTON NORWICH NORFOLK NE15 1DD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RAYMOND DAVID GEORGE LEATHERS 26 WREN CRESCENT POOLE DORSET BH12 1LD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR BERNARD LEBRECHT 13 BROOMLANE SALFORD 7 M7 4EQ	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MRS TERESA REGINA LEDWARD 136 EBURY ST. LONDON SW1W 9QQ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR BRIAN LEE HIGHWOOD DUDDENHOE ROAD SAFFRON WALDEN ESSEX CB11 4QT	ORD 0.1P	100,000		
MR DAVID LEE 9 THE MEADOWS GONGAR LANE ASHTON CHESTER CHESHIRE CH3 8BY	ORD 0.1P	NIL	14,632	10-FEB-04
MRS DENISE ANNE LEE 22 PENDLEBURY DRIVE DEEPING ST. JAMES PETERBOROUGH PE6 8QF	ORD 0.1P DEF SHS 4.9	1,081 NIL	1,081	01-APR-03
SCOTT LEE ESQ + COLIN BUSHELL ESQ. 12 COACH ROAD ACRISE FOLKESTONE KENT CT18 8LS	ORD 0.1P DEF SHS 4.9	6,530 NIL	6,530	01-APR-03
MR STANLEY LEE 14 COLLEGE FARM DRIVE BIRMINGHAM B23 5YE	ORD 0.1P	5,000		
DR STAN MAN CHEUNG LEE 18 BLENHEIM DRIVE RUSTINGTON WEST SUSSEX BN16 3SN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR STEVEN LEE 2 HALL CLOSE LITTLE PAXTON ST NEOTS CAMBS PE19 6QS	ORD 0.1P DEF SHS 4.9	1,315 NIL	1,315	01-APR-03
MISS SUZANNE LEE 12 CORNSTALL BUILDINGS ST LEONARDS STREET STAMFORD LINCS PE9 2HW	ORD 0.1P DEF SHS 4.9	1,438 NIL	1,438	01-APR-03

e Sold

-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS MARY LEECH 60 TYLDESLEY ROAD BLACKPOOL FY1 5DF	ORD 0.1P DEF SHS 4.9	2.000 NIL	2,000	01-APR-03
MR COLIN SPENCER LEES 8 ASHURST ASHLEY AVENUE EPSOM KT18 5BL	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MRS SUSAN DONNA MARGARET LEES FLAT 6 EDGEMOUNT HOUSE GRAFTON ROAD TORQUAY DEVON TQ1 1QJ	ORD 0.1P DEF SHS 4.9	857 NIL	857	01-APR-03
LEGAL & GENERAL ASSURANCE SOCIETY LTD T567 ACCT + MR ALAN McGAHAN + MR DAVID LITCHFIELD SSAS DEPARTMENT LEGAL AND GENERAL HOUSE KINGSWOOD SURREY KT20 6EU	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR MARTIN WILLIAM LEGOOD 26 WHITE HORSE AVENUE HALSTEAD ESSEX CO9 1AH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR TIMOTHY JAMES LEGOOD QUARRYLANDS LITTLE JOHNS CROSS HILL EXETER EX2 9PJ	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR DEREK LEIVERS BASSETTS OAST MAIDSTONE ROAD HADLOW KENT TN11 0HP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS CAROLE LEMPRIERE CLOVER CLIFF SIXTY TWO HIGHER LANE LANGLAND SWANSEA WEST GLAMORGAN SA3 4PD	ORD 0.1P	NIL	35,776	20-OCT-03
WILLIAM MURDOCH LENNOX ESQ 26 HATHERLEY COURT ROAD CHELTENHAM GLOUCESTER GL51 5AG	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JUZAILY FEKRY LEONG 14 FLORA STREET CATHAYS CF24 4EP	ORD 0.1P	NIL	10,000	30-JUL-03
EXORS OF JOHN STUART LEPPINGTON DECEASED + MR SIMON CHARLES LEPPINGTON + MR RICHARD STUART LEPPINGTON 47 MILESTONE COURT LIME TREE AVENUE TETTENHALL WOOD WOLVERHAMPTON WV6 8HB	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000 20,000	30-JUL-03 30-JUL-03 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RICHARD STUART LEPPINGTON WESTON HOUSE FARM COTTAGE WESTON LANE STANDON STAFFORDSHIRE ST21 6RF	ORD 0.1P	10,000		
MR SIMON CHARLES LEPPINGTON 47 MILESTONE COURT LIME TREE AVENUE WOLVERHAMPTON WEST MIDLANDS WV6 8HB	ORD 0.1P	10,000		
MR JASON CARL LEWCZENKO 19 SQUARE HOUSE SQUARE LANE BURSCOUGH ORMSKIRK LANCASHIRE L40 7RG	ORD 0.1P	3,652		
MR DAVID LEWIS 42 LEATHERHEAD ROAD ASHTEAD SURREY KT21 2SY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS JACQUELINE LEWIS 44 BRITWAY ROAD DINAS POWYS VALE OF GLAMORGAN CF64 4AT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MISS JOANNA LEWIS 40A MOUNTFIELD ROAD LONDON N3 3NE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS MAIR LEWIS 28 ABERFFRWD ROAD MOUNTAIN ASH MID GLAMORGAN CF45 4AT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR STEVEN LEWIS CANTOR FITZGERALD EURO STIRLING DESK 4TH FLOOR 1 AMERICA SQUARE LONDON EC3N 2LT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JOHN LEWSEY 50 SANDY WAY WALTON ON THAMES SURREY KT12 1BN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
SIR MICHAEL GILLAM LICKISS OLD VICARAGE DRAYTON SOMERSET TA10 0JX	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
IAN RALPH LIGHTFOOT ESQ 10 TOWN BANK TERRACE ULVERSTON CUMBRIA LA12 7DS	ORD 0.1P	25,000		

212

e Sold

OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
NOV-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
DEC-03
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KENNETH ARTHUR LILLEY 22 LYNMOUTH DRIVE ILKESTON DERBYS DE7 9HN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
STEPHEN GEORGE LILLEY ESQ 28 WINDY HILL LANE MARSKE BY THE SEA REDCAR CLEVELAND TS11 7BN	ORD 0.1P DEF SHS 4.9	2,200 NIL	2,200	01-APR-03
NIGEL ANDREW LILLYMAN ESQ 28 MARLBOROUGH CRESCENT MONTREAL PARK SEVENOAKS TN13 2HP	ORD 0.1P	NIL	50,000	06-FEB-04
MISS PAU CHEE LIM 10 HARTLAND CLOSE WINCHMORE HILL LONDON N21 1BG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS CLAUDIA O'HAYON LINDENBERGEN 120C SUNNYFIELD ROAD HENDON LONDON NW4 4RE	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR COLIN LINDLEY 24 BAMBROOK CLOSE DESFORD LEICESTER LE9 9FY	ORD 0.1P DEF SHS 4.9	5,052 NIL	5,052	01-APR-03
MR ALAN EDWARD LINES 17 ALDERSON DRIVE STRETON BUTON UPON TRENT DE13 0QQ	ORD 0.1P	NIL	32,753	30-JUL-03
MRS CECILIA ANN LITTLE 16A GRANGE ROAD EASTBOURNE EAST SUSSEX BN21 4HJ	ORD 0.1P DEF SHS 4.9	312 NIL	312	01-APR-03
MR ANTHONY JOHN LIVINGSTONE OLD QUARY CONGLETON EDGE CONGLETON CHESHIRE CW12 3NB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
DAVID BRIAN LLOYD ESQ + MRS SIONED MAIR LLOYD BRYN MEIJI LLANFOR BALA GWYNEDD LL23 7DJ	ORD 0.1P DEF SHS 4.9	5,315 NIL	5,315	01-APR-03
PHILIP PETER SHAW-LLOYD ESQ THE WHITE COTTAGE LONDON ROAD BRACKNELL BERKSHIRE RG12 9FN	ORD 0.1P	7,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
LLOYDS BANK NOMINEES LIMITED	48 CHISWELL STREET LONDON EC1Y 4XX	DEF SHS 4.9	NIL	173,769	01-APR-03
LLOYDS BANK NOMINEES LIMITED	48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	1,505,991		
				1,063	28-MAR-03
				59,204	24-JUN-03
				50,000	26-JUN-03
				50,000	26-JUN-03
				10,000	01-JUL-03
				35,848	01-JUL-03
				35,848	01-JUL-03
				150,000	11-JUL-03
				100,000	25-JUL-03
				50,000	02-OCT-03
				164,705	06-OCT-03
				40,000	21-JAN-04
				1,000	04-FEB-04
				50,000	09-FEB-04
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED CLRNOMB ACCT	48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	NIL		
				20,000	17-APR-03
				50,000	05-JUN-03
				50,000	18-JUN-03
				164,705	19-JUN-03
				59,204	19-JUN-03
				12,000	20-JUN-03
				2,000	23-JUN-03
				47,483	23-JUN-03
				50,000	26-JUN-03
				50,000	26-JUN-03
				35,848	01-JUL-03
				20,000	01-JUL-03
				35,848	01-JUL-03
				150,000	15-JUL-03
				100,000	15-JUL-03
				50,000	21-JUL-03
				9,539	04-AUG-03
				50,000	15-AUG-03
				32,267	14-OCT-03
				100,000	23-OCT-03
				100,000	07-JAN-04
				20,000	14-JAN-04
				100,000	19-JAN-04
				50,000	19-JAN-04
				7,500	21-JAN-04
				14,285	23-JAN-04
				100,000	27-JAN-04
				50,000	30-JAN-04
				50,000	04-FEB-04
				50,000	06-FEB-04
				50,000	09-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
LLOYDS BANK STOCKBROKERS CLIENT 48 CHISWELL STREET LONDON EC1Y 4XX NOMINEES LIMITED CLRNOMS ACCT	ORD 0.1P	NIL	59,204	24-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			10,000	01-JUL-03
			35,848	01-JUL-03
			35,848	01-JUL-03
			150,000	11-JUL-03
			100,000	25-JUL-03
			20,000	12-AUG-03
			75,000	01-SEP-03
			50,000	02-OCT-03
			164,705	06-OCT-03
			40,000	21-JAN-04
			1,000	04-FEB-04
			50,000	09-FEB-04
LLOYDS BANK STOCKBROKERS CLIENT 48 CHISWELL STREET LONDON EC1Y 4XX NOMINEES LIMITED PAPERIN ACCT	ORD 0.1P	50,000	80,845	20-JUN-03
			46,685	07-JUL-03
			200,000	08-JUL-03
			115,340	10-JUL-03
			88,266	17-SEP-03
			35,278	06-OCT-03
			35,000	13-OCT-03
			50,000	13-OCT-03
			214,527	10-DEC-03
LLOYDS BANK STOCKBROKERS CLIENT 48 CHISWELL STREET LONDON EC1Y 4XX NOMINEES LIMITED EXTERNAL ACCT	ORD 0.1P	NIL	18,000	14-FEB-03
LLOYDS BANK STOCKBROKERS CLIENT 48 CHISWELL STREET LONDON EC1Y 4XX NOMINEES LIMITED PAPEROUT ACCT	ORD 0.1P	NIL	66,666	19-MAY-03
			80,845	20-JUN-03
			80,000	01-JUL-03
			20,000	03-JUL-03
			11,122	04-JUL-03
			2,500	04-JUL-03
			100,000	04-JUL-03
			25,000	07-JUL-03
			5,000	07-JUL-03
			46,685	08-JUL-03
			25,000	08-JUL-03
			13,411	08-JUL-03
			200,000	08-JUL-03
			2,917	09-JUL-03
			10,000	09-JUL-03
			20,000	09-JUL-03
			5,000	10-JUL-03
			88,266	10-JUL-03
			115,340	10-JUL-03
			25,000	14-JUL-03
			30,000	17-JUL-03
			10,385	21-JUL-03
			50,000	23-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			35,278	23-JUL-03
			7,275	24-JUL-03
			43,573	25-JUL-03
			20,000	05-AUG-03
			150,000	06-AUG-03
			14,705	06-AUG-03
			2,941	11-AUG-03
			50,000	14-AUG-03
			20,000	28-AUG-03
			32,669	04-SEP-03
			50,000	10-SEP-03
			35,000	16-SEP-03
			34,040	02-OCT-03
			10,273	07-OCT-03
			20,512	17-OCT-03
			50,000	29-OCT-03
			75,000	30-OCT-03
			214,527	03-NOV-03
			15,000	04-NOV-03
			73,992	15-DEC-03
			71,030	02-JAN-04
			175,000	05-JAN-04
			36,034	06-JAN-04
			50,000	07-JAN-04
			27,718	02-FEB-04
			80,000	03-FEB-04
			50,000	03-FEB-04
			30,000	03-FEB-04
			32,269	03-FEB-04
			41,933	03-FEB-04
			10,125	05-FEB-04
			2,713	05-FEB-04
			27,397	06-FEB-04
			9,000	09-FEB-04
			10,000	10-FEB-04
			42,871	11-FEB-04
			1,500	11-FEB-04
			2,000	11-FEB-04
MR PAUL ANTHONY LOBB	ORD 0.1P	3,500		
HILLBROW	DEF SHS 4.9	NIL	3,500	01-APR-03
UPTON MANOR ROAD				
BRIXHAM				
DEVON TQ5 9QZ				
MR KENNETH LOCK	ORD 0.1P	25,000		
DOWN FARM	DEF SHS 4.9	NIL	25,000	01-APR-03
MELLS				
FROME				
SOMERSET BA11 2RS				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BRIAN LOCKHART ESQ 8 CARNBANE GARDENS NEWRY COUNTY DOWN BT35 6QB	ORD 0.1P	64,516		
MR JOHN RICHARD LOFTY IVY DENE 8 SCHOOL ROAD LT MELTON NORWICH NORFOLK NR9 3NL	ORD 0.1P	1,000,000	30,000 15,000 15,000 40,000 25,000 25,000 50,000 50,000 100,000 150,000	10-MAR-03 13-MAR-03 13-MAR-03 18-MAR-03 18-MAR-03 18-MAR-03 19-MAR-03 09-APR-03 24-JUN-03 01-APR-03
	DEF SHS 4.9	NIL		
MR GEORGE LOGAN FAIRFIELD CROWBOROUGH HILL CROWBOROUGH EAST SUSSEX TN6 2EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
LONDON WALL NOMINEES LIMITED GO6804 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	75,000		
LONDON WALL NOMINEES LIMITED LO6415 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	5,000	15,000	28-JUL-03
LONDON WALL NOMINEES LIMITED LO7521 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	NIL	305,000	15-JAN-04
MRS MARJORIE ALICE LONG 29 JERNINGHAM ROAD NORWICH NORFOLK NR5 ORG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
THOMAS ROBERT WILLIAM LONGMORE ESQ GOFTS HILL BYWORTH PETWORTH WEST SUSSEX GU28 OHW	DEF SHS 4.9	NIL	100,000	01-APR-03
THOMAS ROBERT WILLIAM LONGMORE ESQ GOFTS HILL BYWORTH PETWORTH WEST SUSSEX GU28 OHW	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SHEILA CLAIRE LONGO	1 MILL GRANGE RIDING MILL NORTHUMBERLAND NE44 6JE	ORD 0.1P DEF SHS 4.9	715 NIL	715	01-APR-03
MRS DIANE LONGWORTH	91 GORES LANE FORMBY MERSEYSIDE L37 7DE	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR DAVID WILLIAM LORD + MR JON DAVID LORD	40 HOSPITAL ROAD BROMLEY CROSS BOLTON BL7 9LP	ORD 0.1P DEF SHS 4.9	3,300 NIL	3,300	01-APR-03
MR ZAHIR MAHOMED LORGAT	29 FOUNTAINS AVENUE BATLEY W YORKSHIRE WF17 7ES	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS SANDRA LORRAINE	93 THE LINDENS LOUGHTON ESSEX IG10 3HT	ORD 0.1P DEF SHS 4.9	12,740 NIL	12,740	01-APR-03
MRS GEORGINA IRIS LOTT	207 ALMNERS ROAD LYNE CHERTSEY SURREY KT16 0BL	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MR NORMAN LOTT	ST ANNS LODGE RUXBURY ROAD CHERTSEY SURREY KT16 9NH	ORD 0.1P DEF SHS 4.9	32,000 NIL	32,000	01-APR-03
MR NORMAN LOTT	8 BAKER STREET LONDON W1U 3LL	DEF SHS 4.9	108,121,391		
MR RICHARD ALEXANDER LOUGH	9 WINDSLOW HEIGHTS CARRICKFERGUS IRISH REPUBLIC BT38 9AT	ORD 0.1P DEF SHS 4.9	22,270 NIL	22,270	01-APR-03
+ MRS MARY LORETTA LOUGH	9 WINDSLOW HEIGHTS CARRICKFERGUS BT38 9AT				
DR JAMES RICHARD LOVELY	FLAT NO 7 65 LONGRIDGE ROAD LONDON SW5 9SG	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS LESLEY LOW	11 EAST ABBEY STREET ARBROATH DD11 1EN	ORD 0.1P DEF SHS 4.9	2,475 NIL	2,475	01-APR-03
MR DARREN JOHN LOWE	CORNERSTONES 6 COURT WALK BETLEY CREWE CW3 9DP	ORD 0.1P DEF SHS 4.9	7,168 NIL	7,168	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RICHARD GILBERT LOWER REASON HILL OAST WESTERHILL ROAD COXHEATH KENT ME17 4BT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR GRAHAM EDMUND LOWES + MRS BRENDA LOWES 24 KING HAROLD ROAD COLCHESTER ESSEX CO3 4SB	ORD 0.1P	9,000		
MRS GENEVIEVE LOWINGS 10340 NW 20TH COURT SUNRISE FLORIDA 33322 USA	ORD 0.1P DEF SHS 4.9	955 NIL	955	01-APR-03
MR SZE-CHING LU 113 ST JAMES ROAD SUTTON SURREY SM1 2TJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR D LUCAS CASSIS MALADERIE ROAD ST SAMPSONS GUERNSEY CHANNEL ISLANDS	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS DANA MARGARET LUCAS JF ACCT 72 RAVENSWORTH GARDENS CAMBRIDGE CAMBS CB1 2XN	ORD 0.1P DEF SHS 4.9	295 NIL	295	01-APR-03
ANTHONY LUCCHESI ESQ 770 HERTFORD ROAD ENFIELD EN3 6PT	ORD 0.1P	NIL	12,000	10-JUL-03
MR ANDREW PETER CAMBELL LUDFORD 2 ABBEY AVENUE KIRKSTALL LEEDS LS5 3DH	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MARTIN EDWARD LUDWELL ESQ NORMONTON COTTAGE WITTLE BRIDGE GOOLE DN14 0HP	ORD 0.1P	10,500		
MR GRAHAME LUKER 5 WANSBECK ROAD KEYNSHAM BRISTOL BS31 1QJ	ORD 0.1P	25,000		
MR DEREK GORDON LUMB WEST LEA 5 SCHOOL LANE DRONFIELD DERBYSHIRE S18 1RY	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS BARBARA LYNN	ROSEBANK STATION ROAD WAKES COLNE COLCHESTER ESSEX CO6 2DS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DEREK GRAHAM LYON + MRS BERYL ANNE LYON	7 BRIDGEWATER MEWS PANDY WREXHAM CLWYD LL12 8EQ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR SIMON GRAHAM LYON + MRS JANE LYON	SUNNYSIDE 121 WREXHAM ROAD WHITCHURCH SHROPSHIRE SY13 1JF	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR MARTIN JOHN LYONS	155 LEACHES LANE MANCOT FLINTSHIRE CH5 2BL	ORD 0.1P	3,000		
MR IAN PORTER MABBUTT	66 WIMBLEDON PARK ROAD LONDON SW18 5SH	ORD 0.1P DEF SHS 4.?	5,000 NIL	5,000	01-APR-03
MR DONALD MACCLEOD	17 BEEHEAD DRIVE CARNOUTSTIE TAYSIDE DD7 7SX	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
COLIN MACDONALD ESQ	18 WINDSOR ROAD RENFREW PA4 0SS	ORD 0.1P DEF SHS 4.9	690 NIL	690	01-APR-03
MR DONALD MACGREGOR	1 BREADALBANE MEWS OBAN ARGYLL PA34 5PD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
GEORGE WILLIAM SUTHERLAND HAMILTON MACGREGOR ESQ	28 LANKSPUR BEACON LOUGH EAST GATESHEAD TYNE & WEAR NE9 6SA	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ROBIN GEORGE MACINTOSH	5 MEADOWFIELD AVENUE EDINBURGH EH8 7NH	ORD 0.1P	NIL	3,838	23-JAN-04
CLAIRE MACKENZIE	C/O BANK OF SCOTLAND 1 QUEEN GARDENS ST ANDREWS FIFE KY16 9TD	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801.V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR TONY MACKEY	9 SEAFORT AVENUE SANDYMOUNT DUBLIN 4 IRISH REPUBLIC	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MRS MARGARET SANDERSON MACKINTOSH	HOLLIES ORCHARD 12 CASTLEROY ROAD BROUGHTY FERRY DUNDEE DD5 2LQ	ORD 0.1P	5,000		
JOHN MITCHELL MACLAURIN ESQ	GARDEN COTTAGE EDENCHIP LOCHEARNHEAD FK19 8NT	ORD 0.1P	100,000		
MR ANGUS MACNEIL	9 TO 10 EAST TRINITY ROAD EDINBURGH MIDLOTHIAN EH5 3PY	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR JOHN MACPHERSON	18 BRODAWEL LLANNON LLANELLI DYFED SA14 8BJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
JOHN DAVID VICTOR MACPHERSON ESQ	1 HOLLY PLACE CRIEFF PERTHSHIRE PH7 3EP	ORD 0.1P	50,000		
MACQUARIE INVESTMENT MANAGEMENT LIMITED	LEVEL 10 9 HUNTER STREET SYDNEY NEW SOUTH WALES 2000 AUSTRALIA	ORD 0.1P	NIL	100,000	13-MAR-03
MR ATILA TUNCAY MADAKBAS	15 STONEBRIDGE FIELD ETON BERKSHIRE SL4 6PS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR KEITH MADDEN	14 BOURNEHALL ROAD BUSHEY WATFORD HERTFORDSHIRE WD2 3EH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR LIAQAT MAHATE + MRS SAKIENA MAHATE	40 CRANTOCK ROAD PERRY BARR BIRMINGHAM WEST MIDLANDS B42 1RP	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DHARMINDER SINGH MAHAY 9 WILTON ROAD HOUNSLOW TW4 7LP	ORD 0.1P DEF SHS 4.9	1,113 NIL	1,113	01-APR-03
MRS ALISON MAISIE MAHE + ALBERT GORDON MAHE ESQ THE BLESSINGS ST PETERS VALLEY ST LAWRENCE JERSEY CHANNEL ISLANDS JE3 1EZ	ORD 0.1P DEF SHS 4.9	5,800 NIL	5,800	01-APR-03
MISS DHANA MAHENDRAN 107 DRAKE ROAD HARROW MIDDLESEX HA2 9DZ	ORD 0.1P	2,917		
MR GIBREEL MAHMOOD 7 AUDEN GROVE FENHAM NEWCASTLE TYNE & WEAR NE4 9HJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
JOHN MAHONEY ESQ 2 LANRICK GARDENS RUGELEY STAFFS WS15 2XX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS MADELINE NORA MAHONEY 2 LANRICK GARDENS RUGELEY STAFFS WS15 2XX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN MAIDEN FLAT 2 28 UNDERHILL ROAD EAST DULWICH LONDON SE22 0AH	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	16-APR-03 01-APR-03
MARK MAIDMENT ESQ 27 PRIMROSE ROAD HERSHAM WALTON-ON-THAMES SURREY KT12 5JD	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR REX MAIDMENT THRUMS GUILDFORD ROAD SHAMLEY GREEN SURREY GU5 0RT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
SUNIL KUMAR MAINI ESQ 3 WILSFORD CLOSE LOWER EARLEY READING BERKSHIRE RG6 4BP	ORD 0.1P	9,612		
MR SUNIL KUMAR MAINI + MRS RANOO BALA MAINI 3 WILSFORD CLOSE LOWER EARLEY READING RG6 4BP	ORD 0.1P	29,927		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 238

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JACQUELINE ANN MAIRS 62 HONEYSUCKLE LANE JAMESTOWN ALEXANDRIA DUNBARTONSHIRE G83 8PL	ORD 0.1P DEF SHS 4.9	2,325 NIL	2,325	01-APR-03
MR JAMES RICHARD MAITLAND 96 HALLAM GRANGE CRESCENT SHEFFIELD S10 4BD	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR AHMAD ABBASI-MAJOUMARD 56 LASCELLES DRIVE PONTPRENNAU CARDIFF SOUTH GLAMORGAN CF23 8NZ	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR RANGARIRAI CUTHBERT MAKANDA + MRS MARGARET BRAY MAKANDA 21 WOODBERRY CRESCENT LONDON N10 1PJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
GERALD PATRICK MALONEY ESQ + MRS CHERYL MAUREEN MALONEY 3 BISHOPS AVENUE ELSTREE BOREHAMWOOD HERTFORDSHIRE WD6 3LZ	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR YING CHAU MAN 80 OAKLEIGH ROAD SOUTH NEW SOUTHGATE LONDON N11 1LA	ORD 0.1P	50,000	50,000	04-SEP-03
MR ALFRED JOSEPH MANCINI 11 THE RIDGEWAY WATFORD HERTFORDSHIRE WD1 3TW	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JOHN BERTRAM SILVESTER MANLEY ESQ WHITE LODGE NACKINGTON ROAD CANTERBURY KENT CT4 7AY	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ROBERT MANN 14 OTWAY COURT GRANVILLE ROAD LONDON N4 4JD	ORD 0.1P DEF SHS 4.9	8,525 NIL	8,525	01-APR-03
MR PAUL VENTURER MANNIE FAIRLAWN 40 HARVEST ROAD DENMEAD WATERLOOVILLE HAMPSHIRE PO7 6LL	ORD 0.1P	NIL	50,000 50,722	22-AUG-03 06-JAN-04
DAVID JOHN MANNING ESQ 50 LULLINGSTONE AVENUE SWANLEY KENT BR8 7JW	ORD 0.1P	2,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt.Sold	Date Sold
PERCY MANNING ESQ	23 THE LAURELS 1 HOMEFIELD ROAD BROMLEY KENT BR1 3LA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ROBERT MANSELL ESQ	LINNYSHAW 38 PENDLE GARDENS CULCHETH WARRINGTON CHESHIRE WA3 4LU	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
MRS RACHEL MARY MANSFIELD	10 GANTON CLOSE NOTTINGHAM NOTTINGHAMSHIRE NG3 3ET	ORD 0.1P DEF SHS 4.9	759 NIL	759	01-APR-03
JOHN MANTE ESQ	3 MOOR LANE SOUTH CLIFTON NEWARK NOTTINGHAMSHIRE NG23 7AN	ORD 0.1P	10,385		
DR GODFREY MANUEL + MRS SOMA MANUEL	52 HEATH PARK AVENUE CARDIFF CF14 3RH	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ROMAN MANUSZEWSKI	16 WOODEDGE CLOSE NORTH CHINGFORD LONDON E4 6BB	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR ANTONIO MARCANTUONI	14 ELMSTONE GARDENS MARGATE KENT CT9 3HA	ORD 0.1P	100,000		
MS AMANDA JULIET MARKHAM	30 UPPER ADDISON GARDENS LONDON W14 8AJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR DAVID JOHN MARKS	CWM FARM PENTRE CWRT LLANDYSUL DYFED SA44 5DA	ORD 0.1P	NIL	100,000	27-JAN-04
MR PHILIP MARLOW	FIELD COTTAGE PRIORSFIELD ROAD GODALMING SURREY UK GU7 2RG	DEF SHS 4.9	NIL	1,000	01-APR-03
MR PHILIP MARLOW	FIELD COTTAGE PRIORSFIELD ROAD GODALMING SURREY UK GU7 2RG	ORD 0.1P	1,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004   Page 240

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS CAROLYN MARY MARRIOTT 28 DORNDEN DRIVE LANGTON GREEN KENT TN3 0AB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR HARRY WILLIAM MARSHALL 8 SMITHAY MEADOWS CHRISTOW EXETER DEVON EX6 7LU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JOHN HOWARD MARSHALL ESQ 6 CROSSLEY TERRACE PALMERSVILLE NEWCASTLE UPON TYNE NE12 9FP	ORD 0.1P DEF SHS 4.9	700 NIL	700	01-APR-03
MR KENNETH CHARLES MARSHALL 65 BURPHAM LANE BURPHAM GUILDFORD GU4 7LX	ORD 0.1P	70,000		
MR RICHARD MARSHALL 406 STAMFORDHAM ROAD WESTERHOPE NEWCASTLE UPON TYNE TYNE & WEAR NE5 5HH	ORD 0.1P	2,000		
MRS VALERIE MARGARET MARSHALL 2 FARNABY DRIVE SEVENOAKS KENT TN13	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	23-JUN-03 01-APR-03
MRS ALLEGRA JANE MARTIN 4 ATALANTA STREET LONDON SW6 6TR	ORD 0.1P DEF SHS 4.9	1,007 NIL	1,007	01-APR-03
MRS BETTY IRENE MARTIN LITTLE LODGE 4 FAIRFIELD CHASE BEXHILL ON SEA E SUSSEX TN39 3YD	ORD 0.1P	3,000		
MR DAVID ROBERT MARTIN 17 WESTERTON DRIVE BRIDGE OF ALLAN STIRLINGSHIRE FK9 4AX	ORD 0.1P	171,253		
GEORGE WILLIAM MARTIN ESQ + MRS SHIELA EILEEN MARTIN 59 MAENAN ROAD LLANDUDNO GWYNEDD LL30 1NQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JAMES EDGAR ALBERT MARTIN 1 HEATHER DRIVE THATCHAM BERKSHIRE RG18 4BU	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JOHN LESLIE ELLIS MARTIN SINGING WELLS COCKERMOUTH CUMBRIA CA13 0SL	ORD 0.1P DEF SHS 4.9	440 NIL	440	01-APR-03
+ MRS MICHELLE MARTIN SINGING WELLS				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
MR STEPHEN MARTIN	OPD 0.1P	NIL	46,182	01-AUG-03
COCKERMOUTH				
CUMBRIA CA13 0SL				
MR THEODORE ISLAY RICHARD MASON	ORD 0.1P	NIL	2,063	16-DEC-03
46 SUNMEAD ROAD	DEF SHS 4.9	NIL	2,063	01-APR-03
LOWER SUNBURY				
MIDDLESEX TW16 6PE				
MR JOSEPH MATTHEW MASSARA	ORD 0.1P	2,300	2,300	01 APR 03
37 ST JOHNS ROAD	DEF SHS 4.9	NIL		
CLIFTON				
BRISTOL BS8 2HD				
MR PAUL JOSEPH MASSARA	ORD 0.1P	2,300	2,500	01-APR-03
155 ALBURY DRIVE	DEF SHS 4.9	NIL		
PINNER				
MIDDX HA5 3RH				
MRS STELLA MARIA MASSEY	ORD 0.1P	6,000	6,000	01-APR-03
49 LILLIESHALL ROAD	DEF SHS 4.9	NIL		
CLAPHAM				
LONDON SW4 0LW				
MR GEOFFREY SCOTT MASTON	ORD 0.1P	2,010	2,010	01 APR 03
DOVER COTTAGES	DEF SHS 4.9	NIL		
HALIFAX ROAD				
CHARLESTOWN				
HEBDEN BRIDGE HX7 6PW				
MR DAVID HILARY MATTES	ORD 0.1P	5,000	5,000	01-APR-03
53 STATION ROAD	DEF SHS 4.9	NIL		
PERSHORE				
WORCESTERSHIRE WR10 1PE				
MRS BRENDA ELIZABETH MATTHEWS	ORD 0.1P	14,000	14,000	01-APR-03
3 ULLSWATER ROAD	DEF SHS 4.9	NIL		
LONDON SW13 9PL				
MR RODERICK STANLEY JOHN MATTOCK	OPD 0.1P	2,500	2,500	01-APR-03
IVY HOUSE	DEF SHS 4.9	NIL		
SPIRTMILL				
CALNE				
WILTS SN11 9HW				
JOHN EDGAR MAXTED ESQ	ORD 0.1P	1,125	1,125	01-APR-03
45 HOWARD ROAD	DEF SHS 4.9	NIL		
PLYMSTOCK				
PLYMOUTH PL9 7EP				
PAUL NELSON MAYES ESQ	ORD 0.1P	20,714	20,714	01-APR-03
HEREFORD OAST	DEF SHS 4.9	NIL		
BELL LANE				
SMARDEN				
NR ASHFORD KENT TN27 8PA				
HALF ACRES				
WALPOLE AVENUE				
CHIPSTEAD				
SURREY CR5 3PP				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KEN MCALLEN 1 DERRYSWOOD HOUSE WONERSH SURREY	ORD 0.1P DEF SHS 4.9	2,000 Nil	2,000	01-APR-03
DAVID ALEXANDER MCALLISTER ESQ 26 ETON ROAD DATCHET SLOUGH SL3 9AY	ORD 0.1P DEF SHS 4.9	2,529 Nil	2,529	01-APR-03
MR NORMAN MCAUGHTRIE + MRS JANETTE MCAUGHTRIE 1 SOUTH HAMILTON PLACE KILMARNOCK AYRSHIRE SCOTLAND KA1 2DU	ORD 0.1P DEF SHS 4.9	750 Nil	750	01-APR-03
MRS JANET MCBRIEN 19 THE GORSEWAY BEXHILL ON SEA EAST SUSSEX TN39 4PP	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
ANTHONY VIVIEN JOHN MCCAFFERTY ESQ 14 WOODLANDS ROAD CHARING CROSS GLASGOW G3 6UR	ORD 0.1P DEF SHS 4.9	20,000 Nil	20,000	01-APR-03
MR ALEXANDER ROBERT GRANT MCCALUM 130 MARLBOROUGH AVENUE HULL E YORKS HU5 3JX	ORD 0.1P DEF SHS 4.9	500 Nil	500	01-APR-03
MR DAVID STUART MCCARTHY 49 WENALLT ROAD ABERDARE MID GLAMORGAN CF44 0RT	ORD 0.1P	10,000		
MR ANTHONY VIVIEN JOHN MCCLAFFERTY FLAT 2/2 14 WOODLANDS ROAD CHARING CROSS GLASGOW G3 6UR	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
MR DEREK GORDON MCCLEAN C/O 3 GLENAAN PARK BANGOR BT20 4SN	ORD 0.1P	27,850		
MR ROBERT NOEL MCCONACHIE + MRS EVELYN MCCONACHIE THE RECTORY 72 THE STREET MEREWORTH MAIDSTONE KENT ME18 5NA	ORD 0.1P DEF SHS 4.9	2,717 Nil	2,717	01-APR-03
MR THOMAS NATHANIEL MCCORD SLEMISH HOUSE 28 BROUGHSHANE ROAD BALLYMENA COUNTY ANTRIM BT43 7DX	ORD 0.1P	20,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR BARRY SHAUN MCCORKELL	68 GIRDWOOD ROAD LONDON SW18 5QT	ORD 0.1P	20,000		
MR COLUM MCCORMACK	55 MORNINGTON ROAD WOODFORD GREEN ESSEX IG8 0TL	ORD 0.1P DEF SHS 4.9	10,000 Nil	10,000	01-APR-03
NORMAN MCCRISTALL ESQ	19 WENTWORTH CRESCENT WHITBY NORTH YORKSHIRE YO21 1LQ	ORD 0.1P	5,000		
MR GEORGE TYRRELL MCCULLOCH	11 SHERBROOK AVENUE GLASGOW G41 4PG	ORD 0.1P DEF SHS 4.9	10,000 Nil	10,000	01-APR-03
MR ROBERT LORIMER MCCULLOCH	1 WOODROW COURT PORT GLASGOW ROAD KILMACOLM PA13 4QA	ORD 0.1P DEF SHS 4.9	10,000 Nil	10,000	01-APR-03
MS IRENE MCCULLOUGH	1 BALLYCREGAGH ROAD CLOUGHMILLS BALLYMENA CO ANTRIM BT44 9LD	ORD 0.1P DEF SHS 4.9	35,000 Nil	35,000	01-APR-03
MR PAUL THOMAS HENRY PATRICK MCCUSKER	111 HOVE AVENUE WALTHAMSTOW E17 7NG	ORD 0.1P	9,230		
MR DANIEL THOMAS MCDONNELL	PO BOX 25 CARLOW POST OFFICE CARLOW IRELAND	DEF SHS 4.9	Nil	10,000	01-APR-03
MR DANIEL THOMAS MCDONNELL	PO BOX 25 CARLOW POST OFFICE CARLOW IRELAND	ORD 0.1P	Nil	100,000 20,000	30-JUN-03 28-AUG-03
MR DANIEL THOMAS MCDONNELL 035045 ACCT	PO BOX 25 POST OFFICE CARLOW IRELAND	ORD 0.1P	170,000		
MR PATRICK DOMINIC MCDONNELL	HARFORD HOUSE HARFORD SQUARE CHEW MAGNA BRISTOL BS40 8RA	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
MR JOHN FRANCIS MCDONOUGH	9 HAMPSTEAD ROAD BRISLINGTON BRISTOL BS4 3HL	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DAVID PETER MCDOWALL ESQ 29 MELROSE AVENUE LONDON NW2 4LH	ORD 0.1P DEF SHS 4.9	3,218 NIL	3,218	01-APR-03
MR KEITH DESMOND MCDOWALL 2 MALVERN TERRACE LONDON N1 1HR	ORD 0.1P DEF SHS 4.9	1,400 NIL	1,400	01-APR-03
MR GRAEME ALEXANDER MCFARQUHAR CHARWELTON LODGE WOOD DALLING NORWICH NORFOLK NR11 6SD	ORD 0.1P DEF SHS 4.9	6,024 NIL	6,024	01-APR-03
MR ALAN MCGAHAN 26 BEAUFORT CLSOE LYNDEN GATE PUTNEY HEATH LONDON SW15 3TL	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR MATTHEW MCGAHAN SAPLINGS 95 BURKES ROAD BEACONSFIELD BUCKINGHAMSHIRE HP9 1EW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JOHN ROBERT MCGEE 7 PRIORY COURT GUISBOROUGH CLEVELAND TS14 6DN	ORD 0.1P	8,200		
MR PAUL MCGEE 52 WEMYSS ROAD CHESTER CHESHIRE CH1 5PZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR WILLIAM ALAN MCGILVERY 24 LOWER PARK ROAD HASTINGS EAST SUSSEX TN34 2LB	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
DR DAMIAN VINCENT MCGIVERN 44 NORTHGATE WALKINGTON BEVERLEY E YORKS HU17 8ST	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DOCTOR JOHN CHARLES MCGOURTY THE OLD RAMPANT HORSE THE GREEN SHOULDHAM KING'S LYNN NORFOLK PE33 0BY	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JAMES MCGREGOR 23 CALEDONIA WALK ROTHESAY ISLE OF BUTE PA20 0EH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS MARY ANNE MCGUINNESS 22 BROOMCROFT CLAYTON BRADFORD BD14 6NW	ORD 0.1P DEF SHS 4.9	5,000 Nil	5,000	01-APR-03
MRS MARGARET MCINTOSH 46 MODLEY PLACE ELLON ABERDEENSHIRE AB41 9BB	ORD 0.1P	200		
MR WILLIAM MCKEEMAN 32 TYLERS ACRE AVENUE EDINBURGH EH12 7JE	ORD 0.1P	10,000		
MR COLIN MCKELLAR 11 HALES PARK HEMEL HEMPSTEAD HERTS HP2 4RH	ORD 0.1P DEF SHS 4.9	10,564 Nil	10,564	01-APR-03
MR NEIL MCKENDRICK 143 BANBURY ROAD KIDLINGTON OXFORDSHIRE OX5 1AL	ORD 0.1P DEF SHS 4.9	1,000 Nil	1,000	01-APR-03
MR ANDREW JONATHAN MCKENZIE 15 FALKLAND PLACE CHATHAM KENT ME5 9HR	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
MRS DIANA ELOUISE MCKENZIE FLAT 6 LEESIDE COURT ROTHERHITHE STREET LONDON SE16 1SZ	ORD 0.1P DEF SHS 4.9	1,000 Nil	1,000	01-APR-03
MR IAN DONALD MCKINNELL THE OLD HOUSE LOWER ROAD STOKE ALBANY, MARKET HARBOROUGH LE16 8PZ	ORD 0.1P DEF SHS 4.9	2,500 Nil	2,500	01-APR-03
MR ALISTAIR MCLAREN 99 HAMPDEN ROAD HITCHIN HERTS SG4 CLB	ORD 0.1P DEF SHS 4.9	15,686 Nil	15,686	01-APR-03
IAN TODD MCLAREN ESQ THE BEECHES 132 PERTH ROAD BLAIRGOWRIE PERTHSHIRE PH10 6EQ	ORD 0.1P DEF SHS 4.9	1,000 Nil	1,000	01-APR-03
MR VICTOR THOMAS MCLAUGHLIN + MRS LAURA MCLAUGHLIN 128 HIGHTOWN ROAD NEWTOWNABBEY COUNTY ANTRIM BT36 7AU	ORD 0.1P DEF SHS 4.9	1,854 Nil	1,854	01-APR-03
MR MAURICE SHAUN ANTHONY MCLEOD 61 COPELAND HOUSE 760 GARRATT LANE TOOTING LONDON SW17 0NG	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03

230

e Sold

JUN-03
JUN-03
JUN-03
JUL-03
JUL-03
JUL-03
JUL-03
AUG-03
SEP-03
OCT-03
OCT-03
JAN-04
FEB-04
FEB-04

JUN-03
JUL-03
JUL-03
SEP-03
OCT-03
OCT-03
DEC-03

FEB-03

MAY-03
JUN-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03
JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592 Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS BARBARA MCLINTOCK	5 SEAFORTH GARDENS WINCHMORE HILL ROAD LONDON N21 3BT	ORD 0.1P	65,000		
MR IAIN MCLINTOCK	C/O FRANK MCLINTOCK 5 SEAFORTH GARDENS WINCHMORE HILL LONDON N21 3BT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JAMIE MCLINTOCK	C/O FRANK MCLINTOCK 5 SEAFORTH GARDENS WINCHMORE HILL LONDON N21 3BT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR SCOTT MCLINTOCK	40 KING EDWARDS ROAD ENFIELD MIDDLESEX EN3 7DB	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
GERALD MCMAHON ESQ	16 LODGE CLOSE CHIGWELL ESSEX IG7 6JL	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR STEVEN MICHAEL MCMAHON	7 BROWNS HEDGE PITSTONE LEIGHTON BUZZARD BEDFORDSHIRE LU7 9GH	ORD 0.1P	81,699		
MR PATRICK GERARD MCMEEL	11 DERRY CLOONEY ROAD AUGHER COUNTY TYRONE BELFAST BT76 0BD	ORD 0.1P DEF SHS 4.9	5,030 NIL	5,000	01-APR-03
MRS MARYANN MCKILLAN	10 OLD FARM ROAD OAKDALE POOLE DORSET BH15 3LW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR PATRICK MCNALLY	41 CHURCH LANE LACEBY NR GRIMSBY NORTH EAST LINCS DN37 7BW	ORD 0.1P	3,770		
+ MR JAMES STEPHEN WATSON	HIDDEN HOUSE STALLINSBOROUGH ROAD IMMINSHAM NORTH EAST LINCS DN40 1NW				
+ MR KEVIN BARKER	15 HAWERBY ROAD LACEBY GRIMSBY NORTH EAST LINCS DN37 7AZ				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 247

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.... + MR DENNIS STEEL 13 ST HILDA'S AVENUE GRIMSBY NORTH EAST LINCS DN34 4PF				
MR STEPHEN FRANCIS MCNALLY 136 STOPSLEY MOBILE HOME PARK ST THOMAS'S ROAD LUTON BEDFORDSHIRE LU2 7US	ORD 0.1P	16,666		
MR SHANE MCVICKER FLAT 2/R 26 TASSIE STREET SHAWLANDS GLASGOW G41 3QF	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ELEANOR MCWATT 4 GOWAN PLACE ARBROATH ANGUS DD11 5DU	ORD 0.1P DEF SHS 4.9	2,941 NIL	2,941	01-APR-03
HUGH AIRD MCWHINNIE ESQ 16 DOUGLAS AVENUE LANGRANK PORT GLASGOW PA14 6PE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DONALD HENRY HAROLD MEACOCK TUDOR LODGE 40 EWELL DOWNS ROAD EWELL SURREY KT17 3BW	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MRS BARBARA ANNE MEADE 197 BOUGHTON GREEN ROAD KINGSTHORPE NORTHAMPTON NORTHANTS NN2 7AF	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR LIONEL MEADE 27 STELLMAN CLOSE LONDON E5 8QN	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ANTONY ROWLAND MEAGOR POLGARTH POLURRIAN ROAD MULLION HELSTON CORNWALL TR12 7EN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR DAVID MEARS 174 THE AVENUE WEST WICKHAM KENT BR4 0EA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ZHORES MEDVEDEV 4 OSBORN GARDENS MILL HILL LONDON NW7 1DY	ORD 0.1P DEF SHS 4.9	50,000 NIL	10,000	01-APR-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DAVID ALBERT MEE 186 CROYLAND ROAD LONDON N9 7BD	ORD 0.1P	10,909		
BARRY MEEKE ESQ GLENCOE BUSH DUNGANNON COUNTY TYRONE NORTHERN IRELAND BT71 6QU	ORD 0.1P	10		
MEG HOLDINGS LIMITED P O BOX 287 WESTERN HOUSE PLACE DU COMMERCE ST PETER PORT GUERNSEY CHANNEL ISLANDS GY1 3RL	ORD 0.1P	NIL	100,000	07-MAR-03
MEGAC LIMITED CALLISTER HOUSE LEWIS STREET ST HELIER JERSEY	ORD 0.1P DEF SHS 4.9	337,190 NIL	337,190	01-APR-03
MR AJAY MEHTA 43 FERN ROAD ST. LEONARDS ON SEA EAST SUSSEX TN38 0UJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-05
MISS NALINI ASHA LILLA MEHTA 1 SANDOWN ROAD STEVENAGE HERTS SG1 5SD	ORD 0.1P DEF SHS 4.9	2,268 NIL	2,268	01-APR-03
MR JACQUES YVON MEILHAN + MRS LYNNE MAY MEILHAN 53 STOCKBRIDGE ROAD ELLOUGHTON BROUGH HU15 1HW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MELLON NOMINEES (UK) LIMITED BSDTUKN ACCT PO BOX 39996 160 QUEEN VICTORIA STREET LONDON EC4V 4LA	ORD 0.1P	NIL	50,000 40,000 10,000	19-JUN-03 23-JUN-03 01-SEP-03
MR GRAHAM MELLOR 9 WOODHURST SOUTH RAY MEAD ROAD MAIDENHEAD BERKSHIRE SL6 8NZ	ORD 0.1P	51,499		
MR STEPHEN MELLOR 3 BEARCROFT GRANGE HINSTOCK MARKET DRAYTON SHROPSHIRE TF9 2NX	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MERCURY ACCESS LTD MERCURY HOUSE 190-194 HIGH STREET DORKING SURREY RH4 1QR	ORD 0.1P	200,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MERRILL LYNCH INTERNATIONAL MAIN ACCT P.O. BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	NIL	50,000 133,000	22-JUL-03 16-JAN-04
MERRILL LYNCH NOMINEES LIMITED 652 ACCT 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	NIL	133,000 12,000	12-JAN-04 16-JAN-04
MR WILLIAM JOHN MERRYWEATHER OVERWOOD HOUSE 101A COCK LANE HIGH WYCOMBE BUCKINGHAMSHIRE HP13 7DZ	ORD 0.1P	40,000		
MR MONTAGU METH 57 LAKENHEATH LONDON N14 4RR	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
THE HONOURABLE MISS ROSALIND LEONORA MIDDLETON CAMPBELL 16 CATSLIP NETTLEBED HENLEY ON THAMES OXON RG9 5BL	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR RICHARD MIDWINTER MUCKLESTONE WOOD NR MARKET DRAYTON SALOP TF9 4EF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
BARRY HUGH MILES ESQ FCA 3 SANDOWN AVENUE GORING BY SEA WORTHING WEST SUSSEX BN12 4PX	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
KEVIN JOHN MILES ESQ 16 MOORLAND DRIVE PUDSEY LEEDS WEST YORKSHIRE LS28 8ER	DEF SHS 4.9	NIL	6,896	01-APR-03
KEVIN JOHN MILES ESQ 16 MOORLAND DRIVE PUDSEY LEEDS WEST YORKSHIRE LS28 8ER	ORD 0.1P	6,896		
MRS LYNETTE MILFORD TROON HOUSE SUTTON ROAD LANGLEY MAIDSTONE ME17 3LZ	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR JOHN PAUL MILGATE THE OAST HOUSE FOREST FARM PEMBURY ROAD TONBRIDGE KENT TN11 0ND	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   250

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JACQUELINE ELIZABETH MILLER 22 ROYDS AVENUE ACCRINGTON LANCASHIRE BB5 2LE	ORD 0.1P	4,705		
MR STEVEN MILLER WEBBS COTTAGE HONEYPOT LANE SCONES GREEN HARWICH CO12 5DF	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR 03
MRS ELIZABETH MARGARET MILLIGAN 89 GLEN SHEE AVENUE NEILSTON GLASGOW LANARKSHIRE G78 3GH	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR ARTHUR MILLINGTON + MRS JOAN MILLINGTON 35 COCKER STREET BLACKPOOL LANCASHIRE FY1 2BZ	ORD G.1P	45,100		
MRS ANITA JOY MILLS THE MILL EYTONON THE WEALD MOORS TELFORD SALOP TF6 6ET	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR STEWART WILSON MILLS ROSEMOUNT 9 CLOCKSTON ROAD GALSTON AYRSHIRE KAL 8LW	ORD 0.1P	35,000		
MRS SYLVIA JUNE MILLS 242 THORPE HALL AVENUE THORPE BAY ESSEX SS1 3SE	ORD 0.1P DEF SHS 4.9	24,000 NIL	24,000	01-APR-03
MR BRUCE MILTON 14 LANDALE ROAD PETERHEAD AB42 1QP	ORD 0.1P	40,000		
MR DILIP KUMR MIRPURI 195 REGENIS PARK ROAD LONDON N3 3PA	OPD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RAKESH CHANDER MISRA + MRS SAVITA MISRA 183 WETHERBY ROAD LEEDS WEST YORKSHIRE LS17 8ND	ORD 0.1P DEF SHS 4.9	12,453 NIL	2,453	01-APR-03
MR BALURHI MISTRY 72 BONSALL STREET LEICESTER LEICESTERSHIRE LE5 5AE	ORD 0.1P	NIL	4,651	28-FEB-03
MR MITESH MISTRY C/O 72 BONSALL STREET LEICESTER LE5 5AE	ORD 0.1P DEF SHS 4.9	4,651 NIL	4,651	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUT::S PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ANTHONY JOHN MITCHAM 8 PRIMLEY GARDENS SIDMOUTH EX10 9LE	ORD 0.1P	NIL	30,000	21-MAR-03
MR GORDON ARNOLD MITCHELL FIELDBANK 65 PARK LANE CONGLETON CHESHIRE CW12 3DD	ORD 0.1P DEF SHS 4.9	17,500 NIL	17,500	01-APR-03
MR HERBERT EDWARD MITCHELL 16 RUTLAND COURT NEW CHURCH ROAD HOVE SUSSEX BN3 4AE	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR JAMES ROBERT MITCHELL SOUTHLAWN WOOLTON HILL NEWBURY BERKSHIRE RG20 9XQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MADELINE DEBORAH MITCHELL BIRCH HOUSE PEDLARS LANE THERFIELD ROYSTON HERTS SG8 9PX	ORD 0.1P DEF SHS 4.9	2,200 NIL	2,200	01-APR-03
MR COLIN MITCHELSON 33 WINDSOR TERRACE NEWBIGGIN-BY-THE-SEA NORTHUMBERLAND NE64 6UJ	ORD 0.1P DEF SHS 4.9	127 NIL	127	01-APR-03
MRS SUZANNE JANE MITCHISON 14 THE HEADLAND EAST GOSCOTE LEICESTER LEICESTERSHIRE LE7 3QT	ORD 0.1P DEF SHS 4.9	588 NIL	588	01-APR-03
MR VARDAN MKRTCHYAN 10 HAVERDALE ROAD HAVERCROFT WAKEFIELD WF4 2EL	ORD 0.1P	NIL	3,000	30-JUL-03
MRS NIRMALABEN MODI THREE GABLES 30A BARTLE CLOSE BRADFORD BD7 4QH	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
MR GRAHAM MOFFAT 25 LOCHNAGAR DRIVE BEARSDEN GLASGOW G61 4RP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR SHABIR MOHAMEDALI FEMMES 377 FIELD END ROAD EASTCOTE MIDDLESEX HA4 9NX	ORD 0.1P	>0,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR IAIN MOLINTOCK 125 FORE STREET EDMONTON LONDON N18 2XF	ORD 0.1P DEF SHS 4.9	48,192 NIL	48,1??	01-APR-03
MR DAVID PATRICK MOLLOY 4 ASHRIDGE CLOSE SOUTHAMPTON SO15 2GX	ORD 0.1P DEF SHS 4.9	7,350 NIL	7,350	01-APR-03
SIMON PHILIP MONKS ESQ 18 WILDERSWOOD CLOSE WHITTLE LE WOODS CHORLEY LANCASHIRE PR6 7SH	ORD 0.1P	36,985		
MR DAVID JOHN MONTGOMERY 52 STATION ROAD WYTHALL WORCESTER B47 6AB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
LT COL JOHN COUTTS DUFFUS MONTGOMERY CHERRYBANK THE CAUSER NETHY BRIDGE INVERNESS-SHIRE PH25 3DS	ORD 0.1P DEF SHS 4.9	NIL NIL	6,000 6,000	10-JUL-03 01-APR-03
MR KENNETH MONTGOMERY 18 ROB ROY ROAD KINLOCHLEVEN ARGYLL PH50 4RA	ORD 0.1P	17,200		
MR CLIVE WALKER MOODY 2 OLD COACH GARDENS UPPER MALONE ROAD BELFAST BT9 5PQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS DENISE JANE MOON 10 STANFORD ROAD GRAYS ESSEX RM16 4XS	ORD 0.1P DEF SHS 4.9	265 NIL	265	01-APR-03
MR WILLIAM MOONEY 10 GARTON CLOSE APPLEBY MAGNA DERBYSHIRE DE12 7AU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JOHN DAVID MOORCRAFT 8 CLOISTERS 22 COLLEGE ROAD CLIFTON BRISTOL BS8 3HZ	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR DAVID MOORE 43 REGENCY WAY BEXLEYHEATH KENT DA6 8BT	ORD 0.1P	150,829		
MR PIERS MOORE 9 CHURCH STREET FENSTANTON HUNTINGDON CAMBRIDGESHIRE PE28 9JL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RODNEY DEALEY MOORE MILL HOUSE MILL ROAD HALVERGATE NORFOLK NR13 3PG	ORD 0.1P DEF SHS 4.9	10,000 NIL	 10,000	 01-APR-03
MR BRIAN MORDECAI 48 SOUTH DRIVE CHEAM SUTTON SURREY SM2 7PN	ORD 0.1P DEF SHS 4.9	20,000 NIL	 20,000	 01-APR-03
MR DAVID PHILIP CALE-MORGAN 386 MANCHESTER ROAD MILLHOUSE GREEN SHEFFIELD S36 9NS	ORD 0.1P	50,000		
MRS FRANCISCA MORGAN 30 GORSE CRESCENT AYLESFORD KENT ME20 6EX	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR HAYDEN MORGAN ALDERNEY HOUSE GRAND BOUET ST PETER PORT GUERNSEY GY1 2RY	ORD 0.1P DEF SHS 4.9	2,500 NIL	 2,500	 01-APR-03
MR JOHN MICHAEL MORGAN 3 OLD PARR CLOSE BANBURY OXFORDSHIRE OX16 5HY	ORD 0.1P	10,000		
JOHN OSWALD MORGAN ESQ 14 ELTHIRON ROAD LONDON SW6 4BN	ORD 0.1P DEF SHS 4.9	10,000 NIL	 10,000	 01-APR-03
MORGAN NOMINEES LIMITED 525 FERRY ROAD EDINBURGH EH5 2AW	DEF SHS 4.9	NIL	10,000	01-APR-03
MORGAN NOMINEES LIMITED 525 FERRY ROAD EDINBURGH EH5 2AW	ORD 0.1P	NIL	10,000	22-OCT-03
MORGAN STANLEY QUILTER NOMINEES LIMITED ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	DEF SHS 4.9	NIL	4,130	01-APR-03
MORGAN STANLEY QUILTER NOMINEES LIMITED ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	4,130		
MORGAN STANLEY QUILTER NOMINEES LIMITED AP ACCT ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	NIL	10,000	24-JUN-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MORGAN STANLEY QUILTER NOMINEES LIMITED AS ACCT ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	NIL	21,000	25-NOV-03
MORGAN STANLEY QUILTER NOMINEES LIMITED BC ACCT ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	NIL	40,000	14-JUL-03
MR STEPHEN JOHN MORGAN 63 HURST ROAD SIDCUP KENT DA15 9AE	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS SHEILA MORIARTY CASTLEMARTIN 3 BALLINAPARK BRITTAS BAY CO WICKLOW REPUBLIC OF IRELAND	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ROGER STUART MORLEY ESQ 21A WINSTON ROAD LONDON N16 9LU	ORD 0.1P DEF SHS 4.9	3,333 NIL	3,333	01-APR-03
MR CHARLES MORRIS 23 KIRKBARROW KENDAL CUMBRIA LA9 5PE	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
DAVID MORRIS ESQ THE BEECHES 3 MANOR CLOSE BERROW SOMERSET TA8 2LN	ORD 0.1P	20,000	20,000	
HARVEY DANIEL MORRIS ESQ 265 MONUMENT ROAD EDGBASTON BIRMINGHAM B16 8XF	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
HARVEY DANIEL MORRIS ESQ HALESBY HOUSE 219 BROMSGROVE ROAD HUNNINGTON HALESOWEN WEST MIDLANDS B62 0JS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR RYAN MORRIS 23 KIRKBARROW KENDAL CUMBRIA LA9 5DE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR WALTER JAMES MORRIS COOMBE COTTAGE TUBBS LANE, HIGHCLERE NR NEWBURY BERKS RG20 9PW	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR NICHOLAS MORROW 17 HAWKSWORTH CLOSE LEEK STAFFORDSHIRE ST13 8HH	ORD 0.1P DEF SHS 4.9	12,500 NIL	7,500	01-APR-03
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	DEF SHS 4.9	NIL	1,000	01-APR-03
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	ORD 0.1P	1,000		
MORSTAN NOMINEES LIMITED FIRM ACCT 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	ORD 0.1P	NIL	100,000	20-JAN-04
DAVID JAMES MORTIMER ESQ + MRS JOCELYN MARGUERITE MORTIMER CORNERSTONES BAILIFFS CROSS ROAD ST ANDREWS GUERNSEY CHANNEL ISLANDS GY6 8RT	ORD 0.1P	1,540		
MR DAVID PAUL MORTIMER 93 MOUNT PLEASANT COCKFOSTERS BARNET HERTS EN4 9ET	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR SHANE BARRIE MORTIMER 84 BEECH AVENUE HALSTEAD ESSEX CO9 2TR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR WILLIAM HENRY MORTIMER 14 APPLEMEDE SILVERTON EXETER EX5 4JX	ORD 0.1P	10,000		
MR JOHN MORTON 45 GRANGEBURN ROAD GRANGEMOUTH STIRLINGSHIRE FK3 9AN	ORD 0.1P	20,000		
MR KELVIN MORTON 11 WOODLAND PLACE GREAT BARTON BURY ST EDMUNDS SUFFOLK IP31 2TG	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR PHILIP ROBERT MOSELEY 82 WALCOTT AVE CHRISTCHURCH DORSET BH23 2NG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS MARY LEECH 60 TYLDESLEY ROAD BLACKPOOL FY1 5DF	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR COLIN SPENCER LEES 8 ASHURST ASHLEY AVENUE EPSOM KT18 5BL	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MRS SUSAN DONNA MARGARET LEES FLAT 6 EDGEMOUNT HOUSE GRAFTON ROAD TORQUAY DEVON TQ1 1QJ	ORD 0.1P DEF SHS 4.9	857 NIL	857	01-APR-03
LEGAL AND GENERAL ASSURANCE SOCIETY LTD TS67 ACCT • MR ALAN MCGAHAN • MR DAVID LITCHFIELD SSAS DEPARTMENT LEGAL AND GENERAL HOUSE KINGSWOOD SURREY KT20 6EU	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR MARTIN WILLIAM LEGOOD 26 WHITE HORSE AVENUE HALSTEAD ESSEX CO9 1AH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR TIMOTHY JAMES LEGOOD QUARRYLANDS LITTLE JOHNS CROSS HILL EXETER EX2 9PJ	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR DEREK LEIVERS BASSETTS OAST MAIDSTONE ROAD MADLOW KENT TN11 0MP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS CAROLE LEMPRIERE CLOVER CLIFF SIXTY TWO HIGHER LANE LANGLAND SWANSEA WEST GLAMORGAN SA3 4PD	ORD 0.1P	NIL	55,776	20 OCT-03
WILLIAM MURDOCH LENNDX ESQ 26 MATHERLEY COURT ROAD CHELTENHAM GLOUCESTER GL51 5AG	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JUZAILY FEKRY LEONG 14 FLORA STREET CATHAYS CF24 4EP	ORD 0.1P	NIL	10,000	30-JUL-03
EXORS OF JOHN STUART LEPPINGTON DECEASED • MR SIMON CHARLES LEPPINGTON • MR RICHARD STUART LEPPINGTON 47 MILESTONE COURT LIME TREE AVENUE TETTENHALL WOOD WOLVERHAMPTON WV6 8HB	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000 20,000	30-JUL-03 30-JUL-03 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RICHARD STUART LEPPINGTON WESTON HOUSE FARM COTTAGE WESTON LANE STANDON STAFFORDSHIRE ST21 6RF	ORD 0.1P	10,000		
MR SIMON CHARLES LEPPINGTON 47 MILESTONE COURT LIME TREE AVENUE WOLVERHAMPTON WEST MIDLANDS WV6 8HB	ORD 0.1P	10,000		
MR JASON CARL LEWCZENKO 19 SQUARE HOUSE SQUARE LANE BURSCOUGH ORMSKIRK LANCASHIRE L40 7RG	ORD 0.1P	3,652		
MR DAVID LEWIS 42 LEATHERMEAD ROAD ASHTEAD SURREY KT21 2SY	ORD 0.1P DEF SHS 4.9	3,500 NIL	5,500	01 APR 03
MRS JACQUELINE LEWIS 44 BRITWAY ROAD DINAS POWYS VALE OF GLAMORGAN CF64 4AF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01 APR 03
MISS JOANNA LEWIS 40A MOUNTFIELD ROAD LONDON N3 3NE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01 APR 03
MRS MAIR LEWIS 28 ABERFFRWD ROAD MOUNTAIN ASH MID GLAMORGAN CF45 4AT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01 APR 03
MR STEVEN LEWIS CANTOR FITZGERALD EURO STIRLING DESK 4TH FLOOR 1 AMERICA SQUARE LONDON EC3N 2LT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01 APR 03
MR JOHN LEWSEY 50 SANDY WAY WALTON ON THAMES SURREY KT12 1BN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01 APR 03
SIR MICHAEL GILLAM LICKISS OLD VICARAGE DRAYTON SOMERSET TA10 0JX	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01 APR 03
IAN RALPH LIGHTFOOT ESQ 10 TOWN BANK TERRACE ULVERSTON CUMBRIA LA12 7DS	ORD 0.1P	25,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KENNETH ARTHUR LILLEY 22 LYNMOUTH DRIVE ILKESTON DERBYS DE7 9HN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
STEPHEN GEORGE LILLEY ESQ 28 WINDY HILL LANE MARSKE BY THE SEA REDCAR CLEVELAND TS11 7BN	ORD 0.1P DEF SHS 4.9	2,200 NIL	2,200	01-APR-03
NIGEL ANDREW LILLYMAN ESQ 28 MARLBOROUGH CRESCENT MONTREAL PARK SEVENOAKS TN13 2HP	ORD 0.1P	NIL	50,000	06-FEB-04
MISS PAU CHEE LIM 10 HARTLAND CLOSE WINCHMORE HILL LONDON N21 1BG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS CLAUDIA O'HAYON LINDENBERGEN 120C SUNNYFIELD ROAD HENDON LONDON NW4 4RE	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR COLIN LINDLEY 24 BAMBROOK CLOSE DESFORD LEICESTER LE9 9FY	ORD 0.1P DEF SHS 4.9	5,052 NIL	5,052	01-APR-03
MR ALAN EDWARD LINES 17 ALDERSON DRIVE STRETON BUTON UPON TRENT DE13 0QQ	ORD 0.1P	NIL	32,753	30-JUL-03
MRS CECILIA ANN LITTLE 16A GRANGE ROAD EASTBOURNE EAST SUSSEX BN21 4HJ	ORD 0.1P DEF SHS 4.9	312 NIL	312	01-APR-03
MR ANTHONY JOHN LIVINGSTONE OLD QUARY CONGLETON EDGE CONGLETON CHESHIRE CW12 3NB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
DAVID BRIAN LLOYD ESQ + MRS SIONED MAIR LLOYD BRYN MEIJI LLANFOR BALA GWYNEDD LL23 7DJ	ORD 0.1P DEF SHS 4.9	5,315 NIL	5,315	01-APR-03
PHILIP PETER SHAW-LLOYD ESQ THE WHITE COTTAGE LONDON ROAD BRACKNELL BERKSHIRE RG12 9FN	ORD 0.1P	9,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
LLOYDS BANK NOMINEES LIMITED 48 CHISWELL STREET LONDON EC1Y 4XX	DEF SHS 4.9	NIL	173,769	01-APR-03
LLOYDS BANK NOMINEES LIMITED 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	1,505,991	1,063	28-MAR-03
			59,204	24-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			10,000	01-JUL-03
			35,848	01-JUL-03
			35,848	01-JUL-03
			150,000	11-JUL-03
			100,000	25-JUL-03
			50,003	02-OCT-03
			164,705	06-OCT-03
			40,000	21-JAN-04
			1,000	04-FEB-04
			50,000	09-FEB-04
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED CLRNOMB ACCT 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	NIL	20,000	17-APR-03
			50,000	05-JUN-03
			50,000	18-JUN-03
			164,705	19-JUN-03
			59,204	19-JUN-03
			12,000	20-JUN-03
			2,000	23-JUN-03
			47,483	23-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			35,848	01-JUL-03
			20,000	01-JUL-03
			35,848	01-JUL-03
			150,000	15-JUL-03
			100,000	15-JUL-03
			50,000	21-JUL-03
			9,539	04-AUG-03
			50,000	15-AUG-03
			32,267	14-OCT-03
			100,000	23-OCT-03
			100,000	07-JAN-04
			20,000	14-JAN-04
			100,000	19-JAN-04
			50,000	19-JAN-04
			7,500	21-JAN-04
			14,285	23-JAN-04
			100,000	27-JAN-04
			50,000	30-JAN-04
			50,000	04-FEB-04
			50,000	06-FEB-04
			50,000	09-FEB-04

e Sold
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
JAN-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
FEB-04
APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
—————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED CLRNOMS ACCT 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	NIL	59,204	24-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			10,000	01-JUL-03
			35,848	01-JUL-03
			35,848	01-JUL-03
			150,000	11-JUL-03
			100,000	25-JUL-03
			20,000	12-AUG-03
			75,000	01-SEP-03
			50,000	02-OCT-03
			164,705	06-OCT-03
			40,000	21-JAN-04
			1,000	04-FEB-04
			50,000	09-FEB-04
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED PAPERIN ACCT 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	50,000	80,845	20-JUN-03
			46,685	07-JUL-03
			200,000	08-JUL-03
			115,340	10-JUL-03
			88,266	17-SEP-03
			35,278	06-OCT-03
			35,000	13-OCT-03
			50,000	13-OCT-03
			214,527	10-DEC-03
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED EXTERNAL ACCT 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	NIL	18,000	14-FEB-03
LLOYDS BANK STOCKBROKERS CLIENT NOMINEES LIMITED PAPEROUT ACCT 48 CHISWELL STREET LONDON EC1Y 4XX	ORD 0.1P	NIL	66,666	19-MAY-03
			80,845	20-JUN-03
			80,000	01-JUL-03
			20,000	03-JUL-03
			11,122	04-JUL-03
			2,500	04-JUL-03
			100,000	04-JUL-03
			25,000	07-JUL-03
			5,000	07-JUL-03
			46,685	07-JUL-03
			25,000	08-JUL-03
			13,411	08-JUL-03
			200,000	08-JUL-03
			2,917	09-JUL-03
			10,000	09-JUL-03
			20,000	09-JUL-03
			5,000	10-JUL-03
			88,266	10-JUL-03
			115,340	10-JUL-03
			25,000	14-JUL-03
			30,000	17-JUL-03
			10,385	21-JUL-03
			50,000	23-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 231

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			35,278	23-JUL-03
			7,275	24-JUL-03
			43,573	25-JUL-03
			20,000	05-AUG-03
			150,000	06-AUG-03
			14,705	06-AUG-03
			2,941	11-AUG-03
			50,000	14-AUG-03
			20,000	28-AUG-03
			32,669	04-SEP-03
			50,000	10-SEP-03
			35,000	16-SEP-03
			34,040	02-OCT-03
			10,273	07-OCT-03
			20,512	17-OCT-03
			50,000	29-OCT-03
			75,000	30-OCT-03
			214,527	03-NOV-03
			15,000	04-NOV-03
			73,992	15-DEC-03
			71,030	02-JAN-04
			175,000	05-JAN-04
			36,034	06-JAN-04
			50,000	07-JAN-04
			27,718	02-FEB-04
			80,000	03-FEB-04
			50,000	03-FEB-04
			30,000	03-FEB-04
			32,269	03-FEB-04
			41,933	03-FEB-04
			10,125	05-FEB-04
			2,713	05-FEB-04
			27,397	06-FEB-04
			9,000	09-FEB-04
			10,000	10-FEB-04
			42,871	11-FEB-04
			1,500	11-FEB-04
			2,000	11-FEB-04
MR PAUL ANTHONY LOBB HILLBROW UPTON MANOR ROAD BRIXHAM DEVON TQ5 9QZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR KENNETH LOCK DOWN FARM MELLS FROME SOMERSET BA11 2RS	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03

Date Sold
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BRIAN LOCKHART ESQ 8 CARNBANE GARDENS NEWRY COUNTY DOWN BT35 6QB	ORD 0.1P	64,516		
MR JOHN RICHARD LOFTY IVY DENE 8 SCHOOL ROAD LT MELTON NORWICH NORFOLK NR9 3NL	ORD 0.1P	1,000,000	30,000 15,000 15,000 40,000 25,000 25,000 50,000 50,000 100,000 150,000	10-MAR-03 13-MAR-03 13-MAR-03 18-MAR-03 18-MAR-03 18-MAR-03 19-MAR-03 09-APR-03 24-JUN-03 01-APR-03
	DEF SHS 4.9	NIL		
MR GEORGE LOGAN FAIRFIELD CROWBOROUGH HILL CROWBOROUGH EAST SUSSEX TN6 2EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
LONDON WALL NOMINEES LIMITED G06804 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	75,000		
LONDON WALL NOMINEES LIMITED L06415 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	5,000	15,000	28-JUL-03
LONDON WALL NOMINEES LIMITED L07521 ACCT BELL COURT HOUSE 11 BLOMFIELD STREET LONDON EC2M 1LB	ORD 0.1P	NIL	305,000	15-JAN-04
MRS MARJORIE ALICE LONG 29 JERNINGHAM ROAD NORWICH NORFOLK NR5 0RG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
THOMAS ROBERT WILLIAM LONGMORE ESQ GOFTS HILL BYWORTH PETWORTH WEST SUSSEX GU28 0HW	DEF SHS 4.9	NIL	100,000	01-APR-03
THOMAS ROBERT WILLIAM LONGMORE ESQ GOFTS HILL BYWORTH PETWORTH WEST SUSSEX GU28 0HW	ORD 0.1P	100,000		

Page 232

Page 217

Date Sold

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03
01-SEP-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SHEILA CLAIRE LONGO 1 MILL GRANGE RIDING MILL NORTHUMBERLAND NE44 6JE	ORD 0.1P DEF SHS 4.9	715 NIL	715	01-APR-03
MRS DIANE LONGWORTH 91 GORES LANE FORMBY MERSEYSIDE L37 7DE	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR DAVID WILLIAM LORD + MR JON DAVID LORD 40 HOSPITAL ROAD BROMLEY CROSS BOLTON BL7 9LP	ORD 0.1P DEF SHS 4.9	3,300 NIL	3,300	01-APR-03
MR ZAHIR MAHOMED LORGAT 29 FOUNTAINS AVENUE BATLEY W YORKSHIRE WF17 7ES	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS SANDRA LORRAINE 93 THE LINDENS LOUGHTON ESSEX IG10 3HT	ORD 0.1P DEF SHS 4.9	12,740 NIL	12,740	01-APR-03
MRS GEORGINA IRIS LOTT 207 ALMNERS ROAD LYNE CHERTSEY SURREY KT16 0BL	ORD 0.1P DEF SHS 4.3	30,000 NIL	30,000	01-APR-03
MR NORMAN LOTT ST ANNS LODGE RUXBURY ROAD CHERTSEY SURREY KT16 9NH	ORD 0.1P DEF SHS 4.9	32,000 NIL	32,000	01-APR-03
MR NORMAN LOTT 8 BAKER STREET LONDON W1U 3LL	DEF SHS 4.9	108,121,391		
MR RICHARD ALEXANDER LOUGH 9 WINDSLOW HEIGHTS CARRICKFERGUS IRISH REPUBLIC BT38 9AT	ORD 0.1P DEF SHS 4.9	22,270 NIL	22,270	01-APR-03
+ MRS MARY LORETTA LOUGH 9 WINDSLOW HEIGHTS CARRICKFERGUS BT38 9AT				
DR JAMES RICHARD LOVELY FLAT NO 7 65 LONGRIDGE ROAD LONDON SW5 9SG	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS LESLEY LOW 11 EAST ABBEY STREET ARBROATH DD11 1EN	ORD 0.1P DEF SHS 4.9	2,475 NIL	2,475	01-APR-03
MR DARREN JOHN LOWE CORNERSTONES 6 COURT WALK BETLEY CREWE CW3 9DP	ORD 0.1P DEF SHS 4.9	7,168 NIL	7,168	01-APR-03

Run Date: 26-MAY-2004 01:17PM
Ref: RS289 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RICHARD GILBERT LOWER	ORD 0.1P	3,000		
REASON HILL OAST	DEF SHS 4.9	NIL	3,000	01-APR-03
WESTERHILL ROAD				
COXHEATH				
KENT ME17 4BT				
MR GRAHAM EDMUND LOWES	ORD 0.1P	9,000		
+ MRS BRENDA LOWES				
24 KING HAROLD ROAD				
COLCHESTER				
ESSEX CO3 4SB				
MRS GENEVIEVE LOWINGS	ORD 0.1P	955		
10340 NW 20TH COURT	DEF SHS 4.9	NIL	955	01-APR-03
SUNRISE				
FLORIDA 33322				
USA				
MR SZE-CHING LU	ORD 0.1P	3,500		
113 ST JAMES ROAD	DEF SHS 4.9	NIL	3,500	01-APR-03
SUTTON				
SURREY SM1 2TJ				
MR D LUCAS	ORD 0.1P	4,000		
CASSIS	DEF SHS 4.9	NIL	4,000	01-APR-03
MALADERIE ROAD				
ST SAMPSONS				
GUERNSEY				
CHANNEL ISLANDS				
MRS DANA MARGARET LUCAS JF ACCT	ORD 0.1P	295		
72 RAVENSWORTH GARDENS	DEF SHS 4.9	NIL	295	01-APR-03
CAMBRIDGE				
CAMBS CB1 2XN				
ANTHONY LUCCHESI ESQ	ORD 0.1P	NIL	12,000	10-JUL-03
770 HERTFORD ROAD				
ENFIELD EN3 6PT				
MR ANDREW PETER CAMBELL LUDFORD	ORD 0.1P	10,000		
2 ABBEY AVENUE	DEF SHS 4.9	NIL	10,000	01-APR-03
KIRKSTALL				
LEEDS LS5 3DH				
MARTIN EDWARD LUDWELL ESQ	ORD 0.1P	10,000		
NORMONTON COTTAGE				
WITTLE BRIDGE				
GOOLE DN14 0HP				
MR GRAHAME LUKER	ORD 0.1P	25,000		
5 WANSBECK ROAD				
KEYNSHAM				
BRISTOL BS31 1QJ				
MR DEREK GORDON LUMB	ORD 0.1P	1,500		
WEST LEA	DEF SHS 4.9	NIL	1,500	01-APR-03
5 SCHOOL LANE				
DRONFIELD				
DERBYSHIRE S18 1RY				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS BARBARA LYNN	ROSEBANK STATION ROAD WAKES COLNE COLCHESTER ESSEX CO6 2DS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DEREK GRAHAM LYON + MRS BERYL ANNE LYON	7 BRIDGEWATER MEWS PANDY WREXHAM CLWYD LL12 8EQ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR SIMON GRAHAM LYON + MRS JANE LYON	SUNNYSIDE 121 WREXHAM ROAD WHITCHURCH SHROPSHIRE SY13 1JF	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR MARTIN JOHN LYONS	155 LEACHES LANE MANCOT FLINTSHIRE CH5 2BL	ORD 0.1P	3,000		
MR IAN PORTER MABBUTT	66 WIMBLEDON PARK ROAD LONDON SW18 5SH	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR DONALD MACCLEOD	17 BEEHEAD DRIVE CARNOUTSTIE TAYSIDE DD7 7SX	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
COLIN MACDONALD ESQ	18 WINDSOR ROAD RENFREW PA4 0SS	ORD 0.1P DEF SHS 4.9	690 NIL	690	01-APR-03
MR DONALD MACGREGOR	1 BREADALBANE MEWS OBAN ARGYLL PA34 5PD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
GEORGE WILLIAM SUTHERLAND HAMILTON MACGREGOR ESQ	28 LANKSPUR BEACON LOUGH EAST GATESHEAD TYNE & WEAR NE9 6SA	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ROBIN GEORGE MACINTOSH	5 MEADOWFIELD AVENUE EDINBURGH EH8 7NH	ORD 0.1P	NIL	3,838	23-JAN-04
CLAIRE MACKENZIE	C/O BANK OF SCOTLAND 1 QUEEN GARDENS ST ANDREWS FIFE KY16 9TD	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03

Date Sold
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR TONY MACKEY 9 SEAFORT AVENUE SANDYMOUNT DUBLIN 4 IRISH REPUBLIC	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MRS MARGARET SANDERSON MACKINTOSH HOLLIES ORCHARD 12 CASTLEROY ROAD BROUGHTY FERRY DUNDEE DD5 2LQ	ORD 0.1P	5,000		
JOHN MITCHELL MACLAURIN ESQ GARDEN COTTAGE EDENCHIP LOCHEARNHEAD FK19 8NT	ORD 0.1P	100,000		
MR ANGUS MACNEIL 9 TO 10 EAST TRINITY ROAD EDINBURGH MIDLOTHIAN EH5 3PY	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR JOHN MCPHERSON 18 BRODAWEL LLANNON LLANELLI DYFED SA14 6BJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
JOHN DAVID VICTOR MACPHERSON ESQ 1 HOLLY PLACE CRIEFF PERTHSHIRE PH7 3EP	ORD 0.1P	50,000		
MACQUARIE INVESTMENT MANAGEMENT LIMITED LEVEL 10 9 HUNTER STREET SYDNEY NEW SOUTH WALES 2000 AUSTRALIA	ORD 0.1P	NIL	100,000	13-MAR-03
MR ATILA TUNCAY MADAKBAS 15 STONEBRIDGE FIELD ETON BERKSHIRE SL4 6PS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR KEITH MADDEN 14 BOURNEHALL ROAD BUSHEY WATFORD HERTFORDSHIRE WD2 3EH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR LIAQAT MAHATE + MRS SAKIENA MAHATE 40 CRANTOCK ROAD PERRY BARR BIRMINGHAM WEST MIDLANDS B42 1RP	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03

Run Date: 06-MAY-2004 01:07FM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DHARMINDER SINGH MAHAY 9 WILTON ROAD HOUNSLOW TW4 7LP	ORD 0.1P DEF SHS 4.9	1,113 NIL	1,113	01-APR-03
MRS ALISON MAISIE MAHE + ALBERT GORDON MAHE ESQ THE BLESSINGS ST PETERS VALLEY ST LAWRENCE JERSEY CHANNEL ISLANDS JE3 1EZ	ORD 0.1P DEF SHS 4.9	5,800 NIL	5,800	01-APR-03
MISS DHANA MAHENDRAN 107 DRAKE ROAD HARROW MIDDLESEX HA2 9DZ	ORD 0.1P	2,917		
MR GIBREEL MAHMOOD 7 AUDEN GROVE FENHAM NEWCASTLE TYNE & WEAR NE4 9HJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
JOHN MAHONEY ESQ 2 LANRICK GARDENS RUGELEY STAFFS WS15 2XX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS MADELINE NORA MAHONEY 2 LANRICK GARDENS RUGELEY STAFFS WS15 2XX	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN MAIDEN FLAT 2 28 UNDERHILL ROAD EAST DULWICH LONDON SE22 0AH	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	16-APR-03 01-APR-03
MARK MAIDMENT ESQ 27 PRIMROSE ROAD HERSHAM WALTON-ON-THAMES SURREY KT12 5JD	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR REX MAIDMENT THRUMS GUILDFORD ROAD SHAMLEY GREEN SURREY GU5 0RT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
SUNIL KUMAR MAINI ESQ 3 WILSFORD CLOSE LOWER EARLEY READING BERKSHIRE RG6 4BP	ORD 0.1P	9,612		
MR SUNIL KUMAR MAINI + MRS RANOO BALA MAINI 3 WILSFORD CLOSE LOWER EARLEY READING RG6 4BP	ORD 0.1P	29,927		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JACQUELINE ANN MAIRS 62 HONEYSUCKLE LANE JAMESTOWN ALEXANDRIA DUNBARTONSHIRE G83 8PL	ORD 0.1P DEF SHS 4.9	2,325 NIL	 2,325	 01-APR-03
MR JAMES RICHARD MAITLAND 96 HALLAM GRANGE CRESCENT SHEFFIELD S10 4BD	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
MR AHMAD ABBASI-MAJOUMARD 56 LASCELLES DRIVE PONTPRENNAU CARDIFF SOUTH GLAMORGAN CF23 8NZ	ORD 0.1P DEF SHS 4.9	7,500 NIL	 7,500	 01-APR-03
MR RANGARIRAI CUTHBERT MAKANDA + MRS MARGARET BRAY MAKANDA 21 WOODBERRY CRESCENT LONDON N10 1PJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	 2,000	 01-APR-03
GERALD PATRICK MALONEY ESQ + MRS CHERYL MAUREEN MALONEY 3 BISHOPS AVENUE ELSTREE BOREHAMWOOD HERTFORDSHIRE WD6 3LZ	ORD 0.1P DEF SHS 4.9	6,000 NIL	 6,000	 01-APR-03
MR YING CHAU MAN 80 OAKLEIGH ROAD SOUTH NEW SOUTHGATE LONDON N11 1LA	ORD 0.1P	50,000	50,000	04-SEP-03
MR ALFRED JOSEPH MANCINI 11 THE RIDGEWAY WATFORD HERTFORDSHIRE WD1 3TW	ORD 0.1P DEF SHS 4.9	10,000 NIL	 10,000	 01-APR-03
JOHN BERTRAM SILVESTER MANLEY ESQ WHITE LODGE NACKINGTON ROAD CANTERBURY KENT CT4 7AY	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
MR ROBERT MANN 14 OTWAY COURT GRANVILLE ROAD LONDON N4 4JD	ORD 0.1P DEF SHS 4.9	8,525 NIL	 8,525	 01-APR-03
MR PAUL VENTURER MANNIE FAIRLAWN 40 HARVEST ROAD DENMEAD WATERLOOVILLE HAMPSHIRE PO7 6LL	ORD 0.1P	NIL	50,000 50,722	22-AUG-03 06-JAN-04
DAVID JOHN MANNING ESQ 50 LULLINGSTONE AVENUE SWANLEY KENT BR8 7JW	ORD 0.1P	2,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PERCY MANNING ESQ 23 THE LAURELS 1 HOMEFIELD ROAD BROMLEY KENT BR1 3LA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ROBERT MANSELL ESQ LINNYSHAW 38 PENDLE GARDENS CULCHETH WARRINGTON CHESHIRE WA3 4LU	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
MRS RACHEL MARY MANSFIELD 10 GANTON CLOSE NOTTINGHAM NOTTINGHAMSHIRE NG3 5ET	ORD 0.1P DEF SHS 4.9	759 NIL	759	01-APR-03
JOHN MANTE ESQ 3 MOOR LANE SOUTH CLIFTON NEWARK NOTTINGHAMSHIRE NG23 7AN	ORD 0.1P	10,385		
DR GODFREY MANUEL + MRS SOMA MANUEL 52 HEATH PARK AVENUE CARDIFF CF14 3RM	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ROMAN MANUSZEWSKI 16 WOODEDGE CLOSE NORTH CHINGFORD LONDON E4 6BB	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR ANTONIO MARCANTUONI 14 ELMSTONE GARDENS MARGATE KENT CT9 3HA	ORD 0.1P	100,000		
MS AMANDA JULIET MARKHAM 30 UPPER ADDISON GARDENS LONDON W14 8AJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR DAVID JOHN MARKS CWM FARM PENTRE CWRT LLANDYSUL DYFED SA44 5DA	ORD 0.1P	NIL	100,000	27-JAN-04
MR PHILIP MARLOW FIELD COTTAGE PRIORSFIELD ROAD GODALMING SURREY UK GU7 2RG	DEF SHS 4.9	NIL	1,000	01-APR-03
MR PHILIP MARLOW FIELD COTTAGE PRIORSFIELD ROAD GODALMING SURREY UK GU7 2RG	ORD 0.1P	1,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGIS THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS CAROLYN MARY MARRIOTT 28 DORNDEN DRIVE LANGTON GREEN KENT TN3 OAB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR HARRY WILLIAM MARSHALL 8 SMITHAY MEADOWS CHRISTOW EXETER DEVON EX6 7LU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JOHN HOWARD MARSHALL ESQ 6 CROSSLEY TERRACE PALMERSVILLE NEWCASTLE UPON TYNE NE12 9FP	ORD 0.1P DEF SHS 4.9	700 NIL	700	01-APR-03
MR KENNETH CHARLES MARSHALL 65 BURPHAM LANE BURPHAM GUILDFORD GU4 7LX	ORD 0.1P	70,000		
MR RICHARD MARSHALL 406 STAMFORDHAM ROAD WESTERHOPE NEWCASTLE UPON TYNE TYNE & WEAR NE5 5HH	ORD 0.1P	2,000		
MRS VALERIE MARGARET MARSHALL 2 FARNABY DRIVE SEVENOAKS KENT TN13	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	23-JUN-03 01-APR-03
MRS ALLEGRA JANE MARTIN 4 ATALANTA STREET LONDON SW6 6TR	ORD 0.1P DEF SHS 4.9	1,007 NIL	1,007	01-APR-03
MRS BETTY IRENE MARTIN LITTLE LODGE 4 FAIRFIELD CHASE BEXHILL ON SEA E SUSSEX TN39 3YD	ORD 0.1P	3,000		
MR DAVID ROBERT MARTIN 17 WESTERTON DRIVE BRIDGE OF ALLAN STIRLINGSHIRE FK9 4AX	ORD 0.1P	171,253		
GEORGE WILLIAM MARTIN ESQ + MRS SHIELA EILEEN MARTIN 59 MAENAN ROAD LLANDUDNO GWYNEDD LL30 1NQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JAMES EDGAR ALBERT MARTIN 1 HEATHER DRIVE THATCHAM BERKSHIRE RG18 4BU	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JOHN LESLIE ELLIS MARTIN SINGING WELLS COCKERMOUTH CUMBRIA CA13 OSL	ORD 0.1P DEF SHS 4.9	440 NIL	440	01-APR-03
+ MRS MICHELLE MARTIN SINGING WELLS				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 741

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....	COCKERMOUTH CUMBRIA CA13 0SL				
MR STEPHEN MARTIN	46 SUNMEAD ROAD LOWER SUNBURY MIDDLESEX TW16 6PE	ORD 0.1P	NIL	46,182	01-AUG-03
MR THEODORE ISLAY RICHARD MASON	37 ST JOHNS ROAD CLIFTON BRISTOL BS8 2HD	ORD 0.1P DEF SHS 4.9	NIL NIL	2,063 2,063	15-DEC-03 01-APR-03
MR JOSEPH MATTHEW MASSARA	155 ALBURY DRIVE PINNER MIDDX HA5 3RH	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR-03
MR PAUL JOSEPH MASSARA	49 LILLIESHALL ROAD CLAPHAM LONDON SW4 0LW	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR-03
MRS STELLA MARIA MASSEY	DOVER COTTAGES HALIFAX ROAD CHARLESTOWN HEBDEN BRIDGE HX7 6PW	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR GEOFFREY SCOTT MASTON	53 STATION ROAD PERSHORE WORCESTERSHIRE WR10 1PE	ORD 0.1P DEF SHS 4.9	2,010 NIL	2,010	01-APR-03
MR DAVID HILARY MATTES	3 ULLSWATER ROAD LONDON SW13 9PL	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS BRENDA ELIZABETH MATTHEWS	IVY HOUSE SPIRTHILL CALNE WILTS SN11 9HW	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
MR RODERICK STANLEY JOHN MATTOCK	45 HOWARD ROAD PLYMSTOCK PLYMOUTH PL9 7EP	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
JOHN EDGAR MAXTED ESQ	HEREFORD OAST BELL LANE SMARDEN NR ASHFORD KENT TN27 8PA	ORD 0.1P DEF SHS 4.9	1,125 NIL	1,125	01-APR-03
PAUL NELSON MAYES ESQ	HALF ACRES WALPOLE AVENUE CHIPSTEAD SURREY CR5 3PP	ORD 0.1P DEF SHS 4.9	20,714 NIL	20,714	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KEN MCALLEN 1 DERRYSWOOD HOUSE WONERSH SURREY	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DAVID ALEXANDER MCALLISTER ESQ 26 E...N ROAD DATCHET SLOUGH SL3 9AY	ORD 0.1P DEF SHS 4.9	2,529 NIL	2,529	01-APR-03
MR NORMAN MCAUGHTRIE + MRS JANETTE MCAUGHTRIE 1 SOUTH HAMILTON PLACE KILMARNOCK AYRSHIRE SCOTLAND KA1 2DU	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
MRS JANET MCBRIEN 19 THE GORSEWAY BEXHILL ON SEA EAST SUSSEX TN39 4PP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ANTHONY VIVIEN JOHN MCCAlFFERTY ESQ 14 WOODLANDS ROAD CHARING CROSS GLASGOW G3 6UR	ORD 0.1P DEF SHS 4.9	23,000 NIL	20,000	01-APR-03
MR ALEXANDER ROBERT GRANT MCCALUM 130 MARLBOROUGH AVENUE HULL E YORKS HU5 3JX	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR DAVID STUART MCCARTHY 49 WENALLT ROAD ABERDARE MID GLAMORGAN CF44 0RT	ORD 0.1P	10,000		
MR ANTHONY VIVIEN JOHN MCCLAFFERTY FLAT 2/2 14 WOODLANDS ROAD CHARING CROSS GLASGOW G3 6UR	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DEREK GORDON MCCLEAN C/O 3 GLENAAN PARK BANGOR BT20 4SN	ORD 0.1P	27,850		
MR ROBERT NOEL MCCONACHIE + MRS EVELYN MCCONACHIE THE RECTORY 72 THE STREET MEREWORTH MAIDSTONE KENT ME18 5NA	ORD 0.1P DEF SHS 4.9	2,717 NIL	2,717	01-APR-03
MR THOMAS NATHANIEL MCCORD SLEMISH HOUSE 28 BROUGHSHANE ROAD BALLYMENA COUNTY ANTRIM BT43 7DX	ORD 0.1P	20,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR BARRY SHAUN MCCORKELL 68 GIRDWOOD ROAD LONDON SW18 5QT	ORD 0.1P	20,000		
MR COLUM MCCORMACK 55 MORNINGTON ROAD WOODFORD GREEN ESSEX IG8 0TL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-A.R-03
NORMAN MCCRISTALL ESQ 19 WENTWORTH CRESCENT WHITBY NORTH YORKSHIRE YO21 1IQ	ORD 0.1P	5,000		
MR GEORGE TYRRELL MCCULLOCH 11 SHERBROOK AVENUE GLASGOW G41 4PG	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ROBERT LORIMER MCCULLOCH 1 WOODROW COURT PORT GLASGOW ROAD KILMACOLM PA13 4QA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MS IRENE MCCULLOUGH 1 BALLYCREGAGH ROAD CLOUGHMILLS BALLYMENA CO ANTRIM BT44 9LD	ORD 0.1P DEF SHS 4.9	35,000 NIL	35,000	01-APR-03
MR PAUL THOMAS HENRY PATRICK MCCUSKER 111 HOVE AVENUE WALTHAMSTOW E17 7NG	ORD 0.1P	9,230		
MR DANIEL THOMAS MCDONNELL PO BOX 25 CARLOW POST OFFICE CARLOW IRELAND	DEF SHS 4.9	NIL	10,000	01-APR-03
MR DANIEL THOMAS MCDONNELL PO BOX 25 CARLOW POST OFFICE CARLOW IRELAND	ORD 0.1P	NIL	100,000 20,000	30-JUN-03 28-AUG-03
MR DANIEL THOMAS MCDONNELL 035045 ACCT PO BOX 25 POST OFFICE CARLOW IRELAND	ORD 0.1P	170,000		
MR PATRICK DOMINIC MCDONNELL HARFORD HOUSE HARFORD SQUARE CHEW MAGNA BRISTOL BS40 8RA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN FRANCIS MCDONOUGH 9 HAMPSTEAD ROAD BRISLINGTON BRISTOL BS4 3HL	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   244

Registered Number 3508592   Annual return for Peric' : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DAVID PETER MCDOWALL ESQ 29 MELROSE AVENUE LONDON NW2 4LH	ORD 0.1P DEF SHS 4.9	3,218 NIL	3,218	01-APR-03
MR KEITH DESMOND MCDOWALL 2 MALVERN TERRACE LONDON N1 1HR	ORD 0.1P DEF SHS 4.9	1,400 NIL	1,400	01-APR-03
MR GRAEME ALEXANDER MCFARQUHAR CHARWELTON LODGE WOOD DALLING NORWICH NORFOLK NR11 6SD	ORD 0.1P DEF SHS 4.9	6,024 NIL	6,024	01-APR-03
MR ALAN MCGAHAN 26 BEAUFORT CLSOE LYNDEN GATE PUTNEY HEATH LONDON SW15 3TL	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR MATTHEW MCGAHAN SAPLINGS 95 BURKES ROAD BEACONSFIELD BUCKINGHAMSHIRE HP9 1EW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JOHN ROBERT MCGEE 7 PRIORY COURT GUISBOROUGH CLEVELAND TS14 6DN	ORD 0.1P	8,200		
MR PAUL MCGEE 52 WEMYSS ROAD CHESTER CHESHIRE CH1 5PZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR WILLIAM ALAN MCGILVERY 24 LOWER PARK ROAD HASTINGS EAST SUSSEX TN34 2LB	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
DR DAMIAN VINCENT MCGIVERN 44 NORTHGATE WALKINGTON BEVERLEY E YORKS HU17 8ST	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DOCTOR JOHN CHARLES MCGOURTY THE OLD RAMPANT HORSE THE GREEN SHOULDHAM KING'S LYNN NORFOLK PE33 0BY	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JAMES MCGREGOR 23 CALEDONIA WALK ROTHESAY ISLE OF BUTE PA20 0EH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS MARY ANNE MCGUINNESS 22 BROOMCROFT CLAYTON BRADFORD BD14 6NW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS MARGARET MCINTOSH 46 MODLEY PLACE ELLON ABERDEENSHIRE AB41 9BB	ORD 0.1P	200		
MR WILLIAM MCKEEMAN 32 TYLERS ACRE AVENUE EDINBURGH EH12 7JE	ORD 0.1P	10,000		
MR COLIN MCKELLAR 11 HALES PARK HEMEL HEMPSTEAD HERTS HP2 4RH	ORD 0.1P DEF SHS 4.9	10,564 NIL	10,564	01-APR-03
MR NEIL MCKENDRICK 143 BANBURY ROAD KIDLINGTON OXFORDSHIRE OX5 1AL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ANDREW JONATHAN MCKENZIE 15 FALKLAND PLACE CHATHAM KENT ME5 9HR	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS DIANA ELOUISE MCKENZIE FLAT 6 LEESIDE COURT ROTHERHITHE STREET LONDON SE16 1SZ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR IAN DONALD MCKINNELL THE OLD HOUSE LOWER ROAD STOKE ALBANY MARKET HARBOROUGH LE16 8PZ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR ALISTAIR MCLAREN 99 HAMPDEN ROAD HITCHIN HERTS SG4 CLB	ORD 0.1P DEF SHS 4.9	15,686 NIL	15,686	01-APR-03
IAN TODD MCLAREN ESQ THE BEECHES 132 PERTH ROAD BLAIRGOWRIE PERTHSHIRE PH10 6EQ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR VICTOR THOMAS MCLAUGHLIN + MRS LAURA MCLAUGHLIN 128 HIGHTOWN ROAD NEWTOWNABBEY COUNTY ANTRIM BT36 7AU	ORD 0.1P DEF SHS 4.9	1,854 NIL	1,854	01-APR-03
MR MAURICE SHAUN ANTHONY MCLEOD 61 COPELAND HOUSE 760 GARRATT LANE TOOTING LONDON SW17 0NG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS BARBARA MCLINTOCK 5 SEAFORTH GARDENS WINCHMORE HILL ROAD LONDON N21 3BT	ORD 0.1P	65,000		
MR IAIN MCLINTOCK C/O FRANK MCLINTOCK 5 SEAFORTH GARDENS WINCHMORE HILL LONDON N21 3BT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JAMIE MCLINTOCK C/O FRANK MCLINTOCK 5 SEAFORTH GARDENS WINCHMORE HILL LONDON N21 3BT	ORD 0.1P DFF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR SCOTT MCLINTOCK 40 KING EDWARDS ROAD ENFIELD MIDDLESEX EN3 7DB	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
GERALD MCMAHON ESQ 16 LODGE CLOSE CHIGWELL ESSEX IG7 6JL	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR STEVEN MICHAEL MCMAHON 7 BROWNS HEDGE PITSTONE LEIGHTON BUZZARD BEDFORDSHIRE LU7 9GH	ORD 0.1P	81,699		
MR PATRICK GERARD MCMEEL 11 DERRY CLOONEY ROAD AUGHER COUNTY TYRONE BELFAST BT76 0BD	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS MARYANN MCMILLAN 10 OLD FARM ROAD OAKDALE POOLE DORSET BH15 3LW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR PATRICK MCNALLY 41 CHURCH LANE LACEBY NR GRIMSBY NORTH EAST LINCS DN37 7BW	ORD 0.1P	3,770		
+ MR JAMES STEPHEN WATSON HIDDEN HOUSE STALLINSBOROUGH ROAD IMMINSHAM NORTH EAST LINCS DN40 1NW				
+ MR KEVIN BARKER 15 HAYERBY ROAD LACEBY GRIMSBY NORTH EAST LINCS DN37 7AZ				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 247

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.... + MR DENNIS STEEL				
MR STEPHEN FRANCIS MCNALLY 13 ST HILDA'S AVENUE GRIMSBY NORTH EAST LINCS DN34 4PF	ORD 0.1P	16,666		
MR SHANE MCVICKER 136 STOPSLEY MOBILE HOME PARK ST THOMAS'S ROAD LUTON BEDFORDSHIRE LU2 7US	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ELEANOR MCWATT FLAT 2/R 26 TASSIE STREET SHAWLANDS GLASGOW G41 3QF	ORD 0.1P DEF SHS 4.9	2,941 NIL	2,941	01-APR-03
HUGH AIRD MCWHINNIE ESQ 4 GOWAN PLACE ARBROATH ANGUS DD11 5DU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DONALD HENRY HAROLD MEACOCK 16 DOUGLAS AVENUE LANGBANK PORT GLASGOW PA14 6PE	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MRS BARBARA ANNE MEADE TUDOR LODGE 40 EWELL DOWNS ROAD EWELL SURREY KT17 3BW	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR LIONEL MEADE 197 BOUGHTON GREEN ROAD KINGSTHORPE NORTHAMPTON NORTHANTS NN2 7AF	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ANTONY ROWLAND MEAGOR 27 STELLMAN CLOSE LONDON E5 8QN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR DAVID MEARS POLGARTH POLURRIAN ROAD MULLION HELSTON CORNWALL TR12 7EN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ZHORES MEDVEDEV 174 THE AVENUE WEST WICKHAM KENT BR4 0EA	ORD 0.1P DEF SHS 4.9	50,000 NIL	10,000	01-APR-03
	4 OSBORN GARDENS MILL HILL LONDON NW7 1DY			

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   248

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DAVID ALBERT MEE 186 CROYLAND ROAD LONDON N9 7BD	ORD 0.1P	10,909		
BARRY MEEKE ESQ GLENCOE BUSH DUNGANNON COUNTY TYRONE NORTHERN IRELAND BT71 6QU	ORD 0.1P	10		
MEG HOLDINGS LIMITED P O BOX 287 WESTERN HOUSE PLACE DU COMMERCE ST PETER PORT GUERNSEY CHANNEL ISLANDS GY1 3RL	ORD 0.1P	NIL	100,000	07-MAR-03
MEGAC LIMITED CALLISTER HOUSE LEWIS STREET ST HELIER JERSEY	ORD 0.1P DEF SHS 4.9	337,190 NIL	337,190	01-APR-03
MR AJAY MEHTA 43 FERN ROAD ST. LEONARDS ON SEA EAST SUSSEX TN38 0UJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MISS NALINI ASHA LILLA MEHTA 1 SANDOWN ROAD STEVENAGE HERTS SG1 5SD	ORD 0.1P DEF SHS 4.9	2,268 NIL	2,268	01-APR-03
MR JACQUES YVON MEILHAN + MRS LYNNE MAY MEILHAN 53 STOCKBRIDGE ROAD ELLOUGHTON BROUGH HU15 1HW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MELLON NOMINEES (UK) LIMITED BSDTUKN ACCT PO BOX 39996 160 QUEEN VICTORIA STREET LONDON EC4V 4LA	ORD 0.1P	NIL	50,000 40,000 10,000	19-JUN-03 23-JUN-03 01-SEP-03
MR GRAHAM MELLOR 9 WOODHURST SOUTH RAY MEAD ROAD MAIDENHEAD BERKSHIRE SL6 8NZ	ORD 0.1P	51,499		
MR STEPHEN MELLOR 3 BEARCROFT GRANGE HINSTOCK MARKET DRAYTON SHROPSHIRE TF9 2NX	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MERCURY ACCESS LTD MERCURY HOUSE 190-194 HIGH STREET DORKING SURREY RH4 1QR	ORD 0.1P	200,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MERRILL LYNCH INTERNATIONAL MAIN ACCT P.O. BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	NIL	50,000 133,000	22-JUL-03 16-JAN-04
MERRILL LYNCH NOMINEES LIMITED 652 ACCT 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	NIL	133,000 12,000	12-JAN-04 16-JAN-04
MR WILLIAM JOHN MERRYWEATHER OVERWOOD HOUSE 101A COCK LANE HIGH WYCOMBE BUCKINGHAMSHIRE HP13 7DZ	ORD 0.1P	40,000		
MR MONTAGU METH 57 LAKENHEATH LONDON N14 4RR	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
THE HONOURABLE MISS ROSALIND LEONORA MIDDLETON CAMPBELL 16 CATSLIP NETTLEBED HENLEY ON THAMES OXON RG9 5BL	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR RICHARD MIDWINTER MUCKLESTONE WOOD NR MARKET DRAYTON SALOP TF9 4EF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
BARRY HUGH MILES ESQ FCA 3 SANDOWN AVENUE GORING BY SEA WORTHING WEST SUSSEX BN12 4PX	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
KEVIN JOHN MILES ESQ 16 MOORLAND DRIVE PUDSEY LEEDS WEST YORKSHIRE LS28 8ER	DEF SHS 4.9	NIL	6,896	01-APR-03
KEVIN JOHN MILES ESQ 16 MOORLAND DRIVE PUDSEY LEEDS WEST YORKSHIRE LS28 8ER	ORD 0.1P	6,896		
MRS LYNETTE MILFORD TROON HOUSE SUTTON ROAD LANGLEY MAIDSTONE ME17 3LZ	ORD 0.1P DEF SHS 4.9	20,C00 NIL	20,000	01-APR-03
MR JOHN PAUL MILGATE THE OAST HOUSE FOREST FARM PEMBURY ROAD TONBRIDGE KENT TN11 OND	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JACQUELINE ELIZABETH MILLER	22 ROYDS AVENUE ACCRINGTON LANCASHIRE BB5 2LE	ORD 0.1P	4,705		
MR STEVEN MILLER	WEBBS COTTAGE HONEYPOT LANE SCONES GREEN HARWICH CO12 5DF	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR-03
MRS ELIZABETH MARGARET MILLIGAN	89 GLEN SHEE AVENUE NEILSTON GLASGOW LANARKSHIRE G78 3QH	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR ARTHUR MILLINGTON + MRS JOAN MILLINGTON	35 COCKER STREET BLACKPOOL LANCASHIRE FY1 2BZ	ORD 0.1P	55,100		
MRS ANITA JOY MILLS	THE MILL EYTONON THE WEALD MOORS TELFORD SALOP TF6 6ET	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR STEWART WILSON MILLS	ROSEMOUNT 9 CLOCKSTON ROAD GALSTON AYRSHIRE KAL 8LW	ORD 0.1P	35,000		
MRS SYLVIA JUNE MILLS	242 THORPE HALL AVENUE THORPE BAY ESSEX SS1 3SE	ORD 0.1P DEF SHS 4.9	24,000 NIL	24,000	01-APR-03
MR BRUCE MILTON	14 LANDALE ROAD PETERHEAD AB42 1QP	ORD 0.1P	40,000		
MR DILIP KUMR MIRPURI	195 REGENIS PARK ROAD LONDON N3 3PA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RAKESH CHANDER MISRA + MRS SAVITA MISRA	183 WETHERBY ROAD LEEDS WEST YORKSHIRE LS17 8ND	ORD 0.1P DEF SHS 4.9	12,453 NIL	2,453	01-APR-03
MR BALURHI MISTRY	72 BONSALL STREET LEICESTER LEICESTERSHIRE LE5 5AE	ORD 0.1P	NIL	4,651	28-FEB-03
MR MITESH MISTRY	C/O 72 BONSALL STREET LEICESTER LE5 5AE	ORD 0.1P DEF SHS 4.9	4,651 NIL	4,651	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR ANTHONY JOHN MITCHAM	8 PRIMLEY GARDENS SIDMOUTH EX10 9LE	ORD 0.1P	NIL	30,000	21-MAR-03
MR GORDON ARNOLD MITCHELL	FIELDBANK 65 PARK LANE CONGLETON CHESHIRE CW12 3DD	ORD 0.1P DEF SHS 4.9	17,500 NIL	17,500	01-APR-03
MR HERBERT EDWARD MITCHELL	16 RUTLAND COURT NEW CHURCH ROAD HOVE SUSSEX BN3 4AE	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR JAMES ROBERT MITCHELL	SOUTHLAWN WOOLTON HILL NEWBURY BERKSHIRE RG20 9XQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MADELINE DEBORAH MITCHELL	BIRCH HOUSE PEDLARS LANE THERFIELD ROYSTON HERTS SG8 9PX	ORD 0.1P DEF SHS 4.9	2,200 NIL	2,200	01-APR-03
MR COLIN MITCHELSON	33 WINDSOR TERRACE NEWBIGGIN-BY-THE-SEA NORTHUMBERLAND NE64 6UJ	ORD 0.1P DEF SHS 4.9	127 NIL	127	01-APR-03
MRS SUZANNE JANE MITCHISON	14 THE HEADLAND EAST GOSCOTE LEICESTER LEICESTERSHIRE LE7 3QT	ORD 0.1P DEF SHS 4.9	588 NIL	588	01-APR-03
MR VARDAN MKRTCHYAN	10 HAVERDALE ROAD HAVERCROFT WAKEFIELD WF4 2EL	ORD 0.1P	NIL	3,000	30-JUL-03
MRS NIRMALABEN MODI	THREE GABLES 30A BARTLE CLOSE BRADFORD BD7 4QH	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
MR GRAHAM MOFFAT	25 LOCHNAGAR DRIVE BEARSDEN GLASGOW G61 4RP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR SHABIR MOHAMEDALI	FEMMES 377 FIELD END ROAD EASTCOTE MIDDLESEX HA4 9NX	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR IAIN MOLINTOCK 125 FORE STREET EDMONTON LONDON N18 2XF	ORD 0.1P DEF SHS 4.9	48,192 NIL	48,192	01-APR-03
MR DAVID PATRICK MOLLOY 4 ASHRIDGE CLOSE SOUTHAMPTON SO15 2GX	ORD 0.1P DEF SHS 4.9	7,350 NIL	7,350	01-APR-03
SIMON PHILIP MONKS ESQ 18 WILDERSWOOD CLOSE WHITTLE LE WOODS CHORLEY LANCASHIRE PR6 7SH	ORD 0.1P	36,985		
MR DAVID JOHN MONTGOMERY 52 STATION ROAD WYTHALL WORCESTER B47 6AB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
LT COL JOHN COUTTS DUFFUS MONTGOMERY CHERRYBANK THE CAUSER NETHY BRIDGE INVERNESS-SHIRE PH25 3DS	ORD 0.1P DEF SHS 4.9	NIL NIL	6,000 6,000	10-JUL-03 01-APR-03
MR KENNETH MONTGOMERY 18 ROB ROY ROAD KINLOCHLEVEN ARGYLL PH50 4RA	ORD 0.1P	17,200		
MR CLIVE WALKER MOODY 2 OLD COACH GARDENS UPPER MALONE ROAD BELFAST BT9 5PQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS DENISE JANE MOON 10 STANFORD ROAD GRAYS ESSEX RM16 4XS	ORD 0.1P DEF SHS 4.9	265 NIL	265	01-APR-03
MR WILLIAM MOONEY 10 GARTON CLOSE APPLEBY MAGNA DERBYSHIRE DE12 7AU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JOHN DAVID MOORCRAFT 8 CLOISTERS 22 COLLEGE ROAD CLIFTON BRISTOL BS8 3HZ	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR DAVID MOORE 43 REGENCY WAY BEXLEYHEATH KENT DA6 8BT	ORD 0.1P	150,829		
MR PIERS MOORE 9 CHURCH STREET FENSTANTON HUNTINGDON CAMBRIDGESHIRE PE28 9JL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RODNEY DEALEY MOORE	ORD 0.1P	10,000		
MILL HOUSE	DEF SHS 4.9	NIL	10,000	01-APR-03
MILL ROAD				
HALVERGATE				
NORFOLK NR13 3PG				
MR BRIAN MORDECAI	ORD 0.1P	20,000		
48 SOUTH DRIVE	DEF SHS 4.9	NIL	20,000	01-APR-03
CHEAM				
SUTTON				
SURREY SM2 7PN				
MR DAVID PHILIP CALE-MORGAN	ORD 0.1P	50,000		
386 MANCHESTER ROAD				
MILLHOUSE GREEN				
SHEFFIELD S36 9NS				
MRS FRANCISCA MORGAN	ORD 0.1P	3,500		
30 GORSE CRESCENT	DEF SHS 4.9	NIL	3,500	01-APR-03
AYLESFORD				
KENT ME20 6EX				
MR HAYDEN MORGAN	ORD 0.1P	2,500		
ALDERNEY HOUSE	DEF SHS 4.9	NIL	2,500	01-APR-03
GRAND BOUET				
ST PETER PORT				
GUERNSEY GY1 2RY				
MR JOHN MICHAEL MORGAN	ORD 0.1P	10,000		
3 OLD PARR CLOSE				
BANBURY				
OXFORDSHIRE OX16 5HY				
JOHN OSWALD MORGAN ESQ	ORD 0.1P	10,000		
14 ELTHIRON ROAD	DEF SHS 4.9	NIL	10,000	01-APR-03
LONDON SW6 4BN				
MORGAN NOMINEES LIMITED	DEF SHS 4.9	NIL	10,000	01-APR-03
525 FERRY ROAD				
EDINBURGH EH5 2AW				
MORGAN NOMINEES LIMITED	ORD 0.1P	NIL	10,000	22-OCT-03
525 FERRY ROAD				
EDINBURGH EH5 2AW				
MORGAN STANLEY QUILTER NOMINEES	DEF SHS 4.9	NIL	4,130	01-APR-03
LIMITED				
ST HELEN'S				
1 UNDERSHAFT				
LONDON EC3A 8BB				
MORGAN STANLEY QUILTER NOMINEES	ORD 0.1P	4,130		
LIMITED				
ST HELEN'S				
1 UNDERSHAFT				
LONDON EC3A 8BB				
MORGAN STANLEY QUILTER NOMINEES	ORD 0.1P	NIL	10,000	24-JUN-03
LIMITED AP ACCT				
ST HELEN'S				
1 UNDERSHAFT				
LONDON EC3A 8BB				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MORGAN STANLEY QUILTER NOMINEES LIMITED AS ACCT	ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	NIL	21,000	25-NOV-03
MORGAN STANLEY QUILTER NOMINEES LIMITED BC ACCT	ST HELEN'S 1 UNDERSHAFT LONDON EC3A 8BB	ORD 0.1P	NIL	40,000	14-JUL-03
MR STEPHEN JOHN MORGAN	63 HURST ROAD SIDCUP KENT DA15 9AE	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS SHEILA MORIARTY	CASTLEMARTIN 3 BALLINAPARK BRITTAS BAY CO WICKLOW REPUBLIC OF IRELAND	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ROGER STUART MORLEY ESQ	21A WINSTON ROAD LONDON N16 9LU	ORD 0.1P DEF SHS 4.9	3,333 NIL	3,333	01-APR-03
MR CHARLES HORRIS	23 KIRKBARROW KENDAL CUMBRIA LA9 5PE	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
DAVID MORRIS ESQ	THE BEECHES 3 MANOR CLOSE BERROW SOMERSET TA8 2LN	ORD 0.1P	20,000		
HARVEY DANIEL MORRIS ESQ	265 MONUMENT ROAD EDGBASTON BIRMINGHAM B16 8XF	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
HARVEY DANIEL MORRIS ESQ	HALESBY HOUSE 219 BROMSGROVE ROAD HUNNINGTON HALESOWEN WEST MIDLANDS B62 0JS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR RYAN MORRIS	23 KIRKBARROW KENDAL CUMBRIA LA9 5DE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR WALTER JAMES MORRIS	COOMBE COTTAGE TUBBS LANE, HIGHCLERE NR NEWBURY BERKS RG20 9PW	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   255

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR NICHOLAS MORROW 17 HAWKSWORTH CLOSE LEEK STAFFORDSHIRE ST13 8HH	ORD 0.1P DEF SHS 4.9	12,500 NIL	7,500	01-APR-03
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	DEF SHS 4.9	NIL	1,000	01-APR-03
MORSTAN NOMINEES LIMITED 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	ORD 0.1P	1,000		
MORSTAN NOMINEES LIMITED FIRM ACCT 25 CABOT SQUARE CANARY WHARF LONDON E14 4QA	ORD 0.1P	NIL	100,000	20-JAN-04
DAVID JAMES MORTIMER ESQ + MRS JOCELYN MARGUERITE MORTIMER CORNERSTONES BAILIFFS CROSS ROAD ST ANDREWS GUERNSEY CHANNEL ISLANDS GY6 8RT	ORD 0.1P	1,540		
MR DAVID PAUL MORTIMER 93 MOUNT PLEASANT COCKFOSTERS BARNET HERTS EN4 9ET	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR SHANE BARRIE MORTIMER 84 BEECH AVENUE HALSTEAD ESSEX CO9 2TR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR WILLIAM HENRY MORTIMER 14 APPLEMEDE SILVERTON EXETER EX5 4JX	ORD 0.1P	10,000		
MR JOHN MORTON 45 GRANGEBURN ROAD GRANGEMOUTH STIRLINGSHIRE FK3 9AN	ORD 0.1P	20,000		
MR KELVIN MORTON 11 WOODLAND PLACE GREAT BARTON BURY ST EDMUNDS SUFFOLK IP31 2TG	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR PHILIP ROBERT MOSELEY 82 WALCOTT AVE CHRISTCHURH DORSET BH23 2NG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR AIDAN JOSEPH MOSS 6 MOYRA CRESCENT SAINTFIELD BALLYNAHINCH CO DOWN BT24 7AG	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MR DARREN MOSS 22 CARLINE ROAD LINCOLN LN1 1HL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
ALAN WILLIAM MOULDS ESQ COURTFIELD COTTAGE KEPNAL PEWSEY WILTS SN9 5JL	ORD 0.1P DEF SHS 4.9	7,955 NIL	7,955	01-APR-03
MR NORMAN MOUNSOR 5 THIMBLE HALL LANE NEWPORT BROUGH EAST YORKS HU15 2PX	ORD 0.1P	10,000		
GRAHAME MALCOLM MOUNTFORD ESQ + MRS SHIRLEY MARGUERITE MOUNTFORD POND VIEW 124 SANDYHURST LANE ASHFORD KENT TN25 4NT	ORD 0.1P DEF SHS 4.9	8,500 NIL	8,500	01-APR-03
MR JON STEVEN MUCKLOW SUNNINGDALE BLACKBERRY LANE HALESOWEN WEST MIDLANDS B63 4NX	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ROBERT OLIVER MUDGE 26 SPRINGFIELD BRADFORD ON AVON WILTS BA15 1BB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR RICHARD JOHN MULLINS 22A FIRST AVENUE ST ANNES BRISTOL BS4 4DU	ORD 0.1P DEF SHS 4.9	2,197 NIL	2,197	01-APR-03
MR CLIVE JOHN MUNRO WELLSWOOD HOUSE LINCOMBE HILL ROAD WELLSWOOD TORQUAY TQ1 7HN	ORD 0.1P DEF SHS 4.9	2,743 NIL	2,743	01-APR-03
LEWIE MUNRO ESQ 99F WEST PRINCES STREET HELENSBURGH DUNBARTONSHIRE G84 8BH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
RICHARD CHRISTOPHER MUNRO ESQ FLORAL VILLA SHERWELL LANE CHELSTON TORQUAY DEVON TQ2 6BH	ORD 0.1P DEF SHS 4.9	743 NIL	743	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR STUART IAN MUNRO THE COACH HOUSE LAMBS LANE SWALLOWFIELD READING BERKSHIRE RG7 1JE	ORD 0.1P DEF SHS 4.9	1,428 NIL	1,428	01-APR-03
MR ALMA RUSSELL MUNSON 8 DEVONSHIRE MEWS WEST LONDON W1G 6QE	ORD 0.1P	100,000		
MR RODGER ALAN RICHARDSON-MURCH THE ZOO HOUSE 5 MORETON ROAD SHELLEY CHIPPING ONGAR ESSEX CM5 0AP	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
COLIN GEORGE MURDOCH ESQ 207 BRECHIN ROAD ARBROATH ANGUS DD11 4AR	ORD 0.1P DEF SHS 4.9	25,017 NIL	25,017	01-APR-03
MR DARREN MURFITT 16 COLLIER CLOSE ELY CAMBS CB6 3WX	ORD 0.1P	3,500		
MR STEVEN MUROMBE 211 CAVENDISH AVENUE LONDON W13 0JZ	ORD 0.1P	NIL	5,736 10,000 15,000	19-JUN-03 22-AUG-03 11-SEP-03
MICHAEL MURPHY ESQ 142 HODDERN AVENUE PEACEHAVEN EAST SUSSEX BN10 7QU	DEF SHS 4.9	NIL	300	01-APR-03
MICHAEL MURPHY ESQ 142 HODDERN AVENUE PEACEHAVEN EAST SUSSEX BN10 7QU	ORD 0.1P	300		
MR CHRISTIAN MURRAY 4 WATERLOW CLOSE NEWPORT PAGNELL BUCKS MK16 0JS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR CHRISTIAN MURRAY 4 WATERLOW CLOSE NEWPORT PAGNELL BUCKS MK16 0JS	ORD 0.1P	NIL	10,000	29-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R745

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JACQUELINE MURRAY 44 JUBILEE DRIVE SOUTH RUISLIP MIDDLESEX HA4 0PQ	ORD 0.1P	NIL	10,000	04-MAR-03
MRS SONIA MURRAY 12 DULOE ROAD ST NEOTS CAMBRIDGESHIRE PE19 8FQ	ORD 0.1P DEF SHS 4.9	2,363 NIL	2,363	01-APR-03
MRS JANE ELISABETH MUTTRAM THE COTTAGE THE STREET EWHURST CRANLEIGH GU6 7QA	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
JOHN ALAN MYERS ESQ 8 PRINCESS STREET RAWDON LEEDS LS19 6BS	ORD 0.1P DEF SHS 4.9	NIL NIL	7,500 7,500	02-JAN-04 01-APR-03
MISS MARY MYERS 4 GRAHAM DRIVE MILNGAVIE GLASGOW LANARKSHIRE G62 7DX	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR IAN ANTHONY NADIN WATERMEADOWS 10 WOOD CRESCENT BOUNDARY FARM STAFFORD ST16 1NY	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR JAYAPRAGAS NAIR 4 WILLERBY HALL MEWS 134 MAIN STREET WILLERBY EAST YORKSHIRE HU10 6DA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS DIAAN NAKHJEVAN 112 GALLEYWOOD ROAD GREAT BADDOW CHELMSFORD ESSEX CM2 8DP	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR IAN VICTOR NASH LOWER FARM EFFINGHAM COMMON ROAD EFFINGHAM SURREY KT24 5JG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS LINDA MARGARET PORTSMOUTH - NASH 51 ASHTREE ROAD NORWICH NORFOLK NR5 0LR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
PERVEZ NASIR ESQ + MRS PARVEEN AKHTAR NASIR 23 STATHAM CLOSE LUTON BEDFORDSHIRE LU3 4EJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   259

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS MICHELLE NASSAU	HOME FARM WORTLEY NR SHEFFIELD S35 7DB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
NATWEST STOCKBROKERS NOMINEES LIMITED CERTPUR ACCT	55 MANSELL STREET LONDON E1 8AN	ORD 0.1P	NIL	3,000 50,000 50,000 1,000 10,525	21-FEB-03 22-MAY-03 23-JUN-03 26-JUN-03 26-JUN-03
NATWEST STOCKBROKERS NOMINEES LIMITED SPONPUR ACCT	55 MANSELL STREET LONDON E1 8AN	ORD 0.iP	NIL	7,500 40,000	25-MAR-03 08-SEP-03
NATWEST STOCKBROKERS NOMINEES LIMITED SPONSALE ACCT	55 MANSELL STREET LONDON E1 8AN	ORD 0.1P	NIL	40,000	05-SEP-03
NCB BROKING NOMINEES LIMITED 7 ACCT	3 GEORGES DOCK IFSC DUBLIN 1 IRELAND	ORD 0.1P	NIL	197,000	25-JUL-03
NCL NOMINEES LTD 115711 ACCT	BARTLETT HOUSE 9/12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	NIL	50,000	08-JAN-04
NCL (NOMINEES) LIMITED 115711 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	50,000		
NCL (NOMINEES) LIMITED 116487 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	DEF SHS 4.9	NIL	25,000	01-APR-03
NCL (NOMINEES) LIMITED 116487 ACCT	BARTLETT HOUSF 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	25,000		
NCL (NOMINEES) LIMITED 143498 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	DEF SHS 4.9	NIL	1,000	01-APR-03
NCL (NOMINEES) LIMITED 143498 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	1,000		
NCL NOMINEES LIMITED 143754 ACCT	BARTLETT HOUSE 9/12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	NIL	800,000	08-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 260

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
NCL (NOMINEES) LIMITED 143754 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	1,500,000	500,000 300,000	21-JAN-04 23-JAN-04
NCL (NOMINEES) LIMITED 170495 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	NIL	250,000 250,000	26-JUN-03 26-JUN-03
NCL (NOMINEES) LIMITED 174389 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	DEF SHS 4.9	NIL	16,500	01-APR-03
NCL (NOMINEES) LIMITED 174389 ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	16,500		
NCL (NOMINEES) LIMITED BUYPAP ACCT	BARTLETT HOUSE 9-12 BASINGHALL STREET LONDON EC2V 5NS	ORD 0.1P	NIL	100,000	18-SEP-03
ADRIAN PETER NEARY ESQ + DR SANDRA DAWN TINKLER	49 GRANBY GROVE HIGHFIELD SOUTHAMPTON SO17 3RY	DEF SHS 4.9	NIL	8,333	01-APR-03
ADRIAN PETER NEARY ESQ + DR SANDRA DAWN TINKLER	49 GRANBY GROVE HIGHFIELD SOUTHAMPTON SO17 3RY	ORD 0.1P	8,333		
MRS IVIE CATHERINE NEEDHAM + CHARLES RONALD NEEDHAM ESQ	45 HOWE RD ONCHAN ISLE OF MAN IM3 2AZ	ORD 0.1P	30,000		
MR COLIN FREDERICK NEESOM	24 BREDERO DRIVE BANCHORY KINCARDINESHIRE AB31 5Z8	ORD 0.1P DEF SHS 4.9	6,836 NIL	6,391 1,836	07-JUL-03 01-APR-03
MR ANDREW VICTOR NELSON	SPRINGWOOD HATLEX HILL WEST BANK LANCASTER LANCS LA2 6ET	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS PATRICIA DOROTHY NELSON	SPRINGWOOD 3 HATLEX HILL WEST BANK LANCASTER LA2 6ET	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR LEC NELUSHI	131 SIXTH AVENUE LONDON E12 5PT	ORD 0.1P DEF SHS 4.9	6,729 NIL	6,729	01-APR-03
NEW TOWN NOMINEES LIMITED	10 GEORGE STREET EDINBURGH EH2 2PZ	DEF SHS 4.9	NIL	28,000	01-APR-03
NEW TOWN NOMINEES LIMITED	10 GEORGE STREET EDINBURGH EH2 2PZ	ORD 0.1P	NIL	28,000	07-APR-03
NEW TOWN NOMINEES LIMITED PURCHASE ACCT	10 GEORGE STREET EDINBURGH EH2 2PZ	ORD 0.1P	NIL	7,363	04-MAR-03
MR BRENDAN NEWALL	10 HOLMES ROAD FAILSWORTH MANCHESTER M35 0CX	ORD 0.1P	40,000		
MR ANTHONY GEORGE FOSTER NEWBERY	PENRALLT LLANBEDR GWYNEDD LL45 2PA	ORD 0.1P DEF SHS 4.9	104,000 NIL	4,000	01-APR-03
MRS JUDITH MARY NEWBERY	PENRALLT LLANBEDR GWYNEDD LL45 2PA	ORD 0.1P DEF SHS 4.9	104,000 NIL	4,000	01-APR-03
MARK ALAN NEWLANDS ESQ	91 NORTHERN ROAD SLOUGH BERKSHIRE SL2 1LS	ORD 0.1P	30,003		
MR EDWARD NEWNHAM	LAWN COTTAGE, PORTSMOUTH ROAD MILFORD GODALMING SURREY GU8 5HZ	ORD 0.1P DEF SHS 4.9	22 NIL	22	01-APR-03
MR CHEE KHOON NG	57 ALBEMARLE ROAD BECKENHAM KENT BR3 5HL	ORD 0.1P DEF SHS 4.9	3,500 NIL	5,500	01-APR-03
MR BRIAN NICHOL + MRS PATRICIA ALICE NICHOL	64 GENERAL JOHNSON COURT WAYNFLETE PLACE WINCHESTER HANTS SO22 4DB	ORD 0.1P DEF SHS 4.9	1,092 NIL	1,092	01-APR-03
MR DEREK ROBERT NICHOLAS	5 PILL ROAD MILFORD HAVEN PEMPROKESHIRE SA73 2NS	ORD 0.1P DEF SHS 4.9	1,794 NIL	1,794	01-APR-03
MR LARRY JAMES NICHOLAS	8 DAVEY CRESCENT GREAT SHELFORD CAMBS CB2 5JF	ORD 0.1P DEF SHS 4.9	1,119 NIL	1,119	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS ELIZABETH ROSEMARY NICHOLL	33 MULLURG ROAD MULLABRACK MARKETHILL CO ARMAGH BT60 1UB	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS ELAINE JACQUELINE NICHOLLS + KEVIN GUY NICHOLLS ESQ	9 THE COPPICE SUTTON IN CRAVEN KEIGHLEY WEST YORKSHIRE BD20 8BT	ORD 0.1P	NIL	30,923	07-NOV-03
MR MARTIN JAMES NICHOLLS	24 BERKELEY CLOSE IPSWICH IP4 2TS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS PATRICIA NICHOLLS	24 ST PETERS WAY EDGMOND NEWPORT SHROPSHIRE TF10 8LQ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR RALPH NICHOLLS	196 HIGH STREET HANHAM BRISTOL AVON BS15 3HJ	ORD 0.1P	20,000		
ROBERT NICHOLLS ESQ MAN ACCT	24 BONVILLE CHASE BOWDON ALTRINCHAM CHESHIRE WA14 4QA	ORD 0.1P	10,000		
ROBERT NICHOLLS ESQ REN ACCT	24 BONVILLE CHASE BOWDON ALTRINCHAM CHESHIRE WA14 4QA	ORD 0.1P DEF SHS 4.9	11,000 NIL	1,000	01-APR-03
PETER JOHN DICKSON NICHOLSON ESQ	TOR VIEW VEILLE LANE SHIPHAY TORQUAY DEVON TQ2 7HA	ORD 0.1P	20,000		
MR FRASER NICOL	11 CORNFIELD DRIVE BISHOPS CLEEVE CHELTENHAM GL52 4YR	ORD 0.1P DEF SHS 4.9	3,C53 NIL	3,053	01-APR-03
JOHN NICOL ESQ	17 HOMEFIELD LOCKING WESTON SUPER MARE AVON BS24 8EA	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS ENA COFMAN-NICORESTI	18 LORD ROBERTS AVENUE LEIGH-ON-SEA ESSEX SS9 1NE	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MRS NICOLA JOANNE NISBET	BONNOBA MID YELL SHETLAND ISLES SCOTLAND ZE2 9BN	ORD 0.1P DEF SHS 4.9	1,871 NIL	1,871	01-APR-03
ANDREW JOHN NOBLE ESQ	23 NORTH STREET NORTHAM BIDEFORD DEVON EX39 1DH	ORD 0.1P	NIL	100,000	13-OCT-03
MR FRANCIS KIRK NOBLETT	38 NORTHWOOD FALLS WOODLESFORD LEEDS LS26 8PD	DEF SHS 4.9	NIL	11,000	01-APR-03
MR FRANCIS KIRK NOBLETT	38 NORTHWOOD FALLS WOODLESFORD LEEDS LS26 8PD	ORD 0.1P	NIL	11,000	30-JUL-03
MRS SUSAN ELIZABETH BATHURST-NORMAN	14 ORCHARD RISE RICHMOND SURREY TW10 5BX	ORD 0.1P DEF SHS 4.9	6,382 NIL	6,382	01-APR-03
MR ANDREW DAVID NORRIS	FLAT 7 MONROE HOUSE 7 LORNE CLOSE LONDON NW8 7JN	ORD 0.1P DEF SHS 4.9	26,476 NIL	4,444	01-APR-03
NORTH CASTLE STREET (NOMINEES) LIMITED LN731 ACCT	PO BOX NO 8 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7QH	ORD 0.1P	NIL	50,000 50,000	03-JUL-03 15-JUL-03
NORTH CASTLE STREET (NOMINEES) LIMITED NCL1226 ACCT	PO BOX NO 8 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7QH	DEF SHS 4.9	NIL	17,500	01-APR-03
NORTH CASTLE STREET (NOMINEES) LIMITED NCL1226 ACCT	PO BOX NO 8 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7QH	ORD 0.1P	NIL	17,500	09-JUL-03
NORTHERN AND MIDLAND NOMINEES LIMITED NOM1 ACCT	ROYAL LIVER BUILDING PIER HEAD LIVERPOOL L3 1NY	DEF SHS 4.9	NIL	15,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
NORTHERN AND MIDLAND NOMINEES LIMITED NOM1 ACCT ROYAL LIVER BUILDING PIER HEAD LIVERPOOL L3 1LL	ORD 0.1P	NIL	15,500	15-DEC-03
MR PETER NORTON + MRS JETTA NORTON 41 WHITEHALL PARK LONDON N19 3TW	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
NORTRUST NOMINEES LIMITED 50 BANK STREET CANARY WHARF LONDON E14 5NT	DEF SHS 4.9	NIL	4,018,714	01-APR-03
NORTRUST NOMINEES LIMITED 50 BANK STREET CANARY WHARF LONDON E14 5NT	ORD 0.1P	13,005,713	13,000 250,000 250,000 500,000 3,000,000 20,212,121 17,212,121	03-SEP-03 16-JAN-04 20-JAN-04 27-JAN-04 27-JAN-04 29-JAN-04 04-FEB-04
NORTRUST NOMINEES LIMITED TDS ACCT 50 BANK STREET CANARY WHARF LONDON E14 5NT	DEF SHS 4.9	NIL	252,500	01-APR-03
NORTRUST NOMINEES LIMITED TDS ACCT 50 BANK STREET CANARY WHARF LONDON E14 5NT	ORD 0.1P	252,500		
NORTRUST NOMINEES LIMITED NEWOPP ACCT 50 BANK STREET CANARY WHARF LONDON E14 5NT	ORD 0.1P	17,212,121	20,212,121	02-FEB-04
MR STEPHEN ANTHONY NOYCE HIGHLAND SANDY HILL ROAD SAUNDERSFOOT DYFED SA69 9PL	ORD 0.1P DEF SHS 4.9	3,250 NIL	3,250	01-APR-03
MR ISAAC DANIEL NOYE 31 SOUTHWOOD ROAD FARNBOROUGH HANTS GU14 0JG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
NUTRACO NOMINEES LIMITED ONE CANADA SQUARE LONDON E14 5AL	ORD 0.1P	NIL	100,000	16-OCT-03
MR DANIEL SIMON NUTTELL 43 SMEATON CLOSE BLAKELANDS MILTON KEYNES BUCKINGHAMSHIRE MK14 5HG	ORD 0.1P DEF SHS 4.9	2,582 NIL	2,582	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V..1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
N.Y. NOMINEES LIMITED	PO BOX 293 20 FARRINGDON RCAD LONDON EC1M 3NH	DEF SHS 4.9	NIL	2,394,344	01-APR-03
N.Y. NOMINEES LIMITED	PO BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	2,116,344	133,000 145,000	05-JAN-04 12-JAN-04
MR KEVIN O BRIEN	SRALEIGH WATERFALL CORK	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR GUY OAKLEY	9 TALBOT COURT ST LEONARDS ROAD WINDSOR BERKSHIRE SL4 3FB	ORD 0.1P DEF SHS 4.9	4,200 NIL	200	01-APR-03
MR JAMES O'BRIEN	CAHEREENS CASTLE ISLAND COUNTY KERRY IRISH REPUBLIC	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
+ MRS EILEEN O'BRIEN	CAHEREENS CASTLE ISLAND COUNTY KERRY IRELAND				
MR KEVIN O'BRIEN	SRALEIGH WATERFALL CO CORK IRISH REPUBLIC	ORD 0.1P	40,000		
PATRICK JOSEPH O'BRIEN ESQ	7 HOLLYHOCK CLOSE HEMEL HEMPSTEAD HERTFORDSHIRE HP1 2HW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
DAVID RICHARD O'CONNELL ESQ	3 VALLIERS WOOD ROAD SIDCUP KENT DA15 8BQ	ORD 0.1P DEF SHS 4.9	35,000 NIL	10,000	01-APR-03
MR GEORGE O'DELL	4 STAND CLOSE WHITEFIELD MANCHESTER LANCASHIRE M45 7JL	ORD 0.1P	50,000		
ODL NOMINEES LIMITED ODLCLT ACCT	SUITE 831 6TH FLOOR SALISBURY HOUSE LONDON WALL LONDON EC2M 5QQ	DEF SHS 4.9	NIL	35,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ODL NOMINEES LIMITED ODLCLT ACCT SUITE 831 6TH FLOOR SALISBURY HOUSE LONDON WALL LONDON EC2M 5QQ	ORD 0.1P	220,000	5,000 50,000 8,000 7,000 60,000 95,000 20,000 60,000	28-MAR-03 20-JUN-03 23-JUN-03 23-JUN-03 29-JUL-03 17-SEP-03 22-SEP-03 22-SEP-03
MR JOHN GILLESPIE O'DOCHERTY 23 DOUNE GARDENS GOUROCK PA19 1EA	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
MR PAUL GERARD O'DONOHOE KONIGSALLEE 60F DUSSELDORF D-40212 GERMANY	ORD 0.1P	110,000	40,000 75,000	15-JAN-04 06-FEB-04
MR ANTHONY MICHAEL OGDEN THATCHED COTTAGE HIGH STREET RATTLESDEN SUFFOLK IP30 0RA	ORD 0.1P	10,000		
DAVID OGLANBY ESQ 37 CROFT PARK WETHERAL CARLISLE CA4 8JH	ORD 0.1P DEF SHS 4.9	28,000 NIL		
PATRICK NIGEL O'GORMAN ESQ KADS ACCT 3 LOCKTON CHASE ASCOT BERKSHIRE SL5 8TP	ORD 0.1P	20,000	28,000	01-APR-03
MR LAURENCE O'HAGAN 14 WOODSIDE FORTIS GREEN LONDON N10 3NY	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MISS KATHARINE ELIZABETH O'HARA 173 MALVERN ROAD ST JOHNS WORCESTER WR2 4NN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MICHAEL DOMINIC O'KEEFE 30 STANGATE ROAD ROCHESTER KENT ME2 2TU	ORD 0.1P DEF SHS 4.9	22,500 NIL	22,500	01-APR-03
MR PETER CYRIL OLD MAGN CULLIFORD ROAD DORCHESTER DT1 1QQ	ORD 0.1P DEF SHS 4.9	250,000 NIL	250,000	01-APR-03
ROBERT FREDERICK OLDHAM ESQ 51 PRINCES STREET DUNSTABLE LU6 3AS	ORD 0.1P	2,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR HERBERT WINSTON OLIVER LORNE HOUSE LODGE DOUGLAS STREET CASTLETOWN ISLE OF MAN IM9 1AZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JOHN ANTHONY LINDSAY OLIVER ESQ BCICLUB ACCT + MICHAEL JOHN BRYDON WEBBER ESQ 13 HIGH STREET HAWICK TD9 9DH	ORD 0.1P	NIL	2,000	24-FEB-03
MRS PATRICA OLIVER KETTLE COTTAGE PYE GREAVE FARM COALPIT LANE MACCLESFIELD CHESHIRE SK11 0DQ	ORD 0.1P	4,000		
MR MICHAEL AUGUSTINE O'LOUGHLIN 76A ROSSLYN CRESCENT HARROW MIDDLESEX HA1 2RZ	ORD 0.1P	16,000		
MR RODNEY GBENGA KAYODE OLUKOYA FLAT 1 18 WOODCHURCH ROAD LONDON NW6 3PN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS SALLY ELIZABETH O'MURPHY WOODLANDS 23 BARRS LANE NORTH NIBLEY DURSLEY GLOUCESTERSHIRE GL11 6DT	ORD 0.1P DEF SHS 4.9	1,044 NIL	1,044	01-APR-03
MISS BERNADETTE BRIDGET O'NEILL 12 DARWIN CLOSE ST. ALBANS HERTFORDSHIRE AL3 6LH	ORD 0.1P	10,000		
MRS MADELEINE O'NEILL 59 MANSE PARK CARRYDUFF BT8 8RX	ORD 0.1P DEF SHS 4.9	NIL NIL	1,447 1,447	26-SEP-03 01-APR-03
MR PETER ONSLOW SANFIELD 626 LEYLAND LANE LEYLAND LANCASHIRE PR5 3LB	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR RICHARD GALE OPENSHAW WILLOW FARM HANSLETS LANE OSBRINGE FAVERSHAM KENT ME13 0RS	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR HUGH JAMES ORAM 17 CARLTON ROAD LONDON SW14 7RJ	ORD 0.1P DEF SHS 4.9	17,857 NIL	17,857	01-APR-03
MR ALEXANDER ORCHISTON 8 THE COPSE CHILWELL NOTTINGHAM NG9 4FS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ABIODUN OLUKAYODE OREBANWO 4 THE LAWNS BENFLEET ESSEX SS7 4LD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ROBERT FLAVELLE ORR 18 MOUNTCOOLE GARDENS BELFAST BT14 8JY	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR GRAHAM OSBORNE P O BOX 346 WEYBRIDGE SURREY KT13 9WW	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
+ MR BARRY NORMAN MATTHEWS PO BOX 346 WEYBRIDGE SURREY KT13 9WW				
MR IAN PETER OSBORNE'SHAW GREY BARN RECTORY LANE ANGMERING LITTLEHAMPTON WEST SUSSEX BN16 4JU	ORD 0.1P	15,000		
MR MARTIN O'SULLIVAN 28 ST FINTANS VILLAS DEANSGRANGE BLACKROCK CO DUBLIN IRELAND	DEF SHS 4.9	NIL	2,900	01-APR-03
MR MARTIN O'SULLIVAN 28 ST FINTANS VILLAS DEANSGRANGE BLACKROCK CO DUBLIN IRELAND	ORD 0.1P	2,900		
MR VERNON OUTRAM CRANFIELD FROGGATT CALVER HOPE VALLEY S32 3ZA	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
OUTSIDE LIMITED PO BOX 583 1 WAVERLEY PLACE ST HELIER JERSEY	ORD 0.1P DEF SHS 4.9	40 NIL	40	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
KEVIN OVEREND ESQ 10 COMMERCIAL VILLAS PUDSEY LEEDS LS28 8BN	ORD 0.1P	7,942		
MR MICHAEL OVERLANDER 28 GORDON AVENUE STANMORE MIDDLESEX	ORD 0.1P DEF SHS 4.9	NIL NIL	35,000 35,000	30-JAN-04 01-APR-03
MR TERRENCE MICHAEL O'WARE 26 BROOMHILL CRESCENT NORTHAMPTON NN3 6H	ORD 0.1P	1,500		
MRS FRANCES MELDA OWEN 46 PRIESTS LANE BRENTWOOD ESSEX CM15 8BY	ORD 0.1P DEF SHS 4.9	1,257 NIL	22,655 23,912	17-APR-03 01-APR-03
MR NICHOLAS ANTHONY STANHOPE OWEN SOUTHWOOD HOUSE MAIN ROAD ITCHEN ABBAS WINCHESTER HAMPSHIRE SO21 1AT	ORD 0.1P DEF SHS 4.9	45,000 NIL	45,000	01-APR-03
PACIFIC CONTINENTAL SECURITIES (UK) NOMINEES LIMITED PACNOM ACCT 111 CANNON STREET LONDON EC4N 5AR	DEF SHS 4.9	NIL	5,900	01-APR-03
PACIFIC CONTINENTAL SECURITIES (UK) NOMINEES LIMITED PACNOM ACCT 111 CANNON STREET LONDON EC4N 5AR	ORD 0.1P	NIL	5,000	15-AUG-03
MS HELEN JANE PACK 65 COURT ROAD CATERHAM-ON-THE-HILL SURREY CR3 5RH	ORD 0.1P DEF SHS 4.9	1,438 NIL	1,438	01-APR-03
MR ANDREW PACKER 8 ST PETERS VIEW SIBLE HEDINGHAM HALSTEAD ESSEX CO9 3PL	ORD 0.1P	NIL	20,000	01-OCT-03
MR WILLIAM GEORGE PACKER 4 BELLE VUE TERRACE PENARTH SOUTH GLAMORGAN CF64 1DB	ORD 0.1P	NIL	50,000	04-NOV-03
MR WILLIAM GEORGE PACKER 4 BELLE VUE TERRACE PENARTH SOUTH GLAMORGAN CF64 1DB	ORD 0.1P	NIL	50,000	27-JAN-04
MR BERNARD JOHN PADDICK + MRS ANN MARJORY PADDICK 15 BERRYFIELD ROAD HORDLE LYMINGTON HAMPSHIRE SO41 0HQ	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JONATHAN CHRISTOPHER PADILLA 64 HIGH STREET HARLTON CAMBRIDGE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS JANET ELAINE PAGE 50 HENLEY ROAD SOUTHSEA HAMPSHIRE PO4 0HS	ORD 0.1P	1,730		
MR PHILLIP JOHN PAGE 28 BEDDINGTON COURT KINGSDOWN PARK SWINDON WILTSHIRE SN3 4UN	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
DR JAGDISH CHANDER PAHWA + MRS KRISHNA KUMARI PAHWA CHARLBURY HOUSE 41 RECTORY LANE LOUGHTON ESSEX IG10 1NZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR HERBERT PETER PAISLEY + MRS JOAN PAISLEY 49 THE BOWLS VICARAGE LANE CHIGWELL ESSEX IG7 6ND	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	21-NOV-03 01-APR-03
MR COLIN PALMER 63 HILLARY ROAD MAIDSTONE KENT ME14 2JT	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MICHAEL COLIN PALMER ESQ 3 SPOT LANE BEARSTED MAIDSTONE KENT ME15 8PR	ORD 0.1P DEF SHS 4.9	71,430 NIL	71,430	01-APR-03
MR MICHAEL COLIN PALMER 58 WARE STREET BEARSTED MAIDSTONE KENT ME14 4PQ	ORD 0.1P DEF SHS 4.9	41,500 NIL	41,500	01-APR-03
MRS PATRICIA ANN PALMER CHANCEFORD COTTAGE FRITTENDEN KENT TN17 2BA	ORD 0.1P DEF SHS 4.9	NIL NIL	12,500 12,500	16-OCT-03 01-APR-03
MR DONALD JOSEPH PALSER 6 QUEENSWOOD ROAD SUTTON COLDFIELD WEST MIDLANDS B75 6UB	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MRS MARIA PANAYI 29 THE NETHERLANDS COULSDON SURREY CR5 1NJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR MARIOS PANAYIOTOU	15 JERVIS CRESCENT FOUR OAKS SUTTON COLDFIELD WEST MIDLANDS B74 4PW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RAJESH PANCHOLI	166 TREVINO DRIVE LEICESTER LE4 7TR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ALEXANDROS PANOU	5 CHANDLERS QUAY RAY MEAD ROAD MAIDENHEAD BERKSHIRE SL6 8NJ	ORD 0.1P	NIL	18,011	20-FEB-03
DOUGLAS FREDERICK PARFITT ESQ	7 BRIAR CLOSE WEYMOUTH DORSET DT4 0EP	ORD 0.1P	3,000		
MR IVAN PARISER	STUDIO 3 20 CHENISTON GARDENS KENSINGTON LONDON W8 6TL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ROBERT HALLIDAY PARK	9 COVE HILL PARK COLERAINE COUNTY LONDONDERRY BT52 1SZ	ORD 0.1P DEF SHS 4.9	2,181 NIL	2,181	01-APR-03
MR ANTHONY JOHN PARKER	25 MAJOR STREET RAMSBOTTOM BURY LANCASHIRE BL0 9JH	ORD 0.1P	5,000		
MR BERNARD CUNLIFFE PARKER	20 EAST BEACH LYTHAM LANCASHIRE FY8 5EX	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
JOHN VINCENT PARKER ESQ + MRS JOAN BRENDA PARKER	30 PIPER ROAD OVINGHAM NORTHUMBERLAND NE42 6AY	DEF SHS 4.9	NIL	10,000	01-APR-03
JOHN VINCENT PARKER ESQ + MRS JOAN BRENDA PARKER	30 PIPER ROAD OVINGHAM NORTHUMBERLAND NE42 6AY	ORD 0.1P	10,000		
MR ROBERT MATTHEW PARKER	SUNNYSIDE PARK ROAD HALTWHISTLE NORTHUMBERLAND NE49 9BP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 272

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SHARON NERYS PARKER + MR ERIC WILLIAM PARKER HOLLY BANK RUE WOOD WEM SHREWSBURY SALOP SY4 5SH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
KEITH PARKINSON ESQ BARTON COTTAGE BLACKHORSE ROAD WOKING SURREY GU22 0RE	ORD 0.1P	100,000		
MR MARTIN ROGER PARR EAST MOUNT CLEAVESTY LANE EAST KESWICK LEEDS LS17 9EZ	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
ANTHONY JOHN PARRATT ESQ 123 SWALLOW STREET IVER HEATH BUCKS SL0 0ET	ORD 0.1P DEF SHS 4.9	3,571 NIL	3,571	01-APR-03
MR WILLIAM KENNETH PARRY + MRS DOREEN MARY PARRY 4 BELLE VUE TERRACE CREWKERNE SOMERSET TA18 8HD	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
TIMOTHY MILES PARTRIDGE ESQ 18 SEAL CLOSE SUTTON COLDFIELD WEST MIDLANDS B76 1FJ	ORD 0.1P	NIL	66,666	20-JUN-03
MR TIMOTHY MILES PARTRIDGE + MRS HELEN CLARE PARTRIDGE 18 SEAL CLOSE SUTTON COLDFIELD WEST MIDLANDS B76 1FJ	ORD 0.1P	66,666		
AHMED PATEL ESQ 27 BULLFINCH STREET PRESTON PR1 6TP	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR AMEET PATEL 6 COPLEY ROAD STANMORE MIDDX HA7 4PF	ORD 0.1P	70,000		
MR ASHOK PATEL 72 TONBRIDGE CRESCENT KENTON HAROW MIDDLESEX HA3 9LE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR BARRY PATEL 43 BARN WAY WEMBLEY PARK MIDDLESEX HA9 9NR	ORD 0.1P	11,443		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 273

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR CHANDRAKANT PATEL 42 CRANLEIGH GARDENS KENTON HARROW HA3 0UW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR DAVESH PATEL 40 PHEASANTS WAY RICKMANSWORTH HERTFORDSHIRE WD3 7HA	ORD 0.1P	150,000		
MR DINESH PATEL 40 MONTROSE ROAD WEALDSTONE HARROW MIDDLESEX HA3 7DU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS HAMILTA PATEL 9 ARTHUR STREET WOLVERHAMPTON WV2 3DY	ORD 0.1P DEF SHS 4.9	299 NIL	299	01-APR-03
MR HITEN KANTILAL PATEL 4 CENTRAL ROAD MORDEN SURREY SM4 5RT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MAHENDRA PATEL 18 HARRIER WAY KEMPSTON BEDFORD MK42 7TZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MANJULA PATEL 196 WATFORD ROAD CROXLEY GREEN RICKMANSWORTH HERTS WD3 3DB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR MOHAN PATEL 96 WAKEHAMS HILL AVENUE KINGSBURY LONDON NW9 0UR	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR NIKUNJ PATEL 3 CATHEDRAL CLOSE DUKINFIELD CHESHIRE SK16 5RN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR NILESH PATEL 28 ETCHINGHAM PARK ROAD LONDON N3 2DT	ORD 0.1P DEF SHS 4.9	1,484 NIL	1,484	01-APR-03
DR RAMILA PATEL 26 NEWFIELD WAY ST ALBANS HERTFORDSHIRE AL4 0GD	ORD 0.1P	174,216		
MRS RUKHIBEN PATEL 28 SCARLE RD WEMBLEY HA0 4SN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS SITABEN PATEL 18 HARRIER WAY KEMPSTON BEDFORD MK42 7TZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   274

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR TARUN PATEL 106 LAWN LANE HEMEL HEMPSTEAD HP3 9HS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR VIRESH PATEL 7 GLENHURST RISE UPPERNORWOOD LONDON SE19 3XN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS CAROL HEATHER PATERSON 14 FOTHERBIE GARTH HEDON HULL E YORKS HU12 8XT	ORD 0.1P DEF SHS 4.9	440 NIL	440	01-APR-03
JAMES BRIAN PATERSON ESQ 30 HILLPARK WOOD BLACKHALL EDINBURGH EH4 7SZ	ORD 0.1P	40,000		
MRS KAREN MARGARET PATERSON KIRKOSWALD SAWMILL MAYBOLE AYRSHIRE KA19 8HX	ORD 0.1P DEF SHS 4.9	666 NIL	666	01-APR-03
MR MICHAEL CHARLES JOSEPH PATERSON CLAYBATCH FARM BLATCHBRIDGE FROME SOMERSET BA11 5EF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR SPENCER FRANCIS RODGER PATRICK + MRS LILIAN GAIL PATRICK 13 SUCCOTH PLACE EDINBURGH EH12 6BJ	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
DR ANDREW PATTERSON BEAK HOUSE 109A DEAKIN LEAS TONBRIDGE TN9 2JT	ORD 0.1P DEF SHS 4.9	600,000 NIL	90,000	01-APR-03
MR DAVID CHARLES PATTERSON DINSDALE 13 CHURCH ROAD WACTON NORWICH NORFOLK NR15 2UG	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR BRIAN RAYMOND PAUL + MRS ANNIS MARY PAUL BRADUS GWEHELOG USK GWENT NP15 1RE	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS NATALIE PAWLEY 28 HORSELL MOOR WOKING SURREY GU21 4NH	ORD 0.1P DEF SHS 4.9	1,522 NIL	1,522	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR EDWIN KEITH LONSDALE PAWSON HELL CORNER COTTAGE GRAYS LANE IBSTONE HIGH WYCOMBE BUCKINGHAMSHIRE HP14 3XX	ORD 0.1P DEF SHS 4.9	16,000 NIL	16,000	01-APR-03
MR JULIAN RALPH PAYLER 4 WEST RISING NORTHAMPTON NN4 0TR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ANDREW NOEL PAYNE WERN FARM CRAIG Y DORTH MONMOUTH GWENT NP5 4JQ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR GEORGE PAYNE 37 COOMB FIELD EDENBRIDGE TN8 5HZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
KEITH GRAHAM PAYNE ESQ THE PADDOCKS GREENACRES DRIVE UTTOXETER ST14 7EB	ORD 0.1P DEF SHS 4.9	1,739 NIL	1,739	01-APR-03
MR GARY PEACOCK 89 HICKTON ROAD SWANWICK ALFRETON DERBYSHIRE DE55 1AG	ORD 0.1P	NIL	31,604	28-JAN-04
MRS MAUREEN PEACOCK 34 BURNAGE LANE BURNAGE MANCHESTER M19 2HY	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MATHEW PEARCE ESQ 53 BELVEDERE COURT 372-374 UPPER RICHMOND RD PUTNEY LONDON SW15 6HZ	ORD 0.1P DEF SHS 4.9	1,562 NIL	1,562	01-APR-03
MR BRIAN LESLIE PEARSE 7 GAINSBOROUGH ROAD BEXHILL ON SEA E.SUSSEX TN40 2UL	ORD 0.1P DEF SHS 4.9	6,000 NIL	8,000 2,000	24-JUN-03 01-APR-03
MR ALEC PEARSON 9 WOOD LANE IVER HEATH IVER BUCKS SL0 0LQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS ALISON KEAY PEARSON + MR MARK EDWARD RICHARDSON + MISS ALISON KEAY PEARSON + MR MARK EDWARD RICHARDSON 73 YORKTOWN ROAD SANDHURST BERKSHIRE GU47 9BS	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS HANA PEARSON 77 OAK ROAD SITTINGBOURNE KENT ME10 3PL	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MR KEITH FREDERICK PEARSON 1 ST LEONARDS PARK HOUSE ST LEONARDS PARK HORSHAM WEST SUSSEX RH13 6EG	ORD 0.1P DEF SHS 4.9	2,934 NIL	2,934	01-APR-03
MR PHILIP JOHN PEARSON 8 UNITY SQUARE LINCOLN LN2 5AW	DEF SHS 4.9	NIL	100,000	01-APR-03
PHILIP JOHN PEARSON ESQ 8 UNITY SQUARE LINCOLN LN2 5AJ	ORD 0.1P	100,000		
MR BARRY JOSEPH PEASE 30 OAKDENE GOSPORT HAMPSHIRE PO13 0DB	ORD 0.1P	1,284		
PEEKA FINANCE LIMITED 27 ATHOL STREET DCUGLAS ISLE OF MAN IM1 1LB	ORD 0.1P DEF SHS 4.9	108,750 NIL	108,750	01-APR-03
MR RICHARD AMOS PEEL 18 CHAPEL LANE WYMONDHAM NORWICH NORFOLK NR18 0DL	ORD 0.1P DEF SHS 4.9	2,222 NIL	2,222	01-APR-03
MR CHRISTOPHER PEIRCE 6 THE SPINNEY BEXHILL ON SEA EAST SUSSEX TN39 3SW	ORD 0.1P	NIL	52,470	30-JUL-03
MR BARRY PENDRY LAYNES HOUSE 526-528 WATFORD WAY LONDON NW7 4RS	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
PENTAGRAM (GIBRALTAR) LTD SUITE B 3RD FLOOR REGAL HOUSE QUEENSWAY GIBRALTAR	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MRS CAROLINE PEPPER 2 GREENWAYS WALTON ON THE HILL SURREY KT20 7QE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR ROBERT MICHAEL PERCIVAL 6 HILLARY CLOSE IPSWICH SUFFOLK IP4 5AE	DEF SHS 4.9	NIL	5,100	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DR ROBERT MICHAEL PERCIVAL 6 HILLARY CLOSE IPSWICH SUFFOLK IP4 5AE	ORD 0.1P	5,100		
PETER ANTHONY PERETTI ESQ MARTINSELL GREEN LANE STANMORE MIDDLESEX HA7 3AB	ORD 0.1P DEF SHS 4.9	NIL NIL	3,320 3,320	15-SEP-03 01-APR-03
MISS MELANIE PERKINS 1 HEWETT PLACE SWANLEY KENT BR8 7DG	ORD 0.1P DEF SHS 4.9	1,618 NIL	1,618	01-APR-03
MR ROBERT LEGGATE PERRIE 41 CRAIGLAW AVENUE WATERFOOT GLASGOW	ORD 0.1P	7,000		
DR CARL PERRIN 2 JANES WAY MARKFIELD LEICS LE67 9SW	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR RONALD PERRIN 49 BALLYHOLME ESPLANADE BANGOR CO DOWN	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR RONALD JOHN PERRIN 49 BALLYHOLME ESPLAIADE BANGOR CO DOWN N IRELAND	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MARY ANGELA VICTORIA PERRY 3 GLOVERS COTT FAVERSHAM ROAD LENHAM KENT ME17 2HB	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
PERRY NOMINEES LIMITED PO BOX 202 1/5 PERRYMOUNT ROAD HAYWARDS HEATH WEST SUSSEX RH16 3FA	DEF SHS 4.9	NIL	3,215	01-APR-03
PERRY NOMINEES LIMITED PO BOX 202 1/5 PERRYMOUNT ROAD HAYWARDS HEATH WEST SUSSEX RH16 3FA	ORD 0.1P	3,215	20,000 75,000	12-AUG-03 01-SEP-03
PERSHING KEEN NOMINEES LIMITED TUT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED VAR ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	1,700	01-APR-03
PERSHING KEEN NOMINEES LIMITED VAR ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	76,700		
PERSHING KEEN NOMINEES LIMITED ABCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	49,597	01-APR-03
PERSHING KEEN NOMINEES LIMITED ABCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	198,438	100,000 100,000 100,000 26,250 50,000	26-JUN-03 29-JUL-03 29-JUL-03 22-AUG-03 10-OCT-03
PERSHING KEEN NOMINEES LIMITED AGCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	48,000	01-APR-03
PERSHING KEEN NOMINEES LIMITED AGCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	48,000		
PERSHING KEEN NOMINEES LIMITED ATCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	28,464	01-APR-03
PERSHING KEEN NOMINEES LIMITED ATCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	269,481	86,089 50,000 18,000 7,036 20,000 50,000 50,000 10,000 5,000 5,000 80,000 15,000	25-JUN-03 18-AUG-03 28-AUG-03 17-SEP-03 18-SEP-03 02-OCT-03 03-OCT-03 13-OCT-03 20-OCT-03 27-NOV-03 16-JAN-04 03-FEB-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED GWCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	46,000		
PERSHING KEEN NOMINEES LIMITED HECLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	200	01-APR-03
PERSHING KEEN NOMINEES LIMITED HECLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	85,200		
PERSHING KEEN NOMINEES LIMITED HSCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	23,000	01-APR-03
PERSHING KEEN NOMINEES LIMITED HSCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	3,000	20,000 25,000 20,000 20,000 100,000	28-MAR-03 07-APR-03 24-JUN-03 25-JUN-03 03-DEC-03
PERSHING KEEN NOMINEES LIMITED KKCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	97,750	26-JUN-03
PERSHING KEEN NOMINEES LIMITED MCCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	15,000	14-JUL-03
PERSHING KEEN NOMINEES LIMITED PDCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	24,571	01-APR-03
PERSHING KEEN NOMINEES LIMITED PDCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	116,571	5,000 40,000 1,000 22,000	17-MAR-03 09-OCT-03 29-OCT-03 17-DEC-03
PERSHING KEEN NOMINEES LIMITED PERNY ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED PERNY ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	3,000		
PERSHING KEEN NOMINEES LIMITED PUCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	347,500		
PERSHING KEEN NOMINEES LIMITED RACLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	14,000		
PERSHING KEEN NOMINEES LIMITED SGCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	250,000	350,000 245,000	19-JUN-03 18-JUL-03
PERSHING KEEN NOMINEES LIMITED SHCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	10,500,000	310,000 90,000 90,000 300,000	25-MAR-03 25-JUL-03 25-JUL-03 06-OCT-03
PERSHING KEEN NOMINEES LIMITED TMCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	15,500		
PERSHING KEEN NOMINEES LIMITED TYCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	1,060,000		
PERSHING KEEN NOMINEES LIMITED WLCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	86,930	01-APR-03
PERSHING KEEN NOMINEES LIMITED WLCLT ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	376,930	1,000 50,000	28-MAR-03 11-FEB-0.
PERSHING KEEN NOMINEES LIMITED PSL981 ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	DEF SHS 4.9	NIL	6,000	01-APR-03

Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	6,000	64,000	01-APR-03
PSL981 ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	DEF SHS 4.9	NIL	150,000	21-NOV-03
PSL982 ACCT	ONE CLOVE CRESCENT			150,000	16-JAN-04
	EAST INDIA DOCK			150,000	27-JAN-04
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	318,750		
PSL982 ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	DEF SHS 4.9	NIL	151,983	01-APR-03
PSL991 ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	27,250	34,705	18-JUN-03
PSL991 ACCT	ONE CLOVE CRESCENT			66,004	19-JUN-03
	EAST INDIA DOCK			85,004	19-JUN-03
	LONDON E14 2BH			26,468	19-JUN-03
				9,289	19-JUN-03
				15,656	19-JUN-03
				110,338	20-JUN-03
				10,022	20-JUN-03
				129,886	23-JUN-03
				26,697	23-JUN-03
				15,000	23-JUN-03
				16,402	23-JUN-03
				100,507	24-JUN-03
				24,450	24-JUN-03
				31,118	24-JUN-03
				90,276	25-JUN-03
				14,677	25-JUN-03
				19,964	01-JUL-03
				19,933	02-JUL-03
				30,393	03-JUL-03
				16,423	03-JUL-03
				15,840	03-JUL-03
				72,005	04-JUL-03
				16,730	11-JUL-03
				39,404	17-JUL-03
				22,460	18-JUL-03
				18,065	21-JUL-03
				24,995	24-JUL-03
				80,000	29-JUL-03
				91,823	04-AUG-03
				166,898	06-AUG-03
				27,182	14-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   282

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			55,747	18-AUG-03
			40,000	27-AUG-03
			20,000	28-AUG-03
			10,000	04-SEP-03
			37,000	04-SEP-03
			96,177	08-SEP-03
			66,666	29-SEP-03
			38,127	06-OCT-03
			250,000	13-OCT-03
			118,539	13-OCT-03
			100,000	13-OCT-03
			3,500	16-OCT-03
			112,000	17-OCT-03
			490,699	20-OCT-03
			35,583	23-OCT-03
			3,455	24-OCT-03
			3,000	29-OCT-03
			3,148	03-NOV-03
			3,500	21-NOV-03
			4,750	27-NOV-03
			6,486	08-DEC-03
			8,334	18-DEC-03
			3,500	07-JAN-04
			11,443	15-JAN-04
			3,288	03-FEB-04
PERSHING KEEN NOMINEES LIMITED SHPLAC ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	90,000 25-JUL-03
PERSHING KEEN NOMINEES LIMITED ACCERIB ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	13,555 27-JUN-03
			20,000	04-JUL-03
			10,000	04-JUL-03
			15,384	30-JUL-03
			8,477	01-AUG-03
			25,000	27-AUG-03
			15,000	03-FEB-04
			65,510	05-FEB-04
PERSHING KEEN NOMINEES LIMITED AGCERTS ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	100,000 14-MAR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   283

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	50,000	30-JUN-03
AGDEMAB ACCT	ONE CLOVE CRESCENT			80,000	02-JUL-03
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	39,215	07-MAR-03
ANCERTB ACCT	ONE CLOVE CRESCENT			20,000	09-MAY-03
	EAST INDIA DOCK			15,000	12-MAY-03
	LONDON E14 2BH			5,000	27-JUN-03
				8,226	04-JUL-03
				100,000	04-JUL-03
				26,666	04-SEP-03
				3,000	16-SEP-03
				10,000	29-SEP-03
				4,000	15-OCT-03
				3,652	14-NOV-03
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	100,000	02-SEP-03
ANCERTS ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	20,000	22-JUL-03
CACERTB ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	20,000	04-AUG-03
CACERTS ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	500,000	11-JUL-03
CHCERTS ACCT	ONE CLOVE CRESCENT			1,200,000	11-JUL-03
	EAST INDIA DOCK			1,000,000	11-JUL-03
	LONDON E14 2BH			12,300,000	15-JUL-03
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	10,000	16-JUL-03
EXCERTB ACCT	ONE CLOVE CRESCENT			150,000	21-JUL-03
	EAST INDIA DOCK			6,000	01-AUG-03
	LONDON E14 2BH			8,883	12-AUG-03
				10,000	29-AUG-03
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE	ORD 0.1P	NIL	150,000	05-SEP-03
EXCERTS ACCT	ONE CLOVE CRESCENT				
	EAST INDIA DOCK				
	LONDON E14 2BH				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED KKCERTB ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	200,000	21-NOV-03
PERSHING KEEN NOMINEES LIMITED MLDEMAS ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	5,000,000	27-JAN-04
PERSHING KEEN NOMINEES LIMITED PDCERTB ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	50,000	8,000	04-JUN-03
			20,000	01-JUL-03
			500	02-JUL-03
			17,200	02-JUL-03
			20,000	03-JUL-03
			1,739	03-JUL-03
			100,000	09-JUL-03
			8,783	09-JUL-03
			50,000	22-JUL-03
			10,000	12-AUG-03
			20,000	13-OCT-03
			10,000	05-NOV-03
			4,000	15-JAN-04
			10,000	22-JAN-04
			25,000	28-JAN-04
			26,666	29-JAN-04
			13,500	03-FEB-04
			50,000	03-FEB-04
			5,000	03-FEB-04
			15,000	05-FEB-04
			5,000	06-FEB-04
			100,000	06-FEB-04
			30,000	06-FEB-04
			2,000	06-FEB-04
PERSHING KEEN NOMINEES LIMITED PDCERTS ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	8,000	01-JUL-03
PERSHING KEEN NOMINEES LIMITED PLCERTB ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	50,000	23-OCT-03
			200,000	28-JAN-04
PERSHING KEEN NOMINEES LIMITED PLCERTS ACCT CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	50,000	04-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
PERSHING KEEN NOMINEES LIMITED PLDEMAB ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	75,000	16-APR-03
PERSHING KEEN NOMINEES LIMITED RADEMAS ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	1,000,000	27-JAN-04
PERSHING KEEN NOMINEES LIMITED WECERTB ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	4,000	27,000 12,400	02-JUL-03 01-OCT-03
JAYESH GOPAL PESHAVARIA ESQ + MRS RESHMA JAYESH PESHAVARIA	11 SALEHURST CLOSE HARROW MIDDLESEX HA3 0UG	ORD 0.1P	NIL	70,000	25-JUL-03
PETER MCALEER LTD	10 DUBLIN ROAD OMAGH CO TYRONE BT78 1ES	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JOHN FABIAN PETERS	TCHERANT CHINQ YORK WAY FORT GEORGE ST PETER PORT GUERNSEY GY1 2SY	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR CARL MAGNUS PETERSSON	8 CHURCH STREET HENLEY ON THAMES OXON RG9 1SE	ORD 0.1P	NIL	40,616	26-AUG-03
MR JAMES WILLIAM PETTS	71 THE CAUSEWAY STEVENTON ABINGDON OXON OX13 6SQ	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MRS ELIZABETH CHRISTIANE DENISE MARIE PFEIFFER	8 SHEEPCOT LANE WATFORD WD2 6DH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
P M NOMINEES LIMITED PECERTB ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT EAST INDIA DOCK LONDON E14 2BH	ORD 0.1P	NIL	50,000	07-OCT-03
P M NOMINEES LIMITED PEPRINC ACCT	CAPSTAN HOUSE ONE CLOVE CRESCENT	ORD 0.1P	NIL	50,000 250,000	06-OCT-03 16-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS SAVITRI PHAKKEY	87 LANGDALE ROAD THORNTON HEATH SURREY CR7 7PT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
PHILLIP SECURITIES (UK) NOMINEES LIMITED PSLNOM ACCT	106 LEADENHALL STREET LONDON EC3A 4AA	DEF SHS 4.9	NIL	35,000	01-APR-03
PHILLIP SECURITIES (UK) NOMINEES LIMITED PSLNOM ACCT	106 LEADENHALL STREET LONDON EC3A 4AA	ORD 0.1P	35,000	30,000 200,000 250,000	10-JUL-03 07-OCT-03 07-OCT-03
GUY ANTHONY PHILLIPS ESQ	28 NETHERTON ROAD ST MARGERETS TWICKENHAM MIDDLESEX TW1 1LA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS MARGARET EVELYN PHILLIPS	10 CHESTNUT DRIVE CHIPPING SODBURY BRISTOL BS37 6HF	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MICHAEL PHILLIPS ESQ	THE OLD RECTORY SCHOOL ROAD BEDFIELD WOODBRIDGE IP13 7EN	ORD 0.1P	64,800		
MR IVOR GEORGE PIBWORTH	TOWN FARM 133 HIGH STREET OLNEY BUCKS MK46 4EF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR THOMAS ANDREW PICK	4 BAYVIEW APARTMENTS COMMERCE STREET LOSSIEMOUTH IV31 6PA	ORD 0.1P	1,000		
MR LUXLEY MILES PICKERING	THE SPINNEY 76 VICTORIA ROAD FORMBY L37 1LL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR DAVID RODOLPHE PICOUT	411 KINGSTON ROAD KINGSTON UPON THAMES SURREY KT1 3PA	ORD 0.1P	NIL	50,000	27-JAN-04
JONATHAN RICHARD PIERCE ESQ	FLAT 10 177 GLOUCESTER PLACE LONDON NW1 6DX	ORD 0.1P DEF SHS 4.9	5,600 NIL	5,600	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR CHRISTOPHER PIGHILLS	CROSS STONES AIRTON NR SKIPTON NORTH YORKSHIRE BD23 4AP	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR COLIN DAVID PIKE	HAYES DRIFT SIDMOUTH ROAD AYLESBEARE EXETER DEVON EX5 2JJ	ORD 0.1P	13,012		
MR BARRY EDWARD PILON	PINE LODGE 92 LONDON ROAD CAMBERLEY SURREY GU15 3TJ	ORD 0.1P	NIL	100,000	01-SEP-03
MRS HILDA PINE	272 GROVE END GARDENS LONDON LONDON NW8 9LU	ORD 0.1P DEF SHS 4.9	10,500 NIL	10,500	01-APR-03
MRS JOAN FRANCES PINNINGTON	25 DORGAN CLOSE RAINHILL MERSEYSIDE L35 8PH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN PIPPETT	169 SOUTHCHURCH BOULEVARD SOUTHEND-ON-SEA SS2 4UT	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
CHRISTOPHER PIRNIE	109A QUEENSWAY LONDON W2 4BS	ORD 0.1P	3,000		
CHRISTOPHER JOHN PLAW ESQ	45 LAPWING CLOSE BRADLEY SOKE BRISTOL BS32 0JB	ORD 0.1P	42,871		
CHRISTOPHER JAMES PODGER	43-45 VICTORIA ROAD FARNBOROUGH HANTS GU14 7PD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR R W POMPHRETT	15A WELL WALK HAMPSTEAD LONDON NW3 1BY	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MATTHEW MALCOLM POOL ESQ	14 LAMMAS COURT WINDSOR BERKSHIRE SL4 3ED	ORD 0.1P	43,573		
MRS CHRYSTINE MURIEL MAJA POOLE	RIO RITA 314 MARLOW BOTTOM MARLOW BUCKS SL7 3QH	ORD 0.1P	8,593		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SUSAN MARGARET MCRAE POOLE 106 BADSHOT PARK BADSHOT LEA FARNHAM SURREY GU9 9NE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
JOHN POPE ESQ CHERRINGTON RYEFIELD ROAD ROSS ON WYE HEREFORDSHIRE HR9 5LS	ORD 0.1P DEF SHS 4.9	4,545 NIL	4,545	01-APR-03
MRS JULIA MARGARET PORTER THE CORNER COTTAGE NORTH TAWTON DEVON EX20 2DE	ORD 0.1P DEF SHS 4.9	885 NIL	885	01-APR-03
RICHARD ALLAN GRAVES PORTER ESQ C/O SCOTT 61 PENTLAND TERRACE EDINBURGH EH10 6HG	ORD 0.1P DEF SHS 4.9	1,005 NIL	1,005	01-APR-03
ROBERT HUGH PORTER ESQ WASHINGFORD FARM BERGHAPTON NORWICH NR15 1DB	DEF SHS 4.9	NIL	50,000	01-APR-03
MR ROBERT HUGH PORTER WASHINGFORD FARM BERGHAPTON NORWICH NR15 1DB	ORD 0.1P	NIL	50,000	07-APR-03
MR PAUL DAVID POUNSFORD 4 CHESIL WOOD PETERSFIELD ROAD WINCHESTER HAMPSHIRE SO23 0DA	ORD 0.1P	14,340		
MR RICHARD EDWARD POWELL FORD COTTAGE SEVEN ASH BISHOPS LYDEARD TAUNTON SOMERSET TA4 3EX	ORD 0.1P	25,000	25,000	21-JAN-04
MR JOHN POWERS + MISS HELEN MEADE 95 PRENTON FARM ROAD PRENTON BIRKENHEAD MERSEYSIDE L43 3DY	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR ALLAN GEORGE PRATT 66 WORCESTER PARK RD WORCESTER PARK SURREY KT4 7QD	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MRS CAROLINE PRATT 55 WETHEREL ROAD BURTON ON TRENT STAFFS DE15 9GW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MICHAEL JOHN PRATT 89 WESTFIELD LANE HASTINGS EAST SUSSEX TN37 7NF	ORD 0.1P	100,000		
MR RICHARD JAMES PRATT + MRS GLESNI YVONNE PRATT HILDENE BULLS HEAD GREEN EWHURST SURREY GU6 7PG	ORD 0.1P DEF SHS 4.9	17,000 NIL	17,000	01-APR-03
MR HENRY PHILIP PREECE + MRS HELEN JANE PREECE WESTSIDE 9 OLD TOWN LANE FRESHFIELD MERSEYSIDE L37 3HJ	DEF SHS 4.9	NIL	15,000	01-APR-03
MR HENRY PHILIP PREECE + MRS HELEN JANE PREECE WESTSIDE 9 OLD TOWN LANE FRESHFIELD MERSEYSIDE L37 3HJ	ORD 0.1P	NIL	15,000	30-DEC-03
MR HENRY PHILIP PREECE EXX96 ACCT + MRS HELEN JANE PREECE WESTSIDE 9 OLD TOWN LANE FRESHFIELD MERSEYSIDE L37 3HJ	ORD 0.1P	15,000		
MR TREVOR PREECE + MRS MARY PREECE PONT Y WESTON DORSTONE HEREFORD HEREFORDSHIRE HR3 6AD	ORD 0.1P DEF SHS 4.9	12,000 NIL	4,000	01-APR-03
MRS SARAH PRESCOTT 15 HYDE PARK KINMEL BAY RHYL CLWYD LL18 5FN	ORD 0.1P	8,883		
MR ANTHONY PHILIP PRESTON 32 EDEN COURT MASON AVENUE LILINGTON LEAMINGTON SPA CV32 7PG	ORD 0.1P	50,000		
GEOFFREY HAROLD PRICE ESQ 28 CAPTAINS LANE BARTON UNDER NEEDWOOD STAFFORDSHIRE DE13 8EZ	ORD 0.1P	40,000		
MR JAMES PRICE WATERFIELDS NETTON ISLAND BISHOPSTONE SALISBURY WILTSHIRE SP5 4DD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   290

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PETER WILLIAM PRICE 21 ST PETERS ROAD HARBORNE BIRMINGHAM B17 0AT	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
MR STEVEN JOHN PRICE 4 ST ANDREWS DRIVE STEVENAGE HERTS SG1 4UY	ORD 0.1P DEF SHS 4.9	2,515 NIL	2,515	01-APR-03
MR GEORGE NICHOLAS PRICHARD CHURCH BRIDGE TOWN STREET UPWELL WISBECH CAMBS PE14 9DA	ORD 0.1P	NIL	10,000 10,000	16-JUL-03 10-SEP-03
MISS JANINE PRINGLE FLAT 12 ALBERT HOUSE ALBERT ROAD SOUTH WOODFORD ESSEX E18 1LJ	ORD 0.1P	50,000		
PRISM NOMINEES LIMITED FIRMSELL ACCT RODDIS HOUSE OLD CHRISTCHURCH ROAD BOURNEMOUTH BH1 1LG	ORD 0.1P	NIL	500,000 250,000	22-DEC-03 29-DEC-03
PRISM NOMINEES LIMITED GARP4500 ACCT 1 RICHMOND HILL THE SUARE BOURNEMOUTH BH2 6HW	DEF SHS 4.9	NIL	3,181,500	01-APR-03
PRISM NOMINEES LIMITED GARP4500 ACCT RODDIS HOUSE OLD CHRISTCHURCH ROAD BOURNEMOUTH BH1 1LG	ORD 0.1P	7,721,500	210,000 210,000 500,000 250,000	27-JUN-03 08-SEP-03 22-DEC-03 29-DEC-03
PRISM NOMINEES LIMITED GARP4510 ACCT RODDIS HOUSE OLD CHRISTCHURCH ROAD BOURNEMOUTH BH1 1LG	ORD 0.1P	200,000		
PRISM NOMINEES LIMITED PAPEROUT ACCT 1 RICHMOND HILL THE SQUARE BOURNEMOUTH DORSET BH2 6HW	DEF SHS 4.9	NIL	100,000	01-APR-03
PRISM NOMINEES LIMITED PAPEROUT ACCT RODDIS HOUSE OLD CHRISTCHURCH ROAD BOURNEMOUTH BH1 1LG	ORD 0.1P	NIL	40,000 100,000 1,000,000 210,000 200,000	10-MAR-03 07-APR-03 02-SEP-03 08-SEP-03 29-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   291

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
PRODUCTIVE NOMINEES LIMITED FSB ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	DEF SHS 4.9	NIL	6,500	01-APR-03
PRODUCTIVE NOMINEES LIMITED FSB ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	ORD 0.1P	6,500		
PRODUCTIVE NOMINEES LIMITED BULK ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	ORD 0.1P	NIL	100,000 100,000	15-SEP-03 15-SEP-03
PRODUCTIVE NOMINEES LIMITED TABK ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	DEF SHS 4.9	NIL	40,000	01-APR-03
PRODUCTIVE NOMINEES LIMITED TABK ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	ORD 0.1P	40,000		
PRODUCTIVE NOMINEES LIMITED CERTBGHT ACCT	BROADWALK HOUSE 5 APPOLD STREET LONDON EC2A 2DA	ORD 0.1P	NIL	100,000 100,000	16-SEP-03 16-SEP-03
PETER ERIC PROVOST ESQ	14 ASHLEIGH DRIVE LEIGH ON SEA ESSEX SS9 1AD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MS PAULETTE PRYCE	25 MANSEL COURT BATTERSEA BRIDGE ROAD LONDON SW11 3AH	ORD 0.1P DEF SHS 4.9	270 NIL	270	01-APR-03
MR GIOVANNI PUCCI + MRS BERYL HEFINA PUCCI	RESIDENTIAL LA LAGUNA CASA PUCCI 94 URBINISATION HORIZONTE ORIHUELA COSTA 03189 ALICANTE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR HAYDN PUCKNELL	11 GIBBONDOWN CLOSE BARRY CF63 1AU	ORD 0.1P	10,000		
BARRY MICHAEL PUGH ESQ	26 PAGEWOOD CLOSE MAIDENBOWER CRAWLEY WEST SUSSEX RH10 7ZL	ORD 0.1P DEF SHS 4.9	2,178 NIL	2,178	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   292

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PUMA NOMINEES LIMITED SMPRINC ACCT	BCND STREET HOUSE 14 CLIFFORD STREET LONDON W1S 4JU	DEF SHS 4.9	NIL	20,185	01-APR-03
PUMA NOMINEES LIMITED SMPRINC ACCT	20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	26,213	10,000	20-FEB-03
				10,000	20-FEB-03
				4,975	20-FEB-03
				22,200	20-FEB-03
				5,333	20-FEB-03
				2,013	20-FEB-03
				13,500	20-FEB-03
				88,235	17-MAR-03
				13,559	27-MAR-03
				50,000	31-MAR-03
				10,000	09-APR-03
				12,000	09-APR-03
				20,000	11-APR-03
				9,949	15-APR-03
				100,000	15-APR-03
				1,000,000	16-APR-03
				39,203	16-APR-03
				17,250	17-APR-03
				8,000	17-APR-03
				5,950	23-APR-03
				64,000	23-APR-03
				89,325	25-APR-03
				100,000	25-APR-03
				600,000	28-APR-03
				30,000	02-MAY-03
				40,000	06-MAY-03
				10,000	08-MAY-03
				2,340	13-MAY-03
				20,000	15-MAY-03
				40,000	15-MAY-03
				35,000	19-MAY-03
				40,000	19-MAY-03
				7,700	19-MAY-03
				23,383	20-MAY-03
				100,000	20-MAY-03
				25,373	21-MAY-03
				8,000	22-MAY-03
				150	27-MAY-03
				50,000	27-MAY-03
				100,000	04-JUN-03
				21,000	04-JUN-03
				3,405	04-JUN-03
				50,000	06-JUN-03
				1,000	06-JUN-03
				5,000	09-JUN-03
				1,453	10-JUN-03
				90,000	13-JUN-03
				60,000	13-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   293

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	13-JUN-03
			87,584	13-JUN-03
			7,760	16-JUN-03
			14,669	17-JUN-03
			100,000	17-JUN-03
			39,096	17-JUN-03
			48,414	17-JUN-03
			455,488	17-JUN-03
			50,000	17-JUN-03
			60,000	17-JUN-03
			5,000	17-JUN-03
			1,000	17-JUN-03
			5,000	17-JUN-03
			57,954	17-JUN-03
			30,000	17-JUN-03
			35,584	17-JUN-03
			25,000	17-JUN-03
			10,000	17-JUN-03
			50,000	17-JUN-03
			49,499	17-JUN-03
			50,000	17-JUN-03
			118,483	17-JUN-03
			10,126	17-JUN-03
			12,500	17-JUN-03
			105,000	17-JUN-03
			50,000	17-JUN-03
			100,000	17-JUN-03
			7,000	17-JUN-03
			30,000	17-JUN-03
			12,500	18-JUN-03
			50,000	18-JUN-03
			43,670	18-JUN-03
			30,000	18-JUN-03
			30,000	18-JUN-03
			50,000	18-JUN-03
			25,000	18-JUN-03
			65,000	18-JUN-03
			5,208	18-JUN-03
			30,000	18-JUN-03
			28,923	18-JUN-03
			28,985	18-JUN-03
			21,558	18-JUN-03
			12,094	18-JUN-03
			13,000	18-JUN-03
			55,000	19-JUN-03
			3,750	19-JUN-03
			50,000	19-JUN-03
			100,000	19-JUN-03
			50,000	19-JUN-03
			10,000	19-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 294

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			40,000	19-JUN-03
			16,169	19-JUN-03
			18,177	19-JUN-03
			25,000	19-JUN-03
			25,000	19-JUN-03
			24,754	19-JUN-03
			25,000	19-JUN-03
			12,128	19-JUN-03
			25,000	19-JUN-03
			18,006	19-JUN-03
			25,000	19-JUN-03
			20,000	19-JUN-03
			10,000	19-JUN-03
			5,000	19-JUN-03
			15,000	19-JUN-03
			11,237	19-JUN-03
			50,000	20-JUN-03
			30,000	20-JUN-03
			50,000	20-JUN-03
			25,000	20-JUN-03
			25,000	20-JUN-03
			900	20-JUN-03
			25,000	20-JUN-03
			25,000	20-JUN-03
			1,800	20-JUN-03
			94,797	20-JUN-03
			100,000	20-JUN-03
			25,000	20-JUN-03
			1,000	20-JUN-03
			20,000	20-JUN-03
			15,000	20-JUN-03
			22,885	20-JUN-03
			20,000	20-JUN-03
			20,775	20-JUN-03
			23,000	20-JUN-03
			20,000	20-JUN-03
			8,729	20-JUN-03
			13,656	20-JUN-03
			9,933	20-JUN-03
			5,454	20-JUN-03
			17,864	20-JUN-03
			8,510	20-JUN-03
			6,147	20-JUN-03
			10,000	23-JUN-03
			75,000	23-JUN-03
			100,000	23-JUN-03
			50,000	23-JUN-03
			18,758	23-JUN-03
			35,000	23-JUN-03
			30,000	23-JUN-03
			3,275	23-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   295

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			23,834	23-JUN-03
			10,000	23-JUN-03
			5,333	23-JUN-03
			9,000	23-JUN-03
			40,000	23-JUN-03
			5,753	23-JUN-03
			24,763	23-JUN-03
			6,315	23-JUN-03
			50,000	23-JUN-03
			14,000	23-JUN-03
			15,384	23-JUN-03
			11,148	24-JUN-03
			5,454	24-JUN-03
			10,000	24-JUN-03
			10,000	24-JUN-03
			10,000	24-JUN-03
			15,527	24-JUN-03
			1,146	24-JUN-03
			100,000	24-JUN-03
			12,181	25-JUN-03
			25,000	25-JUN-03
			16,000	25-JUN-03
			1,125	25-JUN-03
			100,000	26-JUN-03
			250,000	26-JUN-03
			25,000	26-JUN-03
			50,000	26-JUN-03
			40,000	26-JUN-03
			50,000	26-JUN-03
			20,104	26-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			50,000	26-JUN-03
			38,391	26-JUN-03
			60,000	27-JUN-03
			40,000	27-JUN-03
			100,000	27-JUN-03
			100,000	27-JUN-03
			26,743	27-JUN-03
			30,000	27-JUN-03
			47,000	30-JUN-03
			5,000	30-JUN-03
			100,000	30-JUN-03
			10,000	30-JUN-03
			25,000	30-JUN-03
			10,000	30-JUN-03
			35,000	01-JUL-03
			100,000	01-JUL-03
			34,760	01-JUL-03
			100,000	01-JUL-03
			40,000	01-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   296

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			17,716	01-JUL-03
			20,000	01-JUL-03
			20,000	01-JUL-03
			15,000	01-JUL-03
			40,000	01-JUL-03
			11,497	01-JUL-03
			8,672	01-JUL-03
			27,178	01-JUL-03
			9,000	01-JUL-03
			6,500	02-JUL-03
			11,000	02-JUL-03
			10,000	02-JUL-03
			2,352	02-JUL-03
			23,843	02-JUL-03
			23,562	02-JUL-03
			34,782	02-JUL-03
			50,000	02-JUL-03
			25,000	02-JUL-03
			50,000	02-JUL-03
			100,000	02-JUL-03
			43,573	03-JUL-03
			46,617	03-JUL-03
			25,000	03-JUL-03
			25,000	04-JUL-03
			23,973	04-JUL-03
			40,000	07-JUL-03
			10,000	07-JUL-03
			9,000	07-JUL-03
			25,000	07-JUL-03
			10,221	07-JUL-03
			20,000	07-JUL-03
			10,000	07-JUL-03
			18,300	08-JUL-03
			10,909	08-JUL-03
			45,000	09-JUL-03
			10,000	09-JUL-03
			5,381	09-JUL-03
			10,000	09-JUL-03
			40,000	10-JUL-03
			10,000	10-JUL-03
			35,776	10-JUL-03
			50,000	10-JUL-03
			26,010	10-JUL-03
			24,125	11-JUL-03
			80,000	11-JUL-03
			16,101	14-JUL-03
			6,250	14-JUL-03
			40,000	15-JUL-03
			25,000	15-JUL-03
			8,200	16-JUL-03
			28,400	16-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   297

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			20,000	18-JUL-03
			9,700	18-JUL-03
			10,000	18-JUL-03
			50,000	18-JUL-03
			5,000	21-JUL-03
			5,000	21-JUL-03
			40,000	21-JUL-03
			35,000	22-JUL-03
			50,000	23-JUL-03
			33,882	23-JUL-03
			67,038	23-JUL-03
			20,287	23-JUL-03
			100,000	23-JUL-03
			45,000	23-JUL-03
			6,605	23-JUL-03
			23,182	23-JUL-03
			33,307	23-JUL-03
			20,000	23-JUL-03
			1,524	23-JUL-03
			30,000	23-JUL-03
			50,000	23-JUL-03
			25,000	23-JUL-03
			50,000	23-JUL-03
			50,874	23-JUL-03
			30,000	23-JUL-03
			27,931	23-JUL-03
			75,000	23-JUL-03
			119,205	23-JUL-03
			40,000	23-JUL-03
			50,000	23-JUL-03
			3,000	23-JUL-03
			32,500	23-JUL-03
			18,500	23-JUL-03
			29,397	23-JUL-03
			20,000	23-JUL-03
			20,000	23-JUL-03
			30,000	23-JUL-03
			28,682	24-JUL-03
			30,000	24-JUL-03
			30,000	24-JUL-03
			924	24-JUL-03
			178,982	24-JUL-03
			21,292	25-JUL-03
			18,018	25-JUL-03
			6,235	25-JUL-03
			14,141	25-JUL-03
			7,500	28-JUL-03
			13,012	28-JUL-03
			17,500	29-JUL-03
			10,000	29-JUL-03
			20,000	30-JUL-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			7,000	30-JUL-03
			63,859	30-JUL-03
			22,222	30-JUL-03
			18,488	30-JUL-03
			15,000	30-JUL-03
			31,193	31-JUL-03
			12,385	31-JUL-03
			5,000	31-JUL-03
			50,000	31-JUL-03
			9,510	05-AUG-03
			6,869	14-AUG-03
			6,869	14-AUG-03
			30,000	14-AUG-03
			50,000	14-AUG-03
			15,807	14-AUG-03
			40,000	21-AUG-03
			32,021	26-AUG-03
			3,898	03-SEP-03
			250,000	10-SEP-03
			300,000	10-SEP-03
			2,018	10-SEP-03
			25,000	12-SEP-03
			64,800	19-SEP-03
			10,000	22-SEP-03
			150,000	23-SEP-03
			30,000	23-SEP-03
			30,000	24-SEP-03
			60,000	25-SEP-03
			3,835	25-SEP-03
			2,528	25-SEP-03
			30,000	26-SEP-03
			14,693	30-SEP-03
			5,000	01-OCT-03
			100,000	01-OCT-03
			100,000	01-OCT-03
			7,700	02-OCT-03
			60,000	02-OCT-03
			21,824	02-OCT-03
			25,000	07-OCT-03
			89,387	13-OCT-03
			25,000	13-OCT-03
			30,000	13-OCT-03
			29,330	13-OCT-03
			34,591	13-OCT-03
			26,020	13-OCT-03
			80,000	13-OCT-03
			19,000	13-OCT-03
			60,000	14-OCT-03
			53,330	14-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   299

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			10,000	16-OCT-03
			15,772	16-OCT-03
			40,000	20-OCT-03
			100,000	22-OCT-03
			49,254	27-OCT-03
			30,000	27-OCT-03
			292	27-OCT-03
			15,000	28-OCT-03
			33,901	28-OCT-03
			7,000	28-OCT-03
			33,901	30-OCT-03
			35,700	04-NOV-03
			31,891	05-NOV-03
			5,000	12-NOV-03
			97,459	18-NOV-03
			2,541	25-NOV-03
			17,000	15-DEC-03
			7,000	15-DEC-03
			40,000	15-DEC-03
			5,000	16-DEC-03
			7,000	16-DEC-03
			8,188	19-DEC-03
			31,095	19-DEC-03
			32,500	19-DEC-03
			17,341	19-DEC-03
			65,938	19-DEC-03
			18,181	19-DEC-03
			70,000	23-DEC-03
			37,037	24-DEC-03
			10,000	29-DEC-03
			75,000	29-DEC-03
			48,424	29-DEC-03
			50,000	30-DEC-03
			25,000	30-DEC-03
			34,408	15-JAN-04
			24,094	15-JAN-04
			35,000	16-JAN-04
			5,517	16-JAN-04
			15,000	19-JAN-04
			20,000	19-JAN-04
			16,000	19-JAN-04
			32,131	19-JAN-04
			13,474	20-JAN-04
			13,336	20-JAN-04
			100,000	20-JAN-04
			7,500	21-JAN-04
			12,923	21-JAN-04
			13,198	21-JAN-04
			10,000	21-JAN-04
			10,000	21-JAN-04
			13,153	22-JAN-04

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   300

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			30,840	27-JAN-04
			13,859	27-JAN-04
			4,000	27-JAN-04
			14,000	27-JAN-04
			50,000	27-JAN-04
			200,000	27-JAN-04
			48,500	27-JAN-04
			10,000	27-JAN-04
			20,000	27-JAN-04
			70,000	27-JAN-04
			100,000	27-JAN-04
			15,717	27-JAN-04
			20,000	27-JAN-04
			250,000	27-JAN-04
			57,114	27-JAN-04
			40,000	28-JAN-04
			100,000	28-JAN-04
			7,000	28-JAN-04
			6,032	29-JAN-04
			65,100	29-JAN-04
			60,000	29-JAN-04
			10,000	02-FEB-04
			10,000	02-FEB-04
			50,000	02-FEB-04
			10,000	03-FEB-04
			10,000	03-FEB-04
			1,500	04-FEB-04
			200,000	04-FEB-04
			16,000	04-FEB-04
			32,000	05-FEB-04
			15,729	06-FEB-04
			50,000	06-FEB-04
			70,000	06-FEB-04
			50,000	11-FEB-04
MR GRAHAM PYE	ORD 0.1P	10,000	10,000	01-APR-03
DAVENANT PLACE	DEF SHS 4.9	NIL		
DAVENANT ROAD				
OXFORD OX3 0....				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS AUDREY ELIZABETH MEREDITH PYKE	1 STUART ROAD WINDLE ST HELENS WA10 6UR	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS JANE SUSAN ELIZABETH PYNE	STAGE COTTAGE SILVER HILL HURST GREEN EAST SUSSEX TN19 7GD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
QGCI NOMINEES LIMITED	4TH FLOOR SUTTON HOUSE 28-30 THE PARADE ST. HELIER JERSEY JE4 8TE	DEF SHS 4.9	NIL	30,900	01-APR-03
QGCI NOMINEES LIMITED	4TH FLOOR SUTTON HOUSE 28-30 THE PARADE ST. HELIER JERSEY JE4 8TE	ORD 0.1P	19,900	21,000	25-NOV-03
MR JOHN EDWARD HOLGATE QUICKFALL	34 MIDDLETHORPE DRIVE DRINGHOUSES YORK YO24 1LZ	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
JOSEPH QUINLAN ESQ	47 KNEBWORTH AVENUE LONDON E17 5AL	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MR JOSEPH QUINLAN	47 KNEBWORTH AVENUE LONDON E17 5AH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JAMES QUINN	16 STRATFORD WAY CASSIOBURY PARK WATFORD ENGLAND WD1 3DH	ORD 0.1P	NIL	30,770	31-JAN-04
MR THOMAS JOSEPH QUINN + MRS CATHERINE ANN QUINN	GREEN TOP NURSERY CLAYTON LANE CLAYTON BRADFORD W YORKS BD14 6SP	ORD 0.1P DEF SHS 4.9	1,428 NIL	1,428	01-APR-03
MR MASOOD QURAISHI + MRS ZAIRA QURAISHI	52 MEADOW WAY WEMBLEY MIDDLESEX HA9 7LG	ORD 0.1P	50,000		
MR IAN PETER RADFORD	THE THATCHES SNAILWELL ROAD NEWMARKET SUFFOLK CB8 7DP	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS MANDY JANE RAFFERTY 21 BLISWORTH WAY SWANWICK ALFRETON DERBYSHIRE DE55 1EH	ORD 0.1P	8,680		
KASHIF RAFIQUE ESQ 332 HARROGATE ROAD LEEDS LS17 6PE	ORD 0.1P	NIL	120,000	30-SEP-03
MRS ANN RAGGETT 29 LONG LANE ICKENHAM UXBRIDGE MIDDLESEX UB10 8QU	ORD 0.1P DEF SHS 4.9	16,304 NIL	16,304	01-APR-03
MRS ANN VIVIEN RAGGETT 29 LONG LANE ICKENHAM UXBRIDGE MIDDLESEX UB10 8QU	ORD 0.1P DEF SHS 4.9	14,372 NIL	14,372	01-APR-03
MR DEVASENAN RAJAGOPAL 4 LONGLEY AVENUE ALPERTON WEMBLEY MIDDLESEX HA0 1NQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR SITTAMBALAM RAJASUNDARAM + MRS MAHARANI RAJASUNDARAM 42 GROSVENOR ROAD ORPINGTON KENT BR5 1QU	ORD 0.1P	110,000		
MR JOHN MAURICE RAMPTON 34 CREEKMOOR LANE CREEKMOOR POOLE DORSET BH17 7BS	ORD 0.1P EF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR NADEEM RASAB 17 LYSWAYS STREET WALSALL WEST MIDLANDS WS1 3AG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR STEPHEN JAMES RATCLIFFE THE OLD VICARAGE AMBION LANE SUTTON CHENEY NUNEATON WARWICKSHIRE CV13 0AD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
TIM RATCLIFFE ESQ 31 BELPER LANE BELPER DERBYSHIRE DE56 2WG	ORD 0.1P	15,384		
RATHBONE NOMINEES LIMITED PORT OF LIVERPOOL BUILDING PIER HEAD LIVERPOOL L3 1NW	DEF SHS 4.9	N	1,090,130	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RATHBONE NOMINEES LIMITED PORT OF LIVERPOOL BUILDING PIER HEAD LIVERPOOL L3 1NW	ORD 0.1P	1,162,730	95,000 24,763	17-FEB-03 06-MAR-03
ASHWIN RATTAN ESQ 200 QUEEN EDITHS WAY CAMBRIDGE CAMBRIDGESHIRE CB1 4NL	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
MR DELVIN RAVALD 118 TUNNEL AVENUE GREENWICH LONDON SE10 0SD	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
RAVEN NOMINEES LIMITED 1127 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 1127 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 1130 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 1130 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	10,000	17-DEC-03
RAVEN NOMINEES LIMITED 1132 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 1132 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	125,000		
RAVEN NOMINEES LIMITED 1133 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 1133 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 1141 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	200,000 50,000 100,000	18-JUN-03 25-SEP-03 30-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 1144 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	712,500		
RAVEN NOMINEES LIMITED 1155 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 1155 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 1211 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 1211 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 1281 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 1281 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 1627 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 1627 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 2031 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	18-JUN-03
RAVEN NOMINEES LIMITED 2072 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000	100,000	14-JAN-04
RAVEN NOMINEES LIMITED 2155 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 2155 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 2233 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 2233 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 2262 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 2262 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	5,000	22-APR-03
RAVEN NOMINEES LIMITED 2457 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	35,000	01-APR-03
RAVEN NOMINEES LIMITED 2457 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 2497 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 2497 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 2502 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 2502 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 2523 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 2523 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 2599 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 2599 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 2674 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,300	01-APR-03
RAVEN NOMINEES LIMITED 2674 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,300		
RAVEN NOMINEES LIMITED 2700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 2700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	21-JUL-03
RAVEN NOMINEES LIMITED 2703 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	28,000	01-APR-03
RAVEN NOMINEES LIMITED 2703 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	28,000		
RAVEN NOMINEES LIMITED 2804 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 2804 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 2848 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	35,000	02-JUN-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 2856 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	21,000	01-APR-03
RAVEN NOMINEES LIMITED 2856 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	21,000	08-APR-03
RAVEN NOMINEES LIMITED 3024 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 3024 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 3110 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 3110 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 3134 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 3134 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 3147 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 3147 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	14,000		
RAVEN NOMINEES LIMITED 3150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 3150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 3341 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 3341 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 3355 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 3355 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 3378 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	100,000	26-JUN-03
RAVEN NOMINEES LIMITED 3418 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 3418 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 3491 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 3620 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,250,000		
RAVEN NOMINEES LIMITED 3708 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 3708 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	170,000		
RAVEN NOMINEES LIMITED 3766 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	13,500	06-MAR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 3881 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 4021 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 4021 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 4095 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 4095 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 4122 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	100,000	06-FEB-04
RAVEN NOMINEES LIMITED 4160 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	158,000	01-APR-03
RAVEN NOMINEES LIMITED 4160 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	158,000		
RAVEN NOMINEES LIMITED 4193 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 4193 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 4215 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 4215 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 4269 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 4269 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 4280 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 4280 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 4374 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 4374 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 4462 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 4462 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 4479 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 4479 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 4487 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 4487 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 4492 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	14,000	01-APR-03
RAVEN NOMINEES LIMITED 4492 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	14,000		
RAVEN NOMINEES LIMITED 4500 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	37,000	01-APR-03
RAVEN NOMINEES LIMITED 4500 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	37,000		
RAVEN NOMINEES LIMITED 4562 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,500	01-APR-03
RAVEN NOMINEES LIMITED 4562 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,500		
RAVEN NOMINEES LIMITED 4567 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 4567 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 4618 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	3,000	31-MAR-03
RAVEN NOMINEES LIMITED 4665 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 4665 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 4692 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 4692 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	10,000	26-SEP-03
RAVEN NOMINEES LIMITED 4750 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 4750 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 5158 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	38,000	13-MAR-03
RAVEN NOMINEES LIMITED 5212 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	150,000	01-APR-03
RAVEN NOMINEES LIMITED 5212 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 5217 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	55,000	01-APR-03
RAVEN NOMINEES LIMITED 5217 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	55,000		
RAVEN NOMINEES LIMITED 5262 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 5262 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 5412 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 5412 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   313

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 5442 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 5552 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,400	01-APR-03
RAVEN NOMINEES LIMITED 5552 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,400		
RAVEN NOMINEES LIMITED 5659 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 5659 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 5669 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 5669 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000,000		
RAVEN NOMINEES LIMITED 5711 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 5711 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TF	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 5761 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 5761 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 6113 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 6113 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	02-FEB-04
RAVEN NOMINEES LIMITED 6397 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	49,000	01-APR-03
RAVEN NOMINEES LIMITED 6397 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	199,000		
RAVEN NOMINEES LIMITED 6402 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,400	01-APR-03
RAVEN NOMINEES LIMITED 6402 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,400		
RAVEN NOMINEES LIMITED 6446 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	400,000	200,000	24-JUN-03
RAVEN NOMINEES LIMITED 6450 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	11,000	01-APR-03
RAVEN NOMINEES LIMITED 6450 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	76,000	35,000	27-JAN-04
RAVEN NOMINEES LIMITED 6598 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,800	01-APR-03
RAVEN NOMINEES LIMITED 6598 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	6,800	30-JUN-03
RAVEN NOMINEES LIMITED 6602 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	16,000	01-APR-03
RAVEN NOMINEES LIMITED 6602 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	16,000	31-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   315

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 6618 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	5,000	07-MAR-03
RAVEN NOMINEES LIMITED 6703 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 6708 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 6796 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 6806 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 6806 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 6826 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 6823 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 6829 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	55,000	01-APR-03
RAVEN NOMINEES LIMITED 6829 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	55,000		
RAVEN NOMINEES LIMITED 6838 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 6838 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 6869 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 6869 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 6888 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 6931 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 6931 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000	50,000	20-JUN-03
RAVEN NOMINEES LIMITED 6983 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 6983 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 7266 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 7266 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 7334 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 7334 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 7341 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   317

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 7341 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 7420 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	37,000	24-MAR-03
RAVEN NOMINEES LIMITED 7425 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 7425 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 7480 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 7480 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 7517 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 7522 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,500	01-APR-03
RAVEN NOMINEES LIMITED 7522 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	32,500		
RAVEN NOMINEES LIMITED 7528 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	125,000	01-APR-03
RAVEN NOMINEES LIMITED 7528 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	225,000		
RAVEN NOMINEES LIMITED 7540 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 7540 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 7606 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 7606 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	3,000	03-OCT-03
RAVEN NOMINEES LIMITED 7620 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000,000		
RAVEN NOMINEES LIMITED 7644 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 7644 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 7650 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,000	01-APR-03
RAVEN NOMINEES LIMITED 7650 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	179,000		
RAVEN NOMINEES LIMITED 7652 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,350	01-APR-03
RAVEN NOMINEES LIMITED 7652 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	31,350		
RAVEN NOMINEES LIMITED 7690 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		
RAVEN NOMINEES LIMITED 7705 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000	25-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 7781 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 7781 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000	75,000	02-JUL-03
RAVEN NOMINEES LIMITED 7788 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 7788 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 7840 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000	07-OCT-03
RAVEN NOMINEES LIMITED 7882 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000	100,000	02-JUL-03
RAVEN NOMINEES LIMITED 7903 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 7903 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	125,000		
RAVEN NOMINEES LIMITED 7905 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	350,000	28-AUG-03
RAVEN NOMINEES LIMITED 7910 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	37,000	01-APR-03
RAVEN NOMINEES LIMITED 7910 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	135,000		
RAVEN NOMINEES LIMITED 8093 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 8093 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 8108 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	14,000	01-APR-03
RAVEN NOMINEES LIMITED 8108 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	14,000		
RAVEN NOMINEES LIMITED 8192 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 8192 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 8198 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	14,200	01-APR-03
RAVEN NOMINEES LIMITED 8198 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	14,200		
RAVEN NOMINEES LIMITED 8258 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,600	01-APR-03
RAVEN NOMINEES LIMITED 8258 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,600		
RAVEN NOMINEES LIMITED 8304 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 60,000	24-JUN-03 05-SEP-03
RAVEN NOMINEES LIMITED 8321 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 8321 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	125,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 8395 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,500	01-APR-03
RAVEN NOMINEES LIMITED 8395 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,500		
RAVEN NOMINEES LIMITED 8400 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 8400 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 8488 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 8488 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 8567 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,400	01-APR-03
RAVEN NOMINEES LIMITED 8567 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,400		
RAVEN NOMINEES LIMITED 8586 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000	20,000	30-JUN-03
RAVEN NOMINEES LIMITED 8587 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	150,000 50,000 75,000 100,000	17-JUN-03 04-DEC-03 05-DEC-03 04-FEB-04
RAVEN NOMINEES LIMITED 8685 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 8685 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 8767 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 8767 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 8805 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	11,000	01-APR-03
RAVEN NOMINEES LIMITED 8805 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	11,000		
RAVEN NOMINEES LIMITED 8826 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 8826 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 8905 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 8905 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 8974 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 75,000	04-JUL-03 24-SEP-03
RAVEN NOMINEES LIMITED 8985 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 8985 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 9051 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 9126 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 9306 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 9306 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 9327 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,250	01-APR-03
RAVEN NOMINEES LIMITED 9327 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,250		
RAVEN NOMINEES LIMITED 9586 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	19-JUN-03
RAVEN NOMINEES LIMITED 9687 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,500	01-APR-03
RAVEN NOMINEES LIMITED 9687 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,500		
RAVEN NOMINEES LIMITED 9826 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,100	01-APR-03
RAVEN NOMINEES LIMITED 9826 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,100		
RAVEN NOMINEES LIMITED 9828 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 9828 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 9886 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 9886 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 9913 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 9913 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 9914 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 9914 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 9918 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 9918 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 10006 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000	25,000	24-JUN-03
RAVEN NOMINEES LIMITED 10013 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	125,000 150,000	02-JUL-03 27-JAN-04
RAVEN NOMINEES LIMITED 10016 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 10016 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 10044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 10044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	25,000	04-APR-03
RAVEN NOMINEES LIMITED 10078 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,500	01-APR-03
RAVEN NOMINEES LIMITED 10078 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,500		
RAVEN NOMINEES LIMITED 10084 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	40,000	01-APR-03
RAVEN NOMINEES LIMITED 10084 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	325,000	300,000	27-JUN-03
RAVEN NOMINEES LIMITED 10112 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 10112 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 10115 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 10115 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 10207 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	32,500	01-APR-03
RAVEN NOMINEES LIMITED 10207 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	32,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   326

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 10226 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 10226 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	125,000		
RAVEN NOMINEES LIMITED 10231 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 10231 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 10232 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 10232 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		
RAVEN NOMINEES LIMITED 10266 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10266 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10268 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10268 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10330 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 10330 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 10507 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 10507 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 10509 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000	13-JUN-03
RAVEN NOMINEES LIMITED 10548 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10548 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10590 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10590 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10627 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 10627 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 10769 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	03-DEC-03
RAVEN NOMINEES LIMITED 10894 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 10894 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 10897 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 10897 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		
RAVEN NOMINEES LIMITED 10943 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10943 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10961 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 10961 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 10999 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 10999 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 11100 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 11100 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 11102 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 11102 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 11130 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 11130 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 11150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 11150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 11152 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 11152 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 11156 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 11156 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 11159 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	1,000,000	05-JAN-04
RAVEN NOMINEES LIMITED 11167 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,100	01-APR-03
RAVEN NOMINEES LIMITED 11167 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,100		
RAVEN NOMINEES LIMITED 11219 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 11219 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 11223 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	8,000 200,000 50,000	19-MAR-03 15-JUL-03 26-SEP-03
RAVEN NOMINEES LIMITED 11295 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000,000	250,000 500,000 250,000	25-JUN-03 01-JUL-03 12-JAN-04
RAVEN NOMINEES LIMITED 11390 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 11390 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 11409 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 11409 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 11455 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 11455 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	8,000	08-DEC-03
RAVEN NOMINEES LIMITED 11462 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,700	01-APR-03
RAVEN NOMINEES LIMITED 11462 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,700		
RAVEN NOMINEES LIMITED 11514 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	350,000	14-JAN-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 11588 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 11588 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 11594 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,000	01-APR-03
RAVEN NOMINEES LIMITED 11594 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,000		
RAVEN NOMINEES LIMITED 11628 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 11628 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 11707 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 11707 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 11727 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	17,700	01-APR-03
RAVEN NOMINEES LIMITED 11727 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	17,700		
RAVEN NOMINEES LIMITED 11730 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	90,000		
RAVEN NOMINEES LIMITED 11754 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	11,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 11755 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 11768 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 11768 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 11788 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 11788 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 11789 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,650	01-APR-03
RAVEN NOMINEES LIMITED 11789 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,650		
RAVEN NOMINEES LIMITED 11792 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000	03-JUL-03
RAVEN NOMINEES LIMITED 11796 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 11796 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 11824 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 11827 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,300	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   333

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 11827 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,300		
RAVEN NOMINEES LIMITED 11888 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 11888 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 11928 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 11928 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 12007 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 12007 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	130,000		
RAVEN NOMINEES LIMITED 12035 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,800	01-APR-03
RAVEN NOMINEES LIMITED 12035 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,800		
RAVEN NOMINEES LIMITED 30022 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 30022 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 30024 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 30024 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000	100,000	30-JUN-03
RAVEN NOMINEES LIMITED 30182 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,400	01-APR-03
RAVEN NOMINEES LIMITED 30182 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,400		
RAVEN NOMINEES LIMITED 30300 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 30360 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 30360 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 30401 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 30401 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 30420 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	37,500	01-APR-03
RAVEN NOMINEES LIMITED 30420 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	37,500		
RAVEN NOMINEES LIMITED 30440 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 30440 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 30961 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 30961 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 30962 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 30962 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 31020 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 31020 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 31022 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	100,000	01-APR-03
RAVEN NOMINEES LIMITED 31022 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	50,000	23-JUN-03
RAVEN NOMINEES LIMITED 31123 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,300	01-APR-03
RAVEN NOMINEES LIMITED 31123 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,300		
RAVEN NOMINEES LIMITED 31125 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 31125 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 31201 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 31201 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 31480 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000	250,000	23-JUN-03
RAVEN NOMINEES LIMITED 31543 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,265	01-APR-03
RAVEN NOMINEES LIMITED 31543 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,265		
RAVEN NOMINEES LIMITED 31840 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 32022 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	66,000	100,000	18-JUN-03
RAVEN NOMINEES LIMITED 32200 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 32200 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 32643 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 32643 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 32663 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 32663 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 32713 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 32713 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 32801 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 32801 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 32806 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 32827 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 32827 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 32874 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 32874 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 32880 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,250	01-APR-03
RAVEN NOMINEES LIMITED 32880 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,250		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 32901 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 32901 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	40,000 31,000	20-JUN-03 19-SEP-03
RAVEN NOMINEES LIMITED 32902 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	19,000	01-APR-03
RAVEN NOMINEES LIMITED 32902 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	19,000		
RAVEN NOMINEES LIMITED 32934 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 32934 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 32964 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,300	01-APR-03
RAVEN NOMINEES LIMITED 32964 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,300		
RAVEN NOMINEES LIMITED 32967 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 32967 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000	28-NOV-03
RAVEN NOMINEES LIMITED 33019 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 33043 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 33043 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,500		
RAVEN NOMINEES LIMITED 33107 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	200,000	01-APR-03
RAVEN NOMINEES LIMITED 33107 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 33122 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 33122 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 33218 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 33218 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 33543 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 33543 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 33547 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 33547 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 33568 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	142,500	200,000 100,000 100,000 70,000	27-JUN-03 21-NOV-03 08-DEC-03 10-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 33599 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,500	01-APR-03
RAVEN NOMINEES LIMITED 33599 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,500		
RAVEN NOMINEES LIMITED 33644 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 750,000	10-JUL-03 28-NOV-03
RAVEN NOMINEES LIMITED 33651 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 33651 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 33697 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 33697 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 33730 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,000	01-APR-03
RAVEN NOMINEES LIMITED 33730 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,000		
RAVEN NOMINEES LIMITED 33771 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 33771 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 33824 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 33824 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 33925 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 33925 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 33981 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,500	01-APR-03
RAVEN NOMINEES LIMITED 33981 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,500		
RAVEN NOMINEES LIMITED 34021 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,100	01-APR-03
RAVEN NOMINEES LIMITED 34021 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	9,100		
RAVEN NOMINEES LIMITED 34024 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 34024 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 34027 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 34027 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	3,500	21-JAN-04
RAVEN NOMINEES LIMITED 34029 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 342

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34029 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 34031 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,000	01-APR-03
RAVEN NOMINEES LIMITED 34031 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	9,000		
RAVEN NOMINEES LIMITED 34050 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 34050 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 34051 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 34051 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 34058 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 34058 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 34105 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 34105 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 34112 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34112 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,500		
RAVEN NOMINEES LIMITED 34129 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 34129 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	3,000	11-FEB-04
RAVEN NOMINEES LIMITED 34143 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 34143 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	20,000	17-JUN-03
RAVEN NOMINEES LIMITED 34162 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	85,000	13-JUN-03
RAVEN NOMINEES LIMITED 34204 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 34204 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 34242 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 34253 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000	02-JUL-03
RAVEN NOMINEES LIMITED 34256 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	600	01-APR-03
RAVEN NOMINEES LIMITED 34256 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	600		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34264 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 34264 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	20,000	20-JUN-03
RAVEN NOMINEES LIMITED 34278 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 34278 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 34291 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 34291 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 34300 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	170,000		
RAVEN NOMINEES LIMITED 34323 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	04-FEB-04
RAVEN NOMINEES LIMITED 34337 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 34337 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		
RAVEN NOMINEES LIMITED 34338 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 34338 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34364 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 34364 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 34365 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 34365 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 34366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	45,985	01-APR-03
RAVEN NOMINEES LIMITED 34366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	45,985		
RAVEN NOMINEES LIMITED 34371 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 34371 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 34385 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	11,500	01-APR-03
RAVEN NOMINEES LIMITED 34385 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	11,500		
RAVEN NOMINEES LIMITED 34441 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 34441 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34448 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 34448 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	OPD 0.1P	4,000		
RAVEN NOMINEES LIMITED 34452 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,500	01-APR-03
RAVEN NOMINEES LIMITED 34452 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,500		
RAVEN NOMINEES LIMITED 34460 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500,000	1,000,000	30-JUN-03
RAVEN NOMINEES LIMITED 34461 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,300	01-APR-03
RAVEN NOMINEES LIMITED 34461 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,300		
RAVEN NOMINEES LIMITED 34474 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	40,000	01-APR-03
RAVEN NOMINEES LIMITED 34474 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	190,000	100,000 75,000 200,000	16-JUN-03 23-JUN-03 14-JAN-04
RAVEN NOMINEES LIMITED 34500 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 34500 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 34608 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   347

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34608 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 34625 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 34625 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 34641 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	5,460,000	14-APR-03
RAVEN NOMINEES LIMITED 34683 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 34683 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	1,500	14-OCT-03
RAVEN NOMINEES LIMITED 34690 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 34690 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 34700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 34700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 34716 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,500	01-APR-03
RAVEN NOMINEES LIMITED 34716 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   348

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34718 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 34718 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 34731 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 34731 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 34741 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 34741 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 34742 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 34742 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 34747 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,000	01-APR-03
RAVEN NOMINEES LIMITED 34747 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,000		
RAVEN NOMINEES LIMITED 34748 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 34748 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34756 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	167,000	50,000	01-JUL-03
RAVEN NOMINEES LIMITED 34758 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 34758 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 34779 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 34779 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 34800 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 34800 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	02-OCT-03
RAVEN NOMINEES LIMITED 34832 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 34832 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 34838 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	257,143	01-APR-03
RAVEN NOMINEES LIMITED 34838 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	257,143		
RAVEN NOMINEES LIMITED 34865 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34865 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 34887 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,500	01-APR-03
RAVEN NOMINEES LIMITED 34887 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,500		
RAVEN NOMINEES LIMITED 34903 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,400	01-APR-03
RAVEN NOMINEES LIMITED 34903 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	5,400	05-SEP-03
RAVEN NOMINEES LIMITED 34916 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,650	01-APR-03
RAVEN NOMINEES LIMITED 34916 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,650		
RAVEN NOMINEES LIMITED 34941 ACC	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	70,000	11-SEP-03
RAVEN NOMINEES LIMITED 34952 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 34952 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 34962 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 34962 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   351

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 34991 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 34991 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 35020 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,350	01-APR-03
RAVEN NOMINEES LIMITED 35020 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,350		
RAVEN NOMINEES LIMITED 35042 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 35042 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 35044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 35044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 35095 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 35095 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 35112 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,100	01-APR-03
RAVEN NOMINEES LIMITED 35112 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,100		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35115 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000	50,000 25,000	19-JUN-03 24-JUN-03
RAVEN NOMINEES LIMITED 35119 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 35119 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 35121 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	11,000	01-APR-03
RAVEN NOMINEES LIMITED 35121 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	11,000		
RAVEN NOMINEES LIMITED 35124 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	825	01-APR-03
RAVEN NOMINEES LIMITED 35124 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	825		
RAVEN NOMINEES LIMITED 35135 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,500	01-APR-03
RAVEN NOMINEES LIMITED 35135 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,500		
RAVEN NOMINEES LIMITED 35141 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 35141 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35142 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   353

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35142 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35189 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
..N NOMINEES LIMITED 35189 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 35203 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	900	01-APR-03
RAVEN NOMINEES LIMITED 35203 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	900		
RAVEN NOMINEES LIMITED 35223 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 35223 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 35230 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 35230 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 35234 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 35234 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 35235 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35235 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35238 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,070	01-APR-03
RAVEN NOMINEES LIMITED 35238 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,070		
RAVEN NOMINEES LIMITED 35270 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 35270 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 35333 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,000	01-APR-03
RAVEN NOMINEES LIMITED 35333 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,000		
RAVEN NOMINEES LIMITED 35419 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 35419 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35448 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	27,500	01-APR-03
RAVEN NOMINEES LIMITED 35448 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	27,500		
RAVEN NOMINEES LIMITED 35452 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35452 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 35484 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 35484 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 35523 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 35523 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000	150,000	26-AUG-03
RAVEN NOMINEES LIMITED 35535 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 35535 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 35571 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 35571 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 35611 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 35611 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 35622 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35622 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 35626 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 35626 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 35632 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 35632 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 35637 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 35637 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 35640 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 35640 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 35666 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,200	01-APR-03
RAVEN NOMINEES LIMITED 35666 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,200		
RAVEN NOMINEES LIMITED 35668 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,30%	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35668 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,300		
RAVEN NOMINEES LIMITED 35675 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,800	01-APR-03
RAVEN NOMINEES LIMITED 35675 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,800		
RAVEN NOMINEES LIMITED 35712 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 35712 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 35717 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 35717 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	33,000	50,000	20-JUN-03
RAVEN NOMINEES LIMITED 35726 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 35726 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35731 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 35774 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 35774 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35783 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 35783 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 35803 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	40,000	01-APR-03
RAVEN NOMINEES LIMITED 35803 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	40,000	18-NOV-03
RAVEN NOMINEES LIMITED 35806 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000	150,000 161,167	18-JUN-03 19-JUN-03
RAVEN NOMINEES LIMITED 35816 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,700	01-APR-03
RAVEN NOMINEES LIMITED 35816 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,700		
RAVEN NOMINEES LIMITED 35821 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 35821 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	160,000		
RAVEN NOMINEES LIMITED 35823 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 35823 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 35829 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 35829 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 35840 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 35912 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,700	01-APR-03
RAVEN NOMINEES LIMITED 35912 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,700		
RAVEN NOMINEES LIMITED 35982 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 35982 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 35985 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 35935 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 35989 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,000	01 APR 05
RAVEN NOMINEES LIMITED 35939 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	9,000		
RAVEN NOMINEES LIMITED 36032 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	17-SEP-03
RAVEN NOMINEES LIMITED 36070 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 to 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36070 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 36081 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 36081 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 36089 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 36093 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 36093 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	110,000		
RAVEN NOMINEES LIMITED 36102 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 36130 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 36130 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 36162 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,500	01-APR-03
RAVEN NOMINEES LIMITED 36162 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,500		
RAVEN NOMINEES LIMITED 36165 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	89,285	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36165 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	89,285		
RAVEN NOMINEES LIMITED 36166 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 36166 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 36180 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 36180 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 36181 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 36243 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,600	01-APR-03
RAVEN NOMINEES LIMITED 36243 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,600		
RAVEN NOMINEES LIMITED 36281 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 36281 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 36298 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 36298 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

Page 362

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36325 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	12,800	01-APR-03
RAVEN NOMINEES LIMITED 36325 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	12,800		
RAVEN NOMINEES LIMITED 36327 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 36327 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	51,000		
RAVEN NOMINEES LIMITED 36332 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 36332 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 36381 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 36381 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 36429 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 36429 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 36533 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 36533 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	3,500	09-MAY-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36537 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	13,500	01-APR-03
RAVEN NOMINEES LIMITED 36537 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	13,500		
RAVEN NOMINEES LIMITED 36545 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 36545 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 36560 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 36560 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 36585 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	900	01-APR-03
RAVEN NOMINEES LIMITED 36585 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	900		
RAVEN NOMINEES LIMITED 36603 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,000	01-APR-03
RAVEN NOMINEES LIMITED 36603 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	59,000	27-JUN-03
RAVEN NOMINEES LIMITED 36607 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 36607 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36614 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 36614 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 36621 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 36621 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000		
RAVEN NOMINEES LIMITED 36642 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 36642 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 36644 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 36644 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 36660 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 36660 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 36710 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	300,000	01-APR-03
RAVEN NOMINEES LIMITED 36710 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   365

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36803 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 36803 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 36827 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 36827 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 36834 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 36834 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 36851 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 36851 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 36853 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,400	01-APR-03
RAVEN NOMINEES LIMITED 36853 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,400		
RAVEN NOMINEES LIMITED 36880 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 36880 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   366

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 36968 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 36968 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		
RAVEN NOMINEES LIMITED 37001 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 37001 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 37005 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	31,500	01-APR-03
RAVEN NOMINEES LIMITED 37005 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	31,500		
RAVEN NOMINEES LIMITED 37064 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,800	01-APR-03
RAVEN NOMINEES LIMITED 37064 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,800		
RAVEN NOMINEES LIMITED 37089 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	14-OCT-03
RAVEN NOMINEES LIMITED 37103 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 37103 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	145,000	100,000 50,000	19-JUN-03 25-JUN-03
RAVEN NOMINEES LIMITED 37146 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 37146 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 37150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 37150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 37161 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 37161 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 37220 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	40,000	01-APR-03
RAVEN NOMINEES LIMITED 37220 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	40,000	01-AUG-03
RAVEN NOMINEES LIMITED 37260 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 37260 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 37290 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 37290 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 37301 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 368

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 37301 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 37324 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	25,000	01-JUL-03
RAVEN NOMINEES LIMITED 37346 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 37346 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 37347 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 37347 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 37366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 37366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 37381 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 37381 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000	5,000	23-JUN-03
RAVEN NOMINEES LIMITED 37401 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 37401 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 37408 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 37408 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 37447 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 37889 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 37889 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000	100,000	02-JUL-03
RAVEN NOMINEES LIMITED 37902 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,200	01-APR-03
RAVEN NOMINEES LIMITED 37902 ACCT	4TH FLOOR 40 MARSH WALL LONDCN E14 9TP	ORD 0.1P	1,200		
RAVEN NOMINEES LIMITED 37984 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 37984 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 38044 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 38044 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 38143 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	80,000	20-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   370

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 38325 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 38325 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	40,000 41,000	20-JUN-03 02-JUL-03
RAVEN NOMINEES LIMITED 38364 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 38364 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 38628 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,500	01-APR-03
RAVEN NOMINEES LIMITED 38628 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	9,500		
RAVEN NOMINEES LIMITED 38705 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	8,000	05-MAR-03
RAVEN NOMINEES LIMITED 38786 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 38786 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 38824 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	02-JUL-03
RAVEN NOMINEES LIMITED 38926 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 38926 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 38946 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	25,000	12-FEB-03
RAVEN NOMINEES LIMITED 39010 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 39403 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 39403 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 39446 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 39446 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 39561 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 50,000	30-JUN-03 09-JAN-04
RAVEN NOMINEES LIMITED 39770 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,700	01-APR-03
RAVEN NOMINEES LIMITED 39770 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,700		
RAVEN NOMINEES LIMITED 39781 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 39781 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 39787 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 39787 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	10,000	16-MAY-03
RAVEN NOMINEES LIMITED 39824 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500,000		
RAVEN NOMINEES LIMITED 39927 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 39927 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 40027 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 40027 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 40045 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 40045 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,000		
RAVEN NOMINEES LIMITED 40124 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 180,000 20,000	23-JUN-03 24-JUN-03 01-JUL-03
RAVEN NOMINEES LIMITED 40147 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000 150,000	03-JUL-03 16-JUL-03
RAVEN NOMINEES LIMITED 40165 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,850	01-APR-03
RAVEN NOMINEES LIMITED 40165 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,850		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 40169 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 40169 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 40215 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 40215 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	56,000 200,000	19-JUN-03 26-JUN-03
RAVEN NOMINEES LIMITED 40274 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 40274 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 40300 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 40324 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	500,000	04-SEP-03
RAVEN NOMINEES LIMITED 40382 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TF	ORD 0.1P	70,000		
RAVEN NOMINEES LIMITED 40391 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	80,000	20-JUN-03
RAVEN NOMINEES LIMITED 40485 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	80,000	18-JUN-03
RAVEN NOMINEES LIMITED 40521 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000 50,000	25-JUN-03 16-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 40548 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	500,000		
RAVEN NOMINEES LIMITED 40568 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 40568 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 40581 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 40583 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	500,000	20-JUN-03
RAVEN NOMINEES LIMITED 40641 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 40641 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	25,000 30,000	20-JUN-03 04-JUL-03
RAVEN NOMINEES LIMITED 40684 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 40684 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 40688 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	500,000	17-JUN-03
RAVEN NOMINEES LIMITED 40751 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	27,500	01-APR-03
RAVEN NOMINEES LIMITED 40751 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	27,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 40868 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 40868 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	24-JUN-03
RAVEN NOMINEES LIMITED 40977 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 40977 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 41103 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41103 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 41104 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,000	01-APR-03
RAVEN NOMINEES LIMITED 41134 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	7,000	07-APR-03
RAVEN NOMINEES LIMITED 41242 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 41242 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 41263 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41263 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 41299 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41299 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 41321 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 41321 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 41331 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,000	01-APR-03
RAVEN NOMINEES LIMITED 41331 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,000	10,000	18-FEB-03
RAVEN NOMINEES LIMITED 41347 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41347 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 41349 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03
RAVEN NOMINEES LIMITED 41349 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 41354 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41354 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   377

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 41386 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41386 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	35,000	23-JUN-03
RAVEN NOMINEES LIMITED 41391 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41391 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 41399 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,700	01-APR-03
RAVEN NOMINEES LIMITED 41399 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,700		
RAVEN NOMINEES LIMITED 41416 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	50,000 / 50,000	23-JUN-03 / 11-DEC-03
RAVEN NOMINEES LIMITED 41426 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 41426 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 41430 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	1,500	01-APR-03
RAVEN NOMINEES LIMITED 41430 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,500		
RAVEN NOMINEES LIMITED 41434 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   378

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 41434 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 41442 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	40,000	24-MAR-03
RAVEN NOMINEES LIMITED 41606 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,500	01-APR-03
RAVEN NOMINEES LIMITED 41606 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,500		
RAVEN NOMINEES LIMITED 41614 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000	250,000	13-JUN-03
RAVEN NOMINEES LIMITED 41652 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 41693 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41693 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	60,000		
RAVEN NOMINEES LIMITED 41699 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 41712 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	5,000	12-FEB-03
RAVEN NOMINEES LIMITED 41802 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41802 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 41843 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41843 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 41853 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41853 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 41953 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 41953 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 41958 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 41958 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 41985 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 41985 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 42008 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 42012 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42036 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 42036 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	50,000	30-JUN-03
RAVEN NOMINEES LIMITED 42044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	50,000	01-APR-03
RAVEN NOMINEES LIMITED 42044 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 42055 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 42055 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	202,500		
RAVEN NOMINEES LIMITED 42081 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 42081 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 42089 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 42097 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 42124 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42124 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42133 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03
RAVEN NOMINEES LIMITED 42133 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 42144 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 42144 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 42168 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	9,000	01-APR-03
RAVEN NOMINEES LIMITED 42168 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	9,000		
RAVEN NOMINEES LIMITED 42170 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 42170 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 42208 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 42213 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	25,000	01-APR-03
RAVEN NOMINEES LIMITED 42213 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 42215 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42219 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 50,000 50,000	13-AUG-03 11-DEC-03 10-FEB-04
RAVEN NOMINEES LIMITED 42241 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	100,000	01-APR-03
RAVEN NOMINEES LIMITED 42241 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000	150,000	10-JUL-03
RAVEN NOMINEES LIMITED 42253 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42253 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 42300 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	30-JUN-03
RAVEN NOMINEES LIMITED 42302 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 42302 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 42308 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	100,000	20-JAN-04
RAVEN NOMINEES LIMITED 42310 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	50,000 50,000 200,000	20-JUN-03 26-JUN-03 23-SEP-03
RAVEN NOMINEES LIMITED 42311 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	14-JAN-04
RAVEN NOMINEES LIMITED 42332 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 300,000	14-JUL-03 26-AUG-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42339 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 42339 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 42341 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 42341 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 42345 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,500	01-APR-03
RAVEN NOMINEES LIMITED 42345 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,500		
RAVEN NOMINEES LIMITED 42348 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42348 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 42349 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 42366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	45,000	01-APR-03
RAVEN NOMINEES LIMITED 42366 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	147,500		
RAVEN NOMINEES LIMITED 42372 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42372 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	130,000		
RAVEN NOMINEES LIMITED 42374 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 42374 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 42387 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 42387 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 42389 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	26,000	01-APR-03
RAVEN NOMINEES LIMITED 42389 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	300,000	30-OCT-03
RAVEN NOMINEES LIMITED 42423 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42423 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 42427 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 42427 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 42435 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   385

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42435 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	498,000		
RAVEN NOMINEES LIMITED 42436 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	18-JUN-03
RAVEN NOMINEES LIMITED 42441 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	7,400	01-APR-03
RAVEN NOMINEES LIMITED 42441 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	7,400		
RAVEN NOMINEES LIMITED 42481 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42481 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 42487 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 42500 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,385		
RAVEN NOMINEES LIMITED 42506 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42506 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 42546 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	18,000	01-APR-03
RAVEN NOMINEES LIMITED 42546 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	18,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 386

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42548 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000		
RAVEN NOMINEES LIMITED 42580 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 42580 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	110,000		
RAVEN NOMINEES LIMITED 42603 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	6,000	01-APR-03
RAVEN NOMINEES LIMITED 42603 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000	66,000	17-JUN-03
RAVEN NOMINEES LIMITED 42606 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 42606 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 42620 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		
RAVEN NOMINEES LIMITED 42628 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000	200,000	02-DEC-03
RAVEN NOMINEES LIMITED 42720 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 42720 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 42739 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	19-SEP-03

Run Date. 16-MAY-2004 01:07PM
Ref: RS2L V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 42821 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,416,252	01-APR-03
RAVEN NOMINEES LIMITED 42821 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,416,252		
RAVEN NOMINEES LIMITED 43180 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	256,269		
RAVEN NOMINEES LIMITED 43241 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 43325 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	5,000	01-APR-03
RAVEN NOMINEES LIMITED 43325 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,000		
RAVEN NOMINEES LIMITED 43602 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	66,500	80,000 20,000	17-JUN-03 19-JUN-03
RAVEN NOMINEES LIMITED 43700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 43700 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 43728 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	35,000	01-APR-03
RAVEN NOMINEES LIMITED 43728 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	400,000		
RAVEN NOMINEES LIMITED 43962 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	30,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   388

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 43962 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	100,000	18-JUN-03
RAVEN NOMINEES LIMITED 44033 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	40,000	01-APR-03
RAVEN NOMINEES LIMITED 44033 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 44089 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 44089 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 44090 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 44090 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 44203 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	60,000	01-APR-03
RAVEN NOMINEES LIMITED 44203 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TF	ORD 0.1P	500,000		
RAVEN NOMINEES LIMITED 44295 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	500,000	250,000 250,000	22-JAN-04 27-JAN-04
RAVEN NOMINEES LIMITED 44364 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	140,000		
RAVEN NOMINEES LIMITED 44380 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 389

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 44380 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 44385 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	35,000	01-APR-03
RAVEN NOMINEES LIMITED 44385 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 44525 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	14-AUG-03
RAVEN NOMINEES LIMITED 44548 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 44548 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 44560 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 44560 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	CRD 0.1P	10,000		
RAVEN NOMINEES LIMITED 44562 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 44562 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	15,000	23-JUN-03
RAVEN NOMINEES LIMITED 44588 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	91,000		
RAVEN NOMINEES LIMITED 44619 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 44634 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 44634 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 44642 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	15,000	01-APR-03
RAVEN NOMINEES LIMITED 44642 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 44721 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03
RAVEN NOMINEES LIMITED 44721 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 44723 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	3,000	01-APR-03
RAVEN NOMINEES LIMITED 44723 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	3,000		
RAVEN NOMINEES LIMITED 44911 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	4,000	01-APR-03
RAVEN NOMINEES LIMITED 44911 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,000		
RAVEN NOMINEES LIMITED 44973 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,500	01-APR-03
RAVEN NOMINEES LIMITED 44973 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,500		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 45001 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	8,000	01-APR-03
RAVEN NOMINEES LIMITED 45001 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 45002 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	20,000	20-FEB-03
RAVEN NOMINEES LIMITED 45005 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	2,000	01-APR-03
RAVEN NOMINEES LIMITED 45005 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,000		
RAVEN NOMINEES LIMITED 45027 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	?0,000	01-APR-03
RAVEN NOMINEES LIMITED 45027 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 45028 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000	35,000 20,000 20,000	19-JUN-03 20-JUN-03 24-JUN-03
RAVEN NOMINEES LIMITED 45032 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 45069 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	70,000	03-JUL-03
RAVEN NOMINEES LIMITED 45074 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	40,000 460,000	27-MAY-03 01-JUL-03
RAVEN NOMINEES LIMITED 45118 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 45118 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 45226 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000	12-MAY-03
RAVEN NOMINEES LIMITED 45312 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	75,000	20-JUN-03
RAVEN NOMINEES LIMITED 45371 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,250,000	500,000	26-SEP-03
RAVEN NOMINEES LIMITED 45400 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	83,000		
RAVEN NOMINEES LIMITED 45506 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 45541 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 100,000	17-JUN-03 19-JAN-04
RAVEN NOMINEES LIMITED 45591 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	17-JUN-03
RAVEN NOMINEES LIMITED 45850 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		
RAVEN NOMINEES LIMITED 45879 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000	250,000 250,000	20-JUN-03 30-JUN-03
RAVEN NOMINEES LIMITED 45960 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000 50,000 250,000 150,000	17-JUN-03 18-JUN-03 19-JUN-03 26-JUN-03
RAVEN NOMINEES LIMITED 45973 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	DEF SHS 4.9	NIL	20,000	01-APR-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 45973 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	04-DEC-03
RAVEN NOMINEES LIMITED 45999 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 46184 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	26,666 20,000	20-JUN-03 30-JUL-03
RAVEN NOMINEES LIMITED 46264 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 46362 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 46375 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	01-JUL-03
RAVEN NOMINEES LIMITED 46534 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 46673 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000	100,000	09-JAN-04
RAVEN NOMINEES LIMITED 46743 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 46805 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 46819 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 46899 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   394

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 46933 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	35,000	02-JUL-03
RAVEN NOMINEES LIMITED 46944 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 46992 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	6,000		
RAVEN NOMINEES LIMITED 47002 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 47059 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	18-JUN-03
RAVEN NOMINEES LIMITED 47161 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	150,000	22-SEP-03
RAVEN NOMINEES LIMITED 47364 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	125,000 125,000	23-JUN-03 27-JUN-03
RAVEN NOMINEES LIMITED 47464 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	170,000	30-JUN-03
RAVEN NOMINEES LIMITED 47539 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	70,000	19-JUN-03
RAVEN NOMINEES LIMITED 47562 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 47568 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	70,003 70,000	25-JUN-03 26-JUN-03
RAVEN NOMINEES LIMITED 47668 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	400,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   395

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 47782 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	06-OCT-03
RAVEN NOMINEES LIMITED 47876 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 181,000	17-JUN-03 01-JUL-03
RAVEN NOMINEES LIMITED 47979 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 48000 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	26,348		
RAVEN NOMINEES LIMITED 48087 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	09-JUN-03
RAVEN NOMINEES LIMITED 48275 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,150,000	250,000 500,000 500,000 100,000	23-JUN-03 08-AUG-03 08-AUG-03 13-OCT-03
RAVEN NOMINEES LIMITED 48422 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	160,000	200,000 200,000 90,000	03-JUL-03 04-JUL-03 30-OCT-03
RAVEN NOMINEES LIMITED 48425 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000	50,000	31-JUL-03
RAVEN NOMINEES LIMITED 48744 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 48848 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000	01-JUL-03
RAVEN NOMINEES LIMITED 48839 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	500,000	1,000,000	13-JUN-03
RAVEN NOMINEES LIMITED 48908 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	710,000 290,000	17-JUN-03 07-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   396

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 49007 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	60,000	25,000	19-JUN-03
RAVEN NOMINEES LIMITED 49030 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	16,000		
RAVEN NOMINEES LIMITED 49035 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000 100,000 50,000	26-JUN-03 27-JUN-03 01-JUL-03
RAVEN NOMINEES LIMITED 49037 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 49150 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	06-AUG-03
RAVEN NOMINEES LIMITED 49259 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	18-JUN-03
RAVEN NOMINEES LIMITED 49262 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	20-JUN-03
RAVEN NOMINEES LIMITED 49266 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	03-DEC-03
RAVEN NOMINEES LIMITED 49682 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 50,000 100,000	05-JUN-03 19-JUN-03 04-JUL-03
RAVEN NOMINEES LIMITED 49687 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	1,050,000		
RAVEN NOMINEES LIMITED 49733 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 49805 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 49948 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	14,100		
RAVEN NOMINEES LIMITED 50032 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	80,000		
RAVEN NOMINEES LIMITED 50100 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	300,000	28-AUG-03
RAVEN NOMINEES LIMITED 50105 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	02-JUL-03
RAVEN NOMINEES LIMITED 50114 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	175,000 175,000	03-JUL-03 14-JUL-03
RAVEN NOMINEES LIMITED 50119 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	27,142	01-OCT-03
RAVEN NOMINEES LIMITED 50148 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	350,000	350,000	11-JUL-03
RAVEN NOMINEES LIMITED 50149 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 100,000	18-JUL-03 23-JUL-03
RAVEN NOMINEES LIMITED 50245 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 50323 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 50469 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 50507 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	150,000	29-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 50615 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 100,000 100,000	17-JUN-03 25-SEP-03 11-FEB-04
RAVEN NOMINEES LIMITED 50724 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 50727 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000	150,000	02-OCT-03
RAVEN NOMINEES LIMITED 50747 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000 150,000	13-JUN-03 16-JUN-03
RAVEN NOMINEES LIMITED 50764 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	20,000	23-JUN-03
RAVEN NOMINEES LIMITED 50796 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	400,000	27-JUN-03
RAVEN NOMINEES LIMITED 50802 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000	20-JUN-03
RAVEN NOMINEES LIMITED 50884 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 50990 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 51053 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000 75,000	08-AUG-03 30-SEP-03
RAVEN NOMINEES LIMITED 51123 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	150,000	20-JUN-03
RAVEN NOMINEES LIMITED 51125 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	70,000 180,000	24-JUN-03 01-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   399

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 51145 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000	100,000	20-JUN-03
RAVEN NOMINEES LIMITED 51148 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 51168 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 51170 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 51282 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 500,000	14-JUL-03 15-DEC-03
RAVEN NOMINEES LIMITED 51285 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	OPD 0.1P	NIL	100,000	13-JUN-03
RAVEN NOMINEES LIMITED 51322 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	19-JUN-03
RAVEN NOMINEES LIMITED 51323 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 100,000 100,000 100,000 100,000 100,000 100,000 100,000 100,000 100,000 100,000 150,000	25-JUN-03 26-JUN-03 27-JUN-03 30-JUN-03 01-JUL-03 08-JUL-03 29-JUL-03 30-JUL-03 01-AUG-03 08-AUG-03 14-AUG-03 06-OCT-03
RAVEN NOMINEES LIMITED 51379 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 51384 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	225,000	250,000 125,000 100,000	20-JUN-03 08-SEP-03 30-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   400

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 51388 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	70,000	30-JUN-03
RAVEN NOMINEES LIMITED 51392 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	60,000 40,000	23-JUN-03 01-JUL-03
RAVEN NOMINEES LIMITED 51464 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	150,000 75,000 25,000	16-JUN-03 16-JUN-03 27-JUN-03
RAVEN NOMINEES LIMITED 51471 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000	100,000	01-JUL-03
RAVEN NOMINEES LIMITED 51484 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000	250,000 250,000 250,000 250,000	23-JUN-03 04-JUL-03 13-JAN-04 22-JAN-04
RAVEN NOMINEES LIMITED 51615 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	350,000		
RAVEN NOMINEES LIMITED 51625 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 51629 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	150,000	01-JUL-03
RAVEN NOMINEES LIMITED 51633 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000		
RAVEN NOMINEES LIMITED 51634 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	500,000	19-JUN-03
RAVEN NOMINEES LIMITED 51679 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000	150,000 250,000 350,000	24-JUN-03 26-JUN-03 24-SEP-03
RAVEN NOMINEES LIMITED 51683 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000 75,000 75,000	18-JUN-03 23-JUN-03 05-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   401

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 51684 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	28,000		
RAVEN NOMINEES LIMITED 51686 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	01-JUL-03
RAVEN NOMINEES LIMITED 51688 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	15,000 15,000 20,000	16-JUN-03 10-JUL-03 14-OCT-03
RAVEN NOMINEES LIMITED 51745 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	70,000		
RAVEN NOMINEES LIMITED 51787 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 51795 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	120,000 65,000	27-JUN-03 28-JAN-04
RAVEN NOMINEES LIMITED 51799 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000 150,000 100,000	09-MAY-03 16-JUL-03 06-OCT-03
RAVEN NOMINEES LIMITED 51803 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	250,000	19-JUN-03
RAVEN NOMINEES LIMITED 51804 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 51884 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	25,000	23-JUN-03
RAVEN NOMINEES LIMITED 51886 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 100,000	25-JUN-03 30-JUN-03
RAVEN NOMINEES LIMITED 51887 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	300,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   402

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 51920 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	450,000	250,000 250,000 250,000	01-JUL-03 02-JUL-03 27-JAN-04
RAVEN NOMINEES LIMITED 51921 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 52024 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000	27-NOV-03
RAVEN NOMINEES LIMITED 52028 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	100,000 100,000	23-JUN-03 08-JUL-03
RAVEN NOMINEES LIMITED 52189 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 52361 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000	08-OCT-03
RAVEN NOMINEES LIMITED 52384 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 52459 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	60,000		
RAVEN NOMINEES LIMITED 52510 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 52761 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 52781 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	34,108 47,499	20-JUN-03 28-JAN-04
RAVEN NOMINEES LIMITED 52794 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   403

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 52972 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 53086 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 53219 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	35,000		
RAVEN NOMINEES LIMITED 53259 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 53289 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	200,000	12-JAN-04
RAVEN NOMINEES LIMITED 53293 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	20,000		
RAVEN NOMINEES LIMITED 53304 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	30,000		
RAVEN NOMINEES LIMITED 53306 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	500,000		
RAVEN NOMINEES LIMITED 53367 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TF	ORD 0.1P	80,000		
RAVEN NOMINEES LIMITED 53452 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 53506 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	175,000		
RAVEN NOMINEES LIMITED 53572 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	4,516		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   404

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 53597 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,732		
RAVEN NOMINEES LIMITED 53663 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	180,000	01-JUL-03
RAVEN NOMINEES LIMITED 53723 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	350,000		
RAVEN NOMINEES LIMITED 53745 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	75,000 50,000	06-AUG-03 21-AUG-03
RAVEN NOMINEES LIMITED 53805 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 53911 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 53946 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	185,000	50,000 200,000 200,000	3-JAN-04 16-JAN-04 27-JAN-04
RAVEN NOMINEES LIMITED 53934 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 54117 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	45,000		
RAVEN NOMINEES LIMITED 54118 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 54200 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	25,000		
RAVEN NOMINEES LIMITED 54234 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 54237 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 54331 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 54358 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 54826 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	135,000		
RAVEN NOMINEES LIMITED 55196 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	75,000		
RAVEN NOMINEES LIMITED 55199 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	30,000	28-AUG-03
RAVEN NOMINEES LIMITED 55351 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 55659 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	50,000	08-OCT-03
RAVEN NOMINEES LIMITED 55670 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 55767 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 55768 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 55837 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 55923 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 56073 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	40,000		
RAVEN NOMINEES LIMITED 56103 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	15,000		
RAVEN NOMINEES LIMITED 56593 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 56691 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	10,000		
RAVEN NOMINEES LIMITED 56956 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 57423 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	120,000		
RAVEN NOMINEES LIMITED 57462 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 57529 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	2,250,000	250,000 250,000 150,000 100,000 250,000 25,000 5,100,000	20-OCT-03 22-OCT-03 27-OCT-03 27-OCT-03 18-DEC-03 23-DEC-03 31-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   407

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 58076 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	28,228	04-FEB-04
RAVEN NOMINEES LIMITED 58200 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 58494 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 58570 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000	500,000	28-NOV-03
RAVEN NOMINEES LIMITED 59057 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 59113 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	200,000		
RAVEN NOMINEES LIMITED 59314 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 59315 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 59326 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	50,000		
RAVEN NOMINEES LIMITED 59785 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	NIL	18,166	23-JAN-04
RAVEN NOMINEES LIMITED 59972 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	8,000		
RAVEN NOMINEES LIMITED 60058 ACCT 4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RAVEN NOMINEES LIMITED 60078 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	150,000		
RAVEN NOMINEES LIMITED 60285 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 60396 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	250,000		
RAVEN NOMINEES LIMITED 60405 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	175,000		
RAVEN NOMINEES LIMITED 60551 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	100,000		
RAVEN NOMINEES LIMITED 60591 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	170,000		
RAVEN NOMINEES LIMITED 61668 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	18,461		
RAVEN NOMINEES LIMITED 61719 ACCT	4TH FLOOR 40 MARSH WALL LONDON E14 9TP	ORD 0.1P	5,714		
BRIAN JOHN RAWCLIFFE ESQ	16 STATION ROAD KIRKHAM PRESTON LANCASHIRE PR4 2AS	ORD 0.1P	NIL	10,000	27-NOV-03
HENRY ALBERT WILLIAM RAWLINGS ESQ	33 BELLHOUSE ROAD EASTWOOD LEIGH-ON-SEA ESSEX SS9 5NL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS JENNIE DIANA MAY RAWLINS	ACACIA HOUSE CHEW MAGNA BRISTOL BS40 8PW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
LEE GENE RAYMOND ESQ	19 STIRLING CLOSE MAIDENBOWER CRAWLEY WEST SUSSEX RH10 7UZ	ORD 0.1P DEF SHS 4.9	1,206 NIL	1,206	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ANTHONY ERIC RAYNES ESQ BRAMLEY HOUSE ELMSWAY HALEBARNS ALTRINCHAM CHESHIRE WA15 0DZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET GLASGOW G2 5NN	DEF SHS 4.9	NIL	40,678	01-APR-03
R C GREIG NOMINEES LIMITED 155 ST VINCENT STREET GLASGOW G2 5NN	ORD 0.1P	239,928	10,000 50,000 40,000 1,500 10,000 21,429	17-FEB-03 17-JUL-03 07-AUG-03 22-AUG-03 01-OCT-03 19-DEC-03
R C GREIG NOMINEES LIMITED AK1 ACCT 155 ST VINCENT STREET GLASGOW G2 5NN	DEF SHS 4.9	NIL	34,300	01-APR-03
R C GREIG NOMINEES LIMITED AK1 ACCT 155 ST VINCENT STREET GLASGOW G2 5NN	ORD 0.1P	184,300	10,000	25-FEB-03
R C GREIG NOMINEES LIMITED 770849 ACCT 155 ST VINCENT STREET GLASGOW G2 5NN	ORD 0.1P	NIL	300,000 200,000 300,000	14-JAN-04 15-JAN-04 16-JAN-04
R C GREIG NOMINEES LIMITED BOTCERT ACCT 155 ST VINCENT STREET GLASGOW G2 5NN	ORD 0.1P	NIL	100,000 50,000 50,000 10,000	27-MAR-03 02-JUL-03 30-JUL-03 29-JAN-04
R C GREIG NOMINEES LIMITED SOLDCERT ACCT 155 ST VINCENT STREET GLASGOW G2 5NN	ORD 0.1P	6,000		
MR COLIN HENRY READ + MRS JULIA ROBERTA READ LILAC COTTAGE 56 GREEN END STREET ASTON CLINTON AYLESBURY BUCKS HP22 5EU	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR NIGEL BRIAN READING 60 RIVETS CLOSE AYLESBURY BUCKS HP21 8JP	ORD 0.1P	18,000		
MRS CHARLOTTE CORDY- REDDEN HOLE FARM THURSLEY GODALMING GU8 6NN	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
REDMAYNE (NOMINEES) LIMITED B29456J ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	30,000		
REDMAYNE (NOMINEES) LIMITED CM3123C ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	175,000 / 119,250	20-JUN-03 / 25-NOV-03
REDMAYNE (NOMINEES) LIMITED CM4536G ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	250,000	11-AUG-03
REDMAYNE (NOMINEES) LIMITED CO2293E ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	50,000 / 40,000	01-AUG-03 / 17-SEP-03
REDMAYNE (NOMINEES) LIMITED D20185A ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	7,000		
REDMAYNE (NOMINEES) LIMITED H27888G ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	11,000	30-SEP-03
REDMAYNE (NOMINEES) LIMITED HA2103G ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	40,000		
REDMAYNE (NOMINEES) LIMITED L24745K ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	101,117		
REDMAYNE (NOMINEES) LIMITED LC2261Y ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	200,000	25-APR-03
REDMAYNE (NOMINEES) LIMITED LF3045K ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	5,000		
REDMAYNE (NOMINEES) LIMITED LP3295K ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	100,000	16-JUL-03
REDMAYNE (NOMINEES) LIMITED LR3023K ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	125,000 / 150,000	15-JUL-03 / 16-JUL-03
REDMAYNE (NOMINEES) LIMITED O51595H ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	20,000	20,000	11-JUL-03
REDMAYNE (NOMINEES) LIMITED O57422B ACCT, 84 ALBION STREET LEEDS LS1 6AG	DEF SHS 4.9	NIL	23,000	01-APR-03
REDMAYNE (NOMINEES) LIMITED O57422B ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	23,000	26-SEP-03
REDMAYNE (NOMINEES) LIMITED PAPERIN ACCT, 84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	10,000 / 100,000 / 100,000 / 100,000 / 90,400 / 120,000 / 70,000	07-APR-03 / 20-AUG-03 / 20-AUG-03 / 04-SEP-03 / 05-SEP-03 / 02-OCT-03 / 10-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   411

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....					
REDMAYNE (NOMINEES) LIMITED PM3058D ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	100,000 63,323 50,000	21-OCT-03 10-DEC-03 09-FEB-04
REDMAYNE (NOMINEES) LIMITED PR2162B ACCT	84 ALBION STREET LEEDS LS1 6AG	DEF SHS 4.9	NIL	25,000	27-JAN-04
REDMAYNE (NOMINEES) LIMITED PR2162B ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	5,931	01-APR-03
REDMAYNE (NOMINEES) LIMITED QM2074J ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	160,000	5,931	19-NOV-03
REDMAYNE (NOMINEES) LIMITED QS2074G ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	250,000	26-JUN-03
REDMAYNE (NOMINEES) LIMITED QT2032G ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	50,000		
REDMAYNE (NOMINEES) LIMITED S24149A ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	50,000 50,000	30-JUN-03 29-JUL-03
REDMAYNE (NOMINEES) LIMITED S26904E ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	100,000	27-OCT-03
REDMAYNE (NOMINEES) LIMITED W02063K ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	10,000	25-NOV-03
REDMAYNE (NOMINEES) LIMITED BOH2006K ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	50,000		
REDMAYNE (NOMINEES) LIMITED BOL2000H ACCT	84 ALBION STREET LEEDS LS1 6AG	DEF SHS 4.9	NIL	23,000	01-APR-03
REDMAYNE (NOMINEES) LIMITED BOL2000H ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	23,000		
REDMAYNE (NOMINEES) LIMITED HGP2006K ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	50,000	03-DEC-03
REDMAYNE (NOMINEES) LIMITED HIB2000J ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	14,680 7,700	30-SEP-03 02-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   412

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
REDMAYNE (NOMINEES) LIMITED 84 ALBION STREET HIT2002J ACCT LEEDS LS1 6AG	ORD 0.1P	7,200		
REDMAYNE (NOMINEES) LIMITED 84 ALBION STREET PAPEROUT ACCT LEEDS LS1 6AG	ORD 0.1P	NIL	50,000	28-MAR-03
			50,000	31-MAR-03
			100,000	12-MAY-03
			75,030	13-JUN-03
			18,000	24-JUN-03
			40,000	25-JUN-03
			18,000	25-JUN-03
			50,000	27-JUN-03
			30,003	27-JUN-03
			75,000	30-JUN-03
			60,000	01-JUL-03
			45,500	01-JUL-03
			7,942	01-JUL-03
			34,760	01-JUL-03
			35,000	01-JUL-03
			10,000	07-JUL-03
			70,000	14-JUL-03
			6,250	14-JUL-03
			25,000	16-JUL-03
			50,000	24-JUL-03
			20,000	28-JUL-03
			50,000	29-JUL-03
			3,000	29-JUL-03
			10,000	29-JUL-03
			50,000	31-JUL-03
			65,000	01-AUG-03
			22,000	04-AUG-03
			100,000	11-AUG-03
			50,000	11-AUG-03
			20,000	26-AUG-03
			100,000	05-SEP-03
			50,000	12-SEP-03
			29,283	23-OCT-03
			3,485	03-NOV-03
			21,750	06-JAN-04
			100,000	27-JAN-04
			28,600	27-JAN-04
			16,100	30-JAN-04
			20,000	30-JAN-04
			10,000	05-FEB-04
			100,000	09-FEB-04
REDMAYNE (NOMINEES) LIMITED 84 ALBION STREET ZE000S2G ACCT LEEDS LS1 6AG	ORD 0.1P	NIL	8,571	27-MAR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
REDMAYNE (NOMINEES) LIMITED ZJ00089J ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	400,001		
REDMAYNE (NOMINEES) LIMITED ZK00108B ACCT	84 ALBION STREET LEEDS LS1 6AG	ORD 0.1P	NIL	30,000	22-SEP-03
MICHAEL DAVID REDPATH ESQ	HEATHERLANDS HENDON ROAD BORDON HAMPSHIRE GU35 0BX	ORD 0.1P	NIL	14,000	15-OCT-03
NEVILLE ERIC REED ESQ	131 NORMAN ROAD WEST MALLING KENT ME19 6RW	ORD 0.1P	10,000		
MR DAVID ASHLEY REES	3A BRITON HILL ROAD SANDERSTEAD SOUTH CROYDON SURREY CR2 0JG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID BRYNMOR REES	39 REDE COURT ROAD ROCHESTER KENT ME2 3SP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID HAROLD REES	APPLEGARTH SANDFORD MILL CLOSE CHELTENHAM GLOUCESTERSHIRE GL53 7QZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JOHN REES ESQ + MRS MAIR REES	PLAS ABERHIRNANT RHOSYGWALIAU BALA GWYNEDD LL23 7AG	ORD 0.1P DEF SHS 4.9	35,000 NIL	5,000	01-APR-03
MRS JILL REEVE	22 ST MARYS MEADOW WINGHAM CANTERBURY KENT CT3 1DF	ORD 0.1P	20,000		
MISS LINDSAY REEVE	42 ST BARTS ROAD SANDWICH KENT CT13 0BG	ORD 0.1P	7,500		
MR ANTHONY GRAHAM REEVES	179 THE CAUSEWAY BASSINGBOURN ROYSTON HERTFORDSHIRE SG8 5JD	ORD 0.1P	NIL	3,000 5,000	27-JUN-03 30-JUL-03

ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 414

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PAUL JOHN REGEN WOODLANDS PADDOCKHALL ROAD HAYWARDS HEATH WEST SUSSEX RH16 1HL	ORD 0.1P	2,500		
MS RHONDA REID 136 SHERRINGHAM AVENUE LONDON N17 9RR	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-C3
MR ROBERT REID 38 VINE CRESCENT GREAT SANKEY WARRINGTON WA5 3BD	ORD 0.1P DEF SHS 4.9	5,555 NIL	5,555	01-APR-03
MR THORNTON HERBERT REID + MRS LEOLA ELIZABETH REID 136 SHERRINGHAM AVENUE LONDON N17 9RR	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR CAJETAN IGNATIUS REMEDIOS 33 PEMBROKE ROAD SEVEN KINGS ILFORD ESSEX IG3 8PH	ORD 0.1P	NIL	110,358	30-JUL-03
MR MICHAEL ROBERT RENDELL 89 FRANCHE ROAD KIDDERMINSTER WORCESTERSHIRE DY10 5BJ	ORD 0.1P	10,000		
RENE NOMINEES (IOM) LIMITED 447 ACCT SECURITIES HOUSE 38-42 ATHOL STREET DOUGLAS ISLE OF MAN IM1 1QH	ORD 0.1P	NIL	100,000 25,000 250,000 50,000 100,000 50,000 100,000 100,000 250,000 50,000 50,000 100,000 100,000	07-JUL-03 07-JUL-03 11-JUL-03 22-JUL-03 04-AUG-03 04-AUG-03 18-AUG-03 09-SEP-03 12-NOV-03 15-DEC-03 15-DEC-03 15-DEC-03 23-JAN-04
RENE NOMINEES (IOM) LIMITED 38421 ACCT SECURITIES HOUSE 38-42 ATHOL STREET DOUGLAS ISLE OF MAN IM1 1QH	ORD 0.1P	100,C00		
RENE NOMINEES (IOM) LIMITED PAPERIN ACCT SECURITIES HOUSE 38-42 ATHOL STREET DOUGLAS ISLE OF MAN IM1 1QH	ORD 0.1P	NIL	50,000 50,000 125,000	28-AUG-03 28-AUG-03 10-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RENSBURG CLIENT NOMINEES LIMITED CLT ACCT	10TH FLOOR 100 OLD HALL STREET LIVERPOOL L3 9AB	DEF SHS 4.9	NIL	23,500	01-APR-03
RENSBURG CLIENT NOMINEES LIMITED CLT ACCT	10TH FLOOR 100 OLD HALL STREET LIVERPOOL L3 9AB	ORD 0.1P	348,500		
MR EDWARD WILLIAM REVILL	5 HOLLYTHORPE PLACE HUCKNALL NOTTS NG15 6RP	ORD 0.1P DEF SHS 4.9	138,642 NIL	138,642	01-APR-03
REYKER NOMINEES LIMITED ..K ACCT	46 ST JAMES'S PLACE LONDON SW1A 1NS	DEF SHS 4.9	NIL	75,000	01-APR-03
REYKER NOMINEES LIMITED LAK ACCT	46 ST JAMES'S PLACE LONDON SW1A 1NS	ORD 0.1P	150,000		
REYKER NOMINEES LIMITED NWK ACCT	46 ST JAMES'S PLACE LONDON SW1A 1NS	ORD 0.1P	NIL	75,000	09-MAY-03
MARTIN PAUL REYNARD ESQ	42 LONDON ROAD UPSTREET CANTERBURY KENT CT3 4DA	ORD 0.1P	54,500	10,000 90,000 50,000 4,500	20-JUN-03 20-JUN-03 24-JUL-03 01-APR-03
GEOFFREY REYNOLDS ESQ	LEDGEMORE FARM GREAT GADDESDEN HEMEL HEMPSTEAD HERTS HP2 6HF	DEF SHS 4.9 ORD 0.1P	NIL 20,000		
MR IAN RHODES	25 GRAEMESDYKE AVENUE EAST SHEEN LONDON SW14 7BH	ORD 0.1P	NIL	11,561	04-JUL-03
MR JOHN FRANK RICK	ELLESMERE 78 HOGG LANE GRAYS ESSEX RM17 5QT	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR FRANCO RICOTTA	198 STANSTEAD ROAD HODDESDON HERTS EN11 ORP	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JOHN NIGEL RIDGETT	181 UPPER WOODCOTE ROAD CAVERSHAM READING BERKS RG4 7JR	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS MARY FRANCES RIDLEY WILLOWEND 25 MEADOWBROOK OLD OXTED SURREY RH8 9LT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
PETER RIDLEY ESQ 3 FILEY AVENUE WHALLEY RANGE MANCHESTER M16 8DW	ORD 0.1P DEF SHS 4.9	850 NIL	850	01-APR-03
CHRISTOPHER CHARLES RILEY ESQ 92 BIRCH ROAD WORSLEY MANCHESTER LANCASHIRE M28 7EG	ORD 0.1P	45,000		
MR ROBIN LINTORN RIMMER ASHLEY COTTAGE SOUTHAMPTON ROAD WHADDON SALISBURY SP5 3EB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS PATRICIA TROUARD-RIOLLE ASKELLS COTTAGE 23 BELL LANE WIDFORD NR WARE HERTS SG12 8SH	ORD 0.1P DEF SHS 4.9	9,500 NIL	9,500	01-APR-03
+ MICHEL ANDRE TROUARD-RIOLLE ASKELLS COTTAGE 23 BELL LANE WIDFORD NR WARE SG12 8SH				
MISS SYLVIA ISABEL RIPLEY 3 VALE VILLAS HALFPENNY LANE SUNNINGDALE BERKSHIRE SL5 0CG	ORD 0.1P DEF SHS 4.9	NIL NIL	3,000 3,000	01-APR-03 01-APR-03
MR ANTHONY JOHN RIX NORTH ANGLE FARM SOHAM ELY CAMBS CB7 5HX	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
MRS ANNE JOSEPHINE RIZZUTO BELIRO 6 RUE GENET LA PETITE BLAYE ALDERNEY GY93XD CHANNEL ISLANDS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID IAN ROBERTS 76 TRE GARTH MACHYNLLETH POWYS SY20 8HY	ORD 0.1P DEF SHS 4.9	2,283 NIL	2,283	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR EDWARD STANLEY ROBERTS	5 BETJEMAN COURT BENTINCK ROAD YIEWSLEY WEST DRAYTON MIDDLESEX UB7 7ST	ORD 0.1P	NIL	10,000	31-MAR-03
MR GARETH HUW ROBERTS	11 ST BENEDICT CRESCENT HEATH CARDIFF CF14 4DP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JAMES ASHLEY ROBERTS	CWM DIRGEL FURNESS ROAD FFRWD WREXHAM LL12 9TP	ORD 0.1P	2,353		
EXORS OF JOHN HERBERT ROBERTS DECD + MS ETHEL MARY ROBERTS + MR BRIAN HERBERT ROBERTS	LOWER TRAVELLY BUNGALOW BEGUILDY KNIGHTON POWYS LD7 1UW	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR RICHARD ROBERTS	8 LAMBOURNE WAY THRUXTCN ANDOVER HAMPSHIRE SP11 8NE	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR STEVEN ROBERTS	72 EARLE ROAD BRAMHALL STOCKPORT CHESHIRE SK7 3HD	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
MR IAN MACPHERSON ROBERTSON	19-2 WESTER COATES GARDENS EDINBURGH EH12 5LT	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
JAMES RAE ROBERTSON ESQ + MRS MARY HOGG ROBERTSON	2 CAMBRIDGE QUAD ALYTH PERTHSHIRE PH11 8BW	ORD 0.1P DEF SHS 4.9	4,500 NIL	1,500	01-APR-03
JAMES SPACKMAN ROBERTSON ESQ	24 GARVALD LANE DENNY STIRLINGSHIRE FK6 5DA	ORD 0.1P	10,273		
MR JOHN ROBERTSON	C/O NABARRO WELLS AND CO LIMITED SADDLERS HOUSE GUTTER LANE LONDON EC2V 6HS	ORD 0.1P	1,000,000		
MR JOHN CAMPBELL ROBERTSCN	43 BELGRAVE HOUSE 1 CLAPHAM ROAD LONDON SW9 OJP	ORD 0.1P DEF SHS 4.9	100,000 NIL	100,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS MAXINE ROBERTSON 24 CHESTNUT GARTH BURTON PIDSEA HULL HU12 9DA	ORD 0.1P DEF SHS 4.9	680 NIL	680	01-APR-03
MRS AGNES ELEANOR ROBINSON 48 MOORFOOT WAY BEARSDEN GLASGOW G61 4RL	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ANTHONY EDWARD ROBINSON RAINBOW'S END MAIN STREET LONG WHATTON LOUGHBOROUGH LE12 5DF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS BRENDA ANN ROBINSON 1 CORBIERE CLOSE NORTHFIELD GREEN SUNDERLAND TYNE AND WEAR SR3 2SP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DEREK KEITH WILLIAM ROBINSON 2 KNIGHTCREST PARK MILFORD ROAD EVERTON LYMINGTON HAMPSHIRE SO41 0BA	ORD 0.1P DEF SHS 4.9	NIL NIL	15,000 15,000	20-JUN-03 01-APR-03
MR GENE ARNOLD DENNIS ROBINSON BLUEBELL HOLIDAY PARK SHORTGATE RINGMER LEWES EAST SUSSEX BN8 6PJ	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR JOHN DAVID ROBINSON 67 PRESTON DRIVE BEXLEYHEATH KENT DA7 4UG	ORD 0.1P DEF SHS 4.9	13,650 NIL	13,650	01-APR-03
MR KENNETH JOHN ROBINSON LITTLE HOUSE CRANFORD NORTHANTS NN14 4AD	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR PETER ROBINSON 46 HEYHOUSES LANE LYTHAM ST ANNES LANCASHIRE FY8 3RW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PHILLIP ROBINSON BORNHOLM BEDFIELD LANE HEADBOURNE WORTHY WINCHESTER HAMPSHIRE SO23 7JQ	ORD 0.1P	19,000		
PHILLIP GEORGE ROBINSON ESQ + MRS SUSAN ROBINSON 11 MILLERSDALE AVENUE MANSFIELD NOTTINGHAMSHIRE NG18 5HS	DEF SHS 4.9	NIL	16,950	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 419

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
PHILLIP GEORGE ROBINSON ESQ + MRS SUSAN ROBINSON 11 MILLERSDALE AVENUE MANSFIELD NOTTINGHAMSHIRE NG18 5HS	ORD 0.1P	100,000	80,000 100,000	17-JUN-03 17-JUL-03
MR PHILLIP MARK ROBINSON BORNHOLM BEDFIELD LANE HEADBOURNE WORTHY WINCHESTER HAMPSHIRE SO23 7JQ	ORD 0.1P	1,000		
MR ROBERT GARVIN ROBINSON 4 GREENMOUNT AVENUE BALLYMENA COUNTY ANTRIM BT43 6DA	ORD 0.1P	20,000		
MS JULIE ROBSON 11 PRINCESS DRIVE BOLLINGTON MACCLESFIELD CHESHIRE SK10 5ES	ORD 0.1P DEF SHS 4.9	952 NIL	952	01-APR-03
PHILIP GEOFFREY ROBSON ESQ 17 HAMPSHIRE CLOSE CONGLETON CHESHIRE CW12 1SF	ORD 0.1P	13,000		
PHILIP ROCHFORD ESQ 40 CAT LANE MEELEY SHEFFIELD S2 3AY	ORD 0.1P	6,000		
ROCK NOMINEES LIMITED N1 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	8	01-APR-03
ROCK (NOMINEES) LIMITED N1 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8	20,000 20,000	22-APR-03 25-JUN-03
ROCK (NOMINEES) LIMITED BLK ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	15,000	25-FEB-03
ROCK (NOMINEES) LIMITED TOR ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	83,000	01-APR-03
ROCK (NOMINEES) LIMITED TOR ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	83,000	20,000 20,000 20,000 100,000 50,000	23-JUN-03 02-JUL-03 21-JUL-03 30-JAN-04 05-FEB-04
ROCK (NOMINEES) LIMITED BLKB ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000 10,000 10,000 30,000 25,000	26-JUN-03 01-JUL-03 01-JUL-03 01-OCT-03 01-OCT-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED BLKS ACCT 25 LUKE SPEET LONDON EC2A 4AR	ORD 0.1P	NIL	14,724	13-FEB-03
			20,000	18-JUN-03
			100,000	01-JUL-03
			55,000	13-OCT-03
ROCK (NOMINEES) LIMITED BULK ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	8,333	29-SEP-03
			8,333	29-SEP-03
			20,000	29-SEP-03
			30,000	29-SEP-03
			25,000	20-OCT-03
			190,300	20-OCT-03
			11,000	20-OCT-03
			29,398	20-OCT-03
			3,000	20-OCT-03
			100,000	20-OCT-03
			15,003	20-OCT-03
			162,048	20-OCT-03
			4,000	20-OCT-03
			15,000	20-OCT-03
			22,250	20-OCT-03
			7,335	23-OCT-03
			31,248	23-OCT-03
			2,000	23-OCT-03
ROCK (NOMINEES) LIMITED SMBT ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	30,000	15-APR-03
			30,000	15-APR-03
			820,000	17-JUN-03
			8,413	14-OCT-03
			5,288	03-FEB-04
ROCK (NOMINEES) LIMITED DEMAT ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	5,100	18-AUG-03
ROCK (NOMINEES) LIMITED EGGBT ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	25,000	02-MAY-03
			5,736	13-JUN-03
			100,000	16-JUN-03
			15,676	17-JUN-03
			5,000	17-JUN-03
			4,472	18-JUN-03
			7,668	18-JUN-03
			5,018	19-JUN-03
			5,246	19-JUN-03
			5,780	19-JUN-03
			30,000	19-JUN-03
			10,000	19-JUN-03
			8,126	19-JUN-03
			49,502	19-JUN-03
			5,000	20-JUN-03
			10,000	20-JUN-03
			32,946	20-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
—————————
REGEN THERAPEUTICS PLC

Page 421

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			5,000	25-JUN-03
			20,000	27-JUN-03
			13,930	30-JUN-03
			16,416	30-JUN-03
			17,729	02-JUL-03
			10,000	05-JUL-03
			17,729	03-JUL-03
			10,000	14-JUL-03
			17,910	15-JUL-03
			15,352	16-JUL-03
			19,616	16-JUL-03
			26,500	17-JUL-03
			21,000	17-JUL-03
			14,340	17-JUL-03
			8,487	22-JUL-03
			30,310	28-JUL-03
			28,113	30-JUL-03
			1,284	12-AUG-03
			15,025	20-AUG-03
			40,000	29-SEP-03
			17,107	23-DEC-03
			10,000	07-FEB-04
			6,500	03-FEB-04
ROCK (NOMINEES) LIMITED PAPIN ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	30,000	10-APR-03
			5,000	16-APR-03
			100,000	02-JUL-03
			7,500	06-JAN-04
ROCK (NOMINEES) LIMITED SMSLD ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	50,000	07-APR-03
			600,000	18-JUN-03
			320,000	18-JUN-03
ROCK (NOMINEES) LIMITED EGGSLD ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	5,736	19-JUN-03
			5,000	19-JUN-03
			20,694	19-JUN-03
			50,000	20-JUN-03
			50,000	26-JUN-03
			17,832	02-JUL-03
			15,000	16-JUL-03
			35,439	29-JUL-03
			28,113	06-AUG-03
			10,000	22-AUG-03
			40,616	26-AUG-03
			33,667	26-AUG-03
			4,422	05-SEP-03
			15,000	11-SEP-03
			5,246	30-OCT-03
			64,012	15-DEC-03
			8,487	16-DEC-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED PAPOUT ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	156,000	06-JUN-03
			80,300	24-JUN-03
			50,000	01-JUL-03
			16,250	02-JUL-03
			10,000	02-JUL-03
			10,000	02-JUL-03
			11,035	02-JUL-03
			100,000	11-AUG-03
			31,450	15-AUG-03
			64,800	22-SEP-03
			30,000	11-NOV-03
			60,000	11-NOV-03
			5,000	13-NOV-03
			50,000	28-NOV-03
			20,000	17-DEC-03
			50,000	27-JAN-04
			20,000	09-FEB-04
ROCK (NOMINEES) LIMITED 0100128 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0100128 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0100129 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0100129 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0100130 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	9,998	01-APR-03
ROCK (NOMINEES) LIMITED 0100130 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	9,998	14-OCT-03
ROCK (NOMINEES) LIMITED 0100133 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0100133 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0100758 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	17,000	01-APR-03
ROCK (NOMINEES) LIMITED 0100758 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	17,000	26-JUN-03

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0100766 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	13-FEB-03
ROCK (NOMINEES) LIMITED 0100781 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	4,724	13-FEB-03
ROCK (NOMINEES) LIMITED 0111916 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 0111916 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 0112541 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 0112541 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 0112542 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	25,000	01-APR-03
ROCK (NOMINEES) LIMITED 0112542 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	25,000	26-JUN-03
ROCK (NOMINEES) LIMITED 0113310 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	44,429	01-APR-03
ROCK (NOMINEES) LIMITED 0113310 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	44,429		
ROCK (NOMINEES) LIMITED 0113380 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	15,000	01-APR-03
ROCK (NOMINEES) LIMITED 0113380 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	15,000		
ROCK (NOMINEES) LIMITED 0113928 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0113928 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0114198 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	250,000 250,000 250,000	10-SEP-03 10-SEP-03 11-SEP-03
ROCK (NOMINEES) LIMITED 0200251 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   424

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0200251 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0200683 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,160	01-APR-03
ROCK (NOMINEES) LIMITED 0200683 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,160		
ROCK (NOMINEES) LIMITED 0201267 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21	01-APR-03
ROCK (NOMINEES) LIMITED 0201267 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 0221909 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,714	01-APR-03
ROCK (NOMINEES) LIMITED 0221909 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,714		
ROCK (NOMINEES) LIMITED 0224083 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	13,000	01-APR-03
ROCK (NOMINEES) LIMITED 0224083 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	13,000	09-APR-03
ROCK (NOMINEES) LIMITED 0224268 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	400,000		
ROCK (NOMINEES) LIMITED 0224611 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,000	01-APR-03
ROCK (NOMINEES) LIMITED 0224611 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,000		
ROCK (NOMINEES) LIMITED 0224651 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	17,857	01-APR-03
ROCK (NOMINEES) LIMITED 0224651 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	17,857		
ROCK (NOMINEES) LIMITED 0224768 ACCT — 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,300	01-APR-03
ROCK (NOMINEES) LIMITED 0224768 ACCT — 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	6,300	07-NOV-03

Run
Ref:
Comp
Reg:

ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK
ROCK

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0224798	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	23,500	20-FEB-03
ACCT					
ROCK (NOMINEES) LIMITED 0224809	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0224809	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 0224825	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,786	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0224825	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,786		
ACCT					
ROCK (NOMINEES) LIMITED 0224870	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	16,429	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0224870	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	16,429		
ACCT					
ROCK (NOMINEES) LIMITED 0224992	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,000		
ACCT					
ROCK (NOMINEES) LIMITED 0225366	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	7,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0225366	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	7,000		
ACCT					
ROCK (NOMINEES) LIMITED 0225930	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	157,200	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0225930	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	157,200		
ACCT					
ROCK (NOMINEES) LIMITED 0226545	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,500	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0226545	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	3,500	04-JUL-03
ACCT					
ROCK (NOMINEES) LIMITED 0226554	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,462	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0226554	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,462		
ACCT					

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0227201	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0227201	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 0227359	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0227359	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,000		
ACCT					
ROCK (NOMINEES) LIMITED 0227496	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0227496	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 0227796	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0227796	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ACCT					
ROCK (NOMINEES) LIMITED 0229654	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0229654	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ACCT					
ROCK (NOMINEES) LIMITED 0303153	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0303153	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ACCT					
ROCK (NOMINEES) LIMITED 0303465	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	7,570	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 0303465	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	7,570	17-JUL-03
ACCT					
ROCK (NOMINEES) LIMITED 0304309	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000 100,000	29-JUL-03 29-JUL-03
ACCT					
ROCK (NOMINEES) LIMITED 0318487	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	65,000 47,000 34,500 38,000 50,000	27-JUN-03 30-JUN-03 01-JUL-03 03-JUL-03 29-JUL-03
ACCT					

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0322246 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0322246 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0322479 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 0322479 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 0322533 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,429	01-APR-03
ROCK (NOMINEES) LIMITED 0322533 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 0322534 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 0322534 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 0322642 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 0322642 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 0322930 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	40,000	01-APR-03
ROCK (NOMINEES) LIMITED 0322930 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	40,000		
ROCK (NOMINEES) LIMITED 0323424 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,150	01-APR-03
ROCK (NOMINEES) LIMITED 0323424 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,150		
ROCK (NOMINEES) LIMITED 0324163 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0324163 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0324164 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 0324164 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 0401287 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,429	01-APR-03
ROCK (NOMINEES) LIMITED 0401287 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 0401859 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,800	01-APR-03
ROCK (NOMINEES) LIMITED 0401859 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	6,800		
ROCK (NOMINEES) LIMITED 0410376 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0410376 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0410395 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0410395 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0410538 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 0410538 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 0411407 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	90,000	01-APR-03
ROCK (NOMINEES) LIMITED 0411407 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	90,000	01-APR-03
ROCK (NOMINEES) LIMITED 0412978 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	17,857	01-APR-03
ROCK (NOMINEES) LIMITED 0412978 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	17,857		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   429

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0413487	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 0413487 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000	100,000	26-JUN-03
ROCK (NOMINEES) LIMITED 0413943 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	8,250	01-APR-03
ROCK (NOMINEES) LIMITED 0413943 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8,250		
ROCK (NOMINEES) LIMITED 0413964 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,800	01-APR-03
ROCK (NOMINEES) LIMITED 0413964 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	3,800	24-JUN-03
ROCK (NOMINEES) LIMITED 0414110 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	25,000	01-APR-03
ROCK (NOMINEES) LIMITED 0414110 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	25,000		
ROCK (NOMINEES) LIMITED 0414256 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0414256 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	11-JUN-03
ROCK (NOMINEES) LIMITED 0414944 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	27,130	29,500	27-JUN-03
ROCK (NOMINEES) LIMITED 0500066 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0500066 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0500129 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,000	01-APR-03
ROCK (NOMINEES) LIMITED 0500129 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	6,000		
ROCK (NOMINEES) LIMITED 0500625 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

Page 430

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0500625	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0512664	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0512664	25 LUKE STREET	ORD 0.1P	NIL	10,000	18-JUN-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0512997	25 LUKE STREET	ORD 0.1P	25,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600110	25 LUKE STREET	DEF SHS 4.9	NIL	1,607	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600110	25 LUKE STREET	ORD 0.1P	1,607		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600117	25 LUKE STREET	DEF SHS 4.9	NIL	2,143	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600117	25 LUKE STREET	ORD 0.1P	2,143		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600303	25 LUKE STREET	DEF SHS 4.9	NIL	14,286	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600303	25 LUKE STREET	ORD 0.1P	14,286		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600308	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600308	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600802	25 LUKE STREET	DEF SHS 4.9	NIL	40,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0600802	25 LUKE STREET	ORD 0.1P	40,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0613808	25 LUKE STREET	DEF SHS 4.9	NIL	4,500	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0613808	25 LUKE STREET	ORD 0.1P	4,500		
ACCT	LONDON EC2A 4AR				

Annual Return

REGEN THERAPEUTICS PLC

Page 431

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0700163	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0700163	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0700319	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0700319	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0700352	25 LUKE STREET	DEF SHS 4.9	NIL	10,714	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0700352	25 LUKE STREET	ORD 0.1P	NIL	10,714	15-JUL-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0714161	25 LUKE STREET	DEF SHS 4.9	NIL	5,357	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0714161	25 LUKE STREET	ORD 0.1P	5,357		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0714980	25 LUKE STREET	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0714980	25 LUKE STREET	ORD 0.1P	NIL	20,000	12-MAY-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0715218	25 LUKE STREET	DEF SHS 4.9	NIL	500	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0715218	25 LUKE STREET	ORD 0.1P	500		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0715971	25 LUKE STREET	DEF SHS 4.9	NIL	9,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0715971	25 LUKE STREET	ORD 0.1P	9,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0716101	25 LUKE STREET	DEF SHS 4.9	NIL	74,500	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 0716101	25 LUKE STREET	ORD 0.1P	74,500		
ACCT	LONDON EC2A 4AR				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0716208 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	11,000	01-APR-03
ROCK (NOMINEES) LIMITED 0716208 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	11,000		
ROCK (NOMINEES) LIMITED 0716316 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	7,143	01-APR-03
ROCK (NOMINEES) LIMITED 0716316 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	7,143		
ROCK (NOMINEES) LIMITED 0716330 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	11,500	01-APR-03
ROCK (NOMINEES) LIMITED 0716330 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	11,500	04-NOV-03
ROCK (NOMINEES) LIMITED 0761026 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	200,000		
ROCK (NOMINEES) LIMITED 0762575 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 0762575 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 0769248 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	50,000 50,000	18-JUL-03 30-JUL-03
ROCK (NOMINEES) LIMITED 0769780 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	40,000 15,300	27-JUN-03 14-JAN-04
ROCK (NOMINEES) LIMITED 0777136 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	3,250	01-APR-03
ROCK (NOMINEES) LIMITED 0777136 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	3,250		
ROCK (NOMINEES) LIMITED 0777229 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	3,362	01-APR-03
ROCK (NOMINEES) LIMITED 0777229 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	3,362		
ROCK (NOMINEES) LIMITED 0779025 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0779025 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,000		
ROCK (NOMINEES) LIMITED 0782447 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	150,000	15-JAN-04
ROCK (NOMINEES) LIMITED 0783507 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,000	01-APR-03
ROCK (NOMINEES) LIMITED 0783507 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,000		
ROCK (NOMINEES) LIMITED 0783584 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	25,000 25,000 50,000 50,000 100,000	16-JUL-03 16-JUL-03 16-JUL-03 16-JUL-03 04-SEP-03
ROCK (NOMINEES) LIMITED 0786574 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	7,000	01-APR-03
ROCK (NOMINEES) LIMITED 0786574 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	7,000		
ROCK (NOMINEES) LIMITED 0787173 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,050	01-APR-03
ROCK (NOMINEES) LIMITED 0787173 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,050		
ROCK (NOMINEES) LIMITED 0791694 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	70,000		
ROCK (NOMINEES) LIMITED 0796433 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	200,000	15-JAN-04
ROCK (NOMINEES) LIMITED C800106 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,714	01-APR-03
ROCK (NOMINEES) LIMITED 0800106 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,714		
ROCK (NOMINEES) LIMITED 0800239 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 0800239 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0800250 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0800250 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0800319 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 0800319 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 0800540 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,714	01-APR-03
ROCK (NOMINEES) LIMITED 0800540 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,714		
ROCK (NOMINEES) LIMITED 0815768 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	150,000	01-APR-03
ROCK (NOMINEES) LIMITED 0815768 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	150,000		
ROCK (NOMINEES) LIMITED 0817386 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 0817386 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	30,000	03-APR-03
ROCK (NOMINEES) LIMITED 0818314 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	9,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818314 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	9,000		
ROCK (NOMINEES) LIMITED 0818331 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	6,571	01-APR-03
ROCK (NOMINEES) LIMITED 0818331 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	6,571		
ROCK (NOMINEES) LIMITED 0818339 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	25,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818339 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	25,000		

Run Date: 06-MAY-2004 01:07PM
Ref: PS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0818345 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818345 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 0818425 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	40,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818425 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	40,000	26-AUG-03
ROCK (NOMINEES) LIMITED 0818440 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,371	01-APR-03
ROCK (NOMINEES) LIMITED 0818440 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,371		
ROCK (NOMINEES) LIMITED 0818450 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818450 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 0818517 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	53,571	01-APR-03
ROCK (NOMINEES) LIMITED 0818517 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	53,571		
ROCK (NOMINEES) LIMITED 0818638 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,020	01-APR-03
ROCK (NOMINEES) LIMITED 0818638 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,020		
ROCK (NOMINEES) LIMITED 0818669 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	4,700	01-APR-03
ROCK (NOMINEES) LIMITED 0818669 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	4,700		
ROCK (NOMINEES) LIMITED 0818712 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,000	01-APR-03
ROCK (NOMINEES) LIMITED 0818712 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	3,000	23-OCT-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 0819352 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 0819352 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 0819694 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	1,560	01-APR-03
ROCK (NOMINEES) LIMITED 0819694 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	1,560		
ROCK (NOMINEES) LIMITED 1000036 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	1,650	01-APR-03
ROCK (NOMINEES) LIMITED 1000036 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	1,650		
ROCK (NOMINEES) LIMITED 1000136 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	10,714	01-APR-03
ROCK (NOMINEES) LIMITED 1000136 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	NIL	10,714	19-SEP-03
ROCK (NOMINEES) LIMITED 1002024 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	3,000	01-APR-03
ROCK (NOMINEES) LIMITED 1002024 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	3,000		
ROCK (NOMINEES) LIMITED 1011978 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIl	42,857	01-APR-03
ROCK (NOMINEES) LIMITED 1011978 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	42,857		
ROCK (NOMINEES) LIMITED 1012129 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 1012129 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 1012216 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	DEF SHS 4.9	N:L	6,900	01-APR-03
ROCK (NOMINEES) LIMITED 1012216 — 25 LUKE STREET LONDON EC2A 4AR — ACCT	ORD 0.1P	NIL	6,900	23-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1012884 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	9,250	01-APR-03
ROCK (NOMINEES) LIMITED 1012884 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	9,250		
ROCK (NOMINEES) LIMITED 1012976 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	40,000	01-APR-03
ROCK (NOMINEES) LIMITED 1012976 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	40,000		
ROCK (NOMINEES) LIMITED 1013020 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	8,500	01-APR-03
ROCK (NOMINEES) LIMITED 1013020 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	8,500		
ROCK (NOMINEES) LIMITED 1015383 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	8,000	01-APR-03
ROCK (NOMINEES) LIMITED 1015383 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	8,000		
ROCK (NOMINEES) LIMITED 1015929 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	1,300	01-APR-03
ROCK (NOMINEES) LIMITED 1015929 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	1,300		
ROCK (NOMINEES) LIMITED 1100188 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	5,600	25-MAR-03
ROCK (NOMINEES) LIMITED 1100189 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	8,875	01-APR-03
ROCK (NOMINEES) LIMITED 1100189 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	8,875		
ROCK (NOMINEES) LIMITED 1110040 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1110040 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1111639 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1111639	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1200162	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1200162	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1200173	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1200173	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1200176	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1200176	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1212989	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1212989	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1213227	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	18,000	01-APR-03
ROCK (NOMINEES) LIMITED 1213227	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	18,000	31-OCT-03
ROCK (NOMINEES) LIMITED 1213324	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1213324	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1213535	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	1,348,756		
ROCK (NOMINEES) LIMITED 1214161	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,714	01-APR-03
ROCK (NOMINEES) LIMITED 1214161	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,714		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1214170	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214170	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ACCT					
ROCK (NOMINEES) LIMITED 1214327	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214327	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 1214338	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	7,500	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214338	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	7,500		
ACCT					
ROCK (NOMINEES) LIMITED 1214364	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214364	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,000		
ACCT					
ROCK (NOMINEES) LIMITED 1214454	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,700	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214454	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,700		
ACCT					
ROCK (NOMINEES) LIMITED 1214970	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	9,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1214970	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	9,000		
ACCT					
ROCK (NOMINEES) LIMITED 1301829	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1301829	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	12-JUN-03
ACCT					
ROCK (NOMINEES) LIMITED 1302643	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	15,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1302643	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	15,000		
ACCT					

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1302664 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 1302731 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	11,500	01-APR-03
ROCK (NOMINEES) LIMITED 1302731 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	11,500	11-FEB-04
ROCK (NOMINEES) LIMITED 1303524 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1303524 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1303525 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1303525 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1303526 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1303526 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1304612 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8,333		
ROCK (NOMINEES) LIMITED 1304614 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8,333		
ROCK (NOMINEES) LIMITED 1312673 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1312673 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1314546 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1314546 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1316214 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1316214 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1316371 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	4,500	01-APR-03
ROCK (NOMINEES) LIMITED 1316371 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	4,500	29-JUL-03
ROCK (NOMINEES) LIMITED 1316955 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	100,000	01-APR-03
ROCK (NOMINEES) LIMITED 1316955 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	100,000		
ROCK (NOMINEES) LIMITED 1317264 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1317264 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	20,000	12-AUG-03
ROCK (NOMINEES) LIMITED 1317289 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 1317289 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 1317385 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1317385 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1318206 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 1318206 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 1401897 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,500	01-APR-03
ROCK (NOMINEES) LIMITED 1401897 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	6,500		
ROCK (NOMINEES) LIMITED 1402053 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,714	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1402053	25 LUKE STREET	ORD 0.1P	10,714		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1402105	25 LUKE STREET	DEF SHS 4.9	NIL	17,857	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1402105	25 LUKE STREET	ORD 0.1P	17,857		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411607	25 LUKE STREET	DEF SHS 4.9	NIL	30,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411607	25 LUKE STREET	ORD 0.1P	30,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411668	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411668	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411950	25 LUKE STREET	DEF SHS 4.9	NIL	4,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1411950	25 LUKE STREET	ORD 0.1P	NIL	4,000	06-OCT-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1500895	25 LUKE STREET	DEF SHS 4.9	NIL	11,500	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1500895	25 LUKE STREET	ORD 0.1P	11,500		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1518901	25 LUKE STREET	DEF SHS 4.9	NIL	1,348,736	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1518901	25 LUKE STREET	ORD 0.1P	NIL	1,348,736	04-AUG-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1519098	25 LUKE STREET	DEF SHS 4.9	NIL	7,100	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1519098	25 LUKE STREET	ORD 0.1P	7,100		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1600750	25 LUKE STREET	DEF SHS 4.9	NIL	3,000	01-APR-03
ACCT	LONDON EC2A 4AR				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1600750 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,000		
ROCK (NOMINEES) LIMITED 1611053 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1611053 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1614860 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1614860 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1614941 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,320		
ROCK (NOMINEES) LIMITED 1615119 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	15,214	01-APR-03
ROCK (NOMINEES) LIMITED 1615115 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	15,214	04-APR-03
ROCK (NOMINEES) LIMITED 1615227 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	11,500	01-APR-03
ROCK (NOMINEES) LIMITED 1615227 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	11,500	24-OCT-03
ROCK (NOMINEES) LIMITED 1615403 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,429	01-APR-03
ROCK (NOMINEES) LIMITED 1615403 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 1615489 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	28-FEB-03
ROCK (NOMINEES) LIMITED 1615875 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	23,100	01-APR-03
ROCK (NOMINEES) LIMITED 1615875 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	23,100	29-JUL-03
ROCK (NOMINEES) LIMITED 1617588 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	350,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1617819	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000	15-JAN-04
ACCT					
ROCK (NOMINEES) LIMITED 1617865	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	200,000	25-NOV-03
ACCT					
ROCK (NOMINEES) LIMITED 1701082	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8,334		
ACCT					
ROCK (NOMINEES) LIMITED 1701652	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	11,500	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1701652	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	11,500	19-SEP-03
ACCT					
ROCK (NOMINEES) LIMITED 1701981	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	100,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1701981	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000	11-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1702160	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.?	NIL	35,714	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1702160	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	35,714		
ACCT					
ROCK (NOMINEES) LIMITED 1702230	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	14,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1702230	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	14,000		
ACCT					
ROCK (NOMINEES) LIMITED 1714150	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1714150	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ACCT					
ROCK (NOMINEES) LIMITED 1715621	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 1715621	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	30,000	27-AUG-03
ACCT					
ROCK (NOMINEES) LIMITED 1716303	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	25,000	01-APR-03
ACCT					

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   445

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1716303 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	25,000		
ROCK (NOMINEES) LIMITED 1717044 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	53,571	01-APR-03
ROCK (NOMINEES) LIMITED 1717044 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	53,571		
ROCK (NOMINEES) LIMITED 1717617 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	45,000	01-APR-03
ROCK (NOMINEES) LIMITED 1717617 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	45,000		
ROCK (NOMINEES) LIMITED 1717851 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	100,000	01-APR-03
ROCK (NOMINEES) LIMITED 1717851 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	433,333		
ROCK (NOMINEES) LIMITED 1718532 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	11,500	01-APR-03
ROCK (NOMINEES) LIMITED 1718532 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	11,500		
ROCK (NOMINEES) LIMITED 1718781 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	8,250	17-MAR-03
ROCK (NOMINEES) LIMITED 1718983 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,929	01-APR-03
ROCK (NOMINEES) LIMITED 1718983 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,929		
ROCK (NOMINEES) LIMITED 1719877 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	15,000	01-APR-03
ROCK (NOMINEES) LIMITED 1719877 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000	14-OCT-03
ROCK (NOMINEES) LIMITED 1721028 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	150,000		
ROCK (NOMINEES) LIMITED 1802491 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	17,857	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1802491 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	17,857		
ROCK (NOMINEES) LIMITED 1803471 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	3,500	01-APR-03
ROCK (NOMINEES) LIMITED 1803471 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	3,500		
ROCK (NOMINEES) LIMITED 1804018 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000	19-DEC-03
ROCK (NOMINEES) LIMITED 1811503 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 1811503 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 1813287 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,071	01-APR-03
ROCK (NOMINEES) LIMITED 1813287 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,071		
ROCK (NOMINEES) LIMITED 1813486 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	62,714	01-APR-03
ROCK (NOMINEES) LIMITED 1813486 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	62,714		
ROCK (NOMINEES) LIMITED 1814058 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,429	01-APR-03
ROCK (NOMINEES) LIMITED 1814058 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 1814332 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	14,300	01-APR-03
ROCK (NOMINEES) LIMITED 1814332 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	14,300	09-APR-03
ROCK (NOMINEES) LIMITED 1815273 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	27,701	01-APR-03
ROCK (NOMINEES) LIMITED 1815273 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	111,167		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   453

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2302510	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 2302510	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 2302667	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	7,143	01-APR-03
ROCK (NOMINEES) LIMITED 2302667	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	7,143		
ROCK (NOMINEES) LIMITED 2312427	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	21,429	01-APR-03
ROCK (NOMINEES) LIMITED 2312427	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	17,000	4,429	24-DEC-03
ROCK (NOMINEES) LIMITED 2312918	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	40,000	01-APR-03
ROCK (NOMINEES) LIMITED 2312918	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	40,000		
ROCK (NOMINEES) LIMITED 2312948	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 2312948	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 2312949	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 2312949	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 2324010	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	40,000	01-APR-03
ROCK (NOMINEES) LIMITED 2324010	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	40,000		
ROCK (NOMINEES) LIMITED 2324830	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	150,000		
ROCK (NOMINEES) LIMITED 2325833	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	1,750	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   447

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1815518 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1815518 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1902414 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1902492 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	30,000	20-OCT-03
ROCK (NOMINEES) LIMITED 1903573 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1903573 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1903593 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	9,000	01-APR-03
ROCK (NOMINEES) LIMITED 1903593 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	9,000		
ROCK (NOMINEES) LIMITED 1903872 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	14,286	01-APR-03
ROCK (NOMINEES) LIMITED 1903872 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	14,286		
ROCK (NOMINEES) LIMITED 1903945 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 1903945 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 1903970 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 1903970 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1904164 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	17,857	31-MAR-03
ROCK (NOMINEES) LIMITED 1904208 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03

Annual Return
————————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RULEGALE NOMINEES LIMITED JAMSBGHT ACCT EXCHANGE HOUSE 39 KNOWSLEY STREET BURY LANCASHIRE BL9 0ST	ORD 0.1P	NIL	5,000	28-JAN-04
MRS JANET ELAINE RUMSEY HILLSIDE COTTAGE FRIEZLEY LANE CRANBROOK KENT TN17 2LL	ORD 0.1P DEF SHS 4.9	32,000 NIL	32,000	01-APR-03
MR ATUL RUPARELIA 14 PRIORY HILL WEMBLEY MIDDLESEX HA0 2QF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
KULVINDER RUPRA ESQ 21 WATERLOO CLOSE FELTHAM MIDDLESEX TW14 9XP	ORD 0.1P DEF SHS 4.9	1,351 NIL	1,351	01-APR-03
GRAHAM PETER RUSSELL ESQ AMBERWOOD WINCHESTER ROAD WICKHAM FAREHAM HAMPSHIRE PO17 5HF	ORD 0.1P DEF SHS 4.9	4,901 NIL	4,901	01-APR-03
MRS JENNIFER JANE RUTLAND 338 OLD YORK ROAD LONDON SW18 1SS	ORD 0.1P	35,000		
MRS EDITH SANDRA RUTLEDGE 37 BELMONT HEIGHTS ANTRIM CO ANTRIM BT41 1BD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
TREVOR RUTLEDGE ESQ 37 BELMONT HEIGHTS ANTRIM BT41 1BD	ORD 0.1P DEF SHS 4.9	7,000 NIL	1,000	01-APR-03
MR TREVOR HENRY RANKIN RUTLEDGE 37 BELMONT HEIGHTS ANTRIM BT41 1BD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ELAINE RYDER 19 DALE CLOSE ST EBBE'S OXFORD OX1 1TU	ORD 0.1P	40,000		
ALUN THOMAS MCKELLAR RYVES ESQ THE RETREAT 4 THE PIGHTLE SWAFFHAM NORFOLK PE37 7DF	DEF SHS 4.9	NIL	10,000	01-APR-03
ALUN THOMAS MCKELLAR RYVES ESQ 3 TOWER MEADOW SWAFFHAM NORFOLK PE37 7LT	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CHRISTOPHER BRYAN SAINSBURY ESQ 4 UPLANDS CROXLEY GREEN HERTS WD3 4RD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR PAUL SAINTHOUSE 20A FREELANDS ROAD COBHAM SURREY KT11 2ND	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS LYN SAKER THE FORGE SANDY LANE BRADWELL GREAT YARMOUTH NORFOLK NR31 9EA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR FARRUKH SALEEM 4 CORRAN AVENUE NEWTON MEARNS GLASGOW G77 6EX	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR DAVID SALKELD 19 REDCROFT ROAD SALE M33 5GB	ORD 0.1P	112,000		
MR MICHAEL JOHN SALMON 8 CRANBOURNE ROAD SALT HILL SLOUGH BERKSHIRE SL1 2XF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ALAN GEOFFREY SANDERS 22 ALMOND WALK BARROW-IN-FURNESS CUMBRIA LA13 0RJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
BRIAN SANDERS ESQ 16 FRIAR ROAD BRIGHTON BN1 6NG	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
AMRIK SINGH SANGHERA ESQ 1 WELBY AVENUE LENTON NOTTINGHAM NG7 1QL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS VICTORIA ELIZABETH SANGSTER BIX HOUSE 27 WINDSOR ROAD BRAY BERKS SL6 2EW	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
JOHN VILLIERS SANKEY ESQ 19 SYLVAN AVENUE LONDON N3 2LE	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MR PAPA YORO SARR FLAT 6 303-305 CAMBERWELL ROAD LONDON SE5 0HQ	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 466

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS FARZANA NAHEED SARWAR 39 BROOKLANDS COURT ROCHDALE LANCASHIRE OL11 4EJ	ORD 0.1P DEF SHS 4.9	2,900 NIL	2,900	01-APR-03
MRS ROSALEEN LEONORA SAUNDERS 7 INGLEWOOD CHERTSEY SURREY KT16 9SA	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR MICHAEL JAMES SAUNDERSON 9 ACORN CLOSE RASSAU EBBWVALE GWENT NP23 5UP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
DR RICHARD IAN SAUNDERSON + MS RUTH LENNOX THE LIMES LIMES WAY SHABBINGTON AYLESBURY HP18 9HB	ORD 0.1P	NIL	16,000 17,000 15,440 18,300	16-JUN-03 18-JUN-03 23-JUN-03 08-SEP-03
A M SAUTER + D S MORGAN 6 PARK VISTA LONDON SE10 9LZ	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR ADRIAN MARK SAUTER + MS DAPHNE SUSAN MORGAN 6 PARK VISTA GREENWICH LONDON SE10 9LZ	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR ANTHONY SAVAGE 50 MAPLE GROVE MARCH CAMBRIDGESHIRE PE15 8JT	ORD 0.1P DEF SHS 4.9	1,400 NIL	1,400	01-APR-03
MR PAUL FRANCIS SAVAGE 57 KENT CLOSE PADDOCK WOOD TONBRIDGE KENT TN12 6JG	ORD 0.1P DEF SHS 4.9	3,571 NIL	3,571	01-APR-03
LEONARD ROBERT SAVILLE ESQ 120 PARKLANDS ANTRIM NORTHERN IRELAND BT41 4NJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS SHEILA TERESA SAVILLE 120 PARKLANDS ANTRIM CO ANTRIM BT41 4NJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR MARIOS SAVVIDES 212 HERMITAGE ROAD LONDON N4 1NN	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
JONATHAN RALPH SAWYER ESQ ENCO LIGHTHOUSE HILL PORTREATH TR16 4LH	ORD 0.1P DEF SHS 4.9	1,200 NIL	1,200	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
SBS NOMINEES LIMITED SBCERTB ACCT	SBS NOMINEES LIMITED A/C SBCLT STANDARD BANK HOUSE PO BOX 583 47-49 LA MOTTE STREET ST HELIER JERSEY JE4 8XR	ORD 0.1P	200,000		
MR ANTHONY EMILIO SCALA	113 LONDON ROAD LONDON SE23 3XW	ORD 0.1P DEF SHS 4.9	1,071 NIL	1,071	01-APR-03
MRS EMILIA IOLANDA SCALA	115 LONDON ROAD LONDON SE23 3XW	ORD 0.1P DEF SHS 4.9	1,071 NIL	1,071	01-APR-03
SCEPTRE NOMINEES LIMITED OOUK2NOM ACCT	230 BLACKFRIARS ROAD LONDON SE1 8NW	DEF SHS 4.9	NIL	264,118	01-APR-03
SCEPTRE NOMINEES LIMITED OOUK2NOM ACCT	230 BLACKFRIARS ROAD LONDON SE1 8NW	ORD 0.1P	1,620,327	4,250	02-APR-03
				45,000	18-JUN-03
				20,332	18-JUN-03
				20,000	18-JUN-03
				25,000	19-JUN-03
				12,500	19-JUN-03
				12,814	19-JUN-03
				2,119	20-JUN-03
				157,362	23-JUN-03
				79,800	23-JUN-03
				35,000	23-JUN-03
				70,658	23-JUN-03
				75,000	26-JUN-03
				9,000	26-JUN-03
				7,795	27-JUN-03
				9,000	02-JUL-03
				21,512	04-JUL-03
				20,000	07-JUL-03
				10,000	10-JUL-03
				175,000	18-JUL-03
				53,000	18-JUL-03
				20,000	21-JUL-03
				20,000	05-SEP-03
				40,000	10-SEP-03
				40,000	25-NOV-03
				50,000	19-JAN-04
				3,500	20-JAN-04
				10,710	02-FEB-04
SCEPTRE NOMINEES LIMITED CLOSINGS ACCT	230 BLACKFRIARS ROAD LONDON SE1 8NW	ORD 0.1P	NIL	30,000	23-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   468

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR ANDREW SCHOFIELD	7 PRINCESS AVENUE MARCH CAMBS PE15 9SQ	ORD 0.1P DEF SHS 4.9	2,421 NIL	2,421	01-APR-03
MR PAUL SCHOFIELD	PEWIT HOUSE PEWIT LANE HUNSTERSON NANTWICH CHESHIRE CW5 7PP	ORD 0.1P	57,249		
MRS KATHRYN SCHOSLAND	RIVERHOUSE 5, COPPY MEADOW HARTEST BURY ST EDMUNDS SUFFOLK IP29 4EL	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
PETER SCHREIER ESQ	60 FERNDALE CRESCENT COWLEY UXBRIDGE MIDDLESEX UB8 2AY	ORD 0.1P DEF SHS 4.9	10,000 NIL	5,000	01-APR-03
MS MAIRIN SCHWARZ	ROCKCLIFF THE SPA TRALEE COUNTY KERRY IRELAND	ORD 0.1P	150,000		
SCHWECO NOMINEES LIMITED 1436 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	375,000	375,000	29-SEP-03
SCHWECO NOMINEES LIMITED 3355 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	DEF SHS 4.9	NIL	7,000	01-APR-03
SCHWECO NOMINEES LIMITED 3355 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	7,000		
SCHWECO NOMINEES LIMITED 6896 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	20,000		
SCHWECO NOMINEES LIMITED 13721 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	NIL	50,000 100,000	23-JUN-03 15-JAN-04
SCHWECO NOMINEES LIMITED 14885 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	DEF SHS 4.9	NIL	30,000	01-APR-03
SCHWECO NOMINEES LIMITED 14885 ACCT	46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	30,000		

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
SCHWECO NOMINEES LIMITED 15283 ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	DEF SHS 4.9	NIL	20,000	01-APR-03
SCHWECO NOMINEES LIMITED 15283 ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	NIL	20,000	25-APR-03
SCHWECO NOMINEES LIMITED 15415 ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	DEF SHS 4.9	NIL	60,000	01-APR-03
SCHWECO NOMINEES LIMITED 15415 ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	NIL	60,000	25-JUN-03
SCHWECO NOMINEES LIMITED BGHTCERT ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	13,000	1,000,000	13-JUN-03
			250,000	14-JUL-03
			35,000	22-JUL-03
			10,000	13-AUG-03
			40,000	29-AUG-03
			30,000	17-NOV-03
			30,000	10-FEB-04
SCHWECO NOMINEES LIMITED BLOCKACC ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	NIL	100,000	19-JUN-03
SCHWECO NOMINEES LIMITED SOLDCERT ACCT 46-50 TABERNACLE STREET LONDON EC2A 4SJ	ORD 0.1P	NIL	500,000	26-JUN-03
			35,000	15-SEP-03
MRS JANE MARIE SCOGNAMILLO 32 DRAYTON AVENUE ORPINGTON KENT BR6 8JW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
SCOTI COMPANY LIMITED COS269 ACCT DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	50,000	06-FEB-04
SCOTI COMPANY LIMITED PMSOLD ACCT DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	100,000	30-JUN-03
			50,000	07-JUL-03
			40,000	15-JAN-04
			25,000	06-FEB-04
			50,000	06-FEB-04
			250,000	06-FEB-04
SCOTI COMPANY LIMITED CERTBGHT ACCT DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	35,000	15-JUL-03
			110,000	26-AUG-03
SCOTI COMPANY LIMITED CERTSOLD ACCT DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	35,000	15-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
SCOTI COMPANY LIMITED PMATRANS ACCT	DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	20,000	28-AUG-03
SCOTI COMPANY LIMITED PMBOUGHT ACCT	DOLMEN HOUSE 4 EARLSFORT TERRACE DUBLIN 2	ORD 0.1P	NIL	20,000 70,000 50,000 20,000 40,000 250,000 75,000 250,000	11-APR-03 30-JUN-03 07-JUL-03 16-JUL-03 26-NOV-03 06-FEB-04 06-FEB-04 11-FEB-04
DEREK JOHN SCOTT ESQ	INGLEGARTH 98 TADCASTER ROAD DRINGHOUSES YORK NORTH YORKSHIRE YO24 1LT	ORD 0.1P	15,000		
MRS KAREN DAVIS SCOTT + WILLIAM SCOTT ESQ	97 CLEADON LEA CLEADON SUNDERLAND TYNE AND WEAR SR6 7TG	ORD 0.1P DEF SHS 4.9	10,315 NIL	10,315	01-APR-03
MR KENNETH SCOTT	71 MOIRA TERRACE EDINBURGH EH7 6SS	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS LYNNE MARGARET SCOTT	INGLEGARTH 98 TADCASTER ROAD YORK YORKSHIRE YO24 1LT	ORD 0.1P	15,000		
MR MARK THOMAS SCOTT	19 BIRCKSBURN AVENUE STONEHOUSE LARKHALL ML9 3QN	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR PETER SCOTT	HOLLYHOUSE 86 MAIN STREET EAST KESWICK LEEDS LS17 9EJ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
JEREMY SCOWSILL ESQ	TUDDENHAM HOUSE MAIN ROAD TUDDENHAM ST MARTIN IPSWICH IP6 9BZ	ORD 0.1P DEF SHS 4.9	10,714 NIL	10,714	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1904208	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1904414	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	13,214	01-APR-03
ROCK (NOMINEES) LIMITED 1904414	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	13,214		
ROCK (NOMINEES) LIMITED 1904427	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	15,000	01-APR-03
ROCK (NOMINEES) LIMITED 1904427	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	15,000		
ROCK (NOMINEES) LIMITED 1905831	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	25,900	01-APR-03
ROCK (NOMINEES) LIMITED 1905831	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	25,900		
ROCK (NOMINEES) LIMITED 1905834	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	35,000	01-APR-03
ROCK (NOMINEES) LIMITED 1905834	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	35,000		
ROCK (NOMINEES) LIMITED 1905835	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	37,000	01-APR-03
ROCK (NOMINEES) LIMITED 1905835	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	37,000		
ROCK (NOMINEES) LIMITED 1905836	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	28,400	01-APR-03
ROCK (NOMINEES) LIMITED 1905836	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	28,400		
ROCK (NOMINEES) LIMITED 1905874	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	21,429		
ROCK (NOMINEES) LIMITED 1906273	25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	30,030	15-SEP-03
ROCK (NOMINEES) LIMITED 1911163	25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	21,429	01-APR-03

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1911163	25 LUKE STREET	ORD 0.1P	NIL	21,429	05-NOV-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1914847	25 LUKE STREET	DEF SHS 4.9	NIL	70,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1914847	25 LUKE STREET	ORD 0.1P	70,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1916122	25 LUKE STREET	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1916122	25 LUKE STREET	ORD 0.1P	20,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1916922	25 LUKE STREET	DEF SHS 4.9	NIL	28,571	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1916922	25 LUKE STREET	ORD 0.1P	28,571		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918154	25 LUKE STREET	DEF SHS 4.9	NIL	6,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918154	25 LUKE STREET	ORD 0.1P	NIL	6,000	01-OCT-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918155	25 LUKE STREET	ORD 0.1P	6,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918211	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918211	25 LUKE STREET	ORD 0.1P	NIL	10,000	05-AUG-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918282	25 LUKE STREET	DEF SHS 4.9	NIL	2,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918282	25 LUKE STREET	ORD 0.1P	2,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918338	25 LUKE STREET	ORD 0.1P	10,000	15,000	15-JAN-04
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1918468	25 LUKE STREET	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	LONDON EC2A 4AR				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: P345

Annual Return

REGEN THERAPEUTICS PLC

Page   450

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1918468	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1918586	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,900	01-APR-03
ROCK (NOMINEES) LIMITED 1919267	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,900		
ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	117,250	19-JUN-03
ROCK (NOMINEES) LIMITED 1919312	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	13,250	01-APR-03
ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	13,250		
ROCK (NOMINEES) LIMITED 1919665	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	11,500	01-APR-03
ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	11,500	29-JAN-04
ROCK (NOMINEES) LIMITED 1919843	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,675	01-APR-03
ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	6,675		
ROCK (NOMINEES) LIMITED 1919846	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 1919860	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	6,000	01-APR-03
ROCK (NOMINEES) LIMITED 1919888	25 LUKE STREET LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 1919914	25 LUKE STREET LONDON EC2A 4AR				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 1919914 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	6,000		
ROCK (NOMINEES) LIMITED 1920051 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1920051 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 1920180 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	8,850	01-APR-03
ROCK (NOMINEES) LIMITED 1920180 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	8,850		
ROCK (NOMINEES) LIMITED 1920674 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 1920674 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	23-JUN-03
ROCK (NOMINEES) LIMITED 1920863 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	18,500	01-APR-03
ROCK (NOMINEES) LIMITED 1920863 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	18,500	06-AUG-03
ROCK (NOMINEES) LIMITED 2000234 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 2000234 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 2000246 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	4,750	01-APR-03
ROCK (NOMINEES) LIMITED 2000246 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	4,750		
ROCK (NOMINEES) LIMITED 2000416 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 2000416 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 2013350 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2013350	25 LUKE STREET	ORD 0.1P	20,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014751	25 LUKE STREET	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014751	25 LUKE STREET	ORD 0.1P	NIL	20,000	19-SEP-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014766	25 LUKE STREET	DEF SHS 4.9	NIL	25,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014766	25 LUKE STREET	ORD 0.1P	45,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014771	25 LUKE STREET	DEF SHS 4.9	NIL	20,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014771	25 LUKE STREET	ORD 0.1P	20,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014791	25 LUKE STREET	DEF SHS 4.9	NIL	40,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2014791	25 LUKE STREET	ORD 0.1P	NIL	40,000	24-DEC-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2015069	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2015069	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2016302	25 LUKE STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2016302	25 LUKE STREET	ORD 0.1P	10,000		
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2200014	25 LUKE STREET	DEF SHS 4.9	NIL	42,857	01-APR-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2200014	25 LUKE STREET	ORD 0.1P	NIL	62,857	18-DEC-03
ACCT	LONDON EC2A 4AR				
ROCK (NOMINEES) LIMITED 2302499	25 LUKE STREET	ORD 0.1P	27,143	20,000	08-MAY-03
ACCT	LONDON EC2A 4AR				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2325833	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,750		
ACCT					
ROCK (NOMINEES) LIMITED 2327112	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327112	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ACCT					
ROCK (NOMINEES) LIMITED 2327465	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	40,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327465	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	40,000		
ACCT					
ROCK (NOMINEES) LIMITED 2327479	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	53,571	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327479	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	53,571		
ACCT					
ROCK (NOMINEES) LIMITED 2327537	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	24,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327537	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	24,000		
ACCT					
ROCK (NOMINEES) LIMITED 2327558	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327558	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 2327901	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	21,429	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2327901	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	21,429		
ACCT					
ROCK (NOMINEES) LIMITED 2328029	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,786	01-APR-03
ACCT					
ROCK (NOMINEES) LIMITED 2328029	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,786		
ACCT					
ROCK (NOMINEES) LIMITED 2328044	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	250,000	01-APR-03
ACCT					

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   455

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2328044 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	250,000		
ROCK (NOMINEES) LIMITED 2328088 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 2328088 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 2328368 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 2328368 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 2328620 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	1,300	01-APR-03
ROCK (NOMINEES) LIMITED 2328620 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	1,300		
ROCK (NOMINEES) LIMITED 2328720 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	20,000	19-FEB-03
ROCK (NOMINEES) LIMITED 2328793 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	6,000	01-APR-03
ROCK (NOMINEES) LIMITED 2328793 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	6,000		
ROCK (NOMINEES) LIMITED 2328923 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 2328923 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 2542997 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	13,300	01-APR-03
ROCK (NOMINEES) LIMITED 2542997 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	13,300	27-JUN-03
ROCK (NOMINEES) LIMITED 2544142 25 LUKE STREET LONDON EC2A 4AR ACCT	DEF SHS 4.9	NIL	8,850	01-APR-03
ROCK (NOMINEES) LIMITED 2544142 25 LUKE STREET LONDON EC2A 4AR ACCT	ORD 0.1P	NIL	8,850	29-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   456

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2544524 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	5,000	01-APR-03
ROCK (NOMINEES) LIMITED 2544524 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	5,000		
ROCK (NOMINEES) LIMITED 2601640 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	6,500	07-MAR-03
ROCK (NOMINEES) LIMITED 2601683 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	35,714	01-APR-03
ROCK (NOMINEES) LIMITED 2601683 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	35,714 20,000	09-APR-03 22-APR-03
ROCK (NOMINEES) LIMITED 2601692 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	14,286	01-APR-03
ROCK (NOMINEES) LIMITED 2601692 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	14,286	21-JUL-03
ROCK (NOMINEES) LIMITED 2601738 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	15,000	04-MAR-03
ROCK (NOMINEES) LIMITED 2601756 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	200,000	05-AUG-03
ROCK (NOMINEES) LIMITED 2601774 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 2601774 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	35,000		
ROCK (NOMINEES) LIMITED 2601894 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 2601895 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 2601904 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	4,500	01-APR-03
ROCK (NOMINEES) LIMITED 2601904 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	4,500	29-MAY-03
ROCK (NOMINEES) LIMITED 2611042 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	29,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2611042 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	29,500		
ROCK (NOMINEES) LIMITED 2611129 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	31,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611129 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	36,000		
ROCK (NOMINEES) LIMITED 2611525 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	25,000	13-OCT-03
ROCK (NOMINEES) LIMITED 2611594 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,500	01-APR-03
ROCK (NOMINEES) LIMITED 2611594 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,500		
ROCK (NOMINEES) LIMITED 2611597 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	4,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611597 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	4,000		
ROCK (NOMINEES) LIMITED 2611602 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,250	01-APR-03
ROCK (NOMINEES) LIMITED 2611602 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,250		
ROCK (NOMINEES) LIMITED 2611675 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	18,141	28-FEB-03
ROCK (NOMINEES) LIMITED 2611677 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611677 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 2611679 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611679 ACCT 25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	50,000		
ROCK (NOMINEES) LIMITED 2611701 ACCT 25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,450	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   458

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 2611701 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,450		
ROCK (NOMINEES) LIMITED 2611702 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,500	01-APR-03
ROCK (NOMINEES) LIMITED 2611702 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,500		
ROCK (NOMINEES) LIMITED 2611705 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	25,000 50,000 30,000	18-JUN-03 24-JUL-03 13-OCT-03
ROCK (NOMINEES) LIMITED 2611784 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611784 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		
ROCK (NOMINEES) LIMITED 2611806 ACCT	25 LUKE STREET LCNDON EC2A 4AR	DEF SHS 4.9	NIL	20,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611806 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	20,000		
ROCK (NOMINEES) LIMITED 2611808 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,900	01-APR-03
ROCK (NOMINEES) LIMITED 2611808 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,900		
ROCK (NOMINEES) LIMITED 2611818 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	600	01-APR-03
ROCK (NOMINEES) LIMITED 2611818 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	600		
ROCK (NOMINEES) LIMITED 2611843 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,500	01-APR-03
ROCK (NOMINEES) LIMITED 2611843 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	1,500		
ROCK (NOMINEES) LIMITED 2611958 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	30,000	01-APR-03
ROCK (NOMINEES) LIMITED 2611958 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	30,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Ant Sold	Date Sold
ROCK (NOMINEES) LIMITED 4409497	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	31,248		
ACCT					
ROCK (NOMINEES) LIMITED 4409524	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,000		
ACCT					
ROCK (NOMINEES) LIMITED 4409535	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,335		
ACCT					
ROCK (NOMINEES) LIMITED 4410141	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	32,685 14,795	19-JUN-03 23-JUN-03
ACCT					
ROCK (NOMINEES) LIMITED 4410283	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ACCT					
ROCK (NOMINEES) LIMITED 4410536	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	100,000	13-NOV-03
ACCT					
ROCK (NOMINEES) LIMITED 4410623	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	100,000		
ACCT					
ROCK (NOMINEES) LIMITED 4410857	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	58,377		
ACCT					
ROCK (NOMINEES) LIMITED 4411624	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	15,000		
ACCT					
ROCK (NOMINEES) LIMITED 4411689	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	25,000		
ACCT					
ROCK (NOMINEES) LIMITED 4411938	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	162,048	11-NOV-03
ACCT					
ROCK (NOMINEES) LIMITED 4411990	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	4,000		
ACCT					
ROCK (NOMINEES) LIMITED 4412046	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	13,901		
ACCT					
ROCK (NOMINEES) LIMITED 4412058	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	3,000	24-NOV-03
ACCT					
ROCK (NOMINEES) LIMITED 4412200	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	15,003		
ACCT					
ROCK (NOMINEES) LIMITED 4412486	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	22,250		
ACCT					

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   460

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED 4412506 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	15,000	18-NOV-03
ROCK (NOMINEES) LIMITED 4450142 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 4450142 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	10,000		
ROCK (NOMINEES) LIMITED 4450148 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	10,000	01-APR-03
ROCK (NOMINEES) LIMITED 4450148 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	10,000	18-JUN-03
ROCK (NOMINEES) LIMITED 4450287 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 4450287 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	50,000	01-JUL-03
ROCK (NOMINEES) LIMITED 4450304 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	2,500	01-APR-03
ROCK (NOMINEES) LIMITED 4450304 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	2,500		
ROCK (NOMINEES) LIMITED 4450518 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	50,000	01-APR-03
ROCK (NOMINEES) LIMITED 4450518 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	50,000	01-JUL-03
ROCK (NOMINEES) LIMITED 4450813 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	100,000	01-APR-03
ROCK (NOMINEES) LIMITED 4450813 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	100,000		
ROCK (NOMINEES) LIMITED 4451233 ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	1,023	01-APR-03
ROCK (NOMINEES) LIMITED 4451233 ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	NIL	1,023	19-DEC-03
ROCK (NOMINEES) LIMITED FASTRADE ACCT	25 LUKE STREET LONDON EC2A 4AR	DEF SHS 4.9	NIL	14,954	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROCK (NOMINEES) LIMITED FASTRADE ACCT	25 LUKE STREET LONDON EC2A 4AR	ORD 0.1P	104,412	61,845 3,500	15-OCT-03 30-JAN-04
MR PETER RODBERG	TAMARISK MAIN ROAD CHATTENDEN ROCHESTER KENT ME3 8PP	ORD 0.1P DEF SHS 4.9	60,000 NIL	60,000	01-APR-03
THOMAS RODDEN ESQ	313 WELLESLEY ROAD METHIL LEVEN KY8 3BT	ORD 0.1P	16,129		
MR ALFRED RODRIGUES	59 BRADBOURNE PARK ROAD SEVENOAKS TN13 3LH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RICHARD PATRICK ROE	6 WELLINGTON PLACE GREAT NORTH ROAD LONDON N2 0PN	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR ALAN GEORGE ROEBUCK	THE OLD POST OFFICE BEAUMARIS ROAD LLANGOED ANGLESEY GWYNEDD LL58 8NW	ORD 0.1P	20,000		
MR DARREN PETER ROGERS	213 BEXLEY ROAD ERITH KENT DA8 3EU	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR MATTHEW ROGERS	34 CENTRAL DRIVE BRAMHALL STOCKPORT CHESHIRE SK7 3JT	ORD 0.1P	5,030		
MR MATTHEW ROGERS	34 CENTRAL DRIVE BRAMHALL STOCKPORT CHESHIRE SK7 3JT	ORD 0.1P	NIL	5,000	29-JUL-03
MRS SUSAN ROGERS	16 FINNICK GLEN AYR AYRSHIRE KA7 4RF	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR MAHINDRA KUMAR ROHATGI	2 SANDBACH ROAD CHURCH LAWTON STOKE ON TRENT STAFFS ST7 3BE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
JOHN ALEXANDER ROHRBACH ESQ	ORD 0.1P	3,000		
ARD LAGGAN	DEF SHS 4.9	NIL	3,000	01-APR-03
PERTH ROAD				
CRIEFF				
PERTHSHIRE PH7 3EQ				
MR MAURICE ROME	ORD 0.1P	7,878		
FLAT 12				
TYSSON HOUSE				
358 VICTORIA PARK ROAD				
LONDON E9 7BX				
PHILIP NIGEL ROME ESQ	ORD 0.1P	4,454		
5 BLENHEIM AVENUE	DEF SHS 4.9	NIL	4,454	01-APR-03
GANTS HILL				
ILFORD				
ESSEX IG2 6JG				
MR MATTHEW DANIEL ROSCOE	DEF SHS 4.9	NIL	1,300	01-APR-03
2 GRENVILLE ROAD				
NESTON				
SOUTH WIRRAL				
MERSEYSIDE CH64 9SX				
MR MATTHEW DANIEL ROSCOE	ORD 0.1P	NIL	1,300	30-JUL-03
2 GRENVILLE ROAD				
NESTON				
SOUTH WIRRAL				
MERSEYSIDE CH64 9SX				
ANDREW ROSE ESQ	ORD 0.1P	5,000		
20 ENGLEFIELD ROAD	DEF SHS 4.9	NIL	5,000	01-APR-03
LONDON N1 4JU				
MR CHRISTOPHER ROSE	ORD 0.1P	2,000		
57 LORRAINE ROAD	DEF SHS 4.9	NIL	2,000	01-APR-03
TIMPERLEY				
ALTRINCHAM				
CHESHIRE WA15 7NA				
MR ROGER GORDON ROSE	ORD 0.1P	1,000		
FOUR CHIMNEYS	DEF SHS 4.9	NIL	1,000	01-APR-03
BRATTON CLOVELLY				
OKEHAMPTON				
DEVON EX20 4JF				
MR TERENCE IAN ROSE	ORD 0.1P	3,500		
17 BEECHING DRIVE	DEF SHS 4.9	NIL	3,500	01-APR-03
LOWESTOFT				
SUFFOLK NR32 4TB				
MRS SIAN ROSSER	ORD 0.1P	NIL	50,000	04-FEB-04
12 HAYS CRESCENT				
GLYNNEATH				
NEATH				
WEST GLAMORGAN SA11 5BE				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS ANDREA JANE ROSSINI 10 BEACONSFIELD ROAD FAREHAM PO16 0QB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAMIAN ROUGHAN + MS ZOE SEATON 8 DRUMSLADE ROAD COLERAINE NORTHERN IRELAND BT52 1SE	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
MR JAMES ROURKE 48 WOOLSLOPE ROAD WEST MOORS FERNDOWN DORSET BH22 0PE	ORD 0.1P	5,000		
MR MICHAEL ROW MARDON CLAREMONT ROAD SEAFORD EAST SUSSEX BN25 2PZ	ORD 0.1P	150,000		
MR SIMON ANDREW ROWAN AI KELE KELE GREENHILLS BARHAM CANTERBURY KENT CT4 6LE	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	01-MAY-03 01-APR-03
MR DENNIS ROWE 17 WALTON HEATH ROAD WALTON WARRINGTON CHESHIRE WA4 6HZ	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MRS LUCINDA JANE ROWE 91 ST MARY'S ROAD WEYBRIDGE SURREY KT13 9PZ	ORD 0.1P DEF SHS 4.9	10,143 NIL	10,143	01-APR-03
MARTIN ROWE 91 ST MARY'S ROAD WEYBRIDGE SURREY KT13 9FZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
ROY NOMINEES LIMITED 500207 ACCT 71 QUEEN VICTORIA STREET LONDON EC4V 4DE	ORD 0.1P	NIL	18,000	14-FEB-03
DR ADRIAN RUDDLE 9 LANSDOWNE CLOSE WORTHING WEST SUSSEX BN11 5HF	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
DR ADRIAN CHARLES RUDDLE 9 LANSDOWNE CLOSE WORTHING WEST SUSSEX BN11 5HF	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ARTHUR WILLFRID SCRACE ESQ 61 WANNOCK LANE EASTBOURNE EAST SUSSEX BN20 9SE	ORD 0.1P	1,500		
MR RAYMOND BARRY SCRIVEN + MRS CAROLYN SCRIVEN THE OAKS CHAPEL WOOD CHARING KENT TN27 0NP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JIMMY MARY JOSEPH SCULLI:N + MS CLAIRE PRUDENCE REID 7 CRONSTOWN COTTAGE GROVE NEWTOWNARDS COUNTY DOWN BT23 8QB	ORD 0.1P	30,000		
MRS DEBORAH SUSANNE SEABROOK 78 ST JAMES ROAD SURBITON SURREY KT6 4QN	ORD 0.1P	49,261		
MR MARK WILLIAM SEABROOK 78 ST JAMES ROAD SURBITON SURREY KT6 4QN	ORD 0.1P	40,000		
MR KENNETH WILLIAM SEAMAN UPLYME SMEMINGTON TAWSTOCK BARNSTAPLE EX31 3JD	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
ROBERT JAMES SEARS ESQ 2 PIMPERNEL WAY LYCHPIT BASINGSTOKE HAMPSHIRE RG24 8SS	ORD 0.1P	14,705		
MR PATRICK JAMES SEGAR 6 PEMBROKE VILLAS THE GREEN RICHMOND SURREY TW9 1QF	ORD 0.1P	NIL	20,000	26-MAR-03
MR IQBAL SINGH SEKHON WALKHILL FARM APPERLEY BRIDGE BRADFORD WEST YORKSHIRE BD10 0PD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
SELF TRADE UK NOMINEES LTD POOLED ACCT NEW PRIESTGATE HOUSE 57 PRIESTGATE PETERBOROUGH PE1 1JX	DEF SHS 4.9	NIL	288,198	01-APR-03
SELF TRADE UK NOMINEES LTD POOLED ACCT NEW PRIESTGATE HOUSE 57 PRIESTGATE PETERBOROUGH PE1 1JX	ORD 0.1P	1,523,923	650 2,740 5,000 25,000 70,000 15,000 100,000	10-APR-03 09-MAY-03 18-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			2,000	20-JUN-03
			30,000	20-JUN-03
			15,000	20-JUN-03
			8,895	23-JUN-03
			23,814	23-JUN-03
			10,297	23-JUN-03
			20,000	23-JUN-03
			20,000	23-JUN-03
			4,000	23-JUN-03
			20,000	23-JUN-03
			42,000	23-JUN-03
			36,000	23-JUN-03
			5,800	23-JUN-03
			44,000	24-JUN-03
			17,864	24-JUN-03
			100,000	24-JUN-03
			24,600	24-JUN-03
			39,000	25-JUN-03
			100,000	25-JUN-03
			200,000	26-JUN-03
			3,200	30-JUN-03
			25,000	02-JUL-03
			100,000	03-JUL-03
			486	08-JUL-03
			50,000	08-JUL-03
			50,000	09-JUL-03
			50,000	09-JUL-03
			14,000	17-JUL-03
			50,000	17-JUL-03
			100,000	21-JUL-03
			25,000	21-JUL-03
			25,000	21-JUL-03
			14,500	22-JUL-03
			8,083	24-JUL-03
			20,000	30-JUL-03
			9,999	30-JUL-03
			10,000	01-AUG-03
			13,858	05-AUG-03
			3,300	11-AUG-03
			22,514	12-AUG-03
			145,000	15-AUG-03
			9,000	28-AUG-03
			30,000	29-AUG-03
			3,850	04-SEP-03
			15,000	04-SEP-03
			50,000	16-SEP-03
			16,500	22-SEP-03
			5,000	13-OCT-03
			85,000	14-OCT-03
			36	31-OCT-03

Continued....

Annual Return
—————————
REGEN THERAPEUTICS PLC
—————————

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			25,000	21-NOV-03
			62,254	15-DEC-03
			50,279	15-DEC-03
			11,200	15-DEC-03
			5,000	18-DEC-03
			100,000	23-DEC-03
			8,150	30-DEC-03
			81,682	14-JAN-04
			15,000	14-JAN-04
			18,976	15-JAN-04
			13,859	19-JAN-04
			25,000	21-JAN-04
			97,880	21-JAN-04
			60,000	23-JAN-04
			20,000	29-JAN-04
			14,020	02-FEB-04
			7,000	09-FEB-04
			97,400	10-FEB-04
MRS GLADYS EVA SELLER 8 HUBERT DAY CLOSE BEACONSFIELD BUCKS HP9 1TL	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MARK MALIN SELLERS ESQ + MRS MARGRIT SELLERS BROOKE HOUSE BOUGHTON LEES ASHFORD KENT TN25 4HP	ORD 0.1P DEF SHS 4.9	21,500 NIL	21,500	01-APR-03
MR MARK MALIN SELLERS + MRS MARGARET SELLERS BROOKE HOUSE BOUGHTON LEES ASHFORD KENT TN25 4HP	ORD 0.1P	18,500		
DR MARTIN FRANK LYTTON SELLS 34 GREENFIELD ROAD BRUNTON PARK NEWCASTLE UPON TYNE NE3 5TP	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS SHARON PATRICIA SENIOR 29 VAUXHALL DRIVE WOODLEY READING RG5 4EA	ORD 0.1P	2,713		
MR JAMES ARTHUR SEPHTON FROGMORE GRANGE FROG LANE BALSALL COMMON COVENTRY WEST MIDLANDS CV7 7FP	ORD 0.1P DEF SHS 4.9	23,750 NIL	23,750	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   474

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MS HELEN SEYCHELL 11 EGREMONT ROAD LONDON SE27 0BH	ORD 0.1P DEF SHS 4.9	700 NIL	700	01-APR-03
MR PHILIP CARL SEYMOUR 5 NORFOLK ROAD ST HELENS MERSEYSIDE WA10 3JN	ORD 0.1P	NIL	85,000	30-DEC-03
MR AMRATLAL MEGHJI SHAH 58 CRUNDALE AVENUE LONDON NW9 9PR	ORD 0.1P	10,000		
MR DIPAK SHAH 45 CHASE WAY SOUTHGATE LONDON N14 5EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS SAROJBEN SHAH 24 HARDWICKE ROAD LONDON N13 4SG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS SONAL SHAH + NISHAL SHAH ESQ 106 THE AVENUE HIGHAMS PARK LONDON E4 9RB	ORD 0.1P	10,000	40,000	25-JUL-03
TEJIN SHAH ESQ 64 WYCHWOOD AVENUE EDGWARE MIDDLESEX HA8 6TH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR VANITCHAND SHAH 9 BELMONT ROAD WALLINGTON SURREY SM6 8TE	ORD 0.1P	50,000		
DR MUHAMMAD FAKHRUDDIN SHAIKH 34 KINGS AVENUE SUNBURY-ON-THAMES MIDDLESEX TW16 7QE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR JOHN SHAKESPEARE 1 HATLEX HILL HEST BANK LANCASTER LA2 6ET	ORD 0.1P DEF SHS 4.9	NIL NIL	6,500 3,500 3,500	15-JAN-04 01-APR-03 01-APR-03
MR EDWARD MAURICE SHAMASH ARDENDEE TONGLAND ROAD KIRKCUDBRIGHT DG6 4UY	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MR GEORGE SHAND 40 DREGHORN LOAN EDINBURGH EH13 0DE	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
SHARE DEALING NOMINEES LIMITED IMIW ACCT IMIWEB (UK) LIMITED TRINITY ROAD HALIFAX WEST YORKSHIRE HX1 2RG	ORD 0.1P	9,125,831	50,000 40,000 45,000 10,000 2,550 12,000 35,000 50,000	12-JUN-03 18-JUN-03 18-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   475

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			24,500	19-JUN-03
			50,000	19-JUN-03
			25,000	19-JUN-03
			26,600	19-JUN-03
			10,715	20-JUN-03
			30,000	20-JUN-03
			20,000	20-JUN-03
			30,000	20-JUN-03
			10,000	20-JUN-03
			19,900	20-JUN-03
			50,000	20-JUN-03
			40,000	20-JUN-03
			80,000	20-JUN-03
			100,000	20-JUN-03
			29,000	20-JUN-03
			50,000	20-JUN-03
			10,500	20-JUN-03
			50,000	23-JUN-03
			28,929	23-JUN-03
			78,588	23-JUN-03
			14,500	23-JUN-03
			50,000	23-JUN-03
			9,604	23-JUN-03
			50,000	23-JUN-03
			5,671	23-JUN-03
			27,000	23-JUN-03
			23,000	23-JUN-03
			183,480	23-JUN-03
			40,000	23-JUN-03
			10,000	23-JUN-03
			50,000	23-JUN-03
			24,378	23-JUN-03
			50,000	23-JUN-03
			25,000	23-JUN-03
			10,000	23-JUN-03
			25,000	23-JUN-03
			81,000	24-JUN-03
			50,000	24-JUN-03
			20,000	24-JUN-03
			20,000	24-JUN-03
			6,000	24-JUN-03
			50,000	24-JUN-03
			50,000	24-JUN-03
			16,000	24-JUN-03
			52,000	25-JUN-03
			15,000	25-JUN-03
			50,000	25-JUN-03
			10,000	25-JUN-03
			50,000	25-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   476

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			25,000	25-JUN-03
			23,500	25-JUN-03
			10,000	25-JUN-03
			7,300	25-JUN-03
			50,000	26-JUN-03
			8,000	26-JUN-03
			7,500	26-JUN-03
			3,201	26-JUN-03
			30,000	26-JUN-03
			40,000	26-JUN-03
			11,500	27-JUN-03
			50,000	27-JUN-03
			22,500	27-JUN-03
			30,000	27-JUN-03
			50,000	27-JUN-03
			30,000	27-JUN-03
			15,000	27-JUN-03
			25,000	27-JUN-03
			50,000	27-JUN-03
			25,000	30-JUN-03
			13,000	30-JUN-03
			10,000	30-JUN-03
			25,000	30-JUN-03
			10,000	01-JUL-03
			30,000	02-JUL-03
			25,000	02-JUL-03
			100,000	03-JUL-03
			25,000	03-JUL-03
			6,187	04-JUL-03
			36,728	04-JUL-03
			24,000	07-JUL-03
			10,000	07-JUL-03
			134,680	09-JUL-03
			20,000	10-JUL-03
			19,502	14-JUL-03
			6,500	16-JUL-03
			25,000	17-JUL-03
			10,000	18-JUL-03
			10,000	18-JUL-03
			20,000	18-JUL-03
			18,235	18-JUL-03
			75,000	18-JUL-03
			30,000	18-JUL-03
			150,000	18-JUL-03
			22,000	21-JUL-03
			25,000	21-JUL-03
			50,000	21-JUL-03
			39,402	21-JUL-03
			150,000	21-JUL-03
			10,000	22-JUL-03
			122,275	22-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 477

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			15,000	24-JUL-03
			60,000	29-JUL-03
			28,144	30-JUL-03
			50,000	30-JUL-03
			35,820	30-JUL-03
			33,015	30-JUL-03
			35,000	30-JUL-03
			20,000	06-AUG-03
			4,595	07-AUG-03
			38,556	08-AUG-03
			10,000	08-AUG-03
			20,142	08-AUG-03
			60,000	11-AUG-03
			13,749	14-AUG-03
			10,000	15-AUG-03
			100,000	15-AUG-03
			22,155	20-AUG-03
			15,000	20-AUG-03
			20,000	21-AUG-03
			88,638	22-AUG-03
			18,500	22-AUG-03
			10,803	22-AUG-03
			8,706	22-AUG-03
			30,000	29-AUG-03
			100,000	01-SEP-03
			20,961	04-SEP-03
			36,728	05-SEP-03
			42,359	08-SEP-03
			9,000	08-SEP-03
			49,482	10-SEP-03
			4,500	10-SEP-03
			150,000	11-SEP-03
			50,000	11-SEP-03
			25,000	12-SEP-03
			50,000	15-SEP-03
			50,000	17-SEP-03
			10,000	17-SEP-03
			2,558	18-SEP-03
			10,000	18-SEP-03
			1,788	22-SEP-03
			206,574	22-SEP-03
			8,485	23-SEP-03
			30,000	24-SEP-03
			4,392	24-SEP-03
			40,000	26-SEP-03
			40,000	29-SEP-03
			8,000	29-SEP-03
			50,000	30-SEP-03
			13,000	30-SEP-03
			20,000	02-OCT-03
			21,68y	02-OCT-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   478

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			6,047	06-OCT-03
			50,000	07-OCT-03
			50,000	07-OCT-03
			50,000	08-OCT-03
			50,000	09-OCT-03
			50,000	13-OCT-03
			36,419	13-OCT-03
			6,643	13-OCT-03
			50,000	13-OCT-03
			50,000	13-OCT-03
			25,000	13-OCT-03
			22,000	13-OCT-03
			78,758	14-OCT-03
			50,000	14-OCT-03
			45,000	16-OCT-03
			42,400	16-OCT-03
			45,000	16-OCT-03
			45,000	16-OCT-03
			4,364	22-OCT-03
			30,000	29-OCT-03
			5,000	31-OCT-03
			10,000	03-NOV-03
			2,000	03-NOV-03
			25,098	13-NOV-03
			50,000	13-NOV-03
			44,014	17-NOV-03
			36,000	24-NOV-03
			1,000	24-NOV-03
			100,000	25-NOV-03
			5,050	25-NOV-03
			2,653	02-DEC-03
			53,000	05-DEC-03
			10,492	10-DEC-03
			17,787	16-DEC-03
			50,000	16-DEC-03
			50,000	18-DEC-03
			10,000	19-DEC-03
			29,566	05-JAN-04
			200,000	08-JAN-04
			29,750	13-JAN-04
			30,000	13-JAN-04
			35,000	15-JAN-04
			50,000	15-JAN-04
			11,940	15-JAN-04
			20,799	15-JAN-04
			26,268	23-JAN-04
			3,520	27-JAN-04
			600,000	28-JAN-04
			62,686	28-JAN-04
			100,000	28-JAN-04
			26,202	28-JAN-04

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			27,802	29-JAN-04
			25,000	29-JAN-04
			21,625	29-JAN-04
			13,930	29-JAN-04
			15,693	30-JAN-04
			14,572	30-JAN-04
			50,000	02-FEB-04
			50,000	02-FEB-04
			3,840	02-FEB-04
			25,000	02-FEB-04
			20,000	02-FEB-04
			4,832	02-FEB-04
			25,000	03-FEB-04
			20,000	03-FEB-04
			4,500	04-FEB-04
			50,000	04-FEB-04
			50,000	04-FEB-04
			15,010	06-FEB-04
			50,000	09-FEB-04
			14,910	09-FEB-04
			73,091	10-FEB-04
			11,000	10-FEB-04
SHARE NOMINEES LTD	DEF SHS 4.9	NIL	144,164	01-APR-03
OXFORD HOUSE OXFORD ROAD AYLESBURY BUCKS HP21 8SZ				
SHARE NOMINEES LTD	ORD 0.1P	1,141,538	13,133	13-FEB-03
OXFORD HOUSE OXFORD ROAD AYLESBURY BUCKS HP21 8SZ			39,203	11-JUN-03
			31,356	18-JUN-03
			57,954	18-JUN-03
			10,000	19-JUN-03
			28,923	19-JUN-03
			21,851	20-JUN-03
			24,754	20-JUN-03
			21,398	20-JUN-03
			82,985	20-JUN-03
			20,942	23-JUN-03
			13,656	23-JUN-03
			5,208	23-JUN-03
			21,714	23-JUN-03
			30,314	24-JUN-03
			10,000	24-JUN-03
			12,128	24-JUN-03
			15,000	25-JUN-03
			57,237	25-JUN-03
			16,659	25-JUN-03
			26,941	25-JUN-03
			51,241	26-JUN-03
			12,181	30-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   480

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			11,148	01-JUL-03
			23,843	02-JUL-03
			10,000	02-JUL-03
			5,333	04-JUL-03
			26,743	04-JUL-03
			19,303	08-JUL-03
			71,822	09-JUL-03
			7,760	18-JUL-03
			10,000	21-JUL-03
			69,850	24-JUL-03
			43,649	25-JUL-03
			100,000	11-AUG-03
			10,000	21-AUG-03
			18,777	28-AUG-03
			16,371	28-AUG-03
			20,000	01-SEP-03
			4,609	12-SEP-03
			4,000	19-SEP-03
			12,572	06-OCT-03
			17,819	13-OCT-03
			24,034	13-OCT-03
			1,637	05-NOV-03
			3,916	12-NOV-03
			18,777	26-NOV-03
			7,454	03-DEC-03
			14,302	12-DEC-03
			56,914	23-DEC-03
			3,600	21-JAN-04
			4,685	27-JAN-04
			7,943	28-JAN-04
			6,032	05-FEB-04
			24,275	11-FEB-04
SHARELINK NOMINEES LIMITED JMM ACCT CANNON HOUSE 24 THE PRIORY QUEENSWAY BIRMINGHAM B4 6BS	DEF SHS 4.9	NIL	984,371	01-APR-03
SHARELINK NOMINEES LIMITED JMM ACCT CANNON HOUSE 24 THE PRIORY QUEENSWAY BIRMINGHAM B4 6BS	ORD 0.1P	NIL		
			5,000	12-MAR-03
			443	14-MAR-03
			11,000	02-APR-03
			11,000	02-APR-03
			7,144	07-APR-03
			6,000	28-APR-03
			4,000	20-MAY-03
			15,000	05-JUN-03
			50,000	18-JUN-03
			40,000	18-JUN-03
			160,000	18-JUN-03
			10,000	18-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   481

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			50,000	19-JUN-03
			50,000	19-JUN-03
			15,000	19-JUN-03
			150,000	20-JUN-03
			19,559	20-JUN-03
			35,000	20-JUN-03
			50,000	20-JUN-03
			14,308	20-JUN-03
			150,000	20-JUN-03
			100,000	20-JUN-03
			30,000	20-JUN-03
			50,000	20-JUN-03
			100,000	20-JUN-03
			165,000	20-JUN-03
			14,483	20-JUN-03
			100,000	23-JUN-03
			100,000	23-JUN-03
			50,000	23-JUN-03
			50,000	23-JUN-03
			50,000	23-JUN-03
			300,000	23-JUN-03
			50,000	23-JUN-03
			100,000	23-JUN-03
			17,996	23-JUN-03
			310,000	23-JUN-03
			50,000	23-JUN-03
			181,818	24-JUN-03
			20,000	24-JUN-03
			20,000	24-JUN-03
			19,567	25-JUN-03
			50,000	25-JUN-03
			50,000	25-JUN-03
			30,151	26-JUN-03
			8,000	26-JUN-03
			18,742	26-JUN-03
			70,000	27-JUN-03
			110,000	30-JUN-03
			683	30-JUN-03
			100,000	30-JUN-03
			2,719	30-JUN-03
			100,000	30-JUN-03
			100,000	30-JUN-03
			17,000	01-JUL-03
			200,000	02-JUL-03
			50,000	02-JUL-03
			37,000	04-JUL-03
			100,000	09-JUL-03
			200,000	09-JUL-03
			50,000	09-JUL-03
			30,000	11-JUL-03
			50,000	17-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   482

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			50,000	18-JUL-03
			30,000	18-JUL-03
			100,000	21-JUL-03
			50,000	21-JUL-03
			170,000	22-JUL-03
			130,000	22-JUL-03
			3,139	23-JUL-03
			50,000	24-JUL-03
			521	24-JUL-03
			100,000	30-JUL-03
			98,000	31-JUL-03
			6,551	01-AUG-03
			104	05-AUG-03
			200,000	08-AUG-03
			5,000	08-AUG-03
			10	11-AUG-03
			200,000	21-AUG-03
			50,000	22-AUG-03
			20,000	27-AUG-03
			150,000	01-SEP-03
			40,000	23-SEP-03
			5,500	25-SEP-03
			25,000	29-SEP-03
			4,840	29-SEP-03
			16,013	02-OCT-03
			41,373	13-OCT-03
			114,613	14-OCT-03
			59,903	14-OCT-03
			30,705	16-OCT-03
			23,084	20-OCT-03
			8,154	27-OCT-03
			50,000	30-OCT-03
			4,322,390	03-NOV-03
			50,000	04-NOV-03
			5,085	04-NOV-03
SHARELINK NOMINEES LIMITED MAXI ACCT CANNON HOUSE 24 THE PRIORY QUEENSWAY BIRMINGHAM B4 6BS	ORD 0.1P	NIL	32,529 50,000	23-JUN-03 24-JUN-03
SHARELINK NOMINEES LIMITED PEP191 ACCT CANNON HOUSE 24 THE PRIORY QUEENSWAY BIRMINGHAM B4 6BS	ORD 0.1P	NIL	50,000	14-JUL-03
MR CHETAN SHARMA 20 LANGLEY ROAD SLOUGH BERKS SL3 7AB	ORD 0.1P DEF SHS 4.9	20.000 NIL	20,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   483

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS NAVITA SHARMA 3 TILNEY ROAD SOUTHALL UB2 5LT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAVID JOHN SHARP 1 BIRCH FARM AVENUE SHEFFIELD S8 8GH	ORD 0.1P	15,000		
PHILLIP MICHAEL SHARP ESQ 24 SHERBORNE DRIVE NEWCASTLE STAFFORDSHIRE ST5 3JA	ORD 0.1P	40,512		
MR IAN OSBORNE-SHAW GREY BARN RECTORY LANE ANGMERING LITTLEHAMPTON WEST SUSSEX BN16 4JU	ORD 0.1P	85,000		
MR IAN PETER OSBORNE-SHAW GREY BARN RECTORY LANE ANGMERING LITTLEHAMPTON WEST SUSSEX BN16 4JU	ORD 0.1P	30,000		
MARK HAROLD SHAW ESQ VALE COTTAGE 62 MAIN STREET KINOULTON NOTTINGHAMSHIRE NG12 3EN	ORD 0.1P	NIL	30,000	27-JAN-04
MR PETER GRAHAM SHAW 36 BRITTEN DRIVE MALVERN WORCESTERSHIRE WR14 3LG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROBERT SHAW 12 PEMBROKE STREET OLD TOWN SWINDON SN1 3LY	ORD 0.1P DFF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR ROBERT SHEIL 11 HAWORTH ROAD MAIDENBOWER CRAWLEY WEST SUSSEX RH10 7NF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ROBERT GEOFFREY SHEIL 11 HAWORTH ROAD MAIDENBOWER CRAWLEY WEST SUSSEX RH10 7NF	ORD 0.1P DEF SHS 4.9	1,600 NIL	1,000	01-APR-03
MR ROBERT JEFFREY SHEIL 11 HAWORTH ROAD MAIDENBOWER CRAWLEY WEST SUSSEX RH10 7NF	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   484

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
NICHOLAS SHELDON ESQ 26 BATH STREET LEEK STAFFORDSHIRE ST13 6JH	ORD 0.1P DEF SHS 4.9	1,125 NIL	1,125	01-APR-03
MRS LYNDA SHEPHARD MEADOW BANK MILL LANE DROXFORD HAMPSHIRE SO32 3QS	ORD 0.1P DEF SHS 4.9	6,429 NIL	6,429	01-APR-03
MR CHARLES SHOEBRIDGE 66 SILVER CRESCENT LONDON W4 5SE	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ALISTER SHORT OAK FARM KINNERSLEY WORCESTER WR8 9JR	ORD 0.1P DEF SHS 4.9	2,238 NIL	2,238	01-APR-03
MR GEORGE SYDNEY SHORTHOUSE THE BARN MAIN STREET WILSON DERBY DE7 1AD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR PETER SHUTTLEWOOD 10 CHURCH LANE COSTOCK LOUGHBOROUGH LEICESTERSHIRE LE12 6UZ	ORD 0.1P DEF SHS 4.9	60,000 NIL	60,000	01-APR-03
MR PETER CHARLES SIBLEY HOLMLEIGH WILLIAM STOWE BATH AVON BA2 5EJ	ORD 0.1P DEF SHS 4.9	1,481 NIL	1,481	01-APR-03
MR CHRISTOPHER JOHN SIGOURNAY 1 GOLDLAY AVENUE CHELMSFORD ESSEX CM2 0TL	ORD 0.1P	NIL	15,000	21-NOV-03
DR MARIA ERECINSKA-SILVER HAWKS FARM 16 BARTON ROAD COMBERTON CAMBRIDGE CB3 7BP	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MRS VIRGINIA SILVESTER 29 HARCOURT ROAD DORNEY REACH MAIDENHEAD BERKSHIRE SL6 0DT	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR ANDREW SIMM 7 HIGHER LANE ASPULL WIGAN WN2 1EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ROBERT JOHN LEWIS SIMMONS ESQ 7 VALE ROAD BROADSTAIRS KENT CT10 2JE	DEF SHS 4.9	NIL	1,400	01-APR-03
ROBERT JOHN LEWIS SIMMONS ESQ 7 VALE ROAD BROADSTAIRS KENT CT10 2JE	ORD 0.1P	1,400		
MR PETER SIMMS UNIT 15 FLANSHAW WAY INDUSTRIAL ESTATE WAKEFIELD WEST YORKSHIRE WF2 9LP	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ALAN SIMPSON 11 BENVIEW GARDENS OLDMELDRUM INVERURIE ABERDEENSHIRE AB51 0FY	ORD 0.1P	10,000		
MR GEORGE NOBLE SIMPSON 12 FIFE STREET MACDUFF AB44 1YA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR IAN HOWARD SIMPSON 17 CRAGSTON AVENUE GRIMSBY DN33 2AT	ORD 0.1P	50,000		
MR NORMAN ANDERSON SIMPSON HASCOSAY 16 WEST ROAD PETERHEAD ABERDEENSHIRE AB42 2AL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAVID BERTIE SIMS 8 HERMITAGE ROAD ABINGDON OXON OX14 5RN	ORD 0.1P	500		
MR RONALD JAMES SINCLAIR 22 ST ANNES ROAD FRESHFIELD LIVERPOOL MERSEYSIDE L37 7AT	ORD 0.1P	5,817		
MR JASVER SINGH 5 BARBROOK CLOSE WOLLATON NOTTINGHAM NG8 1JG	DEF SHS 4.9	NIL	1,000	01-APR-03
JASVER SINGH ESQ 5 BARBROOK CLOSE WOLLATON NOTTINGHAM NG8 1JG	ORD 0.1P	1,000		
MR KASHMIRA SINGH 15 THE CAUSEWAY CHIPPENHAM WILTSHIRE SN15 3BT	ORD 0.1P	10,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
SINJUL NOMINEES LIMITED	21 NEW STREET LONDON EC2M 4HR	DEF SHS 4.9	NIL	30,000	01-APR-03
SINJUL NOMINEES LIMITED	21 NEW STREET LONDON EC2M 4HR	ORD 0.1P	20,000	10,000	14-NOV-03
MRS MEGAN TYSON SIVAPATHASUNDERAM	21 HOWEY RISE FRODSHAM WARRINGTON CHESHIRE WA6 6DN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
SJC CONSTRUCTION CO LTD	THE MILL RACE PITCHCOMBE MILL PITCHCOMBE VILLAGE GLOUCESTERSHIRE GL6 6LN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
SKERRIES NOMINEES LIMITED X321 ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	ORD 0.1P	NIL	30,770 15,000	06-AUG-03 28-AUG-03
SKERRIES NOMINEES LIMITED C29046C ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	DEF SHS 4.9	NIL	3,000	01-APR-03
SKERRIES NOMINEES LIMITED C29046C ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	ORD 0.1P	3,000		
SKERRIES NOMINEES LIMITED F21015F ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	DEF SHS 4.9	NIL	20,000	01-APR-03
SKERRIES NOMINEES LIMITED F21015F ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	ORD 0.1P	NIL	20,000	09-DEC-03
SKERRIES NOMINEES LIMITED 029073B ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	DEF SHS 4.9	NIL	13,591	01-APR-03
SKERRIES NOMINEES LIMITED 029073B ACCT	BALLSBRIDGE PARK BALLSBRIDGE DUBLIN 4 IRELAND	ORD 0.1P	13,591		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
SKERRIES NOMINEES LIMITED Q22039C ACCT	BALLSBRIDGE PARK DUBLIN 4	ORD 0.1P	30,770		
MR PAUL ROBERT SKINNER	SWALLOWS FARM THAXTED ROAD WIMBISH SAFFRON WALDON ESSEX CB10 2XP	ORD 0.1P	50,000		
MR WILLIAM THOMAS SKINNER + MRS MYRA JEAN SKINNER	102 TENNYSON AVENUE RUGBY WARWICKSHIRE CV22 6JF	ORD 0.1P	100,000		
MR STEPHEN HARRIS SKOLNIK	1 NORTH ROAD LONDON N6 4BD	ORD 0.1P DEF SHS 4.9	4,120 NIL	4,120	01-APR-03
SKY CAPITAL UK NOMINEES LIMITED EFMNL ACCT	WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	NIL	8,000 3,000 8,000 5,000 8,000 6,000 30,000 7,000 14,000 30,000 5,000 4,000 15,000 15,000 12,000	19-JUN-03 19-JUN-03 03-JUL-03 08-JUL-03 15-JUL-03 16-JUL-03 17-JUL-03 23-JUL-03 25-JUL-03 28-JUL-03 29-SEP-03 01-OCT-03 09-OCT-03 24-NOV-03 28-JAN-04
SKY CAPITAL UK NOMINEES LIMITED 000108 ACCT	WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	3,500		
SKY CAPITAL UK NOMINEES LIMITED 000468 ACCT	WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	40,000		
SKY CAPITAL UK NOMINEES LIMITED 550032 ACCT	WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	NIL	3,500	20-OCT-03
SKY CAPITAL UK NOMINEES LIMITED 550037 ACCT	WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	NIL	30,000	28-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   488

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
SKY CAPITAL UK NOMINEES LIMITED 550392 ACCT WALBROOK HOUSE 23-29 WALBROOK LONDON EC4N 7LA	ORD 0.1P	NIL	40,000	27-OCT-03
MR ALAN SLACK 44 PADDOCK LANE FAILSWORTH MANCHESTER M35 0NY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROGER MARTIN SLATER 41 EYEBROOK ROAD BOWDON ALTRINCHAM CHESHIRE WA14 3LQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
DR JONATHAN PHILIP SLESS 96 BALLAMADDRELL PORT ERIN ISLE OF MAN IM9 6AZ	ORD 0.1P	NIL	50,000 50,000 50,000 50,000 50,000 25,000 50,000 125,000	19-AUG-03 19-AUG-03 19-AUG-03 19-AUG-03 20-AUG-03 28-AUG-03 28-AUG-03 09-SEP-03
MRS ANGELA MARY SMALE 10 CROFT LANE NORTON LETCHWORTH HERTS SG6 1AP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ADAM CHARLES SMITH 15 PARKSIDE CLOSE LEEDS LS6 4LZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ALAN VICTOR SMITH 58 THE CRESCENT WEST WICKHAM KENT BR4 0HF	ORD 0.1P DEF SHS 4.9	1,764 NIL	1,764	01-APR-03
ALEXANDER WILLIAM SMITH ESQ CAIRNDHU ROWAN ROAD OBAN PA34 5TY	ORD 0.1P	55,000		
MR BERNARD SMITH 65 SOMERVILLE ROAD SUTTON COLDFIELD WEST MIDLANDS B73 6HJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS CLAIRE SMITH BUSHLOE HOUSE 11 GOLD HILL EAST GERRARDS CROSS BUCKINGHAMSHIRE SL9 9DG	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DARREN STEWART SMITH	74C SHOOTERS HILL ROAD BLACKHEATH LONDON SE3 7BG	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MR DAVID JOSEPH SMITH	C/O S P ANGEL & COMPANY BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR DONALD SMITH	3 CYPRESS GARDENS ST HELENS MERSEYSIDE WA9 5UB	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ELIZABETH CATHCART SMITH	17 ACADEMY STREET TROON AYRSHIRE KA10 6HR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR GERALD ANTHONY SMITH	75 CHURCH STREET HUNSTANTON PE36 6AX	ORD 0.1P	60,000		
MRS GWENDOLINE SMITH	192 ROCK AVENUE GILLINGHAM KENT ME7 5PW	ORD 0.1P	6,154		
MR HUMPHREY EVAN SMITH + MR EVAN WYN OWEN	RIVERVIEW PENYMORFA LANE LLANGUNNOR CARMARTHEN CARMARTHENSHIRE SA31 2NR	ORD 0.1P DEF SHS 4.9	1,200 NIL	1,200	01-APR-03
MR IAN MICHAEL SMITH	11 BRACKENWOOD ROAD OUTWOOD WAKEFIELD WF1 3TH	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS IRENE SMITH	70 DUKESMEAD PETERBOROUGH CAMBS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN COLLINS FRAME SMITH	GAULTERS COTTAGE GAULTERS LANE PREESALL POULTON-LE-FYLDE LANCASHIRE FY6 0NX	ORD 0.1P	10,000		
MR JOHN RALPH SMITH	PEDDARS WAY 50 BELLMANS ROAD WHITTLESEY PETERBOROUGH CAMBRIDGESHIRE PE7 1TY	ORD 0.1P	15,384		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
KEITH ROBERT SMITH ESQ 42 HIGH ROAD BROXBOURNE HERTS EN10 7ND	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MR LESLIE SMITH 21 SEYMOUR GARDENS SURBITON SURREY KT5 8QE	ORD 0.1P DEF SHS 4.9	2,622 NIL	2,622	01-APR-03
MALCOLM SMITH ESQ 24 QUARRY HILL ROAD ILKESTON DERBYSHIRE DE7 4DA	ORD 0.1P	NIL	88,266	10-SEP-03
+ MRS KATHLEEN SMITH 36 MOORBRIDGE LANE STAPLEFORD NOTTINGHAM NOTTINGHAMSHIRE NG9 8GU				
MR MARK ROBERT GARDNER SMITH 74 WESTFIELD ROAD WALTHAM GRIMSBY NORTH EAST LINCOLNSHIRE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MICHAEL CLAYTON SMITH 48 SELLERDALE AVENUE WYKE BRADFORD WEST YORKSHIRE BD12 9LJ	ORD 0.1P	40,000		
MR PAUL SMITH 212 ABBOTTS DRIVE STANFORD LE HOPE ESSEX SS17 7BN	ORD 0.1P	3,000		
MR PETER EDWARD SMITH 17 BINSHPOND ROAD ORFSTON PLrMOUTH PL9 7PG	ORD 0.1P	NIL	13,500	04-MAR-03
PETER MICHAEL SMITH ESQ 18 CALSTOCK ROAD WOODTHORPE NOTTINGHAM NG5 4FH	ORD 0.1P DEF SHS 4.9	1,739 NIL	1,739	01-APR-03
MR ROBERT SMITH THE DAIRIES HIGH STREET BICKER BOSTON LINCOLNSHIRE PE20 3DQ	DEF SHS 4.9	NIL	2,000	01-APR-03
MR ROBERT SMITH THE DAIRIES HIGH STREET BICKER BOSTON LINCOLNSHIRE PE20 3DQ	ORD 0.1P	NIL	6,000	30-JUL-03

A/K (11/2/03)

363s Annual Return

Company Type
Public Limited Company

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Number
3508592
Information extracted from
Companies House records on
18th January 2003

Section 1: Company details

Ref: 3508592/09/28

COMPANIES HOUSE   15/02/03

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	8 Baker Street London W1M 1DA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held Suite 406 Langham House 29-30 Margaret Street London W1W 8SA	Address UK Postcode
> Register of Debenture Holders *any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode

	Current details		Amended details	
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code 5232	Description Retail medical & orthopaedic goods	SIC CODE	Description
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*				

RECEIVED

> **Company Secretary**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Company Secretary must be notified on form 288.

●

Name
  Norman Alec Charles LOTT

Address
~~Rose Cottage 1 Radnor Road Weybridge Surrey KT13 8JU~~

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

ST. ANNES LODGE

RUXBURY ROAD

CHERTSEY, SURREY

UK Postcode K T 1 6 9 N H
Date of change 0 4 / 0 9 / 2 0 0 2
Date Norman Alec Charles LOTT
ceased to be secretary (if applicable)
       _ _ / _ _ / _ _ _ _

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

●

Particulars of a new Director must be notified on form 288.

Name
 Malcolm Charles Rhett
BEVERIDGE

Address
Wierton Oast Wierton Hill
Boughton Monchelsea
Maidstone
Kent
ME17 4JT

Date of birth 19/12/1950

Nationality   British

Occupation   Solicitor

Name
_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address
_____
_____
_____

UK Postcode _ _ _ _ _ _ _
Date of birth _ _ / _ _ / _ _ _ _
Nationality _____
Occupation _____
Date of change _ _ / _ _ / _ _ _ _

Date Malcolm Charles Rhett
BEVERIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Name Keith Baden CORBIN	Name _____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Clos Du Fauconnier Rue Des Fauconnaires St Andrews Guernsey GY6 8UE	Address _____ _____ _____
	Date of birth 18/08/1952	
	Nationality British	UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐
	Occupation Director	Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality _____ Occupation _____ Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Keith Baden CORBIN ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

> Director 	**Name** Percy William Cecil LOMAX	Name _____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 6 Chelmsford Road Soutre Woodford London E18 2PL	Address _____ _____ _____
	Date of birth 10/06/1944	
	Nationality British	UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐
	Occupation Director	Date of birth ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Nationality _____ Occupation _____ Date of change ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐ Date Percy William Cecil LOMAX ceased to be director (if applicable) ⌐ ⌐ / ⌐ ⌐ / ⌐ ⌐ ⌐ ⌐

Norman Alec Charles LOTT

Address
Rose Cottage 1 Radnor Road
Weybridge
Surrey
KT13 8JU

Date of birth   03/10/1955

Nationality   British

Occupation   Accountant

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode ⌴ ⌴ ⌴ ⌴   ⌴ ⌴ ⌴
Date of birth   ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴
Nationality   ⌴
Occupation   ⌴
Date of change ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴
Date Norman Alec Charles LOTT ceased to be director (if applicable)
⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

> Director

Name
Timothy Simon SHILTON

Address
The Stables, Caxton Place
Court Lane
Hadlow
Kent
TN11 0JU

Date of birth   20/05/1956

Nationality   British

Occupation   Development Director

Name

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

UK Postcode ⌴ ⌴ ⌴ ⌴   ⌴ ⌴ ⌴
Date of birth   ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴
Nationality   ⌴
Occupation   ⌴
Date of change ⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴
Date Timothy Simon SHILTON ceased to be director (if applicable)
⌴ ⌴ / ⌴ ⌴ / ⌴ ⌴ ⌴ ⌴

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Martin Jonathan SMALL

Address
31 Sharps Field
Headcorn
Ashford
Kent
TN27 9UF

Date of birth 27/09/1958

Nationality   **British**

Occupation   **New Projects Director Pharmace**

Name

_____

☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.

Address

_____
_____
_____

UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴

Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Nationality _____

Occupation _____

Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Date Martin Jonathan SMALL ceased to be director (if applicable)

⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

	Class of Share	Number of shares issued
> Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.	ORDINARY 5p.	108,121,391
		Aggregate Nominal Value of issued shares
		£5,406,069·50

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

Class of Share	Number of shares issued
	Aggregate Nominal Value of issued shares

> **Please fill in the total number of issued shares and their total nominal value.**

Number of shares issued

108,121,391

Aggregate Nominal Value of issued shares

£5,406,069·50

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

☐ There were no changes during the period
☐ A list of changes is enclosed
☑ A full list of members is enclosed   ON DISK

The last full list of members was received on: 11/02/2002

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name _____ Address _____ _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ K Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			
Name _____ Address _____ _____ _____ UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			

to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣		
Name Address UK Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣		
Name Address UK Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣		
Name Address UK Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣		
Name Address UK Postcode ␣ ␣ ␣ ␣ ␣ ␣ ␣		



Companies House
— *for the record* —

page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _____ Date 14 / 02 / 2003
(Director / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to **11/2/2003**

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th February 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document
Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
NORMAN LOTT

Telephone number *inc code*
02079 070910

Address
REGEN THERAPEUTICS PLC
SUITE 406, LANGHAM HOUSE
29-30 MARGARET STREET

DX number *if applicable*
_ _ _ _ _ _

DX exchange

Postcode W1W 8SA

DISK/FICHE

FORM ML8



BULK LIST OF SHAREHOLDERS OR MEMBERS

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 3508592

Company Number: 03508592


The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

REGEN THERAPEUTICS PLC

(the "Company")

Passed on 20th April 2004


AU9   0295
COMPANIES HOUSE   21/05/04

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on 20 April 2004, the following ordinary and special resolutions were passed.

ORDINARY RESOLUTIONS

1. THAT the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

   (i)   up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

   (ii)   generally up to an aggregate nominal amount of £92,388

   such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2. THAT the directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for the existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to

LONDON 143628v1

the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)   any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii)   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(iii)   any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £13,998,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005; provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Chairman

Registered No: 3508592

THE COMPANIES ACT 1985 (AS AMENDED)

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY AND

SPECIAL RESOLUTIONS

-of-

ReGen Therapeutics Plc

Passed 10 December 2003

At an Extraordinary General Meeting of ReGen Therapeutics plc duly convened and held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 10 December 2003 at 11.00am the following Resolutions were duly passed as Ordinary and Special Resolutions respectively:

ORDINARY RESOLUTION

1   That the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity; and

(ii) up to an aggregate nominal amount of £74,838, such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to

1

be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2   That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 1 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity;

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £11,225, such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

BY ORDER OF THE BOARD

Registered Office:
8 Baker Street
London W1U 3LL

Percy Lomax
Chairman

10 December 2003

Registered Number 3508592

RESOLUTIONS

OF

REGEN THERAPEUTICS PLC

(the "Company")

PASSED 10 JUNE 2003

At the annual general meeting of the above named Company duly convened and held on 10 June 2003 the following resolution 7 was passed as an ordinary resolution:

"Resolution 7

THAT the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii) generally up to an aggregate nominal amount of £53,638,

such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired."

At the annual general meeting of the above named Company duly convened and held on 10 June 2003 the following resolution 8 was passed as a special resolution:

"Resolution 8

Subject to the passing of Resolution 7, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the

authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 7 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)   any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii)   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii)   any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £8,046,

such power (unless previously revoked, varied or renewed) to expire on the earlier to occur of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired."

Chairman

ReGen Therapeutics Plc
(Company Number 3508592)

The following Resolutions were passed at an Extraordinary General Meeting of the Company held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on Monday, 31 March 2003 at 11.00 a.m.

Resolution 1

(a) every authorised but unissued Ordinary Share of 5p each in the capital of the Company be and is hereby sub-divided into fifty Ordinary Shares of 0.1p each and every issued Ordinary Share of 5p in the capital of the Company be and is hereby sub-divided into and reclassified as one Ordinary Share of 0.1p and one Deferred Share of 4.9p, such Deferred Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended pursuant to paragraph (b) of this Resolution; and

(b) the Articles of Association of the Company be amended as follows:

   (i) by inserting the following into the existing article 1.1:

   ""Ordinary Shares" the ordinary shares of 0.1p each in the capital of the company

   "Deferred Shares" the deferred shares of 4.9p each in the capital of the company";

   (ii) by inserting the following new article 1.6:

   "1.6 A reference to a "share" includes references to Ordinary Shares and Deferred Shares, unless the context requires otherwise".

   (iii) by deleting the existing article 3.1 and substituting the following therefor:

   "3.1 At 31 March 2003. the authorised share capital of the Company is £35,000,000 divided into 29,610,000,000 Ordinary Shares and 110,000,000 Deferred Shares."

   (iv) by inserting the following new article 3.13:

   "3.13 The rights and restrictions attaching to the Deferred Shares are as follows:

   As regards income
   3.13.1 The Deferred Shares shall carry no right to receive any dividend or other distribution in respect of any financial year or other period of the company.

   As regards capital
   3.13.2 On any return of capital whether on a winding up or reduction of capital or otherwise, the holders of the Deferred Shares shall be entitled to receive the amount paid up or credited as paid up on their respective holdings of Deferred Shares but only after there has been paid on each Ordinary Share the nominal amount paid up on such share plus a further sum of £1,000,000 per share, but the holders of the Deferred Shares shall not be

entitled to participate further in any distribution of the assets or the capital of the company.

As regards voting
3.13.3 The holders of the Deferred Shares shall have no right to receive notice of or to attend or to vote or to speak either in person or by proxy at any general meeting or class meeting of the company.

As regards transfer
3.13.4 Notwithstanding article 8, the holders of the Deferred Shares shall have no right to transfer any Deferred Shares except to the company or to such persons as the company may determine.

The creation or issue of Deferred Shares shall be deemed to confer irrevocable authority on the company at that time or at any time thereafter to:

3.13.4.1 register such shares in the name of such person or persons as the company may determine as custodian thereof; and/or

3.13.4.2 appoint any person to execute on behalf of any holder or holders of such shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holder thereof, to such person or persons as the company may determine as custodian thereof;

and to cancel such shares (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holder or holders thereof and pending such transfer and/or cancellation to retain the certificate, if any, for such shares and to do all things necessary or desirable to give effect to such transfer or cancellation.

As regards purchase or redemption
3.13.5 The company may, at its option at any time after the adoption of this article 3.13, purchase or redeem all or any of the Deferred Shares then in issue, at a price not exceeding 4.9p for each Deferred Share so purchased or redeemed. Any payment due on purchase or redemption of the Deferred Shares shall be paid on the date of such purchase or redemption.

As regards certificates
3.13.6 Notwithstanding article 4, the holders of the Deferred Shares shall have no right to receive a certificate in respect of their holding.

As regards modification of rights
3.13.7 Neither the passing by the company of any special resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the court nor the obtaining by the company nor the making by the court of any order confirming any such reduction of capital nor the making effective of such order shall constitute a modification, variation or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction in capital effected in accordance with the Act without sanction on the part of the holders of the Deferred Shares.

The company may from time to time create, allot and issue further shares,

whether ranking *paripassu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose."

Resolution 2

Subject to the passing of Resolution 1, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii) generally up to an aggregate nominal amount of £36,040,

such authority (unless previous revoked, varied or renewed) to expire on the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 3

Subject to the passing of Resolution 2, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers

pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 2 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £5,406,

such power (unless previously revoked, varied or renewed) to expire on the conclusion of the

Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Signed by:

Percy Lomax, Chairman



Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

CHWP001



Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf)

For official use	Company number
	3508592

Name of company

* ReGen Therapeutics Plc

gives notice that:

on 31 March 2003, it sub-divided every unissued Ordinary Share of 5p each in the capital of the Company into fifty Ordinary Shares of 0.1p each and that it sub-divided and reclassified every issued Ordinary Share of 5p in the capital of the Company into one Ordinary Share of 0.1p and one Deferred Share of 4.9p, such Deferred Shares having the rights and being subject to the restrictions set out in the amended Articles of Association of the Company.

Signed _Percy W. Lomax_ Designation‡ _Executive Chairman_ Date 04/04/03

Presentor's name address and reference (if any):

For official Use
General Section   Post room

COMPANIES HOUSE   0005
                           08/04/03

CHAD 10/11/99



CERTIFICATE OF THE REGISTRATION
OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 03508592

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A RENT DEPOSIT DEED DATED THE 17th SEPTEMBER 2003 AND CREATED BY REGEN THERAPEUTICS PLC FOR SECURING £11,162.50 DUE FROM THE COMPANY TO THE CROWN ESTATES COMMISSIONERS WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 26th SEPTEMBER 2003.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 30th SEPTEMBER 2003 .





THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House
— *for the record* —

HC026B

Particulars of a mortgage or charge

CHFP041

Pursuant to section 395 of the Companies Act 1985

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

395

FEE PAID

COMPANIES HOUSE

000183/10

To the Registrar of Companies
(Address overleaf - Note 6)

For official use

Company number

3508592

Name of company

* Regen Therapeutics Plc

Date of creation of the charge

17th September 2003

Description of the instrument (if any) creating or evidencing the charge (note 2)

Rent Deposit Deed

Amount secured by the mortgage or charge

Eleven Thousand One Hundred and Sixty Two Pounds and Fifty Pence (£11,162.50)

Names and addresses of the mortgagees or persons entitled to the charge

The Crown Estates Commissioners c/o Radcliffes Le Brasseur 5 Great Colleage Street Westminster London

Postcode	SW1P 3SJ

Presentor's name, address and reference (if any):
Beveridge & Co
11 New Street
London EC2M 4TP
DX614 - LONDON CITY

For official use
Mortgage section   Post room

COMPANIES HOUSE   26/09/03

Time critical reference

MCRB/VC

Com 395-1/2

Rooms 410 and 421 Langham House 302-308 Regent Street London W1

Particulars as to commission allowance or discount (note 3)

Signed _Beveridge & Co_   Date   23rd September 2003

On behalf of [company] [Mortgagee/chargee]*

Notes.

1. The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2. A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage" or "Legal charge", etc, as the case may be, should be given.

3. In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
   (a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
   (b) procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4. If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5. Cheques and Postal Orders are to be made payable to **Companies House.**

6. The address of the Registrar of Companies is:-

   Companies House, Crown Way, Cardiff CF4 3UZ.





CERTIFICATE OF THE REGISTRATION
OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 03508592

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT
A RENT DEPOSIT DEED DATED THE 17th SEPTEMBER 2003 AND CREATED BY REGEN
THERAPEUTICS PLC FOR SECURING £11,162.50 DUE FROM THE COMPANY TO THE
CROWN ESTATE COMMISIONERS WAS REGISTERED PURSUANT TO CHAPTER 1 PART
XII OF THE COMPANIES ACT 1985 ON THE 18th SEPTEMBER 2003.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 23rd SEPTEMBER 2003 .





THE OFFICIAL SEAL OF THE
REGISTRAR OF COMPANIES



Companies House
—— *for the record* ——



Particulars of a mortgage or charge

Pursuant to section 395 of the Companies Act 1985

395

CHFP041

COMPANIES HOUSE

A fee of £10 is payable to Companies House in respect of each register entry for a mortgage or charge.

To the Registrar of Companies
(Address overleaf - Note 6)

For official use   Company number

3508592

Name of company

* REGEN THERAPEUTICS PLC

Date of creation of the charge

17 SEPTEMBER 2003

Description of the instrument (if any) creating or evidencing the charge (note 2)

RENT DEPOSIT DEED

Amount secured by the mortgage or charge

£11,162.50

Names and addresses of the mortgagees or persons entitled to the charge

THE CROWN ESTATE COMMISIONERS ON BEHALF OF HER MAJESTY
16 CARLTON HOUSE TERRACE LONDON

Postcode SW1Y 5AH

Presentor's name, address and reference (if any):

RadcliffesLeBrasseur
5 Great College Street
Westminster SW1P 3SJ
DX 113 LDE

For official use

Mortgage section   Post room

A50
COMPANIES HOUSE   18/09/03

Time critical reference
MJH.MLW.102043.484

Com 395-1/2

Short particulars of all the property mortgaged or charged

THE DEPOSIT ACCOUNT AS DEFINED IN THE RENT DEPOSIT DEED

Particulars as to commission allowance or discount (note 3)

Signed RADCLIFFESLEBRASSEUR   Date 17 SEPTEMBER 2003

On behalf of [~~Company~~] [~~mortgagee~~/chargee]*

Notes.

1. The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2. A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage" or "Legal charge", etc, as the case may be, should be given.

3. In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
   (a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
   (b) procuring or agreeing to procure subscriptions, whether absolute or conditional, for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4. If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5. Cheques and Postal Orders are to be made payable to **Companies House**.

6. The address of the Registrar of Companies is:-

   Companies House, Crown Way, Cardiff CF4 3UZ.

Oyez 7 Spa Road, London SE16 3QQ.

Companies M395

1999 Edition
2.99
Com 395-2/2

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number   3508592

Company name in full   REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 2	0 2	2 0 0 4			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	18181818		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share (including any share premium)	2.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

Thi

A44
COMPANIES HOUSE   0294

Shareholder details	Shares and share class allotted	

Name HOODLESS BRENNAN & PARTNERS LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID HB0A1 MEMBER ACCOUNT PB	ORDINARY	18181818
4TH FLOOR, 40 MARSH WALL, LONDON		
UK Postcode E 1 4 9 T P		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _~M.Lott~_ Date 23 / 2 / 04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N. LOTT

Tel 020 7407 0960

DX number   DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number

3508592

Company name in full

REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
(shares were allotted on one date
enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 6	1 2	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1700000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share (including any share premium)	2p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

●he allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be
treated as paid up

Consideration for which
the shares were allotted
*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   **DX 235**
For companies registered in Scotland   **Edinburgh**

Name GARY HAWKES ESQ	Class of shares allotted	Number allotted
Address FLAT 2, 11 WARRINGTON CRESCENT, LONDON	ORDINARY	700,000
UK Postcode W 9 _ _ _ _ _		
Name LISA KAREN ARCHER	Class of shares allotted	Number allotted
Address THREE WILLOWS, TURVEY ROAD, ASTWOOD, BUCKINGHAMSHIRE	ORDINARY	1000000
UK Postcode M K 1 6 9 J X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode _ _ _ _ _ _ _		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode _ _ _ _ _ _ _		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode _ _ _ _ _ _ _		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____   Date 10 / 1 / 04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

88(2)

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number | 3508592

Company name in full | REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
(If shares were allotted on one date
enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 3	1 2	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	2970000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share (including any share premium)	2p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be
treated as paid up

Consideration for which
the shares were allotted
*(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)*

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

A42
COMPANIES HOUSE   06/01/04

Name MARK TRAINOR	Class of shares allotted	Number allotted
Address 54 GEFFERS RISE, ASCOT, BERKSHIRE	ORDINARY	100,000
UK Postcode S L 5 7 J Z		

Name BRIAN LEE	Class of shares allotted	Number allotted
Address HIGHWOOD, DUDDENHOE ROAD, SAFFRON WALDEN, ESSEX	ORDINARY	300,000
UK Postcode C B 1 1 4 C T		

Name STUART HAWKES	Class of shares allotted	Number allotted
Address 14 GILBERT SCOTT COURT WHIELDEN STREET, AMERSHAM, BUCKINGHAMSHIRE	ORDINARY	200,000
UK Postcode H P 7 0 A P		

Name ANTONY TUTT	Class of shares allotted	Number allotted
Address 38 KINGFISHER CLOSE, SEVINGTON, ASHFORD, KENT	ORDINARY	25,000
UK Postcode T N 2 4 0 T W		

Name NATHAN JAMES BELL	Class of shares allotted	Number allotted
Address 2 HEDNESFORD STREET, CANNOCK, STAFFORDSHIRE	ORDINARY	100,000
UK Postcode W S 1 1 1 O J		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____ Date 5/1/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Companies House
for the record

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number | 3508592

Company name in full | REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (●shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	1 6	1 2	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	32600000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share (including any share premium)	2p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

● the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

Name	Class of shares allotted	Number allotted
DR PETER GARROD		
Address		
THE BOWER, HIGH STREET,	ORDINARY	5100000
STAPLEHURST, KENT		
UK Postcode T N 1 2 0 B L		

Name	Class of shares allotted	Number allotted
CITY EQUITIES (NOMINEES) LIMITED		
Address		
PARTICIPANT ID 00XKD MEMBER ACCOUNT PBOUGHT	ORDINARY	10000000
OCEAN HOUSE, LITTLE TRINITY LANE, LONDON		
UK Postcode E C 4 V 2 D L		

Name	Class of shares allotted	Number allotted
EVO NOMINEES LIMITED		
Address		
PARTICIPANT ID 50X23 MEMBER ACCOUNT RGT	ORDINARY	2500000
100 WOOD STREET, LONDON		
UK Postcode E C 2 V 7 A N		

Name	Class of shares allotted	Number allotted
HOODLESS BRENNAN & PARTNERS LIMITED		
Address		
PARTICIPANT ID HB0A1 MEMBER ACCOUNT PB	ORDINARY	15000000
40 MARSH WALL, DOCKLANDS		
UK Postcode E 1 4 9 T P		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Please enter the number of continuation sheets (if any) attached to this form

Signed *(signature)* Date 5 / 1 / 04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number   DX exchange

Name JUSTIN FLANAGAN	Class of shares allotted	Number allotted
Address EDEN HEIGHTS, 19 GARTH ROAD,	ORDINARY	1000000
SEVENOAKS, KENT		
UK Postcode T N 1 3 1 R T		

Name CHARLES BERNARD FLANAGAN	Class of shares allotted	Number allotted
Address OCTOBER HOUSE, BAYLEYS HILL,	ORDINARY	100,000
SEVENOAKS, KENT		
UK Postcode T N 1 4 6 H S		

Name GILLIAN FLANAGAN	Class of shares allotted	Number allotted
Address EDEN HEIGHTS, 19 GARTH ROAD,	ORDINARY	100,000
SEVENOAKS, KENT		
UK Postcode T N 1 3 1 R T		

Name MRS JACQUELINE MARY STEVENS	Class of shares allotted	Number allotted
Address 43 BLACK LION LANE,	ORDINARY	75,000
LONDON		
UK Postcode W 6 9 B G		

Name CHARLES WILLIAM STEVENS	Class of shares allotted	Number allotted
Address 43 BLACK LION LANE,	ORDINARY	120,000
LONDON		
UK Postcode W 6 9 B G		

Please enter the number of continuation sheets (if any) attached to this form | 1 |

Signed _____   Date S / 1 / 04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Name NCL NOMINEES LTD ACCOUNT 115711	Class of shares allotted	Number allotted
Address BARTLETT HOUSE, 9/12 BASINGHALL STREET, LONDON	ORDINARY	50,000
UK Postcode E C 2 V 5 N S		

Name NCL NOMINEES LTD ACCOUNT 143754	Class of shares allotted	Number allotted
Address BARTLETT HOUSE, 9/12 BASINGHALL STREET, LONDON	ORDINARY	800,000
UK Postcode E C 2 V 5 N S		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 5/1/04

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number `3508592`

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	2 2	0 7	2 0 0 3			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	14,333,333		
Nominal value of each share	£0.01p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   **DX 235**
For companies registered in Scotland   Edinburgh

COMPANIES HOUSE   30/07/03

Name		Class of shares allotted	Number allotted
DR PETER GARROD			
Address			
THE BOWER, HIGH STREET.		ORDINARY	10000000
STAPLEHURST, KENT			
UK Postcode T N 1 2 0 B L			

Name		Class of shares allotted	Number allotted
JOHN CAMPBELL ROBERTSON			
Address			
C/O NABARRO WELLS & CO LIMITED,		ORDINARY	1000000
SADDLERS HOUSE, GUTTER LANE, LONDON			
UK Postcode E C 2 V 6 H S			

Name		Class of shares allotted	Number allotted
JOHN MICHAEL ARCHER			
Address			
THREE WILLOWS, TURVEY ROAD,		ORDINARY	3333333
ASTWOOD, BUCKINGHAMSHIRE			
UK Postcode M K 1 6 9 J X			

Name		Class of shares allotted	Number allotted
Address			
UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			

Name		Class of shares allotted	Number allotted
Address			
UK Postcode ⌐ ⌐ ⌐ ⌐ ⌐ ⌐ ⌐			

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 29 / 07 / 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person* Companies House should contact if there is any query.

NORMAN LOTT
Tel 020 7907 0910
DX number   DX exchange

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number `3508592`

Company name in full `REGEN THERAPEUTICS PLC`

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From			To		
Day	Month	Year	Day	Month	Year
2 2	0 7	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY	
Number allotted	49,266,667	
Nominal value of each share	£0.01p	
Amount (if any) paid or due on each share (including any share premium)		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

COMPANIES HOUSE   30/07/03

Name NORTRUST NOMINEES LIMITED	Class of shares allotted	Number allotted
Address		
PARTICIPANT ID CI01	ORDINARY	9999999
50 BANK STREET, CANARY WHARF, LONDON		
UK Postcode B 1 4 5 N T		

Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address		
PARTICIPANT ID 601 MEMBER ACCOUNT SHCLT	ORDINARY	10340000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E 1 4 2 B H		

Name WINTERTHUR PENSION TRUSTEES UK LIMITED	Class of shares allotted	Number allotted
Address		
PARTICIPANT ID 698 MEMBER ACCOUNT 1717851	ORDINARY	333,333
A/C PWC LOMAX L00620P, 141 CASTLE STREET, SALISBURY, WILTS		
UK Postcode S P 1 3 T B		

Name HOODLESS BRENNAN & PARTNERS PLC	Class of shares allotted	Number allotted
Address		
PARTICIPANT ID HB0A1 MEMBER ACCOUNT PB	ORDINARY	28593335
40 MARSH WALL, DOCKLANDS		
UK Postcode E 1 4 9 T P		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 29 / 07 / 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NORMAN LOTT

Tel 020 7907 0910

DX number   DX exchange

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
(If shares were allotted on one date
⬤ er that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	1 7	0 4	2 0 0 3			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20000000		
Nominal value of each share	£0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	0.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which
the shares were allotted
(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

C

This

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

Name	Class of shares allotted	Number allotted
HOODLESS BRENNAN & PARTNERS LIMITED		
Address		
PARTICIPANT ID HB0A1 MEMBER ACCOUNT PB	ORDINARY	20000000
4TH FLOOR, 40 MARSH WALL, LONDON		
UK Postcode E 1 4 9 T P		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode L L L L L L L		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 29 / 4 /03

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N. Lott

Tel 020 7907 0910

DX number	DX exchange

Companies House
for the record

Return of Allotment of Shares

Please complete in typescript, or
in bold black capitals.
CHWP000

Company Number 3508592

Company name in full REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which
shares were allotted
(if shares were allotted on one date
enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	0 8	0 4	2 0 0 3			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	32793333		
Nominal value of each share	£0.01p		
Amount (if any) paid or due on each share (including any share premium)	0.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be
treated as paid up

Consideration for which
the shares were allotted
(This information must be supported by
the duly stamped contract or by the duly
stamped particulars on Form 88(3) if the
contract is not in writing)

**When you have completed and signed the form send it to
the Registrar of Companies at:**

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

COMPANIES HOUSE   28/04/03

Companies House
for the record

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number | 3508592

Company name in full | REGEN THERAPEUTICS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	2 1	0 1	2 0 0 3			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15,000,000		
Nominal value of each share	£0.05p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB   DX 235
For companies registered in Scotland   Edinburgh

A84
COMPANIES HOUSE   U540
29/01/03

Shareholder details	Shares and share class allotted	
Name JUBILEE INVESTMENT TRUST PLC	**Class of shares allotted**	**Number allotted**
Address 1 GREAT CUMBERLAND PLACE	ORDINARY	15000000
LONDON		
UK Postcode W 1 H 7 A L		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode L L L L L L L		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode L L L L L L L		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode L L L L L L L		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK Postcode L L L L L L L		

Please enter the number of continuation sheets (if any) attached to this form

Signed _____ Date 28 / 1 / 03

A director / secretary / administrator / administrative receiver / receiver manager / receiver   *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

N. LOTT

Tel 020 7907 0910

DX number   DX exchange

G

CHWP001

COMPANIES FORM No. 88(3)

Particulars of a contract relating to shares allotted as fully or partly paid up otherwise than in cash



88(3)

N. C. A. S.

Pursuant to section 88(3) of the Companies Act 1985

Note: This form is only for use when the contract has not been reduced to writing

Please do not write in this margin

To the Registrar of Companies (address overleaf)

For official use

Company number 3508592

Please complete legibly, preferably in black type, or bold block lettering

The particulars must be stamped with the same stamp duty as would have been payable if the contract had been reduced to writing. A reduced rate of ad valorem duty may be available if this form is properly certified at the appropriate amount.

Please do not write in the space below. For Inland Revenue use only

RECEIVED

Name of company

* insert full name of company

* REGEN THERAPEUTICS PLC

gives the following particulars of a contract which has not been reduced to writing

1 The number of shares allotted as fully or partly paid up otherwise than in cash	15,000,000

2 The nominal value of each such share	£ 0.05

3a The amount of such nominal value to be considered as paid up on each share otherwise than in cash	£ 750,000
b The value of each share allotted i.e. the nominal value and any premium	£ 750,000
c The amount to be considered as paid up in respect of b	£ 750,000

4 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in 8, state the nature and amount of such consideration, and the number of shares allotted	N/A

Presenter's name address and reference (if any):

BROBECK HALE AND DORR
ALDER CASTLE
10 NOBLE STREET
LONDON EC2U 7QJ
(Ref: SP/00826-003)

For official Use
Capital Section

Page 1

CHAD 22/10/99

5	If the allotment is a bonus issue, state the amount of reserves capitalised in respect of this issue	£ N/A	

6	If the allotment is made in consideration of the release of a debt, e.g., a director's loan account, state the amount released	£ N/A	

7	If the allotment is made in connection with the conversion of loan stock, state the amount of stock converted in respect of this issue	£ N/A	

8 If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give below:

a brief description of property:

750,000 ORDINARY SHARES OF £0.10 EACH IN JUBILEE INVESTMENT TRUST PLC

b full particulars of the manner in which the purchase price is to be satisfied	£	p
Amount of consideration payable in cash or bills		
Amount of consideration payable in debentures, etc		
Amount of consideration payable in shares		
Liabilities of the vendor assumed by the purchaser:		
Amounts due on mortgages of freeholds and/or		
leaseholds including interest to date of sale		
Hire purchase etc debts in respect of goods acquired		
Other liabilities of the vendor, ...		
Any other consideration		

CHAD 22/10/99

9 Give full particulars in the form of the following table, of the property which is the subject of the sale, showing in detail how the total purchase price is apportioned between the respective heads:

	£
Legal estates in freehold property and fixed plant and machinery and other fixtures thereon*	
Legal estates in leasehold property*	
Fixed plant and machinery on leasehold property (including tenants', trade and other fixtures)	
Equitable interests in freehold or leasehold property*	
Loose plant and machinery, stock-in-trade and other chattels (plant and machinery should not be included under this head unless it was in actual state of severance on the date of the sale)	
Goods, wares and merchandise subject to hire purchase or other agreements (written down value)......................................	
Goodwill and benefit of contracts...	
Patents, designs, trademarks, licences, copyrights, etc. Book and other debts	
Cash in hand and at bank on current account, bills, notes, etc	
Cash on deposit at bank or elsewhere	
Shares, debentures and other investments	
Other property	750,000
	750,000

Signed *Fergus Wong* Designation‡ *Director* Date 28/01/2003

Certificate of value§

It is certified that the transaction effected by the contract does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £

Signed   Date

Signed   Date

Page 3

CHAD 22/10/99

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX ED303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue – Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the allotment of shares. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Street
Edinburgh EH1 2EB

DX: 235 Edinburgh

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number `3508592`

Company Name in full `REGEN THERAPEUTICS PLC`

	Day	Month	Year		Day	Month	Year
Date of appointment	1 0	1 2	2 0 0 2	†Date of Birth	2 0	0 5	1 9 5 6

Appointment form

Appointment as director ✓ **as secretary** [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

Style / Title [ ] *Honours etc* [ ]

Forename(s) `TIMOTHY SIMON`

Surname `SHILTON`

Previous Forename(s) `—` Previous Surname(s) `—`

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

†† **Usual residential address** `THE STABLES, CAXTON PLACE, COURT LANE`

Post town `HADLOW` Postcode `TN11 OJU`

County / Region `KENT` Country `UK`

†Nationality `BRITISH` †Business occupation `DEVELOPMENT DIRECTOR`

†Other directorships (additional space overleaf) `CAXTON PLACE HERITAGE LTD`

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date `11 12 02`

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date `11/12/02`

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to...

`NORMAN LOTT`

Tel `020 7907 0910`

X number   DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

† Directors only.   †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
 - for a married woman, the name by which she was known before marriage need not be given.
 - for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
 - dormant
 - a parent company which wholly owned the company making the return, or
 - another wholly owned subsidiary of the same parent company.

BDO Stoy Hayward
Chartered Accountants

DX 9025 West End W1
Web site: www.bdo.co.uk

RECEIVED

2004 SEP 29 P 1: 45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Private and Confidential

The Directors
ReGen Therapeutics plc
Suite 406
Langham House
29-30 Margaret Street
London
W1W 8SA

22 December 2003

Our ref: LG1/AJW/res/P

Dear Sirs

Notice of resignation as auditors of ReGen Therapeutics plc (Company Number 3508592)

In accordance with Section 392 of the Companies Act 1985, we hereby give notice of our resignation as auditors of ReGen Therapeutics plc with effect from 31 December 2003.

In accordance with Section 394 of the Companies Act 1985, we are pleased to confirm that there are no circumstances connected with our resignation which we consider should be brought to the attention of the members or creditors of the company.

Yours faithfully

BDO Stoy Hayward

LG1/res/AJW
g:\office97\woodhw\helwyn\llp\resignation2.doc

LUZ
COMPANIES HOUSE   31/12/03

A list of partners' names is open to inspection
at the above address

BDO Stoy Hayward is authorised and regulated by the
Financial Services Authority to conduct investment business

BDO Stoy Hayward firms operate from offices across the United Kingdom

Companies House
— for the record —

Change in situation or address of Registered Office

Please complete in typescript,
or in bold black capitals.
CHWP000

Company Number	03508592
Company Name in full	ReGen Therapeutics Plc

OFFICE OF INTERNATIONAL CORPORATE FINANCE
2004 SEP 29 P 1:45
RECEIVED

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	8 Baker Street
	London
Post town	
County / Region	UK
Postcode	W1U 3LL

Signed *(signature)* **Date** 14 / 5 / 2003

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Hale and Dorr
Alder Castle, 10 Noble Street
London EC2V   Tel

DX number	DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

A22
COMPANIES HOUSE   16/05/03

Form revised June 1998

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about its contents, you should consult a person authorised under the Financial Services Act 1986 who specialises in advising on the acquisition of shares and other securities.

This document does not constitute an offer to sell, or the solicitation of an offer to buy Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful and, in particular, is not for distribution into the United States, Canada, Australia or Japan. The Ordinary Shares have not been and will not be registered under the applicable securities laws of the United States, Canada, Australia or Japan and, subject to certain exceptions, may not be offered or sold within the United States, Canada, Australia or Japan or to any national, resident or citizen of the United States, Canada, Australia or Japan. The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction. Your attention is also drawn to the Section headed "Overseas Subscribers" in Part IX of this document.

A copy of this document (which comprises a prospectus drawn up in accordance with Chapter 16 of the AIM Rules and the POS Regulations) has been delivered to the Registrar of Companies in England and Wales for registration in accordance with regulation 4(2) of the POS Regulations. To the best of the knowledge of the directors of the Company, whose names appear on page 4 of this document, the information contained in this document is in accordance with the facts and there is no omission likely to affect the import of such information. All such directors accept responsibility accordingly.

Deloitte & Touche Corporate Finance, a division of Deloitte & Touche, which is regulated by the Institute of Chartered Accountants in England and Wales, is acting as nominated adviser to the Company and Hoodless Brennan & Partners Plc, which is a member of the London Stock Exchange and is regulated by The Securities and Futures Authority Limited, is acting as nominated broker to the Company. Neither Deloitte & Touche Corporate Finance nor Hoodless Brennan & Partners Plc will be responsible to anyone other than the Company for providing the protections afforded to clients of Deloitte & Touche Corporate Finance or Hoodless Brennan & Partners Plc or for advising any other persons on the transactions and arrangements proposed in this document.

Application will be made for the whole of the ordinary share capital of the Company in issue to be admitted to trading on the Alternative Investment Market of the London Stock Exchange. AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk than that associated with established companies tends to be attached. A prospective investor should be aware of the potential risks in investing in such companies and should make the decision to invest only after careful consideration and consultation with his or her own independent financial adviser.

The AIM Rules are less demanding than those of the Official List. It is emphasised that no application is being made for admission of the ordinary share capital of the Company to the Official List. Further, the London Stock Exchange has not itself approved the contents of this document.

An investment in the Company is highly speculative, involves a high degree of risk and may result in the loss of the entire investment. Your attention is drawn to the Section entitled "Risk Factors" in Part II of this document.

REGEN THERAPEUTICS PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 3508592)

Placing of 15,178,571 ordinary shares of 5p each

and

Offer for Subscription of up to 2,678,571 ordinary shares of 5p each

both at 28p per share

and

Admission to trading on AIM

Nominated Adviser
Deloitte & Touche Corporate Finance
Nominated Broker
Hoodless Brennan & Partners Plc

The following table shows the authorised and issued share capital of the Company as it is expected to be immediately following the Placing and Offer, assuming maximum subscription, and admission to trading on AIM:

Authorised		Issued and fully paid	
Number of Ordinary Shares	£	Number of Ordinary Shares	£
700,000,000	35,000,000	51,538,441	2,576,922

The subscription list for the Offer will open at 10.00 a.m. on 26 February 2000 and may be closed at any time thereafter, but not later than 3.00 p.m. on 21 March 2000 unless this deadline is extended by the Directors. Application Forms should be completed by Subscribers wishing to acquire Ordinary Shares under the Offer and returned with the appropriate remittance by hand or post to the offices of New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive as soon as possible but, in any event, not later than 3.00 p.m. on 21 March 2000 unless this deadline is extended by the Directors. The procedure for application is set out in Part IX of this document and on the Application Form. The Offer has not been underwritten or guaranteed.

Contents

Key Information

The following information has been derived from and should be read in conjunction with the full text of this document.

The Group

The Company is developing a therapy for Alzheimer's disease.

The Company has commenced a 90 patient clinical trial in Poland. This is being monitored by Rentschler Biotechnologie GmbH & Co. KG, a substantial shareholder in the Company which has a long history of involvement in the research and production of interferons, and which also has experience in the development of biotechnological products. It is anticipated that the results of the trial will be available later this year.

The Company's therapy is based on Colostrinin, which is a natural product first isolated by scientists of the Ludwik Hirszfield Institute of Immunology and Experimental Therapy, Polish Academy of Sciences, in Poland. Initial limited clinical trials conducted in Poland have shown Colostrinin to have good therapeutic effect, with a significant percentage of patients treated showing stabilisation, and in some cases, improvement over a period of several years.

The Company is seeking to take Colostrinin through the current clinical trials and then to realise the full value of the product by entering into licence agreements at an appropriate stage of development.

Details of the Placing and Offer

The Company proposes to raise up to £5 million, before expenses, by way of an issue of Ordinary Shares pursuant to the Placing and Offer at a price of 28 pence per Ordinary Share. The monies will be used to finance the current clinical trials and to fund further research and development of Colostrinin as a therapy for certain diseases, primarily Alzheimer's disease.

The Placing to certain institutional and other investors is on a firm basis (subject, *inter alia*, to Admission) and will raise £4.25 million, before expenses.

Subscribers under the Offer will participate in the fundraising at the same issue price applicable to the institutional and other investors under the Placing. Assuming full subscription, the Offer will raise £0.75 million, before expenses. The procedure for application for Ordinary Shares under the Offer is set out in Part IX of this document. Neither the Placing nor the Offer is being underwritten.

An Extraordinary General Meeting is being convened for 10.00 a.m. on 22 March 2000 at which resolutions will be proposed to, *inter alia*, enable the Placing and Offer to be completed.

Directors and Company Secretary

Percy Lomax BSc (Econ), *(Executive Chairman)*
Michael Harvey MSc, *(Managing Director)*
Malcolm Beveridge, Solicitor, *(Executive Deputy Chairman and Company Secretary)*
Jerzy Georgiades MD PhD, *(Executive Director and Chief Scientific Officer)*
Norman Lott BSc ACA, *(Finance Director)*
Keith Corbin ACIB, *(Non-executive Director)*
David Gration FRPharmS, *(Non-executive Director)*

all of 88 Kingsway, London, WC2B 6AA

Wieland Wolf PhD, *(Executive Technical and Research Director)*
Friedrich Rentschler PhD, *(Non-executive Director)*

both of Mittelstrasse 18, D-88471, Laupheim, Germany

Advisers

Nominated Adviser	*Nominated Broker*	*Solicitors to the issue*
Deloitte & Touche Corporate Finance	Hoodless Brennan & Partners Plc	CMS Cameron McKenna
Colmore Gate	40 Marsh Wall	Mitre House
2 Colmore Row	Docklands	160 Aldersgate Street
Birmingham	London	London
B3 2BN	E14 9TP	EC1A 4DD

Auditors	*Reporting Accountants*	*Registrars and Receiving Agent*
BDO Stoy Hayward	MRI Moores Rowland	IRG plc
Chartered Accountants and	*Chartered Accountants and*	Bourne House
Registered Auditors	*Registered Auditors*	34 Beckenham Road
8 Baker Street	Mitre House	Beckenham
London	177 Regent Street	Kent
W1M 1DA	London	BR3 4TH
	W1R 8BB	

Solicitors to the Company
Brobeck Hale and Dorr
Hasilwood House
60 Bishopsgate
London
EC2N 4AJ

Expected Timetable of Events

Latest time and date for receipt of cleared funds from Placees	3.00 p.m. on 17 March 2000
Latest time and date for receipt of Application Forms and payment in full under the Offer	3.00 p.m. on 21 March 2000
Extraordinary General Meeting	10.00 a.m. on 22 March 2000
Announcement of results of the Placing and Offer	23 March 2000
Dealings commence on AIM	24 March 2000
Definitive share certificates despatched	by 30 March 2000

Placing and Offer Statistics

(assuming full subscription under the Offer)

Number of Ordinary Shares to be offered in the Placing	15,178,571
Number of Ordinary Shares to be offered in the Offer	2,678,571
Offer Price	28 pence
Market capitalisation at the Offer Price	£14,430,763
Net proceeds of the Placing and Offer receivable by the Company	£4,500,000
Number of Ordinary Shares in issue following the Placing and Offer	51,538,441
Percentage of Enlarged Share Capital represented by the Ordinary Shares issued pursuant to the Placing and the Offer	34.65%
Percentage of Enlarged Share Capital represented by options over Ordinary Shares (on a fully diluted basis, excluding the option agreement referred to in paragraph 8(a)(v) of Part VIII)	4.00%

Definitions

The following definitions apply throughout this document and the Application Form, unless the context requires otherwise:

Act	the Companies Act 1985, as amended
Admission	Admission of the issued Ordinary Shares to trading on AIM
AIM	the Alternative Investment Market of the London Stock Exchange
AIM Rules	Chapter 16 of the rules of the London Stock Exchange
Application Form	the application form attached to this document
Australia	the Commonwealth of Australia, its states or territories or possessions
Board or Directors	the directors of the Company
Canada	Canada, its territories and possessions and all other areas subject to its jurisdiction
CISCO	the City Group for Small Companies
Company or ReGen	ReGen Therapeutics Plc
CREST	the relevant system (as defined in the Uncertificated Securities Regulations 1995 (SI 1995 No 95/3272)) in respect of which CRESTCo Limited is the Operator, as defined in such regulations
EGM	the extraordinary general meeting of the Company to be held at 10.00 am on 22 March 2000 (including any adjournment thereof) at 88 Kingsway, London, WC2B 6AA
EMEA	the European Medicines Evaluation Agency
Enlarged Share Capital	the issued ordinary share capital of the Company as enlarged by the Placing and Offer
FDA	the Food and Drug Administration of the USA
Georgiades Biotech	Georgiades Biotech Limited, a company incorporated in the British Virgin Islands under number 2448253, a wholly owned subsidiary of Georgiades Foundation
Georgiades Foundation	The Georgiades Foundation Limited, a company incorporated in the British Virgin Islands under number 236418, a subsidiary of the Company
Group	the Company and the Subsidiaries
London Stock Exchange	London Stock Exchange Limited
OFEX	a share dealing facility established by J P Jenkins Limited.
Offer	the offer to subscribe for up to 2,678,571 Ordinary Shares on the terms and conditions set out in Part IX of this document and the Application Form
Offer Price	28 pence per Ordinary Share offered pursuant to the Placing and the Offer
Official List	the Official List of the London Stock Exchange
Ordinary Shares	the ordinary shares of 5p each in the capital of the Company

Overseas Subscribers	Subscribers who are resident in, or citizens of, countries other than the United Kingdom
PCT	the Patent Cooperation Treaty
Placees	the purchasers of Placing Shares pursuant to the Placing
Placing	the placing of 15,178,571 Ordinary Shares by the Company
Polish Institute	The Ludwik Hirszfeld Institute of Immunology and Experimental Therapy, Polish Academy of Sciences in Wroclaw, Poland
POS Regulations	Public Offers of Securities Regulations 1995
Receiving Agent	IRG Plc of Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH
ReGen Biotech	ReGen Biotech Limited, a company registered in England and Wales number 3500155, a wholly owned subsidiary of Georgiades Foundation
Rentschler	Rentschler Biotechnologie GmbH & Co. KG, Mittelstrasse 18, D-88471, Laupheim, Germany or any associated company as the case may be
Resolutions	the special resolutions to be proposed at the EGM and as detailed in paragraph 1(e) of Part VIII of this document
Share Option Scheme	the ReGen Unapproved Executive Share Option Scheme proposed to be adopted at the EGM
Sponsorship Agreement	the sponsorship and placing agreement detailed in paragraph 7 of Part VIII of this document
Subscribers	subscribers who subscribe for Ordinary Shares under the Offer
Subsidiaries	Georgiades Biotech, Georgiades Foundation and ReGen Biotech
United States or USA	United States of America, its territories and possessions, any state of the United States and the District of Columbia
UTMB	the University of Texas Medical Branch (Galveston, Texas)

A glossary of scientific terms is set out on pages 8 to 9.

Glossary

AChE inhibitor	a substance that represses and/or prevents the enzyme, acetylcholinesterase, breaking down the acetylcholine in the synaptic cleft (the space between neurons). Acetylcholinesterase is required for the proper functioning of the central nervous system
Alzheimer's disease	Senile Dementia, Alzheimer's Type, commonly known as Alzheimer's disease and characterised by the gradual onset and progressive decline of cognitive functions and impairment of memory
amyloid beta	a protein found in large amounts in the plaques characteristic of Alzheimer's disease
amyloid beta pre-cursor protein	a starch-like protein inserted into the cell's outer surface
antiviral	a substance that may inhibit the harmful effects of viruses
autoimmune diseases	conditions in which the immune system is turned against apparently normal tissues (e.g, connective tissue and cartilages) or organs (e.g, liver) for no apparent reason
Colostrinin	the name and mark used to designate a proline-rich polypeptide complex first isolated from ovine colostrum
colostrum	the first portion of mammalian milk secreted in the first few hours after birth of the off-spring. Colostrum has properties different to those of the milk which it precedes
cytokines	substances produced by a wide variety of cells within the body including lymphocytes, monocytes, endothelial cells and fibroblasts. The activation or inhibition of the immune system is mainly regulated by the ordered production of cytokines, which are of a wide number and variety. The cytokine products of one cell may influence the cell itself or cells in close proximity as well as exerting more distant systemic effects
cytotoxic	toxic to cells
dementia	a generally progressive and irreversible impairment of the intellect
double blind, placebo control	a type of clinical investigation where neither the investigator nor the patient knows whether they are using an active or non-active ingredient in their treatment
endothelial cells	the cells that line blood vessels. They are both a source of, and target for, a range of cytokines
free radical	a chemically active atom or molecular fragment containing a chemical charge due to an excess or deficient number of electrons. Radicals seek to receive or release electrons in order to achieve a more stable configuration, a process that can damage the large molecules within cells
Good Clinical Practice	a standard by which clinical trials are designed, implemented and reported so that there is public assurance that the data are credible and that the rights, integrity and confidentiality of subjects are protected
Good Laboratory Practice	a standard by which laboratory studies are designed, implemented and reported so that there is public assurance that the results are correct and that the experiment can be reproduced exactly any time in the future
Good Manufacturing Practice	a part of the pharmaceutical quality assurance which ensures that products are consistently produced and controlled to the quality standards appropriate for their intended use and as required by the product specification

8

growth factors	cytokines responsible for cell differentiation and replication
heterogeneous disease	a disease that is the consequence of more than one molecular mechanism and therefore may require more than one therapeutic strategy
IFN Gamma	one of the cytokines from the interferon family
immune system	the principal defence system of the human body against invasion by infectious organisms
immunomodulating	changing the host immune responses
immunoregulators	a group of agents regulating immune reactions
immunostimulant	a substance that stimulates the immune system
interferons	a family of cytokines that render cells resistant to viral infection; this family consists of interferons alpha, beta, gamma, omega or tau and can affect different functions of the communication network of the human body
lymphocytes	cells instrumental in regulating the immune system. Lymphocytes may be derived from bone marrow (called T-lymphocytes) or other (non-marrow) sites (termed B-lymphocytes)
macrophages	cells found within the blood that are also instrumental in regulating the immune system
Morris Water Maze	apparatus used for studies on animal memory
neutrophils	cells that play specific roles in mediating inflammatory responses that may result from immune-mediated reactions
nootropic	a group of drugs that can enhance neuronal function and blood flow particularly under conditions of metabolic stress
open label studies	a type of clinical investigation where both patient and attending physician know what type of medication is used in the treatment
ovine	pertaining to sheep
pathophysiology	the study of the effect of pathological changes on the normal physiological processes
peptides	compounds similar to proteins but smaller (usually not more than 50 amino acids)
plaque	a microscopic structure found in small quantities in the brains of normal older people and in large amounts in the brains of those with Alzheimer's disease. It consists of a dense core of amyloid beta surrounded by degenerating cell fragments and evidence of inflammation
polypeptides	the product of the joining of many amino acids or peptides
proline	one of the amino acids present in a protein
protein fibrils	tangled masses of paired helical filaments seen in the brains of individuals with Alzheimer's disease
proteins	components essential for, and made by, all living cells consisting of linked amino acids (usually more than 50 amino acids)
recombinant Colostrinin	Colostrinin, genetically engineered and synthetically produced by implanting the appropriate genes in cells
tumour necrosis factor	a broadly acting cytokine that can cause a toxic reaction by induction, e.g, fever, and may induce the synthesis of other cytokines

9

INFORMATION ON THE GROUP

Introduction

ReGen is developing a therapy for Alzheimer's disease and proposes to raise up to £5 million, before expenses, through the Placing and Offer.

15,178,571 Ordinary Shares are being conditionally placed today with institutional and other investors at a price of 28 pence per Ordinary Share. The Placing to these investors is on a firm basis (subject to Admission) and will raise £4.25 million, before expenses.

In addition, investors are also being offered to subscribe for up to 2,678,571 Ordinary Shares at a price of 28 pence per Ordinary Share. If fully subscribed, this will raise £0.75 million before expenses. In the event that the Offer is oversubscribed, preference will be given to existing shareholders who have not participated in the Placing.

Certain Directors and shareholders associated with them have entered into firm commitments to subscribe for an aggregate of 12,000 Ordinary Shares under the Placing representing 0.07 per cent. of the maximum number of Ordinary Shares that are the subject of the Placing and Offer.

Application will be made for the Enlarged Share Capital of the Company to be admitted to trading on AIM. Upon Admission, the Company's shares, which are currently suspended from trading on OFEX, will cease to be traded on that market.

The Placing and Offer is conditional on, *inter alia*, shareholder approval, but the Offer is not subject to the raising of a minimum amount as sufficient funds are being raised pursuant to the Placing.

Background

In 1995, the Polish Institute carried out a double blind, placebo controlled trial of Colostrinin on 46 patients showing symptoms of Alzheimer's disease. Statistical analysis of the trial results have shown Colostrinin to be therapeutically effective. Subsequent to the completion of these tests, further monitoring has shown that, over several years, a significant percentage of patients treated with Colostrinin have continued to be stabilised and have shown no further disease progression.

In October 1998, the Company acquired the Georgiades Foundation and its subsidiaries ReGen Biotech and Georgiades Biotech the latter of which, in 1997, acquired the intellectual property rights to Colostrinin from its inventors and the Polish Institute.

In November 1998, the Company raised £1.45 million, before expenses, in order to fund the development of the therapeutic potential of Colostrinin. In December 1998, the Company's shares were admitted to trading on OFEX. In November 1999, a further £0.3 million was raised by placing an additional 1.6 million shares.

The Company commenced a double blind placebo control, 90 patient trial in Poland in November 1999. This trial, which is expected to continue into Autumn 2000, is being supervised by Rentschler, a German drug company and shareholder in the Company.

In January 2000, the Company filed a provisional patent application in respect of certain peptide sections, which have been identified in Colostrinin and have demonstrated in mouse models a propensity to dissolve the amyloid beta plaques which are a characteristic of Alzheimer's disease.

The Board believes that, if the current clinical trials are successful, the Company will be well placed to negotiate attractive licensing agreements.

The Business of ReGen

Colostrum and Colostrinin

Colostrum is mammals' first milk after the birth of offspring and has immunomodulatory functions that protect a newborn against a variety of diseases.

In the human body, the central nervous system, cytokines and hormones form a signalling network which regulates the functions of all living cells. Cytokines in mammals are peptides produced by a wide variety of cells which modulate the immune system. Recently, cytokines were found to have application in the therapy of chronic diseases and they are now used in the treatment of certain clinical conditions.

It is generally understood that the various factors present in colostrum play a pivotal role in transmitting passive and active immunity from mother to child. Evidence suggests that the immune elements in mammals' colostrum are composed not only of energy providing elements but also of directly acting anti-microbial and anti-inflammatory factors and immunoregulators, including certain cytokines. Immune elements, such as gamma globulin and lactoferrin, present in mammalian colostrum have been shown to be active against certain human and animal diseases.

Colostrinin is a proline-rich polypeptide complex isolated from ovine colostrum in 1974 by a group of scientists working in the Polish Institute. It has been found that ovine Colostrinin induces certain cytokines, and may have therapeutic value as an immunostimulant.

Colostrinin has also been shown to improve the spatial learning and incidental memory abilities of old rats. A study had been performed in which two populations of young and older rats were introduced to the Morris Water Maze and their performance in locating a submerged platform was measured for populations having taken Colostrinin. A marked improvement in the performance of older rats was observed after they had been given Colostrinin. It has also been shown in mouse models to modulate immunological response.

Colostrinin and Alzheimer's disease

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit, and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, they become less resistant to infections and other illnesses, which are often the actual cause of death.

Alzheimer's disease is now viewed as a heterogeneous disease with different subtypes. The heterogenecity of the disease suggests that a variety of drug therapies and strategies will be required to make an impact on the pathophysiology of Alzheimer's disease. To date AChE inhibitors have been the most widely explored potential treatment for Alzheimer's disease, but although a number of drugs have been launched, this family of drugs in general has given only modest benefit to patients.

An alternative approach has been pursued by the Polish Institute and the Group. Alzheimer's disease is characterised by the accumulation of abnormal protein fibrils, including senile plaques, and selective neuronal loss in the central nervous system. The primary components of senile plaques are insoluble aggregates of a peptide, called amyloid beta. In addition, an abnormal level of iron is witnessed in the brains of Alzheimer's disease patients. This is thought to be oxidised in the brain, giving rise to free radicals which then go on to destroy carbohydrates.

In laboratory trials, Colostrinin has been shown to:

● promote the scavenging of free radicals in brain tissue;

● induce IFN Gamma which inhibits the transfer of amyloid beta pre-cursor proteins;

● promote the differentiation and regeneration of human brain cells; and

● dissolve amyloid beta plaques.

Based on this laboratory data and the clinical trials discussed below, the Board believes that Colostrinin offers a new and effective therapy for Alzheimer's disease and the Company is continuing to undertake further research to define the nature of these processes.

Part V of this document contains a report on the properties and therapeutic potential of Colostrinin written by PharmaVentures Limited. This report should be read in its entirety by potential investors in the Company.

The work of the Polish Institute

Since 1974, a team of scientists from the Polish Institute has been investigating the properties of Colostrinin.

These scientists have identified a method for the extraction of Colostrinin from ovine colostrum. More recently, they have also worked on the design of a therapy using Colostrinin which appears effective in the treatment of Alzheimer's disease. As described in this document, the Polish Institute filed patent applications to protect this invention. The Polish Institute has registered the name Colostrinin as a trade mark in Poland.

In October 1997, the Group acquired the rights and title to the patents filed by the Polish Institute as well as rights to know-how and documentation relating to the development of Colostrinin and its Polish trademark.

Clinical trials and drug registration

Tests and trials undertaken at the Polish Institute indicate that the therapy using Colostrinin benefits patients suffering from Alzheimer's disease in the longer term. Other treatments currently available demonstrate only a modest and temporary benefit. In addition, Colostrinin has shown no significant side effects.

In January 1995, a double blind, placebo control trial was started by the Polish Institute in a psychiatric clinic in Poland, involving 46 patients suffering from varying degrees of Alzheimer's disease. The result for those treated with Colostrinin indicated a significant efficacy in stabilising or improving patients' cognitive functions, social functions (enhanced mood and drive) and, more importantly, in their short term memory capability.

The Polish Institute continued to monitor 14 of the patients who were treated with Colostrinin in the original trial, for a period of more than four years in an open label study. Of these patients, 10 revealed a lack of disease progression and, in some cases, an improvement in their condition. Another 36 patients have also been treated with Colostrinin for between six months and two and a half years and, of the 31 of these patients who have been assessed, the clinical condition of 21 patients has been stabilised or improved.

None of those patients who have continued under observation have died or suffered any major adverse reaction to the Colostrinin therapy.

In November 1999, the Company entered into a 90 patient, double blind placebo control trial converting to an open label trial after 3 monthly treatment cycles by which time the Company expects that there should be sufficient evidence that those patients receiving Colostrinin are better off than those receiving the placebo.

If the current Polish trials are successful, the Company believes that it should have sufficient data to secure attractive licensing agreements, notwithstanding that further trials are likely to be required before an application for a product licence is filed with the EMEA, with individual European registration bodies, or the FDA.

Most major markets in the world have strict regulations and procedures relating to the production and sale of pharmaceutical products. The process of obtaining official registration to sell such products can be long and expensive. The Colostrinin therapy, however, has been invented, developed and trialed in Poland. Given the extent of the development work in Poland, the Board believes that faster registration may be obtained there and intends to seek the support of the Polish government in promoting Colostrinin. To facilitate this, an independent drug registration expert was appointed in Warsaw during 1998. The Board believes that this may enhance the value of Colostrinin to a prospective licensee.

Part VII contains a non-exhaustive summary of the process for drug approval.

Market Analysis

The Alzheimer's disease "timebomb" and the cost of caring

Alzheimer's disease, or pre-senile dementia, is characterised by gradual onset with a progressive loss of memory and cognitive function, resulting from the degeneration of neurones in the brain. The European Dementia Consortium states that Alzheimer's disease occurs in 3.1% of 70-79 year olds, rising to 10.8% of 80-89 year olds.

It is currently estimated that there are already over ten million Alzheimer's disease sufferers in the USA, Europe and Japan. Demographic trends predict a dramatic increase in the number of people living to the age of 80 years and beyond by the middle of the twenty first century. On the basis of current estimates of the incidence of Alzheimer's disease in the population, the number of sufferers globally could well increase significantly. Taking into account demographic changes in Japan, other Asian countries and the Americas, the global figure for Alzheimer's disease patients may exceed 100 million by the middle of this century.

According to the US Alzheimer's Association, Alzheimer's disease in the USA is the third most expensive disease after heart disease and cancer in terms of the cost to society, and is estimated to cost more than US$100 billion annually, with a lifetime cost-per-patient of over US$170,000.

The world market for Alzheimer's disease treatments is estimated to be worth over US$5 billion.

The Company estimates that the cost of treatment with Colostrinin will be competitive with existing therapies.

Other applications for Colostrinin

The major part of the development of the Colostrinin therapy has been concentrated on the treatment of Alzheimer's disease. The Company is pursuing and sponsoring research into potential applications for the treatment of other diseases and disorders.

Agreement with Rentschler

The Rentschler group of companies was founded in 1927 and has a long history of involvement in the field of immunology. Its experience in biotechnological development is particularly suitable to the Group's requirements. Its laboratories in Laupheim, Germany, maintain Good Clinical Practice, Good Laboratory Practice and Good Manufacturing Practice and observe the regulations necessary to qualify for and to maintain European Union certification.

In June 1997, clinical specialists from Rentschler visited Poland to assess the clinical data made available to them and they concluded that the therapy showed considerable efficacy. Rentschler has entered into a deed of collaboration with the Group to develop a commercial application of the therapy.

Rentschler is monitoring the conduct of the current clinical trials in Poland and, additionally, is working with the Group on the design of a scaled up production process for Colostrinin.

Rentschler has Ordinary Shares equal to 19.05 per cent. of the current issued share capital of the Company and is entitled to appoint three directors to the board of the Company. Upon the issue of a marketing authorisation from the EMEA for the sale of Colostrinin as a pharmaceutical product, Rentschler will be entitled to be issued with Ordinary Shares equal to five per cent. of the then issued share capital of the Company. Details of the agreements with Rentschler are set out in paragraph 8(a)(iii) and 8(a)(v) of Part VIII of this document.

Collaboration with the University of Texas Medical Branch

In 1998, the Company identified the University of Texas Medical Branch at Galveston, Texas as a prominent research centre in the field of immunomodulators. As a result, the Company entered into a research arrangement with UTMB whereby UTMB was to provide research assistance to identify the biological significance of the various peptides comprising Colostrinin. The collaboration with UTMB led to findings which the Company considers important with respect to the further understanding of Colostrinin and the development of a drug therapy for Alzheimer's disease. The research has also provided some basic data with respect to the use of Colostrinin in connection with other diseases and conditions.

During the course of February 2000, the Company formalised its relationship with UTMB by concluding a five year sponsored research program agreement with them. Under the terms of this agreement, the Company is sponsoring further research to investigate the biological functions of Colostrinin. At the same time, UTMB also entered into a licence agreement with the Company granting to the Company worldwide exclusive rights in the field of human prescription and non-prescription therapeutics that could be developed based on the work on Colostrinin performed by UTMB.

Production of Colostrinin

Colostrinin is derived from ovine colostrum. Suitable ewes are milked of their colostrum on the day of lambing. Each ewe can be expected to provide approximately one to two litres of colostrum per day, of which half is fed to its lamb and the other half collected by the Company for purification into Colostrinin.

On the basis of current production, one litre of ewe's colostrum would be sufficient to treat approximately 8 patients for one year.

The Company has sufficient stocks of Colostrinin for the current clinical trial in Poland and the Directors believe that larger quantities of colostrum will be available to the Company, when required.

The Company intends to establish a small scale production facility in Poland to enable patients to be treated beyond the end of the current clinical trials. At the same time, it will continue to develop the design of a large scale manufacturing process.

Intellectual property rights

Colostrinin

The Polish Institute and Georgiades Biotech, a subsidiary of the Company, are joint applicants in respect of one patent family relating to certain therapeutic uses of Colostrinin. The first part of this patent application family was filed in 1996 in Poland and, subsequently, corresponding patent applications were filed in all member states of the PCT as well as in South Africa and Argentina. As of the date of this document, all these patent applications are currently pending and no patents have been granted, except in South Africa, where a patent was granted in December 1999. The PCT application has now proceeded to its national phase. There are two main aspects to the invention claimed in these patent applications and the patent. In one aspect, Colostrinin is used to treat chronic disorders of the immune system. In another aspect, Colostrinin is used to treat chronic disorders of the central nervous system (which includes Alzheimer's disease).

Georgiades Biotech became joint owner of this patent family pursuant to an agreement between the Polish Institute and Georgiades Biotech concluded in October 1997. Georgiades Biotech will remain a joint owner of these patent applications with the Polish Institute until completion of certain payments by Georgiades Biotech to the Polish Institute and the inventors designated in the patent applications. Once these payments are completed, Georgiades Biotech will become the sole owner of these patent applications. Such payments are dependent on receipt of marketing authorisation for Colostrinin. All payments required to be made by Georgiades Biotech as of the date of this document have been made. In addition to claims related to Alzheimer's disease, the ex-PCT applications, the Argentinian application and the South African patent also have broad claims directed to the general therapeutic use of Colostrinin. These broad claims are not likely to be allowable in most countries because the use of Colostrinin to treat immune disorders in mice was known before the filing date of the Polish application in 1996. For this reason, it is to be expected that the claims of these applications will have to be narrowed during the process of examination and registration. This should not have any likely impact on the claims relating to Alzheimer's disease. An amended form of the claims was, however, allowed in South Africa, but without examination.

An International Preliminary Examination Report was issued by the European Patent Office in respect of the PCT application on 3 February 1999 and stated that the Examining Authority had not found in the prior art indication as to Colostrinin being of use in the treatment of diseases of the central nervous system and expressed the opinion that the claims directed to the use of Colostrinin to treat Alzheimer's disease appeared patentable. All the applications are following their normal examination process and, in a number of countries, some of the applications have yet to be examined.

Dietary Supplement

ReGen Biotech is the owner of a PCT patent application relating to a dietary supplement containing, amongst other constituents, Colostrinin. This patent application results from an application originally filed in 1998 by ReGen Biotech in the United Kingdom and, subsequently, of an application covering all Member States of the PCT. This application is currently pending and has yet to be examined.

Other Patent Applications

The Company is also pursuing, alone and with others, other patent applications which the Company believes will be of use to the Company in formulating therapies using Colostrinin to treat various disorders and to develop a recombinant form of Colostrinin. Recently the Company filed a provisional patent application in respect of certain peptide sections which have been identified in Colostrinin and have demonstrated in mouse models a propensity to dissolve the amyloid beta plaques which are believed to be a characteristic of Alzheimer's disease. As these patent applications have only been filed recently, the Company cannot make further statements as this could compromise the patentability of these inventions.

Investors should read the reports by A.A. Thornton & Co. on the intellectual property rights of the Company, set out in Part VI to this document, and the section entitled "Risk Factors" in Part II of this document.

Corporate Governance

The Directors acknowledge the importance of the guidelines set out in the Combined Code on Corporate Governance published by the London Stock Exchange and intend, insofar as is possible or practicable given the Company's size and purpose, to comply with the recommendations of CISCO.

A remuneration committee has been established and is comprised of the non-executive directors. It reviews the performance of executive directors and recommends the scale and structure of their remuneration and reviews the basis of their service agreements with due regard to the interests of shareholders. No director participates in decisions concerning his own remuneration.

An audit committee will be established when appropriate and will include non-executive directors.

Directors

The Executive Directors are:

Percy William Cecil Lomax BSc (Econ), (Aged 55)
(Executive Chairman)

Percy Lomax joined the commercial intelligence department of Allen & Hanbury's, part of the Glaxo Group, in July 1967 and has been involved in the drug industry since then, either as an adviser or an employee. He was stockbroker in August 1987 to the flotation of Medirace Plc which became Medeva Plc. As a healthcare analyst at Flemings he worked on the second fund raising for Wellcome in 1992. In 1995 he co-founded PolyMasc Pharmaceuticals Plc and was instrumental in its flotation in December of that year. In 1996 he advised on the rescue rights issue of Proteus Plc and the flotation of Oxford Biomedica Plc.

Malcolm Charles Rhett Beveridge, (Aged 49)
(Executive Deputy Chairman)

Malcolm Beveridge qualified as a solicitor in 1976. He joined Hextall Erskine & Co. in 1971 and worked there until 1980 when he formed Healy Beveridge. In 1982 he set up Beveridge & Co. He is now a partner in the firm Beveridge Milton specialising in commercial law. Malcolm Beveridge also jointly owns an investment company, C E Beveridge & Company Limited.

Michael John Harvey MSc, (Aged 50)
(Managing Director)

Michael Harvey graduated in 1972 from University College, London, where he had gained a MSc in biochemical engineering. He joined The Boots Company Plc in that year where he managed a range of manufacturing projects. In 1983 he joined the Glaxo Group as Production Manager of their largest secondary pharmaceutical production site. In 1986 he joined Celltech Group Plc as Director of Manufacturing. Since 1990, he has been with Medeva Pharma Ltd, the UK subsidiary of Medeva Plc and was Operations Director, UK Operations Director and latterly New Business Development Director.

Jerzy Alexander Georgiades MD Ph.D, (Aged 71)
(Executive Director and Chief Scientific Officer)

Dr Georgiades graduated in 1953 as a physician from the School of Medicine in Gdansk, Poland. He obtained the degree of Doctor in Medical Science in 1960 and the Degree of Docent in 1963 from the School of Medicine in Krakow, Poland. From 1963 to 1964 he was Rockefeller Fellow of the Department of Epidemiology and Public Health at Yale University School of Medicine, USA. Dr. Georgiades was assistant professor at the State Institute of Marine and Tropical Medicine, Gdansk, Poland 1953-1960, associate professor of the Department of Microbiology from 1960 to 1963, professor of Microbiology from 1964 to 1967 and from 1969 to 1970 at the Krakow College of Medicine, Krakow, Poland, visiting professor at the Institute of Medical Pathology, University of Naples, Italy from 1967 to 1969 and from 1970 to 1971, assistant professor of virology at the Department of Virology, University of Texas System, Cancer Centre, M D Anderson Hospital and Tumor Institute, Houston, Texas from 1971 to 1975, visiting professor at the Catholic University of Leuven, Belgium from 1976 to 1977 and research associate from 1977 to 1978, faculty associate from 1978 to 1980 and research associate professor from 1980 to 1981 at the Department of Microbiology, University of Texas Medical Branch, Galveston, Texas. Dr Georgiades was vice president of Science, Immuno Modulators Laboratories Inc from 1981 to 1987 and vice president of Science, Novaferon from 1988 to 1989. From 1990 to 1994 he was a consultant to Amarillo Cell Culture Company Inc. Dr Georgiades has been researching the properties of Colostrinin since 1995.

Norman Lott BSc ACA, (Aged 44)
(Finance Director)

Norman Lott qualified as a chartered accountant in 1980 whilst with Ernst & Whinney. In 1981 he joined Peat Marwick Mitchell & Company in their Hong Kong office. In 1984 he joined Stromberg (UK) Limited as financial controller. He left in July 1985 to join G&T Limited as financial controller and became financial director in February 1986. In March 1988 he joined Flowsave International Limited as finance director. In October 1990 he joined FTC Holdings PLC as UK finance director, where he had responsibility for strategic development and accounting functions for four UK companies. In December 1991 he became financial controller of Wolters Kluwer (UK) PLC. He was responsible for the finance function of two of this company's subsidiaries. In 1993 he joined Tiger Books International PLC as finance director and subsequently was appointed deputy managing director.

Wieland Walter Wolf Ph.D, (Aged 46)
(Executive Technical and Research Director)

Dr Wolf has a Ph.D in biology and philosophy from Paris Lodron University, Salzburg, Austria, from which he graduated in 1979. From 1977 to 1980, he was a research associate of the Austrian Academy of Sciences, Institute of Molecular Biology and was head of biological development at Bioferon Biochemische Substanzen GmbH from 1980 to 1989. He subsequently became director of production there. He joined Dr Rentschler Arzneimittel GmbH in 1993 as director of biotechnology.

The non-executive Directors are:

Keith Baden Corbin ACIB, (Aged 47)
(Non-executive Director)

Keith Corbin became an associate of the Chartered Institute of Bankers in 1976 and a member of the British Institute of Management in 1980. Between 1973 and 1979 he worked for Ansbacher (C.I.) Limited and was a director of the trust company subsidiary of that company. In 1979 he founded the Havelet Group and was, until 1997, Group Managing Director of Havelet Holdings Limited, an international financial services group. After a period working as an independent consultant for various financial service groups, he founded Larem Trustees Limited in 1999 and is the Group Chairman of Larem and its associated companies. He also serves as Chairman of a number of business representative bodies in Guernsey including the Guernsey International Business Association.

David Whitnall Gration FRPharmS, (Aged 60)
(Non-executive Director)

David Gration has over 30 years' experience in the pharmaceutical industry. He is currently the Non-executive Deputy Chairman, previously Executive Chairman, of Protherics plc, formerly Proteus International Plc. He has held senior positions at The Boots Company, Wyeth Laboratories, and Celltech Group. He currently holds three other non-executive directorships.

Friedrich Erwin Rentschler Ph.D, (Aged 67)
(Non-executive Director)

Dr Rentschler studied as a pharmacist in Tuebingen and finished his studies in 1956. He completed his Ph.D in 1962. Since 1959 he has been the majority shareholder and chairman of Dr Rentschler Arzneimittel GmbH. Since 1973 he has been a vice-president of the Chamber of Commerce Ulm and, since 1996, a board member of Bundesverband der Pharmazeutischen Industrie e.V.

Details of the service agreements of the Directors are set out in paragraph 3 of Part VIII of this document.

Dividend Policy

It is the intention of the Directors to commence payment of dividends as soon as the Company is able to do so, at a level commensurate with the Company's prevailing capital requirements.

Reasons for the Placing and Offer

The Ordinary Shares are being issued by the Company to raise approximately £4.5 million for the Company after expenses.

The proceeds of the Placing and Offer will be utilised to continue to finance the current clinical trials and to fund further research and development of Colostrinin as a therapy for certain diseases, primarily Alzheimer's disease.

Details of the Placing

The Company and its nominated broker and nominated adviser have arranged for 15,178,571 Ordinary Shares to be conditionally placed firm with institutional and other investors at the Offer Price pursuant to the Placing. The Placing will raise £4.25 million, before expenses, which exceeds the minimum amount which, in the opinion of the Directors, must be raised in order to provide the sums required in respect of each of the matters set out in Paragraph 21 of Schedule 1 of the POS Regulations. See paragraph 14 of Part VIII of this document.

The Ordinary Shares allotted pursuant to the Placing will, following allotment, rank *pari passu* in all respects with the Ordinary Shares of the Company now in issue.

Commissions will be payable by the Company to its nominated broker for procuring Placees and Subscribers pursuant to the Placing and the Offer. See the Section headed "Admission and Placing and Offer Agreements" in Part VIII of this document.

Details of the Offer

This document (including the Application Form) contains the formal terms and conditions on which Subscribers may subscribe for Ordinary Shares under the Offer. See Section headed "Procedure for Application and Payment" in Part IX of this document.

The Company is inviting Subscribers to subscribe for up to 2,678,571 Ordinary Shares at the Offer Price payable in full on application. If fully subscribed, this will raise £0.75 million, before expenses, for the Company.

Subscribers may apply for a minimum of 3,500 Ordinary Shares (£980) and thereafter in multiples of 500 Ordinary Shares. Applications must be made on the Application Form. Details of the procedure for application for Ordinary Shares are set out on pages 79 to 83 of this document.

In the event that the Offer is oversubscribed, preference will be given to existing shareholders who have not participated in the Placing but the Directors reserve the right to reject in whole or in part or to scale down any application for Ordinary Shares.

The Offer is conditional, *inter alia,* on (i) the passing of the Resolutions and (ii) Admission.

The Ordinary Shares allotted pursuant to the Offer will, following allotment, rank *pari passu* in all respects with the Ordinary Shares of the Company now in issue.

Admission to AIM

Application will be made for the Ordinary Shares to be traded on AIM. The Directors believe that admission of the Ordinary Shares to trading on AIM will improve the market profile and status of the Company, raise awareness of Colostrinin and provide access to additional capital in future years. Dealings are expected to commence on 24 March 2000 whereupon the Company will withdraw from OFEX.

Copies of this document will be available to the public, free of charge, from the Company at its principal place of business, 88 Kingsway, London WC2B 6AA and from the Company's nominated broker, Hoodless Brennan & Partners Plc, at 40 Marsh Wall, Docklands, London E14 9TP and the Company's nominated adviser, Deloitte & Touche Corporate Finance, at either Colmore Gate, 2 Colmore Row, Birmingham B3 2BN or at Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR for the period from the date of this document until 14 days after the date of Admission.

AIM is operated by the London Stock Exchange and is a market aimed particularly at small, young and growing companies. The rules of AIM are less demanding than those of the Official List.

The Company has appointed Deloitte & Touche Corporate Finance as the Company's nominated adviser and Hoodless Brennan & Partners Plc as the Company's nominated broker in respect of the application to trade on AIM.

Lock-up agreement and the model code

The Directors and certain other shareholders have undertaken not to sell any of their holdings of Ordinary Shares before the first anniversary of Admission except where a general or partial offer is made to all shareholders and in exceptional circumstances upon the prior written approval of Deloitte & Touche

17

Corporate Finance. Thereafter they have agreed that no more than one third of the shares held by them at Admission, excluding any shares acquired pursuant to the Placing or the Offer, may be sold in any twelve month period until the third anniversary of Admission. The shares subject to restrictions account for approximately 51 per cent. of the total Ordinary Shares in issue prior to the Placing and Offer.

The Directors have also adopted and will abide by the model code on directors' dealings in securities contained in the AIM Rules.

For further details of the lock-up agreement, see paragraph 7(c) of the Section headed "Admission and Placing and Offer Agreements" in Part VIII of this document.

Extraordinary General Meeting

At the EGM, the Resolutions will be proposed to authorise the Directors to, *inter alia*, allot the Ordinary Shares in connection with the Placing and Offer for the purposes of Section 80 of the Act and to disapply the statutory pre-emption rights set out in Section 89 of the Act to enable the Placing and Offer to proceed.

In addition, a resolution will be proposed at the EGM to adopt the Share Option Scheme.

The Resolutions are described in more detail in paragraph 1(e) of Part VIII of this document.

18

PART II

RISK FACTORS

The investment described in this document may not be suitable for all recipients of this document. Before making an investment decision, prospective investors are advised to consult an investment adviser authorised under the Financial Services Act 1986 who specialises in investments of this kind. A prospective investor should consider carefully whether an investment in the Company is suitable for him in the light of his personal circumstances and the financial resources available to him.

Early stage of development of ReGen products

Development and selling of new pharmaceutical products are subject to competitive, technological and market risks that are inherent in any such exercise and are higher than those associated with a product which has an established track record over a long period.

The Company has not yet completed the clinical development of Colostrinin as a therapy for any disease. Significant further investment may be required to undertake additional development and further laboratory and clinical testing.

Clinical trials

The Company cannot guarantee that the clinical trials currently being conducted in Poland will be conclusive. If the clinical trials were to prove inconclusive, this would have a material adverse effect on the Company.

Product testing and regulatory approval

The clinical evaluation, manufacture and marketing of Colostrinin and the ongoing research and development activities of the Company are subject to regulation by government and agencies in countries where the Company intends to test or market Colostrinin. The requirement in those countries to obtain and maintain regulatory approval for a product from the relevant authority to enable it to be marketed in those countries is essential. The evaluation of pre-clinical and clinical data relating to the quality, safety and efficacy of a product for its proposed use must be carried out. Many countries, including the countries of the European Union and the USA, have very high standards of technical and safety appraisal and, in those countries, the clinical trial process can be very lengthy. The time taken to obtain such approval in particular countries varies, but it can take several years from the date of application before approval is granted. There can be no assurance that Colostrinin will successfully complete the clinical trial process or that regulatory approvals to manufacture and market Colostrinin will ultimately be obtained.

In addition, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though Colostrinin may have been approved by another country's authority. If regulatory approval is obtained, the product and its manufacture are subject to continual review and there can be no assurance that such approval will not be withdrawn or restricted. Changes in applicable legislation, regulatory policies, the collection of colostrum and storing of Colostrinin, or the discovery of problems with Colostrinin or its manufacture, may result in the imposition of restrictions on the sale or use of Colostrinin or its manufacture and may otherwise have an adverse effect on the Company's business.

Continuing losses

The Company has not yet begun to generate revenues from Colostrinin and does not expect to generate revenues before the end of 2001. The Company can give no guarantee that it will ever achieve significant revenues or profitability.

Commercial agreements

There is no guarantee that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of Colostrinin.

19

Competition and competing products

The Company's competitors include major pharmaceutical, biotechnology and chemical companies with substantially greater resources than those of the Company. There is much research being conducted worldwide on Alzheimer's disease and there are a number of drug treatments specifically targeted at the disease currently under development. There is no assurance that competitors will not succeed in developing technologies and products that are more effective or economic than Colostrinin.

Intellectual property and patent protection

The commercial success of the Company depends in part on its ability and/or that of its licensees to obtain and maintain patent protection for Colostrinin in the markets of Poland, the European Union, the USA, South America, South Africa and Japan. Part VI contains a report on the intellectual property rights owned by the Group, their scope and patentability. The Company can give no assurance that existing patent applications will result in the grant of patents to the Company in any country or that the Company will develop future products which are patentable or that patents will be sufficiently wide in their scope to provide protection for Colostrinin and to exclude competitors with similar technology. Further, there can be no assurance that the Company and its collaborators' trade secrets and/or know-how can be maintained and that they will not be breached or otherwise become known in a manner which prejudices the Company.

Patent applications, in general, are not available for public inspection until 18 months after their date of priority and, in the USA, are not available to the public until a patent is granted. As such, the Company cannot be certain that its patent applications will not be subject to challenge from third parties which, for example, could have filed applications covering the subject matter of the Company's patent applications before the Company or its licensors.

The commercial success of the Company and its ability to sell Colostrinin and obtain drug approval will also depend on the non-infringement of patents granted to third parties. Competitors or potential competitors may have filed applications, or may have been granted, or may obtain, patents which may relate to products competitive with or related to Colostrinin. In this case, the Company may have to obtain appropriate licences under those patents and/or change certain of its activities or processes, or develop or obtain alternative technology. The Company has not, as at the date of this document, conducted full infringement or prior art searches. All of these factors may affect the revenue and profitability of the Company.

The Company engages, from time to time, in collaboration with academic researchers and institutions, including such researchers and institutions in Poland and the United States. There can be no assurance that under the terms of such collaborations or as a result of the effect of national law, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Product liability and insurance

The development, testing and marketing of pharmaceutical products entail a risk of product liability, and there can be no assurance that significant product liability claims will not be brought against the Company. The Company is currently exposed to potential product liability risks which are inherent in clinical trials, manufacturing, marketing and the use of human therapeutic products. Although the Company has taken out insurance in respect of the current clinical trial in Poland, it gives no assurance that the necessary insurance cover will be available to the Company in the future at an acceptable cost, if at all, or that, in the event of any claim, the level of insurance carried by the Company now or in the future will be adequate, or that a product liability or other claim would not materially and adversely affect its business.

Manufacturing

The Company's current supplies of Colostrinin have been produced from a limited scale production process. The Company has yet to design a satisfactory process to allow the manufacture of commercial quantities of Colostrinin on a consistent basis. If it fails to do so, acceptable sales levels may not be achievable. Alternatively, if the process finally adopted is different from that currently in use, the Company may be required to carry out bio-equivalency trials which could take a number of months or could prove to be inconclusive.

The Company has no manufacturing facilities. The Company is and will be dependent upon third parties for the manufacture of Colostrinin.

Pharmaceutical Pricing Environment

Governments and other third party buyers are attempting increasingly to contain health care costs by limiting both the coverage and the reimbursement for new therapeutic products. These developments may adversely affect the market acceptance and/or pricing of the Company's products.

Additional funds

The Directors believe that the net proceeds of the Placing meet the Company's current funding requirements. The Company cannot, however, give assurance that any further capital required to develop, *inter alia*, any application of Colostrinin will be available at the relevant time.

Share Price Volatility

The share price of publicly traded biotechnology and pharmaceutical companies can be highly volatile. The price of the shares is dependent upon a number of factors, some of which are company specific and some of which are sector specific. The Ordinary Shares are not listed on the London Stock Exchange and, although the Ordinary Shares are traded on AIM, this should not be taken as implying that there will be a "liquid" market for the Ordinary Shares. An investment in the Ordinary Shares may therefore, in certain circumstances, be difficult to realise. The value of the Ordinary Shares may go down as well as up.

New member of management team

The Company appointed its Managing Director in February 2000. He was recruited to fill a newly created position in response to the current requirements of the Company. Whilst the Company has exercised care in appointing him, there can be no assurance that his integration into the management team will be successful.

Dependence upon key personnel

Although the Company's future performance does not depend heavily on the continued services of any one Director or employee, the loss of any one of them could harm the business or cause delay in the plans of the Company whilst management time is directed to finding a suitable replacement. The board is aware of this position and is endeavouring to recruit additional personnel to mitigate this risk. The Company does not carry key-man insurance for any of its directors or employees but this position is being reviewed.

Research collaborators

If the Company does not maintain its relationship with the Polish Institute and other research collaborators, the development and eventual marketing of Colostrinin could be delayed. The Polish Institute originated the first patent application of the Company relating to Colostrinin. The Polish Institute has worked extensively on the formulation of Colostrinin to treat Alzheimer's disease and has considerable experience in investigating the properties of Colostrinin. It also carried out the original clinical trials with Colostrinin. This knowledge and experience is beneficial to the Company in future development of a therapy for Alzheimer's disease. Clinical trials currently being carried out in Poland by the Company involve key collaborators from Poland. The Company is also currently dependent on research that it sponsors in the USA at UTMB. The failure of any of these collaborators to perform could have a detrimental effect on the Company.

Miscellaneous

Your attention is also drawn to the risk factors highlighted in paragraph 4.7 of the Experts Report set out in Part V of this document.

ACCOUNTANTS' REPORT ON REGEN THERAPEUTICS PLC

The following is the text of a report on the financial information on the Company and its subsidiaries for the period since incorporation, received from MRI Moores Rowland, Chartered Accountants and Registered Auditors:

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA

 Moores Rowland

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

23 February 2000

Dear Sirs

1. Introduction

We report on the financial information set out below in connection with the Placing of 15,178,571 ordinary shares and Offer of up to 2,678,571 ordinary shares in ReGen Therapeutics Plc ('the Company") referred to in the Prospectus dated 23 February 2000 ("the Prospectus").

The financial information set out below is based on the audited financial statements of the Company and its subsidiaries ("the Group"), for the eleven month period ended 31 December 1998 and for the year ended 31 December 1999, and has been prepared on the basis set out in paragraph 2, after making such adjustments as we considered necessary.

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Company was incorporated on 11 February 1998 with the name Bigboom Plc, with an authorised share capital of £50,000. It changed its name to ReGen Therapeutics Plc on 18 May 1998.

The directors of the Company are responsible for the contents of the Prospectus in which this report is included. It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that obtained by us, relating to the audit of the financial statement of the Group and, where appropriate, evidence contained in the working papers of BDO Stoy Hayward. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information and whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Group as at 31 December 1998 and at 31 December 1999 and of the results of the Group for each of the two periods then ended.

We consent to the inclusion in the Prospectus of this report and accept responsibility for its contents.

2. Accounting policies

The financial information set out below has been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom. The principal accounting policies which have been applied in presenting the information in this report are set out below:

Basis of consolidation

The financial information includes the Company and all its subsidiary undertakings (from the date of acquisition where applicable). Intra group sales and profits are eliminated on consolidation.

Intangible fixed assets

Expenditure which is separately identifiable with the development of products is capitalised as an intangible fixed asset and will be amortised to the profit and loss account over the expected useful life of products from the point at which commercial production is expected to commence. The carrying value of product development expenditure is subject to an annual impairment review.

Tangible fixed assets and depreciation

Depreciation is provided at rates calculated to write off tangible assets over their useful working lives. It is calculated at the following rate:

Office equipment – 15% per annum on cost

Deferred taxation

Provision is made at appropriate rates of corporation tax for deferred liabilities arising from timing differences, except where the directors are of the opinion that the deferment is likely to continue.

Goodwill

Acquired goodwill is written off in equal annual instalments over its estimated useful economic life of 19 years.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the date ruling at the date of the transaction. All differences are taken to the profit and loss account.

3. Profit and loss accounts

	Notes	Year ended 31 December 1999 £'000	11 months ended 31 December 1998 £'000
Administrative expenses		562	273
Operating loss	(i)	562	273
Interest receivable	(ii)	(8)	(1)
Loss on ordinary activities before taxation		554	272
Taxation on loss on ordinary activities	(iv)	—	—
Loss on ordinary activities after taxation		554	272
Dividends		—	—
Retained loss for the period		554	272
Loss per share	(v)	1.71p	1.76p

All amounts relate to continuing activities.

All recognised gains and losses are included in the profit and loss account.

4. Balance Sheets

	Notes	31 December 1999 £'000	31 December 1998 £'000
Fixed assets			
Intangible assets	(vi)	2,112	1,917
Tangible assets	(vii)	3	2
		2,115	1,919
Current assets			
Debtors	(viii)	79	190
Cash at bank and in hand		157	563
		236	753
Creditors: amounts falling due within one year	(ix)	366	419
Net current (liabilities)/assets		(130)	334
Net assets		1,985	2,253
Capital and reserves			
Called up share capital	(x)	1,684	1,604
Share premium	(xiii)	1,128	922
Profit and loss account	(xiii)	(826)	(272)
Equity shareholders' funds		1,986	2,254
Non-equity minority interests		1	1
Shareholders' funds	(xii)	1,985	2,253

5. Cash flow statements

	Notes	Year ended 31 December 1999 £'000	11 months ended 31 December 1998 £'000
Cash flow from operating activities	(xv)	(428)	(311)
Servicing of finance			
Interest received		8	1
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(2)	(2)
Payments to acquire intangible fixed asset		(269)	(126)
		(271)	(128)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(xvi)	—	—
Net cash outflow before financing		(691)	(438)
Financing			
Proceeds of shares issued for cash		285	751
Increase in short term borrowings		—	250
		285	1,001
Net increase in cash	(xvi)	(406)	563

6. Notes to the financial information

(i)   Operating loss

	31 December 1999 £'000	31 December 1998 £'000
This has been arrived at after charging:		
Directors' emoluments	191	38
Depreciation of owned assets	1	1
Amortisation of goodwill	74	74
Auditors' remuneration	10	13
Operating lease rentals – land and buildings	21	1

(ii)   Interest receivable

	31 December 1999 £'000	31 December 1998 £'000
Bank interest	8	1

(iii) Employees

	31 December 1999 £'000	31 December 1998 £'000
Staff costs consist of:		
Wages and salaries	242	47
Social security costs	21	4
	263	51

The average number of employees, including directors, during the period was 9 (1998: 6).

(iv) Taxation

No provision has been made for corporation tax on the basis that the Company has incurred taxable losses to date.

(v) Loss per share

The loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial period. The weighted average number of equity shares in issue was 32,347,966 (1998: 15,491,269) and the loss after tax was £554,000 (1998: £272,000).

(vi) Intangible assets

	Goodwill £'000	Development costs £'000	Patent rights £'000	Trade marks £'000	Total £'000
Cost					
On incorporation	—	—	—	—	—
Additions	1,415	299	271	5	1,991
31 December 1998	1,415	299	271	5	1,991
Additions	—	137	132	—	269
31 December 1999	1,415	436	404	5	2,260
Depreciation					
On incorporation	—	—	—	—	—
Charge for the period	74	—	—	—	74
31 December 1998	74	—	—	—	74
Charge for the year	74	—	—	—	74
31 December 1999	148	—	—	—	148
Net book value					
At 31 December 1999	1,267	436	404	5	2,112
At 31 December 1998	1,341	299	272	5	1,917

(vii) Tangible assets

	Office equipment £'000	Total £'000
Cost		
On incorporation	—	—
Additions	2	2
31 December 1998	2	2
Additions	2	2
31 December 1999	4	4
Depreciation		
On incorporation	—	—
Charge for the period	—	—
31 December 1998	—	—
Charge for the year	1	1
31 December 1999	1	1
Net book value		
At 31 December 1999	3	3
At 31 December 1998	2	2

(viii) Debtors

	31 December 1999 £'000	31 December 1998 £'000
Other debtors	16	70
Prepayments	63	12
Called up share capital not paid	—	108
	79	190

(ix) Creditors: amounts falling due within one year

	31 December 1999 £'000	31 December 1998 £'000
Other taxes and social security costs	9	18
Other creditors	340	361
Accruals	17	40
	366	419

(x) Share capital

	£'000
Authorised	
700,000,000 ordinary shares of 5p each	35,000
Called up share capital issued and fully paid	
33,681,299 ordinary shares of 5p each	1,684

On 11 February 1998 the Company was incorporated with an authorised share capital of £50,000 and allotted and issued two ordinary shares of £1 each.

On 17 July 1998 the Company's authorised share capital was increased from £50,000 to £35,000,000 by the creation of 34,950,000 new ordinary shares of £1 each. On the same date the Company's existing issued and unissued ordinary shares of £1 each were each sub-divided into 20 ordinary shares of 5p each.

On 6 October 1998 the Company acquired The Georgiades Foundation Limited by the issue and allotment of 28,333,333 ordinary shares of 5p credited as fully paid, at par.

As a result of a placing and offer for subscription in November 1998 2,683,260 shares were issued for cash at 50p each, 563,524 shares were issued to the underwriters of the issue for cash at 19.23p each and, in December 1998, loans of £250,571 were converted into 501,142 shares at 50p each.

On 21 October 1999 the Company issued a further 1,600,000 ordinary shares at 5p each at a premium of 13.5p per share. The issued shares rank *pari passu* with existing shares.

(xi) Commitments under operating leases

As at 31 December 1999, the Group had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings £'000	Other £'000
Operating leases which expire:		
Within one year	6	—

(xii) Reconciliation of movements in shareholders' funds

	31 December 1999 £'000	31 December 1998 £'000
Opening shareholders' funds	2,253	—
Loss for the financial period	(554)	(272)
New share issue	80	1,603
Premium on new share issue	216	922
Costs associated with share issue	(10)	—
(Decrease)/increase to shareholders' funds	(268)	2,253
Closing shareholders' funds	1,985	2,253

(xiii) Reserves

	Share premium £'000	Profit and loss £'000
On incorporation	—	—
Net premium on shares issued in the period	922	—
Loss for the period	—	(272)
Balance at 31 December 1998	922	(272)
Net premium on shares issued in the period	206	—
Loss for the period	—	(554)
Balance at 31 December 1999	1,128	826

(xiv) Reconciliation of operating loss to net cash outflow from operating activities

	31 December 1999 £'000	31 December 1998 £'000
Operating loss	(562)	(273)
Amortisation	74	74
Depreciation	—	1
Decrease/(increase) in debtors	111	(65)
Decrease in creditors	(51)	(48)
Net cash outflow from operating activities	(428)	(311)

(xv) Purchase of subsidiary undertakings

	31 December 1999 £'000	31 December 1998 £'000
Net assets acquired:		
Intangible assets	—	449
Debtors	—	17
Creditors	—	(464)
	—	2
Goodwill	—	1,415
	—	1,417
Satisfied by:		
Issue of shares	—	1,417

(xvi) Analysis of net debt

	Year ended 31 December 1999 £'000	11 months ended 31 December 1998 £'000
Cash balance brought forward	563	—
Net (decrease)/increase in cash	(406)	563
Cash balance carried forward	157	563

(xvii) Related party transactions

The following directors or their spouses provided services to the Group during the year ended 31 December 1999 on an arm's length basis and the amounts charged were:

N Lott	£9,750
PWC Lomax	£1,778

Included in directors' emoluments in note (i) above is an amount of £12,532 payable to Beveridge Ross & Preveser for the services of MCR Beveridge.

(xviii) Ultimate controlling party

The directors are of the opinion that there is no individual controlling party.

(xix) Financial information

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (as amended). Statutory accounts for the period from incorporation to 31 December 1998, including an unqualified auditors' report, have been prepared and delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 1999 have been prepared but not yet delivered to the Registrar of Companies.

MRI Moores Rowland
Chartered Accountants
Registered Auditors"

PART IV

PRO FORMA UNAUDITED STATEMENT OF NET ASSETS

The following table sets out a pro forma unaudited statement of the net assets of the Group following the Placing and Offer. This table has been prepared as if the Placing and Offer had occurred on 31 December 1999 and has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the Group. It is based on the consolidated audited balance sheet of the Group as set out in Part III of this document, as adjusted in accordance with the notes set out below:

	31 December 1999 (note (i)) £'000	Placing and Offer adjustments (note (ii)) £'000	Pro Forma £'000
Fixed assets			
Intangible assets	2,112	—	2,112
Tangible assets	3	—	3
	2,115	—	2,115
Current assets			
Debtors	79	—	79
Cash at bank and in hand	157	4,500	4,657
	236	4,500	4,736
Creditors: amounts falling due within one year	(366)	—	(366)
Net current assets	(130)	4,500	4,370
Net assets	1,985	4,500	6,485

Notes:

(i) The audited net assets of the Group at 31 December 1999 have been extracted without adjustment from the Accountants' Report which is set in Part III above. No account has been taken of the activities of the Group subsequent to 31 December 1999.

(ii) The adjustments relating to the Placing and Offer reflect proceeds of £5 million and the estimated costs of £500,000, excluding VAT.

(iii) The above table does not include an adjustment to account for the conversion rights attaching to the deferred shares in Georgiades Foundation described in paragraph 8(a)(iii) of Part VIII of the Prospectus, on the basis that the directors of the Company do not believe that it is possible to quantify the amount, likelihood or timing of such conversion.

31

EXPERT'S REPORT

The following is the text of a report from PharmaVentures Limited, an independent pharmaceutical business development consultancy:

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA



PharmaVentures Ltd
Magdalen Centre
Oxford Science Park
Oxford OX4 4GA
United Kingdom

Tel: +44 (0) 1865 784 177
Fax: +44 (0) 1865 784 178
www.pharmaventures.com
E-mail: enquiries@pharmaventures.com

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

23 February 2000

Dear Sirs,

PharmaVentures Limited ("PharmaVentures") is an independent pharmaceutical business development consultancy which specialises in assisting healthcare company clients in forming alliances or conducting acquisitions and also performs technical and commercial evaluations of pharmaceutical and biotechnology products, product portfolios and companies. PharmaVentures has built up substantial expertise in the analysis of healthcare markets and of pharmaceutical and biotechnology companies and their technologies.

PharmaVentures has been instructed by the directors of ReGen Therapeutics Plc ("ReGen" or the "Company"), to prepare an independent expert's report on the Company for inclusion in the prospectus dated 23 February 2000 covering a technical and commercial assessment of ReGen's product portfolio and an overview of the market targeted by ReGen and competitive products in development.

In preparing this report, PharmaVentures interviewed members of the ReGen management team and reviewed relevant Company documentation and scientific literature. These sources were supplemented by PharmaVentures' extensive experience and understanding of the global pharmaceutical industry.

It should be noted that, in this report, PharmaVentures does not comment on any patent applications taken out by the Company or its affiliates. Patent applications by the Company or its affiliates are fully discussed in the report of AA Thornton & Co. in Part VI.

This report has been prepared with due diligence based on information either provided by ReGen or taken from public domain sources deemed to be reliable by PharmaVentures. No guarantee can be given, however, as to the accuracy or completeness of the data presented. In addition, the industry areas discussed are fast moving and changes in circumstances may render some or all of the information invalid at any time in the future.

PharmaVentures is a pharmaceutical industry consultancy and is not an investment advisor. This report is limited specifically to the matters set out above and is not to be taken as giving any advice generally on the merits of an investment in the Company.

1. Summary

The total number of Alzheimer's disease (AD) patients in the USA, Europe and Japan is estimated to be around 10 million and is growing rapidly as a consequence of the continuing demographic trend towards an increasing proportion of elderly individuals within the population. Given the limitations of existing drugs for AD as reviewed in this report (see section 3), there remains a great unmet clinical need for therapeutic agents that can delay, halt or preferably reverse AD progression.

ReGen is a biotechnology company focused on the development and commercialisation of Colostrinin, a potential new therapy for AD. Colostrinin has been tested in controlled clinical trials in Poland which have shown that it has a significant effect in delaying the progression of AD. ReGen has now initiated a new clinical trial in Poland that should, assuming that the results obtained are positive, provide sufficient information to allow it to initiate discussions with potential partners with regard to the licensing of marketing rights to Colostrinin in the major AD markets of the world as well as Poland.

2. Alzheimer's disease

2.1 Introduction

AD is a progressive and ultimately fatal neurodegenerative disease, symptoms of which include the progressive impairment of cognitive function, notably memory loss, inability to think abstractly, loss of language function, attention deficit, and associated depression, anxiety and agitation.

As the disease advances, an AD patient becomes progressively less able to live independently and must eventually be looked after either by a family member or in a residential care home or hospital. The progression of AD is accompanied by a decreased resistance to infections and other illnesses, which may be the actual cause of death for many AD patients.

2.2 Prevalence and market value

The term "prevalence" refers to the proportion of individuals in a sample group who have ever suffered from a given condition.

The prevalence of dementia has been estimated to double with every increase of 5.1 years between 60 and 90 years of age, but may increase more slowly in individuals aged 90 years or over. The European Dementia Consortium states that AD occurs in 3.1% of 70–79 year-olds, rising to 10.8% of 80–89 year-olds. A study in the USA concluded that 16% of women and 6% of men surviving to average life expectancy will develop at least mild AD. The incidence rate (i.e. the rate of new cases occurring over a given time) for AD is estimated to be approximately 1% of the population per year.

Currently, the total number of AD patients in the USA, Europe and Japan is estimated to be around 10 million. Data obtained by ReGen indicate that in Poland, where Colostrinin is expected to be marketed first, around 500,000 individuals suffer from dementia of whom some 250,000 have AD. As age is the single most important risk factor relating to dementia, there will be a significant increase in the number of people suffering from this condition due to increased life expectancy and the resultant "greying" population. In particular, these demographic trends predict a dramatic increase in the number of individuals over the age of 80 years over the next 50 years.

On this basis it is forecast that in the USA alone, 10 to 15 million people may be affected by AD by the middle of the twenty-first century. Since similar demographic changes are occurring in Europe, Japan, other Asian countries and throughout the Americas, the global figure by that time may exceed 100 million.

Healthcare costs associated with AD are high. According to the US Alzheimer's Association, AD is the third most expensive disease in the USA, after heart disease and cancer. The association estimates that the annual cost to society attributable to the care of AD sufferers is US$100 billion, with a lifetime cost per patient of US$174,000.

Based on a current population of 10 million AD patients in the developed world and assuming a conservative cost of drug treatment of US$500 per patient year, the present *potential* worldwide market for AD drugs is estimated to amount to US$5 billion. This potential market is expected to grow rapidly in line with the progressive ageing of the population.

2.3 Diagnosis and assessment

Currently, it is only possible to make a definitive diagnosis of AD via a microscopic examination of brain tissue samples taken *post mortem* from the patient. At present, the *ante mortem* diagnosis of AD is generally regarded as being no more than 90% accurate. Such diagnosis rests largely on the expert judgement of a specialist physician based on the patient's medical history, a physical examination and mental status tests. Investigations may also be carried out to eliminate other conditions that may produce thinking and behaviour changes, for example computerised tomography or magnetic resonance imaging scans to rule out a stroke or brain tumour.

Given the deficiencies of current diagnostic methods, research is ongoing into the development of reliable, non-invasive new tests for AD, especially those that can diagnose the disease at an early stage. Research is currently focused in two areas, the search for biological markers that are definitive for the disease, and the use of imaging techniques to diagnose AD based on a scan of the brain using, for example, positron emission tomography, single photon emission computed tomography or magnetic resonance spectroscopy imaging.

Since AD is a progressive disease in which the decline in mental function is gradual but sustained, the need has arisen to develop quantitative criteria for assessing its stage of development in a patient and monitoring its progression. Not least, such assessments are necessary for the quantitative evaluation of the efficacy of potential new drugs for AD undergoing clinical trials, as will be reviewed in the case of ReGen's Colostrinin in section 4 of this report.

To facilitate the quantitative evaluation of AD (and in some cases other forms of dementia or ageing generally), a number of assessment scales have been developed that differ in the precise criteria for assessment used. Criteria variously include cognitive function, mental state, social functioning, motivation, appetite, overall disease severity and the ability to cope with the demands of daily living. Assessment techniques used may include interviews, questionnaires, observations, mental and physical tests and so on, as appropriate to the criterion in question and the stage of the disease. A number of such assessment scales will be outlined or referred to in this report.

2.4 Pathophysiology

Intensive research over the last two decades has provided increasing insight into the processes involved in the development and progression of AD at the molecular, genetic, cellular and physiological levels. Some of this research is summarised below.

A distinctive feature of AD is the accumulation of abnormal protein fibrils, including senile plaques and neurofibrillary tangles (NFT), and selective neuronal loss in the central nervous system (CNS). The primary components of senile plaques are insoluble aggregates of a neurotoxic 42 amino acid peptide called amyloid beta (A-beta).

A-beta is generated through the proteolytic processing of a transmembrane protein, amyloid beta precursor protein (APP). A-beta is released as a soluble peptide as part of normal metabolism. The subsequent change to insoluble fibrillary beta-amyloid appears to be a key pathogenic event in the development of AD.

The main component of NFT, which consist of paired helical filaments, is the microtubule associated protein tau. In AD this becomes abnormally hyperphosphorylated. The protein ubiquitin is also found in association with NFT and may represent an attempt by the cell to degrade the abnormal protein.

There is some debate as to whether it is the senile plaques and/or NFTs that have the destructive effect seen in AD, and accordingly drug research and development programmes are underway that are targeting both mechanisms.

A number of genetic associations in AD have so far been uncovered, including mutations or polymorphisms in the genes encoding presenilin-1 (PS1), presenilin-2 (PS2), APP, alpha 2 macroglobulin (A2MZ) and apolipoprotein E (APO E4). Mutations in A2MZ and APO E4 have effect in late-onset AD, with the APO E4 mutation occurring in over 50% of all AD cases. PS1, PS2 and APP mutations have a lower occurrence in AD cases.

The above, together with other findings, have offered new lines of attack for reseachers seeking to develop novel drug therapies for AD, as will be considered in section 3.2.

3. Drug Therapies for AD

In this section, both existing drug therapies for AD and potential new therapeutics currently progressing through the research and development process will be reviewed.

3.1 Marketed and registered drugs for AD

3.1.1 Acetylcholinesterase inhibitors

By far the most important class of existing drugs for AD are the acetylcholinesterase (AChE) inhibitors (see also section 3.2).

Tacrine (Cognex; Warner-Lambert) was the first AChE inhibitor launched to treat AD. Tacrine was first marketed in the USA in 1993 and has since become available in France, Germany, Spain and several other countries. During 1995, sales for tacrine reached US$58 million. Sales growth for tacrine has been restricted because of the product's limited efficacy and the need to monitor patients for potential toxic side-effects on the liver. Warner-Lambert ceased promotion of tacrine in the USA upon the launch of Pfizer's AChE inhibitor donepezil.

Donepezil hydrochloride (Aricept, Eisai/Pfizer) is a member of the benzylpiperidine class of AChE inhibitors. Jointly developed by Eisai and Pfizer, donepezil was launched in the USA and Europe in 1997. It is a more potent and effective AChE inhibitor than tacrine and has a better side-effect profile. Donepezil has been tested in placebo controlled trials of over 800 patients but has shown only a modest improvement over placebo. Even so, Pfizer/Eisai 1998 donepezil sales were in the region of US$500 million.

The Novartis AChE inhibitor rivastigmine (Exelon) was granted "approvable" status by the FDA in May and is now approved in 50 countries around the world including all 15 member states of the European Union, New Zealand, Argentina, Brazil and Mexico. 1998 sales were approximately US$20 million.

The new drug application (NDA) for rivastigmine submitted to the US FDA contains data from trials involving more than 3,700 patients worldwide. The 6-month clinical trial results showed that patients taking rivastigmine demonstrated improvement compared to those on placebo in both cognition and global evaluation (based on assessments of cognition, behaviour and functioning). Rivastigmine has roughly equivalent trial data to donepezil but is taken twice daily compared to the once daily dosing of donepezil.

In summary, drugs of the AChE class currently marketed give only a modest and temporary benefit to patients with mild-moderate AD and are not free from side-effects.

3.1.2 Other drugs currently used in AD therapy

Other types of agents currently used for AD include cerebral vasodilators to preserve cerebral blood flow and nootropics to improve memory and other aspects of cognitive function. These types of agents have not, however, produced any significant effects in AD to date.

3.2 Potential new drugs for AD

As is evident from the preceding review of currently marketed therapeutics for AD, a clear need remains for new drugs that possess a long-lasting effect in stabilising and/or reversing AD in the majority of patients, and that are also free from serious side-effects. With the shared goal of producing a drug for AD with such a profile, a range of both established pharmaceutical firms and research-based biotechnology companies are pursuing discovery and development programmes in this area. The more advanced of such programmes are reviewed below.

As indicated in section 2.4, the pathophysiology of AD is complex and, moreover, AD is increasingly viewed as a heterogeneous disease with different subtypes. The combination of complexity and heterogeneity associated with AD suggests, on the one hand, that a number of potential points for therapeutic intervention in the disease are available and, on the other, that a variety of drug treatments based on different therapeutic strategies will be required in order to address all types and stages of the disease. It also suggests that treatment protocols for AD used in the future may involve combinations of different classes of drug. In reflection of these factors, a diverse range of potential new drugs is presently under investigation for the treatment of AD, as summarised in the accompanying table.

Cholinergic deficits are the most consistent neurochemical abnormality in AD and are accompanied by reduction in the biosynthetic enzyme choline acetyltransferase, as well as loss of neurones. There is a correlation between cholinergic deficit and neuronal loss with disease severity. Currently marketed AChE inhibitors were reviewed in section 3.1.1. In addition, two other drugs of this class, metrifonate and galantamine, are close to registration.

Bayer has refiled its US approval application for the AChE inhibitor metrifonate (ProMem) for the treatment of mild-moderate AD after the FDA requested additional data on pharmacology and manufacturing. A submission in Europe was withdrawn due to muscle weakness in some patients. An analysis of pooled data from a series of international trials with 1,201 patients indicates that metrifonate-treated patients experience improvements in cognition, psychiatric and behavioural symptoms, and also in activities of daily living. Metrifonate has been in widespread use for around 30 years for the treatment of schistosomiasis without serious toxicity.

Janssen-Cilag, in collaboration with Shire Pharmaceuticals Group, has made a European regulatory submission for galantamine (Reminyl) for mild-moderate AD. An NDA submission for the US market has been filed. Galantamine is an AChE inhibitor that also shows nicotinic receptor modulation. The "modulation" of nicotinic receptors could lead to release of more acetylcholine and result in an increase in the effectiveness of endogenous acetylcholine already in the synapse.

Data from Phase III trials indicate that galantamine affects peoples' functional abilities as well as their memory learning abilities compared to placebo. Patients have shown consistent improvement in both cognitive and global scales. Benefits have been seen on the Alzheimer's Disease Assessment Scale cognitive portion (ADAS-Cog, a measure of cognitive functioning), Clinician Interview Based Impression of Change (CIBIC-plus, a measure of overall disease severity), and DAD (Disability Assessment in Dementia, an activities of daily living assessment).

Post-synaptic muscarinic receptors are relatively preserved in AD and muscarinic receptor activation alters APP processing. Drugs acting at this site are thus of interest both as cholinomimetics and for modulating amyloid deposition. A number of muscarinic agonists formerly in Phase II/III development, (e.g. talsaclidine from Boehringer Ingelheim/P&U, Memric from SmithKline Beecham, milameline from HMR/ Parke Davis, xanomeline from Eli Lilly and LU 25-109 from Lundbeck) have been discontinued due to lack of efficacy and/or an unacceptable side-effect profile.

Evidence exists for the involvement of nicotinic acetylcholine receptors (nAChR) in neurodegenerative disorders as well as cognitive disorders and pain. Nicotinic acetylcholine receptors are mostly concentrated in the brain, spinal cord, other nerve cells and on the muscles of the body. Aventis and Targacept, a wholly owned subsidiary of RJ Reynolds, have a collaboration for the development of nAChR agonists. Sibia, now under takeover by Merck & Co., is also working in this area, as is Abbott.

A variety of monoamine deficits have been reported in AD. Brain monoamine oxidase-B (MOA-B) activity is increased in patients with AD when compared with age-matched controls. The brain areas with the greatest increases in MAO-B are those known to contain high densities of senile plaques and tangles. As with the muscarinic agents, a number of MAO-B inhibitors have been dropped in late phase trials including lazabamide (Tempium from Roche) and Lubeluzole (Janssen). Lazabemide was dropped due to a risk of severe hepatotoxicity seen in Phase III trials.

In a paper published in The Lancet, long-term use of the female hormone oestrogen (estrogen) was found to delay onset of AD by 15 years. Oestrogen compounds have been found to have a neuroprotective effect in animal models of AD. Neurocrine Biosciences appears to have ceased development of the neuroimmunosteroid Pregnen after Phase II results, whereas Apollo BioPharmaceutics is still actively developing products in this area.

Guilford/Amgen are developing neuroimmunophilins that serve as small molecule nerve regenerating agents. These were developed following the discovery that drugs such as cyclosporin A could bind to intracellular receptors called immunophilins and enhance nerve growth.

Sanofi's SR57746A and Neotherapeutics' Neotrofin stimulate NGF mRNA production. Neotrofin has been demonstrated to activate the NGF, neurotrophin-3 and bFGF neurotrophic factor genes in animals in the specific areas of the brain associated with memory loss. In recently announced Phase II trials results of Neotrofin, the treated group showed an improvement from baseline in the ADAS-Cog, BEHAVE-AD and CIBIC-plus tests.

36

Selected drugs in development for AD

Drug	Company	Highest Phase for AD
Cholinergic, nicotinic and muscarinic agents		
metrifonate (ReMem)	Bayer	Refiled in USA
galantamine (Reminyl)	Janssen/Shire	Submitted in EU/USA
physostigmine (Synapton)	Forest	FDA non-approvable, to be refiled
nebracetam (Memalog)	Boehringer Ingelheim	Pre-registration (Japan)
ABT-418 (nAChR agonist)	Abbott	II
CP 118954	Pfizer	II
TAK 147	Takeda	II
SIB-1553A (nAChR agonist)	Sibia/Merck	II
DMP-543	DuPont	I
nAChR agonists	Targacept/Aventis	Preclinical
Monoamine oxidase-B inhibitors		
rasagiline mesylate	Teva	III
SL 25.1188	Sanofi Synthelabo	I
Neurotrophic factors/neurosteroids		
estradiol (Neurestrol)	Apollo Biopharmaceutics	I
Nerve growth factor inducers/potentiators		
SR 57746	Sanofi Synthelabo	IIB
Neotrofin	NeoTherapeutics	II
neuroimmunophilins	Guilford/Amgen	Preclinical
Modulation of amyloid precursor protein processing/amyloid deposition		
CPH82	Conpharm	II
amyloid inhibitors	Gliatech/Janssen	Preclinical
SIB 1281	Merck/Sibia/BMS	Preclinical
MDL28170	Aventis	Preclinical
amyloid deposition inhibitors	Neurochem	Preclinical
amyloid deposition inhibitors	ProteoTech	Preclinical
Others		
propentofylline	Aventis	Preregistration (EU)
idebenone	Takeda	Filed in EU
memantine (NMDA antag.)	Merz/Neurobiological Technologies	III
celecoxib (COX-2 inhibitor)	Searle	II
NDD094 (nootropic)	UCB Pharma	II
trometamol (nootropic)	Novartis	II
NS2330 (monoamine inh.)	Neurosearch	I completed
SL 65.0102 (5HT4 agonist)	Sanofi Synthelabo	I
CX516 (AMPA agonist)	Cortex	I
A-beta vaccine	Elan	Preclinical
ICE inhibitors	Warner Lambert/Knoll	Preclinical
complement inhibitors	Gliatech/Janssen	Preclinical
beta-amyloid inhibitors	Gliatech/Janssen	Preclinical
CREB agonists	Helicon Therapeutics	Preclinical
CRF bp antagonists	Neurocrine/Eli Lilly	Preclinical

Propentofylline (Aventis) is a phosphodiesterase inhibitor/adenosine reuptake inhibitor that acts as a neuroprotectant. It is presently in preregistration in Europe. In Phase I and II trials, propentofylline produced significant improvements in Gottfries-Brane-Steen (GBS) scores, MMSE scores, and Clinical Global Impression (CGI) ratings. Propentofylline significantly enhanced functional reserve compared to placebo, as reflected by increases in regional cerebral glucose metabolism after stimulation with a verbal memory task. Propentofylline was shown to be safe, well tolerated, and free of severe side effects in Phase II trials.

Idebenone (Takeda) has been used in Japan for a number of years in the treatment of stroke and cerebral infarction, and is launched in Italy for AD. Its exact mechanism of action is unknown but it has antioxidant properties and has been shown to protect hippocampal neurones against A-beta induced neurotoxicity.

In double blind efficacy and safety trials, idebenone showed statistically significant dose-dependent improvement in ADAS-Total, ADAS-Cog and noncognitive score (ADAS-Noncog), CGI and the Nurses' Observation Scale for Geriatric Patients (NOSGER-Total and IADL subscale). Safety and tolerability of idebenone were good and similar to placebo.

Memantine is an NMDA antagonist under development by Neurobiological Technologies in collaboration with Merz & Co. GmbH. It is currently marketed by Merz in Germany for dementia syndrome and Parkinson's. Memantine may act to restore the function of impaired neurones and inhibit injured or damaged neurones from firing abnormally, a process associated with many neurological conditions, including senile dementia, Alzheimer's disease, neuropathy and AIDS dementia.

Results from a double-blind, placebo-controlled trial of memantine in severely demented patients (49% with AD and 51% with vascular or mixed-type dementia) were recently published. In this trial, patients' motor performance and functional independence were assessed after 4 and 12 weeks of treatment using two standard scales. Memantine treatment resulted in statistically significant improvement compared to placebo. Memantine was well-tolerated and no significant side effects were reported.

A variety of peptidase inhibitors are being explored because of their potential interaction with APP to inhibit amyloid plaque formation. These include calpain protease inhibitors and prolylendopeptidase/serine protease inhibitors. Gliatech, Sibia (in collaboration with BMS) and Neurochem are active in this area.

Elan has developed a 42 amino acid version of the beta amyloid peptide as an AD vaccine. Results in AD mouse models have shown that in young mice, the vaccine appears to prevent development of amyloid plaques and to reduce the number of plaques in older animals.

Postmortem brain autopsy studies in AD patients show dramatically reduced corticotrophin releasing factor ("CRF") levels, high numbers of unoccupied CRF receptors and abnormalities in brain cells that synthesise and respond to CRF. Neurocrine Biosciences, in collaboration with Eli Lilly, is developing CRF binding protein antagonists to increase levels of CRF in the brain as a potential treatment for AD.

Helicon Therapeutics is developing small molecules that enhance transcription of the cAMP-responsive element binding-protein ("CREB") gene. Such agonists are thought to be able to enhance long-term memory in surviving neurones.

Finally, ReGen is developing a treatment for AD based on Colostrinin. This programme's progress will be reviewed in detail in section 4.

3.3 Discussion

As concluded from the review of existing drugs presented in section 3.1, the deficiencies of AChE inhibitors mean that there is currently an unmet clinical need for drugs that can arrest and preferably reverse the progression of AD in all patients and which also have an acceptable side-effect profile. The extent to which any of the various types of drugs currently undergoing development will satisfy this unmet need is unclear.

The muscarinic and MOA-B inhibitor classes of agents that for some time held promise in the treatment of AD have now largely been discontinued. This leaves as the drugs most likely to reach the market in the next three years the AChE inhibitors metrifonate (ProMem from Bayer), galantamine (Reminyl from Janssen-Cilag), physostigmine (Synapton from Forest) and the nootropic agent idebenone from Takeda. Other potential new drugs are for the most part still at too early a stage of development to be able to assess their prospects for reaching the market. Given this backdrop, ReGen's Colostrinin, which has thusfar generated promising results in trials, is addressing an attractive opportunity.

4. Colostrinin

This section considers Colostrinin as a potential new drug therapy for AD and in particular reviews the progress made by ReGen in taking Colostrinin through the clinical trials process towards its first marketing approval. The section concludes with a summary of the merits and risk factors associated with the project.

4.1 Colostrum and milk

Colostrinin is a component of colostrum, a fraction of breast milk produced for a short time immediately following birth. The form of Colostrinin under development by ReGen is isolated from sheep (ovine) colostrum.

Maternal milk is ideal food for newborns as it contains carbohydrates, fats, amino acids, vitamins and minerals. Passively transferred host defence mechanisms including immunoglobin, lysozyme and lactoferrin found in milk contribute to the newborn's defence against infection. Maternal milk also provides the young with growth promoting factors, enzymes, insulin, somatomedin and also colostral cytokines such as interleukin-1 (IL-1), tumour necrosis factor (TNF), interleukin-6 (IL-6), interferon gamma (IFN-gamma), epidermal growth factor (EGF) and others.

Colostrum, the fraction of milk delivered immediately after childbirth, regulates cytokine production in peripheral blood mononuclear cells ("PBMC's"). It has been suggested that the enhanced secretion of cytokines induced by colostrum may compensate for the lower capacity of neonatal PBMC's to produce these cytokines.

4.2 Colostrinin and its function

Colostrinins have been described by ReGen as a network of immunomodulators controlling cytokine production in the mammary gland after delivery. The primary Colostrinin, the proline-rich polypeptide fraction, was isolated from ovine colostrum in 1974 by Maria Janusz and Jozef Lisowski at the Ludwick Hirszfield Institute of Immunology and Experimental Therapy, Polish Academy of Sciences.

It is generally understood that the various factors present in colostrum play a pivotal role in transmitting immunity from mother to child. Both ovine and human Colostrinins are inducers of IFN-gamma and other cytokines. Leukocytes isolated from human colostrum donated by healthy mothers at one to nine days after delivery produce interferons ("IFNs") and TNF spontaneously. The release of IFNs and TNFs coincides with production of a Colostrinin which has been isolated from ovine and human colostrum samples and partially characterised.

Subsequent research by scientists working with ReGen has considerably added to the understanding of Colostrinin's composition, molecular structure, properties and biological activities. Some of these findings comprise the subject matter of the various patent applications already made by ReGen, whilst others are likely to be the subject of future patent filings and/or scientific publications.

Information on ReGen's patent applications for Colostrinin may be found in the Patent Attorney's Report in this Prospectus.

4.3 Preclinical and clinical studies using Colostrinin

4.3.1 Preclinical studies

ReGen's collaborators in Poland have carried out a range of preclinical studies to examine the biological and toxicological properties of Colostrinin.

Toxicological studies in mice have found Colostrinin to be non-toxic, even at high doses, in both acute and chronic toxicological tests. It is not teratogenic, mutagenic or cytotoxic. This may not be surprising since Colostrinin is a protein complex naturally present in the colostrum of all mammals. Further toxicological studies to support the recently initiated trials in Poland (see section 4.3.2) have been carried out and have shown no serious side effects.

Colostrinin has been tested in a number of mouse models to define its immunological role and has been found to act as a classical immunomodulator. For example, in further studies Colostrinin has been found to be protective in the NZB mouse model of haemolytic anaemia.

Colostrinin has recently been found to improve learning and memory in rats. In preclinical experiments, Colostrinin facilitated acquisition of spatial learning and improved incidental learning in aged rats in Morris Water Maze and habituation tests.

4.3.2 Clinical studies

The following clinical studies with Colostrinin have been carried out or are presently in progress:

- Toxicity and dose-ranging studies

- One-year, double-blind placebo controlled trial involving 46 AD patients, with up to five years' follow-up

- Open-label trial involving 27 AD patients, with up to three years' follow-up

- Further open-label trial involving nine AD patients

- Placebo controlled double-blind/open label trial in 90 AD patients (in progress)

All of the above studies have been performed in Poland. In each case the Colostrinin used was isolated as a polypeptide complex from ovine colostrum using the manufacturing process outlined in section 4.5. These studies are briefly reviewed below.

4.3.2.1 Toxicity and dose-ranging studies

An initial study was conducted on five healthy volunteers, each of whom received a 100μg oral dose of Colostrinin per day for a period of three weeks. All volunteers reported memory improvement, changes in clarity of thinking and improvement of mood. Tests on blood samples taken at regular intervals showed that by the end of the three-week treatment period, all volunteers had developed resistance to IFN-gamma induction by Colostrinin, a phenomenon referred to as tachyphylaxis. Normal responsiveness was regained two weeks after cessation of Colostrinin administration.

In a subsequent dose ranging trial in AD patients, groups of patients received orally for a period of three weeks one of 50μg Colostrinin daily, 100μg daily, 100μg every second day or 200μg daily. Patients were monitored for toxic or adverse reactions, changes in cognitive function and the appearance of tachyphylaxis.

200μg doses produced marked insomnia and anxiety in patients, whilst similar but less pronounced side effects were experienced by patients receiving a 100μg dose daily, and no changes in behaviour or mood were reported by patients receiving a 50μg dose daily. As an indicator of therapeutic effect, the appearance of tachyphylaxis was monitored and found to emerge later in patients receiving 50μg Colostrinin daily than in those receiving either 100μg or 200μg daily. The study found that a 100μg Colostrinin dose every second day produced the best combination of mild side-effects and biological effect.

4.3.2.2 One-year, double-blind placebo controlled trial

The following review is based on an analysis of both raw data from this clinical study and a recent published report thereon (Leszek, J. et al., Colostrinin®: a proline rich polypeptide (PRP) complex isolated from ovine colostrum for treatment of Alzheimer's disease. A double-blind, placebo-controlled study. Archivum Immunologiae et Therapiae Experimentalis, vol. 47, pp377-385, 1999). This published report also describes the preliminary studies outlined in section 4.3.2.1 above.

It should be noted that the above paper relates to the same study as that reviewed in the expert report prepared by PharmaVentures at the time of the placing and offer for subscription in November 1998. It should further be noted that the paper presents a re-analysis of the data based on more rigorous criteria than those used in the form of the analysis that ReGen made available to PharmaVentures at that time. Overall, the re-analysis indicates that AD patients receiving Colostrinin responded rather less well, and selenium and placebo treated AD patients rather more positively, than indicated by the analysis as available in November 1998. In addition, the re-analysis omits data relating to one patient who was included in the original analysis of the trial: PharmaVentures is advised by ReGen that this patient was omitted because the individual moved area immediately following the trial, thus preventing regular monitoring during the follow-up period.

The one-year double-blind placebo controlled trial reviewed below was performed at the Clinic of Psychiatry, University Medical School, Wroclaw, Poland. It was started in late 1995.

Forty six AD patients (diagnosed by DSM-III-R and NINCDS-ADRDA criteria) were randomised to receive, every second day, an oral 100μg Colostrinin dose (the treatment group), 100μg bioorganic selenium (the selenium group) or placebo (the control group). Treatment was cycled in order to avoid the induction of tachyphylaxis (see section 4.3.2.1) by Colostrinin in the treatment group. Treatment

was thus taken for three weeks followed by a two week non-treatment period. Each patient received three to six cycles of treatment. Patient outcomes were assessed by psychiatrists blinded to treatment assignment.

The following table presents a summary of the assessment of each AD patient's condition in terms of improvement, stabilisation or deterioration as indicated by MMSE score, one year after entry into the trial.

Double-blind placebo controlled Colostrinin trial results after one year

Group	AD classification	Number of patients	Improved	Stabilised	Deteriorated
Colostrinin	Mild	7	4	3	0
	Moderate	7	4	3	0
	Severe	1	0	1	0
	Total	15	8	7	0
Selenium	Mild	3	0	3	0
	Moderate	8	1	6	1
	Severe	4	0	4	0
	Total	15	1	13	1
Placebo	Mild	4	0	2	2
	Moderate	3	0	1	2
	Severe	9	0	5	4
	Total	16	0	8	8

It can be seen from the table that of the 15 patients receiving Colostrinin, eight had improved, seven stabilised and none had deteriorated. This compares favorably with both the selenium group (1 improvement, 13 stabilisation and 1 deterioration) and the placebo group (0 improvement, 8 stabilisation and 8 deterioration). In the treatment group, therefore, over half of the patients experienced an improvement in their MMSE scores, with the rest remaining stable. In contrast, only one patient out of the 31 in the selenium and placebo groups displayed an improvement, whereas nine (eight in the placebo group) had deteriorated.

It is evident from the table that, although the patients were randomised between the three groups, the distribution of patients with mild, moderate or severe AD as measured by MMSE score between the groups was far from equal. For example, nine patients in the placebo group had severe AD, four in the selenium group and just one in the treatment group. However, if patients with severe AD are excluded from the analysis, the relative difference between the treatment group and the selenium and placebo groups is reduced somewhat but remains marked (data not shown).

During the trial, the appearance of side-effects was monitored. While Colostrinin was seen as safe, the side-effects observed most often included anxiety, insomnia, disturbance of speech flow and fatigue. Where present, side-effects were transient and observed mainly at the beginning of the treatment. No side-effect was experienced by more than 40% of the patients in the Colostrinin group.

Of the 15 patients in the treatment group, the progress of 14 (i.e. excluding a further patient who moved to a different area) has been monitored since the completion of the original one-year trial. Thus for some patients, as long as five years has elapsed since their enrolment into the trial. During the post-trial period, patients have received Colostrinin on an intermittant basis only, with periods of discontinuation of Colostrinin therapy averaging 1.5 years. Assessments made in December 1999 indicated that 10 patients had remained improved or stable, whereas four had experienced a marked deterioration, amounting to around six to nine points on the MMSE scale, despite substituting with Aricept in doses of 10mg per day.

Although the trial described above was small, the results obtained suggest that Colostrinin is both effective and safe for the treatment of AD. The original one-year trial, which showed that Colostrinin produced an improvement in MMSE score for over half of the patients in the treatment group,

indicated that Colostrinin could exert an effect fairly rapidly, whilst the extended follow-up suggests that this effect is in some measure sustained, even when treatment is discontinued for prolonged periods.

4.3.2.3   Open-label trial involving 27 AD patients

In January 1997, an open-label trial was initiated at the Department of Psychiatry, Wroclaw Academy of Medicine. Patients were recruited to the trial over the ensuing two years, with the number enrolled eventually reaching 27. Patients received Colostrinin according to the regimen used for the treatment group in the original double-blind placebo controlled trial (see section 4.3.2.2).

Of these patients, 22 were recently assessed according to MMSE score. (Results are still awaited for the remaining five patients.) The MMSE scores of 14 of these 22 patients indicated a stabilisation in their condition, whereas the other eight patients had experienced a deterioration by between three and seven MMSE points.

The proportion of patients remaining at least stable in this open-label trial, around 64%, is similar to the proportion (71%) remaining at least stable up to five years after recruitment into the double-blind placebo controlled trial (see section 4.3.2.2).

The results of the trial are certainly encouraging. However, it should be noted that interpretation of the results is complicated by the fact that, following cessation of Colostrinin treatment and prior to follow-up assessment, all patients received other drug therapies, including vasoactive drugs, vitamins or, in the case of six patients, Aricept or Exelon. Overall, this study provides additional support for conducting further, more rigorous clinical trials (see section 4.3.2.5).

4.3.2.4   Open-label trial involving nine AD patients

A separate open-label trial has been conducted at the Department of Psychiatry, Gdansk University School of Medicine, involving just nine AD patients. Patients received Colostrinin according to the regimen used in the original double-blind placebo controlled trial (see section 4.3.2.2) for a total trial period of 24 weeks.

Before and after the trial period, patients were assessed according to six different scoring systems. Assessment made at the end of the trial period revealed that marked improvements were noted in two patients, modest improvements in a further two, stabilisation in three and slight deterioration in two.

The results of this study are encouraging and are in broad accord with those obtained from the other clinical investigations summarised above. Again, this study provides support for initiating more extensive and thorough clinical trials.

4.3.2.5   Clinical trials currently in progress

ReGen originally planned a double-blind placebo controlled study in Poland to further test Colostrinin prior to making an application for registration with the Polish authorities. However, Regen was advised that the Polish regulatory authorities would consider it unethical to use a placebo in the proposed trial due to the promising clinical trial results generated by Colostrinin to date. Therefore, ReGen is now conducting a clinical trial in Poland in placebo controlled, double-blind format which converts to an open-label format at the half-way point.

The new clinical trial will test 90 patients in three centres over a 30 week period to evaluate the short-term efficacy and safety of Colostrinin in comparison to placebo and the long-term efficacy and safety compared to baseline. Primary efficacy parameters to be used include ADAS-Cog and CGI; secondary efficacy parameters include the Instrumental Activities of Daily Living (IADL), MMSE, ADAS-Noncog, Global Deterioration Scale and Geriatric Depression Scale. The trial is due to finish in the latter half of 2000.

4.3.2.6   Discussion

The various clinical studies so far completed have been consistently encouraging in suggesting that Colostrinin is safe and can produce both a fairly rapid and sustained effect in improving or helping to stabilise the clinical condition of many AD patients. However, the trials to date have been small and/ or have not been designed to allow rigorous determination of the extent of the positive effects of Colostrinin, the rapidity with which such effects are achieved or the time scale over which they are maintained, either with or without continuing Colostrinin therapy.

The clinical trial currently being conducted in Poland should go a long way to addressing at least the first two issues listed above, although without knowledge *a priori* of the extent of the effects achieved by Colostrinin, it cannot be anticipated with certainty that the number of patients involved will be great enough to demonstrate effects at a statistically significant level. In any event, while positive results from the present trial may be sufficient to demonstrate to the regulatory authorities in Poland that Colostrinin may be worthy of marketing approval in that country, further, more extensive trials will be required by the regulatory bodies in the USA, Europe and other major geographical markets.

4.4 Agreement with Rentschler Biotechnologie GmbH and Co., KG (Rentschler)

In 1998, an agreement was reached between ReGen and the German pharmaceutical company Rentschler. Rentschler, a subsidiary of Dr Rentschler Arzneimittel GmbH & Co., is a medium sized German pharmaceutical and service company with a high level of experience in biological product manufacture, clinical trials and marketing. Rentschler marketed recombinant human IFN-gamma in Germany for polyarthritis under the brand name Polyferon and is marketing IFN-beta for viral infection under the brand name Fiblaferon. Rentschler has a number of alliances with other pharmaceutical companies including an alliance with Schering AG for the development of IFN-beta. Rentschler has experience of the clinical trials process in Poland.

Pursuant to this agreement, Rentschler is currently participating in the design of a large-scale Colostrinin manufacturing process (see section 4.5) and is monitoring the current studies in Poland.

4.5 Manufacturing

Colostrinin is isolated from ovine colostrum. The Colostrinin used for all pre-clinical and clinical studies to date has been produced in Poland by the academic groups with which ReGen is collaborating using a purification process based on that described in publications by the researchers involved.

Whilst the purification and manufacturing resources of the Polish collaborators have been sufficient to support the production of the relatively small quantities of Colostrinin required for clinical trials, a much larger scale manufacturing capability will be required for the production of Colostrinin for sale in the Polish and other geographical markets, once the relevant regulatory approvals have been obtained. It should be noted that the regulatory authorities in Poland would be unlikely to grant marketing approval for Colostrinin to ReGen until the Company could demonstrate its ability to manufacture enough Colostrinin to satisfy fully market demand in Poland.

The purification and manufacturing process currently used by the Polish collaborators is not well suited to production of Colostrinin on the scale that the foregoing implies. Recognising this fact, in 1998 ReGen started to collaborate with Rentschler (see section 4.4) on the development of a manufacturing process suitable for large-scale production of Colostrinin. To date, a manufacturing process that is both amenable to scale-up and yields a Colostrinin extract the same as that isolated using the Polish process has not been developed.

ReGen is currently continuing its efforts to design a large-scale production process for Colostrinin in conjunction with Rentschler (see section 4.4).

4.6 Colostrinin project merits

ReGen's Colostrinin project has attractions in respect of the market opportunity it is addressing, the competitive structure of the AD drugs market sector and, based on results to date, the intrinsic technical promise of the product. ReGen's strategy of initially targeting the Polish market also has merit.

In terms of the commercial opportunity open to Colostrinin, the AD market is both large and unsatisfied (see section 2.2). The total number of AD patients in the USA, Europe and Japan is estimated to be around 10 million and is growing rapidly with the ageing of the population. The consequent burden on society, both direct and indirect, is already enormous, with the total economic impact in the USA alone currently estimated to amount to US$100 billion annually. There is thus an urgent need for drug therapies that can halt and preferably reverse AD in all patients.

The only drugs presently in widespread use for the treatment of AD are the AChE inhibitors. These show only limited efficacy in patients with mild-moderate AD and have a poor side effect profile. Despite these deficiencies, 1998 sales of donepezil (Pfizer/Eisai), the leading AChE inhibitor, were in the region of

US$500 million. The annual market for AD drugs is expected to grow to US$3 billion by the year 2005 with the launch of a number of new therapeutics, and is potentially considerably larger than this (see section 2.2). Colostrinin could potentially contribute to this market growth.

As reviewed earlier, the immunoregulatory activities of Colostrinin distinguish it from other existing and potential new agents for the treatment of AD (see section 3). Although only limited trial data have so far been generated (see section 4.3), the results indicate that Colostrinin not only inhibits AD progression over five year treatment periods but also increases MMSE significantly compared to placebo. On the basis of the trial data analysed in this report, Colostrinin appears to produce a therapeutic effect in a large proportion of mild-moderate AD patients tested, an apparent advantage over current therapies. However, the number of patients treated in the trials to date has been small, and results from the larger scale study currently underway will be required before firmer conclusions can be drawn.

It should be noted that, in view of Colostrinin's apparently distinct mechanism of action via effects on the cytokine system, it may, in addition to its potential as a new monotherapy, find clinical use in combination with other classes of drugs (i.e. as part of a combination therapy).

ReGen is hopeful of seeing a faster registration for Colostrinin in Poland than elsewhere. The Polish pharmaceutical market, which has a value of around US $1.5 billion per annum, is receptive to innovative new medicines. This is especially so for treatments for what the Polish health authorities recognise as significant 'social problems': data obtained by ReGen indicate that some 500,000 Poles suffer from dementia, of whom 250,000 have AD. New therapies for such social problems are accorded priority status with respect to regulatory review. In addition, the registration procedures for new drugs in Poland favour 'local' products.

4.7 Risk factors

Based on the reviews presented earlier, PharmaVentures has identified key risk factors relating to the Colostrinin project and to ReGen, and these are summarised below. In addition, a number of risk factors that are general to the biotechnology industry are noted in section 4.7.2.

4.7.1 Project and company specific risks

Development of Colostrinin to market

It was concluded in section 4.3.2.6 that the clinical trials conducted to date have yielded encouraging results. However, the need for further, more extensive studies was also emphasised. Whilst the new clinical trial currently in progress in Poland may yield data sufficient to obtain marketing approval for Colostrinin in that country, the regulatory authorities in the USA, Europe and other major markets will require the results of larger scale and hence far more costly clinical trials. Results demonstrating the superiority of Colostrinin to existing drug therapies for AD may be needed. Until such trials are successfully completed, the possibility remains that Colostrinin will fail to meet the safety, efficacy and pharmacoeconomic standards required. Either way, the scale, duration, complexity and cost of such trials will almost certainly necessitate the involvement of a development/marketing partner with the necessary resources and experience to undertake such work. Thus a significant level of technical risk remains in the project.

Manufacturing

As discussed in section 4.5, the purification and manufacturing process currently used by ReGen's Polish collaborators, which has been sufficient to satisfy the requirements of the small-scale clinical trials conducted to date, is not well suited to production of Colostrinin on the scale required for larger trials or marketing of the product. Despite nearly two years' collaborative effort with Rentschler, an alternative manufacturing process that is both amenable to scale-up and yields a Colostrinin extract the same as that obtained using the Polish process has not been developed. ReGen will probably have to overcome this hurdle before it can attract the serious interest of potential licensees for the major geographical AD markets. It would also have to demonstrate its ability to supply sufficient product to satisfy market demand in Poland before that country's regulatory authorities would be likely to grant marketing approval for Colostrinin. Manufacturing thus represents an additional area of technical risk associated with the project.

Competition

As mentioned in section 3, there exists a large and diverse range of research and development programmes aimed at bringing to market new, improved drugs for AD. Although relatively few new drugs are expected to reach the market in the next three years (see section 3.3), the market could become considerably more crowded subsequently as products currently in preclinical or early clinical

development receive marketing approval. The timing of Colostrinin's introduction into the major pharmaceutical markets (Europe, North America and Japan) could thus be crucial to the product's commercial success, all other factors (especially efficacy and side-effect profile in comparison with competitive products) being equal. If Colostrinin's development for these markets is subject to delays, the ultimate financial returns to the project could be dramatically reduced.

Management

Since the placing and offer for subscription in November 1998, the level and complexity of activities at ReGen has increased, especially with respect to the clinical development and commercialisation of its primary asset, Colostrinin. This has created an increasing requirement for experienced managerial resources in such areas as clinical trials design and management, regulatory affairs, manufacturing, the management of alliances (e.g. with Rentschler) and business development/licensing. ReGen's future progress would be hampered and be subject to a greater risk of delays or failure without fortification of its managerial resources in these areas. As a significant first step in this direction, ReGen has recently announced the appointment of Mr Michael Harvey (formerly with Medeva Pharma Ltd., a subsidiary of Medeva plc) as Managing Director, subject to successful fund raising. In addition, Mr David Gration, who has previously worked for The Boots Company, Wyeth Laboratories and Celltech, has recently been appointed as a Non-Executive Director. Further senior management appointments will nevertheless almost certainly be necessary.

4.7.2 Sector specific risks

In addition to the project and company specific risk factors summarised in the preceding section, ReGen faces risks typical of any early stage biotechnology company. These include:

- failure to find a suitable development/marketing partner
- dependence on collaborative partners
- possible need for further funding from investors.

Yours faithfully

PharmaVentures Limited"

Terms

Classification of AD based on MMSE scores of 30 = normal, 17–30 = mild, 10–16 = moderate and 10 = severe.

Definitions

Improvement = increasing MMSE score (from 2 point increase upwards) and subjective improvement of social functioning.

Stabilised = MMSE score stabilised +/–2

Deteriorated = Progressive decline in MMSE score > 2 points and subjective decline

List of Abbreviations

A-beta	Amyloid beta
AChE	Acetylcholinesterase
AD	Alzheimer's disease
ADAS-Cog	Alzheimer's Disease Assessment Scale cognitive portion
APP	Amyloid beta precursor protein
BDNF	Brain-derived neurotrophic factor
BEHAVE-AD	Behavioural Pathology in Alzheimer's Disease Rating Scale
bFGF	Basic fibroblast growth factor
CDR	Clinical Dementia Rating
CGCA	Clinical Global Consensus Assessment
CIBIC-plus	Clinician Interview Based Impression of Change
CNS	Central nervous system
CPMP	Commitee on Proprietary Medicinal Products
CREB	cAMP-responsive element binding-protein
CRF	Corticotrophin releasing factor
DAD	Disability Assessment in Dementia
DSM-III-R	American Psychiatric Association Diagnostic and Statistical Manual Version 3
EMEA	European Medicines Evaluation Agency
FDA	Food & Drug Administration
GCP	Good Clinical Practice
IADL	Instrumental Activities of Daily Living
MAO-B	Monoamine oxidase-B
MMSE	Mini-Mental State Examination
NDA	New Drug Application
NFT	Neurofibrillary tangles
NGF	Nerve growth factor
NINCDS-ARDA	National Institute of Neurological Communication Disorders and Stroke/ Alzheimer's Disease and Associated Disorders Association
NK cells	Natural killer cells
NMDA	N-methyl-D-aspartate
NO	Nitric oxide
NOSGER-Total	Nurses' Observation Scale for Geriatric Patients
NZB	New Zealand Black
PBMCs	Peripheral blood mononuclear cells
PHF	Paired helical filaments
PSMS	Physical Self Maintenance Scale

PATENT ATTORNEY'S REPORT

The following is the text of a report from A.A. Thornton & Co, a firm of chartered patent attorneys, European patent attorneys and trade mark attorneys:

"The Directors
ReGen Therapeutics Plc
88 Kingsway
London
WC2B 6AA

Deloitte & Touche Corporate Finance
Colmore Gate
2 Colmore Row
Birmingham
B3 2BN

The Directors
Hoodless Brennan & Partners Plc
40 Marsh Wall
Docklands
London
E14 9TP

Dear Sirs   23 February 2000

We are a firm of chartered patent attorneys, European patent attorneys and trade mark attorneys. Our attorneys are qualified by examination to advise on the procurement and enforcement of intellectual property rights. More specifically, we handle the preparation and filing of new patent applications, we deal with objections raised by Patent Office examiners during examination of the patent applications and we advise on the validity and infringement of patents. We represent our clients directly before the United Kingdom Patent Office and the European Patent Office and we organise the filing of patent applications in other countries through a network of overseas firms.

1. Introduction

1.1   This report considers a family of patent applications filed in Poland in the name "Ludwik Hirszfeld Institute of Immunology and Experimental Therapy Polish Academy of Sciences" ("PAS") and filed under the Patent Cooperation Treaty ("PCT") and in South Africa and Argentina in the joint names of PAS and Georgiades Biotech Limited ("GBL"). These patent applications relate, *inter alia*, to the use of Colostrinin to treat Alzheimer's desease.

1.2   This report also considers a patent application filed under the PCT in the name of ReGen Biotech Limited ("RBL"). This patent application relates to a dietary supplement containing Colostrinin.

1.3   This report also considers a patent application filed in the United Kingdom in the name of ReGen Therapeutics Plc ("RTP"). This patent application relates to the structure of Colostrinin.

1.4   This report also considers further patent applications filed in the United Kingdom in the name of RTP. These patent applications relate to certain peptide segments of Colostrinin of interest in dissolving amyloid beta plaques.

1.5   This report has been compiled by A.A. Thornton & Co. on the instructions of Brobeck, Hale and Dorr ("BHD"), solicitors to The Georgiades Foundation Limited ("GFL"), GBL, RBL and RTP, on the basis solely of the information described in this report. BHD have advised us on the title to the intellectual property rights described in this report, and our statements concerning ownership are based on their advice. This report may not be considered as an opinion of either A.A. Thornton & Co. or BHD on topics not discussed in this report or on matters on which information has not been made available to either A.A. Thornton & Co. or BHD or on matters specifically excluded in this report.

1.6 This report may not be considered as an opinion of either A.A. Thornton & Co. or BHD on whether or not Colostrinin is or will prove to be actually effective in the treatment of Alzheimer's disease or any other condition or as containing any representation that any of the patent applications discussed herein will result in any patents being issued and enforceable.

1.7 A.A. Thornton & Co. are not investment advisers. This report is not to be taken as giving any advice generally on the merits of any investment in RTP or any of its related companies.

2. Background

2.1 A patent gives its registered proprietor the right to prevent others from, *inter alia*, making, using or selling any product or process falling within the scope of the patent. In most countries, the specification of the patent includes a description of the invention and a set of claims which defines the scope of the patent.

2.2 In most countries, an invention will not be patentable unless, at the time the patent application is filed, the invention is novel and inventive over the prior art. An invention will be novel if it has not been disclosed in the prior art. An invention will possess an inventive step if it would not be obvious for a skilled person, who has read the prior art, to make the invention. The criteria used to determine whether novelty and an inventive step are present vary from country to country. To obtain allowance of a patent application, it is often necessary to submit arguments and evidence to the Patent Office in each country in order to persuade it that the invention possesses an inventive step. In most countries, the invention must also be capable of industrial application and the specification must describe the invention sufficiently fully and clearly that it can be carried out by a person skilled in the art.

2.3 In order to obtain a patent, it is first necessary to file a patent application. Usually the patent application will be examined by a regulatory body, such as a national Patent Office, before a patent can be granted. Many Patent Offices will review the application to assess whether the invention is novel, possesses an inventive step and is capable of industrial application. It is common for an initial patent application to be drafted with broad claims which need to be narrowed during prosecution through the various Patent Offices, since it is normally easier to narrow down broad claims than it is to enlarge the scope of narrow claims.

2.4 Patent protection can be obtained by a number of different routes:

2.4.1 a national patent application can be filed at the Patent Office of a country where it is desired to obtain patent protection. Once granted, a national patent will usually establish a monopoly right solely in the country in which the patent was granted. The procedure to secure a national patent varies substantially from country to country, as do the specific requirements for patentability.

2.4.2 a European patent application can be filed, under the provisions of the European Patent Convention, at the European Patent Office and, as at 1 January 2000, can designate any or all of the following member states: Austria, Belgium, Cyprus, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland (including Liechtenstein) and the United Kingdom. Furthermore, as at 1 January 2000, a European patent application can also be extended to cover any or all of: Albania, Latvia, Lithuania, Macedonia, Romania and Slovenia. The European patent application is centrally searched and examined by the European Patent Office. When the European Patent Office is satisfied that the European patent application meets the requirements of the European Patent Convention, the application will proceed to grant, and a European patent will be granted. The grant of the European patent does not result in a single European patent, but in a bundle of national patents corresponding to the member states designated in the European patent application. These European-originating national patents are accepted by the national Patent Offices as equivalent in all material respects to national patents granted out of national applications. In many member states, however, it is necessary to complete certain formalities, such as preparing a translation into a local language, before a European-originating national patent can be effective nationally. Each national patent is enforceable under the local national patent law.

2.4.3 a PCT application, also known as an international patent application, can be filed, under the provisions of the PCT, at any permissible PCT receiving office. The PCT application can designate a large number of countries; a list of these countries, as at 15 June 1999, has been provided in the appendix to this report. As at 3 October 1997, the date of filing of the PCT application referred to in paragraph 3.1 below, the following countries were not member states of the PCT : Albania; Croatia; Cyprus; Gambia; Grenada; Guinea-Bissau; India; South Africa; and United Arab Emirates. In addition, it is possible to file a European patent application via a PCT application, by designating the European Patent Office as a "regional Patent Office". After filing a PCT application, a PCT searching authority will issue an International Search Report indicating prior art it believes to be relevant to the patentability of the invention. It is also possible to ask a PCT examining authority to issue an International Preliminary Examination Report concerning the patentability of the invention claimed in the PCT application. The PCT does not contain any provisions for granting patent applications. In order to obtain a patent from a PCT application, it is necessary to take steps in each country of interest designated in the PCT application. In the case where the European Patent Office has been designated, it is necessary to take steps before the European Patent Office. The national or regional Patent Offices will take into account the International Search Report and any International Preliminary Examination Report.

2.5 Many countries are members of the Paris Convention. If an applicant files a patent application in any Paris Convention country and files subsequent patent applications for the same invention in other Paris Convention countries within 12 months of the first application, the subsequent patent applications can claim priority from the first application. This enables the subsequent applications to be treated as if they were filed on the same date as the first application, at least insofar as the subject matter of the subsequent applications is the same as that of the first application. It is also possible for European patent applications and for PCT applications to claim priority from an earlier patent application filed in a Paris Convention country within the preceding 12 months.

2.6 In many countries, the patent legislation requires that patent applications are published about 18 months after the earliest claimed priority date. This also applies to European patent applications and to PCT applications. At this stage, third parties are able for the first time to read the specification of the patent application and to see the scope of the claims being sought. In many countries, it is possible after a patent has been granted, assuming the patent to be valid, for the patent proprietor to recover damages in respect of third party infringement that occurred between publication of the application and grant of the patent. It is not usually possible, however, to take legal action to restrain infringement or to recover damages until after the patent has been granted.

2.7 After a patent has been granted it is possible, in most countries, for a third party to challenge its validity. It is common for the defendant in an action for infringement of a patent to counterclaim that the patent is invalid, as part of a defence to the allegation of infringement. If the challenge to the validity is upheld by a Patent Office or court, the patent will be partially or wholly revoked. Some patent systems allow a period during which the grant of the patent may be opposed by third parties. For example, the grant of European patents can be opposed by third parties at any time within nine months of the date of grant. It is usually to the advantage of third parties to challenge validity within the opposition period, rather than afterwards, because the procedure is less expensive.

2.8 In general, the revocation of a patent in one country does not directly affect the status of equivalent patents in other countries, although the finding of invalidity in one country may have a persuasive effect on a court in a different country. Thus, a third party who seeks revocation of a patent in a number of countries may have to bring separate actions in each country. One exception to this is the European patent opposition procedure, where revocation of the European patent by the European Patent Office will lead to revocation of the patent in all designated states.

2.9 Once granted, patents remain in force for a specified period, subject to the payment of renewal fees which are usually due annually. In general, most countries specify a patent life of 20 years from the date of filing the patent application. Some countries, including the UK, will allow an extended period of protection beyond 20 years for inventions which relate to medicinal or pharmaceutical products, provided that the relevant statutory conditions for the extension can be met. This extension of the patent rights is commonly known as a supplementary protection certificate or SPC.

2.10 Patents, and applications for patents, can be assigned or licensed at any time, subject to the agreement of the parties concerned. It is usually advisable, and sometimes essential, to inform the national Patent Office of the licence or assignment.

2.11 Patent laws relating to the protection of compositions for use in human or animal therapy, and the way in which patent applications for such compositions must be drafted, vary substantially from country to country. Broadly, countries fall into one of three categories so far as their laws in this respect are concerned, namely:

2.11.1 countries that do not allow the patenting of compositions for use in human or animal therapy;

2.11.2 countries that only allow the patenting of a composition for use in human or animal therapy if the composition has not previously been known to have any therapeutic uses. In such countries, it is not possible to obtain patent protection for any new therapeutic use of the composition, after information about the first use has become available to the public; and

2.11.3 countries that allow the patenting of a composition for use in human or animal therapy, and also provide a way of obtaining further patent protection when a new therapeutic use of the composition is discovered. It is still necessary that all the other requirements for patentability, such as the presence of an inventive step and of an adequate disclosure, are met. In this situation, the claims usually need to be placed in a special form. If the claims are placed in the required form, in most countries they should cover the manufacture, sale and use of the composition for the new therapy. The claims will not, however, cover the manufacture, sale or use of the composition for the first discovered therapy or for any subsequently discovered different therapies.

2.12 The area of patent law discussed in paragraph 2.11 is under constant change and it is impossible to guarantee that the position in any particular country will not change in the future. As of 1 January 2000, the countries in the following non-exhaustive list all fell within the category of paragraph 2.11.3 above: Argentina; Australia; Canada; China; Japan; New Zealand; South Africa; and the United States of America. As of 1 January 2000, the European Patent Office considered that the European Patent Convention also fell within the category of paragraph 2.11.3 above. It is likely, but not certain, that all member states of the European Patent Convention will also take this view.

2.13 At present, Poland does not fall within the category of paragraph 2.11.3 above. However, it can still be possible to secure patent protection in Poland when a new therapeutic use of a known therapeutic composition is discovered, provided that the claims can be directed to a pharmaceutical formulation which is, in itself, novel and inventive. The formulation may be, for example, a novel combination of the known composition with other materials and/or a novel physical form of the known composition.

3. The PAS/GBL patent family

3.1 PAS and GBL are joint applicants in respect of one patent family (the "family of applications") relating to therapeutic uses of Colostrinin. This family now includes one patent that has been granted in South Africa (see paragraph 3.4 below). The members of the family of applications are tabulated below:

Applications filed nationally

Countries	Filing Date	Application no.	Status	Expiry date
Poland	3 Oct 96	316416	Pending (Published)	3 Oct 2016
South Africa	3 Oct 97	97/8885	Granted	3 Oct 2017
Argentina	3 Oct 97	P970104585	Pending	3 Oct 2017

Notes:

(i) South African and Argentinian applications claim priority from Polish Application Number 316416.

(ii) Separate applications were filed in South Africa and Argentina because these countries were not members of the PCT at the time. Subsequently, South Africa joined the PCT, but, as at 1 January 2000, Argentina was still not a member of the PCT.

(iii) The Polish application was filed solely in the name PAS, while the other applications were filed jointly in the names PAS and GBL.

Applications filed via the PCT

Countries	Filing Date	Application no.	Status Superceded by national phase (ex-PCT) applications	Expiry date
PCT designating all member states	3 Oct 97	GB97/02721		Not applicable
Australia (ex-PCT)	3 Oct 97	45651/97	Pending	3 Oct 2017
Brazil (ex-PCT)	3 Oct 97	002648	Pending	3 Oct 2017
Canada (ex-PCT)	3 Oct 97	2,266,859	Pending	3 Oct 2017
China (ex-PCT)	3 Oct 97	97198535.9	Pending	3 Oct 2017
Czech Republic (ex-PCT)	3 Oct 97	PV1149.99	Pending	3 Oct 2017
Europe (ex-PCT)	3 Oct 97	97944005.4	Pending	3 Oct 2017
Hungary (ex-PCT)	3 Oct 97	Not Known at this time	Pending	3 Oct 2017
Israel (ex-PCT)	3 Oct 97	129211	Pending	3 Oct 2017
Japan (ex-PCT)	3 Oct 97	10-516329 (516329/98)	Pending	3 Oct 2017
Mexico (ex-PCT)	3 Oct 97	993108	Pending	3 Oct 2017
New Zealand (ex-PCT)	3 Oct 97	334911	Pending	3 Oct 2017
Poland (ex-PCT)	3 Oct 97	P-332632	Pending	3 Oct 2017
Russia (ex-PCT)	3 Oct 97	99109093	Pending	3 Oct 2017
Singapore (ex-PCT)	3 Oct 97	9901387-2	Pending	3 Oct 2017
South Korea (ex-PCT)	3 Oct 97	1999-7002904	Pending	3 Oct 2017
Turkey (ex-PCT)	3 Oct 97	1999/01022	Pending	3 Oct 2017
UK (ex-PCT)	3 Oct 97	9908331.3	Pending	3 Oct 2017
USA (ex-PCT)	3 Oct 97	09/269,845	Pending	3 Oct 2017

Notes:

(i) PCT application and all the ex-PCT applications claim priority from Polish Application Number 316416.

(ii) The PCT application, and all the ex-PCT applications were filed jointly in the names PAS and GBL.

(iii) The European patent application designates Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Monaco, Netherlands, Portugal, Spain, Sweden, Switzerland (including Liechtenstein) and the United Kingdom.

Scope

3.2 This opinion is confined only to those claims of the family of applications which relate to pharmaceutical compositions containing Colostrinin for use in the treatment of Alzheimer's disease. Some of these claims are broad enough to cover Colostrinin obtained by natural and synthetic routes, and to cover natural Colostrinin derived from ovine and non-ovine sources.

3.3 We have concluded that the use of Colostrinin to treat Alzheimer's disease has not been disclosed in any of the prior art known to us. We have not, however, conducted any independent full prior art search, and the reader is referred to paragraph 3.11 below. It is our opinion that, having regard to the prior art known to us, it would be possible, in those countries which fall within the category discussed in paragraph 2.11.3 above, to obtain patent protection covering the use of pharmaceutical

compositions containing Colostrinin for the treatment of Alzheimer's disease. Furthermore, on the basis of present information, we do not expect to have to limit the scope of the protection to exclude pharmaceutical compositions that contain Colostrinin derived from a non-ovine natural source, or that contain Colostrinin produced by a synthetic route. There can be no guarantee at this early stage that such patent protection will be obtained in any particular country. Whether or not such protection will be obtained in a particular country depends upon the patent law of the country in which the application is examined, upon the arguments and evidence that can be provided to the local Patent Office, and also upon whether any Patent Office or third party is able to find relevant prior art which is not presently known to us.

3.4   A patent has now been granted in South Africa, which includes claims directed to the use of Colostrinin in the treatment of Alzheimer's disease.

3.5   The ex-PCT applications and the Argentinian application are at an early stage in their prosecution. An International Search Report and an International Preliminary Examination Report have been issued in respect of the PCT application. Furthermore, a substantive examination report has been issued in respect of the UK and New Zealand ex-PCT applications. At present, it is not possible to be certain of the exact scope of the protection that will be obtained, if any.

Inventors and ownership

3.6   The named inventors of the family of applications are M. Janusz, J. Lisowski and A. Dubowska-Inglot, who are also applicants for the USA designation of the PCT application (in the USA it is mandatory for the inventors to be designated as applicants). PAS is the applicant for the Polish application. PAS and GBL are joint applicants for the other countries designated in the PCT application, and for the South African and Argentinian applications. We have been advised by BHD that PAS informed them of the following: that the inventors were employees of PAS when they made the invention, that the inventors' rights to the invention, including the right to apply for patents, belong to PAS as a result of the application of Polish law and that there was no agreement to the contrary between PAS and the inventors as to ownership of the inventors' rights. Neither we, nor BHD, can guarantee that this information is accurate, although we have no reason to believe it is inaccurate. We were also advised by BHD that, by way of an agreement dated 10 October 1997, PAS has assigned its rights to the invention, including its rights to apply for patents, to GBL, subject to joint ownership by PAS and GBL until certain contractual conditions are fulfilled.

Prosecution history

3.7   The original Polish application was filed on 3 October 1996 and the PCT, South African and Argentinian patent applications were filed on 3 October 1997 claiming priority from the Polish application.

3.8   An International Search Report and an International Preliminary Examination Report was issued in respect of the PCT application, and these reports are discussed in paragraphs 3.10 to 3.19 below. In addition, we have received substantive examination reports in respect of the UK and New Zealand (ex-PCT) applications. No other Patent Office search reports or substantive examination reports have been received. It should be noted that the South African patent was issued without any search or substantive examination report: this is normal procedure in South Africa.

3.9   The PCT application was published on 9 April 1998, under publication number WO 98/14473. The Polish patent application was published by the Polish Patent Office on 15 April 1998.

Patentability

3.10   The PCT International Search Report cited the following references:

3.10.1   A.D. Inglot et al, "Colostrinine [sic]: a proline-rich polypeptide from ovine colostrum is a modest cytokine inducer in human leukocytes", Archivum Immunologiae et Therapiae Experimentalis, vol. 44, 1996, pages 215-224 (hereinafter "reference 1").

3.10.2   M. Zimecki et al, "Effect of a proline-rich polypeptide (PRP) on the development of Hemolytic anemia and survival of New Zealand black (NZB) mice", Archivum Immunologiae et Therapiae Experimentalis, Vol. 39, 1991, pages 461-467 (hereinafter "reference 2").

3.10.3   "PRP", Unlisted Drugs, vol. 41, no.3, 1989, page 52e (hereinafter "reference 3").

3.10.4 M. Janusz *et al*, "Chemical and physical characterization of a proline-rich polypeptide from sheep colostrum", The Biochemical Journal, vol. 199, no.1, 1981, pages 9-15 (hereinafter "reference 4").

3.10.5 M. Janusz *et al*, "Isolation and characterisation of a proline-rich polypeptide from ovine colostrum", FEBS Letters, vol. 49, no. 2, 1974, pages 276-279 (hereinafter "reference 5").

3.10.6 M. Janusz and J. Lisowski, "Proline-rich polypeptide (PRP) an immunomodulatory peptide from ovine colostrum" Archivum Immunologiae et Therapiae Experimentalis, vol. 41, 1993, pages 275-279 (hereinafter "reference 6").

3.11 Some limited prior art searching was carried out by us and by Dr. Georgiades, a director of GBL, before the PCT application was filed. This searching did not reveal any documents disclosing the use of Colostrinin to treat Alzheimer's disease. We are aware, however, of the following references which were not cited in the international search report:

3.11.1 A.D. Inglot *et al*, "Coincidence between spontaneous release of interferon and tumor necrosis factor by colostral leukocytes and the production of colostrinine by human mammary gland after normal delivery", Archivum Immunologiae et Therapiae Experimentalis, vol. 45, 1997, pages 109-117 (hereinafter "reference 7").

3.11.2 A.D. Inglot *et al*, "Colostrinin for treatment of Alzheimer's disease", European Cytokine Network, vol. 7, no. 3, September 1996 (hereinafter "reference 8").

This searching was very limited and should not be considered as a full independent prior art search. Apart from this limited search, and the international search report, we are not aware of any other searching having been carried out.

3.12 The International Search Report was carried out by the European Patent Office, which is generally considered to provide searches of good quality, and we believe that it is reasonable to assess the patentability of the application on the basis of the results of this search. It should be noted, however, that no search is guaranteed to find every relevant prior art reference and there is a possibility that relevant prior art exists of which we have not yet become aware.

3.13 In the International Search Report it was stated that reference 1 was published in August 1996. We considered that the International Search Report was wrong in this matter, as we had previously established from the publisher of reference 1 that it was not published earlier than 8 October 1996. We contacted the European Patent Office and asked on what basis it stated that reference 1 was published in August 1996. After an investigation, the European Patent Office issued a letter accepting that there was no evidence that reference 1 was available to the public earlier than 8 October 1996. In these circumstances, it is our opinion that reference 1 will not be effective as prior art against the family of applications, except against any claims which are not entitled to the priority date of 3 October 1996.

3.14 References 2 to 6 appear to have been made available to the public prior to 3 October 1996. Some of these references disclose, among other things, that a proline rich polypeptide ("PRP") derived from ovine colostrum can be used to treat diseases of the immune system in mice. It is our understanding that the PRP referred to in these references comprises Colostrinin derived from ovine colostrum. References 2 to 6 do not, however, disclose the use of the PRP or Colostrinin in the treatment of Alzheimer's disease: this specific use of Colostrinin appears novel over the disclosure of references 2 to 6. Assuming that it would not be possible to predict from the disclosure of references 2 to 6 that Colostrinin would have an effect on Alzheimer's disease, it is likely that it will be possible to obtain patent protection covering pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease in many of those countries that fall into the category discussed in paragraph 2.11.3 above. As noted above, Poland does not, at present, fall within the category discussed in paragraph 2.11.3. This means that the claims of the Polish application cannot rely for their novelty upon the specific application of Colostrinin to the treatment of Alzheimer's disease. Thus, the question of the patentability of the Polish application is not within the scope of this report, as the claims of the Polish application cannot rely for their novelty upon the specific application of Colostrinin to the treatment of Alzheimer's disease. Nevertheless, the Polish application does include claims for certain pharmaceutical formulations containing Colostrinin, and we can say that, in principle, such claims could be patented in Poland, provided that the claimed pharmaceutical formulations are, in themselves, novel and inventive over the prior art.

53

3.15 Reference 7 was not published before 1997. Assuming that there was no disclosure of the contents of reference 7 prior to 3 October 1996 (and we have no reason to believe that there was any such disclosure), this reference will not be effective as prior art against the family of applications, except against any claims which are not entitled to the priority date of 3 October 1996.

3.16 Norton Rose, a firm of solicitors who acted in the past for GBL, have advised us that GBL instructed them to conduct an investigation into the date on which reference 8 was first made available to the public. Concerns arose since reference 8 (as detailed in paragraph 3.11.2 above) had a date of September 1996. If this date did, in fact, correspond to the date of public disclosure, reference 8 would be effective as prior art against the family of applications. We were advised by Norton Rose that, based on the results of this investigation, it is unlikely, even though no guarantee can be provided in this respect, that reference 8 was first made available to the public prior to the priority date of 3 October 1996, since the journal in question was not sent out by the publisher for distribution by post to its subscribers before 30 September 1996 and the mailing service used was such that delivery would be very unlikely to occur in fewer than three days.

3.17 Under the European Patent Convention, as interpreted by the EPO Boards of Appeal, the date on which reference 8 would be considered first made available to the public will be the earliest date on which it was received by any of its subscribers anywhere in the world. We have been informed that it is not possible to confirm this date since GBL cannot, and indeed, no third party can, have access at this time to the list of subscribers. This list is the proprietary information of the publisher. Nonetheless, we were advised by Norton Rose that, on a balance of probabilities, based on the information available, it is unlikely that reference 8 was first made available to the public prior to 3 October 1996. A third party could always attempt to prove that one of the subscribers received reference 8 before 3 October 1996. Although it is not possible to give a definitive opinion on this issue, we believe it is reasonable to assume that reference 8 is not effective as prior art, at least so far as the European Patent Office is concerned, except against any claims which are not entitled to the priority date of 3 October 1996. It is also reasonable to assume that this will also be the position in many other countries designated in the PCT application.

3.18 To summarise, on the basis of the information discussed above, there does not appear to be any known prior art that would make it impossible to obtain patent protection covering pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease in those countries that fall into the category discussed in paragraph 2.11.3 above.

3.19 In the PCT International Preliminary Examination Report, the PCT Examiner expressed the opinion that the claims directed to the use of Colostrinin to treat Alzheimer's disease were patentable. There is nothing in the substantive examination reports issued by the UK and New Zealand Patent Offices which contradicts this view. It should be noted that in the substantive examination report issued by the UK Patent Office the examiner raised a fallacious objection citing reference 1 as prior art. This mistake was caused by the fact that the UK Patent Office did not receive a copy of the letter of the European Patent Office mentioned in paragraph 3.13 above. We have sent the UK Patent Office a copy of this letter, and we are confident that they will withdraw their objection based on reference 1 as prior art.

4. Sufficiency of the specification for the PCT, South African and Argentinian applications

4.1 In order to provide valid patent protection, the disclosure of a patent must be sufficient to enable the invention to be carried out by a person skilled in the art. The detailed requirements of whether or not a disclosure is sufficient vary from country to country, but the basic requirements are much the same. It should be noted that it is not usually possible to cure an insufficiency during prosecution of a patent application or after grant.

4.2 As far as we are aware, the precise chemical structure of Colostrinin was not known at the date of filing the PCT application. It was therefore necessary to describe Colostrinin by means of certain physical characteristics and also by means of a method by which the Colostrinin could be extracted from colostrum. We have been informed that:

4.2.1 the characteristics of Colostrinin described in the specification are correct and that the extraction method described in the specification would enable a person skilled in the art to produce the Colostrinin;

4.2.2 the characteristics of Colostrinin described in the specification will serve to distinguish Colostrinin from any other component of colostrum; and

4.2.3 Colostrinin produced synthetically would also have the characteristics of the Colostrinin described in the specification.

4.3 On the basis that the assumptions in paragraph 4.2 above are correct, the description of Colostrinin in the specification should be sufficient for most countries. On the same basis, we consider that, in at least some countries, the specification should be sufficient to support claims that are broad enough to cover the therapeutic use of Colostrinin produced by natural routes and Colostrinin produced by synthetic routes.

4.4 The specification has been drafted to cover therapeutic uses of Colostrinin derived from both ovine and non-ovine sources. Furthermore, the specification describes a method of extracting Colostrinin from ovine colostrum. We are informed that this method would be suitable for extracting Colostrinin from both ovine and non-ovine sources. Assuming this is true, and assuming that the information in paragraph 4.2 above is correct, the specification should be sufficient, in at least some countries, to support claims covering the therapeutic use of Colostrinin derived from ovine and non-ovine sources.

4.5 The specification clearly discloses and claims that Colostrinin can be used in the treatment of Alzheimer's disease. The specification includes examples that are intended to demonstrate that Colostrinin is useful in the treatment of Alzheimer's disease. It is possible that some Patent Offices will ask for additional information concerning the effectiveness of Colostrinin in the treatment of Alzheimer's disease before they will accept that Colostrinin is actually effective in the treatment of Alzheimer's disease. Provided that any such additional information can be made available to any Patent Office that requires it, we would expect that, in many countries, the specification will be sufficient to support claims to the use of Colostrinin to treat Alzheimer's disease.

4.6 In the PCT International Preliminary Examination Report, the Examiner did not raise any objections to the sufficiency of the application. Nor was any such objection raised in the substantive examination reports issued by the UK and New Zealand Patent Offices.

5. Sufficiency of the specification for the Polish application

5.1 The primary purpose of the Polish application is to provide a priority document from which the subsequent applications in the family of applications can claim priority. Furthermore, the original Polish application may eventually be abandoned in favour of Polish application no. 332632 derived from the PCT application.

5.2 If the disclosure of the Polish application is not adequate, some claims of the subsequent applications in the family of applications may not be entitled to the priority date. References 1,7 and 8 would be fully citable as prior art against any claim that is not entitled to the priority date of 3 October 1996 and such claims may be invalid, owing to the disclosure of these references.

5.3 The Polish application clearly discloses the use of Colostrinin in the treatment of Alzheimer's disease. In the circumstances, we believe that claims directed to the use of Colostrinin in the treatment of Alzheimer's disease would be entitled to the priority date of 3 October 1996.

5.4 Although the Polish application discloses how to make Colostrinin by natural routes, it does not explicitly disclose that the Colostrinin can be made by synthetic routes. The skilled person reading the Polish application would, of course, know that it would be possible, in principle, as in the case of other substances, to produce Colostrinin synthetically. The broadest claims of the PCT application, the ex-PCT applications, the Argentinian application and the South African patent do not contain any restriction as to whether the Colostrinin has been produced by natural or synthetic routes. Providing that the information in paragraph 4.2 above is correct, we believe that, in at least some countries, such claims are entitled to the priority date of the Polish application.

5.5 Although the Polish application relates primarily to Colostrinin derived from ovine sources, it does disclose that the Colostrinin can also be derived from other farm animals or from humans. Furthermore, the Polish application also discloses that the Colostrinin can be derived from human colostrum using the same technique as that used to derive Colostrinin from ovine colostrum. The broadest claims of the PCT application, the ex-PCT applications, the Argentinian application and

the South African patent do not contain any restriction as to whether the Colostrinin has been derived from an ovine or non-ovine source. On the basis of current information we believe that, in at least some countries, such claims are entitled to the priority date of the Polish application.

5.6 In the PCT International Preliminary Examination Report, the Examiner did not raise any objections to the sufficiency of the Polish application or to the validity of the priority claim. Nor were any such objections raised in the substantive examination reports issued by the UK and New Zealand Patent Offices.

6. The Dietary Supplement Patent Application

Scope

6.1 This application relates to a dietary supplement containing Colostrinin and at least one of selenium and lactoferrin. The combination of Colostrinin with selenium and/or lactoferin is said to produce a synergistic effect.

Inventors and ownership

6.2 We have been informed by Dr. J.A. Georgiades that he is the sole inventor for the invention described in this application. We have been advised by BHD that Dr. Georgiades has assigned his rights to the invention, including the right to apply for patents, to GFL, subject to the terms of a contract between him and GFL. We have also been advised by BHD that GFL subsequently assigned the rights to the invention, including the right to apply for patents, to RBL.

Prosecution

6.3 This application was first filed on 16 June 1998 as UK patent application no. 9813031.3. The application was filed in the name of RBL. This application was subsequently abandoned in favour of a PCT application filed on 15 June 1999 which was accorded the application no. PCT/GB99/ 01878. This PCT application designates the states set out at the end of this report and claims priority from UK patent application no. 9813031.3. The PCT application was published on 23 December 1999 under the publication number WO99/65329.

Patentability

6.4 There has been no prior art search in respect of this invention. In particular, as at 1 January 2000, the International Search Report has not yet been issued. In the circumstances, it is impossible to comment usefully on patentability at this stage.

7. The Colostrinin Structure Patent Application

Scope

7.1 This application relates to structure of Colostrinin. We cannot provide further details because the release of any further information at this stage may compromise the patentability of the invention, the application having been filed only recently.

Inventors and ownership

7.2 We have been informed by Dr. J.A. Georgiades that he is the sole inventor for the invention described in this application. We have been advised by BHD that Dr. Georgiades has assigned his rights to the invention, including the right to apply for patents, to RTP, subject to the terms of a contact between him and RTP.

Prosecution

7.3 The application was filed at the UK Patent Office on 2 June 1999, and has been accorded the application no. 9912852.2. It was filed in the name of RTP. There has not yet been any search report issued by the Patent Office, and, in the normal course of events, a search report would not be expected for at least 9 months. It will be possible to file foreign applications, claiming priority from this application, within 12 months of the UK filing date.

Patentability

7.4 There has been no prior art search in respect of this invention, so it is impossible to comment usefully on patentability at this stage.

8.   The Dissolution of β-amyloid Plaques Applications

Scope

8.1   These applications relate to certain peptide segments of Colostrinin. We cannot provide further details because of the release of any information at this stage may compromise the patentability of the inventions, the applications having been filed only recently.

Inventors and ownership

8.2   We have been informed by BHD that RTP owns the rights to this invention.

Prosecution

8.3   The applications were filed in the UK Patent Office on 26 January 2000, and we cannot provide any further details at this time. It will be possible to file foreign applications, claiming priority from these applications, within 12 months of the UK filing date.

Patentability

8.4   There has been no prior art search in respect of these inventions, so it is impossible to comment usefully on patentability at this stage.

9.   Exploitation and third party rights

9.1   No infringement searches have been made in connection with any of the applications discussed in our letter.

10.   Summary

10.1   PAS and GBL are joint applicants for a family of applications relating to therapeutic uses and formulations of Colostrinin, except in Poland where PAS is sole applicant. Most of the applications are at an early stage of prosecution, except in South Africa where a patent has been granted. It will be appreciated that it is not possible at this early stage to predict the exact scope of protection that will be obtained in each country of interest. Some potential problems have been discussed above. Notwithstanding these caveats, it is our present opinion that it will be possible to obtain a European patent, and patents in other countries, which cover the manufacture, sale and use of pharmaceutical compositions containing Colostrinin for the treatment of Alzheimer's disease.

10.2   RBL is the applicant for a PCT patent application relating to a dietary supplement containing Colostrinin. We are unable at present to comment usefully on the patentability of the invention described in this application.

10.3   RTP is the applicant for a United Kingdom patent application relating to the structure of Colostrinin. We are unable at present to comment usefully on the patentability of the invention described in this application.

10.4   RTP is the applicant for the United Kingdom patent applications relating to certain peptide segments of Colostrinin which are of interest in dissolving β-amyloid plaques. We are unable at present to comment usefully on the patentability of the inventions described in these applications.

Yours faithfully

A. A. Thornton & Co."

Appendix

Designated PCT member states

When the PCT application for the dietary supplement was filed (15 June 1999) all PCT member states were designated. They were:

Albania	Grenada	Norway
Armenia	Guinea	Poland
Australia	Guinea-Bissau	Portugal
Austria	Hungary	Romania
Azerbaijaan	Iceland	Russian Federation
Bosnia and Herzogovina	India	Saint Lucia
Barbados	Indonesia	Senegal
Belarus	Ireland	Sierra Leone
Belgium	Israel	Singapore
Benin	Italy	Slovakia
Brazil	Japan	Slovenia
Bulgaria	Kenya	South Africa
Burkino Faso	Kyrgyzstan	Spain
Cameroon	Korea (North)	Sri Lanka
Canada	Korea (South)	Sudan
Central African Republic	Kazakstan	Swaziland
Chad	Latvia	Sweden
China	Lesotho	Switzerland
Congo	Liberia	Tajikstan
Côte d'Ivoire	Liechtenstein	Togo
Croatia	Lithuania	Trinidad and Tobago
Cuba	Luxembourg	Turkey
Cyprus	Macedonia	Turkmenistan
Czech Republic	Madagascar	Uganda
Denmark	Malawi	Ukraine
Estonia	Mali	United Arab Emirates
Finland	Mauritania	United Kingdom
France	Mexico	United States of America
Gabon	Moldova, Republic of	Uzbekistan
Gambia	Monaco	Vietnam
Georgia	Mongolia	Yugoslavia
Germany	Netherlands	Zimbabwe
Ghana	New Zealand	
Greece	Niger	

PART VII

GOVERNMENT REGULATION

The description in this Part VII is a brief, non-exhaustive summary of the process for drug approval. Particular requirements and regulations vary from country to country:

Government regulation

In most major markets in the world, companies operating in the field of pharmaceuticals are subject to strict controls on the manufacture, labelling, supply and marketing of pharmaceutical products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. Such approval requires the evaluation of data relating to the quality, safety and efficacy of a product for its proposed clinical use.

The submission of an application to a regulatory authority does not guarantee that a licence to market the product will be granted by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting an approval even though the relevant product may have been approved by another country's authority.

The United Kingdom, the USA, many countries in continental Europe, Australia and Canada have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process. The time taken to obtain such approval in particular countries varies, but can be up to five years from the date of application, depending upon the type of product, the data provided by the applicant, the degree of control exercised by the regulatory authority and the efficiency of its scientific evaluation and administrative procedures. The trend over the years has been towards greater regulation, higher standards and greater harmonization although this has not necessarily led to increases in time to grant approval for marketing in the major markets.

In the United Kingdom, the regulatory authority is the Medicines Control Agency ("MCA"), which is part of the Department of Health. Under the Medicines Act 1968, the manufacture, wholesaling, import and marketing of medicines are controlled through a comprehensive licensing scheme operated by the MCA.

The European Medicines Evaluation Agency ("EMEA") provides a mechanism for European Union member states to exchange information on all aspects of product licensing. It co-ordinates the assessment of licence applications submitted under two different procedures, the multi-state and the concertation procedures. The multi-state procedure enables the simultaneous assessment of the same application in European Union member states following approval in one member state. The concertation procedure enables the simultaneous assessment of certain products in European Union member states, e.g. biotechnology products (mandatory) and particularly innovative products or those of significant therapeutic value (optional) without prior approval in any one member state. At present, the issue of licences is the final responsibility of the competent authorities in each individual member state.

In Poland, pharmaceutical products must obtain an entry in the Register of Pharmaceuticals and Medicines before being introduced into the Polish market. The Register is kept by the Minister for Health and Social Welfare. Applications for pharmaceutical products to be entered on the Register will be evaluated by the Registration Commission for Pharmaceutical and Medical Materials. The Commission evaluates the effectiveness, safety of use and usefulness of the drug.

Evaluation of products

When initial research objectives have been attained and a substance has been identified, a phase of preclinical evaluation follows. In such evaluation the details of its biological action, tests in various species relating to its safety and optimal methods of [manufacture] are studied. In many countries, for a new chemical entity, this phase rarely takes less than two years and often much longer. Many substances fail to pass satisfactorily such rigorous evaluation.

Phase I and II, the phases of early clinical trials, establish how the substance is absorbed, distributed, metabolised and excreted by humans. Phase I establishes toxicity. Phase II establishes dose ranging and whether it has sufficient efficacy to justify further development.

Phase III trials are carried out in a much wider range of patients, comparing the new product with existing treatments or with a placebo. These trials are the main sources of efficacy and safety data on the candidate pharmaceutical product. In addition the trials allow analysis of the effect on the patient's quality of life and allow measurement of the economic value of the new pharmaceutical product.

59

The phases of clinical trial are not always carried out sequentially. Phase II and III are sometimes run together to reduce the time taken for important products to be brought to the market.

Phase IV trials more commonly known as post marketing surveillance are often carried out after initial launch of the product to continue to monitor the product's long term efficacy and safety.

ADDITIONAL INFORMATION

1. The Company, the Subsidiaries and their share capital

(a) The Company was incorporated in England and Wales as a public limited company on 11 February 1998 under the Act and with registered number 3508592 under the name Bigboom Plc. It changed its name to ReGen Therapeutics Plc on 8 June 1998. Its principal place of business in the United Kingdom is 88 Kingsway, London, WC2B 6AA and its registered office is 8 Baker Street, London, W1M 1DA.

(b) The liability of the members of the Company is limited.

(c) The authorised and issued share capital of the Company at the date of this document and following completion of the Placing and Offer (assuming full subscription) is/will be as follows:

	Authorised Number of Ordinary Shares	£	Issued fully paid Number of Ordinary Shares	£
Current	700,000,000	35,000,000	33,681,299	1,684,065
Proposed	700,000,000	35,000,000	51,538,441	2,576,922

(d) The following changes to the share capital of the Company have taken place since incorporation of the Company on 11 February 1998:

(i) the Company was incorporated with an authorised share capital of £50,000 divided into 50,000 ordinary shares of £1.00 each, of which 2 ordinary shares were allotted to the subscribers;

(ii) on 17 July 1998, pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company:

1. the Company's authorised share capital was increased from £50,000 to £35,000,000 by the creation of 34,950,000 new ordinary shares of £1.00 each;

2. each of the existing issued and unissued ordinary shares of £1.00 in the capital of the Company were subdivided into 20 Ordinary Shares; and

3. the directors of the Company were generally authorised in accordance with section 80 of the Act to allot relevant securities up to an aggregate nominal value of £35,000,000, such power to expire on 30 June 2003;

(iii) on 6 October 1998, the Company issued 28,333,333 Ordinary Shares by way of consideration for the purchase by the Company of the Georgiades Foundation;

(iv) on 7 December 1998, the Company issued 2,683,260 Ordinary Shares at a price of 50p each pursuant to a placing and offer for subscription. Furthermore, in connection with the placing and offer for subscription the Company issued on 6 January 1999, 563,524 Ordinary Shares at a price of 19.23p to the underwriters;

(v) on 18 December 1998, the Company issued 501,142 Ordinary Shares at a price of 50p each by way of conversion of outstanding loans to the Company amounting to £250,571; and

(vi) on 21 October 1999, the Company issued 1,600,000 Ordinary Shares at a price of 18.5p each.

(e) An extraordinary general meeting of the Company to be held on 22 March 2000 has been convened, *inter alia*, for the passing of the following resolutions:

(i) to generally and unconditionally authorise the Directors pursuant to Section 80 of the Act (in substitution for all other authorities pursuant to Section 80 of the Act or otherwise) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) but limited to:

1. the allotment of shares pursuant to the exercise of any options or other rights over relevant securities granted by the Company prior to the passing of the resolution;

2. the allotment of up to 17,857,142 Ordinary Shares pursuant to the Placing and the Offer;

3.   the grant of an option, pursuant to the Sponsorship Agreement, over 1,250,000 Ordinary Shares to Hoodless Brennan & Partners Plc at an exercise price of 28p per share;

4.   the grant of options over relevant securities (and the allotment of shares on exercise thereof) pursuant to the Share Option Scheme;

5.   the allotment of relevant securities up to an aggregate nominal amount of the lesser of (a) the unissued share capital of the Company immediately following completion of the Proposals, and (b) the amount which represents one-third of the nominal amount of the issued ordinary share capital of the Company immediately following completion of the Proposals plus £45,000, being the nominal amount reserved for the grant of options over relevant securities (and the allotment of shares on the exercise thereof) under the Share Option Scheme.

Such authority (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in the year 2001 save that the Company may before such expiry make an offer, agreement or other arrangement which would or might require any such relevant securities to be allotted after such expiry and the Directors may allot such relevant securities pursuant to any such offer, agreement or other arrangement as if the authority thereby conferred had not expired.

For the purposes of this sub-paragraph and sub-paragraph (ii) below "Proposals" shall mean the allotment of the New Ordinary Shares and any Ordinary Shares to be allotted upon the exercise of any options or other rights granted in respect of Ordinary Shares by the Company prior to the passing of the resolution; and

(ii)   to generally empower the Directors to allot equity securities (within the meaning of Section 94(2) of the Act or otherwise) of the Company (in substitution for all other authorities pursuant to Section 95 of the Act) for cash pursuant to the authority referred to in sub-paragraph (i) above as if Section 89(1) of the Act, or any pre-emption provisions contained in the Articles of Association, did not apply to any such allotment, provided that this power shall be limited to:

1.   the allotment of shares pursuant to the exercise of any options or other rights over equity securities granted by the Company prior to the passing of the resolution;

2.   the allotment up to 17,857,142 Ordinary Shares pursuant to the Placing and the Offer;

3.   the grant of an option, pursuant to the Sponsorship Agreement, over 1,250,000 Ordinary Shares to Hoodless Brennan & Partners Plc at an exercise price of 28p per share;

4.   the grant of options over equity securities (and the allotment of shares on exercise thereof) pursuant to the Share Option Scheme;

5.   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as may be) to their then holdings of such securities, but subject to the Directors having the right to make such exclusions or other arrangements in connection with such offer as they deem necessary or expedient to deal with fractional entitlements and legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange or otherwise howsoever; and

6.   any other allotment (otherwise than pursuant to sub-paragraphs 1., 2., 3., 4. and 5. of this sub-paragraph) of equity securities up to an aggregate nominal value of five per cent. of the issued ordinary share capital of the Company immediately following completion of the Proposals.

Such authorities and powers (unless previously revoked, varied or renewed) shall expire on the earlier to occur of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in the year 2001 save that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities pursuant to any such offer, agreement or other arrangement as if the power thereby conferred had not expired.

(f) The Company does not have in issue any securities not representing share capital and there are no outstanding convertible securities issued by the Company. However, the Company has entered into a put and call option agreement with Rentschler under which, in certain circumstances, the Company may elect or be required to issue Ordinary Shares to Rentschler in consideration of the transfer to it of deferred shares in the Georgiades Foundation. The put and call option agreement is described at paragraph 8(a)(v) of this Part VIII.

(g) The Company is the holding company of the Group. The business of the Group and its principal activity is to research, develop, manufacture and sell Colostrinin and any related products.

(h) (i) The Company has three subsidiaries, ReGen Biotech, Georgiades Foundation and Georgiades Biotech. Georgiades Foundation and its wholly owned subsidiary, Georgiades Biotech, were incorporated in the British Virgin Islands. ReGen Biotech is a wholly owned subsidiary of Georgiades Foundation and was incorporated in England and Wales.

(ii) The authorised share capital of Georgiades Foundation is US$50,000 divided into 500,000 shares of US$0.10 each, of which 22,100 class A shares have been issued and are owned by the Company, and 6,852 deferred shares of US$0.10 each, all of which have been issued and are owned by Rentschler. The deferred shares carry no right to vote, to dividends or to a return of capital until each ordinary share has received US$1,000,000 return of capital. The deferred shares do, however, carry the right to appoint three directors to the board of Georgiades Foundation. The deferred shares are the subject of the put and call option agreement described in paragraph 8(a)(v) of this Part VIII.

(iii) The authorised share capital of Georgiades Biotech is US$50,000 divided into 50,000 of US$1.00 each, of which 2 shares have been issued and are owned by the Georgiades Foundation.

(iv) The authorised share capital of ReGen Biotech is £1,000 divided into 1,000 ordinary shares of £1 each, of which 2 shares have been issued and are owned by the Georgiades Foundation.

(i) Save as disclosed in this document and save for the issue of the New Ordinary Shares pursuant to the Placing and Offer and the grant of options (and issue of Ordinary Shares upon the exercise thereof) pursuant to the Share Option Scheme:

(i) no share or loan capital of the Company or the Subsidiaries has been issued or is now proposed to be issued fully or partly paid either for cash or for consideration other than cash;

(ii) no commission, discount, brokerage or other special term has been granted by the Company or the Subsidiaries or is now proposed in connection with the issue or sale of any of its share or loan capital; and

(iii) no share or loan capital of the Company or the Subsidiaries is under option or is agreed conditionally or unconditionally to be put under option.

2. *Substantial shareholders*

(a) Except for the interests of the Directors, which are set out in paragraph 3 below, and the interests disclosed in paragraph 2(b) below, the Directors are not aware of any holdings of Ordinary Shares representing three per cent. or more of the nominal value of the Company's share capital or of any persons who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

(b) Except for the interests of certain of the Directors, which are set out in paragraph 3 below, the substantial Shareholders of the Company as at the date of this document and as are expected following the Placing and Offer (assuming full subscription) are:

Name	Number of Ordinary Shares	% of issued share capital	Number of Ordinary Shares following the Placing and Offer*	% of issued share capital following the Placing and Offer *
N.Y. Nominees Limited	4,519,344	13.42	4,519,344	8.77
MU Nominees Limited	2,557,654	7.59	2,557,654	4.96
RBSTB Nominees Limited	2,368,000	7.03	3,122,285	6.06
Chrisalis Trustees (Guernsey) Limited	2,201,201	6.54	2,201,201	4.27
Prism Nominees Limited	1,171,667	3.48	1,171,667	2.27
Hoodless Brennan & Partners Plc	—	Nil	4,539,646	8.81
Charles Stanley & Co	—	Nil	4,348,500	8.44

Assuming that none of these Shareholders subscribe for Ordinary Shares under the Offer.

3. Directors' interests, service agreements and other costs

(a) The interests of the Directors, their immediate families and of persons connected with them, within the meaning of section 346 of the Act, in the share capital of the Company as at the date of this document, and as are expected to be following the Placing and Offer (assuming full subscription), all of which are (except as set out below) beneficial, are as follows:

Name	Number of Ordinary Shares	% of issued share capital	Number of Ordinary Shares following the Placing and Offer	% of issued share capital following the Placing and Offer
Percy Lomax	1,348,736	4.00	1,348,736	2.62
Malcolm Beveridge	2,452,326	7.28	2,452,326	4.76
Michael Harvey	Nil	Nil	Nil	Nil
Dr. Jerzy Georgiades	5,700,750	16.93	5,700,750	11.06
Dr. Friedrich Rentschler	6,416,252	19.05	6,416,252	12.45
Keith Corbin	35,000	0.10	35,000	0.07
Dr. Wieland Wolf	Nil	Nil	Nil	Nil
Norman Lott	Nil	Nil	12,000	0.02
David Gration	Nil	Nil	Nil	Nil

(b) Except as disclosed in paragraph 3(a) above, none of the Directors, nor any member of their respective immediate families, nor any person connected with them within Section 346 of the Act, is interested in any share capital of the Company.

(c) (i) The Company has entered into a service agreement with Malcolm Beveridge which provides that he will act as executive deputy chairman of the Company for a basic salary of £25,000 gross per annum. If he works in excess of 25 full working days in any calendar year, the Company will pay him an additional salary calculated at such rate as is agreed by the Board from time to time, currently £150 per half day. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of six months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(ii) The Company has entered into a service agreement with Dr. Georgiades, which provides that he will act as an executive director and chief scientific officer on matters relating to research and development and other scientific tasks regarding the use of Colostrinin in the prevention and/or diagnosis and treatment of human diseases, disorders or conditions. The agreement is for an initial period which started on 1 July 1998 ("Effective Date") and expires on 18 October 2000 and may thereafter be terminated on six months' notice on either side. The agreement may be terminated if, amongst others, either Dr Georgiades or the Company becomes insolvent,

Dr Georgiades is ill for an aggregate period of 180 days in any 12 month period or he breaches a term of the agreement which is not remedied within 30 days of a request to do so by the Company. All intellectual property rights relating to the development of Colostrinin for therapeutic applications including the prevention or diagnosis and treatment of human diseases created by Dr Georgiades during the period of the agreement from the Effective Date will belong to the Company. Dr Georgiades is also subject to a 12 month non-compete clause following the termination of his appointment and is subject to confidentiality provisions. Dr Georgiades' remuneration is £100,000 gross per annum.

(iii) The Company has entered into a service agreement with Wieland Wolf, which provides that he act as executive technical and research director of the Company for a basic salary of £20,000 gross per annum. If he works in excess of 52 full working days in any calendar year, the Company will pay him an additional salary at such rate as is agreed by the Board. The agreement was effective from 11 January 1999 and is for a fixed term of two years with a notice period of six months or in limited circumstances, on summary notice. He is required to attend board meetings of the Company, whether by telephone or otherwise, as permitted under the Company's articles of association from time to time.

(iv) The Company has entered into a service agreement with Norman Lott, which provides that he will act as finance director of the Company for a basic salary of £46,800 gross per annum. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of six months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(v) The Company has entered into a service agreement with Michael Harvey, which provides that he will act as managing director of the Company for a basic salary of £100,000 gross per annum. The service agreement was effective from 1 January 2000 and provides him with reasonable travelling, hotel and other out of pocket expenses. The agreement has a notice period, on either side, of twelve months, failing which it will continue, or in limited circumstances, be terminable on summary notice.

(vi) Percy Lomax has entered into a service agreement with the Company for his services as the executive chairman of the Company for a fee of £25,000 gross per annum. If he works in excess of 25 full working days in any calendar year, the Company will pay him an additional salary calculated at such rate as is agreed by the Board from time to time, currently £150 per half day. The agreement was effective from 1 January 2000 and is terminable on not fewer than six month's notice on either side or, in limited circumstances, on summary notice.

(vii) Friedrich Rentschler has entered into a contract with the Company for his services as a non-executive director for a fee of £10,000 gross per annum. The agreement was effective from 11 January 1999 for two years subject to not fewer than six months notice on either side or, in limited circumstances, on summary notice.

(viii) Keith Corbin has entered into a contract with the Company for his services as a non-executive director of the Company for a fee at such rate as is agreed by the Board from time to time, currently £15,000 per annum. This agreement was effective from 1 July 1998 for two years subject to not fewer than six months notice on either side or, in limited circumstances, on summary notice.

(ix) David Gration has entered into a contract with the Company for his services as a non-executive director of the Company for a fee of £15,000 per annum. This agreement was effective from 13 December 1999 for a fixed period of two years.

(d) The aggregate remuneration paid and benefits in kind granted to the Directors for the period ending 31 December 1999, amounted to £188,371. It is estimated that the aggregate remuneration and benefits in kind to be granted to the Directors for the current financial year ending 31 December 2000 under the arrangements in force at the date of this document will amount to approximately £356,800.

In addition, Dr Georgiades is owed £34,515 pursuant to a consultancy agreement with the Group, which was superceded by his service agreement. Such sum will be paid to Dr Georgiades following completion of the Placing and Offer.

(e) Except as set out below and excluding Group companies, none of the Directors have held directorships in companies incorporated or partnerships formed in the United Kingdom within the five years prior to the publication of this document:

Percy Lomax	PolyMasc Pharmaceuticals Plc (resigned)
	Polymer Pharmaceuticals Plc (resigned)
	Lomax Pharmaceutical Consulting
Michael Harvey	Evans Healthcare Limited (resigned)
	Evans Medical Pensions Limited (resigned)
	Medeva Pharma Limited (resigned)
	Medeva UK Pension Limited (resigned)
	Medevale Pharmaservices Limited (resigned)
Malcolm Beveridge	Beveridge Ross & Prevezer (resigned)
	Beveridge Milton
	C.E. Beveridge and Company Limited,
	BRP Secretaries Limited.
Norman Lott	Tiger Books International plc (resigned) *
	Roli Books (UK) Limited
Keith Corbin	Multiplan International Technical Services Limited (resigned)
	Antler Properties Limited (resigned)
	Revere Resources Limited (resigned)
David Gration	Orthosonics Limited (resigned)
	Proteus International Plc (resigned)
	SRS Limited
	Phototherapeutics Limited
	Protherics plc

* This company was put into administration on 10 May 1999. Norman Lott was not a director of the company at the time the administration order was made, having resigned on 14 October 1998.

(f) Save as disclosed in paragraph (e) above, none of the Directors:

(i) is currently or has over the previous five years been a director or partner of any companies and partnerships;

(ii) has any unspent convictions in relation to indictable offences;

(iii) has been made bankrupt or been the subject of any individual voluntary arrangements;

(iv) has been involved as a director of any company which has gone into receivership or been the subject of any compulsory liquidations, creditors voluntary arrangements, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors at the time of or within twelve months preceding such events;

(v) has been involved as a partner when the partnership has been the subject of any compulsory liquidations, administrations or partnership voluntary arrangements at the time of or during the preceding twelve months;

(vi) has been involved in any receiverships of any of his assets or of any assets of a partnership of which he was a partner at the time of or within twelve months preceding such events;

(vii) has been the subject of any public criticism by any statutory or regulatory authority (including recognised professional bodies), or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

(g) Except as disclosed in this document, no Director has had any interest in any transaction which is or was of any unusual nature, contains or contained unusual terms or is or was significant in relation to the business of the Group which was effected during the current or immediately preceding financial year or which was effected during any earlier financial year and remains in any respect outstanding or unperformed.

(h) No loans or guarantees have been granted to or provided for the benefit of any of the Directors by the Company or the Subsidiaries.

4. Memorandum and Articles of Association

The principal objects of the Company are set out in clause 4(a) of its memorandum of association and are to carry on business as a general commercial company and to carry on the business of providing, promoting and researching technology and development in all subjects relating to healthcare.

The rights attaching to the Ordinary Shares, as set out in the articles of association of the Company contain, amongst others, the following provisions:

Votes of members

(a) Subject to any special terms as to voting as to which any Ordinary Shares may have been issued, no shares having been issued subject to any special terms, on a show of hands every member who being an individual is present in person or, being a corporation is present by a duly authorised representative or proxy, has one vote, and on a poll every member has one vote for every Ordinary Share of which he is the holder.

(b) Unless the Directors determine otherwise, a member of the Company is not entitled in respect of any Ordinary Shares held by him to vote at any general meeting of the Company if any amounts payable by him in respect of those shares have not been paid or if the member has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a notice issued under section 212 of the Act.

Variation of rights

Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied or abrogated either in such manner, if any, as may be provided by such rights or in the absence of any such provision with the consent in writing of the holders of at least three-fourths in nominal value of that class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of that class but not otherwise. The quorum at any such meeting is 2 or more persons holding, or representing by proxy, at least one-third in nominal value of the issued shares in question.

Transfers of shares

(a) Subject to the provisions of the articles relating to CREST, all transfers of shares will be effected in the manner authorised by the Stock Transfer Act 1963 and must be signed by or on behalf of the transferor and, in the case of a partly paid share, by or on behalf of the transferee. The articles are consistent with CREST membership and in particular allow for the holding and transfer of shares in uncertificated form. The transferor is deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it.

(b) The Directors may, in their absolute discretion and without assigning any reason, refuse to register the transfer of a share in certificated form if it is not fully paid or if the Company has a lien on it, or if it is not duly stamped, or if it is by a member who has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a section 212 notice. In exceptional circumstances approved by the London Stock Exchange, the Directors may refuse to register any such transfer, provided that their refusal does not disturb the market.

(c) The articles of association contain no restrictions on the free transferability of fully paid Ordinary Shares provided that the transfers are in favour of not more than four transferees (except in the case of executors or trustees of a deceased member), the transfers are in respect of only one class of share and the provisions in the articles of association, if any, relating to registration of transfers have been complied with.

Payment of dividends

Subject to the provisions of the Act and to any special rights attaching to any shares, the shareholders are to distribute amongst themselves the profits of the Company according to the amounts paid up on the shares held by them, provided that no dividend will be declared in excess of the amount recommended by the Directors. A member will not be entitled to receive any dividend if he has a holding of at least 0.25 per cent. of any class of shares of the Company and has failed to comply with a notice issued under section 212 of the Act. Interim dividends may be paid if profits are available for distribution and if the Directors so resolve.

67

Unclaimed dividends

Any dividend unclaimed after a period of 12 years from the date of its declaration will be forfeited and will revert to the Company.

Untraceable shareholders

The Company may sell any share if, during a period of 12 years at least 3 dividends in respect of such shares have been paid, no cheque or warrant in respect of any such dividend has been cashed and no communication has been received by the Company from the relevant member. The Company must advertise its intention to sell any such share in both a national daily newspaper and in a newspaper circulating in the area of the last known address to which cheques or warrants were sent. Notice of the intention to sell must also be given to the London Stock Exchange.

Return of capital

On a winding-up of the Company, the balance of the assets available for distribution will, subject to any sanction required by the Act, be divided amongst the members according to the respective number of shares held by them.

Borrowing powers

(a) Subject to the provisions of the articles, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets, including its uncalled or unpaid capital, and, subject to the provisions of the Act, to issue debentures and other securities and to give guarantees.

(b) The Directors must restrict the borrowing of the Company and exercise all voting and other rights and powers of control exercisable by the Company in relation to subsidiary companies, if any, so as to secure, as regards subsidiary companies so far as by such exercise they can secure, that the aggregate amount for the time being remaining outstanding of all money borrowed by the Company and its subsidiaries, if any, including any premium payable on final repayment, and for the time being owing to persons outside the Group does not at any time, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to four times the aggregate of the nominal amount of the share capital of the Company for the time being issued and paid up and the amounts for the time being standing to the credit of the consolidated reserves, including share premium account, capital redemption reserve and profit and loss account, adjusted as provided for in the Articles.

Directors

(a) No shareholding qualification is required by a Director.

(b) The Directors are entitled to fees at the rate decided by them, provided that the aggregate fees of each director will not exceed £100,000 per annum or such additional sums as the Company may by ordinary resolution determine. The Company may by ordinary resolution also vote extra fees to the Directors which, unless otherwise directed by the resolution by which it is voted, will be divided amongst the Directors as they agree, or failing agreement, equally. The Directors are also entitled to be repaid all travelling, hotel and other expenses incurred by them in connection with the business of the Company.

(c) The Directors may from time to time appoint one or more of their body to be the holder of an executive office on such terms as they think fit.

(d) Except as provided in paragraphs (e) and (f) below, a Director may not vote or be counted in the quorum present on any motion in regard to any contract, transaction, arrangement or any other proposal in which he has any material interest, which includes the interest of any person connected with him, otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company. Subject to the Act, the Company may by ordinary resolution suspend or relax this provision to any extent or ratify any transaction not duly authorised by reason of a contravention of it.

(e) In the absence of some other material interest than is indicated below, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

(i)   the giving of any security, guarantee or indemnity to him in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)   the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as the holder of such shares, debentures or other securities or in its underwriting or sub-underwriting;

(iv)   any contract, arrangement, transaction or other proposal concerning any other company in which he holds an interest, as defined in Part VI of the Act, not representing one per cent. or more of any class of the equity share capital of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed for the purpose of the Articles to be a material interest in all circumstances;

(v)   any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue;

(vi)   any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of an employee share scheme which includes full time executive Directors of the Company and/or any subsidiary or any arrangement for the benefit of employees of the Company or any of its subsidiaries and which does not award to any Director any privilege or advantage not generally accorded to the employees to whom such a scheme relates; and

(vii) any contract, arrangement, transaction or proposal concerning insurance which the Company proposed to maintain or purchase for the benefit of Directors or for the benefit of persons including the Directors.

(f)   If any question arises at any meeting as to the materiality of a Director's interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting and his ruling in relation to any other Director will be final and conclusive except in a case where the nature or extent of the interest of such Director has not been fully disclosed.

(g)   The Directors may provide or pay pensions, annuities, gratuities and superannuation or other allowances or benefits to any Director, ex-Director, employee or ex-employee of the Company or any of its subsidiaries or any wife, widow, children and other relatives and dependants of any such Director, ex-Director, employee or ex-employee.

Rights of Pre-emption

The articles do not contain any provisions which set out a procedure for the exercise of pre-emption rights for members in addition to that prescribed for by the Act.

Redemption

The articles do not contain specific provisions permitting redemption of Ordinary Shares by the holders thereof of the Company. Accordingly, the Ordinary Shares may only be redeemed by the Company in accordance with the provisions of the Act.

5. Share Option Scheme

A resolution to adopt the Share Option Scheme will be proposed at the EGM. The Share Option Scheme will not be submitted for approval to the Inland Revenue.

If the resolution to adopt the Share Option Scheme is passed, the following share options will be granted to the Directors upon or immediately following Admission:

	Number of Ordinary Shares to be under option
Michael Harvey	450,000
Norman Lott	150,000
Keith Corbin	150,000
David Gration	150,000

The exercise price for all these options will be the Offer Price.

There follows a summary of the rules of the Share Option Scheme which has been prepared on the assumption that the Share Option Scheme will be adopted at the EGM. For the purpose of the summary "Commencement Date" shall be the date of Admission.

(a) *Eligible Employee*

Any employee or any director of the Group.

(b) *Exercise Price*

The exercise price of an option shall be determined by the Board no later than the date on which the option is granted, and shall not be less than the market value of a share on the grant date.

(c) *Grant of Options*

The Board may from time to time in its absolute discretion grant options to such eligible employees as it shall in its absolute discretion select. The extent of any grant of options shall be determined by the Board in its absolute discretion but shall be subject to the limitations described below. No consideration is payable for the grant of an option.

Options may only be granted within the period of 42 days after any date on which the annual or half-yearly results of the Group are announced except in exceptional circumstances as determined by the Board. Options may also be granted within 42 days of the Commencement Date. No option may be granted under the Share Option Scheme later than ten years after the Commencement Date.

(d) *Limitations on the Share Option Scheme*

No option shall be granted if, as a result:-

(i) the aggregate number of Shares issued or issuable pursuant to options or other rights granted under the Share Option Scheme; and

(ii) during the ten years preceding such date of grant under all other employee share option schemes (including savings-related share option schemes and profit sharing share option schemes) established by the Company,

would exceed 10% of the issued ordinary share capital of the Company on the date of grant.

(e) *Individual Limitations on Grants*

No option may be granted at any time if, as a result, the aggregate market value of the shares issuable pursuant to the option and other rights granted to the option holder during the preceding period of ten years (other than options and rights which have been exercised, or which the option holder has renounced, released or surrendered in accordance with the Share Option Scheme), under the Share Option Scheme or any other employees' share option scheme (not being a savings-related share option scheme) established by the Company, would exceed a sum equal to four times the option holder's remuneration including cash bonuses.

(f) *Exercise of Options*

Unless and until an option lapses, it may be exercised in whole or in part at any time following the earliest of:

(i)   two years from the date of grant;

(ii) the death of a Participant; or

(iii) the option holder ceasing to be a director or employee of the Group by reason of: redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group, or any other circumstances which the Board in its discretion may determine.

An option will lapse and cease to be exercisable (whether or not it became exercisable) upon the earliest of:

(i)   the tenth anniversary of its grant;

(ii) the date on which the option holder ceases to be an eligible employee otherwise than by reason of redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group;

(iii) six months from the date on which the option holder ceases to be an eligible employee by reason of redundancy, retirement, disability, injury, the company or business by which the option holder is employed ceasing to be a member of the Group, or any other circumstances which the Board in its discretion may determine; or

(iv) (unless a release has been effected), six months after the option has become exercisable on the take-over/liquidation of the Company.

(g) *Take-overs and Liquidations*

If any person obtains control of the Company as a result of:

(i)   acquiring the whole of the issued share capital of the Company or acquiring all the shares in the Company which are of the same class as the shares;

(ii) by way of compromise or arrangement in connection with a scheme of reconstruction or amalgamation under section 425 of the Act; or

(iii) if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Act,

then the option holder may exercise an option within a six month period following the relevant event, or, by agreement with that other company, release each subsisting option (the "Old Option") for a new option (the "New Option").

If the Company passes a resolution for voluntary winding up, any subsisting option may be exercised within six months of the passing of the resolution.

(h) *Variation of Share Capital*

In the event of:

(i)   any variation in the issued share capital of the Company by way of capitalisation of profits or reserves or by way of rights or any consolidation or sub-division or reduction of capital or otherwise;

(ii) the Company paying a capital dividend;

(iii) a demerger of any company which is, or business carried on by, a member of the Group; or

(iv) in any other circumstances similarly affecting Subsisting Options,

then the number of shares subject to any subsisting option and the price for each of those shares may be adjusted in such manner as the auditors confirm in writing to be fair and reasonable.

(i) *Administration and Amendment*

The Share Option Scheme will be administered by the Board or a duly authorised committee thereof. Options may be granted under the Share Option Scheme to eligible employees and directors of the Group at the sole discretion of the Board.

71

The Board may from time to time amend or augment the rules of the Share Option Scheme in any respect provided that no amendment may materially affect an option holder as regards an option granted prior to the amendment being made without the prior approval of the Participant.

The provisions relating to:

(i)   eligibility to participate in the Share Option Scheme;

(ii) the limitations on the number or amount of shares or options which may be acquired or granted under the Share Option Scheme;

(iii) the maximum entitlement for any eligible employee; and

(iv) the basis of adjustment of options,

shall not be altered to the advantage of option holders except with the prior approval of the shareholders in general meeting, (other than minor amendments to benefit the administration of the Share Option Scheme and amendments to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or for any member of the Group).

The Company shall bear the costs of setting up and administering the Share Option Scheme and shall maintain all necessary books of account and records relating to the Share Option Scheme.

(j)   *Governing law*

The Share Option Scheme is subject to English law.

6.   *Taxation*

Dividends

Advance Corporation Tax ("ACT") was abolished with effect from 6 April 1999. Therefore when paying a dividend, the Company will no longer be required to account to the Inland Revenue for ACT. Furthermore, from 6 April 1999 the tax credit regime has changed for individual shareholders. The rate of tax credit has been reduced from 20 per cent. to 10 per cent. of the grossed-up amount of the dividend. The aggregate of the dividend and the tax credit forms the shareholders' top slice of income. The ordinary rate of income tax on such income is 10 per cent. and the upper rate, for higher rate taxpayers, 32.5 per cent. Higher rate taxpayers will thus have to pay additional tax but will have the same after-tax income as under the previous rules. However, if and to the extent that the tax credit exceeds the tax liability of a UK resident individual shareholder, such a taxpayer will no longer be able to reclaim the tax credit from the Inland Revenue.

A corporate shareholder resident in the UK receiving dividend income from another UK company will generally not be liable to UK corporation tax on that dividend received. Despite the abolition of ACT, the corporate shareholder resident in the UK will be treated in substantially the same manner as it would have been treated in relation to a dividend received prior to 5 April 1999.

Whether shareholders who are resident (for tax purposes) in countries other than the UK are entitled to a payment from the Inland Revenue of a proportion of the tax credit in respect of any dividends received depends in general upon the provisions of any double taxation agreement or convention which exists between any such country and the UK. Individual shareholders who are resident (for tax purposes) in countries other than the UK but who are Commonwealth citizens, citizens of the Republic of Ireland, residents of the Isle of Man or the Channel Islands or within certain other categories contained in section 278(2) Income and Corporation Taxes Act 1988 are entitled to a tax credit which they may set off against their total UK income tax liability or, in appropriate cases, reclaim in cash. Shareholders who are resident (for tax purposes) in countries other than the UK should consult their own tax advisers concerning their tax liabilities on dividends received and as to whether they are entitled to reclaim any part of the tax credit and, if so, the procedure for claiming payment and what relief or credit may be claimed in respect of such tax credit in the country in which they are resident (for tax purposes). A shareholder outside the UK may also be subject to foreign taxation under local law.

Taxation of capital gains

An individual shareholder who is either resident or ordinarily resident in the UK (for tax purposes) may be liable to capital gains tax on his disposal of shares in the Company. UK resident corporate shareholders may be liable to corporation tax on chargeable gains on the disposal of any of their shares in the Company.

Stamp duty and SDRT

Under the issue arrangements, no stamp duty or stamp duty reserve tax ("SDRT") will be payable on the issue of Ordinary Shares. The conveyance or transfer on sale of the Ordinary Shares will generally be liable to stamp duty on the instrument of transfer, at a rate of 0.5 per cent. on the amount or value of the consideration. Where an unconditional agreement to transfer such shares is not completed by a duly stamped instrument of transfer a charge to SDRT (generally at the same rate) will arise. Stamp duty and SDRT are usually paid by the purchaser.

The statements made in the paragraphs above are intended as a general guide only to current UK taxation law and Inland Revenue practice and may not apply to certain classes of persons (such as dealers in securities). They should not be construed as constituting advice. Any person who is in any doubt as to his or her tax position, and in particular any person who is subject to taxation in a jurisdiction other than the UK is strongly advised to consult his/her professional adviser.

7. *Admission and Placing and Offer Agreements*

(a) *Sponsorship and Placing Agreement*

By an agreement ("the Sponsorship Agreement") dated 23 February 2000 made between (1) Deloitte & Touche Corporate Finance, (2) the Directors, (3) the Company and (4) Hoodless Brennan & Partners Plc, Hoodless Brennan & Partners Plc has agreed to undertake the Placing, the Company has agreed to make the Offer and Deloitte & Touche Corporate Finance has agreed to assist the Company in the conduct of the Placing and the Offer.

Pursuant to these arrangements the Company, with the assistance of Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc, has, subject to the conditions of the Sponsorship Agreement, procured placees who have undertaken to the Company to subscribe for all of the Ordinary Shares offered pursuant to the Placing. The Placing is not underwritten.

Under the Sponsorship Agreement, the Company has agreed to pay to (1) Deloitte & Touche Corporate Finance a fee of £100,000 (of which £20,000 has been paid on account and will be payable irrespective of whether the Placing and Offer become unconditional); and (2) Hoodless Brennan & Partners Plc a fee of £127,500 plus 3% of funds raised under the Offer from Subscribers procured by Hoodless Brennan & Partners Plc together, in each case, with any applicable value added tax. In addition, subject to shareholder approval, the Company has agreed to grant Hoodless Brennan & Partners Plc an option over 1,250,000 Ordinary Shares exercisable at the Option Price. The Company has also agreed to pay all other fees and costs of Deloitte & Touche Corporate Finance's and Hoodless Brennan & Partners Plc's professional advisers, printing, advertising and distribution charges, the fees of the registrar, the fees payable to the London Stock Exchange and all other costs, charges and expenses of, or incidental to, the Placing, the Offer and Admission. No expenses are being specifically charged to subscribers under the Placing.

Percy Lomax, a director of the Company, is engaged by Hoodless Brennan & Partners Plc as a consultant but is not advising in respect of the Placing or the Offer.

The Sponsorship Agreement contains certain representations, warranties, undertakings and indemnities given by the Company and the Directors in favour of Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc. Deloitte & Touche Corporate Finance and Hoodless Brennan & Partners Plc may terminate the Sponsorship Agreement in specified circumstances prior to Admission, principally in the event of material breach of the Sponsorship Agreement or of any of the representations and warranties contained therein.

(b) *The Nominated Adviser Agreement*

By an agreement ("Nominated Adviser Agreement") dated 23 February 2000 made between (1) Deloitte & Touche Corporate Finance, (2) the Executive Directors of the Company and (3) the Company, the Company has appointed Deloitte & Touche Corporate Finance as its nominated adviser for the purpose of the AIM Rules. The Company and the Executive Directors have given a number of undertakings to Deloitte & Touche Corporate Finance relating principally to compliance

with their respective obligations under the AIM Rules and, in the case of the Executive Directors, compliance with the provisions of the model code on directors' dealings in securities contained in the AIM Rules.

The Nominated Adviser Agreement provides that Deloitte & Touche Corporate Finance will receive a retainer of £20,000 per annum in respect of its role as nominated adviser and contains certain indemnities from the Company in favour of Deloitte & Touche Corporate Finance. The Nominated Adviser Agreement may be terminated by either party on 60 days' notice in writing ending not earlier than six months after the date of the agreement or by Deloitte & Touche Corporate Finance in the event of material unremedied breach by the Company or the Executive Directors of the agreement and in a number of other specified circumstances including insolvency of the Company.

(c) *The Lock-up Deed*

By a lock-up deed ("the Deed") dated 23 February 2000 between (1) the Company, (2) Deloitte & Touche Corporate Finance, (3) the Directors and (4) certain other shareholders made for the purpose of, *inter alia*, ensuring compliance by the Company with its obligations under the AIM Rules, each of the Directors and certain other shareholders has undertaken not to dispose of any of his/its Ordinary Shares for a period of 12 months from Admission and thereafter not to dispose of more than one third of his/its shareholding in any 12 month period until the third anniversary of Admission without first obtaining the consent of Deloitte & Touche Corporate Finance. The restrictions, which are subject to certain specified exemptions, apply to any Ordinary Shares owned on Admission but do not apply to Ordinary Shares acquired in the Placing and/or the Offer.

(d) *The Nominated Broker Agreement*

By an agreement ("Nominated Broker Agreement") dated 23 February 2000 made between (1) Hoodless Brennan & Partners Plc, (2) the Directors and (3) the Company, the Company has appointed Hoodless Brennan & Partners Plc as its nominated broker for the purpose of the AIM Rules and to act as agent for the Company in the Placing and Offer.

The Nominated Broker Agreement provides that Hoodless Brennan & Partner Plc will receive an annual retainer of £18,000 (plus applicable value added tax) in respect of its role as nominated broker. In addition, it will receive a fee of £15,000 (plus applicable value added tax) on Admission.

The Nominated Broker Agreement may be terminated by either party on 90 days' notice in writing ending not earlier than twelve months after the date of the agreement or by Hoodless Brennan & Partners Plc in the event of material unremedied breach by the Company or the Directors of the agreement and in a number of other specified circumstances including insolvency of the Company.

8. *Material contracts*

(a) In addition to the contracts detailed in paragraph 7 above, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Group preceding the date of this document and are or may be material:

(i) deed of assignment dated 10 June 1998 between (1) Dr Georgiades (2) Crossley International Limited and (3) Georgiades Foundation, by which Dr Georgiades assigned with full title guarantee all the intellectual property rights in the know-how relating to virology, immunology and the production of natural combinations of cytokines, cytokines with hormones, cytokines with anti-oxidants and cytokines with hormones and anti-oxidants in relation to the treatment of Alzheimer's disease to Georgiades Foundation. The deed contains standard warranties as to the intellectual property rights and the consideration for the assignment is the issue of 320 ordinary shares of US$1.00 each in the capital of Georgiades Foundation which represents 32% of the issued share capital of Georgiades Foundation, which shares were issued to and are to be owned by Chrisalis Trustees (Guernsey) Limited on behalf of Crossley International Limited for the benefit of Dr. Georgiades;

(ii) transfer of rights and technology contract dated 10 October 1997 between (1) the Polish Institute (2) Dr hab Maria Janusz and two others ("Inventors") and (3) Georgiades Biotech, by which the Polish Institute transfers and assigns with full title guarantee all its right, interest and title to Polish patent application number P316416 relating to Colostrinin for the prophylaxis and treatment of Alzheimer's disease and related neurological disorders in humans and to the worldwide intellectual property rights to Colostrinin to Georgiades Biotech. The Polish Institute also transfers to Georgiades Biotech related know-how and documentation. The

agreement contains standard warranties as to the intellectual property rights, which are given jointly by the Polish Institute and the Inventors. The Polish Institute and the Inventors will continue to have the right to do research on Colostrinin. The total cash consideration payable under this agreement for the rights relating to Colostrinin to the Polish Institute and the Inventors is US$350,000. Pursuant to this agreement, a total of US$70,000 has already been paid by Georgiades Biotech. The remainder is payable as follows:

(1) to the Polish Institute, US$160,000 on the approval of the pharmaceutical formulation comprising Colostrinin as a drug for the prophylaxis and treatment of Alzheimer's disease and other neurological disorders and granting of a manufacturing licence for the pharmaceutical formulation comprising Colostrinin by the first medicines agency in the world to do so; and

(2) to each of the Inventors, US$40,000 on the occurrence of the same event.

Until such remaining payments due upon drug approval to the Polish Institute and the Inventors are made, Georgiades Biotech is a joint owner with the Polish Institute of all patent applications for Colostrinin which have been assigned to Georgiades Biotech.

In addition, a royalty of 12 per cent. of the total of all sales of pharmaceutical preparations containing Colostrinin as an active component will be payable to the Polish Institute and the Inventors for a period of six months from the date of the first sale by Georgiades Foundation or its licensee or sub-licensee, such royalty reducing to 6.6 per cent. of such sale proceeds for the subsequent seven year period. For the remaining period of the existence of the patent rights, the Polish Institute and Inventors will receive a royalty of 2 per cent. of such sale proceeds. Under this agreement, the Polish Institute also assigns with full title guarantee its rights in the trade mark Colostrinin to Georgiades Biotech;

(iii) deed of collaboration dated 17 September 1998 between (1) Georgiades Foundation (2) Georgiades Biotech; and (3) Rentschler, whereby the Group agreed to collaborate with Rentschler in the development of the isolation of the biologically active peptides constituting Colostrinin and the application of Colostrinin in the prevention and treatment of human diseases. The consideration for Rentschler collaborating with the Group is the allotment to Rentschler of approximately twenty four per cent. of the Class A shares in the issued share capital of Georgiades Foundation and one hundred per cent. of the deferred shares in the issued share capital of Georgiades Foundation, which deferred shares will convert into ordinary shares on the grant by the EMEA of an authorisation to market and sell a pharmaceutical product derived from Colostrinin. Rentschler has the right for as long as this agreement remains in force, or that it holds shares in Georgiades Foundation, to appoint three directors to the board of Georgiades Foundation and three directors to the board of Georgiades Biotech. There is provision for either party to terminate the agreement at any time by notice in writing to the other party if the other party is in breach of any material term of the agreement. The agreement also contains various non-compete restrictions on all parties. The Group gives certain standard warranties and indemnities with respect to its intellectual property;

(iv) agreement dated 6 October 1998 between (1) the shareholders of Georgiades Foundation and (2) the Company by which the Company has acquired all the issued share capital of Georgiades Foundation for a consideration satisfied by the issue and allotment of 28,333,333 Ordinary Shares;

(v) put and call option agreement dated 6 October 1998 between, *inter alia*, (1) the Company and (2) Rentschler under which, upon the grant of marketing authorisation by EMEA for Colostrinin, each party will have the right to require the other to purchase or sell as the case may be all the issued deferred shares in The Georgiades Foundation held by Rentschler in consideration of the issue to Rentschler of such number of Ordinary Shares as represent five per cent. of the then issued share capital of the Company;

(vi) deed of assignment of certain know-how dated 16 September 1998 between (1) Georgiades Foundation and (2) ReGen Biotech under which Georgiades Foundation assigned to ReGen Biotech the rights it had acquired from Dr. Georgiades with respect to the know-how relevant to a dietary supplement containing, amongst others Colostrinin;

75

(vii) sponsored research agreement dated 2 February 2000 (effective 1 February 1999) between the Company and UTMB pursuant to which the Company has agreed for a period of five years to sponsor research at UTMB into the properties of Colostrinin. The Company will pay for the first year during the term of this agreement the sum of US$85,000 and for the subsequent years, US$90,000 per year. The intellectual property rights that will be developed under the terms of this agreement will be either jointly owned by the Company and UTMB or by UTMB alone depending on the contribution of each party to the invention. The Company is granted with respect to any invention that will be made by UTMB an option to obtain an exclusive worldwide license in the field of prescription and non-prescription therapeutics, in accordance with the terms of the license agreement described in paragraph 8(a)(viii) below. This agreement replaces an earlier agreement between the Company and UTMB, which has now been terminated, and defines the respective ownership rights of the Company and UTMB with respect to inventions that arose under the previous agreement; and

(viii) patent and technology license agreement dated 2 February 2000 between the Board of Regents of the University of Texas System, on behalf of UTMB, and the Company pursuant to which UTMB grants the Company a royalty bearing, exclusive worldwide license to manufacture, have manufactured, use and sell products comprising patent rights or technology rights of UTMB with respect to work that will be performed by UTMB as a result of the sponsored research agreement (see paragraph 8(a)(vii) above). This agreement gives exclusive rights to the Company in the field of human prescription and non-prescription therapeutics. The Company may grant sub-licenses to these rights. In consideration of the rights granted to the Company, the Company must pay UTMB costs relating to patent prosecution, milestone payments upon approval by a regulatory body and/or the FDA of a product incorporating the licensed technology and royalties on an on-going basis based on the net sales of products incorporating the technology. The agreement further contains certain payment obligations in the event that the Company grants sub-licenses to third parties and certain payments in the event that the Company is sold. The agreement contains various standard provisions with respect to confidential information, publication, indemnification and termination in the event of breach. This agreement remains in force for the life of the patents or, in the event that no patents are issued, for a term of 15 years.

(b) The following transactions have been entered into between the Group and the Directors, their connected persons (as defined in the Act) or substantial shareholders:

(i)   deed of assignment of intellectual property (see paragraph 8(a)(i));

(ii) conditional agreement to collaborate (see paragraph 8(a)(iii));

(iii) agreement to acquire shares (see paragraph 8(a)(iv));

(iv) put and call option agreement (see paragraph 8(a)(v));

(v)   deed of assignment (see paragraph 8(a)(vi)).

9. Working capital

The Company and the Directors are of the opinion that, having made due and careful enquiry, and taking into account the net proceeds of the Placing, the working capital available to the Group will, from the date of Admission, be sufficient for its present requirements, that is at least the next twelve months.

10. Indebtedness

Excluding intra-group indebtedness, as at the close of business on 31 December 1999, the Group did not have outstanding any borrowings or indebtedness in the nature of borrowing including loan capital and term loans outstanding or created but unissued, mortgages, bank overdrafts, liabilities under acceptances (other than normal trade bills) or acceptance credits, hire purchase or finance lease commitments, charges, guarantees or contingent liabilities.

As at the close of business on 31 December 1999, the Group had cash balances of £157,531.

11. Litigation

The Group is not involved in any legal or arbitration proceedings which have or, since incorporation, may have had, a significant effect on the Company's financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened against the Group or any member of the Group.

12. Consents

(a) MRI Moores Rowland have given and not withdrawn their written consent to the issue of this document with the inclusion in it of their report and references to their name in the form and context in which they respectively appear. MRI Moores Rowland accept responsibility for said report.

(b) PharmaVentures Limited has given and not withdrawn its written consent to the issue of this document with the inclusion in it of its report and references to its name in the form and context in which it appears. PharmaVentures Limited accept responsibility for said report.

(c) A.A. Thornton & Co. have given and not withdrawn their written consent to the issue of this document with the inclusion in it of their report and references to their name in the form and context in which it appears. A.A. Thornton & Co. accept responsibility for said report.

(d) Hoodless Brennan & Partners Plc have given and has not withdrawn their written consent to the issue of this document with the inclusion in it of the references to their name in the form and context in which they appear.

(e) Deloitte & Touche Corporate Finance has given and has not withdrawn its written consent to the issue of this document with the inclusion in it of the references to their name in the form and context in which they appear.

13. Other information

(a) The accounting reference date of the Company is 31 December.

(b) Except for the rights relating to Colostrinin, there are no patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Group's business.

(c) Except as stated in this document, there are no significant investments in progress by the Group.

(d) Except as stated in this document, no exceptional factors have influenced the Group's activities.

(e) Except as disclosed in this document, there has been no significant change in the financial or trading position of the Group since 31 December 1999, the date to which the latest audited financial statements of the Group were prepared.

(f) No persons (excluding professional advisers otherwise disclosed in this document and trade suppliers) have received, directly or indirectly, from the Company within the twelve months preceding the Company's application for Admission, and no persons have entered into contractual arrangements to receive, directly or indirectly, from the Company on or after Admission:

    (i) fees totalling £10,000 or more;

    (ii) securities in the Company with a value of £10,000 or more calculated by reference to the Offer Price of the Ordinary Shares on Admission; or

    (iii) any other benefit with a value of £10,000 or more at the date of Admission.

(g) The Offer Price of 28p per Ordinary Share is at a premium of 23p for each Ordinary Share above the nominal value of each Ordinary Share.

(h) The financial information relating to the Company contained in this document does not comprise statutory accounts for the purposes of section 240 of the Act.

(i) The cost and expenses of and incidental to the Placing and Offer payable by the Company are estimated to amount to £500,000 exclusive of VAT. These include but are not limited to accountancy fees, solicitors fees, Deloitte & Touche Corporate Finance's fees, the fees and commission of Hoodless Brennan & Partners Plc (but excluding any value attributed to the options to be granted to Hoodless Brennan & Partners Plc by the Company) and the costs of printing and advertising the Placing and the Offer and the fees and expenses of the registrar and the Receiving Agent.

14. *Minimum Amount*

(a) The Placing will raise £4.25 million, before expenses, which exceeds the minimum amount which, in the opinion of the Directors, must be raised by the issue of Ordinary Shares in order to provide the sums required to be provided pursuant to paragraph 21 of Schedule 1 of the POS Regulations. The Placing proceeds will be utilised as follows:

the purchase of property	£Nil
commissions	£127,500
the repayment of borrowings	£Nil
working capital	£4,122,500

(b) The Offer is not subject to the raising of a minimum amount but is conditional, *inter alia*, on shareholder approval and Admission. Provided the Offer becomes unconditional, for the purposes of Section 84 of the Act, the Ordinary Shares applied for pursuant to the Offer will be allotted even if the Offer is not fully subscribed.

15. *Documents available for inspection*

Copies of the following documents will be available for inspection during normal business hours on any weekdays, public holidays excepted, at the offices of ReGen Therapeutics Plc at 88 Kingsway, London, WC2B 6AA from the date of this document until 14 days after the date of Admission:

(a) the memorandum and articles of association of the Company;

(b) the report from MRI Moores Rowland set out in Part III;

(c) the report of PharmaVentures Limited set out in Part V;

(d) the report of A.A. Thornton & Co. set out in Part VI;

(e) the service agreements referred to in paragraph 3 of this Part VIII;

(f) the sponsorship agreement, nominated adviser agreement, the lock-up deed and the nominated broker agreement referred to in paragraph 7 of this Part VIII;

(g) the other material contracts referred to in paragraph 8 of this Part VIII; and

(h) the written consents of MRI Moores Rowland, PharmaVentures Limited, A.A. Thornton & Co., Hoodless Brennan & Partners Plc and Deloitte & Touche Corporate Finance referred to in paragraph 12 of this Part VIII.

PART IX

APPLICATION PROCEDURE AND TERMS AND CONDITIONS

Conditions and terms of the Offer

Subscribers may apply for Ordinary Shares only on the Application Form.

The Placing and Offer are conditional upon:

(a) the passing of the Resolutions;

(b) Admission; and

(c) the Sponsorship Agreement having become unconditional in all respects and not having been terminated in accordance with its terms.

Details of the Sponsorship Agreement are set out in paragraph 7 of Part VIII of this document.

As a cheque or banker's draft are to be presented for payment before the conditions of the Offer are fulfilled, the application monies will be kept in a separate bank account and any interest earned on such monies will be retained for the benefit of the Company.

If the Offer does not become unconditional, no Ordinary Shares will be issued and all monies received by IRG plc in connection with the Offer will be returned to Subscribers without interest as soon as practicable thereafter be sending a cheque crossed "Account Payee" in favour of the Subscriber(s) through the post, at the risk of the persons entitled thereto, to the address set out in Box B (or to the agent whose name appears in Box B, if appropriate) of the Application Form.

Further terms and conditions of the Offer are set out in this Part IX. The Application Form represents a right to apply for Ordinary Shares, but is not a document of title and cannot be traded.

Procedure for Application and Payment

If you wish to apply for Ordinary Shares you should complete the Application Form in accordance with the instructions thereon and send it or deliver it by post or by hand, together with the appropriate remittance to, New Issues, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive no later than 3:00 pm on 21 March 2000. A reply paid envelope is enclosed for your use. If you post your Application Form, you are recommended to allow at least four working days for delivery.

Cheque or bankers' drafts should be made payable to "IRG plc ReGen Therapeutics Plc Offer" and crossed "Account Payee only". All payments must be made by cheque or bankers' draft in pounds sterling drawn on a bank or building society in the United Kingdom which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or a member of either of the committees of Scottish or Belfast Clearing Houses, or which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided for the members of either of those companies or those committees, and must bear the appropriate sort code in the top right hand corner. Cheques or bankers' drafts must be for the full amount. No interest will be allowed on payments made. An application will not be considered unless these requirements are fulfilled. Once submitted, applications are irrevocable. Cheques and bankers' drafts are liable to be presented for payment upon receipt. Subscribers should note that the Application Form contains a warranty (which is a term of the Offer) that cheques will be honoured on first presentation. Any cheque that has not been so honoured or is not honoured by 3:00 pm on 21 March 2000 may be deemed invalid. If any application from a Subscriber is not accepted or is accepted for fewer Ordinary Shares than the number applied for, the balance of the amount paid on application will be returned by not later than 30 March 2000 without interest by sending a cheque crossed "Account Payee" in favour of the Subscriber(s) through the post, at the risk of the person(s) entitled thereto, to the address set out in Box B (or to the agent whose name appears in Box B, if appropriate) of the Application Form.

The Directors reserve the right to instruct IRG plc to seek special clearance of bankers' drafts and cheques to allow the Company to obtain the value of any remittance at the earliest opportunity.

All documents and remittances sent by post by or to a Subscriber (or as the Subscriber may direct) will be sent at the Subscriber's own risk.

By completing and delivering an Application Form, you (as the applicant(s)):

(i)   agree that all applications, and contracts resulting therefrom, under the Offer shall be governed by, and construed in accordance with English law; and

(ii)   confirm that in making the application you are not relying on any information or representation other than such as may be contained in this document and you accordingly agree that no person responsible solely or jointly for this document or any part thereof shall have any liability for any such information or representation.

If you are in any doubt whether or not you should apply for any of the Ordinary Shares, you should consult your independent professional adviser immediately. If you are in any doubt as to the procedure for acceptance and payment you should contact New Issues, IRG Plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH, telephone, 0181 639 2000.

Money Laundering Regulations 1993

The verification of identity requirements of the Money Laundering Regulations 1993 will apply to applications with a value of £9,500 or greater which are to be settled by way of a third party payment and verification of the identity of Subscriber(s) for Ordinary Shares may be required. Failure to provide the necessary evidence of identity within a reasonable period of time following a request for verification of identity and in any event by no later than 3:00 pm on 21 March 2000 may result in your application being treated as invalid.

In order to avoid this, payment should be made by means of a cheque drawn by the Subscriber named in the enclosed Application Form. If this is not practicable, and you use a cheque drawn by a third party, a building society cheque or a bankers' draft, you should:

(a)   write the name and address of the Subscriber named in Box B of the Application Form on the back of the cheque, building society cheque or bankers' draft and record the date of birth of that person;

(b)   if a building society cheque or bankers' draft is used, ask the building society or bank to endorse on the cheque or draft the name and account number of the person whose building society or bank account is being debited;

(c)   if you are making the application as agent for one or more persons, indicate on the Application Form where you are a UK or EC regulated person or institution (e.g. a bank or broker) and specify your status. If you are not a UK or EC regulated person or institution, you should contact IRG plc and seek guidance.

If you deliver your Application Form by hand, you should ensure that you have with you evidence of identity bearing your photograph (e.g. your passport).

If any event, if it appears to IRG plc that a Subscriber is acting on behalf of some other person, further verification of the identity of any person on whose behalf the Subscriber appears to be acting will be required. In relation to any application in respect of which the necessary verification of the identity of the Subscriber named in Box B of the Application Form or the person on whose behalf any such Subscriber appears to be acting has not been received on or before 3:00 pm on 21 March 2000, the Company will treat the relevant application as invalid and application monies will be returned (without interest).

Overseas Subscribers

General

No person receiving a copy of this document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to him, nor should he in any event use such Application Form unless, in the relevant territory, such an invitation could lawfully be made without compliance with any registration or other legal requirements other than any such requirements which have been fulfilled.

It is the responsibility of any person outside the United Kingdom wishing to apply for Ordinary Shares under the Offer to satisfy himself as to the full observance of the laws and any regulatory requirements of the relevant territory in connection therewith, including obtaining any governmental or other consent which may be required and compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such territory.

The Company reserves the right to treat as invalid any Application Form that appears to the Company or its agents to have been executed or despatched in a manner which may involve a breach of securities legislation of any jurisdiction.

USA and Canada

The Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 (as amended). The Ordinary Shares may not be offered, sold, renounced, transferred or delivered, directly or indirectly, in the United States or to any US Person. Persons subscribing for Ordinary Shares shall be deemed to represent and warrant to the Company that they are not US Persons and that they are not subscribing for such Ordinary Shares for the account of a US Person and will not offer, sell, renounce, transfer or deliver, directly or indirectly, such Ordinary Shares and in the United States or to any US Person. As used herein "US Person" means any person who is a citizen or resident of the United States, a corporation, partnership or other entity created or organised in or under the laws of the United States or any political subdivision thereof or any estate or trust which is subject to United States federal income taxation regardless of the source of its income. The Company has not been nor will be registered under the United States Investment Company Act of 1940 (as amended). Accordingly the Ordinary Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in the USA or Canada or to any resident of those jurisdictions.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in USA or Canada.

The Commonwealth of Australia

Subscribers who are resident in Australia should note the following. No prospectus in relation to the Ordinary Shares has been lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the Ordinary Shares may not (other than in certain circumstances) be offered, sold, transferred, taken up or delivered in Australia, or to or by any resident of Australia.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in Australia.

Republic of Ireland

Subscribers who are resident in the Republic of Ireland should note the following. As a result of regulations in the Republic of Ireland, no offer of Ordinary Shares is being made under this document to Subscribers with registered or mailing addresses in the Republic of Ireland.

No application to subscribe for Ordinary Shares may be made under this document or the Application Form in or from the Republic of Ireland.

CREST

The Company joined CREST on 7 December 1998. CREST is the computerised share transfer and settlement system which allows shares and other securities to be held in electronic form rather than paper form although a shareholder can continue dealing based on share certificates and stock transfer forms. For private investors who do not trade frequently, this latter course is likely to be more cost effective. For more information concerning CREST, Subscribers should contact their broker or, alternatively, CREST Co Limited at Trinity Tower, 9 Thomas More Street, London E1 9YN.

The Offer will be processed entirely outside the CREST system. Accordingly, definitive share certificates representing allotted Ordinary Shares will be issued after completion of the Placing and Offer (see Section headed "Share Certificates" below). Subscribers can then decide whether they wish to continue to hold their shares in certificated form.

Admission to AIM

Application will be made to the London Stock Exchange to admit the Ordinary Shares of the Company to trading on AIM and, subject, *inter alia*, to the Placing and Offer Agreement becoming unconditional in all respects and not being terminated in accordance with its terms by Deloitte & Touche Corporate Finance. It is expected that dealings in the Ordinary Shares will commence on 24 March 2000.

Share Certificates

Definitive certificates in respect of the Ordinary Shares to be issued will be despatched by first class post, at the risk of the person entitled thereto, and in the case of joint holders to the holder whose name stands first in the register in respect of the joint holding concerned, by 30 March 2000 and, pending such despatch, transfers will be certified against the register. No temporary documents of title will be issued.

Further Terms and Conditions of Application

Each Subscriber by whom, or on whose behalf an Application Form is executed, irrevocably undertakes, represents, warrants and agrees to and with the Company and Deloitte & Touche Corporate Finance to the following effect:

1. He/She/It hereby acknowledges that the acceptance and basis of allocation of Ordinary Shares is in the absolute discretion of the Directors and that they have reserved the right to reject in whole or in part or to scale down any application. If any application is not accepted or is accepted for fewer Ordinary Shares than the number applied for, the application monies or the balance thereof (as the case may be) will be returned by sending the Subscriber's cheque or banker's draft or a crossed cheque in favour of the Subscriber, in each case by post and at the risk of the person entitled thereto, to the address of the first-named Subscriber without interest. Notifications of non-acceptance or acceptance will not be issued pending issue of definitive certificates for the Ordinary Shares or return of the application monies (as the case may be);

2. That it is a condition of the Offer that applications to the value of approximately £9,500 or more which are settled by way of third party payment e.g. banker's draft, building society cheque or a cheque drawn by someone other than the Subscriber will be subject to the UK's Verification of Identity Requirements which are contained in the Money Laundering Regulations 1993 and that he/she/it hereby acknowledges that he/she/it has read and understood the information and requirements contained in the Section headed "Money Laundering Regulations 1993" contained in this Part IX;

3. He/She/It warrants that the cheque or banker's draft enclosed with the Application Form will be honoured on first presentation and agree that if such cheque or banker's draft is not so honoured he/she/it will not be entitled to receive a share certificate for any Ordinary Shares unless and until he/she/it makes payment in cleared funds for such Ordinary Shares and such payment is accepted by the Company in its absolute discretion (which acceptance will be on the basis that he/she/it indemnifies the Company against all cost, damages, losses, expenses and liabilities arising out of, or in connection with the failure of his/her/its remittance to be honoured on the first presentation);

4. He/She/It understands that an application by him/her/it to invest in the Company shall be deemed to be an offer up to the value of his/her/its application and that such offer shall be deemed to take effect on delivery or despatch by post (as the case may be) of the Application Form;

5. He/She/It confirms that he/she/it is not relying on any information or representation in relation to the Company other than that contained in the Prospectus and agrees that neither the Company nor any person responsible for the Prospectus or any part of it shall have any liability for any information or representation not so contained;

6. He/She/It hereby authorises the Company to send a cheque for any monies returnable to him/her/it by first class post at his/her/its risk to the address first given overleaf;

7. He/She/It agrees that his/her/its application is irrevocable;

8. He/She/It agrees that, if he/she/it has signed the Application Form on behalf of any other person he/she/it has due authority to do so and that such person will also be bound accordingly and be deemed to have given the confirmation, warranties and undertakings contained therein;

9. He/She/It warrants that he/she/it is not, nor is he/she/it applying on behalf of a person who is, under the age of 18;

82

10. He/She/It warrants and declares that he/she/it has read and reviewed the Section headed "Overseas Subscribers" in Part IX of the Prospectus and that (if applicable) he/she/it has complied with the requirements and now gives the representations and warranties contained therein;

11. He/She/It warrants that, in connection with his/her/its application, he/she/it has observed the laws of all requisite territories, obtained any requisite governmental or other consents which may be required, complied with all requisite formalities and paid any issue, transfer or other taxes due in connection with his/her/its application in any territory and that he/she has not taken any action which will or may result in the Company and/or Deloitte & Touche Corporate Finance acting in breach of the regulatory or legal requirements of any territory in connection with the Offer or his/her/its application.

12. He/She/It authorises IRG plc or any person authorised by it, as his/her/its agent, to do all things necessary to effect registration of any Ordinary Shares allotted to him/her/it and authorise any representative of IRG plc to execute any document required therefor;

13. He/She/It agrees that the Application Form and all matters in connection herewith shall be construed in accordance with and governed by the laws of England and Wales. He/She/It agrees to submit to the exclusive jurisdiction of the English Courts but that nothing shall limit the right of the Company to bring any action, suit or proceeding arising out of or in connection with the Application Form or any matter in connection therewith in any manner permitted by law or in any court of competent jurisdiction.

14. He/She/It hereby declares that he/she/it has read, understood and agreed to the terms and conditions contained in the Prospectus and the Application Form, including the risk factors set out in Part II of the Prospectus and have taken all appropriate professional advice which he/she/it considers necessary before submitting this application and that he/she/it is aware of the special risks involved in participating in an investment of this nature and he/she/it understands that his/her/its application is made upon the terms of the Prospectus and this Application Form;

15. He/She/It acknowledges that, in relation to the transactions described in the Prospectus, the advisers of the Company mentioned therein are acting for the Company and are not acting for him/her/it or on his/her/its account and that accordingly, will not be responsible to him/her/it for providing protections afforded to their clients, for advising him/her/it on any transactions described herein or for ensuring that such transaction is suitable for him/her/it; and

16. He/She/It agrees that terms and expressions used in the Application Form shall have the meaning set out in the Prospectus unless the context requires otherwise.

Dated: 23 February 2000

REGEN THERAPEUTICS PLC

(registered in England and Wales under company number 3508592)

APPLICATION FORM

Offer of up to 2,678,571 Ordinary Shares of 5p each at 28p per share payable in full on application

This Application Form must be completed and returned to New Issues Department, IRG plc, PO Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent, BR3 4TH not later than 3:00 pm on 21 March 2000 (unless this deadline is extended by the Directors). Applications must be for a minimum of 3,500 Ordinary Shares (£980) and thereafter in multiples of 500 Ordinary Shares.

PROCEDURE FOR APPLICATION

1. Insert at A the total number of shares for which you are applying, together with the amount of your cheque or banker's draft . Applications should be for 3,500 or more Ordinary Shares in multiples of 500 Ordinary Shares. The minimum subscription is £980.

2. Complete in full the details requested at B and sign. This Application Form may be signed by another person on your behalf if that person is duly authorised to do so under a power of attorney or other form of authority acceptable to the Directors in their absolute discretion. The power of attorney or other form of authority (or a copy duly certified by a solicitor or a bank) must be enclosed, with this Application Form, for inspection. A corporation should sign under the hand of a duly authorised official whose representative capacity should be stated.

3. If you wish to apply jointly, you may do so with up to three other persons. Box B must be completed by one applicant. All other persons who wish to join in the application must complete and sign Box C.

   Another person may sign on behalf of any joint applicant if that other person is duly authorised to do so under power of attorney. The power of attorney (or a copy duly certified by a solicitor or a bank) must be enclosed, with the Application Form, for inspection. Certificates, cheques and other correspondence will be sent to the address in Box B.

4. The completed application form together with your cheque or banker's draft for the full amount payable on application should be sent to New Issues Department, IRG plc, P.O. Box 166, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TH so as to arrive not later than 3.00 pm on 21 March 2000 (unless this deadline is extended by the Directors).

A	Total number of shares applied for	Total enclosed at 28p per share
		£

To the Directors:

I/We ("the Subscriber") hereby irrevocably offer to subscribe for the number of shares stated above in the capital of the Company at 28 pence per share, subject to the memorandum and articles of association of the Company and the terms and conditions of application set out in this Application Form and in Part IX of the prospectus issued by the Company dated 23 February 2000 ("Prospectus"). I/We enclose payment for the above mentioned sum, being the amount payable in full on application for the stated number of shares. I/We understand that the completion and delivery of this application form accompanied by a cheque or banker's draft constitute an undertaking that the cheque will be honoured on first presentation and an acceptance of the other terms and procedure for application set out in this application form and the Prospectus. I/We understand that no application will be accepted unless and until payment in full for the shares has been made. I/We agree to accept a lower number of shares should the Offer be oversubscribed. I/We declare that I/we am/are resident in the United Kingdom, Guernsey or Jersey.

I/We request that you forward to the first-named person below by post at his/her risk a definitive certificate in respect of the Ordinary Shares allotted to me/us and/or a cheque for any monies returnable to the address first given below. I/We request and authorise you to register any Ordinary Shares for which this application is accepted in the name (s) set out below.

B   PLEASE USE BLOCK CAPITALS

Mr/Mrs/Miss/Ms...(Surname)

Forenames (in full)...

Name of corporation ....

Address (in full) ....

....

....

Home Tel... Day Tel..

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

C   PLEASE USE BLOCK CAPITALS

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)...

Name of corporation ....

Address (in full) ....

....

....

Home Tel... Day Tel..

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)...

Name of corporation ....

Address (in full) ....

....

....

Home Tel... Day Tel..

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

Name of joint applicant (if necessary) ....

Mr/Mrs/Miss/Ms..(Surname)

Forenames (in full)...

Name of corporation ....

Address (in full) ....

....

....

Home Tel... Day Tel..

Capacity (if signing on behalf of a corporation) ....

Signature ....Date ....

FSA/SRO/RPB No.

Intermediaries claiming commission should
stamp the box above.

OFFICE USE ONLY	Application Number	Amount Received	Acknowledgement sent	Share Certificate	Commission	Broker's Stamp

Go to market news section



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Director Shareholding
Released	12:26 16-Jul-03
Number	6187N

16 July 2003

ReGen Therapeutics Plc

DIRECTOR'S SHAREHOLDING

London, UK – 16 July, 2003: ReGen Therapeutics Plc (the "Company") a company developing a treatment for Alzheimer's Disease has today received notification from Percy Lomax the Executive Chairman that he has subscribed for 333,333 new ordinary shares in the placing announced on the 15 July 2003 at 1.5p per new ordinary share. This will bring his total holding in the Company to 1,782,069 ordinary shares representing 0.79 per cent of the company's issued share capital following the placing.

For further information, please contact:

Andrew Marshall

Marshall Robinson Roe

Tel No 020 7489 2033

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Director Shareholding
Released	12:49 13-Feb-04
Number	3911V

RECEIVED

2004 SEP 29 P 1: 39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:3911V
ReGen Therapeutics PLC
13 February 2004

ReGen Therapeutics Plc

13th February 2004

ReGen Therapeutics Plc (the 'Company')

Notification of Change in Interests of Directors

London: On 13th February 2004 the following directors of the Company were
granted options over the Company's ordinary shares of 0.1p each ('Options'), as
follows:

Percy Lomax was granted 1,500,000 Options exercisable from 13 February 2004
until 13 February 2009 at the exercise price of 6p. No amount was paid for the
grant. The total number of Options Mr Lomax holds following this notification is
1,500,000.

Martin Small was granted 900,000 Options exercisable from 13 February 2004 until
13 February 2009 at the exercise price of 6p. No amount was paid for the grant.
The total number of Options Mr Small holds following this notification is
1,050,000.

Norman Lott was granted 750,000 Options exercisable from 13 February 2004 until
13 February 2009 at the exercise price of 6p. No amount was paid for the grant.
The total number of Options Mr Lott holds following this notification is
900,000.

Timothy Shilton was granted 600,000 Options exercisable from 13 February 2004
until 13 February 2009 at the exercise price of 6p. No amount was paid for the
grant. The total number of Options Mr Shilton holds following this notification
is 750,000.

Malcolm Beveridge was granted 400,000 Options exercisable from 13 February 2004
until 13 February 2009 at the exercise price of 6p. No amount was paid for the
grant. The total number of Options Mr Beveridge holds following this
notification is 400,000.

Keith Corbin was granted 350,000 Options exercisable from 13 February 2004 until
13 February 2009 at the exercise price of 6p. No amount was paid for the grant.
The total number of Options Mr Corbin holds following this notification is
500,000.

Notified by: Norman Lott, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	16:36 26-Mar-03
Number	2491J

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ReGen Therapeutics Plc

26 March 2003

Immediate Release

ReGen Therapeutics Plc

SUBSTANTIAL SHAREHOLDING

London, UK – 26 March 2003: ReGen Therapeutics Plc (the "Company") announces that on 17 March 2003 it received notification from Peter Redvers Garrod that following an acquisition of 1,000,000 ordinary shares of the Company on 13 March 2003 he is now beneficially interested in 4,826,500 ordinary shares of the Company representing approximately 4.46% of the current issued share capital of the Company.

Issued by:

Marshall Robinson Roe

Contact: Andrew Marshall   Tel: 020 7489 2033

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company-Replcmt
Released	17:05 15-Apr-03
Number	0816K

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0816K
ReGen Therapeutics PLC
15 April 2003

ReGen Therapeutics Plc

15 April 2003

The following replaces the substantial shareholding announcement issued on the
14th April 2003 reference 0254K at 16.34hrs. The number of shares acquired by
Hoodless Brennan on the 10 April should read 27,333,333 shares and not
32,793,333. This represented 19.4% and not 23.7% of the issued share capital of
ReGen Therapeutics. The disposal figures have also been adjusted and the net
effect, ie the shareholding of below 3% remains the same.

Immediate Release

ReGen Therapeutics Plc

SUBSTANTIAL SHAREHOLDING

London, UK - 15 April, 2003: ReGen Therapeutics Plc (the "Company") announces it
has been notified by Hoodless Brennan & Partners Plc ("Hoodless") of amendments
to its notification to its holding of ordinary shares of the Company. On 10
April 2003 Hoodless acquired 27,333,333 ordinary shares representing 19.4% of
the issued share capital of the Company.

Further, the Company received notification from Hoodless on 15 April 2003 that,
following a disposal by it of 7,121,666 ordinary shares of the Company on 10
April 2003, and a further disposal of 20,055,500 ordinary shares of the Company
on 11 April 2003, its shareholding is now less than 3% of the issued share
capital of the Company.

For further information, please contact:

Andrew Marshall   Tel. 020 7489 2033
Marshall Robinson Roe

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	14:58 27-May-03
Number	5658L

RNS Number:5658L
ReGen Therapeutics PLC
27 May 2003

ReGen Therapeutics Plc

27 May 2003

SUBSTANTIAL SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that on 27 May 2003 it received
notification from Mr P Garrod that he is beneficially interested in 12,800,000
ordinary shares of the Company representing 7.95% of the current issued share
capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	13:06 19-Jun-03
Number	5332M

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:5332M
ReGen Therapeutics PLC
19 June 2003

ReGen Therapeutics Plc

19th June 2003

DISCLOSURE OF NOTIFIABLE INTEREST - DISPOSAL OF SHARES

ReGen Therapeutics Plc (the "Company") announces that it today received
notification from New Opportunities Investment Trust Plc that, following a
disposal by it of 500,000 ordinary shares of the Company on 17 June 2003, it now
retains a holding of 20,712,121 ordinary shares representing 12.87% of the
issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7489 2033

                    This information is provided by RNS
         The company news service from the London Stock Exchange

END

[Close]

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	14:20 01-Jul-03
Number	0199N

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0199N
ReGen Therapeutics PLC
01 July 2003

REGEN THERAPEUTICS PLC

Notification of shareholding

ReGen Therapeutics plc ("ReGen" or "the Company") announces that on 1 July 2003
it received notification that on 27 June 2003 Jubilee Investment Trust Plc
("Jubilee") sold 2,700,000 shares of ReGen. As a result, Jubilee is now
interested in 12,300,000 shares representing 7.6 % of the issued share capital
of the Company.

1 July 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	09:42 03-Jul-03
Number	1104N

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:1104N
ReGen Therapeutics PLC
03 July 2003

REGEN THERAPEUTICS PLC

Notification of shareholding

ReGen Therapeutics plc ("ReGen" or "the Company") announces that on 2 July 2003 it received notification that on 1 July 2003 Jubilee Investment Trust Plc ("Jubilee") sold 12,300,000 shares of ReGen representing 7.64% of the issued share capital of the Company, being the entire balance of their remaining holding.

3 July 2003

Issued by:
Richard Robinson
Marshall Robinson Roe   Tel: 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	07:00 16-Jul-03
Number	5958N

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTER...
CORPORATE F......

RNS Number:5958N
ReGen Therapeutics PLC
16 July 2003

ReGen Therapeutics Plc
Embargoed until 7am 16 July 2003

ReGen Therapeutics Plc

SUBSTANTIAL SHAREHOLDING

London, UK - 16 May, 2003: ReGen Therapeutics Plc (the "Company") announces that
on 15 July 2003 it received notification from Mr Colin Blackbourn that he is
beneficially interested in 7,000,000 ordinary shares of the Company representing
3.1% of the current issued share capital of the Company.

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
Tel No 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	12:41 23-Jul-03
Number	8725N

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:8725N
ReGen Therapeutics PLC
23 July 2003

ReGen Therapeutics Plc

23 July 2003

SUBSTANTIAL SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that it was notified on 22 July 2003 that, pursuant to a placing, Hoodless Brennan & Partners Plc ("Hoodless") acquired 28,593,335 ordinary shares of the Company on 22 July 2003 representing 17.77% of the issued share capital of the Company. On the same date, Hoodless sold 28,593,335 ordinary shares and no longer has a notifiable interest in the Company

For further information, please contact:

Andrew Marshall

Marshall Robinson Roe

Tel. 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	14:55 08-Oct-03
Number	6723Q

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:6723Q
ReGen Therapeutics PLC
08 October 2003

ReGen Therapeutics Plc

8 October 2003

SUBSTANTIAL SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that on 8 October 2003 it received notification from Mr P. Garrod that he is beneficially interested in 24,000,000 ordinary shares of the Company representing 10.69% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	12:24 12-Dec-03
Number	2049T



RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:2049T
ReGen Therapeutics PLC
12 December 2003

ReGen Therapeutics Plc

12 December 2003

SUBSTANTIAL SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that on 12 December 2003 it received notification from Mr P. Garrod that he is beneficially interested in 27,500,000 ordinary shares of the Company representing 10.7% of the current issued share capital of the Company.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel. 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Holding(s) in Company
Released	15:09 17-Dec-03
Number	3835T



RECEIVED
2004 SEP 29 P 1: 40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:3835T
ReGen Therapeutics PLC
17 December 2003

ReGen Therapeutics Plc

17 December 2003

DECLARATION OF SHAREHOLDING

ReGen Therapeutics Plc (the "Company") announces that it was notified on 17
December 2003 that, pursuant to a placing, City Equities Limited acquired
10,000,000 ordinary shares of the Company on 16 December 2003 representing 3.89%
of the issued share capital of the Company. On the same date, City Equities
Limited sold 10,000,000 ordinary shares to certain of its private customers and
no longer has a notifiable interest in the Company

For further information, please contact:

Andrew Marshall
Tel. 020 7960 6007
Marshall Robinson Roe

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Disposal
Released	15:26 26-Jan-04
Number	6382U

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATION
CORPORATE FINANCE

ReGen Therapeutics Plc

26 January 2004

Immediate Release

ReGen Therapeutics Plc

DISCLOSURE OF NOTIFIABLE INTEREST – DISPOSAL OF SHARES

London, UK – 26 January, 2004: ReGen Therapeutics Plc (the "Company") announces that on 23 January 2004 it received notification from New Opportunities Investment Trust Plc that, following a disposal by it of 3,000,000 ordinary shares of the Company, it now retains a holding of 17,212,121 ordinary shares representing 6.57% of the issued share capital of the Company.

For further information, please contact:

Andrew Marshall   Tel. 020 7960 6007
Marshall Robinson Roe

END

[Close]



ReGen Therapeutics PLC
05 March 2003

REGEN THERAPEUTICS PLC

Chairman's statement and preliminary results to December 2002

2002 was a significant year for the development for ReGen. The most important
events were the two reports on the clinical trials. On 22 March we released the
results of the interim study. The data showed that in the 106 patient double
blind placebo controlled trial Colostrinin(TM) had achieved statistical
significance at its clinical end point, cognitive function. On the 8th July we
announced a positive outcome of the 30 week trial. Although the placebo was
dropped at the 15 week stage the 30 week trial demonstrated that:

1.   Approximately 40% of patients on Colostrinin(TM) were stabilised or
      improved after 15 weeks of therapy based on an analysis of overall
      responses.

2.   33% of patients continued to show stabilisation or improvement after 30
      weeks of treatment, although levels of benefit were slightly higher at the
      15 week stage of the trial.

3.   Efficacy demonstrated in both mild and moderate symptom groups, with
      greatest effects seen in earlier stages of the disease.

4.   No drug-related Serious Adverse Events or safety concerns were observed
      during the trial.

ReGen considers the data from the trial to be very positive confirming the
finding of earlier pilot studies in Poland and supporting its view that
Colostrinin(TM) is a potentially effective treatment of Alzheimer's disease.
The company will therefore continue its development programme, in preparation
for the next stage of clinical testing. The programme will now also include an
investigation into whether the effects of the product can be further enhanced by
varying the dosing regimen. ReGen is currently in discussions with a number of
parties in relation to securing sufficient funding for this next stage of
development.

The development work is proceeding satisfactorily. In particular we would point
to the announcement of the 9 January 2003 that a patent on the use of
Colostrinin(TM) as an oxidative stress regulator has been granted by the United
States Patent & Trademark Office. It is generally acknowledged that oxidative
stress is the pathogenesis of severe neurodegenerative diseases, including
Alzheimer's disease.

Our first Public announcement of work in this area came on the 24 October 2002
at the 18th International Conference on Alzheimer's disease in Barcelona, Spain.
We said that the work conducted in collaboration with University of Texas
Medical Branch has begun to add solid scientific evidence to support earlier
preliminary findings that Colostrinin(TM) could modulate oxidative stress. The
findings showed that Colostrinin(TM) could prevent/reduce the oxidative damage
of important molecules such as proteins and lipids that lead to pathological
changes at the cellular and organ level. This activity appears to be mediated
via an intermediate called 4-HNE. These results may help to explain the
clinical benefits of Colostrinin(TM), as seen in the recently completed clinical
study in Alzheimer's disease patients, and suggest that Colostrinin(TM) might be
helpful in other diseases which involve oxidative stress.

We also had a widening of our patent portfolio. On the 17th October we
announced the granting of a dietary supplement patent by the United Kingdom
Patent Office. The company is actively examining the potential for a
nutraceutical version of Colostrinin(TM). In particular ReGen is evaluating
whether Colostrinin(TM) can be developed as a nutraceutical in parallel with the
continued development of the product as a pharmaceutical formulation for the
treatment of Alzheimer' disease.

We have also been active on the financial front. On the 10 June 2002 we raised
£429,000 of additional working capital, primarily from existing shareholders.
We have also issued shares to two investment trusts. On the 24 September we
acquired 1,060,606 shares at £1 each in New Opportunities Investment Trust
(NOIT) and on the 22 January 2003 we acquired 750,000 shares at £1 each in
Jubilee Investment Trust. Both share transactions were made in return for ReGen
shares at 5p each.

These two actions have placed current assets on our balance sheet. They provide
us with short term backing for borrowing and at the same time provide a
potential source of cash. I should also add that management time spent on these
issues is much less and the cost to the company is far lower than would be the
case with more conventional placings. We will continue to be innovative in our
funding.

On the human resources front I must remind you that three directors have left
the company since the last Chairman's statement. Dr Jerzy Georgiades, the Chief
Scientific officer and a founder of the business, and Michael Harvey, the Chief
Executive Officer, left the company at the end of August. David Gration, a
non-executive director, left the Board at the end of November. We thank all

The departures of Dr Jerzy Georgiades and Mike Harvey formed part of our overall restructuring and cost cutting exercise towards the end of 2002, which also involved the closing of the ReGen operation in Poland and a significant reduction in the size of the London Office. We have cut out almost £700,000 off of our overheads going forward in 2003 compared with 2002.

Finally I should like to congratulate Tim Shilton and Martin Small on their promotion to the Board of Directors. Tim Shilton takes over primary responsibility for running the Colostrinin project, while Martin Small, another founder of the company, will now focus on new projects.

May I also take this opportunity of thanking our shareholders who have continued to support us in what are very difficult times in the equity markets. Please be reassured that we have every intention of taking the company forward continuing with our objective of improving the life of Alzheimer's Disease sufferers and, in the meantime, evaluating and, hopefully, pursuing many new and exciting opportunities.

I wish you all a prosperous and peaceful 2003.

Percy W Lomax
Executive Chairman

5th March 2003

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2002
(Unaudited)

	2002 £	2001 £
Administrative expenses	1,286,021	1,573,387
Development costs	580,246	916,114
Operating loss	(1,866,267)	(2,489,501)
Amounts written off current asset investment	(525,000)	-
Interest receivable	22,157	78,817
Interest payable	(2,257)	(3,668)
Loss on ordinary activities before taxation	(2,371,367)	(2,414,352)
Taxation on loss from ordinary activities	64,754	88,741
Loss on ordinary activities after taxation	(2,306,613)	(2,325,611)
Basic and diluted loss per share	(3.05)p	(4.64)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2002 (Unaudited)

	2002 £	£	2001 £	£
Fixed assets				
Intangible assets	1,861,786		1,863,315	
Tangible assets	24,087		38,459	
	1,885,873		1,901,774	
Current assets				
Investments	535,606		-	
Debtors	135,211		324,948	
Cash at bank and in hand	6,570		1,098,911	
	677,387		1,423,859	
Creditors: amounts falling due within one year	358,515		363,431	
Net current assets		318,872		1,060,428
Total assets less current liabilities		2,204,745		2,962,202

Called up share capital		4,656,070		3,349,229
Share premium		5,711,478		5,469,163
Profit and loss account		(8,162,979)		(5,856,366)
Equity shareholders' funds		2,204,569		2,962,026
Non-equity minority interests		176		176
		2,204,745		2,962,202

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2002 (Unaudited)

	2002		2001	
	£	£	£	£
Net cash outflow from operating activities		(1,785,178)		(2,531,149)
Returns on investments and servicing of finance				
Interest received	22,157		78,817	
Interest paid	(2,257)		(3,668)	
		19,900		75,149
Taxation		195,199		(34)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(4,749)		(11,711)	
Payments to acquire intangible fixed assets	(75,068)		(119,914)	
Proceeds from sales of fixed assets	-		28,080	
		(79,817)		(103,545)
Net cash outflow before management of liquid resources and financing		(1,649,896)		(2,559,579)
Management of liquid resources				
Decrease in short term deposits	950,000		900,000	
Sales of short-term investments	-		200,000	
		950,000		1,100,000
Financing				
Proceeds of shares issued for cash	492,470		1,444,614	
Expenses paid on share issue	(3,921)		(163,786)	
		488,549		1,280,828
Decrease in cash		(211,347)		(178,751)

Notes

1 Accounts

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2001 has been extracted from the statutory financial statements for that year which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified but contained an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2002 has been extracted from the draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the fundamental uncertainty referred to in the next paragraph.

2 Going concern

Following the results of the Clinical trials, the directors have reviewed and amended the company's plans for utilising its existing resources and identified a need for additional funding during the next financial year. The Directors anticipate that this will be addressed by a further placing of shares, in addition to the realisation of the current asset investments.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If the fundraising and ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

3 Accounting policies

The accounting policies used to prepare the financial information contained in this statement are consistent with those set out in the statutory financial statements for the year ended 31 December 2001. All accounting policies are in accordance with applicable accounting standards.

4   Intangible fixed assets

Costs amounting to £75,068 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

5   Share capital

During the year the company issued 4,924,702 ordinary shares of 5p each at a premium of 5p per share.

A further 21,212,121 ordinary shares of 5p each were issued in exchange for 1,060,606 redeemable ordinary shares at 100p each in New Opportunity Investment Trust plc (NOIT), together with 212,121 warrants exercisable at 100p. These warrants may not be exercised after 24 September 2007.

The issued shares rank pari passu with existing shares.

6   Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year.   The weighted average number of equity shares in issue are 75,500,242 and the loss is £2,306,613 (2001 - 50,141,506 shares and the loss £2,325,611).

The effect of all potential ordinary shares is anti-dilutive.

7   Reconciliation of movements in equity shareholders' funds

	2002 £	2001 £
Loss for the financial year	(2,306,613)	(2,325,611)
New share issue	1,306,841	722,307
Premium on new share issue net of issue costs	242,315	558,521
Decrease to equity shareholders' funds	(757,457)	(1,044,783)
Opening equity shareholders' funds	2,962,026	4,006,809
Closing equity shareholders' funds	2,204,569	2,962,026

8   Reconciliation of operating loss to net cash outflow from operating activities

	2002 £	2001 £
Operating loss	(1,866,267)	(2,489,501)
Amortisation	76,597	76,006
Depreciation	19,121	18,227
Decrease/(Increase) in debtors	59,293	(5,680)
Decrease in creditors	(73,922)	(130,201)
Net cash outflow from operating activities	(1,785,178)	(2,531,149)

9   Reconciliation of net cash flow to movement in net funds

	2002 £	2001 £
Decrease in cash in the year	(211,347)	(178,751)
Decrease in liquid resources	(414,394)	(1,100,000)
Movement in net funds in the year	(625,741)	(1,278,751)
Net funds at start of year	1,098,911	2,377,662
Net funds at end of year	473,170	1,098,911

10   The annual report and financial statements for the year ended 31 December 2002 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Interim Results
Released	07:01 24-Sep-03
Number	0998Q

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0998Q
ReGen Therapeutics PLC
24 September 2003

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2003

CHAIRMAN'S STATEMENT

- First half expenditure reduced by 46% compared with the first half of 2002.

- £1.67 million raised to meet funding needs into 2004.

- ColostrininTM trial studies provisionally accepted for publication in an international peer reviewed journal.

- ColostrininTM project on target for resumption of clinical studies in second half of 2004.

- Nutraceutical potential of ColostrininTM encouraged by interest from manufacturers and distributors in USA, Australia and New Zealand.

I am pleased to report on the progress of the Company. I would like to comment firstly on the financial items.

- Expenditure

Expenditure in the first half of the year was down by 46% on the comparative period of 2002 and this reflected two factors. Firstly, cost cutting carried out in the second half of 2002 showed through in these figures. Secondly, development costs were lower as we were in the process of commissioning the next set of studies, which are now on going, and we will see a significant rise in development expenditure in the second half of the year. I should also point out that we have always counted the Chief Scientific Officer and Development Director within administrative costs whereas in fact their time is wholly involved with scientific development.

- Funding

Since the beginning of April 2003, the Company has raised approximately £1.67m through placing of new shares and disposal of investments in New Opportunities Investment Trust plc ("NOIT") and Jubilee Investment Trust plc ("Jubilee"). Subsequent falls in share prices of these Trusts require the Company to make a provision of £761,000 during the period. We stress that this is not a cash loss to the Company and shareholders should note the two following points:

future at a time when more traditional methods were not available and, at the time, no one anticipated the falls in the Investment Trust stock prices.

b)   The share exchange was done at a ReGen price of 5p in both cases. This is significantly above the current share price and above the two prices at which we have raised equity in the first half of the year (0.75p and 1.5p). In practice, therefore, taking into account the fall in the Investment Trust price we actually sold the NOIT shares at 1.25p per ReGen share and the Jubilee shares at 1.3p per ReGen share. I would also stress that with transactions of this type there is very little additional cost.

Although cash at bank was £43,000 at the half-year end, this does not take into account our fundraising activities since that date. Our share placing on 15th July raised £954,000 and we received £194,000 from the sale of Jubilee shares on the 8th July. We still retain 560,606 NOIT shares.

Looking to the future we now have funding for our needs into 2004 and whilst we anticipate the possible need for further funding in order to complete our current scientific development programme the amounts involved are not expected to be significant to the Company.

• ColostrininTM

Since we reported on our scientific development in our AGM Statement only three month's ago there have been no major advances in our programme, but we continue to receive confirmatory science in respect of ColostrininTM.

Importantly however, following submission of our manuscript on the full findings of the clinical trial of ColostrininTM on 106 patients in Poland, we are pleased to confirm that the article has been provisionally accepted for publication within the next few months in an international peer reviewed journal. This will communicate the potential of ColostrininTM as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners.

We remain on course to be in a position to resume clinical studies supporting initially the development of a nutraceutical product during the second half of 2004 as planned.

• Nutraceutical potential

We are pleased to report that we have received several enquiries from established nutraceutical distributors in the United States, who have expressed an interest in discussing the potential to add ColostrininTM to their existing product portfolio. Similarly, we are continuing to make contact with potential manufacturers and distributors of colostrum based products in the USA, Australia and New Zealand as potential manufacturers and/or distributors of ColostrininTM.

• Acquisitions

It remains the view of the Board of Directors that the future success of ReGen can be strengthened and protected by the acquisition of other corporate entities whose business either enhances the potential of the Company's existing projects or adds a new dimension for future growth into new areas of business activity.

Conclusion

The ColostrininTM project remains on schedule and we continue to be confident in the potential for its future success.

We are also most encouraged by the support we continue to attract from investors. Although the overall climate in equity markets appears to be somewhat brighter than it was a year ago, raising funding in the biotech sector has continued to be difficult and we consider our own success in this area to be a very positive demonstration of confidence in the way in which ReGen conducts its business.

Finally, I would like to add my own thanks to everyone who continues to contribute to the success of the Company; our employees, consultants and advisors and, last but certainly not least, our shareholders and investors.

Percy Lomax
Chairman
24th September 2003

Further information:

Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

ReGen Therapeutics Plc

Interim Results for the Six Months'
to 30 June 2003

Consolidated Profit and Loss Account
For the six months ended 30 June 2003

	Unaudited 6 months to 30-Jun-03	Unaudited 6 months to 30-Jun-02	Audited Year to 31-Dec-02
	(£000)	(£000)	(£000)
Administrative expenses	450	679	1,212
Goodwill amortisation	37	37	74
Development costs	122	419	580
Operating loss	(609)	(1,135)	(1,866)

investment
Interest Receivable	-	16	22
Interest Payable	(6)	-	(2)
	---------	---------	---------
Loss on ordinary activities before taxation	(1,376)	(1,119)	(2,371)
Tax on ordinary activities	(40)	(71)	(64)
	---------	---------	---------
Loss on ordinary activities after taxation	(1,336)	(1,048)	(2,307)
	---------	---------	---------
Loss per share (basic and diluted)	(1.05)p	(1.54)p	(3.05)p

ReGen Therapeutics Plc

Consolidated Balance Sheet

	Unaudited As at 30-Jun-03	Unaudited As at 30-Jun-02	Audited As at 31-Dec-02
	(£000)	(£000)	(£000)
Fixed Assets			
Intangible assets	1,835	1,871	1,862
Tangible assets	11	26	24
	---------	---------	---------
	1,846	1,897	1,886
	---------	---------	---------
Current assets			
Investments	400		536
Debtors	55	214	135
Cash at bank	43	705	6
	---------	---------	---------
	498	919	677
Creditors: amounts falling due within one year	(329)	(409)	(358)
	---------	---------	---------
Net current assets	169	510	319
	---------	---------	---------
Net assets	2,015	2,407	2,205
	---------	---------	---------
Capital and reserves			
Share Capital - Issued and fully paid	161	3,596	4,656
- Deferred	5,298	-	-
Share premium	6,055	5,715	5,712
Profit and loss account	(9,499)	(6,904)	(8,163)
	---------	---------	---------
Equity shareholders' funds	2,015	2,407	2,205

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited As at 30-Jun-03	Unaudited As at 30-Jun-02	Audited As at 31-Dec-02
	(£000)	(£000)	(£000)
Operating loss	(609)	(1,135)	(1,866)
Amortisation	43	38	77
Depreciation	13	12	19
Decrease in debtors	36	69	59
(Decrease)/increase in creditors	(29)	46	(74)
Net cash outflow from operating activities	(546)	(970)	(1,785)
Returns on investments and servicing of finance			
Interest received	-	16	22
Interest paid	(6)	-	(2)
Taxation	84	113	195
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	-	-	(5)
Payments to acquire intangible fixed assets	(16)	(45)	(75)
Net cash outflow before management of liquid resources and financing	(484)	(886)	(1,650)
Management of liquid resources			
Decrease in short term deposits	-	350	950
Sales of short-term investments	125		-
Financing			
Proceeds of shares issued for cash	396	492	493
Expenses paid on share issue	-	-	(4)
	396	492	489
Increase/(Decrease) in cash	37	(44)	(211)

Notes to the Interim Report:

The results for the six months ended 30 June 2003 are unaudited and have been prepared on a basis consistent with the statutory accounts for the year ended 31 December 2002. The comparative amounts for the year ended 31 December 2002 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but have been extracted from the audited statutory accounts delivered to the Register of Companies on which the auditors issued an unqualified report which did not contain a statement under section 237 of that Act.

Loss per share

The calculation of loss per share is based on the weighted average number of shares in issue for the period of 127,447,758 and the loss for the period of £1,335,869.

Reconciliation of movements in equity
shareholders' funds

	30-Jun-03 (£000)
Loss for the six months	(1,336)
New share issues	803
Premium on new share issues net of issue costs	343

Decrease to equity shareholders' funds	(190)
Opening equity shareholders' funds	2,205

Closing equity shareholders' funds	2,015
	=========

Intangible fixed assets

Costs amounting to £16,105 relating to patent rights have been capitalised for the six months to 30 June 2003 in accordance with the company's stated accounting policy.

Post balance sheet events

On 15 July 2003 ReGen Therapeutics Plc placed with new and existing shareholders 63,600,000 0.1p ordinary shares at 1.50p per share raising £954,000 before expenses.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Final Results
Released	07:00 12-Feb-04
Number	3096V



RNS Number:3096V
ReGen Therapeutics PLC
12 February 2004

REGEN THERAPEUTICS PLC

Chairman's Statement and preliminary results to 31 December 2003

2003 was a year of solid achievement for ReGen Therapeutics Plc on the
financial, scientific development and commercial fronts.

• Financials

Administrative costs (excluding development costs) were 25% lower in 2003
compared with 2002. This reflected primarily the reduction in salary overheads
following the departure of three executives in 2002 and no recruitment to
replace them.

Development costs fell by 44% but this reflected the ending of the clinical
trials in the second quarter of 2002. During 2003 we conducted no clinical
trials. Clinical trials are very much more expensive than individual pieces of
laboratory scientific/development work. In fact our scientific/development
spending rose during the year.

The amounts written off current asset investments in 2002 and 2003 reflect the
disparity between the price we actually paid for our investment trust shares in
paper and our realisation price. It must be stressed, however, that this is a
paper loss. In fact this innovative financing enabled us to raise cash more
cheaply and at a higher price than more conventional fundraising methods, which
were not then open to us because of poor market conditions at the time. During
the year, by conventional methods, we placed stock at 0.75p, 1.5p and 2p, an
average price of 1.36p. Our prices per ReGen share for our three sales of
Investment Trust stocks were 1.25p, 1.3p and 2.5p, an average price of 1.65p.

Turning now to the Balance Sheet the principal changes come within current
assets. Our investments have now been sold. As I have said previously we are not
an investment company but we were merely using this as part of our funding.
Debtors increased by two and a half times, but this reflects cash of £402,000
due to us from Hoodless Brennan in respect of the December placing and
subsequently paid to us in January 2004. Most importantly from our point of
view, cash at bank was almost £1m (2002 £6,570). Whilst we have plans to expand
our development programme during the coming year and are also into manufacturing
scale-up, this amount of cash, relative to our potential needs, is very
reassuring.

• Scientific and Commercial Development

During the year we have been working with a number of collaborators, most
notably The University of Texas Medical Branch on developing our science.

Activity has focused on developing a greater understanding of the mode of action
of ColostrininTM, which in turn has enabled development of bio-assays and the
identification of animal (in-vivo) models. These are crucial elements in
developing an effective manufacturing process and fully evaluating the
therapeutic potential of ColostrininTM in Alzheimer's and other diseases.
Progress made to date encourages the Board to believe that continuation of this

The Company anticipates that such clinical trials will be undertaken in collaboration with a co-development/commercialisation partner. In this context ReGen is now working with a licensing company to assist with finding such a partner.

ReGen has also made considerable progress in planning the development opportunities for ColostrininTM as a nutraceutical, in particular in the United States.

With regard to the manufacturing of ColostrininTM it has been confirmed that the more readily available bovine colostrum (as opposed to ovine), can be used as the source material. Work is now underway with a major US bovine colostrum processor to achieve manufacturing scale up and this enables us cost-effective access to a manufacturing facility without any major capital expenditure.

Also, although preliminary data only is available at the moment, a proteomics screen with ColostrininTM has shown that it has the ability to selectively modulate the expression of proteins by nerve cells in culture. This confirms that active principles within ColostrininTM are able to activate cells and direct the synthesis of proteins. The nature of these proteins is now being investigated. This work offers the prospect of shedding even more light on the way ColostrininTM works and identifying new potential disease targets and uses.

The results of our clinical trial RG-010 will be published in the peer reviewed Journal of Alzheimer's Disease February 2004 edition. The publication of the article will communicate the potential of ColostrininTM as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners.

- 2004

In 2004 we propose to develop the business by achieving manufacturing scale-up, a licensing deal and further development of our science. With this achieved, ReGen will be a very different company at the end of the year.

Percy W Lomax
Executive Chairman

12th February 2004

REGEN THERAPEUTICS PLC

Consolidated profit and loss account for the year ended 31 December 2003

	2003 £ (Unaudited)	2002 £ (Audited)
Administrative costs		
Development costs	325,636	580,246
Other	905,619	1,211,531
Goodwill amortisation	74,490	74,490
Operating loss	(1,305,745)	(1,866,267)
Interest receivable	10,391	22,157
Amounts written off current asset investments	(688,106)	(525,000)

Loss on ordinary activities before taxation		(1,991,558)	(2,371,367)
Taxation on loss from ordinary activities		30,000	64,754
Loss on ordinary activities after taxation		(1,961,558)	(2,306,613)
		==========	==========
Basic and diluted loss per share		(0.98)p	(3.05)p

REGEN THERAPEUTICS PLC

Consolidated balance sheet at 31 December 2003

	2003	2003	2002	2002
	£ (Unaudited)	£ (Unaudited)	£ (Audited)	£ (Audited)
Fixed assets				
Intangible assets		1,825,445		1,861,786
Tangible assets		4,357		24,087
		1,829,802		1,885,873
Current assets				
Investments	-		535,606	
Debtors	484,002		135,211	
Cash at bank and in hand	996,215		6,570	
	1,480,217		677,387	
Creditors: amounts falling due within one year	281,769		358,515	
Net current assets		1,198,448		318,872
Total assets less current liabilities		3,028,250		2,204,745
		==========		==========
Capital and reserves				
Called up share capital		5,559,733		4,656,070
Share premium		7,592,878		5,711,478
Profit and loss account		(10,124,537)		(8,162,979)
Equity shareholders' funds		3,028,074		2,204,569
Non-equity minority interests		176		176
		3,0288,250		2,204,745
		==========		==========

REGEN THERAPEUTICS PLC

Consolidated cash flow statement for the year ended 31 December 2003

	2003 £ (Unaudited)	2003 £ (Unaudited)	2002 £ (Audited)	£ (Audited)
Net cash outflow from operating activities		(1,609,927)		(1,785,178)
Returns on investments and servicing of finance				
Interest received	10,391		22,157	
Interest paid	(8,098)		(2,257)	
		2,293		19,900
Taxation		83,533		195,199
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(92)		(4,749)	
Payments to acquire intangible fixed assets	(49,719)		(75,068)	
		(49,811)		(79,817)
Net cash outflow before management of liquid resources and financing		(1,573,912)		(1,649,896)
Management of liquid resources				
(Increase)/decrease in short term deposits	(941,221)		950,000	
Sales of short-term investments	597,500		–	
		(343,721)		950,000
Financing				
Proceeds of shares issued for cash	2,095,350		492,470	
Expenses paid on share issue	(60,287)		(3,921)	
		2,035,063		488,549
Increase/(decrease) in cash		117,430		(211,347)
		==========		==========

ReGen Therapeutics Plc

Notes forming part of the financial statements for the year ended 31 December 2003

The financial information contained in this announcement does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2002 has been extracted from the statutory financial statements for that year which have been filed with the Registrar of Companies. The audit report on those financial statements was unqualified and did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. It did contain however an explanatory paragraph dealing with a fundamental uncertainty relating to going concern. The financial information for the year ended 31 December 2003 has been extracted from the draft statutory financial statements for that year upon which the auditors have yet to report. The auditors have indicated that their final audit report will contain an explanatory paragraph dealing with the fundamental uncertainty referred to in the next paragraph.

2 Going concern

The directors have reviewed and amended the Company's plans for utilising its existing resources and identified a need for additional funding during the next financial year. The Directors are considering a number of methods of meeting the funding requirement.

On this basis the Directors consider it appropriate to prepare the financial statements on the going concern basis.

If the fundraising and ongoing drug development programme are not successful then adjustments may be necessary to write down assets to their recoverable amounts, reclassify fixed assets and long term liabilities as current and provide for additional liabilities.

3 Accounting policies

The accounting policies used to prepare the financial information contained in this statement are consistent with those set out in the statutory financial statements for the year ended 31 December 2002. All accounting policies are in accordance with applicable accounting standards.

4 Intangible fixed assets

Costs amounting to £49,719 relating to patent rights have been capitalised in the year in accordance with the Group's stated accounting policy.

5 Share Capital

On 30 January 2003 15,000,000 ordinary shares of 5p each were issued in exchange for 750,000 10p ordinary shares in Jubilee Investment Trust plc.

On 10 April 2003 and 24 April 2003, the company issued 32,793,333 and 20,000,000 ordinary shares of 0.1p each respectively at a premium of 0.65p per share.

On 22 July 2003, the company issued 63,600,000 ordinary shares of 0.1p each at a premium of 1.4p per share.

On 10 December 2003 and 23 December 2003, the company issued 32,600,000 and 4,670,000 ordinary shares of 0.1p each respectively at a premium of 1.9p per share.

The issued shares rank pari passu with existing shares.

6 Loss per share

The basic loss per ordinary share has been calculated using the weighted average number of shares in issue during the relevant financial year. The weighted average number of equity shares in issue are 200,799,291 and the loss is £1,961,558 (2001 - 75,500,242 shares and the loss £2,306,613).

7 Reconciliation of movements in equity shareholders' funds

	2003 £ (Unaudited)	2002 £ (Audited)
Loss for the financial year	(1,961,558)	(2,306,613)
New share issue	903,663	1,306,841
Premium on new share issue net of issue costs	1,881,400	242,315
Increase/(decrease) to equity shareholders' funds	823,505	(757,457)
Opening equity shareholders' funds	2,204,569	2,962,026
Closing equity shareholders' funds	3,028,074	2,204,569

8 Reconciliation of operating loss to net cash outflow from operating activities

	2003 £ (Unaudited)	2002 £ (Audited)
Operating loss	(1,305,745)	(1,866,267)
Amortisation	86,060	76,597
Depreciation	19,822	19,121
(Increase)/decrease in debtors	(392,323)	59,293
Decrease in creditors	(17,741)	(73,922)
Net cash outflow from operating activities	(1,609,927)	(1,785,178)

9 Reconciliation of net cash flow to movement in net funds

	2003 £ (Unaudited)	2002 £ (Audited)
Increase/(decrease) in cash in the year	117,430	(211,347)
Increase/(decrease) in liquid resources	405,615	(414,394)
Movement in net funds in the year	523,045	(625,741)
Net funds at start of year	473,170	1,098,911
Net funds at end of year	996,215	473,170

The annual report and financial statements for the year ended 31 December 2003 will be sent to all shareholders in due course and copies will be available from the company's business address at Suite 406, Langham House, 29-30 Margaret Street, London, W1W 8SA.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

END

Close

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNA...
CORPORATE FIN...

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Interim Results
Released	07:00 15-Sep-04
Number	9700C

RNS Number:9700C
ReGen Therapeutics PLC
15 September 2004

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2004

CHAIRMAN'S STATEMENT

The first half of 2004 was a period of scientific, medical and commercial progress for ReGen.

On 17 March we announced that a study of our double blind placebo controlled trial in Poland was published in the peer reviewed Journal of Alzheimer's Disease which concluded that ColostrininTM has potential in the treatment of Alzheimer's Disease. This favourable review was enhanced by two further scientific studies. On 20 May we reported that US laboratory studies showed that ColostrininTM had potential to impact on the pathologies involved in Alzheimer's Disease. On 16 June an in-vivo study in chicks, conducted by the Open University, showed that ColostrininTM enhances memory. We also announced on 22 March that we believed that ColostrininTM may have other uses. In this regard we expect an in-vitro study evaluating the use of the compound in Parkinson's Disease to start in the third quarter of the year.

On 5 April a new method for the extraction of ColostrininTM from colostrum was published in The Protein Journal. This process, which we had defined during 2002 /3, has formed the basis of the scale up of our manufacturing, which proceeded during the first half of the year. We expect to issue a full report on this during the fourth quarter of 2004.

On the commercial development front we have established contact with a number of potential partners via our licensing agent ProPharma Partners. These discussions are ongoing, but the Board is very aware of the need to maximise shareholder value. The more medical, scientific and commercial inputs we have the better deal we can strike. For example, we had not considered originally, that we would be able to develop our own manufacturing. Thus, in addition to milestone payments and royalties on sales, this also offers the possibility of making a manufacturing margin as well, making our return to shareholders that much greater. To further strengthen our return to shareholders we continue to actively seek profitable company and project acquisitions to widen and secure the Company's base.

A rethink of our strategy in the summer of 2002 and very careful control of costs particularly since then have enabled us to get much further than our original plan anticipated. As our figures show our administrative expenses in the first half were only £484,000 up 8%. This was despite a dramatic reduction in expenses the previous year. We raised £500,000 in the first half, which would cover administrative expenditure in the first half. This represented an immediate dilution to shareholders of 6.9%, but in the long run will strengthen the Company's financial position.

Looking to the future we will continue to drive the medical, scientific and
commercial progress of the Company. So far in this second half-year the momentum
of the first half has continued bringing us closer, we believe, to our goal of a
self-sustaining business.

Percy W Lomax
Executive Chairman
15 September 2004

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

ReGen Therapeutics Plc

Interim Results for the Six Months' to 30 June 2004

Consolidated Profit and Loss Account
For the six months ended 30 June 2004

	Unaudited 6 months to 30-Jun-04	Unaudited 6 months to 30-Jun-03	Audited Year to 31-Dec-03
	(£000)	(£000)	(£000)
Administrative expenses	484	450	906
Goodwill amortisation	37	37	74
Development costs	206	122	326
	---------	---------	---------
Operating loss	(727)	(609)	(1,306)
Amounts written off current asset investment	–	(761)	(688)
Interest Receivable	27	–	10
Interest Payable	(2)	(6)	(8)
	---------	---------	---------
Loss on ordinary activities before taxation	(702)	(1,376)	(1,992)
Tax on ordinary activities	(30)	(40)	(30)
	---------	---------	---------
Loss on ordinary activities after taxation	(672)	(1,336)	(1,962)
	---------	---------	---------
Loss per share (basic and diluted)	(0.24)p	(1.05)p	(0.98)p

ReGen Therapeutics Plc

Consolidated Balance Sheet

	Unaudited As at	Unaudited As at	Audited As at

	(£000)	(£000)	(£000)
Fixed Assets			
Intangible assets	1,801	1,835	1,826
Tangible assets	7	11	4
	1,808	1,846	1,830
Current assets			
Investments	-	400	-
Debtors	74	55	484
Cash at bank	1,145	43	996
	1,219	498	1,480
Creditors: amounts falling due within one year	(191)	(329)	(282)
Net current assets	1,028	169	1,198
Net assets	2,836	2,015	3,028
Capital and reserves			
Share Capital - Issued and fully paid	280	161	262
- Deferred	5,298	5,298	5,298
Share premium	8,055	6,055	7,593
Profit and loss account	(10,797)	(9,499)	(10,125)
Equity shareholders' funds	2,836	2,015	3,028

ReGen Therapeutics Plc

Consolidated Cash Flow Statement

	Unaudited As at 30-Jun-04	Unaudited As at 30-Jun-03	Audited As at 31-Dec-03
	(£000)	(£000)	(£000)
Operating loss	(727)	(609)	(1,306)
Amortisation	43	43	86
Depreciation	2	13	20
Decrease/(Increase) in debtors	430	36	(392)
(Decrease)/increase in creditors	(81)	(29)	(18)
Net cash outflow from operating activities	(333)	(546)	(1,610)
Returns on investments and servicing of finance			
Interest received	27	-	10

Interest paid	(2)	(6)	(8)
Taxation	-	84	84
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets	(4)	-	-
Payments to acquire intangible fixed assets	(19)	(16)	(50)
	---------	---------	--------
Net cash outflow before management of liquid resources and financing	(331)	(484)	(1,574)
Management of liquid resources			
(Increase)/Decrease in short term deposits	(209)	-	(941)
Sales of short-term investments	-	125	597
Financing			
Proceeds of shares issued for cash	500	396	2,095
Expenses paid on share issue	(20)	-	(60)
	---------	---------	--------
	480	396	2,035
	---------	---------	--------
(Decrease)/Increase in cash	(60)	37	117
	---------	---------	--------

Notes to the Interim Report:

Basis of preparation
The results for the six months ended 30 June 2004 are unaudited and have been prepared on a basis consistent with the statutory accounts for the year ended 31 December 2003. The comparative amounts for the year ended 31 December 2003 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 but have been extracted from the audited statutory accounts delivered to the Register of Companies on which the auditors issued an unqualified report which did not contain a statement under section 237 of that Act.

Loss per share
The calculation of loss per share is based on the weighted average number of shares in issue for the period of 275,421,088 and the loss for the period of £672,240.

Reconciliation of movements in equity shareholders' funds

	30-Jun-04 (£000)
Loss for the six months	(672)
New share issues	18
Premium on new share issues net of issue costs	462

Decrease to equity shareholders' funds	(192)
Opening equity shareholders' funds	3,028

```
Closing equity shareholders' funds                2,836
                                               =========
```

Intangible fixed assets

Costs amounting to £19,273 relating to patent rights have been capitalised for the six months to 30 June 2004 in accordance with the company's stated accounting policy.

Share Capital

On 12 February 2004 ReGen Therapeutics Plc placed with new and existing shareholders 18,181,818 0.1p ordinary shares at 2.75p per share raising £500,000 before expenses.

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	EGM Statement
Released	16:02 31-Mar-03
Number	4378J

RECEIVED

2004 SEP 29 P 1: 40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Result of EGM

London, England - 31 March 2003

REGEN THERAPEUTICS PLC

Results of Extraordinary General Meeting

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that at the Extraordinary General Meeting of the Company held earlier today (the "**EGM**"), Shareholders passed all of the resolutions proposed including those relating to the capital reorganisation, as detailed in the circular sent to shareholders dated 7 March 2003 (the "**Capital Reorganisation**").

It is anticipated that the Capital Reorganisation will take effect tomorrow, 1 April 2003, whereupon the new ordinary shares of 0.1p each arising on the Capital Reorganisation (the "**New Ordinary Shares**") will be admitted to trading on the Alternative Investment Market of the London Stock Exchange plc ("**AIM**").

Replacement certificates will not be sent out in relation to the New Ordinary Shares as existing share certificates will remain valid in relation to the number of New Ordinary Shares that each shareholder is entitled to following the Capital Reorganisation. Certificates will not be issued for the deferred shares of 4.9p each arising on the Capital Reorganisation. Shareholders who currently hold their existing ordinary shares in ReGen in uncertificated form will have their CREST accounts credited with the New Ordinary Shares following their admission to AIM. The Deferred Shares will not be eligible for settlement through CREST.

For further information please contact:

Andrew Marshall

Marshall Robinson Roe

Tel No 020 7489 2033

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Result of AGM
Released	15:08 10-Jun-03
Number	0969M



RECEIVED
2004 SEP 29 P 1: 40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0969M
ReGen Therapeutics PLC
10 June 2003

REGEN THERAPEUTICS PLC

Results of Annual General Meeting

10th June 2003

ReGen Therapeutics Plc (the "Company") announces that at the Annual General
Meeting of the Company held earlier today the Company's shareholders passed all
of the resolutions proposed, as detailed in the notice of annual general meeting
sent to shareholders dated 15 May 2003.

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7489 2033

                    This information is provided by RNS
        The company news service from the London Stock Exchange

END

[Close]

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	AGM Statement
Released	14:08 10-Jun-03
Number	0814M

RECEIVED
2004 SEP 29 P 1: 40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0814M
ReGen Therapeutics PLC
10 June 2003

ReGen Therapeutics Plc

AGM STATEMENT

10th June 2003

PROGRESS ON PRODUCT AND CORPORATE DEVELOPMENT

ReGen Therapeutics Plc (the "Company") announces today, at its Annual General
Meeting, the following progress and update statement.

ColostrininTM

It is now almost a year since we announced the positive outcome of our clinical
trial of ColostrininTM in the treatment of Alzheimer's disease. 106 patients were
treated over 30 weeks and the results demonstrated efficacy in a significant
proportion of patients treated, with no safety concerns. The full findings of
the study have recently been submitted for publication in a peer reviewed
international medical journal.

At our strategy update meeting held on 10th December 2002 we stated our
intention to concentrate our immediate efforts with the ColostrininTM project on
a number of product development issues. It is our opinion that these issues need
to be resolved before we will be able to attract a development and
commercialisation partner, on terms reasonable to the Company, and move to the
next stage of clinical development. We remain on course to achieve resolution of
these issues during the second half of 2004.

Our general progress since completion of the clinical trial can be summarised as
follows:

• Mode of Action

Understanding the mode of action of a drug therapy enables several things to be
achieved. Quality control assays and laboratory models most representative of
clinical conditions can be developed, primarily for use in controlling the
manufacturing process. Just as importantly, however, a better understanding of
the mode of action may also allow the rational propososal of other medical
conditions where the therapeutic might be of use.

ColostrininTM might achieve its clinical activity, suggesting that it may both act as a modulator of oxidative stress and have some regulatory effect on apoptosis.

Oxidative stress is a general term for the build-up of harmful oxidising materials as a result of normal/abnormal cell metabolism. This build-up gradually overwhelms the processes which normally neutralise these materials, leading to the damage of important molecules (e.g. enzymes) and the impairment of their function, ultimately leading to disease. Oxidative stress has recently been implicated as a key feature in the development of neurodegenerative diseases such as Alzheimer's disease.

Apoptosis is the mechanism of cell death in normal cells, when they reach the end of their life expectancy. However, premature apoptosis is also triggered by many disease processes. The work on the action of Colostrinin in relation to apoptosis was presented at an international conference on Alzheimer's disease last year and has recently been published in the Journal of Molecular Neuroscience.

- Potency Assays

Developing a better understanding of how ColostrininTM might work is enabling us to develop several new in-vitro assays, which may better represent the clinical activity of ColostrininTM. The most advanced of these have already shown evidence of a 'dose-response' relationship, offering the possibility that higher doses of ColostrininTM might lead to a better clinical response.

We are now starting to validate the most promising of these assays. Once this work is completed, the assays should be able to be used as a quick and relatively inexpensive way to compare the potency of different ColostrininTM preparations and its constituent peptides.

- Manufacturing

All batches of ColostrininTM used to date have been made using a relatively inefficient, small-scale process and using non-standardised ovine colostrum as the raw material.

We are now well advanced with the development of a more controllable and more efficient manufacturing process, which we believe can be more easily adapted to an industrial scale. We have shown that ColostrininTM made by the new process and using standardised bovine colostrum is physico-chemically the same as that made by the original process using ovine colostrum and we are currently testing the new preparations for biological activity, using the new assays and laboratory models. In anticipation of a positive outcome in these tests, we are about to enter into collaboration with a US-based colostrum processor to scale-up and industrialise this process.

- Nutraceutical potential

Following our December 2002 strategy update and an independent review of the nutraceutical potential of ColostrininTM we have decided that ColostrininTM could be developed as a nutraceutical in parallel with its continued development as a pharmaceutical product. We believe that development of ColostrininTM as a nutraceutical product offers the potential of earlier-than-planned revenues for

- Other uses for ColostrininTM

A better understanding of Colostrinin'sTM mode of action suggests that it might be of benefit in medical conditions other than just Alzheimer's disease. We are therefore in the process of commissioning a general proteomics analysis to see what proteins are increased or decreased in cells when exposed to ColostrininTM. If proteins known to be associated with particular diseases are found to be modulated by ColostrininTM, these findings may warrant further, more specific, investigation. Based on preliminary findings from research work already conducted, we are in discussions about beginning screening ColostrininTM for anti-cancer activity, using a standard panel of cancer cell-lines.

Corporate Development

- Funding

We have seen a number of developments in our funding position since December 2002. Our broker, Hoodless Brennan and Partners, has placed £395,000 of new equity with new and existing clients of their firm. We regard this as very encouraging, as we believe it is a sign there is a renewed appetite for biotechnology equity, which is crucial to us in the short term. We have also realised £125,000 from the sale of shares in one of the investment trusts in which we have a holding. We will continue to be innovative in our funding.

- Acquisitions

We continue our active search for potential corporate acquisitions that will provide sources of revenue for the Company in the mid-term.

Conclusion

We remain confident in the potential for the success of the ColostrininTM project and are encouraged by the support from investors in a difficult climate for the sector. Our interest in allied areas is aimed to provide solid support for this core activity.

On a final, personal note, I would like to thank all our employees, consultants and advisors for the way in which they have contributed to moving the Company forward over the last year.

Percy Lomax

Chairman

Further information:

Andrew Marshall

Marshall Robinson Roe

020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Notice of EGM
Released	10:11 13-Nov-03
Number	0228S



RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:0228S
ReGen Therapeutics PLC
13 November 2003

ReGen Therapeutics PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

13 November 2003

ReGen Therapeutics Plc ('the Company'), a company developing ColostrininTM as a
potential therapy for Alzheimer's disease, announces that it is today sending to
shareholders a circular containing a notice convening an extraordinary general
meeting of the Company (the 'Circular') for 11.00 a.m. on 10 December 2003
('EGM').

On 5 November 2003, the Company disposed of its remaining shareholding in New
Opportunities Investment Trust plc, which will raise approximately £278,000,
before expenses, for the Company. In addition the Board is currently in
negotiations for further funding of the Company to pursue its strategy of
developing ColostrininTM and of acquiring complimentary businesses. Accordingly,
the Board is seeking at the EGM renewal of its authorities to issue shares and/
or other securities so as to facilitate such fundraising and/or acquisitions.

Following the issue on 22 July 2003 of 63,600,000 ordinary shares of the Company
to new and existing shareholders pursuant to a placing, the Directors of the
Company are also seeking at the EGM renewal of their general authorities to
issue shares and/or other securities, such general authority being last granted
to them at the Annual General Meeting of the Company held on 10 June 2003.

Copies of the Circular will be available, for collection only, free of charge to
the public, from the Company, Suite 406, Langham House, 29-30 Margaret Street,
London W1W 8SA during normal office hours on any day (Saturdays, Sundays
excepted) from today until 12 December 2003.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	EGM Statement
Released	11:13 10-Dec-03
Number	0846T



RNS Number:0846T
ReGen Therapeutics PLC
10 December 2003

REGEN THERAPEUTICS PLC

Results of Extraordinary General Meeting

10 December 2003

ReGen Therapeutics Plc (the "Company") announces that at the Extraordinary
General Meeting of the Company held earlier today, Shareholders passed all of
the resolutions, as detailed in the circular sent to shareholders dated 13
November 2003.

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

                        This information is provided by RNS
            The company news service from the London Stock Exchange

END

[Close]

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNAT...
CORPORATE FIN...

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	EGM Statement
Released	11:13 10-Dec-03
Number	0846T

RNS Number:0846T
ReGen Therapeutics PLC
10 December 2003

REGEN THERAPEUTICS PLC

Results of Extraordinary General Meeting

10 December 2003

ReGen Therapeutics Plc (the "Company") announces that at the Extraordinary
General Meeting of the Company held earlier today, Shareholders passed all of
the resolutions, as detailed in the circular sent to shareholders dated 13
November 2003.

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

                    This information is provided by RNS
          The company news service from the London Stock Exchange

END

[Close]



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Notice of AGM
Released	07:00 19-Mar-04
Number	7087W

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7087W
ReGen Therapeutics PLC
19 March 2004

ReGen Therapeutics Plc

19 March 2004

NOTICE OF AGM

ReGen Therapeutics Plc announces that it is today sending to shareholders its
Annual Report and Accounts 2003 and the notice convening its Sixth Annual
General Meeting for 20 April 2004 at 11.00 a.m.

Copies of the Annual Report and Accounts 2003 and the notice convening the
Annual General Meeting and will be available for collection only, free of
charge to the public, from ReGen Therapeutics Plc, Suite 406, Langham House, 29-
30 Margaret Street, London W1W 8SA during normal office hours on any day
(Saturdays, Sundays and bank holidays excepted) from today until 20 April 2004.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	AGM Statement
Released	12:03 20-Apr-04
Number	7934X

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7934X
ReGen Therapeutics PLC
20 April 2004

ReGen Therapeutics Plc

Results of Annual General Meeting

20th April 2004

ReGen Therapeutics Plc (the "Company") announces that at the Annual General
Meeting of the Company held earlier today, Shareholders passed all the
resolutions, as detailed in the circular sent to shareholders dated 18 March
2004.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	AGM Statement
Released	11:00 20-Apr-04
Number	7799X

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7799X
ReGen Therapeutics PLC
20 April 2004

ReGen Therapeutics Plc

AGM Statement

20th April 2004

HIGHLIGHTS OF THE YEAR'S KEY EVENTS

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company developing a
potential treatment for Alzheimer's disease comments, at its Annual General
Meeting, on progress so far this year.

SCIENTIFIC AND COMMERCIAL DEVELOPMENT

ColostrininTM manufacturing scale-up in the US is proceeding satisfactorily. Our
agent has identified a significant number of potential partners for the
licensing of ColostrininTM and progress continues in this area.

We have said that we intend to increase our scientific development spend from
£325K in 2003 to around £1.2m in 2004 including scientific development spend
associated with manufacturing. We now have ongoing science/development
programmes at the following:

• University of Texas Medical Branch, Galveston, Texas, USA.
• Roswell Park Cancer Institute, Buffalo, NY, USA.
• Open University - UK.
• Proteome Sciences Plc - UK.
• St George's Hospital, London - UK.
• EiRx Therapeutics Plc - Ireland.

To carry out our full programme we may need additional funding, and we are
considering a number of methods to meet this funding requirement. We have been
innovative in the past and we will, if required, be so in the future. We are
continuing to develop our corporate structure, and are seeking to increase
recognition of the Company and ColostrininTM in the US.

Percy Lomax, Executive Chairman, commented "We face the rest of the year with
confidence that the aims we set out in the Annual Report and Accounts 2003 of
achieving manufacturing scale-up, a licensing deal and further development of
our science will be achieved."

Set out below a brief synopsis of the key press releases so far this year as an
aide memoire. They are available in full on ReGen's website
www.regentherapeutics.com

PRESS RELEASES

12th February 2004
ReGen placed 18,181,818 million new ordinary shares at 2.75p per share with new
and existing shareholders to raise £500,000 before expenses.

published in the February 2004 edition of The Journal of Alzheimer's Disease (the "Journal"). The Chairman commented 'We are pleased that the full results of the study have been published in this international peer reviewed journal that focuses on all aspects of the management of Alzheimer's disease. We believe that the publication of the article communicates the potential of ColostrininTM as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners.'

22nd March 2004
We announced that ongoing Mode of Action research, most of which has been conducted as part of ReGen's ongoing collaboration with the University of Texas Medical Branch, Galveston, Texas, USA, has suggested that ColostrininTM may have efficacy in the prevention and/or treatment of other diseases. These diseases include Multiple Sclerosis, Parkinson's Disease and Amyotrophic Lateral Sclerosis (Lou Gehrig's Disease). Information on the mode of action of ColostrininTM has been published in the Journal of Molecular Neuroscience (I. Boldogh et al) 2003.

5th April 2004
We announced that a paper had recently been published by Professor Marian Kruzel (consultant to ReGen) in the Protein Journal (February 2004) summarising the principles of a new method for the extraction from colostrum of ColostrininTM. The Chairman commented 'As we have reported previously, this new method is now being scaled up under a contract with an USA based bovine colostrum processor. Having a good manufacturing process is very important in being able to attract a licensing partner.'

5th April 2004
ReGen announced that Percy Lomax (Executive Chairman) made a visit to New York on the 22nd to 26th March 2004 to increase recognition of the Company and ColostrininTM. The highlight of the visit was a well-received presentation at the Plaza Hotel to over 50 people from the medical, trade media and financial communities. There were also a series of individual meetings with financial professionals, corporate advisers and corporate entities.

The visit was part of the longer term strategy for the Company to build a presence in the United States, where it conducts a substantial part of its research and is carrying out its manufacturing scale-up. Therefore, in view of these facts and that the US is by far the largest pharmaceutical market, and the major equity market in the world, securing a presence in the US is a key long term goal for ReGen.

Further information:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity
Released	07:00 22-Jan-03
Number	4455G

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNAT...
CORPORATE FIN...

ReGen Therapeutics Plc

22 January 2003

REGEN THERAPEUTICS PLC ENTERS INTO CONDITIONAL PLACING COMMITMENT WITH JUBILEE INVESTMENT TRUST PLC

ReGen Therapeutics Plc ('ReGen' or 'the Company'), a company primarily developing Colostrinin™ as a potential therapy for Alzheimer's disease, announces that it has entered into a conditional placing commitment ('Placing Commitment') pursuant to the placing currently being undertaken by Jubilee Investment Trust plc ('Jubilee'). Jubilee is a new investment trust, seeking admission to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange's market for listed securities ('Admission'). Admission is expected to take place at 8.00 am on 24 January 2003.

Under the terms of the Placing Commitment, ReGen has agreed to subscribe for 750,000 new ordinary shares of 10p each in Jubilee at a price of 100p per share ('Jubilee Shares'), which is to be settled by the issue to Jubilee of 15,000,000 new ordinary shares of ReGen of 5p each ('New Shares'). The New Shares are valued at 5p each. The Placing Commitment is conditional, inter alia, on Admission and the issue of the Jubilee Shares and the New Shares will take place simultaneously with Admission.

ReGen's holding in Jubilee will represent approximately 5.36% of Jubilee's issued share capital following the issue of the Jubilee Shares and Jubilee 's holding in ReGen will represent approximately 13.9% of ReGen's issued share capital following the issue of the New Shares.

ReGen has agreed not to dispose of any part of its holding of Jubilee Shares for a period of three months from Admission and has further agreed to be limited to selling a maximum of 10% of its initial holding of Jubilee Shares in each month thereafter. Disposals of Jubilee Shares, at appropriate times, may be used by ReGen to partially fund itself, according to the Company's ongoing working capital requirements.

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange and dealings are expected to commence at 8.00 am on 24 January 2003.

ReGen Executive Chairman Percy Lomax commented "We have been particularly impressed by the professionalism shown by the Jubilee management team in our discussions with them and have confidence in their ability to make this new fund a successful investment vehicle in the future. Our holding of shares in New Opportunities Investment Trust PLC has enabled us, whilst leaving our holding intact, to raise a further £730,000 of funding through a share issue and a secured overdraft facility. Accordingly, we shall also endeavour to utilise the Jubilee Shares to secure further finance. In the current very difficult market conditions the Company will continue to be innovative about its financing."

Marshall Robinson Roe
Tel No 020 7489 2033

This announcement does not constitute an offer to sell or issue, or a solicitation of any offer to purchase or subscribe for any shares in ReGen nor shall it form the basis of, or be relied upon in connection with, any contract for such purchase or subscription. No representation or warranty, express or implied, is made or given by ReGen as to the accuracy or completeness of the information or the opinions contained in this announcement and no liability is accepted for any such information or opinions.

Details on Jubilee

Jubilee Investment Trust Plc is a newly established investment trust set up to invest in securities traded on a range of public markets, primarily in the United Kingdom.

Jubilee's principal strategic objective is to generate capital appreciation in the medium and long term through investment in a broadly diversified portfolio of securities, which it believes have potential but are being neglected by investors in current market conditions.

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Capital Reorganisation
Released	13:04 07-Mar-03
Number	45391

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

7 March 2003

CAPITAL REORGANISATION

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that it has today sent a circular to Shareholders ("Circular") containing notice convening an Extraordinary General Meeting of the Company to be held on 31 March 2003 ("EGM") to approve, inter alia, a proposed reorganisation of the share capital of the Company ("Capital Reorganisation").

The Board of ReGen is currently seeking to raise additional working capital and is also continuing to evaluate possible acquisitions of complimentary businesses. Accordingly, the Board is seeking Shareholder authority at the EGM to be able to effect the Capital Reorganisation and issue shares and/or other securities of the Company to facilitate such fundraising and/or acquisitions.

The reason for the Capital Reorganisation is because the existing Ordinary Shares of the Company ("Existing Ordinary Shares") are currently trading at a market price which is below their nominal value of 5p each. The Companies Act 1985 provides that a company may only lawfully issue new shares for a subscription price at or above the nominal value of those shares. Therefore, to enable the Company to issue further shares in the future, it is proposed that each share in the capital of the Company, currently having a nominal value of 5p each, be sub-divided. In order not to dilute the shareholdings in the Company, it is proposed that this sub-division will be effected so that every Existing Ordinary Share in issue be sub-divided and reclassified into one new Ordinary Share having a nominal value of 0.1p ("New Ordinary Share") and one Deferred Share having a nominal value of 4.9p ("Deferred Share").

The Deferred Shares will have no practical economic value as they will not be listed, will be non-voting, will carry no right to a dividend and will be subject to eventual redemption by the Company for a nominal amount. Accordingly, the Capital Reorganisation will not affect the rights attaching to the Existing Ordinary Shares, other than to alter their nominal value and, in particular, will not affect the voting rights of the holders of Existing Ordinary Shares. The Capital Reorganisation will be made by reference to holdings of Existing Ordinary Shares on the register of members as at the close of business on 31 March 2003.

The Directors consider the resolutions to be proposed at the EGM are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that Shareholders vote in favour of all the resolutions to be proposed at the EGM as they intend to do in respect of their own beneficial holdings which in aggregate amount to 5,486,798 Existing Ordinary Shares, representing 5.07 per cent. of the Company's current issued ordinary share capital.

Application will be made for the New Ordinary Shares to be admitted to the Alternative

Certificates will not be issued for the Deferred Shares. Replacement certificates will not be sent out in relation to the New Ordinary Shares. Existing share certificates will remain valid in relation to the number of New Ordinary Shares that each shareholder is entitled to following the Capital Reorganisation. Shareholders who hold their Existing Ordinary Shares in uncertificated form will have their CREST accounts credited with the New Ordinary Shares following their admission to AIM.

Copies of the Circular will be available, for collection only, free of charge to the public, from the Company, Suite 406, Langham House, 29-30 Margaret Street, London W1W 8SA during normal office hours on any day (Saturdays, Sundays excepted) from today until 31 March 2003.

For further information, please contact:

Andrew Marshall

Marshall Robinson Roe

Tel No 020 7489 2033

END

Close

RECEIVED

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity - Replacement
Released	12:34 10-Apr-03
Number	8887J

2004 SEP 29 P 1: 4

OFFICE OF INTER...
CORPORATE FIN...

RNS Number:8887J
ReGen Therapeutics PLC
10 April 2003

The following replaces the issue of equity announcement released today at
12.16 hrs under RNS 8872J. The dealing date should read 14 April
and not 24 April

ReGen Therapeutics Plc

10 April 2003

INTERIM FUNDING

ReGen Therapeutics Plc ("ReGen" or the "Company") announces that it has today
placed 32,793,333 new ordinary shares ("New Shares") with new and existing
shareholders at 0.75p per share raising the Company £245,950 by way of
additional working capital.

Application will be made for the New Shares to be admitted to the Alternative
Investment Market of the London Stock Exchange plc and dealings are expected to
commence at 8.00 am on 14 April 2003.

Executive Chairman Percy Lomax said, "This fundraising, as part of our
continuing fundraising efforts, illustrates the continued support for the
Company in these very difficult market conditions. It will help, along with our
recently acquired investment trust shares, to provide funding for our ongoing
development programme. We also now continue to explore further fundraising and
acquisition opportunities."

For further information please contact:

Andrew Marshall

Marshall Robinson Roe

Tel No 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

●

●



| Number : | 9757J | Date : | 14/04/2003 |
| Company : | VARIOUS COMPANIES | Time : | 08:00:02 |

AIM Notice (125)

RNS Number:9757J
AIM
14 April 2003

NOTICE

(125)

14/04/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

CALEDON RESOURCES PLC
      180,721,142 Ordinary Shares of 0.1p each   (0-971-333)(GB0009713339)
            fully paid

CLASSIFICATION INDEX: 048
Copies of the admission document may be obtained from:
Nicholson Graham & Jones
110 Cannon Street
London
EC4N 6AR

CONSOLIDATED MINERALS LIMITED
      150,715,235 Ordinary Shares of No Par Value   (3-283-358)(AU000000CSM6)
            fully paid

CLASSIFICATION INDEX: 048

Copies of the admission document may be obtained from:
Numis Securities Limited
Cheapside House
138 Cheapside
London
EC2V 6LH &
Consolidated Minerals Limited
62 Colin Street
West Perth
Western Australia 6005

REGEN THERAPEUTICS PLC
      32,793,333 Ordinary Shares of 0.1p each   (0-446-831)(GB0004468319)
            fully paid

TEXAS OIL AND GAS PLC
      2,200,000 Ordinary Shares of 5p each fully   (0-926-560)(GB0009265603)
            paid

THB GROUP PLC
      400,000 Ordinary Shares of 10p each   (3-200-829)(GB0032008293)
            fully paid

If you have any queries or require further information, please contact
Securities Management on 020 7797 4238.

AIMNOT125

This information is provided by RNS
The company news service from the London Stock Exchange
END
AMOEAXLFFESDEFE

RIS item disseminated by London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity
Released	16:10 17-Apr-03
Number	1904K



RECEIVED
2004 SEP 29 P 1: 41
OFFICE OF INTERNAT...
CORPORATE FIN...

ReGen Therapeutics Plc

FOR IMMEDIATE RELEASE

INTERIM FUNDING

London, UK - 17 April 2003: ReGen Therapeutics Plc ("ReGen" or the "Company") announces that it has today placed 20,000,000 new ordinary shares ("New Shares") with new and existing shareholders at 0.75p per share raising the Company £150,000 for general working capital purposes.

Application will be made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange plc and dealings are expected to commence at 8.00 am on 25 April 2003.

Executive Chairman Percy Lomax said, "This fundraising, as part of our continuing fundraising efforts, illustrates the continued support for the Company in these very difficult market conditions. It will help, along with our recently acquired investment trust shares, to provide funding for our ongoing development programme. We also now continue to explore further fundraising and acquisition opportunities."

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7489 2033

END

Close

Number :	3691K	Date :	25/04/2003
Company :	VARIOUS COMPANIES	Time :	08:00:06

AIM Notice (135)

RNS Number:3691K
AIM
25 April 2003

NOTICE

(135)

25/04/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

DELTA MEDICAL GROUP PLC
      48,876,759 Ordinary Shares of 1p each   (3-103-865)(GB0059337583)
           fully paid

JARVIS PORTER GROUP PLC
      47,961,560 Ordinary Shares of 10p each   (0-471-071)(GB0004710710)
           fully paid
CLASSIFICATION INDEX: 132

MEDAL ENTERTAINMENT & MEDIA PLC
      1,468,662 Ordinary Shares of 10p each   (3-100-435)(GB0031004350)
           fully paid

MONTERRICO METALS PLC
      412,092 Ordinary Shares of 10p each   (3-169-500)(GB0031695009)
           fully paid

PRESTIGE PUBLISHING PLC
      1,383,450 Ordinary Share of 1p each   (3-285-815)(GB0032858150)
           fully paid

REGEN THERAPEUTICS PLC
      20,000,000 Ordinary Shares of 0.1p each   (0-446-831)(GB0004468319)
           fully paid

If you have any queries or require further information, please contact
Securities Management on 020 7797 4238.

AIMNOT135

This information is provided by RNS
The company news service from the London Stock Exchange
END

AMOEAPLLAFSDEFE

RIS item disseminated by London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Result of Equity Issue
Released	17:06 15-Jul-03
Number	5938N

RNS Number:5938N
ReGen Therapeutics PLC
15 July 2003

15 July 2003

ReGen Therapeutics Plc

● ReGen Therapeutics placing raises £954,000

ReGen Therapeutics Plc ('ReGen' or the 'Company') announces that it has today placed with new and existing shareholders 63.6 million new ordinary shares ('New Shares') at 1.50p per share to raise £954,000 before expenses ('Placing').

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange plc and dealings are expected to commence at 8.00 am on 22 July 2003.

Executive Chairman Percy Lomax commented "The placing price is double the April placing price of 0.75p. Since the beginning of April 2003, the Company has raised approximately £1.67m through placing of new shares and disposal of investments in New Opportunities Investment Trust plc and Jubilee Investment Trust plc.

● I am very pleased to see the Company in a financial position which enables it to continue the current scientific programme, and also that there was such a demand in the Placing for shares that investors had to be scaled back. I will also be adding to my own holding by subscribing for 333,333 new shares in the Placing".

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7489 2033

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Number :	7952N	Date :	22/07/2003
Company :	VARIOUS COMPANIES	Time :	08:00:02

AIM Notice (276)

RNS Number:7952N
AIM
22 July 2003

NOTICE

(276)

22/07/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

ENTERPRISE PLC
    5,000 Ordinary Shares of 5p each fully paid   (0-503-123)(GB0005031231)

FUTURA MEDICAL PLC
    44,025,571 Ordinary Shares of 0.2p each fully paid   (3-327-847)(GB0033278473)

CLASSIFICATION INDEX: 486

Copies of the admission document may be obtained from:
Williams de Broe Plc
6 Broadgate
London
EC2M 2RP

REGEN THERAPEUTICS PLC
    63,600,000 Ordinary Shares of 0.1p each fully paid   (0-446-831)(GB0004468319)

YEOMAN GROUP PLC
    90,000 Ordinary Shares of 25p each fully paid   (0-989-217)(GB0009892174)

If you have any queries or require further information, please contact Securities Management on 020 7797 4238.

AIMNOT276

This information is provided by RNS
The company news service from the London Stock Exchange
END

AMOEAXXFAFEDEFE

RIS item disseminated by London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Placing
Released	14:17 10-Dec-03
Number	0991T

RNS Number:0991T
ReGen Therapeutics PLC
10 December 2003

ReGen Therapeutics Plc

10th December 2003

ReGen Therapeutics Plc Placing raises £655,000

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that it has today placed with new and existing shareholders 32.6 million new ordinary shares ("New Shares") at 2p per share to raise £652,000 before expenses ("Placing").

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 16th December 2003.

Executive Chairman Percy Lomax commented "The Placing price of 2p is one third higher than the last placing in July and compares very favourably with the 0.75p placing price in April. During the current year the Company has raised £2.6m. I am very pleased to see the company in a financial position to continue the current Research and Development programme."

For further information please contact:

Andrew Marshall

Marshall Robinson Roe

Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

AIM Notice (492)

RNS Number:2860T
AIM
15 December 2003

NOTICE



(492)

16/12/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

BKN INTERNATIONAL AG
       9,306,484 Bearer Shares of No Par Value fully   (3-398-995)(DE0005290704)
       paid

CLASSIFICATION INDEX: 542

DOMINO'S PIZZA UK & IRL PLC
       1,518,009 Ordinary Shares of 5p each fully   (0-923-691)(GB0009236919)
       paid

ECKOH TECHNOLOGIES PLC
       284,698 Ordinary Shares of 0.25p each fully   (3-335-914)(GB0033359141)
       paid

NWD GROUP PLC
       66,550,643 Ordinary Shares of 1p each fully   (3-393-990)(GB0033939900)
       paid

CLASSIFICATION INDEX: 545

OMG PLC
       13,333 Ordinary Shares of 0.25p each fully   (3-031-278)(GB0030312788)
       paid

REGEN THERAPEUTICS PLC
       32,600,000 Ordinary Shares of 0.1p each fully   (0-446-831)(GB0004468319)
       paid

If you have any queries or require further information, please contact Issuer
Implementation on 020 7797 1473.

AIMNOT492

                    This information is provided by RNS
            The company news service from the London Stock Exchange
END

AMOEAXASFASDFFE

RIS item disseminated by London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity
Released	07:00 23-Dec-03
Number	5776T

RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:5776T
ReGen Therapeutics PLC
23 December 2003

ReGen Therapeutics Plc

23rd December 2003

ReGen Therapeutics Plc Placing raises £93,400

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that it has today placed with new and existing shareholders 4.67 million new ordinary shares ("New Shares") at 2p per share to raise £93,400 before expenses ("Placing").

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange Plc and dealings are expected to commence at 8am on 23 December 2003.

Executive Chairman Percy Lomax commented "This small Placing has been done by the Company to allocate shares to a few private investors who had previously expressed an interest in investing in the Company."

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

AIM Notice (502)

RNS Number:5833T
AIM
22 December 2003

NOTICE

●

(502)

23/12/2003 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

ADVANCED TECHNOLOGY (UK) PLC
     646,481 Ordinary Shares of 5p each   (0-037-699)(GB0000376995)
                    fully paid

ANDREWS SYKES GROUP PLC
     250,000 Ordinary Shares of 20p each   (0-268-455)(GB0002684552)
●
                    fully paid

CAVANAGH GROUP PLC
     10,000,000 Ordinary Shares of 1p each   (3-090-785)(GB0030907850)
                    fully paid
                    CLASSIFICATION INDEX: 873

Copies of the admission document may be obtained from:

Brewin Dolphin Securities Ltd

5 Giltspur Street

London

EC1A 9BD

CENTRAL AFRICAN MINING & EXPLORATION COMPANY PLC
     15,521,875 Ordinary Shares of 0.1p each   (3-125-364)(GB0031253643)
                    fully paid

fully paid

COBURG GROUP PLC
          4,000,000 Ordinary Shares of 5p each   (3-196-304)(GB0031963043)
                              fully paid

CREATIVE EDUCATION CORPORATION PLC
          19,500 Ordinary Shares of 1p each   (3-266-791)(GB0032667916)
                              fully paid

GALAHAD GOLD PLC
          497,879,167 Ordinary Shares of 1p each   (3-001-732)(GB0030017320)
                              fully paid
                              CLASSIFICATION INDEX: 045

Copies of the admission document may be obtained from:

Seymour Pierce Limited

Bucklersbury House

3 Queen Victoria Street

London

EC4N 8EL

INNOVISION RESEARCH & TECHNOLOGY PLC
          24,070 Ordinary Shares of 1p each   (3-030-844)(GB0030308448)
                              fully paid

PEERLESS TECHNOLOGY GROUP PLC
(TO BE RENAMED ALLIANCE PHARMA PLC)
          110,793,903 Ordinary Shares of 1p each   (3-103-081)(GB0031030819)

                              fully paid
          GBP7,500,000 8% Convertible Unsecured   (3-388-242)(GB0033882423)
                       Subordinated Loan Stock 31/12/2013
                              fully paid
                              CLASSIFICATION INDEX: 486

Copies of the admission document may be obtained from:

Numis Securities Limited

Cheapside House

138 Cheapside

London

EC2V 6LH

REGEN THERAPEUTICS PLC
          4,670,000 Ordinary Shares of 0.1p each   (0-446-831)(GB0004468319)
                              fully paid

If you have any queries or require further information, please contact Issuer

AIMNOT502

This information is provided by RNS
The company news service from the London Stock Exchange

END

AMOEANAAAADDFFE

RIS item disseminated by London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Issue of Equity
Released	12:43 12-Feb-04
Number	3370V



RECEIVED

2004 SEP 29 P 1: 41

OFFICE OF INTERNAT
CORPORATE FI...

ReGen Therapeutics Plc

12th February 2004

ReGen Therapeutics Plc Placing raises £500,000

ReGen Therapeutics Plc ("ReGen" or "the Company") announces that it has today placed 18,181,818 million new ordinary shares ("New Shares") at 2.75p per share with new and existing shareholders to raise £500,000 before expenses ("Placing").

Application has been made for the New Shares to be admitted to the Alternative Investment Market of the London Stock Exchange Plc and dealings are expected to commence at 8 a.m. on 18 February 2004.

Executive Chairman Percy Lomax commented that "The proceeds of the issue will be used to explore further opportunities".

For further information please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

END

Close

AIM Notice (64)

RNS Number:5332V
AIM
17 February 2004

NOTICE



(64)

18/02/2004 8:00am

The London Stock Exchange admits the following securities to trading on AIM:

CENTRAL AFRICAN MINING & EXPLORATION COMPANY PLC
      1,000,000 Ordinary Shares of 0.1p each fully   (3-125-364)(GB0031253643)
             paid

CLIPPER VENTURES PLC
      8,320,0000 Ordinary Shares of 1p each fully   (0-264-356)(GB0002643566)
             paid

FUTURA MEDICAL PLC
      492,517 Ordinary Shares of 0.2p each fully   (3-327-847)(GB0033278473)
             paid

INTECHNOLOGY PLC
      43,538 Ordinary Shares of 1p each fully   (0-138-893)(GB0001388932)
             paid

OXUS GOLD PLC
      680,000 Ordinary Shares of 1p each fully   (3-063-271)(GB0030632714)
             paid

QUADNETICS GROUP PLC
      617,567 Ordinary Shares of 20p each fully   (0-715-683)(GB0007156838)
             paid

RAVEN MOUNT PLC
      335,522 Ordinary Shares of 0.1p each fully   (3-383-214)(GB0033832147)
             paid

REGEN THERAPEUTICS PLC

If you have any queries or require further information, please contact Issuer Implementation on 020 7797 1473.

AIMNOT64

END

AMOGUUWCPUPCGQM

RIS item disseminated by London Stock Exchange



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	08:28 09-Jan-03
Number	9562F

ReGen Therapeutics Plc

-

REGEN THERAPEUTICS ANNOUNCES GRANT OF U.S. PATENT ON USE OF COLOSTRININ™ AS AN OXIDATIVE STRESS REGULATOR

-

9th January 2003

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company whose product Colostrinin™ has recently shown efficacy as a potential treatment for Alzheimer's disease, announces that a patent on the use of Colostrinin™ as an oxidative stress regulator has been granted by the United States Patent & Trademark Office. The patent is owned by the University of Texas Medical Branch, Galveston, Texas, USA ("UTMB"), but is licensed to ReGen, via the long term research and license agreements that exist between the two parties.

The new patent covers the use of Colostrinin™ as an oxidative stress regulator for modulating the oxidative stress level in a cell. Evidence accumulated recently implicates oxidative stress in the pathogenesis of severe neurodegenerative diseases, including Alzheimer's disease.

The grant of this patent adds further strength to the intellectual property portfolio owned by or licensed to ReGen. Three patents, relating to the use of Colostrinin™ to treat Alzheimer's disease and other similar disease conditions, have already been granted and another, relating to its use in combination with other substances as a dietary supplement, was granted in October 2002. The Company has filed a number of other patent applications in relation to Colostrinin™ and these are currently being evaluated by the relevant patent authorities.

Commenting on the latest patent grant, Chairman Percy Lomax said "This is an extremely pleasing start to 2003, not only for ReGen, but also for our collaborative partners at UTMB. Our relationship with the University goes back several years and it is particularly pleasing to see the scientists' hard work rewarded in such a way. We congratulate Drs. Stanton, Boldogh and Hughes on this grant and thank them all for the contribution they have made and are continuing to make to the activities of ReGen."

For further information, please contact:

Andrew Marshall

Tel No 020 7489 2033

End

END

Close

THE WALL STREET TRANSCRIPT

Questioning Market Leaders For Long Term Investors

THE FOLLOWING REPORT IS EXCERPTED FROM
THE WALL STREET TRANSCRIPT

COMPANY INTERVIEW

PERCY LOMAX
ReGen Therapeutics Plc

ReGen Therapeutics Plc (RGT.L)



PERCY LOMAX has been Executive Chairman of ReGen Therapeutics Plc since June 4, 1998. He was brought in to commercialise the intellectual property of a Polish Institute. Mr. Lomax led the Ofex float in November 1998 and more importantly the flotation on AIM, which raised £5 million in March 2000. His responsibilities, in addition to chairing the Board, have been corporate strategy, corporate governance, fundraising and investor relations. During his time as Executive Chairman the company has been spending around £2.25 million each year. Mr. Lomax has been responsible for recruitment, salary packages and the general overall welfare of the staff. From January 11, 2001 to August 31, 2002 he was Chairman at Mediwatch Plc. Mr. Lomax was brought in after the public float at the request of the then brokers to steer the company through its initial public period. This period has now expired. As a non-Executive Chairman his duties were simply those commensurate with such a post and did not include budgetary responsibility. He formed Lomax Pharmaceutical Consulting on July, 1998, to carry on the work started at Teather & Greenwood. From August 2, 1995, to January 31, 1999, Mr. Lomax was co- Founder and Director of Polymasc Pharmaceuticals Plc, developed to commercialise the intellectual property of a department of the Royal Free Hospital School of Medicine. This company was quoted on the AIM market in December 1995, and in summer 1999 was taken over by Valentis Incorporated. He was principally responsible for corporate governance, fundraising and investor relations. From January 1, 1995 to June 30, 1998 he was Corporate Healthcare Broker for Teather & Greenwood. During this time he was a leading person in the flotation of PolyMASC and Oxford Biomedica and the rescue rights issue of Proteus. His experience over the previous 10 years led him to believe he could do better on his own. From January 1, 1992, to December 31, 1994, he joined Robert Fleming Securities as Executive in charge of European pharmaceutical research, appointed Manager in April 1993. The work involved investment analysis and corporate broking. From January 6, 1990 to December 31, 1991 he was working in European and UK Pharmaceutical Sales and Research for Sheppards. His work involved all aspects of research and selling. From January 4, 1989, to May 31, 1990, he was a European Healthcare Analyst at Prudential Bache. From January 1987 to December 31, 1989, he was head of team researching and selling health care and chemicals at T.C. Coombs. He was promoted to become head of UK and European Sales and Research. He was in charge of a team of 10 with a budget of around £0.5 million. During this time he floated Medirace which subsequently became Medeva in August 1987, now part of the largest UK biotech company, Celltech. From October 1976 to September 1986 he was a Pharmaceutical and Chemical Analyst for Vivian Gray & Co. and became a General Partner and Head of Research. During this time he studied for the Stock Exchange exams, which he passed. From November 1973 to October 1976 he joined the firm of Hart Morris as a Pharmaceutical and Chemical Analyst directly from Fisons. From January 1970 to October 1973 he was a Corporate Planning Executive for Fisons. He co-wrote two major papers on the future of the agrochemical industry and Fisons' place in it and on the Holmes Chapel Plant (the major UK pharmaceutical plant). The conclusions of both, which were to get out of agrochemical and put more money into pharmaceuticals were rejected. From June 1967 to December 1969 he was Assistant to Commercial Intelligence Manager at Glaxo. This was primarily a market research department. During his period there he worked on the launch of Ventolin, at one time one of the 10 best selling drugs in the world and still a very important medicine. Mr. Lomax has a BSc Econ and is a Fellow of the Securities Institute.

SECTOR: BIOTECHNOLOGY

(SAT103) TWST: Shall we start with a brief introduction to ReGen Therapeutics, perhaps including an historical overview and then bringing us to date with how you are positioned today?

Mr. Lomax: ReGen was founded in February 1998, went to the OFEX market which is an unlisted market, in December 1998 raising £1.45 million. We then went to the Alternative Investment Market (AIM) of the London Stock Exchange in March 2000, which is a publicly listed market, raising £5 million. That's how we evolved into the public arena. We have remained on the AIM market and completed some additional fund raising since then.

With regard to the business, the crucial point is that we have finished our clinical trial

ReGen Therapeutics Plc

Ticker (exchange)	**RGT (LONDON)**
Price close 5/05/03	**1.00**
12 Months Price Range	**0.50 - 5.00**

Corporate Headquarters
Suite 406
Langham House
29-30 Margaret Street
London, W1W 8SA

Phone: +44 (0) 20 7907 0910
Fax: +44 (0) 20 7907 0911
Web: regentherapeutics.com

Corporate Officers
Percy Lomax
Executive Chairman

Malcolm Beveridge
Non-executive Director and
Deputy Chairman

Norman Lott
Finance Director and Company
Secretary

Martin Small
New Projects Director

Timothy Shilton
Development Director

IR Contact: Andrew Marshall

Marshall Robinson Roe
Hamilton House
1 Temple Avenue
LONDON EC4Y 0HA
email: andrewmarshall@marshallrobinsonroe.com

Phone: 020 7489 2033
Fax: 020 7489 2074

Strategy

Since it was founded in 1998 to develop a treatment for Alzheimer's disease from ovine colostrum ReGen has achieved a number of significant milestones, which are fully spelt out in the History section. The key one, however, was the ending of the Polish Clinical Trials in the summer of 2002. Originally these trials had been designed to take the product onto the Polish market. Although we were advised by three different sources in Poland that a positive result from these trials would allow us to market the product there it was clear well before the end of the trials that this would not be so. The outcome of the trials was positive and we therefore looked to ways in which we could carry the project forward, although within a longer time frame.
The resulting review of strategy has led us to the following decisions:

- The first was to significantly reduce our administrative costs and to this end three directors have left the Board and our Polish office has been closed.
- We are carrying out further development work on Colostrinin™ and will look into increasing the dosage in view of the relatively safe profile of the drug.
- We have now been granted a patent on the neutraceutical uses of Colostrinin™ and are actively pursuing a neutraceutical development route.

Neither of the above immediately address the cash requirements of the Company and we are looking to acquire private companies which are profitable. Because of the dearth of Initial Public Offerings there are a number of attractive businesses around with which we are in discussion.

We also believe that adding further legs to the Company makes it a safer and more attractive investment for shareholders.

ReGen has come a long way in the four years since its IPO in December 1998. Our vision is that by December 2006 we will have a profitable and fully listed UK based drug company.

History

ReGen Therapeutics Plc was formed in February 1998 and in October 1998, through the acquisition of The Georgiades Foundation Ltd and its subsidiaries, Georgiades Biotech Ltd and ReGen Biotech Ltd, acquired the intellectual property rights to develop Colostrinin, a new

and novel therapy for a number of human conditions including, primarily, Alzheimer's disease.

Tests using Colostrinin, dating back to 1995 and performed by the Ludwik Hirszfeld Institute of Immunology & Experimental Therapy in Poland, had indicated a potential benefit to Alzheimer's disease sufferers. ReGen therefore embarked on an extensive project to expand on the earlier indications and develop the therapy, with the intention to pursue the registration of Colostrinin as a pharmaceutical drug and bring it to market as quickly as possible.

ReGen's shares were admitted to trading on the London OFEX market in November 1998, following a successful £1.45 million fundraising. An additional £0.3 million of interim funding was raised following a share placing a year later and in March 2000 another £5.0 million was raised through a further issue of stock and the Company's shares moved up to a listing on the AIM market of the London Stock Exchange.

During 1998 the Company embarked on a long term programme of clinical development and a formal placebo-controlled clinical study commenced in Poland at the end of 1999 and ended in May 2002, and it reached the statistical endpoint which showed there was a 98% chance that it improved cognitive function as measured by ADAS COG which is the normal measure. Then there were no safety issues or concerns. One of the problems with existing registered drug treatments for Alzheimer's disease are their unpleasant side-effects. Some patients using Colostrinin have experienced very mild side-effects, insomnia for instance, but even these appear only at the very beginning of treatment and are generally short-lived.

In addition to pursuing the clinical development programme, an extensive manufacturing development project has been carried out, most recently in collaboration with AEA Technology, now called Accentus plc, in Oxford, who worked on a scaled-up version of the original laboratory method of manufacture, enabling Colostrinin to be produced in sufficient quantities to facilitate further testing and supply tablets for future clinical trials.

A number of key professionals with pharma-industry experience have been recruited by the Company since its formation, including Mike Harvey, CEO, who joined ReGen in February 2000 from the Medeva group. The Board of Directors is chaired by Percy Lomax, with many years experience in biotech financing and general corporate development, supported by some other well-known "names" from the pharmaceutical industry.

'ReGen's continuing activities in Poland resulted in the formation of a Polish subsidiary, ReGen Polska Sp. z o.o., in 2000. The then level of corporate activity in Poland warranted a corporate presence, but following the ending of the trials and no likelihood of an immediate launch in Poland, ReGen decided that it no longer warranted a corporate presence there.'.

In addition to the continued development being carried out in the UK and Poland, the Company has a number of collaborators worldwide, including long term relationships with the University of Texas Medical Branch in Galveston, Texas, USA and with Rentschler Biotechnologie of Laupheim, Germany, the latter of whom maintains a substantial shareholding in ReGen.

'The lifeblood of a Company of ReGen's type, size and ambitions is it's intellectual property portfolio. To these ends a substantial number of patent applications have already been made and are being added to in order to protect the Company's scientific discoveries. Many of these patents are particularly targeted at protecting discoveries in the field of the treatment of Alzheimer's disease, but many have potentially much wider applications and should, if granted, allow the Company's expansion into the development of other therapies as it progresses into the future. Three UK patents have already been granted and the Company expects further patent grants in other territories during the next year.'

(RG010) in Poland and it reached the statistical end point which showed there was a 98% chance that it improved cognitive function as measured by ADAS COG which is the normal measure. The clinical trial, while conducted in Poland, was conducted under the aegis of a German clinical research organization and the statistical data was evaluated by a professor at the University of Ulm. So while it was not done according to the same box-ticking requirements of FDA or the European Medicine Evaluation Agency standard, we do have a scientifically valid trial which showed the product had efficacy in Alzheimer's Disease.

The tablets used in the trial were a very low dose and there were no toxicity or safety issues, which of course is not true of any of the Alzheimer's drugs on the market. Therefore, since the trial, which ended in May 2002, we have been looking at whether we may in fact have a use in areas such as mild cognitive impairment and even a nutraceutical type usage for a slightly differently produced product. We are carrying out all the other scientific bits and pieces, the tick boxes, which the Western agencies require. This had not been done prior to this for the simple reason that I think the then Chief Executive and the Chief Scientific Officer were concentrating on the trial. They left us in the summer of last year, and I have concentrated since then on doing the further development work and tidying up.

"The crucial point is that we have finished our clinical trial (RG010) in Poland and it reached the statistical end point which showed there was a 98% chance that it improved cognitive function as measured by ADAS COG which is the normal measure."

When we have completed full scale manufacturing scale up, we shall then examine the dosage again because with no toxicity or safety issues in theory we should be able to expand the dosage to increase efficacy. Finally, because we can see there is a problem with funding what you might call blue sky biotech, we have decided on an acquisitive route whereby for paper we will take over small companies with revenue streams which are not in drug discovery but in health care. This would provide a revenue base and make our investors more comfortable, who are still looking at a 2006 launch for the product and we are not going to get any deals done until I suspect 2004.

"The tablets used in the trial were a very low dose and there were no toxicity or safety issues, which of course is not true of any of the Alzheimer's drugs on the market. Therefore, since the trial, which ended in June 2002, we have been looking at whether we may in fact have a use in areas such as mild cognitive impairment."

On the management side we reorganized last summer; the Chief Scientist and the Chief Executive left; we shut our Polish office; we halved the size of the London office; and overheads on an MAT basis came down from £1.5 million to £800,000. The managers are now targeted on financial lines to achieve certain objectives.

We have also been doing a considerable amount of work with the University of Texas Medical Branch and interesting results have been coming out of there. In particular, the mode of action study which was published at a conference in Barcelona in the autumn. That was Marian Kruzel and the team at the UTMB. There is other scientific work that is coming out of UTMB which is not yet in the public domain but which we believe will make an important contribution when we can finally release it. There is obviously further work that needs to be done there, but we are still proceeding with that, and of course we are proceeding with our patenting work worldwide.

So all in all, we have achieved what we set out to do, although somewhat more slowly than we thought we would. And if I had been asked five years ago whether I would settle for where I am now, I would have probably said yes.

TWST: What's the next step? If I ask a similar question, but bringing it down to two years, what key objectives would you like to have accomplished by then?

Mr. Lomax: The key objectives now are firstly to get our manufacturing up to commercial scale. Secondly, to attract a partner for Phase IIB/III trials that can take the product into significant clinical trials in Europe certainly, and possibly in the United States, during which period of time, we would have had a stage payment or possibly two stage payments paid to us from the said partner. The third objective is to have a further healthcare business which is achieving significant profitability — I mean significant in terms of a small biotech; I don't mean challenging Hoffman-LaRoche — which would be a stream of revenue to defray some of our research costs.

"Because we can see there is a problem with funding what you might call blue sky biotech, we have decided on an acquisitive route whereby for paper we will take over small companies with revenue streams which are not in drug discovery but in health care."

TWST: Can you elaborate? What areas of health care would you be interested in acquiring?

Mr. Lomax: It would be non-invasive; so, diagnostics, clinical research tools and allied areas. We believe, and this is early stage, that there are other potential uses for Colostrinin. So we don't need, as yet, to get into buying a further pipeline. Our aim is to have a balanced company. I don't know what the situation is like in the United States,

but certainly in the UK there is concern about people pouring money into biotechs and never seeing a return. In the UK in particular, there have been a number of very significant failures in the biotech front, which I am sure you are aware of. That has blunted investor confidence. We have identified four areas which we would like to explore for further uses of Colostrinin, but at the moment we don't have the time, financial resources and people to do that. So it is slightly on the back burner while we are getting our product to a stage where we can get a partner to take it into Phase IIB. Quite clearly, we don't have the resources to do a Phase IIB/III trial ourselves.

"We have also been doing a considerable amount of work with the University of Texas Medical Branch and interesting results have been coming out of there."

TWST: Can you paint a quick picture of your financial position?

Mr. Lomax: Like all biotechs, we are always looking for money. But we have cash and we have a significant current asset position. I have said I will always use odd sorts of funding mechanisms, but one thing I'm not terribly interested in is doing a huge funding round where everyone goes charging all over the place. Our spending is about £1 million a year, you see. So we don't need huge amounts of money to keep going. What we're doing is not high cost. The clinical trials are finished. We spent a lot of money last year, but in the current year we are basically ticking science boxes. In 2001, we spent £2.5 million; and in 2002, we spent £1.9 million, which reflects the ending of the clinical trials. So our spending went down after June 2002.

This year, we are still doing our science at the University of Texas Medical Branch, and they are being very useful. We also have an alliance

with Roswell Park as well where they are doing some work for us. We are still keeping patients in Poland on the product, and this helps in an ongoing review of how people are doing on the drug. So if we've had people on it for three or four years, while that's not something that you can put in the main body of your submission to EMEA, it is still quite useful to know that there have not been any adverse side affects. Since patients first went on the product in 1995 no adverse side effects have been reported and that is over eight years ago.

So my point is that we are active, but we are not a company which requires vast amounts of money at the moment. Of course, to do a phase IIB/III trial, we would have to gear up enormously and that is not something we are going to do; I am very much of the organic growth school. You know, when we've got some sales revenue and we are a bigger company, it may well be we could do a IIB trial ourselves in two or three years down the road.

"The key objectives now are firstly to get our manufacturing up to commercial scale. Secondly, to attract a partner for phase IIB/III trials that can take the product into significant clinical trials in Europe certainly, and possibly in the United States."

TWST: Let's just go back to the Colostrinin and the Alzheimer's market, which evidently is a substantial and growing area. Can you quantify that market opportunity for your product?

Mr. Lomax: Let's put it this way, for a small British biotech the market is simply staggering. If our product worked completely, at its peak it would be one of the biggest products the world's ever seen. The Pfizer Aricept drug is a $1 billion drug and it only works for a limited period of time with a significant side effect profile. It is, of course, better than what was there before. But if you had a product that worked for five or six years with no side effect, quite clearly you would have something that was immensely bigger than a $1 billion product. There haven't been that many $1 billion products. You could be looking at a product the size of the Zantac or Lozec products.

"We believe, and this is early stage, that there are other potential uses for Colostrinin. So we don't need, as yet, to get into buying a further pipeline. Our aim is to have a balanced company."

The demographics are of course going our way, because, as you probably realize the incidence rises with age. The opinions vary, it depends which statistician and which country you are looking at and how people quantify it, but there is some indication that it is of the order of 10 times more likely at 80 than 70. Some statisticians suggest that you are looking at 3% incidence at 70 and some people say 30% incidence at 80. Whatever one you take, you are seeing a gigantic rise. And, of course, as people age, the demographics work our way.

The other thing of course, is that people with Alzheimer's in the earlier stages are still physically quite well. To use myself as an example, I am about 14 stone 10. If I had Alzheimer's, it would be difficult to control me, to say the least. You know, dealing with men who have Alzheimer's who are in their seventies, who can be weighing anywhere between 12 and 16 stone, is not too easy for an 8 or 9 stone nurse. So in that sense, the health economics for a drug that works are sensational. There are some figures in the US which suggests it costs about $180,000 a year to care for an Alzheimer's patient. Well, if we sell the drug for $2,000 a year, the health economics are in our favour.

TWST: Is there anyone else working along the same track you are taking to address Alzheimer's?

Mr. Lomax: As far as we see, no one has been working on the areas we have been working in. Briefly, what we appear to be able to do is stop brain cell death. So if we keep the brain cells alive, while you may not actually make anyone better, you can stop them from deteriorating.

TWST: So if you catch it soon enough?

Mr. Lomax: That's the point about it being safe in mild cognitive impairment. That's where we get even more excited. The diagnosis is getting so much better, and our theory is if we can catch it when people are let's say just vaguely confused, and we can actually get a drug into people at that stage, then we might be able to actually stop the transition into Alzheimer's. We don't know if we can yet because we haven't had enough time, but this could be an enormous opportunity.

"This year, we are still doing our science at the University of Texas Medical Branch, and they are being very useful. We also have an alliance with Roswell Park as well where they are doing some work for us. We are still keeping patients in Poland on the product, and this helps in an ongoing review of how people are doing on the drug."

TWST: What are your thoughts on genomic-related regeneration approaches? Is that to be construed as competition in a sense?

Mr. Lomax: Having been in the industry for 36 years, I would never say there is no competition. What I would say is we have finished Phase IIA trials with no toxicity and no safety issues with a product that has reached the statistical end point. As far as I am aware, there is no product even in Phase I that has such a profile. Given the length of time you

have to do trials in an Alzheimer's drug, we have a very substantial time lead. That's the point I'd make. If someone came out with the same therapy now, they would still have to do at least three years of trials just to get to where we are now and that does not include the setting up time. That's the difference. You know, with an anti-bacterial or a cancer drug you can tell if it has any effect in a very short period of time. With Alzheimer's, because of the nature of the disease we have to test it for a period of time.

"for a small British biotech the market is simply staggering. If our product worked completely, at its peak it would be one of the biggest products the world's ever seen."

TWST: In terms of your evolvement, what is the thread that ties together your research arm in Texas, your trials in Poland and your UK listing?

Mr. Lomax: It is very simple. Our Research and Development Director was a naturalized Polish-American. The science was developed in Wroclaw, Poland, but it is probably better known as Breslau and is now in Poland, not Germany. Strangely enough, that is where Dr. Alzheimer is from. It's one of those odd quirks of fate. The trials were done there because the Poles believed the product worked. One of the leading Alzheimer's specialists in Poland was very bullish about it and wanted to do the trials there.

The Chief Scientific Officer is not with us anymore and his number two has taken over, but he also lives in Houston. Well, of course UTMB has a great medical reputation, so we saw no point in not using UTMB. It was as simple as that. We have an excellent relationship with UTMB. I think it's a fine institution and they have come up with some very good work for us. The reason we listed

in London was because the AIM market was a very good route in. I happen to work in London and was approached by the original Founders as to whether I could float it. The answer was, yes I could. And that's why the head office is in London.

"Given the length of time you have to do trials in an Alzheimer's drug, we have a very substantial time lead. If someone came out with the same therapy now, they would still have to do at least three years of trials just to get to where we are now and that does not include the setting up time."

TWST: Can you tell us more about your experience and background?

Mr. Lomax: I started at Glaxo in 1967, which I think was one of the best decisions I ever took in my life because I've remained either as an employee, an advisor, a Director or a Chairman in that industry for the rest of my life. I started when Glaxo was promoting Betnovate and Ventolin. I then went to Fisons when Intal was in it's growth stage. I then came to the City where I was an investment analyst in health care. I never got the top ranking, but I was a ranked analyst for a long time. I went into corporate broking, corporate finance, and I was involved in the floats of Medirace, which became Medeva and has now gone into Celltech, PolyMasc, Oxford BioMedica, the rights issues for Proteus, ReGen obviously, and so on.

TWST: Do you find that balance between financial and industry experience is a useful skill set in the biotech space?

Mr. Lomax: I think so. I did six years to start off in the industry and then I was in the City for about 22 years full time until 1996. Then I was part City, part industry for a while and now I have been back in the industry for the last five years.

TWST: It seems the financial credentials for biotech leaders have become as important, at least to investors, as the scientific background.

Mr. Lomax: I think that's absolutely right. I remember going to a presentation on the biotechnology industry by one of the really top American brokers in about 1978/1979 and at that time it looked absolutely fantastic. You liberate all these scientists and wait to see what they produce. Well, AmGen produced and Genentech produced but in the UK there has not been a corresponding success. It's a slight exaggeration, but the failures have been greater than the successes and there have been an awful lot of people basically saying, "We've been pouring millions into biotech and we are not seeing anything." So the financial skills have come in more. We don't pay ourselves large sums of money, and of course that makes the investors feel better. They know they are not just paying to keep me alive and I think that's important.

"The product had a clinical trial in Poland in which it reached statistical significance and it is potentially a blockbuster product. I would also point out that we are actively, and I do mean actively, pursuing revenue generation."

TWST: Just drawing on your experience as an analyst, what is your sense of investment community sentiment at this stage and what sort of reaction are you receiving in light of your clinical trials progress?

Mr. Lomax: The first point is that no one has confidence in the sector. It's quite extraordinary. I have finished trials which show that I've got a product that has efficacy in Alzheimer's, has no safety and no toxicity issues, and is waiting to go to phase IIB/III, and yet most New York millionaires could buy it outright. I think some people

do understand the sector. But in general, there has been a vast de-rating of the biotech sector. If I were an immensely rich drug company, what I would do is go and buy 20 biotechs and see what I can get out of them, because quite frankly if they are all sitting around saying their research budgets are not coming up with much, there are an awful lot of biotechs with a very considerable number of products in early clinical trial, which don't need a great deal more than cash and development spend.

TWST: As a quick recap, what should investors be looking for from ReGen in the next year or so?

Mr. Lomax: Manufacturing scale-up, a partnership and entry into Phase IIB/III clinical trials in Alzheimer's and revenue generation from the non-drug discovery part, i.e. profits.

TWST: What do you see as the major obstacles to achieving these objectives?

Mr. Lomax: On the revenue generating side, just actually acquiring the companies and chunking through the process, really. On the other side, convincing a major healthcare company that I really have got a major product.

TWST: On the acquisition side, is there a geographic criterion?

Mr. Lomax: Yes, it's called England. I think it would be silly of us to look outside the United Kingdom because there are a lot of deals to do here. Our culture is very similar to the American culture and we can do deals. But if we go blundering around in France it won't work.

TWST: Can you leave us with three or four compelling reasons why investors should take a look at ReGen?

Mr. Lomax: We have been around five years. Clearly, the longer you're around, the longer you are likely to stay around, which I think is important. The management team has been together for some time, so you have a coordinated company. The product had a clinical trial in Poland in which it reached statistical significance and it is potentially a blockbuster product. I would also point out that we are actively, and I do mean actively, pursuing revenue generation.

TWST: Thank you. (DG)

PERCY LOMAX
Executive Chairman
ReGen Therapeutics Plc
Suite 406, Langham House
29-30 Margaret Street
London W1W 8SA
UK
(020) 7907 0910
(020) 7907 0911 - FAX
www.regentherapeutics.com
e-mail: head.office@regentherapeutics.com



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 08-Oct-03
Number	6434Q

RNS Number:6434Q
ReGen Therapeutics PLC
08 October 2003

ReGen Therapeutics Plc

8th October 2003

ColostrininTM Clinical Study to be published in Journal of Alzheimer's Disease

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company developing a potential treatment for Alzheimer's disease, announces that a manuscript reviewing the full results of its clinical study RG-010 has been accepted in its final form for publication in the Journal of Alzheimer's Disease (the "Journal"). The publishers of the Journal advise that the article will appear in their February 2004 edition.

Clinical study RG-010 compared ColostrininTM with a placebo in the treatment of 106 patients with mild or moderate Alzheimer's disease. Headline results at completion of the 30-week study were as follows:

• Approximately 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease

• No drug-related Serious Adverse Events or safety concerns were observed during the trial

Percy Lomax, ReGen's Executive Chairman commented "We are pleased that the full results of the study will be published in this international peer reviewed journal that focuses on all aspects of the management of Alzheimer's disease. We believe that the publication of the article will communicate the potential of ColostrininTM as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners".

Further information:

Andrew Marshall
Marshall Robinson Roe

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	12:36 10-Dec-03
Number	0938T



RECEIVED

2004 SEP 29 P 1: 42

OFFICE OF INTERNAT...
CORPORATE FI...

RNS Number: 0938T
ReGen Therapeutics PLC
10 December 2003

ReGen Therapeutics Plc

10th December 2003

Research & Development Update

Percy Lomax, chairman of ReGen Therapeutics Plc, ("ReGen" or "the Company") which is developing ColostrininTM, as a treatment for Alzheimer's disease, is today chairing a briefing to investors and analysts, when he will be updating them on research and development progress made over the last 12 months.

A clinical trial of ColostrininTM on 106 patients demonstrated statistically significant efficacy as measured by ADAS cog (a measure of cognitive/memory function) in treated patients, with no safety concerns. Following completion of this trial ReGen has, over the last 18 months, been undertaking an extensive scientific development programme, much of it in collaboration with the University of Texas Medical Branch (UTMB).

Key areas of activity have focused on developing a greater understanding of the mode of action of ColostrininTM, which in turn has enabled development of bio-assays and the identification of animal (in-vivo) models. These are crucial elements in developing an effective manufacturing process and fully evaluating the therapeutic potential of ColostrininTM in Alzheimer's and other diseases. Progress made to date encourages the Company to believe that continuation of this work will place ReGen in a position to begin the next stage of clinical development around the end of 2004.

The Company anticipates that such clinical trials will be undertaken in collaboration with a co-development/commercialisation partner. In this context ReGen states that it is working with a licensing company to assist with finding such a partner.

ReGen has also made considerable progress in planning the development opportunities for ColostrininTM as a nutraceutical, in particular in the United States.

With regard to the manufacturing of ColostrininTM, it has been confirmed that the more readily available bovine colostrum (as opposed to ovine), can be used as the source material, and a contract has recently been agreed and is awaiting signature with a major US bovine colostrum processor, which will enable cost-effective access to a manufacturing facility without any major capital expenditure.

screen with ColostrininTM has shown that it has the ability to selectively
modulate the expression of proteins by nerve cells in culture. This confirms
that active principles within ColostrininTM are able to activate cells and direct
the synthesis of proteins. The nature of these proteins is now being
investigated. This work offers the prospect of shedding even more light on the
way ColostrininTM works and identifying new potential disease targets and uses.

Further information:

Andrew Marshall

Marshall Robinson Roe

Tel No: 020 7960 6007

END

Close





ReGen
Therapeutics Plc

ReGen Therapeutics Plc

R and D Update

10/12/03

www.regentherapeutics.com

REGEN THERAPEUTICS PLC

Forward Looking Statements

This document and the presentation to which it relates includes forward-looking statements that involve risks and uncertainties. Any statements that are not statements of historical fact should be considered forward-looking statements. Important factors that could cause actual results to differ from those indicated by such forward looking statements include uncertainties relating to the necessity to conduct further clinical trials and related studies (such as toxicity and bio-equivalence), the ability to develop a scaleable manufacturing process for Colostrinin™, product testing and regulatory approval, efficacy and safety of Colostrinin™ in the treatment of any disease or condition, the completion of acquisition targets and the ability to integrate such acquisition targets.

The financial projections contained in this document and the presentation to which it relates have been prepared for illustrative purposes only and are based on reasonable assumptions, but because of the nature of the information and the factors that may affect these assumptions it may not give a true picture of the future performance of ReGen.

Key assumptions made in preparing the financial projections include:

•We assume the development work on Colostrinin™ as a treatment for Alzheimer's is taken on by a third party by 4th quarter 2004.

•Development costs beyond 4th quarter 2004 refer to work to be carried out in the preclinical area to explore the potential of several additional uses of Colostrinin™.

•We do not expect any sales of Colostrinin™ as a treatment for Alzheimer's before 2006, but we do expect signing-on fees and milestone payments before then.



ReGen Therapeutics Plc Introduction

- Presentation Team:
- Percy Lomax – Executive Chairman
- Tim Shilton – Development Director
- Marian Kruzel – Chief Scientific Adviser
- Martin Small – New Projects Director
- Norman Lott – Finance Director



Overview and Strategy
Percy Lomax – Executive Chairman

- Continue Colostrinin™ pharmaceutical development programme.

- Explore Colostrinin™ nutraceutical development programme.

- Continue scientific programme.



Overview – continued

- Cut costs – first half 2003 costs down 46% versus first half 2002.

- Raise cash – £1.95m raised this year so far.

- Make corporate and project acquisition.

- Working with licensing company to assist with finding codevelopment/commercialisation partner



Colostrinin Update

Tim Shilton, Development Director



Colostrinin Progress 2003 (A)

- Clinical trial - Published 2/04 (JAD)
- MOA defined - 1st publication (J.Mol.N)
- In-vitro assays/in-vivo models
- New process – patent filed
- Switched from ovine to bovine colostrum
- Scale-up ongoing with US colostrum processor



Update/Process Development

US Bovine Colostrum Co. – Benefits

- Know-how/facilities and equipment
- Collection/pooling/standardised raw material
- Cost/time-effective production of clinical grade (cGMP) material



Colostrinin Progress 2003 (B)

- Started working with Pharm/tox CRO; programme planned and costed

- Clinical trials possible around end 2004

- Proteomics screen – offers prospect of better understanding of MOA and new potential disease targets/uses



Colostrinin Update

Dr. Marian Kruzel



EPIDEMIOLOGY OF ALZHEIMER'S DISEASE

- *Alzheimer's Disease is a silent epidemic of dementia that is occurring in societies with aging populations*



MOLECULAR PATHOLOGY OF ALZHEIMER'S DISEASE

- Reduced level of Acetylcholine

- Accumulation of extracellular amyloid-β

- Overproduction of reactive oxygen species (ROS)



OXIDATIVE STRESS AND AGE-RELATED DISORDERS



Oxidative Stress is defined as a disturbance in the pro-oxidant to anti-oxidant balance. It is a function of aging processes and describes a state of damage caused by reactive oxygen species.



NORMAL METABOLISM AND ROS



CLN AND ROS



B: A representative FACS histogram of fluorescence of cells treated with 4HNE (25 nM) and CLN (10 μg/ml) plus 4HNE.

1, control; 2, colostrinin (10 μg/ml); 3, 4HNE (25 nM); 4, 4HNE (25 nM) plus colostrinin (10 μg/ml /ml); 5, lactalbumin hydrolysate (10 μg/ml); 6, lactalbumin hydrolysate (10 μg/ml /ml) plus 4HNE (25 nM).



COLOSTRININ AND p53 ACTION

A   B

Mock-treated

CLN

LAH

CLN + 4HNE

LAH + 4HNE

4HNE

PC12 cells were pre-treated with CLN or LAH and exposed to 4HNE. Three hours after treatment cell lysates were analyzed by Western blot analysis. **B**, p53; **A**, corresponding alpha tubulin. 4HNE (25 nM), CLN (10 µg/ml), LAH 10 (mg/ml).

NORMAL METABOLISM AND ROS



- Health (growth & development) $\longrightarrow$ Reactive Oxygen Species

- Disease (infection, inflammation radiation, drugs, aging) $\longrightarrow$ Reactive Oxygen Species

$$O_2 \cdot \cdot \xrightarrow{\text{SOD}} H_2O_2 \longrightarrow \cdot OH \longrightarrow \text{Lipid peroxidation}$$

GSH → GSSG

Fe^{2+} Fe^{3+}

GP x

CAT

$2\,H_2O$

$H_2O + O_2$

Hydroxynonenal (4-HNE) $\longrightarrow$ p53 activation

$\longrightarrow$ apoptosis

CLN STRUCTURE FUNCTION ASSAYS



- Confirming CLN Mode of Action in a dose response inhibition of 4-HNE induced activation of p53 –quantitative bio-assay

- Confirming CLN Anti-Apoptotic Activity (4-HNE induced apoptosis; Beta amyloid induced apoptosis) – quantitative bio- and immunological assays

R&D FUTURE OBJECTIVES



- CLN Anti-apoptotic and Cell Differentiating Activities: Abstract pending for presentation at the 14th European Conference on AD; Manuscript Completion

- Validation of CLN Structure-Function Assays

- CLN *in vivo* protocols to identify new clinical applications – proteomic analyses

COLOSTRININ™ AS A NUTRACEUTICAL

Martin Small

New Projects Director



What is a nutraceutical?

- A term adopted by the food marketing industry to describe a product isolated or purified from foods, generally sold in medicinal forms and demonstrated to have a beneficial, functional or physiological effect or to provide protection against chronic disease

- Examples include isolated nutrients, dietary supplements, specific diets, GM foods, herbal products and bio-engineered vegetable foods



Project Attributes

- A market exists for the treatment of early forms of cognitive impairment e.g. age-related memory impairment suggested by increasing forgetfulness.

- We believe a nutraceutical form of Colostrinin™ can be developed largely in tandem with the pharmaceutical project.

- Licensing revenues from a nutraceutical product could be generated much sooner than from a pharmaceutical version

- We are about to appoint a licensing specialist to target and initiate discussions with prospective co-development partners for the major nutraceutical markets in USA, Japan, Far East and Europe.



Attraction of Colostrinin™ as a nutraceutical

- Derived from natural sources.

- Proven activity in clinical studies.

- Good safety profile in animal and clinical studies.



Nutraceutical market value

US industry reference *Nutritional Business Journal* (2000) estimated that:-

- The global market to be US$140bn, equal to about one half of the global pharmaceuticals market

- The US market accounts for 35% of the worldwide market

Overall, the European market is of a similar size to the US, but regulatory requirements remain fragmented and each country must be approached individually.

Japan and the Far East are increasingly important sectors



- **Regulatory classification of Colostrinin™ as a nutraceutical**

- Independent evaluation of regulatory requirements for nutraceuticals indicates that Colostrinin™ best fits current US DSHEA regulations for a New Dietary Ingredient within the Dietary Supplement category.



Distribution channels

Taking the US nutraceutical market as an example:-

- Total market value in 2001: US$17.7bn

- Approximate split between distribution channels in 1998; pharmacies 8%, specialist stores 49%, supermarkets/mass merchandisers 17%, and direct sales (including mail order and internet) 26%

- Internet is fastest growing sector; 22% increase in 2001

Source: *Nutrition Business Journal, Annual Industry Review 2002*



Summary

- General manufacturing process being scaled-up.

- Manufacturing process applicable to both nutraceutical and pharmaceutical production.

- Dose Optimisation work will include defining a form, dose and method of presentation suited to a nutraceutical product.

- Anticipated that further human subject trials will be covered within the terms of any contract with a development partner.

- Co-development partners being more actively sought from January 2004



Finance

Norman Lott, Finance Director



Spend Analysis

	Yr to 12/02 £(,000)	Yr to 12/03 Estimate £(,000)	Yr to 12/04 Estimate £(,000)
Overheads	1,212	900	875
Development	580	400	1,475
% Development	33%	31%	63%

- Overhead savings of over 25% in 2003
- Overheads are running at 60% of 2001 levels
- More concentration on development costs in 2004



Cash burn/Liquid funds

	2002	2003	2004 Estimate
Cash burn per month:			
Overheads	100k	75k	70k
Overall	150k	110k	190k
Liquid funds Dec 03		800k	

- Increasing cash burn in 2004 reflecting higher development spend
- Liquid funds invested on the money market



Summary/Q and A

Percy Lomax, Executive Chairman



SUMMARY- Percy Lomax

- Focused action plan.
- Build on three legs.
- Raise money.



Funding

- Liquid resources – £0.8m
- Cash raising by:
  - share issue for cash.
  - Cash generation from acquisition.
  - External partnering sources.
  - Other innovative instruments



The Vision

- By 2006 to have a self sustaining profitable Healthcare business.



Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	10:42 17-Mar-04
Number	6255W



RNS Number:6255W
ReGen Therapeutics PLC
17 March 2004

ReGen Therapeutics Plc

17th March 2004

ColostrininTM Clinical Study is published in Journal of Alzheimer's Disease

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company developing a potential treatment for Alzheimer's disease, announces that a manuscript reviewing the full results of it's clinical study RG-010 has been published in the February 2004 edition of The Journal of Alzheimer's Disease (the "Journal").

Clinical Study RG-010 compared ColostrininTM with a placebo in the treatment of 106 patients with mild or moderate Alzheimer's disease. Headline results at completion of the 30-week study were as follows:

• Approximately 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease

• No drug-related Serious Adverse Events or safety concerns were observed during the trial

Percy Lomax, ReGen's Executive Chairman commented "We are pleased that the full results of the study have been published in this international peer reviewed journal that focuses on all aspects of the management of Alzheimer's disease. We believe that the publication of the article communicates the potential of ColostrininTM as a safe and effective therapy for Alzheimer's disease to a much wider audience, including potential development and/or marketing partners".

Note: A full pdf copy of the article is on the ReGen website
www.regentherapeutics.com

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

●

●

Journal of Alzheimer's Disease 6 (2004) 17–26
IOS Press

Colostrinin[1] (a naturally occurring, proline-rich, polypeptide mixture) in the treatment of Alzheimer's disease

A. Bilikiewicz[a] and W. Gaus[b]

[a]*Principal Investigator, Clinic for Psychiatric Diseases, Medical University of Gdansk, Gdansk*
[b]*Professor of Biometrics and Medical Statistics, University of Ulm*

Abstract. This study was designed to confirm or negate findings from earlier trials demonstrating that Colostrinin, a novel compound derived from ewes' colostrum, has potential in the treatment of mild or moderate Alzheimer's Disease (AD). 105 patients were recruited from six psychiatric centres in Poland. The trial consisted of a 15 week double-blind phase comparing Colostrinin with placebo, followed by a second 15 week open labelled phase when all patients received Colostrinin. The dosage of Colostrinin was 100 μg on alternate days for three weeks followed by two weeks drug-free. This cycle was repeated three times for each phase. The primary outcome measures used were Alzheimer's Disease Assessment Scale-cognitive portion (ADAS-cog) and Clinical Global Impression of Change (CGIC). Secondary outcome measures were Instrumental Activities of Daily Living (IADL); Mini-Mental State Examination (MMSE); ADAS-non cognitive test (ADAS-non cog); and overall Patient Response. The main outcome measures were assessed at week 15 when active was compared with placebo but all parameters were evaluated at baseline, week 15 and week 30. Two separate statistical analyses were undertaken, a Full Sample Analysis (FSA) in which all missing values were replaced with the worst result observed and a Valid for Efficacy (VFE) analysis in which those patients who had serious protocol violations were excluded. This resulted in 14 patients being excluded from the VFE-analysis. The FSA analysis at week 15 showed a stabilizing effect of Colostrinin on cognitive function in ADAS-cog ($p = 0.02$) and on daily function in IADL ($p = 0.02$). The overall patient response was also in favour of the active ($p = 0.03$). Patients graded as mild on entry also showed a superior response of ADAS-cog compared with more advanced cases ($p = 0.01$). Evidence from this study indicates an early beneficial effect on cognitive symptoms and daily function. Colostrinin has potential value in the treatment AD.

Keywords: Colostrinin, proline-rich polypeptide (PRP), Alzheimer's Disease (AD), cognitive function, efficacy parameters, full statistical analysis (FSA), valid for efficacy (VFE)

1. Introduction

The search for effective therapies to cure or prevent AD continues unabated but so far none have proven successful. Treatments for AD follow two strategies. One approach is to treat the disorder symptomatically whilst the other is aimed at a primary cure or prevention by disease-modification. Examples of the first type are cholinesterase inhibitors (ChEI) which improve cognitive function.

To date, no compounds have been approved in the disease-modifying category but a variety of biological agents (e.g. antioxidants, anti-inflammatories, oestrogens, secretase inhibitors and certain immunological agents) are of interest. Colostrinin potentially falls into the latter group because of its putative actions on cytokine induction [4,6] and amyloid ß plaque formation [2]. It also modulates T-cell activity and inhibits humoral antibody formation [5].

AD is associated with signs of progressive cogni-

---

[1]Colostrinin is the registered trade name for a proline-rich polypeptide mixture (PRP) derived from ovine colostrum.

tive impairment i.e. loss of intellectual ability sufficient to interfere with a person's daily activities, social life and occupational performance. Reasoning, memory (particularly the ability to retain new information) and language function are all affected leading to disturbances in executive function (i.e. planning, organizing, sequencing and abstract conceptualisation). Individual changes in each of these cognitive functions (as measured in this study) are used as longitudinal measures of improvement or deterioration.

Both the incidence and prevalence of AD is increasing worldwide as people live longer. For example, the prevalence of dementia (mostly AD) increases from one percent of the population in their early sixties to 25–50 percent in their late eighties. Moreover, the number of cases reported in different countries varies considerably. The United Kingdom appears to have the highest incidence and prevalence amongst the developed countries (2–3 times that of the USA and 3–4 times that of Japan). This may be partly explained on grounds of better diagnosis and higher reporting rates in the U.K., although differences in genetic, dietary or environmental factors are probably more important.

Whilst the symptomatic treatment of cognitive dysfunction with ChEI is of great value in temporarily improving memory and quality of life, there is need for a primary treatment strategy aimed at modifying the disease process from the earliest stage (i.e. at the first signs of cognitive impairment or even before symptoms begin to appear) in an effort to slow down clinical deterioration. Such an approach would require treatments that are safe and free from unpleasant side effects as they would need to be taken prophylactically by otherwise healthy elderly who may be at risk from developing AD merely because of their increasing age and/or genetic predisposition.

Colostrinin is a naturally occurring proline-rich polypeptide mixture extracted from ovine colostrum as described by Janusz et al. 1981. It has been tentatively classified as an immunomodulator. It is bioavailable in humans after oral absorption of 50–200 μg and pilot studies have shown improvement in cognitive and behavioural abilities of AD patients [9]. The purpose of this study was to confirm its positive effects on cognitive function and monitor its safety profile.

2. Materials and methods

2.1. Patient population

Eligible patients were 50 years of age and over suffering from probable AD as defined in the fourth edition of the DSM-1V (Diagnostic and Statistical Manual 1V) and NINCDS-ADRDA (National Institute of Neurological and Communicative Disorders and Stroke, AD and Related Disorders Association). Mildly or moderately affected patients only were admitted to the study as measured on the MMSE i.e. 10 to 24 points inclusive. Only ambulatory patients able to attend the clinic accompanied by a relative or caregiver were enlisted, either of whom could provide written, informed consent. Patients with severe somatic disorders, especially those likely to be associated with dementia, were excluded e.g. cerebrovascular disease (Hachinski ischaemic score > 6), endocrine disorders, Parkinson's Disease, psychoses, schizophrenia and severe affective disorders. Evidence of neurological abnormalities on recent brain scans (other than those changes expected with probable AD) excluded the patient from the trial. The study was planned and conducted in strict accordance with Polish law and licensed to proceed by the Central Register of Clinical Trials in Warsaw. The study procedures followed were in accord with the ethical standards of the institutional committees on human experimentation and with the Helsinki Declaration (Somerset West Amendment 1996) and the ICH Guideline for Good Clinical Practice (ICH-GCP).

2.2. Study design

This was a multicentre trial consisting of a placebo-controlled, double-blind treatment for 15 weeks (Phase 1) followed by 15 weeks open – label during which all patients received active therapy (Phase 2). Phase 1 was designed to evaluate the efficacy of Colostrinin compared with placebo in mild to moderately severe cases of probable AD. Phase 2 looked at long term tolerability and sustained efficacy of Colostrinin. All patients were outpatients and were examined and assessed by a consultant psychiatrist and a qualified psychologist experienced in psychometric testing. Six hospital neurological/psychiatric centres in Poland, namely Bydgoszcz, Gdansk, Katowice, Lodz, Lublin and Torun were involved.

Patients with a diagnosis of probable AD were recruited from the outpatient departments of the centres involved. Those meeting the strict entry criteria were randomised into equal groups to receive either Colostrinin or placebo. The randomization programme was provided by the Biometric and Medical Documentation Department of the University of Ulm. Sealed codes were stored by the head of department at Ulm with one copy for the manufacturer of the trial

Table 1

Difference in ADAS-cog scores week 15 minus week 0 (FSA - missing values replaced)

	N	Minimum	Median	Maximum	Mean
TREATMENT					
Colostrinin	24	−14	−0.2	15	0.5
Placebo	21	−11	5.7	16	5.3
TOTAL	45	−14	2.0	16	2.8

The result of the exact Wilcoxon-rank sum test comparing the differences in ADAS-cog scores between Colostrinin and placebo at the interim analysis (FSA-missing values replaced) was:

| unstratified | $p = 0.0212$ |
| stratified by hospital centre | $p = 0.0216$ |

The results of the corresponding VFE analysis (i.e. missing values *not* replaced) performed on data from 42 patients were:

| unstratified | $p = 0.0909$ |
| stratified | $p = 0.0951$ |

The conditional power was calculated for both interim results according to Lan and Wittes (Biometrics 1988). The probability of a statistically significant result being achieved at final analysis with $40 + 40 = 80$ total patients, (one sided hypothesis and a local significance level of 0.020) was 83% on FSA reducing to 37% on VFE.

Table 2

Differences in ADAS-cog scores week 15 minus week 0 (FSA-missing values replaced)

	N	Minimum	Median	Maximum	Mean
TREATMENT					
Colostrinin	53	−14.00	0.33	19.99	2.05
Placebo	52	−10.67	4.67	19.99	5.36
TOTAL	105	−14.00	2.00	19.99	3.69

(Negative differences signify clinical improvement)
The median difference for Colostrinin was 0.33 and therefore lower than the median difference of 4.67 for placebo. The Wilcoxon rank sum test (SAS Version 8.1) showed a one-sided p value of 0.02. Additionally, 95% confidence intervals ranged from −1.00 to 2.55 for Colostrinin and from 2.00 to 7.00 for placebo. The stratified Wilcoxon rank sum test comparing results from six centres also yielded a one-sided p value of 0.02.

supplies (UNIA) and a further copy going to the responsible biometrician in Poland. Only authorized personnel of UNIA or the biometrician had access to the randomization codes so ensuring that the sponsor, investigators, trial managers and monitors all remained blinded. Sealed envelopes were provided for each patient to allow access to an individual patient's randomization code in the event of a medical emergency. Strict procedures were adopted for recording such an event.

2.3. Dosage regimen

The Colostrinin treatment group received tablets containing 100 μg of active substance plus excipients (mannitol, magnesium stearate and sodium chloride). The placebo patients received identical tablets except for the active ingredient. Patients allocated to the Colostrinin group received one active tablet on alternate days (i.e days 1, 3, 5 etc.) interspersed with a placebo tablet on the even days. This regimen was administered for three weeks followed by two weeks treatment on daily placebo only. Patients in the control group received one placebo tablet daily throughout the five week period. The complete five week cycle was repeated three times throughout Phase 1.

2.4. Compliance

Treatment compliance was measured every five weeks by checking the number of tablets dispensed, taken, returned and missing. Patients who took at least one day of medication were included in the full sample analysis (FSA).

2.5. Outcome measures

These were chosen with reference to the CPMP Note for Guidance in the Treatment of AD (CPMP/EWP/553 /95). Improvements were assessed in the following three domains: cognitive (memory, language and reasoning); functional (activities of daily living); and global (overall clinical progress including assessment

of mental status). The primary endpoints chosen were ADAS-cog [13] and CGIC [3]. The secondary endpoints included IADL [10]; MMSE [1]; Global Deterioration Scale [12]; Geriatric Depression Scale [14]; ADAS-non cog [13] and Gradation of Overall Patient Response. Finally ADAS-cog was used for subgroup analyses for patients with different severity of AD. Outcome parameters were evaluated at baseline, weeks 15 and 30. ADAS-cog and CGIC were assessed by different physicians.

3. Safety

3.1. All adverse events were recorded at each visit

3.1.1. Statistical analysis

The method of handling patient data and details of statistical analysis to be employed were determined in the study protocol and all primary evaluations were carried out on blinded data. An interim analysis was undertaken after 46 patients had completed the 15 weeks double-blind phase (Phase 1) to determine whether or not the study should continue. The principal outcome evaluation was planned on completion of Phase 1 by at least 90 patients. A third evaluation was planned at the end of the open Phase 2 which focused on safety and tolerability.

For the primary outcome measures a one-sided exact Wilcoxon rank sum test was adopted at a total level of significance of 0.025.This level of significance was divided into two nominal levels, namely, 0.005 for the interim analysis and 0.02 for the final evaluation. For the interim analysis of efficacy, ADAS-cog was the only primary outcome variable used whilst the two primary outcome variables ADAS-cog and CGIC were used for the final evaluation of short term efficacy (15 weeks of Phase 1) as well as longer term outcome (30 weeks of Phase 1 and 2 together). The two primary outcome variables were tested as a priori ordered hypotheses: first ADAS-cog, second CGIC. If the test on ADAS-cog was positive then CGIC was tested also. If ADAS-cog was not significant (NS) then by definition, neither was CGIC.

The statistical plan adopted for handling patient data for analysis prior to unblinding consisted of a Full Sample Analysis (FSA) in which all patients were included for outcome analysis if they had received at least one dose of trial medication, their missing values being replaced with the worst result observed amongst all patients analysed. In addition, a Valid for Efficacy (VFE)

analysis was performed on the primary outcome variables (ADAS-cog and GCIC) as well as the secondary outcome variable IADL if less than 90% patients in the FSA were valid for efficacy (i.e. more than 10% patients had missing outcome data).

4. Results

4.1. Interim analysis

This was undertaken on the first 46 patients completing the 15 weeks double-blind Phase 1. The purpose of this analysis was to identify a superiority of Colostrinin over control so that the trial could be terminated early if a local significance of 0.005 was attained on the ADAS-cog using the one-sided exact Wilcoxon rank sum test. The International Steering Committee (ISC) examined blinded data only when deciding on patient eligibility for inclusion in the interim analysis. One patient was excluded from analysis by the Committee due to erroneous reception of active drug right from the beginning, leaving 45 patients for efficacy analysis by FSA. A further three patients were excluded from the VFE due to discontinuation of therapy before 15 weeks (2 patients) and lack of cooperation (1 patient).

The median age of the patients from the interim analysis was 72.1 years and roughly two-thirds were women. There were three more patients in the Colostrinin than in the placebo group but overall the two groups were comparable. The baseline scores for the primary outcome variable ADAS-cog were not remarkably different for active and placebo.

The changes in ADAS-cog scores at week 15 compared with baseline are shown in Table 1.

Whilst the interim analysis demonstrated a clear trend for efficacy in favour of Colostrinin on the basis of the ADAS-cog results, the local level of significance of 0.005 as specified in the protocol was not reached. However, the probability of attaining a statistically significant result on completion of Phase 1 was considered to be quite good so the ISC recommended to continue the trial but with an additional number of 18 patients enrolled to facilitate an increase of power. Hence, the original planned 90 patients (45 in each group) was increased to 108 patients (54 in each group).

There were no safety concerns at this stage to influence this decision.

Table 3
Differences in median IADL scores weeks 15 minus week 0 (FSA – missing values replaced)

	N	Minimum	Median	Maximum	Mean
Treatment					
Colostrinin	53	−11.00	0.00	8.00	0.38
Placebo	52	−7.00	2.00	8.00	1.98
TOTAL	105	−11.00	1.00	8.00	1.17

95% C.I. (for median IADL differences) was 0 to1 for Colostrinin and 1 to 3 for placebo
Explorative Wilcoxon one-sided p value = 0.02. Explorative stratified Wilcoxon exact
one-sided p value = 0.02

Table 4
Differences in median MMSE scores week 15 minus week 0 (FSA -missing values replaced)

	N	Minimum	Median	Maximum	Mean
Treatment					
Colostrinin	53	−16.00	0.00	6.00	−0.77
Placebo	52	−16.00	0.00	4.00	−2.60
TOTAL	105	−16.00	0.00	6.00	−1.68

95% C.I. (for median MMSE differences) was −1 to +2 for Colostrinin and −2 to +1 for
placebo. Explorative Wilcoxon one-sided p value = 0.10. Explorative stratified Wilcoxon
exact one-sided p value = 0.09.

Table 5
Gradation of Overall Response

	Colostrinin	Placebo	Total
Deterioration	32	41	73
Stabilization (grade 1 but not grade 2 response)	15	7	22
Improvement (grade 2 response)	6	4	10
Total patients	53	52	105

Explorative Wilcoxon one-sided exact p value = 0.03

5. Main analysis

5.1. Primary efficacy parameters

The first test postulated that the median difference in ADAS-cog scores (week 15 minus baseline) would be lower in the Colostrinin group than in the placebo group. (Local level of significance = 0.020 as this variable had already been tested in the interim analysis). The results are shown in Table 2.

In view of the statistical significance obtained in the ADAS-cog analysis the next test of significance was performed on the second primary efficacy parameter (CGIC). The CGIC which measured the individual doctor's global impression of the patient's clinical progress on a scale of one to seven failed to record any significant changes in either treatment group throughout the entire study period. It seemed likely that this test, although chosen as a primary parameter, was not sufficiently sensitive to measure clinical progress over such a relatively short period of time.

5.2. Secondary efficacy parameters and subgroup analyses

Amongst the tested secondary outcome variables were IADL, MMSE, Global Deterioration Scale (G.Det.S), Geriatric Depression Scale (G.Dep.S), AD AS-noncog and Gradation of Overall Patient Response. ADAS-cog Differences Stratified for Clinical Severity were investigated in the ensuing subgroup analyses.

5.3. IADL

This test measured the functional ability of patients in relation to activities of daily living such as shopping and house-keeping on a scale of 8 to 31 (severe impairment). At week 15 the median IADL score remained unchanged from baseline in the Colostrinin group whilst it increased (worsened) by two points on placebo (Table 3).

5.4. MMSE

This is a short test used to measure cognitive function but in less detail (i.e. less sensitive) than the ADAS-

Table 7
Differences in ADAS-cog scores week 15 minus week 0 stratified according to mild or moderate severity at baseline

		N	Minimum	Median	Maximum	Mean
Mild	Colostrinin	29	−14	0.00	19.99	0.28
	Placebo	33	−8.34	3.66	19.99	4.99
	Total patients	62	−14	1.01	19.99	2.78
Moderate	Colostrinin	24	−10.00	4.00	19.99	4.19
	Placebo	19	−10.67	6.34	19.99	6.02
	Total patients	43	−10.67	5.67	19.99	5.00

Explorative stratified Wilcoxon (StatXact) – one-sided exact p value = 0.01

Table 6
Distribution of patients according to mild or moderate disease severity on entry

	Colostrinin	Placebo	Total
Mild	29	33	62
Moderate	24	19	43
Total patients	53	52	105

cog. It is not diagnostic of AD but is useful in plotting changes in cognitive function especially in the domains of orientation, registration, calculation, attention, recall and language. The scores range from zero to 30 (best) so a positive difference signifies improvement. (Table 4).

5.5. ADAS-non cog

ADAS consists of two parts, a test of primary cognitive function (memory, language and praxis) and a secondary test of non-cognitive function (mood state and behavioural disturbance). There were 10 assessments in the non-cognitive test with a score ranging from zero to 50 (severe impairment). A very slight deterioration of <1 unit was seen in the median differences between week 15 minus week 0 for both treatment groups. The Wilcoxon test produced a one-sided p value = 0.16 and the 95% C.I. ranged from −2 to +2 for Colostrinin and from 0 to 3 for placebo.

5.6. Overall response

An overall benefit of Colostrinin was calculated in line with the recommendations of the CPMP (Note for the Guidance of Medical Products in the Treatment of AD). The following criteria were determined in the study protocol:

Grade 1 response was defined as a stabilization (i.e. no deterioration) of ADAS-cog, CGIC and IADL at week 15.

Grade 2 response was defined as an improvement of four or more points on the ADAS-cog scale together with no relevant deterioration of CGIC and IADL.

Thus for the overall response, patients were divided into grade 1 (stabilization), grade 2 (improvement) or negative response (deterioration). See Table 5.

5.7. Subgroup analysis

A subset analysis was performed on patients classified according to their degree of cognitive impairment on entry into the study.

Mild- MMSE score at baseline of 17 to 24
Moderate- MMSE score at baseline of 10 to 16
See Table 6.

The differential responses in ADAS-cog of patients stratified according to mild or moderate severity was calculated (Table 7).

6. Double-blind (phase 1) valid for efficacy (VFE) analysis

It was specified in the protocol that a VFE analysis would be undertaken in addition to the FSA if less than 90 percent of patients had complete and verifiable data. Fourteen patients (13%) were considered not valid for efficacy leaving the VFE analysis to be performed on 91 patients. Ten of the patients excluded were in the placebo group. Thus, the one-sided tests based on the 91 patients VFE were considered to be of an exploratory nature only with a significance level of 2.5% (= 0.025). The ADAS-cog results for VFE are shown in Table 8.

6.1. Subgroup analysis

Finally, a VFE analysis was performed on patients stratified for severity of disease on entry as in the main FSA. Unlike the FSA where the differences were highly statistically significant, the differences in median scores failed to reach significance at < 0.025 although the mild cases showed improvement in the median scores over 15 weeks on Colostrinin compared with a deterioration with placebo (−0.33 for Colostrinin versus 2.00 for placebo).

Table 8
Differences in ADAS-cog scores week 15 minus week 0 (VFE- missing values not replaced)

	N	Minimum	Median	Maximum	Mean
TREATMENT					
Colostrinin	49	−14.00	0.00	15.34	1.38
Placebo	42	−10.67	2.50	15.67	2.52
TOTAL	91	−14.00	1.33	15.67	1.90

Explorative Wilcoxon rank sum one-sided p value = 0.17 95% C.I. (median ADAS-cog differences) was −1.66 to 2.00 for Colostrinin and +1.01 to 6.00 for placebo.

Table 9
Overall Response after 30 weeks (phases 1&2)

	15weeks	30weeks
Group 1 (active + active)		
Deterioration	30	35
Stabilization (grade1 but not grade 2 response)	16	9
Improvement (grade 2 response)	6	8
Total patients	52	52
	15 weeks	30 weeks
Group 2 (placebo + active)		
Deterioration	33	34
Stabilization (grade 1 but not grade 2 response)	6	6
Improvement (grade 2 response)	4	3
Total patients	43	43

6.2. FSA versus VFE

The differing results of the FSA and VFE analysis are due to the 14 patients not valid for efficacy. Nine out of the 14 patients were excluded from VFE because of missing ADAS-cog values. It is assumed that the loss of this data (7 placebo and only 2 active) was responsible for the VFE analysis leading to a worse result than the FSA by reducing the statistical sensitivity of the test. This was anticipated to some extent at the interim analysis when the conditional power was calculated as an 83% probability of attaining ($p = 0.02$) statistical significance on FSA reducing to only 37% on VFE.

7. Open label (Phase 2)

Patients who completed the double-blind Phase 1 proceeded to Phase 2 where they were all treated with Colostrinin using the same dosage regimen as in the colostrinin group of Phase 1 but in open label.

For the purpose of statistical analysis patients were divided into Group 1 (i.e. those on active therapy during Phase 1&2) and Group 2 (i.e. those on placebo during Phase 1 and active Phase 2. The total sample of patients of the open label phase consisted of 95 patients, 52 in Group 1 and 43 in Group 2. Subsequent analyses are based on the open-label sample.

Changes in the median values of ADAS-cog throughout the 30 week study are shown in Fig. 1.

Progression of ADAS-cog scores in Group 1 during Phase 1 was similar to progression in Group 2 during Phase 2 (Fig. 2). In both groups, the mentioned intervals are the first 15 weeks of active treatment. Hence, the degree of response in terms of ADAS-cog score during the first 15 weeks of Colostrinin treatment was remarkably similar in both groups.

The overall response is shown in Table 9.

This suggests that the stabilization and overall improvement (compared with baseline) seen in 22 of the Group 1 patients during double-blind Phase 1 is reduced to 17 at week 30. In Group 2 only one additional patient deteriorated further during Phase 2 possibly indicating a slowing down of symptomatic progression following the delayed introduction of Colostrinin.

A similar effect was seen with MMSE where the median scores for Group 1 remained stable at week 15 and slightly improved at week 30 whilst for Group 2 they deteriorated by three points during Phase 1 (placebo) and then remained stable.

7.1. Subgroup analysis

A subgroup analysis of ADAS-cog was performed at 30 weeks using the same classifications as for the main evaluation at week 15 (Table 6). Patients classified as *mild in Group 1* remained stable on ADAS-cog at week



Fig. 1. ADAS-cog changes in median values over 30 weeks.

30 whereas the *moderately severe* cases showed a progressive increase (deterioration) in ADAS-cog scores (1.5 v 8.3). Group 2 patients showed a similar pattern.

8. Safety results

The incidence and nature of adverse events reported were similar in both the active and placebo groups. Generally, the treatment was well tolerated and the relatively high drop-out rates due to side-effects associated with the ChEI were not encountered in this study.

9. Discussion

This study was designed to support or negate findings from earlier clinical trials suggesting that Colostrinin was effective in improving the symptoms of cognitive impairment in patients with mild to moderate AD. The statistical plan adopted for handling patient data prior to unblinding provided the most severe test of significance and was chosen to be on the safe side by underestimating the outcome.

The main efficacy analysis was performed on data from the first 15 week double-blind period (Phase 1) when Colostrinin was compared with placebo across several clinical parameters. Results showed that Colostrinin was significantly better than placebo in some but not all tests. Statistically significant differences ($p = 0.02$) were found in the primary efficacy parameter ADAS-cog and in the secondary variable IADL on the FSA. This advantage was reduced (i.e. not statistically significant) on VFE due to the loss of 14

patients to the analysis, ten of whom were on placebo. However, the trends with the VFE analysis remained in favour of Colostrinin and tended to support the beneficial effects found on FSA.

Thus, the effect on two major efficacy parameters (one measuring cognitive changes and the other functional changes in daily activities) proved favourable. However, CGIC (clinical global impression of change) showed no movement for either treatment group throughout the whole study suggesting that overall clinical changes may be more difficult to measure, at least in the short term, and should be reserved for long-term follow-up studies stretching over several years. Likewise, ADAS-non cog, which assesses mood and behavioural changes did not appear to be a very sensitive measure in the short term and contributed nothing to the results. The MMSE result was at variance with the ADAS-cog and IADL in so far as the difference between Colostrinin and placebo did not reach statistical significance ($p = 0.10$). However, recorded MMSE scores at weeks 15 were better for Colostrinin than placebo in all hospitals except the Bydgoszcs centre where the median MMSE difference (week 15 – week 0) for Colostrinin was equal to placebo. MMSE is a short, quick test which measures crude changes in cognitive function and, as such, is a much less sensitive test than ADAS-cog which was chosen as the primary parameter in this study.

The overall benefit analysis in the full sample showed 40% patients stabilized or improved on Colostrinin at week 15 as opposed to only 21% on placebo. This figure reduced to 33% on Colostrinin at week 30 (Group 1) but showed a stabilization of Group 2 when converted to Colostrinin during Phase 2. Finally, a subset

analysis showed that patients stratified as mild on entry responded much better ($p = 0.01$, FSA) than more advanced cases. This differential response between mild and moderate cases was maintained throughout the study and may be considered an important therapeutic finding if confirmed in future studies.

The implications of these results require elaboration. In view of the fundamental difference in the mode of action postulated for Colostrinin compared with symptomatic treatments like the ChEI, the effects on cognitive measurements are not directly comparable. For example, because the ChEI act by increasing presynaptic acetylcholine, a positive improvement in cognitive scores (especially memory) as measured by ADAS-cog and MMSE would be expected. However, Colostrinin has no direct action on acetylcholine but may help to sustain whatever level of acetylcholine function existed at the start of the study. *Thus, maintained levels of cognitive function over the period of the study compared with placebo may be most relevant whilst a similar finding with ChE inhibitors might be considered not significant. This appears to be the effect observed in this study.*

Early decline in AD is difficult to predict as there is considerable variability between individual patients but evidence from clinical trials suggests that, as a general guide, a normal elderly patient would expect to score zero points on the ADAS-cog (certainly less than five). In probable AD, an average annual decline of between 7 to 11 points on ADAS-cog can be expected in the earlier stages and accelerating as the disease progresses. Extrapolation from Tables 1&2 suggests that Colostrinin significantly slowed down the anticipated rate of decline during Phase 1 compared with the placebo group whose median rate of decline was much closer to the expected. Unfortunately, this situation was not fully maintained in Phase 2 although the rate of decline does slow down in Group 2 patients during Phase 2 (see Fig. 1).

The natural history of AD is one of gradual and progressive clinical deterioration but the speed of regression varies considerably from individual to individual. This makes it difficult to set parameters for outcome – e.g. lack of deterioration may be considered a good outcome for a "disease-modifying" drug but not for a symptomatic treatment. Longitudinal studies show that, after the initial clinical diagnosis of possible AD – i.e. in cases with signs of mild cognitive impairment (MCI), there is an average progression to probable AD of 12–15% cases annually [11]. A significant reduction in this rate of decline from MCI to probable AD would

be of great benefit but may require the routine, long-term administration of safe and well tolerated therapies from the very earliest signs of cognitive impairment in otherwise healthy individuals. Proof of long-term activity in significantly slowing down the disease progression requires studies of very different design to the majority of studies conducted in AD to date, (including the present one), which have tended to look at the short-term effects on cognitive function only.

Finally, it is worth noting that an extremely small dose of Colostrinin was utilized in this study (a total of 6.6 mg per patient for Group 1 and 3.3 mg for Group 2) and the treatment regimen was unduly complicated. This programme was based on previously published studies where the original investigators were concerned about the possible problem of tachyphylaxis as determined by the agent's ability to suppress the secretion of gamma-interferon by peripheral leucocytes *in vivo* [9]. An identical dosage regimen was used in this study which was designed to support or refute the earlier findings. Yet, in spite of this conservatively small dosage regimen, the results have demonstrated statistically significant beneficial effects on cognitive function which, if verifiable, suggests that Colostrinin is biologically active and its potential value in the early treatment of AD merits further study.

Acknowledgement

Other investigators in this paper were:

a) Prof. dr hab. med. Grzegorz Opala, Klinika Neurologiczna Wieku Podeszlego Szpitel, Kliniczny Slaskiej Akademii Medycznej, Katowice.
b) Prof. dr hab. n. med. Aleksander Araszkiewicz, Klinika Psychiatryczna, Akademii Medycznej w Bydgoszczy.
c) dr hab. n. med. Iwona Kloszewska, Zabursen psychotycznych i Wiekn podesztego, Akademii Medycznej w Lodzi.
d) dr hab. med. Leszek Bidzan, Klinika Chorob Psychicznych, Akademii Medycznej w Gdansku.
e) dr n. med. Katarzyna Gustaw, Instytut Medycyny Wsi, Lublin.
f) dr n med. Jaroslaw Laczkowski, Wojewodzki Osrodek Lecznictwa Psychiatry-cznego. 87–100 Torun ul. Curie Sklodowskiiej 27/29.
g) Professor Jerzy Georgiades, ReGen Therapeutics plc, Suite 406, Langham House, 29–30 Margaret Street, London W1W 8SA

References

[1] M.F. Folstein, S.E. Folstein and P.R. McHugh, Mini-Mental State -a practical method for grading the cognitive state of patients for the clinician, *J. of Psychiatric Research.* **12** (1975), 189–198.

[2] S.G. Goldo, S. Estus, L.H. Younkin, D. Selkoe and S.G. Younkin, Processing of the amyloid precursor to potentially amyloidogenic derivatives, *Science* **225** (1992), 728–730.

[3] W. Guy, *Clinical Global Impressions (CGI): ECDEU Assessment Manual for Psychopharmacology,* US Department of Health and Human Services, 1976.

[4] A.D. Inglot, M. Janusz and J. Lisowski, Colostrinin a proline -rich polypeptide from ovine colostrum is a modest cytokine inducer in human leukocytes, *Arch.Immunol. Ther. Exp.* **44** (1995), 215–223.

[5] M. Janusz, Colostrinin Investigators, Brochure 4.1.2.

[6] M. Janusz and J. Lisowski, Proline-rich polypeptide (PRP) an immunomodulatory peptide from ovine colostrum, *Arch. Immunol. Ther. Exp.* **41** (1993), 275–279.

[7] M. Janusz, K. Staroscik, M. Zimecki, Z. Wieczorek and J. Lisowski, Chemical and physical characterization of a proline-rich polypeptide from sheep colostrum, *Biochem. J.* **199** (1981), 9–15.

[8] K.K.G. Lan and J. Wittes, Biometrics 1988.

[9] J. Leszek, A.D. Inglot, M. Janusz, J. Lisowski, K. Krukowska and J.A. Georgiades, Colostrinin: a proline-rich polypeptide (PRP) complex isolated from ovine colostrum for the treatment of Alzheimer's Disease. A double-blind, placebo-controlled study, 1999.

[10] M.P. Lawton and E.M. Brody, Assessment of older people-self maintaining and instrumental activities of daily living, *The Gerontologist* **9** (1969), 179–186.

[11] R.C. Petersen, Aging, mild cognitive impairment, and Alzheimer's Disease, *Neurologic Clinics* **18**(2000) (2002), 789–805.

[12] B. Reisberg, S.H. Ferris, M.J. de Leon and T. Crook, The Global Deterioration Scale (GDS) for assessment of primary degenerative dementia, *Am. J. of Psychiatry* **139** (1982), 1136–1139.

[13] W.G. Rosen, R.C. Mohs and K.L. Davis, A new rating scale for Alzheimer Disease, *Am. J. of Psychiatry* **141** (1984), 1356–1364.

[14] J.A. Yesavage, T.L. Brink, T.L. Rose, O. Lum, V. Huang, M. Adey and V.O. Leiter, Development and validation of a geriatric depression screening scale: a preliminary report, *J. Psychiatr. Res.* **17**(1) (1982–1983), 37–49.

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 22-Mar-04
Number	7603W



RECEIVED

2004 SEP 29 P 1: 42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7603W
ReGen Therapeutics PLC
22 March 2004

ReGen Therapeutics Plc

22nd March 2004

ColostrininTM - Other Potential Medical Uses

ReGen Therapeutics Plc ("ReGen" or the "Company"), a company developing ColostrininTM as a potential treatment for Alzheimer's disease announces, in response to questions from a number of sources, that:

Ongoing Mode of Action research* has suggested that ColostrininTM may have efficacy in the prevention and/or treatment of other diseases including: Multiple Sclerosis, Parkinson's Disease and Amyotrophic Lateral Sclerosis (Lou Gehrig's Disease). Information on the mode of action of ColostrininTM has been published.**

The Company wishes to make it quite clear that it has not, at this stage, conducted any specific research into the effect of ColostrininTM on these diseases. In view of the significant degree of unmet medical need they represent it will consider research into these areas at the appropriate time, possibly in collaboration with a development partner.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

* Most of this research has been conducted as part of ReGen's ongoing collaboration with the University of Texas Medical Branch, Galveston, Texas, USA.
** I. Boldogh et al, Journal of Molecular Neuroscience, (2003), 20, 125-134

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



ReGen
Therapeutics Plc

REGEN THERAPEUTICS PLC

PRESENTATION MARCH 2004

www.regentherapeutics.com

REGEN THERAPEUTICS PLC

Forward Looking Statements

This document and the presentation to which it relates includes forward-looking statements that relate to ReGen's objectives, estimates and goals. Any statements that are not statements of historical fact should be considered forward-looking statements. The company's business is subject to numerous risks and uncertainties, including the necessity to conduct further clinical trials and related studies (such as toxicity and bio-equivalence), the ability to develop and manage a scaleable manufacturing process for Colostrinin™, product testing and regulatory approval, efficacy and safety of Colostrinin™ in the treatment of any disease or condition, the completion of certain acquisitions and the ability to successfully integrate acquisition targets. These and other risks and uncertainties could cause ReGen's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

The financial projections contained in this document and the presentation to which it relates have been prepared for illustrative purposes only and are based on assumptions, some of which are described below. Although ReGen's management believes that such assumptions are reasonable, projections are necessarily speculative. Unanticipated events and circumstances may occur. Actual results may vary materially and adversely from the projections, and therefore, the projections may not give an accurate representation of the future performance of ReGen.

Key assumptions made in preparing the financial projections include:

- We assume the development work on Colostrinin™ as a treatment for Alzheimer's Disease is taken on by a third party by end 2004/1st quarter 2005.

- Most development costs beyond 4th quarter 2004 refer to work to be carried out in the preclinical area to explore the potential of several additional uses of Colostrinin™.

- We do not expect any sales of Colostrinin™ as a treatment for Alzheimer's Disease before 2006, but we do expect signing-on fees and milestone payments before then.

Legal Notice

Neither ReGen nor any of its shareholders is offering any securities for sale in the United States. This document and the presentation to which it relates is not an offer to sell or a solicitation of offers to buy any securities in the United States. ReGen's securities are not registered under the U.S. Securities Act of 1933.



REGEN THERAPEUTICS PLC
INTRODUCTION

- Presentation Team:
- Percy Lomax - Executive Chairman
- Marian Kruzel - Chief Scientific Adviser



OUR BUSINESS

- ReGen Therapeutics Plc is a biotechnology company developing Colostrinin™ as a treatment for Alzheimer's Disease

- ReGen is developing two commercial applications for Colostrinin™: pharmaceutical and nutraceutical



ALZHEIMER'S DISEASE

- Alzheimer's Disease is a silent epidemic of dementia that is occurring in societies with aging populations

- $5 billion global market for pharmaceutical

- 10 million people suffer from Alzheimer's Disease in US, Japan and Europe

- Nutraceutical would address part of $140 billion global nutraceutical market



COLOSTRININ ™

- Based on colostrum derived from sheep or cattle

- Colostrum is a mammal's first milk after the birth of an offspring

- Patented in UK, Australia, New Zealand, South Africa and Russia - patents pending in USA, Europe and other major countries

- Tested in over 150 humans subjects



RESEARCH

Continuing science programmes at:

- University of Texas Medical Branch, at Galveston, Texas, USA

- Roswell Park Cancer Institute, Buffalo, NY, USA

- Open University - UK

- Proteome Sciences Plc - UK

- St. George's Hospital, Tooting - UK

- EiRx Therapeutics Plc - Ireland.



BASIC RESEARCH PUBLISHED

- *Archivum Immunologiae et Therapiae Experimentalis*, 1996

  Scientists found: Colostrinin ™ is a modest inducer of cellular immune responses in human leukocytes

- *Journal of Molecular Neuroscience*, 2001

  Scientists found: Colostrinin ™ is a complex of proline-rich polypeptides; short lifetime postpartum.



ANIMAL RESEARCH PUBLISHED

- *Pharmacology Biochemistry and Behavior*, 1999

  Scientists found: Colostrinin ™ may have have some beneficial effects on cognitive functioning, particularly in aged rats

- *Behavioural Brain Research*, 2001

  Scientists found: Colostrinin ™ derived nonapeptide may delay the extinction of long-term memory



CLINICAL RESEARCH PUBLISHED

- *Archivum Immunologiae et Therapiae Experimentalis*, Double blind placebo controlled study, 1999

  Scientists found: Colostrinin ™ improved the outcome of Alzheimer's Disease patients with mild to moderate dementia

- *Medical Science Monitor*, A long term study – extension of a double blind placebo controlled study, 2002

  Scientists found: Colostrinin ™ "is a very promising preparation" which can be used to "inhibit" or "retard" the development of Alzheimer's Disease.



CLINICAL RESEARCH PUBLISHED

- *Journal of Alzheimer's Disease*, 2004

  30-week trial of mild to moderate Alzheimer's Disease treatment

  Evidence of early beneficial effects on cognitive symptoms and daily functions

  Statistically significant difference in ADAS-cog (p=0.02) and IADL (p=0.02)



CLINICAL RESEARCH SUMMARY

- *Safety:*

  No adverse side effects or safety issues arose from the 30 week trial on 106 Alzheimer's Disease sufferers

  12m db placebo/selenium-controlled, 45 subjects/15 on Colostrinin™ (13 up to 28 months) no side effects/safety issues

  Three other trials have show no adverse side effects/safety issues

- *Efficacy:*

  Efficacy proven in mild and moderate cases; with greater efficacy proven in earlier-stage patients



MODE OF ACTION RESEARCH PUBLISHED

- *Journal of Molecular Neuroscience, 2002*

Scientists found: Colostrinin ™ can reduce intracellular oxidative metabolism which is central to cell proliferation, differentiation and apoptosis

MOA used in development of functional assay(s) and search for new applications



OTHER TREATMENTS

- Based on research evidence Colostrinin™ may have efficacy in treatment of other diseases including:

  - Multiple Sclerosis
  - Parkinson's Disease
  - Amyotrophic Lateral Sclerosis (Lou Gehrig's Disease)



MANUFACTURE
US BOVINE COLOSTRUM

- Manufacturing scale-up at US bovine colostrum company (January 2004)

- US by far the largest market

- Know-how/facilities and equipment

- Collection/pooling/standardised raw material.

- Cost/time-effective production of clinical grade (cGMP) material.



DEVELOPMENT STRATEGY: PHARMACEUTICAL

- Sign co-development/licensing deal with major partner
- Be back in clinical trials with licensing partner by end of 2004
- Acquire complementary technologies/businesses
- Further develop our general science



DUAL-TRACK STRATEGY

- Market exists for the treatment of early forms of cognitive impairment

- Nutraceutical form of Colostrinin™ can be developed in tandem with the pharmaceutical

- Licensing revenues from nutraceutical product could be generated sooner than from a pharmaceutical

- ReGen appointed licensing specialist to initiate discussions with prospective co-development partners for the major nutraceutical markets in USA, Japan, Far East and Europe



NUTRACEUTICAL MARKET

US industry reference *Nutritional Business Journal* (2000) estimated:

- Global market to be US $140 B, equal to half of global pharmaceuticals market
- The US market accounts for 35% of the worldwide market
- European market is of a similar size to the US
- Japan and Asia are increasingly important markets



SUMMARY

- General manufacturing process being scaled-up

- Manufacturing process applicable to both nutraceutical and pharmaceutical production

- Dose Optimization work will include defining a form, dose and method of presentation suited to a nutraceutical product

- Anticipated that further human subject trials will be covered within the terms of any contract with a development partner

- Co-development partners being more actively sought from January 2004



SPEND ANALYSIS

	Yr to 12/02 £(,000)	Yr to 12/03 £(,000)	Yr to 12/04 Estimate £(,000)
Overheads	1,212	906	950
Development	580	325	1575
% Development	33%	28%	62%

- Overhead savings of 25% in 2003.
- Overheads are running at 60% of 2001 levels.
- More concentration on development costs in 2004.



CASH BURN/LIQUID FUNDS

	2002 £	2003 £	2004 Estimate £
Cash burn per month:			
Overheads	100k	75k	80k
Overall	150k	105k	210k
Liquid funds Dec 03		1m	

- Increasing cash burn in 2004 reflecting higher development spend.
- Liquid funds invested on the money market.



FUNDING POSITION

- Liquid resources – £1.5m

- Additional funding will be required and we expect this will be met by a number of sources including: institutional fund raises, funding from strategic partners, or cash generation from acquisitions



THE VISION

- By end of 2006 to have a self sustaining profitable Healthcare business



Go to market news section

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 05-Apr-04
Number	3348X



RECEIVED
2004 SEP 29 P 1: 42
OFFICE OF INTER...
CORPORATE FI...

RNS Number:3348X
ReGen Therapeutics PLC
05 April 2004

5th April 2004

New Method for Purification of ReGen Therapeutics' potential Alzheimer's Therapy
published

ReGen Therapeutics Plc ("ReGen"), announces that a paper has recently been
published* by Professor Marian Kruzel (consultant to ReGen) summarising the
principles of a new method for the extraction from colostrum of ColostrininTM,
ReGen's potential therapy for Alzheimer's disease.

Percy Lomax ReGen's Executive Chairman said, 'As this publication summarises, we
now have a new process for the extraction of ColostrininTM from colostrum which
we believe will be more cost-effective and appropriate to industrial scale
production than the original benchscale method. As we have reported previously,
this new method is now being scaled up under a contract with a USA-based bovine
colostrum processor. Having a good manufacturing process is very important in
being able to attract a licensing partner'.

*Kruzel M L et al, The Protein Journal, 23/2 (February 2004)

Professor Marian Kruzel PhD - Scientific Consultant to ReGen

Professor Marian Kruzel is a faculty member of the Department of Integrative
Biology and Pharmacology, the University of Texas, Medical School at Houston. He
is an internationally recognized immunologist with an established interest and
expertise in inflammation and age-related pathophysiology. He is the recipient
of numerous grants and a participant in NIH funded projects. Also, he serves as
a reviewer on several scientific journals, including Clinical and Experimental
Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental
Therapeutics and Oncology. In 1999 Prof. Kruzel founded PharmaReview
Corporation, a consulting firm that provides guidance to bio-medical research
companies in various project design and development of clinical protocols. He is
the former chairman of the board of Cancer Coalition of America. Through a
consultancy agreement with the company Prof. Kruzel is responsible to the Board
for scientific research and development and management of the scientific aspects
of future clinical development on behalf of the company.

Further information:

Andrew Marshall
Marshall Robinson Roe
Tel: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Response to press enquiries
Released	07:00 05-Apr-04
Number	3349X



RECEIVED
2004 SEP 29 P 1: 42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:3349X
ReGen Therapeutics PLC
05 April 2004

5th April 2004

New York visit by ReGen Chairman

ReGen Therapeutics Plc ("ReGen"), a company developing a potential treatment for
Alzheimer's disease announces that Percy Lomax (Executive Chairman) made a visit
to New York on the 22nd to 26th March 2004 to increase recognition of the
company and ColostrininTM.

The highlight of the visit was a well-received presentation at the Plaza Hotel
to over 50 people from the medical, trade media and financial communities. .
There were also a series of individual meetings with financial professionals,
corporate advisers and corporate entities.

The visit was part of the longer term strategy for ReGen to build a presence in
the United States, where it conducts a substantial part of its research and is
carrying out its manufacturing scale-up. Therefore, in view of these facts and
that the US is by far the largest pharmaceutical market, and the major equity
market in the world, securing a presence in the US is a key long term goal for
ReGen.

Further information:
Andrew Marshall
Marshall Robinson Roe
Tel No: 020 7960 6007

This information is provided by RNS
The company news service from the London Stock Exchange

END

[Close]

AFX UK Focus Story

Go to market news section



Company	REGEN THERAPEUT ORD 0.1P
TIDM	RGT
Headline	ReGen Therapeutics says Colostrinin manufacturing scale-up 'satisfactory'
Released	11:33 20-Apr-04
Number	113346.20042004

LONDON (AFX) - ReGen Therapeutics PLC said its Colostrinin manufacturing scale-up in the US is proceeding satisfactorily, and its agent has identified a significant number of potential partners for the product.

The company, which is developing a potential treatment for Alzheimer's disease comments, said at its Annual General Meeting that to carry out its full programme it may need additional funding, and it is considering a number of methods to meet this funding requirement.

Executive chairman Percy Lomax said: 'We face the rest of the year with confidence that the aims we set out in the Annual Report and Accounts 2003 of achieving manufacturing scale-up, a licensing deal and further development of our science will be achieved.'

newsdesk@afxnews.com

rf/

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	08:39 20-May-04
Number	8913Y



RECEIVED
2004 SEP 29 P 1: 42
OFFICE OF INTERNATIO...
CORPORATE FINANCE

RNS Number:8913Y
ReGen Therapeutics PLC
20 May 2004

ReGen Therapeutics plc

20th May 2004

US Laboratory Studies show the potential of ReGen's ColostrininTM to impact pathologies involved in Alzheimer's disease

ReGen Therapeutics Plc ('ReGen' or 'the Company') today presented further findings from its ongoing work to identify the mode of action of ColostrininTM, its potential therapy for Alzheimer's disease at the 14th Alzheimer Europe Conference in Prague, Czech Republic.

Commenting on the findings, Dr Marian Kruzel, the Company's Chief Scientific Consultant*, said "These two separate in vitro studies are very appealing. The first shows that ColostrininTM can prevent the aggregation of beta amyloid** - a toxic protein that builds up in the brains of Alzheimer's sufferers. The second shows that it can block the proliferation and promote the differentiation of primary cells into neuronal cells***- the loss of neuronal cells or their inability to regenerate being another disease feature".

Dr Kruzel added: "In addition to our previous finding that ColostrininTM can also reduce the impact of reactive oxygen species - another contributory factor to the disease, these results may help to explain the clinical benefits of ColostrininTM. We are now projecting further research to see if these activities occur in animal models of Alzheimer's."
ReGen is particularly encouraged by the results of this research according to Chairman Percy Lomax who commented that "This work, conducted as part of our ongoing collaborations with the Roswell Park Cancer Institute and the University of Texas Medical Branch at Galveston continues to add to our understanding of how Colostrinin TM may work and will, we believe, further strengthen the Company's position in its future dealings with potential development partners."

* Professor Marian Kruzel is a faculty member of the Department of Integrative Biology and Pharmacology, the University of Texas, Medical School at Houston. He is an internationally recognized immunologist with an established interest and expertise in inflammation and age-related pathophysiology. He is the recipient of numerous grants and a participant in NIH funded projects. Also, he serves as a reviewer on several scientific journals, including Clinical and Experimental Immunology, Cellular and Molecular Biology Letters, and Journal of Experimental Therapeutics and Oncology. He is a former chairman of the board of the Cancer Coalition of America.

Through a consultancy agreement with the Company Prof. Kruzel is responsible to the Board for scientific research and development and management of the scientific aspects of future clinical development on behalf of the Company.

** This research has been conducted as part of ReGen's ongoing collaboration with the Roswell Cancer Institute, Buffalo, New York, USA and has been performed by Drs Thamarapu Srikrishnan and Thomas Nicotera.

with the University of Texas Medical Branch, Galveston, Texas, USA and has been
performed by Dr Istvan Boldogh at the Department of Microbiology and Immunology.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for
Alzheimer's disease and also the development of neutraceutical uses for
ColostrininTM.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal
disease that slowly destroys the brain. Symptoms of Alzheimer's disease include
progressive impairment of cognitive function including memory loss, inability to
think abstractly, loss of language function, attention deficit and associated
depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose
the ability to take care of themselves and must be looked after either by family
or in residential care homes and hospitals. Ultimately, sufferers become less
resistant to infections and other illnesses, which often become the actual cause
of death.

In a 30 week clinical study it was shown that:

• Approximately 40% of patients on ColostrininTM were stabilised or improved
after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks
of treatment, although levels of benefit were slightly higher at the 15-week
stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest
effects seen in earlier stages of the disease

• No drug-related Serious Adverse Events or safety concerns were observed during
the trial

The Company is now continuing its ColostrininTM development programme, in
preparation for the next stage of clinical testing. The programme will now also
include an investigation into whether the beneficial effects of the product can
be further enhanced by varying the dosing regimen.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Colostrinin-driven cell cycle arrest by p53 is required for cell differentiation in PC12 cells: Implications in Alzheimer's Disease

[1]Attila Bacsi, [1]Daniel Liebenthal, [1]T. Kley Hughes, [2]Marian L. Kruzel, [1]G. John Stanton, and [1]Istvan Boldogh

[1]Department of Microbiology and Immunology. The University of Texas Medical Branch, Galveston, Texas; [2]ReGen Therapeutics, Plc. London, England

The University of Texas Medical Branch

ABSTRACT

Colostrinin (CLN), also known as proline-rich polypeptide complex, has been shown to be beneficial in the treatment of mild or moderate Alzheimer's disease. In our previous studies, we demonstrated that CLN has the ability to protect pheochromocytoma (PC12) cells from oxidative stress, particularly by reducing the 4-hydroxynonenal mediated cellular events. The goals of this study were to determine if p53 plays a direct role in mediating CLN driven G1 arrest and whether it influences the expression of cell cycle proteins during cell differentiation processes. Here we report that PC12 cells extend neurites and cease to proliferate upon treatment with CLN. The neuritogenesis and the block of the G1/S checkpoint correlate with the nuclear translocation and increase in the phosphorylation of p53 protein at serine[15] in CLN treated cells. Treatment of CLN-treated PC12 cells with specific antisense to p53, but not sense oligonucleotide, failed to arrest cell cycle or induce morphological changes. These cells also failed to over express p21[WAF1], as determined by immunoblotting analysis or exhibit growth arrest as measured by bromodeoxyuridine incorporation. CLN treatment of PC12 cells also resulted in transactivation of the p53 response element in a luciferase reporter construct, whereas this response was absent in mock-treated cells. PC12 cells treated with p53 sense oligonucleotides continued through the cell cycle, confirming the dependence of the CLN-mediated growth arrest signal on a p53 pathway. We have concluded that transient phosphorylation of wild-type p53 is indispensable in mediating the CLN antiproliferative signal required for differentiation in PC12 cells. These data may provide the molecular basis for exploring CLN's beneficial effect on Alzheimer's disease.

Supported by a fund from ReGen Therapeutics, Plc. London, England

INTRODUCTION

During the first few days post parturition colostrums contain high levels of growth factors and antimicrobial compounds in addition to normal nutrients such as proteins, carbohydrates, fats, and minerals (1,2). Colostrinin was originally purified from ovine colostrum through various chromatographic steps, including ion exchange, affinity and molecular sieving, and ammonium sulfate precipitation (2). It has been shown that colostrinin and it's proline-rich polypeptides possess immunomodulatory effects and antioxidant activity and induce maturation and differentiation of murine thymocytes (1,3,4). They also promote peripheral blood leukocyte proliferation via induction of various cytokines (5).

The PC12 cells derived from a transplantable chromaffin tumor, provide a model system to study differentiation processes in a neuronal cell phenotype (6). We have previously noted that CLN treatment mediates morphological changes (neurite-like outgrowth) (7). In general, neuronal-like morphological changes involves two interrelated cellular processes: 1) progression through the stages of neurite outgrowth and 2) cell cycle arrest. In this study, we show that activation of p53 is an important event for CLN-induced cell cycle arrest and neurite outgrowth in PC12 cells. We also show that these coupled processes of cell cycle arrest and neuritogenesis share the overlapping regulators p53 and p21[WAF1], key coordinators of the G1/S phase cell cycle checkpoint.

CONCLUSION

We demonstrate here that colostrinin, a multi-component peptide, activates the p53 pathway, which is critical for the induction of morphological changes and neurite outgrowth. The data also indicate that activation of p21[WAF1] may also be important in this differentiation response. Colostrinin's silencing effect on 4HNE-mediated activation of JNK, previously shown by us, suggests that this pathway could also be important in differentiation of PC12 cells by CLN. Together, these data identify possible therapeutic mechanisms that help explain it's therapeutic effects in Alzheimer's. Finally, the data suggest its potential use in other chronic neurological diseases.

REFERENCES

1. Zimecki, M., Lisowski, J., Hraba, T., Wieczorek, Z., Janusz, M., and Staroscik, K. (1984) Arch Immunol Ther Exp 32, 191-196
2. Zimecki, M., Lisowski, J., Hraba, T., Wieczorek, Z., Janusz, M., and Staroscik, K. (1984) Arch Immunol Ther Exp 32, 197-201
3. Janusz, M., Lisowski, J., and Franek, F. (1974) FEBS Lett 49, 276-270
4. Janusz, M., Staroscik, K., Zimecki, M., Wieczorek, Z., and Lisowski, J. (1981) Biochem J 199, 9-15
5. Stanton, G., Boldogh, I., Georgiades, JA., and Hughes, TK. (2001) Psychogeng, Annuals 4, 67-75
6. Liebermann, D. A., Hoffman, B., and Steinman, R. A. (1995) Oncogene 11, 199-210
7. Boldogh, I. H., TK., Georgiades, JA., and Stanton, GJ. (2001) Psychogeng, Annuals 4, 57-65
8. Boldogh, I., Liebenthal, D., Hughes, T. K., Juelich, T. L., Georgiades, J. A., Kruzel, M. L., and Stanton, G. J. (2003) J Mol Neurosci 20, 125-134

TABLE 1

Treatment	G1 24h	G1 72h	G1/S+S 24h	G1/S+S 72h	G2/M 24h	G2/M 72h
CLN	92%	97%	7.9%	2.9%	0.1%	0.1%
NGF	93%	99%	6.8%	0.9%	0.2%	<0.1%
EGF	59%	73%	34.5%	22.4%	4.5%	6.6%
Mock	73.6%	83%	23.5%	14.7%	2.9%	2.3%





Fig. 1. Neurite Out-growth of PC12 Cells in Response to CLN.

A. Percent of morphologically changed cells at day 6 post treatment. NGF (Eact) was used as the positive control. B. Mock treated, C. CLN treated, D. NGF-treated PC12 cells.



Fig. 5. Activation of p21[WAF1] in CLN-treated PC12 Cells

p21[WAF1] / β-actin | CLN
p21[WAF1] / β-actin | NGF

Fig. 2. Morphological Changes of PC12 Cells Treated by CLN.



A. Mock treated PC12 cells
B. Colostrinin-induced morphological change
C. Nerve Growth Factor-induced morphological change

Fig. 6. Antisense, but Not Sense Oligonucleotides to p53 Inhibit Nuclear Accumulation of p53 in PC12 Cells.



Fig. 3. Three-Dimensional Intensity Profile of Mock- and CLN-Treated PC12 Cells



A. Mock treated PC12 cells B. Colostrinin induced morphological change

Fig. 7. Arrest of PC12 Cells in G1-Phase of the Cell Cycle by CLN.



Fig. 4. Phosphorylation of p53 on Ser[15] in CLN-treated PC12 Cells is Time-dependent.



0 12 24 36 48 60 72 (hrs)

A | p53[Ser15] / β-actin | CLN
B | p53[Ser15] / β-actin | NGF

Fig. 8. Antisense, but not Sense Oligonucleotides to p53 Inhibit Neurite Outgrowth in PC12 Cells.






neuroblastoma cells.

Anitha Rajendran, Sek Wen Hui, Marian L. Kruzel††, Thomas Nicotera† & Thamarapu Srikrishnan, Departments of Cancer Biology and Cancer Prevention†, Roswell Park Cancer Institute, Buffalo, New York 14263, USA & ††ReGen Therapeutics Plc., London, England

Abstract

Colostrinin (CLN), a proline-rich polypeptide complex, have shown a stabilizing effect on cognitive function in Alzheimer's Disease Assessment Scale-cognitive (ADAS-cog) and on daily functions in Instrumental Activities of Daily Living (ILDL) in recently conducted Phase II clinical trials. The aim of this study was to elucidate a possible mode of action for CLN in the treatment of Alzheimer's Disease. Here we report the ability of CLN to prevent the aggregation of beta-amyloid peptides (Aβ 1-40 and Aβ 1-42) in vitro. The effects of CLN on the fibril formation were monitored using a Nikon Eclipse E400 optical microscope and a Hitachi H-600 transmission electron microscope (EM). The EM pictures illustrate that Aβ 1-40 and Aβ1-42 show dense fibers which grow as the incubation time increases. We have also demonstrated that both Aβ 1-40 and Aβ 1-42 fibrils grow to much lesser density in the presence of CLN. Also, CLN added to the twenty day old incubation mixture reduced the length of Aβ fibrils when analyzed a day later. These optical observations were extended to a cell culture model (SHSY-5Y), in which we studied the effect of CLN on the neurotoxic activity of beta-amyloid peptides. The beta-amyloid peptides were pre-incubated with CLN at various times and used to treat SHSY-5Y neuroblastoma cells for up to 4 days. The cytotoxic effect was monitored for viability by trypan blue and for protein content (sulforhodamine assay) of SHSY-5Y cells. We demonstrated that 48 h pre-incubation of CLN with beta-amyloid peptides leads to near-quantitative cytotoxic protection, which was observed immediately post-treatment at the highest dose concentrations (50μg/ml). Our data also demonstrate that at longer incubation times, low doses of CLN can attain cytotoxic protection levels similar to that of the highest doses. Thus, the prevention of aggregation of beta-amyloid peptides by CLN is consistent with the reduction of the cytotoxic effects of beta-amyloid on SHSY-5Y neuroblastoma cells.

Introduction

AD is a progressive neurological disease caused by the deposition of amyloid aggregates on neuronal cells. Due to the obvious relation of amyloid to AD pathology, many efforts are underway to develop various clinical protocols which may interfere with the process of amyloid formation. CLN is a proline-rich polypeptide that has been used successfully in phase I and II clinical trials in the treatment of AD. We hypothesize that CLN can prevent the formation of amyloid beta aggregates, as well as dissolve previously formed fibrils. This investigation centers on the mode of action of CLN on neuroblastoma SHSY-5Y cells.

Methods

Cell Culture: The SHSY-5Y cells were cultured in Dulbecco's minimal essential medium (MEM)/Nutrient mixture F-12 (1:1, v/v; Gibco BRL) containing 10 I.U penicillin/ml and 100 μg/ml streptomycin,15% fetal calf serum, 1% non essential MEM amino acid supplement and 2 mM freshly prepared glutamine at 37°C in a humidified incubator with 5% CO_2 /95% air (Sian et al, 2000).

Cell Viability: Viability was scored by light microscopy using trypan blue exclusion (0.4% in PBS).

SRB Cell growth assay: The sulforhodamine assay (SRB) is a measure of total protein and used as a measure cell viability. Cells were seeded at 5000 cells/well in 96 well plates and grown for 48 hrs at 37°C. Aβ (1-40) peptide was incubated at 0.5 mg/ml in 0.1M tris pH 7.4 at 37°C for 0, 1, 5 and 48 hrs. The medium was removed and replaced with Opti MEM containing amyloid at concentration from 200-0.1 μg/ml incubated sample and cells were again incubated for 48 hrs. The media was removed and the cells fixed for 1 hr in 10% TCA, washed in PBS and stained with 0.4% SRB for 15 min. Unbound dye was removed with 1% acetic acid and (protein) bound dye was extracted in 10 mM tris. The absorbance was measured in multiwell plate reader at 570nm.

Results




(a)   (b)

Fig. 1. Optical microscopic picture of Aβ (1-40) (0.346mM) in Tris. HCl buffer at pH 7.4 (a) control; (b) Aβ (1-40) (0.346mM) + CLN (100μg) at 7th day of incubation.



(a)   (b)   (c)

Fig. 2. Negatively stained electron micrograph picture of (a) fresh Aβ(1-40) (0.346 mM); (b) Aβ(1-40) (0.346 mM) + CLN (100μg) at 0 hr incubation; (c) Aβ(1-40) (0.346 mM) + CLN (100μg) at 24 hr incubation. Treatment of Aβ(1-40) with CLN for 24 hr shows a dramatic reduction in Aβ fibril content.




Figs 3-6. Incubation of SHSY-5Y cells with Aβ resulted in a dose dependent reduction in viability (Figs 3 & 4). The SRB method did not provide adequate viability information but showed a substantial increase in protein content, likely fibril formation, at 12 hr (Fig. 5). Treatment with CLN indicated dose and time dependent protection against Aβ fibril formation (Fig.6).



Fig. 5. SRB Protein (Fibril) Formation with Aβ



Fig. Effect of incubation of Aβ with CLN

Conclusions

1. We have used both optical microscopy [Fig. 1] and transmission electron microscopy [Fig. 2] to demonstrate that CLN reduces the level of Aβ-amyloid aggregates.

2. The cytotoxic effects of Aβ-amyloid fibers were monitored by cell viability using tryphan blue [Figs. 3 & 4] and total protein content using SRB [Figs. 5] in SHSY-5Y neuroblastoma cell. We demonstrated that the cytotoxic effects of Aβamyloid were reduced in the presence of CLN [Fig 6]. CLN was found to be very effective at much lower concentrations and shorter time frame (48 hours) than previously reported.

3. The enhanced survival of SHSY-5Y in the presence of CLN correlates with the ability of CLN to interfere with the process of Aβ-amyloid formation.

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 16-Jun-04
Number	7802Z

RECEIVED

2004 SEP 29 P 1: 42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RNS Number:7802Z
ReGen Therapeutics PLC
16 June 2004

ReGen Therapeutics Plc

16 June 2004

In-vivo Study in Chicks shows ReGen's ColostrininTM enhances memory

An in-vivo study* showing that ColostrininTM (ReGen Therapeutics Plc) exhibits
potency as a cognitive enhancer in newly hatched chicks has today been published
electronically as an abstract for presentation as a poster at the Federation of
European Neurological Societies (FENS) meeting scheduled to take place in
Lisbon, Portugal from the 10th to 14th July 2004**.

Commenting on the findings, Professor Stewart head of the Department of
Biological Sciences at the Open University, the study's principal investigator
said:
"We have used young chicks as a model system in which to study the effects of
ColostrininTM on memory formation, together with a single one trial learning
paradigm - avoidance of a bitter tasting substance. When administered
intracranially and intraperitoneally, ColostrininTM was shown to have a very
strong effect in enhancing memory when compared with control saline injections.
These results may help to explain the clinical benefits seen with ColostrininTM
in clinical studies".

Percy Lomax Executive Chairman commented: "This is another exciting building
block in our science programme and we look forward to further developments from
our collaboration with the Open University."

A complete copy of the poster will be added to the ReGen website
(www.regentherapeutics.com) when this has been presented at the conference in
July.

* This research has been conducted as part of ReGen's ongoing collaboration with
the Department of Biological Sciences, Open University, Milton Keynes, UK and
has been performed by Professor Michael Stewart and Dr. Duncan Banks.

** The complete abstract can be found at: http://fensforum.neurosciences.asso.fr
/posters/R3/A078_3.html .

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
0207 960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study it was shown that:

• Approximately 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease

• No drug-related Serious Adverse Events or safety concerns were observed during the trial

The Company is now continuing its ColostrininTM development programme, in preparation for the next stage of clinical testing. The programme will now also include an investigation into whether the beneficial effects of the product can be further enhanced by varying the dosing regimen.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

		RECEIVED
Company	ReGen Therapeutics PLC	
TIDM	RGT	2004 SEP 29 P 1: 42
Headline	Research Update	
Released	07:00 22-Jul-04	OFFICE OF INTERNATIONAL
Number	1041B	CORPORATE FINANCE

RNS Number:1041B
ReGen Therapeutics PLC
22 July 2004

ReGen Therapeutics Plc

22 July 2004

Pre-treatment of Cells with ColostrininTM Prevents Aggregation and Toxicity of
Beta Amyloid

In-vitro studies* have recently shown that ColostrininTM (a potential therapy
for Alzheimer's disease being developed by ReGen Therapeutics Plc) can prevent
the aggregation of beta-amyloid and prevent its toxic effect on cells. The
findings of these studies have now been presented as a poster** at the 9th
International Conference on Research on Alzheimer's disease and Related
Disorders (ICAD), taking place this week in Philadelphia, USA.

Commenting on the findings, Professor Brian Austen of the Neurodegeneration
Unit, Surgery Department, St. George's Hospital Medical School, Tooting UK, the
study's principal investigator said: "These studies have shown that
ColostrininTM can inhibit the aggregation of beta-amyloid in a
concentration-dependent manner. As the build up and toxicity of beta-amyloid in
the brain is a key feature in Alzheimer's disease, these findings indicate that
ColostrininTM could possibly play a role in the prevention of Alzheimer's
pathogenesis".

For further information, please contact:
Andrew Marshall
Marshall Robinson Roe
020 7960 6007

A complete copy of the poster will be added to the ReGen website
(www.regentherapeutics.com) in due course.

* This research has been conducted as part of ReGen's ongoing collaboration with
the Neurodegeneration Unit, Surgery Department, St. George's Hospital Medical
School, Tooting UK, and has been performed by Professor Brian Austen.

** The complete abstract (P4-414) can be found at:
http://www.alz.org/internationalconference/abstracts.htm#viewing

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for
Alzheimer's disease and also the development of neutraceutical uses for
ColostrininTM.

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal
disease that slowly destroys the brain. Symptoms of Alzheimer's disease include
progressive impairment of cognitive function including memory loss, inability to
think abstractly, loss of language function, attention deficit and associated
depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose

resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study it was shown that:

• Approximately 40% of patients on ColostrininTM were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response

• 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial

• Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease

• No drug-related Serious Adverse Events or safety concerns were observed during the trial

The Company is now continuing its ColostrininTM development programme, in preparation for the next stage of clinical testing. The programme will now also include an investigation into whether the beneficial effects of the product can be further enhanced by varying the dosing regimen.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2004 SEP 29 P 1: 42

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Research Update
Released	07:00 06-Sep-04
Number	6257C

RNS Number:6257C
ReGen Therapeutics PLC
06 September 2004

ReGen Therapeutics Plc

6 September 2004

In-vivo study in chicks shows ReGen's Colostrinin(TM) reduces memory impairment
induced by toxic protein involved in Alzheimer's disease

An in-vivo study* showing that pre-treatment with Colostrinin(TM) (ReGen
Therapeutics Plc) can reduce the memory impairment caused by beta-amyloid in
newly hatched chicks has now been published electronically as an abstract for
presentation as a poster at the Society for Neuroscience (SfN) 34th Annual
Meeting, scheduled to take place in San Diego, USA from the 23rd to 27th of
October 2004.

Commenting on the findings Professor Stewart, Head of the Department of
Biological Sciences at the Open University, the study's principal investigator
said:

'We have previously reported that intra-cranial and intra-peritoneal
administration of Colostrinin(TM) to young chicks can enhance memory formation
when compared with control saline injections**.

New results in the same model now suggest that pre-treatment with
Colostrinin(TM) can reduce the memory impairment induced by administration of
the toxic protein beta-amyloid when compared to saline control.

As the build up of beta-amyloid in brain tissue is generally believed to play a
significant role in the development of Alzheimer's disease, these additional
results may offer a further explanation of the clinical benefits seen with
Colostrinin(TM) in clinical studies'.

Percy Lomax Executive Chairman commented: 'This is a significant step in
demonstrating why we believe Colostrinin(TM) to be a potential major advance in
the treatment of Alzheimer's Disease and we look forward to further developments
from our collaboration with the Open University.'

  • *The complete abstract can be found at: http://sfn.scholarone.com

  • ** A press release on this was issued on 16/6/04 and is available on the
    ReGen website (http://www.regentherapeutics.com).

  • This research has been conducted as part of ReGen's ongoing
    collaboration with the Department of Biological Sciences, Open University,
    Milton Keynes, UK and has been performed by Professor Michael Stewart and
    Dr. Duncan Banks.

For further information, please contact:

Marshall Robinson Roe
0207 960 6007

NOTES TO EDITORS

Background

ReGen's principal activity is the development of a potential therapy for Alzheimer's disease and also the development of neutraceutical uses for Colostrinin(TM).

Alzheimer's disease is a progressive, neurodegenerative and ultimately fatal disease that slowly destroys the brain. Symptoms of Alzheimer's disease include progressive impairment of cognitive function including memory loss, inability to think abstractly, loss of language function, attention deficit and associated depression, anxiety and agitation. Eventually Alzheimer's disease sufferers lose the ability to take care of themselves and must be looked after either by family or in residential care homes and hospitals. Ultimately, sufferers become less resistant to infections and other illnesses, which often become the actual cause of death.

In a 30 week clinical study it was shown that:

- Approximately 40% of patients on Colostrinin(TM) were stabilised or improved after 15 weeks of therapy, based on an Analysis of Overall Response.

- 33% of patients continued to show stabilisation or improvement after 30 weeks of treatment, although levels of benefit were slightly higher at the 15-week stage of the trial.

- Efficacy demonstrated in both mild and moderate symptom groups, with greatest effects seen in earlier stages of the disease.

- No drug-related Serious Adverse Events or safety concerns were observed during the trial.

The Company is now continuing its Colostrinin(TM) development programme, in preparation for the next stage of clinical testing. The programme will now also include an investigation into whether the beneficial effects of the product can be further enhanced by varying the dosing regimen.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

AFX UK Focus Story

Go to market news section



Company	REGEN THERAPEUTICS PLC ORD 0.1P
TIDM	RGT
Headline	UK smallcap opening - ReGen higher on positive Colostrinin study results
Released	08:20 06-Sep-04
Number	082006.06092004

LONDON (AFX) - Shares in ReGen Therapeutics edged higher in early trade after initial research in chicks showed that its drug Colostrinin reduces memory impairment induced by toxic protein involved in Alzheimer's disease.

At 7.58 am, ReGen was 0.12 pence higher at 2.62.

leb/ak

Close

AFX UK Focus Story

Go to market news section

Company	REGEN THERAPEUTICS PLC ORD 0.1P
TIDM	RGT
Headline	ReGen Therapeutics H1 pretax loss 702,000 stg vs loss 1.38 mln
Released	08:09 15-Sep-04
Number	080916.15092004

LONDON (AFX) - ReGen Therapeutics PLC six months to June 30 2004

Pretax loss - 702,000 stg vs loss 1.38 mln

Operating loss - 727,000 stg vs loss 609,000

Loss per share - 0.24 pence vs LPS 1.05

vjt/

Close



Company	REGEN THERAPEUTICS PLC ORD 0.1P
TIDM	RGT
Headline	ReGen Therapeutics halves H1 pretax loss
Released	08:36 15-Sep-04
Number	083650.15092004

LONDON (AFX) - ReGen Therapeutics PLC halved its pretax loss in the six months to June 30 2004 to 702,000 stg from 1.38 mln a year earlier.

The company said its first half was a period of scientific, medical and commercial progress.

After favourable reviews of the group's Colostrinin for potential in the treatment of Alzheimer's Disease, it said it expects an in-vitro study evaluating the use of the compound in Parkinson's Disease to start in the third quarter of the year.

On the commercial development front the group has established contact with a number of potential partners via its licensing agent ProPharma Partners. These discussions are ongoing, but the board said it is 'very aware' of the need to maximise shareholder value.

To further strengthen the return to shareholders the board said it continues to actively seek profitable company and project acquisitions to widen and secure the company's base.

The board also said it has made more progress than expected in its cost control moves.

Looking to the future, the board said it will continue to drive the medical, scientific and commercial progress of the company. 'So far in this second half-year the momentum of the first half has continued bringing us closer, we believe, to our goal of a self-sustaining business.'

newsdesk@afxnews.com

slm/

Close

Company	ReGen Therapeutics PLC
TIDM	RGT
Headline	Change of Adviser
Released	16:49 04-Feb-03
Number	0543H

PRESS RELEASE

-

CHANGE OF ADVISER

London – 4 February 2003

ReGen Therapeutics Plc announces the appointment of Nabarro Wells & Co. Limited as the Nominated Adviser to the company with immediate effect.

For further information, please contact:

Andrew Marshall
Marshall Robinson Roe
Tel No 020 7489 2033

END

Close

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 5p each in the Company, please forward this document, together with the accompanying Form of Proxy, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 5p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

Application will be made for the New Ordinary Shares, which are proposed to be issued pursuant to the Capital Reorganisation, to be admitted to trading on AIM. It is expected that such admission will take place and that trading in the New Ordinary Shares will commence on 1 April 2003. No application will be made to admit the Deferred Shares to trading on AIM or for listing or dealing on any other exchange or trading facility.

Nabarro Wells & Co. Limited, which is regulated by the Financial Services Authority, is acting exclusively for ReGen and no-one else in relation to the Capital Reorganisation and will not be responsible to any other person for providing the protections afforded to customers of Nabarro Wells & Co. Limited or for advising in relation to the Capital Reorganisation.

ReGen Therapeutics Plc

(Incorporated in England and Wales with registered number 3508592)

Capital Reorganisation

Authorities to Issue Securities

Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting of ReGen, to be held at 11.00 a.m. at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 31 March 2003, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Extraordinary General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Company's registrars, Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 29 March 2003. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

DEFINITIONS

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"AIM"	Alternative Investment Market of the London Stock Exchange plc
"Articles"	the articles of association of the Company
"Board" or "Directors"	the board of directors of ReGen
"Capital Reorganisation"	the proposed reorganisation of the share capital of the Company as described in this document
"CREST"	the computerised settlement system to facilitate the transfer of title to shares in uncertificated form operated by CRESTCo Limited
"Deferred Shares"	the deferred shares of 4.9p each in the capital of the Company following the Capital Reorganisation
"Existing Ordinary Shares"	ordinary shares of 5p each in the capital of ReGen, existing prior to the Capital Reorganisation
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for 11.00 a.m. on 31 March 2003 (or any adjournment thereof)
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the EGM
"New Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen, following the Capital Reorganisation
"Notice of EGM"	the notice of EGM, set out at the end of this document
"ReGen" or "the Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Existing Ordinary Shares
"Share Issuance Authorities"	the authorities proposed to be granted by Shareholders to Directors, pursuant to Resolutions 2 and 3 set out in the Notice of EGM, to enable the Directors to issue New Ordinary Shares and/or other securities of the Company

2

LETTER FROM THE CHAIRMAN

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:

Percy Lomax (*Executive Chairman*)
Norman Lott (*Finance Director and Company Secretary*)
Timothy Shilton (*Development Director*)
Martin Small (*New Projects Director*)
Malcolm Beveridge (*Non-Executive Director*)
Keith Corbin (*Non-Executive Director*)

Registered Office:

8 Baker Street
London
W1U 3LL

7 March 2003

To Shareholders, and for information purposes only, to holders of options over Existing Ordinary Shares

Dear Shareholder,

CAPITAL REORGANISATION
AUTHORITIES TO ISSUE SECURITIES

Introduction

The Board is currently seeking further funding for the Company to pursue its strategy of developing Colostrinin™ as a pharmaceutical and a nutraceutical product and of acquiring complimentary businesses.

To enable the Company to raise further funds the Directors require authority from the Shareholders to reorganise the share capital of the Company and to issue shares and/or other securities of the Company. Resolutions for this purpose will be proposed at an Extraordinary General Meeting of the Company which is being convened for 11.00 a.m. on 31 March 2003, by the Notice of EGM.

The purpose of this document is to explain the reasons for the Capital Reorganisation and the Share Issuance Authorities and why the Directors unanimously recommend that you approve the Capital Reorganisation and the Share Issuance Authorities at the Extraordinary General Meeting.

Capital Reorganisation

The Existing Ordinary Shares are currently trading at a market price which is below their nominal value of 5p each. The Act provides that a company may only lawfully issue new shares for a subscription price at or above the nominal value of those shares. Therefore, to enable the Company to issue further shares in the future, it is proposed in Resolution 1 in the Notice of EGM that each share in the capital of the Company, currently having a nominal value of 5p each, be sub-divided. In order not to dilute the shareholdings in the Company, it is proposed that this sub-division will be effected so that every Existing Ordinary Share in issue be sub-divided and reclassified into one New Ordinary Share having a nominal value of 0.1p and one Deferred Share having a nominal value of 4.9p. The Deferred Shares will have no practical economic value as they will not be listed, will be non-voting, will carry no right to a dividend and will be subject to eventual redemption by the Company for a nominal amount. The proposed rights and restrictions attaching to the Deferred Shares will be set out in the Articles to be amended pursuant to paragraph (b) of Resolution 1 in the Notice of EGM.

The proposed Capital Reorganisation will not affect the rights attaching to the Existing Ordinary Shares, other than to alter their nominal value and, in particular, will not affect the voting rights of the holders of Existing Ordinary Shares. The Capital Reorganisation will be made by reference to holdings of Existing Ordinary Shares on the register of members as at the close of business on 31 March 2003.

Certificates will not be issued for the Deferred Shares and the Company may, for administrative purposes, register the Deferred Shares in the name of a nominee for the Shareholders.

Replacement certificates will not be sent out in relation to the New Ordinary Shares. Existing share certificates will remain valid in relation to the number of New Ordinary Shares that each shareholder is entitled to following the Capital Reorganisation. New share certificates will only be sent out in relation to trades or transfers of New Ordinary Shares effected on or after 1 April 2003.

Shareholders who hold their Existing Ordinary Shares in uncertificated form will have their CREST accounts credited with the New Ordinary Shares following their admission to AIM, which is expected to

occur on 1 April 2003. The registration of uncertificated holdings in respect of the Existing Ordinary Shares will be "disabled" at close of business on 31 March 2003. The Deferred Shares will not be eligible for settlement through CREST.

UK Taxation

For the purposes of United Kingdom taxation of capital gains, the creation of New Ordinary Shares and Deferred Shares pursuant to the Capital Reorganisation will be a reorganisation of the share capital of the Company. Accordingly, a Shareholder will not be treated as having made a disposal of all or part of his holding of Existing Ordinary Shares or New Ordinary Shares by reason of the Capital Reorganisation being implemented.

For the purposes of United Kingdom taxation of capital gains, the New Ordinary Shares and the Deferred Shares arising from the Capital Reorganisation will be treated as if they had been acquired at the same time as the Existing Ordinary Shares. The value of Deferred Shares will be minimal and therefore the original base cost of the Existing Ordinary Shares held by a Shareholder should be apportioned to the New Ordinary Shares.

Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their independent financial advisers.

Share Issuance Authorities

The Board is currently seeking to raise additional working capital and is also continuing to evaluate possible acquisitions of complimentary businesses. Accordingly, the Board is seeking specific Shareholder authority to be able to issue shares and/or other securities of the Company to facilitate such fundraising and/or acquisitions.

In addition, following the issue on 24 January 2003 of 15,000,000 Existing Ordinary Shares to Jubilee Investment Trust plc and as a result of the Capital Reorganisation, the Directors are seeking renewal of their general authorities to issue shares and/or other securities, such authorities being last granted to them at an Extraordinary General Meeting of the Company held on 10 December 2002 ("December EGM").

Resolutions 2 and 3 contained in the Notice of EGM are in similar form to the resolutions passed by Shareholders at the December EGM although they also contain specific authority to facilitate fundraisings and/or acquisitions of businesses.

Resolution 2 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities (i) up to a maximum number of 75,000,000 New Ordinary Shares pursuant to any fundraising and/or business acquisitions; and in addition (ii) generally up to 36,040,000 New Ordinary Shares which represents approximately one third of the number of New Ordinary Shares in issue immediately following the Capital Reorganisation. This authority will expire on the conclusion of the Annual General Meeting of the Company to be held in 2004.

Resolution 3 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis (i) up to a maximum number of 75,000,000 New Ordinary Shares pursuant to any fundraising; and in addition (ii) generally up to 5,406,000 New Ordinary Shares which represents approximately five per cent. of the number of New Ordinary Shares in issue immediately following the Capital Reorganisation. This authority will expire on the conclusion of the Annual General Meeting of the Company to be held in 2004.

The general authorities contained in Resolutions 2 and 3 comply with Institutional Investment Committee guidelines.

Extraordinary General Meeting

You will find at the end of this document a notice convening the EGM to be held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 31 March 2003 at 11.00 a.m.

At the EGM, resolutions will be proposed for the purpose of:

(1) approving the Capital Reorganisation by authorising the sub-division and re-classification of the share capital of the Company and the alteration of the Articles;

(2) authorising the Directors of the Company to allot New Ordinary Shares and/or other securities of the Company under section 80 of the Act, subject to limits; and

(3) authorising the Directors of the Company to disapply section 89(1) of the Act, subject to limits.

4

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the EGM. Whether or not you propose to attend the EGM in person, you are requested to complete the Form of Proxy and to return it to the Company's Registrars, Capita Registrars, so as to arrive not later than 11.00 a.m. on 29 March 2003.

Recommendation

The Directors consider the resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of all the resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 5,486,798 Existing Ordinary Shares, representing 5.07 per cent. of the Company's current issued ordinary share capital.

Yours faithfully,

Percy Lomax
Executive Chairman

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 31 March 2003 at 11.00 a.m. to consider and, if thought fit, pass the following resolutions of which Resolutions 1 and 3 will be proposed as special resolutions and of which Resolution 2 will be proposed as an ordinary resolution:

Resolution 1

(a) every authorised but unissued Ordinary Share of 5p each in the capital of the Company be and is hereby sub-divided into fifty Ordinary Shares of 0.1p each and every issued Ordinary Share of 5p in the capital of the Company be and is hereby sub-divided into and reclassified as one Ordinary Share of 0.1p and one Deferred Share of 4.9p, such Deferred Shares having the rights and being subject to the restrictions set out in the Articles of Association of the Company as amended pursuant to paragraph (b) of this Resolution; and

(b) the Articles of Association of the Company be amended as follows:

    (i) by inserting the following into the existing article 1.1:

        " "Ordinary Shares" the ordinary shares of 0.1p each in the capital of the company

        "Deferred Shares" the deferred shares of 4.9p each in the capital of the company";

    (ii) by inserting the following new article 1.6:

        "1.6 A reference to a "share" includes references to Ordinary Shares and Deferred Shares, unless the context requires otherwise."

    (iii) by deleting the existing article 3.1 and substituting the following therefor:

        "3.1 At 31 March 2003, the authorised share capital of the Company is £35,000,000 divided into 29,610,000,000 Ordinary Shares and 110,000,000 Deferred Shares."

    (iv) by inserting the following new article 3.13:

        "3.13 The rights and restrictions attaching to the Deferred Shares are as follows:

        As regards income

        3.13.1 The Deferred Shares shall carry no right to receive any dividend or other distribution in respect of any financial year or other period of the company.

        As regards capital

        3.13.2 On any return of capital whether on a winding up or reduction of capital or otherwise, the holders of the Deferred Shares shall be entitled to receive the amount paid up or credited as paid up on their respective holdings of Deferred Shares but only after there has been paid on each Ordinary Share the nominal amount paid up on such share plus a further sum of £1,000,000 per share, but the holders of the Deferred Shares shall not be entitled to participate further in any distribution of the assets or the capital of the company.

        As regards voting

        3.13.3 The holders of the Deferred Shares shall have no right to receive notice of or to attend or to vote or to speak either in person or by proxy at any general meeting or class meeting of the company.

        As regards transfer

        3.13.4 Notwithstanding article 8, the holders of the Deferred Shares shall have no right to transfer any Deferred Shares except to the company or to such persons as the company may determine.

        The creation or issue of Deferred Shares shall be deemed to confer irrevocable authority on the company at that time or at any time thereafter to:

        3.13.4.1 register such shares in the name of such person or persons as the company may determine as custodian thereof; and/or

6

3.13.4.2 appoint any person to execute on behalf of any holder or holders of such shares a transfer thereof and/or an agreement to transfer the same, without making any payment to the holder thereof, to such person or persons as the company may determine as custodian thereof;

and to cancel such shares (in accordance with the provisions of the Act) without making any payment to or obtaining the sanction of the holder or holders thereof and pending such transfer and/or cancellation to retain the certificate, if any, for such shares and to do all things necessary or desirable to give effect to such transfer or cancellation.

As regards purchase or redemption

3.13.5 The company may, at its option at any time after the adoption of this article 3.13, purchase or redeem all or any of the Deferred Shares then in issue, at a price not exceeding 4.9p for each Deferred Share so purchased or redeemed. Any payment due on purchase or redemption of the Deferred Shares shall be paid on the date of such purchase or redemption.

As regards certificates

3.13.6 Notwithstanding article 4, the holders of the Deferred Shares shall have no right to receive a certificate in respect of their holding.

As regards modification of rights

3.13.7 Neither the passing by the company of any special resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the court nor the obtaining by the company nor the making by the court of any order confirming any such reduction of capital nor the making effective of such order shall constitute a modification, variation or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction in capital effected in accordance with the Act without sanction on the part of the holders of the Deferred Shares.

The company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose."

Resolution 2

Subject to the passing of Resolution 1, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i) up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii) generally up to an aggregate nominal amount of £36,040,

such authority (unless previous revoked, varied or renewed) to expire on the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 3

Subject to the passing of Resolution 2, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers

7

pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 2 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i) any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company:

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £5,406,

such power (unless previously revoked, varied or renewed) to expire on the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 7 March 2003

Registered Office: *By order of the Board:*
8 Baker Street   Percy Lomax
London W1U 3LL   *Executive Chairman*

Notes
1. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member. A form of proxy is enclosed.
2. A form of proxy, to be effective (if used), and the power of attorney or other authority (if any) under which is signed or a certified copy of such power or authority, must be lodged at the Company's registrars, Capita Registrars, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time fixed for holding the meeting.
3. Completing and returning a form of proxy will not preclude a member from attending in person at the meeting and voting should he or she wish to do so.
4   In the case of a corporation, the form of proxy must be executed under its common seal or the hand of an officer or attorney duly authorised.
5. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the Register of Members of the Company as at close of business on 29 March 2003 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name as at close of business on 29 March 2003. Changes to entries in the Register of Members after close of business on 29 March 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

imprima de bussy — C87210

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on Tuesday, 10 June 2003. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Annual General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

ReGen Therapeutics Plc

(Incorporated and registered in England and Wales with No. 3508592)

8 Baker Street, London W1U 3LL
head.office@regentherapeutics.com

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Fifth Annual General Meeting of the Company will be held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on Tuesday, 10 June 2003 at 2.00pm for the following purposes:

Ordinary Business

To consider and, if thought fit, to pass Resolutions 1 to 6 as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2002, together with the reports of the Directors of the Company and auditors of the Company on those accounts.

Resolution 2

To re-appoint Percy Lomax as a Director of the Company.

Resolution 3

To re-appoint Malcolm Beveridge as a Director of the Company.

Resolution 4

To re-appoint Martin Small as a Director of the Company.

Resolution 5

To re-appoint Timothy Shilton as a Director of the Company.

Resolution 6

To re-appoint BDO Stoy Hayward as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors of the Company to determine the remuneration of the auditors for the ensuing year.

1

Special Business

To consider and, if thought fit, to pass Resolution 7 as an ordinary resolution of the Company and Resolution 8 as a special resolution of the Company:

Resolution 7

That the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i)   up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii)   generally up to an aggregate nominal amount of £53,638,

such authority (unless previous revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 8

Subject to the passing of Resolution 7, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 7 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)   any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii)   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii)   any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £8,046,

such power (unless previously revoked, varied or renewed) to expire on the earlier to occur of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

BY ORDER OF THE BOARD

Registered Office:
8 Baker Street
London W1U 3LL

Percy Lomax
Chairman

15 May 2003

Notes:

1. Only the shareholders registered in the register of members of the Company as at 6.00pm on 9 June 2003 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 9 June 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

2. Any shareholder who is entitled to attend and vote at this meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting at the meeting.

3. A Form of Proxy is enclosed which to be effective must be completed and received by the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 2.00pm on 8 June 2003.

4. The following documents are available for inspection on any day (except Saturdays, Sundays and Bank Holidays) during usual business hours at the registered office of the Company and at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ and will, on the date of the Annual General Meeting, be available at the meeting for inspection from 1.45pm until the conclusion of the meeting;

    (i)   the register of interests of Directors (and their family interests) in the share capital of the Company;

    (ii)   copies of all the contracts of service and letters of engagement between the Directors of the Company and the Company or any of its subsidiaries; and

    (iii) the Memorandum and Articles of Association of the Company.

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The Directors of the Company (the "Directors") must lay the accounts of the Company for the financial year ended 31 December 2002, the report of the Directors and the report of the Auditors of the Company on those accounts before this Meeting.

Re-appointment of directors (Resolutions 2 to 5)

Percy Lomax and Malcolm Beveridge are retiring by rotation at this Meeting and make themselves available for re-appointment. The Directors appointed Martin Small and Timothy Shilton as Directors on 10 December 2002. Pursuant to the Articles of Association of the Company, Messrs. Small and Shilton hold office until this Meeting and are then eligible for re-appointment.

Resolutions 2 to 5 deal with these re-appointments.

Re-appointment and remuneration of auditors (Resolution 6)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 6 proposes the re-appointment of BDO Stoy Hayward as auditors of the Company and authorises the Directors to determine their remuneration for the ensuing year.

Authority to allot Ordinary Shares (Resolution 7)

Directors require shareholders' authority for allotment of shares under Section 80 of the Companies Act 1985 (the "Act"). Shareholders last granted authority to the Directors to allot shares at an Extraordinary General Meeting held on 31 March 2003 (the "EGM"). Following the recent fundraising by the Company involving the issue, in aggregate, of 52,793,333 Ordinary Shares (the "Fundraising"), the Directors are seeking to renew that authority with Resolution 7.

Resolution 7 is in similar form to the resolution passed by the shareholders at the EGM and will be proposed as an ordinary resolution to authorise the Directors pursuant to Section 80 of the Act to allot relevant securities (i) up to a maximum number of 75,000,000 Ordinary Shares pursuant to any fundraising and/or business acquisitions; and in addition (ii) generally up to 53,638,000 Ordinary Shares which represents approximately one third of the number of Ordinary Shares in issue as at 14 May 2003. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held during 2004.

Authority to allot Ordinary Shares for cash (Resolution 8)

Under Section 89 of the Act, if the Directors wish to allot any of the unissued Ordinary Shares for cash they must in the first instance offer them to existing shareholders in proportion to their shareholding. There may be occasions, however, when the Directors will need the flexibility to finance the Company and other business opportunities by the issue of Ordinary Shares without a pre-emption offer to existing shareholders. Shareholders last granted authority to the Directors to make non-preemptive issues of shares at the EGM. Following the Fundraising, the Directors are seeking to renew that authority with Resolution 8.

Resolution 8 is in similar form to the resolution passed by shareholders at the EGM and will be proposed as a special resolution to empower the Directors pursuant to Section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis (i) up to a maximum number of 75,000,000 Ordinary Shares pursuant to any fundraising; and in addition (ii) generally up to 8,046,000 Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue on 14 May 2003. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document, together with the accompanying Form of Proxy, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward delivery to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)

Authorities to Issue Securities

Notice of Extraordinary General Meeting

Notice of an Extraordinary General Meeting of ReGen Therapeutics Plc, to be held at 11.00 a.m. at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 10 December 2003, is set out at the end of this document. The accompanying Form of Proxy for use in connection with the Extraordinary General Meeting should be completed and returned as soon as possible and, in any event, so as to reach the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 11.00 a.m. on 8 December 2003. Completion and return of Forms of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting should they so wish.

This document does not constitute or form part of any offer or instruction to purchase, subscribe for or sell any shares or other securities in ReGen Therapeutics Plc nor shall it or any part of it or the fact of its distribution form the basis of, or be relied on in connection with any contract therefor.

The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document and/or the accompanying Form of Proxy comes should inform themselves about and observe such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

DEFINITIONS

The following definitions apply throughout this document and the Form of Proxy, unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Board" or "Directors"	the board of directors of ReGen
"Extraordinary General Meeting" or "EGM"	an extraordinary general meeting of the Company convened for 11.00 a.m. on 10 December 2003 (or any adjournment thereof)
"Form of Proxy"	the accompanying Form of Proxy for use by Shareholders in relation to the EGM
"Group"	ReGen and its subsidiary undertakings
"Ordinary Shares"	ordinary shares of 0.1p each in the capital of ReGen
"Notice of EGM"	the notice of EGM, set out at the end of this document
"ReGen" or "the Company"	ReGen Therapeutics Plc
"Shareholders"	the persons who are registered as the holders of Ordinary Shares
"Share Issuance Authorities"	the authorities proposed to be granted by Shareholders to Directors, pursuant to Resolutions 1 and 2 set out in the Notice of EGM, to enable the Directors to issue Ordinary Shares and/or other securities of the Company

LETTER FROM THE CHAIRMAN OF REGEN

(Incorporated in England and Wales with registered number 3508592)

Directors and Company Secretary:

Percy Lomax *(Executive Chairman)*
Norman Lott *(Finance Director and Company Secretary)*
Timothy Shilton *(Development Director)*
Martin Small *(New Projects Director)*
Malcolm Beveridge *(Non-Executive Director)*
Keith Corbin *(Non-Executive Director)*

Registered Office:

8 Baker Street
London
W1U 3LL

13 November 2003

To Shareholders, and for information purposes only, to holders of options under the Group's share option schemes

Dear Shareholder,

AUTHORITIES TO ISSUE SECURITIES

Introduction

The Board is currently in negotiations for further funding for the Company to pursue its strategy of developing Colostrinin^{TM} as a pharmaceutical and a nutraceutical product and of acquiring complimentary businesses.

To enable the Company to raise further funds the Directors require authority from Shareholders to issue shares and/or other securities of the Company. Resolutions for this purpose will be proposed at an Extraordinary General Meeting of the Company which is being convened for 11.00 a.m. on 10 December 2003, by the Notice of EGM.

The purpose of this document is to explain the reasons for the Share Issuance Authorities and why the Directors unanimously recommend that you approve the Share Issuance Authorities at the Extraordinary General Meeting.

Share Issuance Authorities

The Board is currently seeking to raise up to £1,500,000 as additional working capital and is also continuing to evaluate possible acquisitions of complementary businesses. Accordingly, the Board is seeking Shareholder authority to be able to issue shares and/or other securities of the Company to facilitate such fundraising and/or acquisitions.

In addition, following the issue on 22 July 2003 of 63,600,000 Ordinary Shares to new and existing Shareholders pursuant to a placing, the Directors are seeking renewal of their general authorities to issue shares and/or other securities, such general authority being last granted to them at the Annual General Meeting of the Company held on 10 June 2003 ("AGM").

Resolutions 1 and 2 contained in the Notice of EGM are in similar form to the resolutions passed by Shareholders at the AGM.

Resolution 1 will be proposed as an ordinary resolution to authorise the Directors pursuant to section 80 of the Act to allot relevant securities (i) up to a maximum number of 75,000,000 Ordinary Shares pursuant to any fundraising and/or business acquisitions (which the Directors believe should be sufficient, subject to market conditions, to enable the Company to raise up to £1,500,000); and (ii) generally up to 74,838,000 Ordinary Shares which represents approximately one third of the number of Ordinary Shares in issue as at the date of this document. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004.

Resolution 2 will be proposed as a special resolution to empower the Directors pursuant to section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis (i) up to a maximum number of 75,000,000 Ordinary Shares pursuant to any fundraising and/or business acquisitions; and (ii) generally up to 11,225,000 Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue as at the date of this document. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2004.

Other than pursuant to fundraisings and/or business acquisitions and the grant of options pursuant to the Group's option schemes, the Directors have no present intention of using the Share Issuance Authorities, assuming the resolutions are passed.

Extraordinary General Meeting

You will find at the end of this document a notice convening the EGM to be held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 10 December 2003 at 11.00 a.m.

At the EGM, resolutions as detailed above, will be proposed for the purpose of:

(1) authorising the Directors of the Company to allot Ordinary Shares and/or other securities of the Company under section 80 of the Act, subject to limits; and

(2) authorising the Directors of the Company to disapply section 89(1) of the Act, subject to limits.

Action to be taken

Shareholders will find enclosed with this document a Form of Proxy for use at the EGM. Whether or not you propose to attend the EGM in person, you are requested to complete the Form of Proxy and to return it to the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive not later than 11.00 a.m. on 8 December 2003.

Recommendation

The Directors consider the resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and the Shareholders as a whole. Consequently, the Directors recommend that you vote in favour of both the resolutions to be proposed at the Extraordinary General Meeting as they intend to do in respect of their own beneficial holdings which in aggregate amount to 5,820,131 Ordinary Shares, representing 2.59 per cent. of the Company's current issued ordinary share capital.

Yours faithfully,

Percy Lomax
Executive Chairman

REGEN THERAPEUTICS PLC

(Incorporated in England and Wales with registered number 3508592)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ on 10 December 2003 at 11.00 a.m. to consider and, if thought fit, pass the following resolutions of which Resolution 1 will be proposed as an ordinary resolution and of which Resolution 2 will be proposed as a special resolution:

Resolution 1

Subject to the passing of Resolution 2 below, that the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i)   up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity; and

(ii)   up to an aggregate nominal amount of £74,838,

such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 2

That the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 1 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)   any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company and/or other legal entity;

(ii)   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii)   any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £11,225,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2004, provided that the Company may prior to such expiry make any offer, agreement or other

arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

Dated: 13 November 2003

Registered Office: *By order of the Board:*
8 Baker Street   **Percy Lomax**
London W1U 3LL   *Chairman*

Notes

1. *A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member. A form of proxy is enclosed.*
2. *A form of proxy, to be effective (if used), and the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, must be lodged at the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time fixed for holding the meeting.*
3. *Completing and returning a form of proxy will not preclude a member from attending in person at the meeting and voting should he or she wish to do so.*
4. *In the case of a corporation, the form of proxy must be executed under its common seal or the hand of an officer or attorney duly authorised.*
5. *The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the Register of Members of the Company as at close of business on 8 December 2003 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name as at close of business on 8 December 2003. Changes to entries in the Register of Members after close of business on 8 December 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.*

imprima de bussy — C88750

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on Tuesday, 20 April 2004. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Ordinary Shares of 0.1p each in the Company, please forward this document and the accompanying Form of Proxy for use in relation to the Annual General Meeting as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares of 0.1p each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

ReGen Therapeutics Plc

(Incorporated and registered in England and Wales with No. 3508592)

8 Baker Street, London W1U 3LL
head.office@regentherapeutics.com

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Sixth Annual General Meeting of the Company will be held at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ on Tuesday, 20 April 2004 at 11.00 a.m. for the following purposes:

Ordinary Business

To consider and, if thought fit, to pass Resolutions 1 to 4 as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2003, together with the reports of the Directors of the Company and auditors of the Company on those accounts.

Resolution 2

To re-appoint Keith Corbin as a Director of the Company.

Resolution 3

To re-appoint Norman Lott as a Director of the Company.

Resolution 4

To re-appoint BDO Stoy Hayward LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors of the Company to determine the remuneration of the auditors for the ensuing year.

To consider and, if thought fit, to pass Resolution 5 as an ordinary resolution of the Company and Resolution 6 as a special resolution of the Company:

Resolution 5

That the Directors be and are hereby generally and unconditionally authorised pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed), to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company, provided that this authority shall be limited to the allotment of relevant securities of the Company:

(i)   up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company and/or the acquisition by the Company and/or its subsidiaries of the shares, business and/or assets of a company or other legal entity; and

(ii)   generally up to an aggregate nominal amount of £92,388,

such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

Resolution 6

Subject to the passing of Resolution 5, that the Directors be and are hereby empowered to allot equity securities (as defined in Section 94(2) of the Act) of the Company (in substitution for all existing powers pursuant to Section 95 of the Act given to the Directors to the extent such power has not been utilised at the date this Resolution is passed) for cash pursuant to the authority to allot relevant securities (within the meaning of Section 80(2) of the Act) of the Company conferred by Resolution 5 as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)   any allotment of equity securities up to an aggregate nominal amount of £75,000 pursuant to any fundraisings by the Company;

(ii)   any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of, any regulatory body or stock exchange or stock markets in any territory or otherwise howsoever; and

(iii)   any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £13,998,

such power (unless previously revoked, varied or renewed) to expire on the earlier to occur of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005; provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired.

BY THE ORDER OF THE BOARD

Registered Office:
8 Baker Street
London W1U 3LL

Percy Lomax
Chairman
18 March 2004

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The Directors of the Company (the "Directors") must lay the accounts of the Company for the financial year ended 31 December 2003, the report of the Directors and the report of the Auditors of the Company on those accounts before this Meeting.

Re-appointment of directors (Resolutions 2 and 3)

Norman Lott and Keith Corbin are retiring by rotation at this Meeting and make themselves available for re-appointment.

Resolutions 2 and 3 deal with these re-appointments.

Re-appointment and remuneration of auditors (Resolution 4)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. On 31 December 2003, BDO Stoy Hayward transferred its business to BDO Stoy Hayward LLP, a limited liability partnership. Accordingly, BDO Stoy Hayward resigned as auditors on that date and the Directors appointed BDO Stoy Hayward LLP as its successor. Resolution 4 proposes the re-appointment of BDO Stoy Hayward LLP as auditors of the Company and authorises the Directors to determine their remuneration for the ensuing year.

Authority to allot Ordinary Shares (Resolution 5)

Directors require shareholders' authority for allotment of shares under Section 80 of the Companies Act 1985 (the "Act"). Shareholders last granted authority to the Directors to allot shares at an Extraordinary General meeting held on 10 December 2003 (the "EGM"). Following the recent fundraisings by the Company involving the issue, in aggregate, of 55,451,818 Ordinary Shares (the "Fundraisings"), the Directors are seeking to renew that authority with Resolution 5.

Resolution 5 is in similar form to the resolution passed by the shareholders at the EGM and will be proposed as an ordinary resolution to authorise the Directors pursuant to Section 80 of the Act to allot relevant securities (i) up to a maximum number of 75,000,000 Ordinary Shares pursuant to any fundraising and/or business acquisitions; and in addition, (ii) generally up to 93,322,000 Ordinary Shares which represents approximately one third of the number of Ordinary Shares in issue as at 27 February 2004. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held during 2005.

Authority to allot Ordinary Shares for cash (Resolution 6)

Under Section 89 of the Act, if the Directors wish to allot any of the unissued Ordinary Shares for cash they must in the first instance offer them to existing shareholders in proportion to their shareholding. There may be occasions, however, when the Directors will need the flexibility to finance the Company and other business opportunities by the issue of Ordinary Shares without a pre-emption offer to existing shareholders. Shareholders last granted authority to the Directors to make non-preemptive issues of shares at the EGM. Following the Fundraisings, the Directors are seeking to renew that authority with Resolution 6.

Resolution 6 is in similar form to the resolution passed by shareholders at the EGM and will be proposed as a special resolution to empower the Directors pursuant to Section 95 of the Act to allot equity securities for cash otherwise than on a pro rata basis (i) up to a maximum number of 75,000 Ordinary Shares pursuant to any fundraising; and in addition (ii) generally up to 13,998,000 Ordinary Shares which represents approximately five per cent. of the number of Ordinary Shares in issue on 27 February 2004. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2005.

ReGen Therapeutics Plc

Form of Proxy

For use at the Annual General Meeting of ReGen Therapeutics Plc to be held at 11.00 a.m. on 20 April 2004 at the offices of Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ.

I/We, being (a) member(s) of ReGen Therapeutics Plc, hereby appoint the Chairman of the meeting, or

_____

(see Note 1 below) as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of ReGen Therapeutics to be held on 20 April 2004, and at any adjournment thereof.

I/We direct my/our proxy to vote on the resolutions set out in the notice convening the Annual General Meeting of ReGen Therapeutics Plc as follows:

	Ordinary Business	FOR	AGAINST
1.	To receive the Company's accounts and the reports of the Directors and auditors for the financial year 31 December 2003		
2.	To re-appoint Keith Corbin as a Director of the Company		
3.	To re-appoint Norman Lott as a Director of the Company		
4.	To re-appoint BDO Stoy Hayward as auditors of the Company		
	Special Business	FOR	AGAINST
5.	To authorise the Directors of the Company to allot relevant securities pursuant to 'Section 80 of the Company Act 1985.		
6.	To authorise the Directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 did not apply		

I/We authorise my/our proxy to act at his/her discretion in relation to any other business relating at the meeting (including any resolution to adjourn the meeting).

Date _____ Signature(s) _____

Please complete in block capitals including initials and surnames of joint holders if any:

Address _____

_____

Joint holders _____

Notes:

1. If it is desired to appoint any other person as a proxy, the words "the Chairman of the meeting, or" should be struck out and the name and address of the other person inserted in block letters in the space provided. A proxy need not be a member of the Company. Any alteration should be initialled.

2. The manner in which the proxy is to vote should be indicated by marking with an "X" or "√" either "For" or "Against"; if neither is marked, the proxy will vote or abstain at his/her discretion.

3. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members.

4. A corporation's Form of Proxy must be executed under its common seal, under the terms of section 36A of the Company Act 1985, or under the hand of a duly authorised officer or attorney.

5. Use of this Form of Proxy does not preclude a member from attending and voting in person.

6. To be valid, a Form of Proxy and the power of attorney or other written authority, if any, under which it is signed, or an office or notarially certified copy or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority, must be delivered to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the Form of Proxy proposes to vote. In the case of a poll, the document(s) must be delivered as aforesaid not less than 48 hours before the time appointed for taking the poll, or where the poll is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the demand is made.

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS RUTH MARY YVONNE MACKLIN-SMITH	LOWER DOLGENAU ROAD LLAWRYGLYN CAERSYS POWYS SY17 5RQ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS SHEILA MARY SMITH	14 HOOBER ROAD ECCLESALL SHEFFIELD S11 9SF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MISS SUSAN SNOW	THE FERLEYS SWINDON LANE CHELTENHAM GLOUCESTERSHIRE GL50 4PF	ORD 0.1P DEF SHS 4.9	80,808 NIL	29,961	01-APR-03
SOCGEN NOMINEES (UK) LIMITED GSY ACCT	SG HOUSE 41 TOWER HILL LONDON EC3N 4SG	DEF SHS 4.9	NIL	5,000	01-APR-03
SOCGEN NOMINEES (UK) LIMITED GSY ACCT	SG HOUSE 41 TOWER HILL LONDON EC3N 4SG	ORD 0.1P	5,000		
MRS RAJINDER KAUR SOHAL + MR KULVINDER SINGH SOHAL	32 WYNDHAM AVENUE KINGSPARK BRADFORD WEST YORKSHIRE BD2 1EJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR THANGARAJAH SOORIYAMOORTHY	79 SHORTLANDS ROAD BROMLEY KENT BR2 OJL	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
BOBBY SORAIA ESQ	13 SECOND AVENUE LONDON E17 9QH	ORD 0.1P DEF SHS 4.9	2,041 NIL	2,041	01-APR-03
MISS B E SOSNOWSKA	42 THAMES AVENUE GREENFORD MIDDLESEX UB6 8JN	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MISS SARAH SOULSBY	161 NORTHBROOKS HARLOW ESSEX CM19 4DQ	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
SOUREN PATRICK SOUREN ESQ	47 MAPLE AVENUE YIEWSLEY WEST DRAYTON MIDDLESEX UB7 8LT	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
JACK SOUSSAN	WESTFIELD 1 SALISBURY AVENUE FINCHLEY LONDON L3 3AJ	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS JEAN SOUTHWOOD 8 BRACKENBOROUGH ROAD LOUTH LINCS LN11 0AE	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
DR CECIL DE SOUZA HUBBERHOLME 76A HIGH STREET CRIGGLESTONE WF4 3EE	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
SP ANGEL (NOMINEES) LIMITED SPAN ACCT BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	DEF SHS 4.9	NIL	2,056,000	01-APR-03
SP ANGEL (NOMINEES) LIMITED SPAN ACCT BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P	2,118,500	100,000 25,000 25,000 50,000 50,000	17-JUN-03 03-JUL-03 03-JUL-03 22-AUG-03 12-DEC-03
SP ANGEL (NOMINEES) LIMITED CERTOUT ACCT BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P	30,000		
SP ANGEL (NOMINEES) LIMITED FIRMBUY ACCT BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P	NIL	30,000	28-JAN-04
SP ANGEL (NOMINEES) LIMITED FIRMSELL ACCT BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P	NIL	50,000	12-DEC-03
EXORS OF KEITH SPALDING DECD + JOACHIM DESCH + MR MICHAEL JOHN JOHNSON BODIFYR TANRHIW ROAD TREGARTH BANGOR GWYNEDD LL57 4AW	ORD 0.1P DEF SHS 4.9	NIL NIL	2,120 2,120	22-AUG-03 01-APR-03
SPEIRS & JEFFREY PORTFOLIO MANAGEMENT LTD X341 ACCT 36 RENFIELD STREET GLASGOW G2 1NA	ORD 0.1P	NIL	2,000	04-MAR-03
HECTOR MCNAUGHTON SPENCE ESQ 19 PRIESTFIELD AVENUE EDINBURGH EH16 5JL	ORD 0.1P	30,000		
MR GARY WILLIAM SPENCER 248 SWALLOW STREET IVER BUCKS SL0 0HT	ORD 0.1P DEF SHS 4.9	9,646 NIL	1,647	01-APR-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR BRIAN HANS SPINKS 31A MAIN STREET BRIGHTON FALKIRK CENTRAL REGION FK2 0JS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
JONATHAN SPIVACK ESQ 132 CHANCTONBURY WAY LONDON N12 7AD	ORD 0.1P DEF SHS 4.9	85,000 NIL	85,000	01-APR-03
MRS ANN STACEY HOLLYBANK HOUSE ST MARY'S HILL SUNNINGHILL ASCOT SL5 9AP	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR NIGEL JONATHAN STACEY 142 CLOUDESLEY ROAD LONDON N1 0EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS AZILDA MARIAN STACKHOUSE 2 WHEATLANDS COURT 42 WHEATLANDS ROAD EAST HARROGATE NORTH YORKSHIRE HG2 8QS	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
RICHARD STAFFORD ESQ 55C OAKLEY SQUARE LONDON NW1 1NJ	ORD 0.1P DEF SHS 4.9	3,322 NIL	3,322	01-APR-03
MR RICHARD OWEN STAFFORD 55C OAKLEY SQUARE LONDON NW1 1NJ	ORD 0.1P DEF SHS 4.9	4,167 NIL	4,167	01-APR-03
MICHAEL STAMPFER ESQ EBOR COTTAGE TERRINGTON NORTH YORKSHIRE YO60 6PP	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR PETER STANLEY BALI HAI TOP ROAD DOWNDERRY TORPOINT PL11 3LY	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR PETER WILLIAMS STANLEY ST HILARY 26 CHAPEL ROAD NORTH DARLINGTON DL3 8JE	ORD 0.1P	35,000		
MR ROYSTON GEORGE STANTON 21 THE LANE WEST DEEPING LINCOLNSHIRE PE6 9HS	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
GIUSEPPE STASSI ESQ 4 BURTON FARM CLOSE BURTON NORTH CASTLE COMBE WILTSHIRE SN14 7LB	ORD 0.1P	NIL	50,000 175,000 225,000	07-OCT-03 16-JAN-04 16-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
STATE STREET NOMINEES LIMITED OM01 ACCT 525 FERRY ROAD EDINBURGH SCOTLAND EH5 2AW	ORD 0.1P	10,000		
MRS MAUREEN ALISON STEAN 2 THE SPINNEY DYKE ROAD AVENUE HOVE EAST SUSSEX BN3 6QT	ORD 0.1P	3,000		
MR DAVID GURNEY STEDMAN + MR ALFRED PETER MAYNE HIGHFIELD BRIGHTON ROAD GODALMING SURREY GU7 1NS	ORD 0.1P DEF SHS 4.9	100,000 NIL	100,000	01-APR-03
ROBIN BALFOUR STENHOUSE ESQ 10 SANDYBED LANE SCARBOROUGH YO12 5LH	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MRS ADELIA STEVEN EASTER COWDEN DALKEITH MIDLOTHIAN EH22 2NS	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ANTHONY STEVENS TRINITY HOUSE 8 WORTHINGTON LANE NEWBOLD COLEORTON LEICESTERSHIRE LE67 8PH	ORD 0.1P DEF SHS 4.9	9,500 NIL	9,500	01-APR-03
MR ANTHONY STEVENS + MRS LYNN STEVENS TRINITY HOUSE 8 WORTHINGTON LANE NEWBOLD COLEORTON COALVILLE LE67 8PH	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
CHARLES WILLIAM STEVENS ESQ 43 BLACK LION LANE LONDON W6 9BG	ORD 0.1P DEF SHS 4.9	148,857 NIL	28,857	01-APR-03
MRS JACQUELINE MARY STEVENS 43 BLACK LION LANE LONDON W6 9BG	ORD 0.1P	75,000		
MARK KEITH STEVENS ESQ 2 MANOR COTTAGES LADHAM ROAD GOUDHURST CRANBROOK KENT TN17 1LY	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR PAUL ERNEST STEVENS SWEETS HOUSE 2A NEWTOWN HAIL WESTON ST. NEOTS CAMBRIDGESHIRE PE19 5JU	ORD 0.1P	65,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
REV ROBIN GEORGE STEVENS 9 THORNTON ROAD LONDON SW19 4NE	ORD 0.1P	176,300		
COLYN STEVENSON ESQ 5 CHURCH HILL MANSFIELD WOODHOUSE MANSFIELD NOTTS NG19 9JT	ORD 0.1P	100,000		
MR DEREK RANDOLPH STEVENSON 31 WETHERAL DRIVE STANMORE MIDDLESEX HA7 2HQ	ORD 0.1P DEF SHS 4.9	NIL NIL	25,000 25,000	06-AUG-03 01-APR-03
GRAHAM STEVENSON ESQ TREVALSA HOTEL PORTH NEWQUAY CORNWALL TR7 3LX	ORD 0.1P	50,000		
MR SAMUEL WILLIAM GEORGE STEVENSON 14 MULLINASILLA ROAD ARMAGH CO ARMAGH BT61 9HN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR SAMUEL WILLIAM GEORGE STEVENSON SS ACCT 14 MULLANASILLA ROAD ARMAGH CO ARMAGH BT61 9HN	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
MR SAMUEL WILLIAM GEORGE STEVENSON WS ACCT 14 MULLANASILLA ROAD ARMAGH CO ARMAGH BT61 9HN	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
MRS AVRIL AILENE JOAN BURTON-STEWART 72 KENNEL RIDE ASCOT BERKSHIRE SL5 7NW	ORD 0.1P	NIL	500,000 750,000	25-JUN-03 13-AUG-03
MR DANIEL STEWART 56 BROOMSIDE TERRACE EDINBURGH MIDLOTHIAN EH12 7ND	ORD 0.1P	7,817		
MR KENNETH STEWART 91 CLIFTON ROAD ABERDEEN AB24 4RL	ORD 0.1P	100,000		
MR KENNETH ALFRED STEWART 18 LONG ACRE EAST BINGHAM NOTTINGHAM NG13 8BY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR THOMAS HUNTER STEWART 36 HIGH ROAD STEVENSTON AYRSHIRE KA20 3DR	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   496

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
RICHARD MARK STILES ESQ	MEADOW VIEW 9 DRAYTON CLOSE IRBY WIRRAL CH61 2XS	DEF SHS 4.9	NIL	1,800	01-APR-03
RICHARD MARK STILES ESQ	MEADOW VIEW 9 DRAYTON CLOSE IRBY WIRRAL CH61 2XS	ORD 0.1P	1,800		
MR ROBERT DOUGLAS GORONWY STIMPSON	1 RIDING HILL SANDERSTEAD SOUTH CROYDON SURREY CR2 9LP	ORD 0.1P	20,000		
STOCK LENDING COLLATERAL (EQUITY) NOMINEES LIMITED	ONE CANADA SQUARE LONDON E14 5AL	ORD 0.1P	NIL	1,275,364 1,724,616 2,840,549 1,817,635 3,286,354	19-JUN-03 24-JUN-03 28-JUL-03 20-OCT-03 03-FEB-04
MRS CAROL LOUISE STODDART	37 OLDFIELD ROAD HESWALL CH60 6SN	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MRS REBECCA SUSAN STOKES	GLENCOE SUNNYDALE ORPINGTON KENT BR6 8LY	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	01-APR-03 01-APR-03
MR PETER LAWRENCE STOLLERY	15 BEAUMONT WALK LONDON NW3 4SW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
CLIVE HAMILTON STONE ESQ	COPSE VIEW 39 BARNES MEADOW UPLYME LYME REGIS DORSET DT7 3TD	ORD 0.1P	32,669		
OLIVER STONE	16 HOCROFT AVENUE LONDON NW2 2EH	ORD 0.1P DEF SHS 4.9	1,250 NIL	1,250	01-APR-03
ROGER JOHN STONE	BLUETHORNS POTTERY ROAD BOVEY TRACEY NEWTON ABBOT DEVON TQ13 9DS	ORD 0.1P DEF SHS 4.9	1,314 NIL	1,314	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
WILLIAM STONES ESQ FITZWALTERS FARMHOUSE ROMAN RD MOUNTNESSING ESSEX ENGLAND CM15 8SG	DEF SHS 4.9	NIL	1,000	01-APR-03
WILLIAM STONES ESQ FITZWALTERS FARMHOUSE ROMAN RD MOUNTNESSING ESSEX ENGLAND CM15 8SG	ORD 0.1P	1,000		
MR GEORGE STOSSLER 108 BRANDSHILL AVENUE HIGH WYCOMBE BUCKINGHAMSHIRE HP13 5PX	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
MRS MARY STOTT 30 HOLLYBANK ROAD BRADFORD WEST YORKSHIRE BD7 4QP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
WILLIAM MAIN STRACHAN ESQ 18 DOUGLAS CRESCENT PETERHEAD ABERDEENSHIRE AB42 1GD	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MRS SHEILA JANE STRACY FRESHFIELDS CROSS LANES WREXHAM CLWYD LL13 0TY	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
STRAND NOMINEES LIMITED SN ACCT PO BOX 10 TURNPIKE HOUSE 123 HIGH STREET CRAWLEY WEST SUSSEX RH10 1DQ	ORD 0.1P	40,000	40,000	05-SEP-03
MR RICHARD JOHN STREET 26 MID LIBERTON EDINBURGH EH16 5QT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DAVID GARETH STRINGER ESQ + MRS ELIZABETH STRINGER 2 BARN ACRE DRIVE PARKGATE SOUTH WIRRAL L64 6RJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS JOYCE JENNIFER STUBBS 11 BRABAZON ROAD NORWICH NR6 6SY	ORD 0.1P DEF SHS 4.9	22,000 NIL	22,000	01-APR-03
MR KENNETH STUBBS + MRS VERA STUBBS 18 TARRANT CLOSE WINSTANLEY NR WIGAN LANCASHIRE WN3 6HR	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS RUTH STEPHANIE STUDHOLME	MANOR HOUSE COTTAGE THORPE THEWLES STOCKTON-ON-TEES CLEVELAND TS21 3JU	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MRS GWYNNE ELIZABETH SUFFOLK	3 OLD ACRES WOODBOROUGH NOTTINGHAM NOTTS NG14 6ES	ORD 0.1P DEF SHS 4.9	4,723 NIL	4,723	01-APR-03
DR USAMA SULEIMAN	94 NORTH END HOUSE FITZJAMES AVENUE LONDON W14 ORY	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
NEIL SUMMERS ESQ	22 ALBRETIA AVENUE WATERLOOVILLE PO8 8QS	DEF SHS 4.9	NIL	1,000	01-APR-03
NEIL SUMMERS ESQ	22 ALBRETIA AVENUE WATERLOOVILLE PO8 8QS	ORD 0.1P	1,000		
MR DAVID GEORGE SUMNER	25 AYDAN ROAD QUARRINGTON SLEAFORD LINCS NG34 8UU	ORD 0.1P	50,000		
MR JOHN SUNTER	21 GORDON ROAD MANCHESTER M30 9QB	ORD 0.1P	NIL	3,000	30-JUL-03
MRS SHIRLEY-ANN SUPPLE	LOMOND VIEW DYKESIDE FREUCHIE CUPAR FIFE KY15 7ES	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
PETER WILLIAM SURTEES ESQ	4 ST. MARTINS SQUARE SCARBOROUGH NORTH YORKSHIRE YO11 2DQ	ORD 0.1P	30,000		
MR PETER SUTCLIFFE	54 PENNINE WAY HARLINGTON HAYES MIDDX UB3 5LW	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR JAMES MARK SUTTON	VELINDRE CHURCH LANE LINTON HEREFORDSHIRE HR9 7RX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR MARTYN SUTTON	5 JOHN PORT CLOSE ETWALL DERBYSHIRE DE65 6NU	ORD 0.1P	NIL	3,432	30-JUL-03
MR ROBERT SUTTON	2 GODDINGS GREEN WOKINGHAM BERKSHIRE RG40 1SB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ADRIAN JOHN SWAIN	5 PINEWOOD CLOSE NASCOT WOODS WATFORD WD1 3NP	ORD 0.1P DEF SHS 4.9	9,900 NIL	9,000	01-APR-03
DENNIS SWALES ESQ	16 MEADOWCROFT HARROGATE HG1 3JY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ANDREW GEORGE SWANSON	10 MIDDLEFIELD ROAD SOUTH WAY PLYMOUTH DEVON PL6 6TF	ORD 0.1P DEF SHS 4.9	900 NIL	900	01-APR-03
COLIN DAVID SWANSTON ESQ + MRS ANNE MURRAY SWANSTON	THE CONIFERS ALEXANDER STREET UPHALL WEST LOTHIAN EH52 5DB	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR PAUL SWEENEY	4 QUAY STREET CARRICK ON SHANNON CO LEITRIM IRELAND	ORD 0.1P	250,000	50,000 250,000	07-JUL-03 06-FEB-04
DAVID PETER SWINGLER ESQ	28 LINDUM ROAD BASEFORD NOTTINGHAM NG6 0QR	ORD 0.1P	126,000		
MRS ELSIE BARBARA SYKES	1 CHURCH LANE SHEPLEY HUDDERSFIELD HD8 8AF	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	09-OCT-03 01-APR-03
MRS LUCY CATHERINE TALBOT	64 EASTBROOK ROAD WALTHAM ABBEY ESSEX EN9 3AL	ORD 0.1P	15,385		
MRS LUCY CATHERINE TALBOT + MR FRANCIS PATRICK PLATER	64 EASTBROOK ROAD WALTHAM ABBEY ESSEX EN9 3AL	ORD 0.1P	57,142		
TAMLIGHT LIMITED	29 HIGH ROAD WILLESDEN LONDON NW10 2TE	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
TAMLIGHT LIMITED	29 HIGH ROAD WILLESDEN LONDON NW10 2TE	ORD 0.1P	5,000		
MISS CHOON LOOI TAN	30 MARSWORTH AVENUE PINNER MIDDLESEX HA5 4UB	ORD 0.1P DEF SHS 4.9	1,016 NIL	1,016	01-APR-03
ADRIAN CRISTOPHER TANNER ESQ	WALLINGTON HOUSE MILL LANE SMARDEN KENT TN27 8NN	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR LAURENCE HERBERT TANNER	17 HANOVER MEAD HIGH STREET BRAY BERKS SL6 2AW	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
LAURENCE HERBERT TANNER ESQ	17 HANOVER MEAD BRAY BERKSHIRE SL6 2AW	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MRS KAREN TATE	37 MOLE COTTAGE FAIRFIELD APPROACH WRAYSBURY STAINES MIDDLESEX TW19 5DP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
GURKIRPAL SINGH TATLA	47 LONDON ROAD SLOUGH BERKS SL3 7RP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ANTHONY NORMAN TAYLOR	6 CASTLES CLOSE STOTFOLD HITCHIN HERTS SG5 4BY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR DANIEL TAYLOR	4 WESTFIELD CLOSE NAFFERTON DRIFFIELD EAST YORKSHIRE YO25 4LN	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR DAVID ALFRED TAYLOR	21A GROSVENOR AVENUE KINGS LANGLEY HERTFORDSHIRE WD4 8NW	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
DEREK ATHOL TAYLOR ESQ	HALL GARTH WEST STREET LEVEN BEVERLEY HU17 5LR	ORD 0.1P DEF SHS 4.9	12,195 NIL	12,195	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN TAYLOR + MRS VALERIE TAYLOR 145 BARROWBY ROAD GRANTHAM LINCOLNSHIRE NG31 8AJ	ORD 0.1P	50,000		
MR STEPHEN JAMES TAYLOR OAKFIELD HOUSE HIGH OAKHAM ROAD MANSFIELD NOTTS NG18 5AJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR WILLIAM GLENDINNING TAYLOR 48 ANNETYARD DRIVE SKELMORLIE PA17 5BN	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
MR WILLIAM SIMON TAYLOR 12 ALBANY ROAD LYTHAM ST ANNES FY8 4AS	ORD 0.1P	30,000		
TD WATERHOUSE NOMINEES (EUROPE) LIMITED BRNHBGHT ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	NIL	31,055 1,000 6,734 26,232 14,632 11,428 29,850 10,000 10,000 5,000 19,000 5,000 15,000 16,666 13,901 30,000 15,000 17,064 4,000 12,664 15,000 174,216 10,000 13,333 20,000 27,472	27-JUN-03 04-JUL-03 15-JUL-03 16-JUL-03 29-JUL-03 30-JUL-03 31-JUL-03 31-JUL-03 01-AUG-03 04-AUG-03 07-AUG-03 14-AUG-03 18-AUG-03 28-AUG-03 08-SEP-03 11-SEP-03 26-SEP-03 08-OCT-03 09-OCT-03 09-OCT-03 31-OCT-03 18-DEC-03 16-JAN-04 27-JAN-04 28-JAN-04 30-JAN-04
TD WATERHOUSE NOMINEES (EUROPE) LIMITED BRNHSOLD ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	NIL	31,055 26,232 50,000 50,000	18-AUG-03 21-AUG-03 12-NOV-03 03-FEB-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
TD WATERHOUSE NOMINEES (EUROPE) LIMITED CPMMEMBR ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	NIL	10,000	30-APR-03
			17,500	18-JUN-03
			17,045	20-JUN-03
			80,000	26-JUN-03
			13,053	30-JUN-03
			25,000	01-JUL-03
			250,000	04-JUL-03
			30,923	15-JUL-03
			50,000	15-JUL-03
			80,000	16-JUL-03
			30,000	18-JUL-03
			30,000	23-JUL-03
			17,50?	24-JUL-03
			70,000	25-JUL-03
			40,000	25-JUL-03
			70,000	25-JUL-03
			50,000	29-JUL-03
			5,000	30-JUL-03
			5,000	01-AUG-03
			27,000	04-AUG-03
			30,000	06-AUG-03
			5,000	14-AUG-03
			100,000	19-AUG-03
			9,612	01-SEP-03
			20,000	03-SEP-03
			100,000	13-OCT-03
			19,375	17-OCT-03
			60,000	20-OCT-03
			230,625	20-OCT-03
			60,000	20-OCT-03
			500,000	24-OCT-03
			30,923	07-NOV-03
			36,985	27-NOV-03
			25,000	16-JAN-04
			6,319	21-JAN-04
			50,000	26-JAN-04
			30,000	27-JAN-04
			25,000	28-JAN-04
TD WATERHOUSE NOMINEES (EUROPE) LIMITED GALLBGHT ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	NIL	75,060	22-APR-03
			200,000	30-APR-03
			8,051	13-JUN-03
			50,847	19-JUN-03
			750,000	24-JUN-03
			20,000	26-JUN-03
			71,473	27-JUN-03
			10,000	27-JUN-03
			50,000	30-JUN-03
			150,000	30-JUN-03
			17,574	01-JUL-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			150,000	01-JUL-03
			10,000	02-JUL-03
			16,750	02-JUL-03
			20,000	02-JUL-03
			103,797	03-JUL-03
			8,617	03-JUL-03
			5,000	04-JUL-03
			51,499	04-JUL-03
			9,386	10-JUL-03
			11,924	11-JUL-03
			25,000	28-JUL-03
			214,000	29-JUL-03
			20,000	29-JUL-03
			26,489	30-JUL-03
			10,000	30-JUL-03
			20,000	04-AUG-03
			3,000	05-AUG-03
			28,571	06-AUG-03
			10,000	06-AUG-03
			150,000	12-AUG-03
			100,000	01-SEP-03
			5,960	01-SEP-03
			15,384	05-SEP-03
			25,000	17-SEP-03
			30,000	25-SEP-03
			250,000	27-OCT-03
			13,912	13-NOV-03
			10,000	17-NOV-03
			5,000	08-DEC-03
			40,000	09-DEC-03
			30,000	05-JAN-04
			30,000	12-JAN-04
			6,512	19-JAN-04
			30,000	21-JAN-04
			25,000	21-JAN-04
			3,000	26-JAN-04
			40,000	27-JAN-04
			53,849	27-JAN-04
			10,000	27-JAN-04
			150,000	27-JAN-04
			5,000	27-JAN-04
			28,000	28-JAN-04
			50,000	28-JAN-04
			25,000	28-JAN-04
			13,698	05-FEB-04
			200,000	06-FEB-04
			10,000	10-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   504

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
TD WATERHOUSE NOMINEES (EUROPE) LIMITED GALLSOLD ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	NIL	10,000	09-APR-03
			100,000	??-JUN-03
			8,000	04-JUL-03
			103,797	18-JUL-03
			20,000	01-AUG-03
			10,000	05-SEP-03
			26,489	09-SEP-03
			2,500	19-NOV-03
			10,000	02-DEC-03
			150,000	27-JAN-04
TD WATERHOUSE NOMINEES (EUROPE) LIMITED SMKTNOMS ACCT 201 DEANSGATE MANCHESTER M3 3NW	DEF SHS 4.9	NIL	1,019,939	01-APR-03
TD WATERHOUSE NOMINEES (EUROPE) LIMITED SMKTNOMS ACCT 201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	7,295,530	652	13-FEB-03
			3,244	04-MAR-03
			1,000	06-MAR-03
			3,500	13-MAR-03
			440	17-MAR-03
			10,153	31-MAR-03
			2,500	01-APR-03
			25,000	03-APR-03
			6,000	04-APR-03
			1,796	28-APR-03
			535	28-APR-03
			240	21-MAY-03
			420	21-MAY-03
			92,000	30-MAY-03
			70,000	02-JUN-03
			3,500	03-JUN-03
			800	05-JUN-03
			1,000	05-JUN-03
			9,000	17-JUN-03
			36,547	18-JUN-03
			100,000	18-JUN-03
			38,923	18-JUN-03
			11,337	19-JUN-03
			34,495	19-JUN-03
			36,547	19-JUN-03
			40,000	19-JUN-03
			20,000	20-JUN-03
			20,000	20-JUN-03
			25,000	20-JUN-03
			26,643	20-JUN-03
			30,000	20-JUN-03
			44,000	20-JUN-03
			50,000	20-JUN-03
			70,000	20-JUN-03
			50,000	23-JUN-03
			50,000	23-JUN-03
			30,000	23-JUN-03
			25,000	23-JUN-03
			25,000	23-JUN-03

MICHAEL JOSEPH
MR NARINDER UB
JAHUR UDDIN ES
MOHAMMED ISMAE
MR AUGUSTUS RO
MR AUGUSTUS RU
MR ASHOK KUMAR
UNION PENSION
UNION PENSION
MR ANDREW PAUL
MRS GILLIAN VA
EXOR OF TERENC
+ MRS GILLIAN

Annual Return

REGEN THERAPEUTICS PLC

Page   505

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			30,000	23-JUN-03
			100,000	23-JUN-03
			40,007	23-JUN-03
			20,000	23-JUN-03
			25,000	23-JUN-03
			149,735	24-JUN-03
			61,600	24-JUN-03
			10,000	25-JUN-03
			25,000	25-JUN-03
			33,179	26-JUN-03
			20,000	26-JUN-03
			15,000	26-JUN-03
			25,000	26-JUN-03
			2,000	26-JUN-03
			10,000	26-JUN-03
			36,000	26-JUN-03
			80,000	26-JUN-03
			40,000	26-JUN-03
			30,000	26-JUN-03
			31,500	26-JUN-03
			49,170	27-JUN-03
			50,001	27-JUN-03
			50,000	27-JUN-03
			10,000	27-JUN-03
			50,000	27-JUN-03
			50,000	27-JUN-03
			50,000	27-JUN-03
			100,000	27-JUN-03
			100,000	27-JUN-03
			35,000	27-JUN-03
			50,000	27-JUN-03
			15,000	27-JUN-03
			85,000	27-JUN-03
			80,000	27-JUN-03
			8,800	27-JUN-03
			100,000	27-JUN-03
			24,999	27-JUN-03
			131,675	27-JUN-03
			65,000	30-JUN-03
			34,838	30-JUN-03
			20,000	30-JUN-03
			40,000	30-JUN-03
			76,631	30-JUN-03
			50,000	30-JUN-03
			26,086	01-JUL-03
			50,000	01-JUL-03
			50,000	01-JUL-03
			20,000	01-JUL-03
			150,000	01-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   506

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			15,000	01-JUL-03
			27,086	01-JUL-03
			20,000	01-JUL-03
			35,000	02-JUL-03
			50,000	02-JUL-03
			20,000	02-JUL-03
			20,000	02-JUL-03
			50,000	02-JUL-03
			40,000	02-JUL-03
			51,672	02-JUL-03
			30,000	02-JUL-03
			50,000	02-JUL-03
			15,048	02-JUL-03
			50,000	02-JUL-03
			25,000	02-JUL-03
			50,000	03-JUL-03
			59,000	03-JUL-03
			100,000	03-JUL-03
			21,699	04-JUL-03
			55,000	04-JUL-03
			7,970	07-JUL-03
			40,000	07-JUL-03
			20,000	08-JUL-03
			50,000	08-JUL-03
			250,000	09-JUL-03
			36,000	09-JUL-03
			250,000	09-JUL-03
			300,000	09-JUL-03
			70,000	09-JUL-03
			42,077	10-JUL-03
			100,000	10-JUL-03
			25,000	10-JUL-03
			20,000	10-JUL-03
			100,000	10-JUL-03
			10,000	11-JUL-03
			100,000	11-JUL-03
			50,000	11-JUL-03
			80,000	11-JUL-03
			22,481	11-JUL-03
			60,000	11-JUL-03
			50,000	11-JUL-03
			50,000	11-JUL-03
			50,000	14-JUL-03
			80,000	15-JUL-03
			144,298	16-JUL-03
			25,000	16-JUL-03
			50,000	16-JUL-03
			50,000	16-JUL-03
			25,000	16-JUL-03
			100,000	16-JUL-03

MR QUENTIN

MR JOHN BAR

MS JANET LI

MR SIDNEY W

MR MOHAMMED

MR GORDON R

MR BRIAN WA

MRS ELIZABE

MR JULIAN M

PETER GUY W

ROBERT JAME

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Page   507

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			30,000	16-JUL-03
			100,000	16-JUL-03
			30,000	1? -03
			35,750	16-JUL-03
			100,000	17-JUL-03
			100,000	17-JUL-03
			35,000	17-JUL-03
			30,000	18-JUL-03
			100,000	18-JUL-03
			30,402	18-JUL-03
			50,000	21-JUL-03
			100,000	21-JUL-03
			27,610	21-JUL-03
			50,000	22-JUL-03
			7,878	23-JUL-03
			30,000	23-JUL-03
			257,634	24-JUL-03
			60,000	24-JUL-03
			146,174	24-JUL-03
			100,000	24-JUL-03
			70,000	25-JUL-03
			100,685	25-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			20,000	25-JUL-03
			35,750	25-JUL-03
			50,000	25-JUL-03
			50,000	25-JUL-03
			20,000	25-JUL-03
			20,000	28-JUL-03
			50,000	28-JUL-03
			200,000	28-JUL-03
			25,000	29-JUL-03
			20,000	29-JUL-03
			17,000	29-JUL-03
			15,000	29-JUL-03
			10,000	29-JUL-03
			100,000	29-JUL-03
			46,175	29-JUL-03
			30,000	29-JUL-03
			10,000	29-JUL-03
			7,493	30-JUL-03
			75,000	30-JUL-03
			75,000	30-JUL-03
			50,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   508

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			500,001	30-JUL-03
			226,297	30-JUL-03
			100,000	31-JUL-03
			50,000	01-AUG-03
			100,000	01-AUG-03
			5,000	04-AUG-03
			62,893	06-AUG-03
			100,000	06-AUG-03
			20,000	06-AUG-03
			60,000	07-AUG-03
			50,000	07-AUG-03
			480,499	08-AUG-03
			15,000	08-AUG-03
			200,000	08-AUG-03
			200	12-AUG-03
			100,000	13-AUG-03
			250,000	13-AUG-03
			50,000	14-AUG-03
			50,000	15-AUG-03
			100,000	18-AUG-03
			250,000	19-AUG-03
			100,000	20-AUG-03
			100,000	20-AUG-03
			50,000	26-AUG-03
			250,000	26-AUG-03
			25,000	26-AUG-03
			1,450	26-AUG-03
			100,000	27-AUG-03
			100,000	28-AUG-03
			25,000	28-AUG-03
			20,000	29-AUG-03
			63,935	29-AUG-03
			100,000	29-AUG-03
			250,000	01-SEP-03
			60,006	01-SEP-03
			60,000	02-SEP-03
			99,207	03-SEP-03
			1,000	03-SEP-03
			40,000	04-SEP-03
			32,653	04-SEP-03
			67,132	05-SEP-03
			40,000	08-SEP-03
			125,000	09-SEP-03
			17,963	11-SEP-03
			3,300	11-SEP-03
			250,000	16-SEP-03
			30,000	17-SEP-03
			12,322	18-SEP-03
			60,000	19-SEP-03
			90	19-SEP-03
			75,000	22-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			250,000	22-SEP-03
			150,000	23-SEP-03
			40,000	2C-SEP-03
			33,390	30-SEP-03
			100,000	30-SEP-03
			50,000	01-OCT-03
			32,000	01-OCT-03
			75,000	01-OCT-03
			25,000	02-OCT-03
			2,000	02-OCT-03
			666	03-OCT-03
			25,000	03-OCT-03
			35,000	07-OCT-03
			15,000	08-OCT-03
			100,000	08-OCT-03
			200,000	09-OCT-03
			50,000	10-OCT-03
			100,000	10-OCT-03
			100,000	13-OCT-03
			18,000	13-OCT-03
			100,000	13-OCT-03
			100,000	13-OCT-03
			50,000	17-OCT-03
			10,000	17-OCT-03
			100,000	17-OCT-03
			100,000	21-OCT-03
			50,000	21-OCT-03
			100,000	22-OCT-03
			20,000	22-OCT-03
			40,000	22-OCT-03
			200,000	23-OCT-03
			30,000	23-OCT-03
			10,000	23-OCT-03
			13,874	27-OCT-03
			10,000	03-NOV-03
			10,000	04-NOV-03
			300	13-NOV-03
			192,156	13-NOV-03
			100,000	18-NOV-03
			65,900	18-NOV-03
			50,000	18-NOV-03
			27,133	19-NOV-03
			10,000	19-NOV-03
			38,227	19-NOV-03
			50,000	20-NOV-03
			100,000	26-NOV-03
			15,000	28-NOV-03
			500	01-DEC-03
			2,300	05-DEC-03
			50,000	05-DEC-03
			113,089	08-DEC-03
			30,000	08-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 510

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			90,000	09-DEC-03
			62,798	15-DEC-03
			150,000	17-DEC-03
			61,358	18-DEC-03
			137,656	19-DEC-03
			26,000	22-DEC-03
			50,000	30-DEC-03
			20,000	30-DEC-03
			42,000	08-JAN-04
			1,000	09-JAN-04
			21,334	12-JAN-04
			8,533	14-JAN-04
			150,000	16-JAN-04
			73,000	16-JAN-04
			18,653	19-JAN-04
			100,000	19-JAN-04
			30,886	19-JAN-04
			20,000	19-JAN-04
			100,000	20-JAN-04
			76,182	21-JAN-04
			5,518	23-JAN-04
			1,500	23-JAN-04
			30,000	23-JAN-04
			100,000	23-JAN-04
			50,000	28-JAN-04
			34,913	28-JAN-04
			50,000	28-JAN-04
			20,000	28-JAN-04
			12,949	28-JAN-04
			12,484	29-JAN-04
			63,811	30-JAN-04
			1,000	30-JAN-04
			180,000	02-FEB-04
			100,000	02-FEB-04
			1,600	09-FEB-04
			149,315	11-FEB-04
			10,965	11-FEB-04
TD WATERHOUSE NOMINEES (EUROPE) LIMITED TOWNSIPF ACCT	201 DEANSGATE MANCHESTER M3 3TD	ORD 0.1P	30,000		
TEAWOOD NOMINEES LIMITED 18307 ACCT	BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	DEF SHS 4.9	NIL	5,000	01-APR-0?
TEAWOOD NOMINEES LIMITED 18307 ACCT	BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	5,000	20-?

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   511

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
TEAWOOD NOMINEES LIMITED 20859 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	DEF SHS 4.9	NIL	20,000	01-APR-03
TEAWOOD NOMINEES LIMITED 20859 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	20,000		
TEAWOOD NOMINEES LIMITED 23788 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	15,000	22-OCT-03
TEAWOOD NOMINEES LIMITED 25063 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	DEF SHS 4.9	NIL	30,000	01-APR-03
TEAWOOD NOMINEES LIMITED 25063 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	30,000	09-DEC-03
TEAWOOD NOMINEES LIMITED 38481 ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	500,000 200,000	18-JUN-03 18-JUN-03
TEAWOOD NOMINEES LIMITED SDAGY ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	20,000 15,000 40,000 9,000 60,000	28-MAR-03 04-JUN-03 08-SEP-03 23-SEP-03 10-FEB-04
TEAWOOD NOMINEES LIMITED AGECROSS ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	85,000	24-DEC-03
TEAWOOD NOMINEES LIMITED BULKDEAL ACCT BEAUFORT HOUSE 15 ST BOTOLPH STREET LONDON EC3A 7QR	ORD 0.1P	NIL	85,000	24-DEC-03
MIKE FULLER ESQ NIGH TIMBER EFFINGHAM ROAD COPTHORNE WEST SUSSEX RH10 3HY	ORD 0.1P	17,045		
REVEREND DOUGLAS ALAN TEMPLETON THE MANSE TENANDRY BY PITLOCHERY PERTHSHIRE SCOTLAND PH16 5LH	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004.

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR SYLVESTER HAYLES TENNYSON 15 LINDRIDGE ROAD ERDINGTON BIRMINGHAM B23 7HU	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS AVRIL ANN TERRY 101 UPPER EASTERN GREEN LANE EASTERN GREEN COVENTRY CV5 7DJ	ORD 0.1P	NIL	10,000	30-JUL-03
MRS MOIRA TERRY 31 APPLEGARTH ROAD LONDON W14 0HY	ORD 0.1P DEF SHS 4.9	2,380 NIL	2,380	01-APR-03
MRS PATRICIA MARY TERRY THATCHOVER LODGE WINCHESTER ROAD SHEDFIELD HANTS S032 2HS	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR RUPERT JAMES TERRY 4 HOLLY HILL LONDON NW3 6SE	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS SARAH ELIZABETH TERRY 40 DORRIDGE ROAD SOLIHULL WEST MIDLANDS B93 8BT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR DAVID KENNETH TEVENDALE NEWTON HOUSE NEWTON OF FALKLAND CUPAR FIFE KY15 7RZ	ORD 0.1P	NIL	8,487	16-DEC-03
MRS VARSHA THAKRAR 19 ALLIED CLOSE STADIUM ESTATE COVENTRY CV6 6GN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ALEX THIRD ESQ 31 BROADFOLD DRIVE BRIDGE OF DON ABERDEEN AB23 8PJ	ORD 0.1P	9,996		
MR ALAN JOHN THOMAS 8 MIXEN CLOSE NEWTON SWANSEA SA3 4US	ORD 0.1P DEF SHS 4.9	23,000 NIL	23,000	01-APR-03
MRS ANN MARIE THOMAS 7 GADLAS ROAD LLYSFAEN COLWYN 9AY CLWYD LL29 8TD	ORD 0.1P DEF SHS 4.9	308 NIL	308	01-APR-03
MR ANTHONY THOMAS 63 OLLTON ROAD STONE ST15 8DX	ORD 0.1P	NIL	3,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DR CEDRIC THOMAS CBE + MRS MARGARET THOMAS PARKFIELDS TITTENSOR ROAD TITTENSOR STOKE ON TRENT ST12 9HQ	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR DAVID JOHN THOMAS 2 POOLSIDE ROAD RUNCORN CHESHIRE WA7 5QQ	ORD 0.1P	50,000		
MR EDMUND BARRY THOMAS LLANERCH BRITHDIR LLANFYLLIN POWYS SY11 2SX	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MISS GAYNOR THOMAS 38 LAYARD SQUARE LONDON SE16 2JE	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
THOMAS GRANT AND COMPANY NOMINEES LIMITED PRINCIP ACCT 40A FRIAR LANE LEICESTER LE1 5RA	ORD 0.1P	NIL	50,000	28-AUG-03
MR JOHN KELVIN THOMAS 29 TYNYBONAU ROAD PONTARDULAIS SWANSEA SA4 1RY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN MELVYN THOMAS 73 THE RIDGEWAY KINGSBURY LONDON NW9 0UH	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MEIRION THOMAS ESQ SYCHNANT 31 SARON ROAD BYNEA LLANELLI CARMARTHENSHIRE SA14 9LY	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS PATRICIA THOMAS SYCAMORES TREATOR PADSTOW CORNWALL PL28 8RU	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR RICHARD THOMAS 48 MAIN STREET COSGROVE MILTON KEYNES MK19 7JL	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR ROY THOMAS GREYSTONES 57 MIN AWEL FLINT CLWYD CH6 5TG	ORD 0.1P DEF SHS 4.9	2,890 NIL	2,890	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR GARETH NICHOLAS AUSTIN THOMPSON, 4 WOODSIDE CLOSE, NORTHORPE, BOURNE, LINCOLNSHIRE PE10 0HW	ORD 0.1P / DEF SHS 4.9	9,168 / NIL	9,168	01-APR-03
MR GEORGE THOMPSON, 112C HIGHBURY HILL, LONDON N5 1AT	ORD 0.1P / DEF SHS 4.9	10,320 / NIL	10,320	01-APR-03
MRS MARY PENELOPE THOMPSON, STOCKS LANE FARM, STEVENTON, ABINGDON, OXON OX13 6SS	ORD 0.1P / DEF SHS 4.9	9,534 / NIL	9,534	01-APR-03
MISS MAVIS THOMPSON, 12 MACKINTOSH COURT, GILESGATE, DURHAM DH1 1PY	ORD 0.1P / DEF SHS 4.9	3,390 / NIL	3,390	01-APR-03
MR PHILIP GEORGE THOMPSON, 465 REVIDGE ROAD, BLACKBURN, LANCASHIRE BB1 8DH	ORD 0.1P	50,000		
MRS SARAH MARGARET THOMPSON, 4 WOODSIDE CLOSE, NORTHORPE, BOURNE, LINCOLNSHIRE PE10 0HW	ORD 0.1P / DEF SHS 4.9	9,169 / NIL	9,169	01-APR-03
MR MICHAEL CHARLES THOMS, HOUSE 8, 37 SEVERN ROAD, THE PEAK, HONG KONG	ORD 0.1P / DEF SHS 4.9	30,000 / NIL	30,000	01-APR-03
DAVID CLARK THOMSON ESQ, 20 DOWLING AVENUE, WHITLEY BAY, TYNE AND WEAR NE25 8RR	ORD 0.1P / DEF SHS 4.9	NIL	35,000	13-OCT-03
MR JOHN ALAN THORNBER, CHURCH GROVE HOUSE, RIBBY ROAD, WREA GREEN, PRESTON, LANCASHIRE PR4 2NB	ORD 0.1P / DEF SHS 4.9	3,500 / NIL	3,500	01-APR-03
MRS HANNAH JANE THORNE, 24 OLD ROAD, LLANELLI SA15 3HP	ORD 0.1P	16,666		
ROY STANLEY THORNE ESQ, 5 VALE EDGE, RADCLIFFE, MANCHESTER M26 4FQ	ORD 0.1P / DEF SHS 4.9	2,000 / NIL	2,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DAVID THRASHER ESQ 17 ETLOE ROAD WESTBURY PARK BRISTOL BS6 7NZ	DEF SHS 4.9	NIL	1,000	01-APR-03
DAVID THRASHER ESQ 32 DEVONSHIRE ROAD WESTBURY PARK BRISTOL BS6 7NJ	ORD 0.1P	1,000		
MR JOHN CHARLES THURLOW GRIGSBY FARM BURNT HOUSE LANE SMARDEN KENT TN27 8QQ	ORD 0.1P	300,000		
GARY JOHN THURSTON ESQ 41 CAMPERDOWN TERRACE EXMOUTH DEVON EX8 1EQ	ORD 0.1P	NIL	50,000	05-FEB-04
MR MICHAEL JOHN TIDD PRES DES PILIERS RUE DE LA REE ST SAVIOURS GUERNSEY GY7 9PW	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR RAYMOND CHARLES TILBROOK WHITE HALL LITTLE WILBRAHAM CAMBRIDGE CB1 5JY	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
THOMAS FLETCHER TINTO ESQ 43 BEKESBOURNE LANE LITTLEBOURNE CANTERBURY KENT CT3 1UY	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
TOBACCO ROAD GENERAL STORE LTD 33 PASTURE ROAD EMBSAY SKIPTON NORTH YORKSHIRE BD23 6RQ	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR VICTOR TOBI 24 NEWARK WAY LONDON NW4 4JL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR KENNETH TODD 226 SOUTH VIEW ROAD SHEFFIELD S7 1DF	ORD 0.1P	100,000		
MR MARK JAMES TOFTS 31 OVERTON CRESCENT EAST CALDER LIVINGSTON WEST LOTHIAN EH53 0RS	ORD 0.1P DEF SHS 4.9	NIL NIL	300 300	21-OCT-03 01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ALAN CLAUD TOLHURST MANOR FARM FIRBECK WORKSOP NOTTINGHAMSHIRE S81 8JY	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR SIMON JAMES TOLLIDAY THE WILLOWS 2 BROADS GREEN GREAT WALTHAM CHELMSFORD CM3 1DR	ORD 0.1P	500		
MR DAVID TOMKINSON 3 YORK CRESCENT WILMSLOW CHESHIRE SK9 2BB	ORD 0.1P DEF SHS 4.9	20,000 NIL	30,000	01-APR-03
MR DAVID TOMKINSON 3 YORK CRESCENT WILMSLOW PARK WILMSLOW CHESHIRE SK9 2BB	ORD 0.1P	10,000		
MR JOSEPH TONER 5 CROPLEY CLOSE BURY ST EDMUNDS SUFFOLK IP32 7EU	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
LOUIS STEFANO TONETTI ESQ + MRS JOAN ANNE TONETTI BENAMARA DOS HERMANAS ESTEPONA MALAGA 29680 SPAIN	DEF SHS 4.9	NIL	50,000	01-APR-03
LOUIS STEFANO TONETTI ESQ + MRS JOAN ANNE TONETTI BENAMARA DOS HERMANAS ESTEPONA MALAGA 29680 SPAIN	ORD 0.1P	NIL	100,000 100,000 50,000	20-JUN-03 20-JUN-03 20-OCT-03
MR IAN TOPLISS 11 OLDCOTES CLOSE SHEFFIELD SOUTH YORKSHIRE S25 2UR	ORD 0.1P DEF SHS 4.9	450 NIL	450	01-APR-03
MISS CAROL ANN TOPPING 17 GLENNOR CRESCENT CARRYDUFF BELFAST COUNTY ANTRIM BT8 8HW	ORD 0.1P DEF SHS 4.9	1,530 NIL	1,500	01-APR-03
MICHAEL FRANCIS TORPEY ESQ 36 NEW ROAD WOOD GREEN LONDON N22 5ET	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
BARRY TOWNEND ESQ	FLAT 5 LA MONDINE EUREKA AVENUE ST CLEMENT JERSEY CHANNEL ISLANDS JE2 6PA	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR PETER CHARLES TOWNSEND	5 WHITE HART CLOSE BUNTINGFORD HERTFORDSHIRE SG9 9DG	ORD 0.1P	NIL	200,000	01-AUG-03
MR STUART JAMES TOWNSON	LANGDALE 168 COASTAL ROAD BOLTON LE SANDS CARNFORTH LA5 8JW	ORD 0.1P	4,000		
MR MARK TRAINOR	54 GEFFERS RISE ASCOT BERKSHIRE SL5 7JZ	ORD 0.1P	100,000		
TRANSACT NOMINEES LIMITED	DOMAIN HOUSE 5-7 SINGER STREET LONDON EC2A 4BQ	DEF SHS 4.9	NIL	25,000	01-APR-03
TRANSACT NOMINEES LIMITED	DOMAIN HOUSE 5-7 SINGER STREET LONDON EC2A 4BQ	ORD 0.1P	125,000		
MR KERITH LLOYD KINSEY TRICK + MRS NINA VERA TRICK	23 GOLDEN DOG LANE NORWICH NR3 1BP	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR SIMON JOHN TRIGGS	2, HALL PLACE COTTAGES CHURCH HILL HARBLEDOWN CANTERBURY KENT CT2 9AF	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
HUNG TRINH ESQ	28 KOOVER DRIVE BASILDON ESSEX SS15 6LF	ORD 0.1P DEF SHS 4.9	731 NIL	731	01-APR-03
MR RICHARD DAVID TRYE	40 OLD FORGE ROAD FENNY DRAYTON NUNEATON WARKS CV13 6BD	ORD 0.1P DEF SHS 4.9	6,965 NIL	6,965	01-APR-03
MR BRYAN JOHN TUCKER	FOXMEAD 65 WOODLANDS PARK LEIGH ON SEA ESSEX SS9 3TP	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   518

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR BRYAN JOHN TUCKER	FOXMEAD 65 WOODLANDS PARK LEIGH ON SEA ESSEX SS9 3TP	ORD 0.1P	5,000		
MR KEITH DERRICK TUCKER	9 KINGSDOWN CLOSE BRIDGWATER SOMERSET TA6 4XT	ORD 0.1P	10,525		
MR PAUL RICHARD TUCKER + MRS LOUISE MARIE TUCKER	8 ORCHID VALE KINGSTEIGNTON NEWTON ABBOT DEVON TQ12 3YS	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
CAPT STEVEN BRIAN TUDOR	TREBANT DARLOE LANE LOOE CORNWALL PL13 2BG	ORD 0.1P	32,132		
TULAROSA INVESTMENTS LTD	P O BOX 239 SUITES 2/3 GIBRALTAR HEIGHTS 215 MAIN STREET GIBRALTAR	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
TULLETT LIBERTY (EQUITIES) LIMITED EQUITIES ACCT	CABLE HOUSE 54-62 NEW BROAD STREET LONDON EC2M 1SJ	ORD 0.1P	NIL	100,000	20-JAN-04
MR CHRISTOPHER JOHN TURNBULL	32A YOUELL AVENUE GORLESTON NORFOLK NR31 6HT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID PAUL TURNER	15 BONNINGTON CRESCENT STAFFORD STAFFS ST16 1AY	ORD 0.1P DEF SHS 4.9	527 NIL	527	01-APR-03
MR GRAHAM TURNER	24 ROTHERWICK AVENUE CHORLEY LANCASHIRE PR7 2PY	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MISS JANET TURNER	19 MANOR AVENUE RAINHILL PRESCOT MERSEYSIDE L35 0QP	ORD 0.1P DEF SHS 4.9	1,616 NIL	1,616	01-APR-03
MR ANTONY TUTT	38 KINGFISHER CLOSE SEVINGTON ASHFORD KENT TN24 0TW	ORD 0.1P	25,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MICHAEL JOSEPH TYMA ESQ	79 MESSINGHAM ROAD SCUNTHORPE SOUTH HUMBERSIDE DN17 2LN	ORD 0.1P	NIL	20,000	05-JAN-04
MR NARINDER UBHA	17 EGERTON GARDENS ILFORD ESSEX IG3 9HP	ORD 0.1P	20,000		
JAHUR UDDIN ESQ	4 HAREFIELD AVENUE ROCHDALE LANCASHIRE OL11 1JU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MOHAMMED ISMAEL UDDIN ESQ	31 VICTORIA ROAD KEIGHLEY WEST YORKSHIRE BD21 1HD	ORD 0.1P	10,125		
MR AUGUSTUS ROBERT PATRICK ANTHONY ULLSTEIN	39 ESSEX STREET LONDON WC2R 3AT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR AUGUSTUS RUPERT PATRICK ANTHONY ULLSTEIN	39 ESSEX STREET LONDON WC2R 3AT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ASHOK KUMAR UMMAT	FORTE (UK) LTD P O BOX 12106 DUBAI UAE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
UNION PENSION TRUSTEES LTD 30112 ACCT	QUEEN SQUARE HOUSE 18-21 QUEEN SQUARE BRISTOL BS1 4NH	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
UNION PENSION TRUSTEES LTD 31051 ACCT	QUEEN SQUARE HOUSE 18-21 QUEEN SQUARE BRISTOL BS1 4NH	ORD 0.1P DEF SHS 4.9	22,000 NIL	22,000	01-APR-03
MR ANDREW PAUL UNSWORTH	7 HOLMEFIELD CLOSE CLEVELEYS LANCS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS GILLIAN VALE	57 MAYFIELD AVENUE GROVE WANTAGE OXON OX12 7ND	ORD 0.1P	5,000		
EXOR OF TERENCE DENNIS VALE DECEASED + MRS GILLIAN VALE	57 MAYFIELD AVENUE GROVE WANTAGE OXON OX12 7ND	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	02-DEC-03 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   520

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
HARRY VALENTINE ESQ	ORD 0.1P	10,000		
187 HIGH STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
NORTHCHURCH				
HERTFORDSHIRE HP4 3SH				
MR PHI VAN	ORD 0.1P	3,500		
29 PROSPER STREET	DEF SHS 4.9	NIL	3,500	01-APR-03
HUNSLET				
LEEDS LS10 2AE				
MR PREMJI VALJI VARSANI	ORD 0.1P	3,500		
15 AXHOLME AVENUE	DEF SHS 4.9	NIL	3,500	01-APR-03
EDGWARE				
MIDDLESEX HA8 5BE				
DR KALIYILIL LUKE VERGHESE	ORD 0.1P	30,000	60,000	20-OCT-03
+ MRS ZEENA VERGHESE				
19 OLD MANSION CLOSE				
EASTBOURNE BN20 9DP				
MR MOHINDER VERMA	ORD 0.1P	200,000		
37 COEDFAN				
SKETTY				
SWANSEA SA2 8NS				
MRS DOROTHY VERSTEEGH	ORD 0.1P	20,000		
10 RAVENSFIELD GARDENS				
EPSOM				
SURREY KT19 0SR				
SEAN VESEY ESQ	ORD 0.1P	NIL	8,000	21-AUG-03
54 WESTBOURNE ROAD				
BIRKDALE				
SOUTHPORT PR8 2JB				
MRS ANNE VESSEY	ORD 0.1P	NIL	5,000	10-JUL-03
26 ROOKLANDS	DEF SHS 4.9	NIL	5,000	01-APR-03
SCOTTER				
GAINSBOROUGH				
LINCOLNSHIRE DN21 3TT				
MR WALTER CHARLES VICK	ORD 0.1P	12,000		
24 SQUIRES WALK	DEF SHS 4.9	NIL	2,000	01-APR-03
SPINNEY HILL				
NORTHAMPTON NN3 6AL				
MR JOHN HENRY VICKERS	ORD 0.1P	13,500		
27 AMBIEN ROAD				
ATHERSTONE				
WARWICKS CV9 2AT				
VIDACOS NOMINEES LIMITED	DEF SHS 4.9	NIL	400,000	01-APR-03
336 STRAND				
LONDON WC2R 1HB				
VIDACOS NOMINEES LIMITED	ORD 0.1P	NIL	250,000	15-SEP-03
25 MOLESWORTH STREET			150,000	01-OCT-03
LEWISHAM				
LONDON SE13 EX				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 571

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
VIDACOS NOMINEES LIMITED FGN ACCT	336 STRAND LONDON WC2R 1HB	DEF SHS 4.9	NIL	100	01-APR-03
VIDACOS NOMINEES LIMITED FGN ACCT	25 MOLESWORTH STREET LEWISHAM LONDON SE13 7EX	ORD 0.1P	100		
VIDACOS NOMINEES LIMITED JYS ACCT	336 STRAND LONDON WC2R 1HB	DEF SHS 4.9	NIL	35,000	01-APR-03
VIDACOS NOMINEES LIMITED JYS ACCT	25 MOLESWORTH STREET LEWISHAM LONDON SE13 7EX	ORD 0.1P	135,000		
VIDACOS NOMINEES LIMITED COM23 ACCT	25 MOLESWORTH STREET LEWISHAM LONDON SE13 7EX	ORD 0.1P	130,000		
VIDACOS NOMINEES LIMITED B1M1GCS ACCT	25 MOLESWORTH STREET LEWISHAM LONDON SE13 7EX	ORD 0.1P	30,000		
MR CLIVE HENRY VINCENT	118 PEVERELL PARK ROAD PEVERELL PLYMOUTH PL3 4NE	ORD 0.1P	NIL	15,297	30-JUL-03
BRIAN EDWARD VINEY ESQ + MRS ANNE LESLEY VINEY	1 WESTCLIFF GARDENS SCUNTHORPE NORTH LINCOLNSHIRE DN17 1DT	ORD 0.1P DEF SHS 4.9	1,574 NIL	1,574	01-APR-03
MRS HARPAL KAUR VIRDEE	85 WOODLANDS ROAD MOSELEY BIRMINGHAM WEST MIDLANDS B11 4CJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
AJIT SINGH VIRDI ESQ	2 BRAEFELL CLOSE WEST BRIDGFORD NOTTINGHAM NG2 6SS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS GILLIAN DORETHY VIVIAN	2 OSBORNE GARDENS POTTERS BAR HERTFORDSHIRE EN6 1RS	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MAURICE VIVIAN ESQ	17 MAGNA ROAD BEARS CROSS BOURNEMOUTH BH11 9LZ	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR QUENTIN ROBERT VOHMANN	FOLIE COTTAGE LA FOLIE LANE VALE GUERNSEY CHANNEL ISLANDS GY3 5SE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN BARCLAY WADDELL	21 FALKLAND PLACE STENHOUSEMUIR CENTRAL FK5 4LR	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MS JANET LINDSAY WAGSTAFF	26 MERRY HILL MOUNT BUSHEY HERTS WD2 1DJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR SIDNEY WAGSTAFF	23 WOOLDALE DRIVE FILEY NORTH YORKSHIRE YO14 9ER	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR MOHAMMED WAHEED	17 THE FAIRWAYS WHITEFIELD MANCHESTER M45 7BN	ORD 0.1P	40,000		
MR GORDON RALPH WAINE	191 MELTON ROAD EDWALTON NOTTINGHAM NOTTINGHAMSHIRE NG12 4BU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR BRIAN WAKEFIELD	24 HENLEY DEANE NORTHFLEET GRAVESEND KENT DA11 8SX	ORD 0.1P	40,000		
MRS ELIZABETH ANNE WAKEFIELD	11 YORK ROAD UPAVON PEWSEY WILTS SN9 6BQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JULIAN MARK WAKEFIELD	BEECHWOOD FARM PAY STREET HAWKINGE FOLKESTONE KENT CT18 7DZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
PETER GUY WAKEFORD ESQ	BADDY FIELDS DAVENTRY NORTHAMPTONSHIRE NN11 3DD	ORD 0.1P DEF SHS 4.9	13,170 NIL	13,170	01-APR-03
ROBERT JAMES WAKEFORD ESQ	THE HATCH STAVERTON DAVENTRY NORTHAMPTONSHIRE NN11 6JH	ORD 0.1P DEF SHS 4.9	27,857 NIL	27,857	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR FREDERICK HENRY WALDRON + MRS PHYLLIS DOREEN WALDRON 33 SOUTH ROAD BECCLES SUFJLK NR34 9NZ	ORD 0.1P	500		
MALCOLM CHARLES WALE ESQ 53 STRETTON ROAD NUNEATON WARWICKS CV10 7ER	ORD 0.1P	15,000		
MR CHARLES CHRISTOPHER WALKER ROSEMARY COTTAGE ROSERS CROSS WALDRON EAST SUSSEX TN21 0QN	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR FRANK WALKER + MRS MARGERY WALKER 10 BAPTON CLOSE EXMOUTH DEVON EX8 3LG	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MARK HENRY DORNTON WALKER ESQ 3 TYLE MILL COTTAGES SULHAMPSTEAD BERKSHIRE RG7 4BT	ORD 0.1P DEF SHS 4.9	3,400 NIL	3,400	01-APR-03
MR MATTHEW JAMES ELPHINSTONE-WALKER 64 DANEBOWER ROAD TRENTHAM STOKE-ON-TRENT STAFFORDSHIRE ST4 8TJ	ORD 0.1P DEF SHS 4.9	1,100 NIL	1,100	01-APR-03
MRS OLIVE ELIZABETH WALKER 7 BURR HILL CHASE SOUTHEND-ON-SEA ESSEX SS2 6PE	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR PETER DAVID WALKER 17 THE PARKS CHESTER LE STREET COUNTY DURHAM DH3 3QX	ORD 0.1P DEF SHS 4.9	16,500 NIL	16,500	01-APR-03
RICHARD JOHN WALKER ESQ 12 ARLEY ROAD PANDY WREXHAM LL12 8PQ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
RICHARD JOHN AINLEY-WALKER ESQ 46 BRIARS MOUNT STOCKPORT CHESHIRE SK4 2ZB	ORD 0.1P	280,000		
MR STUART JAMES WALKER 50 MAIN STREET WILLOUGHBY ON THE WOLDS LOUGHBOROUGH LEICESTERSHIRE LE12 6SZ	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   524

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR NICK WALKLIN	HAWKSWOOD HOUSE HAWKS HILL BOURNE END BUCKINGHAMSHIRE SL8 5JH	ORD 0.1P	50,000		
MR JAMES HARDRESS WALLER	KEEP HILL BROMYARD HEREFORDSHIRE HR7 4SX	ORD 0.1P DEF SHS 4.9	NIL NIL	4,000 4,000	23-SEP-03 01-APR-03
GARTH BRIAN WALLOND ESQ + MRS PAULINE DAPHNE WALLOND	6 HOLLY TREE CLOSE KINGSWOOD MAIDSTONE KENT ME17 3QJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ANDREW PETER WALSH	1 NETHERCOTE AVENUE BARNLEY HALL MANCHESTER	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS HELEN WALSH	WEST GALLERY BLENHEIM PALACE WOODSTOCK OXON OX20 1PX	ORD 0.1P	5,960		
+ JACK OWEN ESQ	2 FOX CLOSE FOXBORROW LANE HAILEY WITNEY OXON OX8 5XL				
+ MISS ANNA WHYBREW	GRANGE LEA GRANGE PARK STEEPLE ASTON BICESTER OXON OX6 3SR				
MR WAYNE MICHAEL WALSH	11 DUNHAM CLOSE WESTHOUGHTON BOLTON GREATER MANCHESTER BL5 2RP	ORD 0.1P DEF SHS 4.9	3,287 NIL	3,287	01-APR-03
CHARLES COLIN WALTER ESQ	GUIDE POST LODGE RALPHS LANE FRAMPTON WEST BOSTON LINCS PE20 1QU	ORD 0.1P	NIL	100,000	17-JUN-03
MR DAVID WALTERS + MRS COLEEN MARGARET WALTERS	1 HIGHFIELD ROAD SWANWICK ALFRETON DERBYSHIRE DE55 1BW	ORD 0.1P	2,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS. MAUREEN ANNE WALTON 18 WALSHAM CLOSE STEVENAGE HERTFORDSHIRE SG2 8SS	ORD 0.1P	41,933		
MRS SIU MUI WAN 25 CARSE VIEW GARDENS DUNDEE DD2 1NE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GERALD WARD ST GEORGES LODGE CLIFF PROMENADE BROADSTAIRS KENT CT1 3QY	ORD 0.1P DEF SHS 4.9	28,000 NIL	28,000	01-APR-03
MRS HAZEL WARD ST GEORGES LODGE CLIFF PROMENADE BROADSTAIRS KENT CT10 3QY	ORD 0.1P DEF SHS 4.9	571 NIL	571	01-APR-03
MR JOHN WILLIAM WARD 140 CHEVIOT GARDENS LONDON NW2 1QA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ANDREW DEREK WARING 8 WHEATEARS DRIVE WEST WELLOW ROMSEY HANTS SO51 6RA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR KEITH CHARLES WARING 17 HIGHVIEW PARK CROMER NORFOLK NR27 0HQ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN WARK DOCHROYLE BALBARDIE ROAD BATHGATE WEST LOTHIAN EH48 1AP	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JAMES TERENCE WARNER OAKLAND HOUSE CAM DURSLEY GLOUCESTERSHIRE GL11 5DH	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR JEREMY BAIN WARREN 34 ENFIELD STREET NEWPORT MIDDLESBROUGH CLEVELAND TS1 4EH	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS JOAN WARREN 13 PARKSIDE AVENUE FAILSWORTH MANCHESTER LANCASHIRE M35 0PF	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN WARREN + MRS ELIZABETH WARREN EDEN HALL HAMSTERLEY BISHOP AUCKLAND CO DURHAM DL13 3QG	ORD 0.1P	NIL	350,000	27-JAN-04
MRS PAULINE WARRINGTON 2 GRAFTON ROAD BROADSTAIRS KENT CT10 3DU	ORD 0.1P DEF SHS 4.9	500 Nil	500	01-APR-03
MRS JOAN MARGARET ELIZABETH WARWICK 27 STARLING CLOSE BUCKHURST HILL ESSEX IG9 5TD	ORD 0.1P DEF SHS 4.9	13,571 Nil	13,571	01-APR-03
MR MICHAEL DAVID WASHBOURNE ROSEMARY COTTAGE 2 HIGH STREET HINDON WILTSHIRE SP3 6DJ	ORD 0.1P DEF SHS 4.9	8,000 Nil	8,000	01-APR-03
MR NIGEL SAMUEL WASS 16 NORTH HILL HIGHGATE VILLAGE LONDON N6 4QA	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR ROBERT NEIL WATERS ROSE COTTAGE SWEENEY OSWESTRY SHROPSHIRE SY10 9EY	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	09-MAY-03 01-APR-03
MR PAUL MICHAEL WATKIN 41 WESTHILL GRANGE WESTHILL ABERDEENSHIRE AB32 6QJ	ORD 0.1P	25,000		
DAREN WATKINS ESQ 60 CAMBRIDGE AVENUE GIDEA PARK ROMFORD RM2 6QU	ORD 0.1P DEF SHS 4.9	159,590 NIL	49,800	01-APR-03
MRS DEBORAH WATKINS 60 CAMBRIDGE AVENUE GIDEA PARK ROMFORD ESSEX RM2 6QU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR WILLIAM JOHN WATKINS + MRS MARILYN WATKINS NORLAND CLOTH HALL LANE CEFN COED MERTHYR TYDFIL M GLAM CF48 2NT	ORD 0.1P DEF SHS 4.9	4,950 NIL	4,950	01-APR-03
MRS JOAN WATKINSON MOUNT RULE FARM MOUNT RULE BRADDAN ISLE OF MAN IM4 4HS	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 527

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
ANDREW MARK WATSON ESQ 1 WATERSIDE DRIVE FRODSHAM CHESHIRE WA6 7NF	DEF SHS 4.9	NIL	950	01-APR-03
ANDREW MARK WATSON ESQ 1 WATERSIDE DRIVE FRODSHAM CHESHIRE WA6 7NF	ORD 0.1P	950		
MR COLIN WATSON 27 LONG MICKLE SANDHURST BERKSHIRE GU47 8QN	ORD 0.1P	50,000		
COLIN ROY WATSON ESQ + MRS CHRISTINE WATSON KINGSDOWN KINGS ROAD ST PETER PORT GUERNSEY GY1 1QA	ORD 0.1P DEF SHS 4.9	13,000 NIL	13,000	01-APR-03
MR JOHNATHAN PAUL WATSON 22 THE PARKWAY WILLERBY HULL HU10 6DA	ORD 0.1P DEF SHS 4.9	300 NIL	300	01-APR-03
MICHAEL WATSON ESQ 44 BARKHAM RIDE FINCHAMPSTEAD WOKINGHAM BERKSHIRE RG40 4ET	ORD 0.1P DEF SHS 4.9	34,446 NIL	4,446	01-APR-03
W B NOMINEES LIMITED SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2BJ	DEF SHS 4.9	NIL	2,979,326	01-APR-03
W B NOMINEES LIMITED SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	3,514,896	60,000 100,000 60,000 100,000 150,000 200,000 50,000 100,000 100,000 200,000 100,000 90,000 100,000 150,000 30,000 3,000 35,000 35,000 50,000 90,000 50,000 90,000	18-JUN-03 19-JUN-03 20-JUN-03 26-JUN-03 26-JUN-03 26-JUN-03 26-JUN-03 01-JUL-03 03-JUL-03 17-JUL-03 18-JUL-03 18-JUL-03 25-JUL-03 30-JUL-03 29-AUG-03 02-SEP-03 02-SEP-03 10-SEP-03 13-OCT-03 13-OCT-03 15-JAN-04 23-JAN-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
W B NOMINEES LIMITED BGTCLR ACCT SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	NIL	250,000	30-JUL-03
W B NOMINEES LIMITED CERTBGT ACCT SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	500,000	200,000	10-JUN-03
			50,000	26-JUN-03
			200,000	26-JUN-03
			200,000	26-JUN-03
			100,000	30-JUN-03
			100,000	30-JUL-03
			7,000	01-JUL-03
			58,000	03-JUL-03
			29,000	03-JUL-03
			50,000	03-JUL-03
			100,000	07-JUL-03
			100,000	11-JUL-03
			200,000	15-JUL-03
			10,000	14-AUG-03
			53,968	01-SEP-03
			33,000	26-SEP-03
			8,500	06-OCT-03
			17,500	07-OCT-03
			200,000	22-OCT-03
			100,000	24-OCT-03
			80,000	21-NOV-03
			100,000	27-JAN-04
			10,000	06-FEB-04
W B NOMINEES LIMITED CERTS LD ACCT SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	NIL	3,000	08-APR-03
			90,000	27-JUN-03
			10,000	27-JUN-03
			15,000	01-JUL-03
			50,000	25-JUL-03
			800,000	02-JAN-04
			5,000	08-JAN-04
			100,000	13-JAN-04
			53,968	30-JAN-04
W B NOMINEES LIMITED SOLDCLR ACCT SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	NIL	500,000	20-JUN-03
			500,000	24-JUN-03
			250,000	10-SEP-03
W B NOMINEES LIMITED BULKDEAL ACCT SOPHIA HOUSE 76-80 CITY ROAD LONDON EC1Y 2EQ	ORD 0.1P	NIL	250,000	26-JUN-03
			25,000	03-JUL-03
			75,000	03-JUL-03
			106,000	11-JUL-03
			200,000	11-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ANDREW DAVID WEARING 1 CARR LANE MIDDLETON MORECAMBE LA3 2RL	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS DOROTHY WEATHERSTON 11 NETHERCURRIE ROAD CURRIE MIDLOTHIAN EH14 5JB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ADRIAN RAWDON WEBB LITTLE OAKS ASPEN CLOSE COBHAM SURREY KT11 3AD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR CRAIG GUTTORM WEBB FLAT 5 INVERLENY HOUSE LENY FEUS CALLANDER PERTHSHIRE FK17 8AS	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR EDWARD BRIAN WEBBER 3 ASHLEY COURT PROVIDENCE HILL BURSLEDON SOUTHAMPTON SO31 8AT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS ELIZABETH WEBBER C/O HARRIS & TROTTER 65 NEW CAVENDISH STREET LONDON W1G 7LS	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
MR ROBERT ALEXANDER WEBBERLEY DINGERS HOLLOW FARM WILDBOARCLOUGH MACCLESFIELD CHESHIRE SK11 0BE	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
ADRIAN WILLIAM WEBSTER ESQ 4 WENTWORTH HALL THE RIDGEWAY LONDON NW7 1RJ	ORD 0.1P DEF SHS 4.9	9,523 NIL	9,523	01-APR-03
MR ALBERT EDWARD WEBSTER 112 GREGSON LANE HOGHTON PRESTON LANCS PR5 0LD	ORD 0.1P DEF SHS 4.9	357 NIL	357	01-APR-03
MR EWART GLYN WEBSTER + MRS ANNETTE WEBSTER HAVENREST PATRINGTON HAVEN PARTINGTON EAST YORKSHIRE HU12 0PT	ORD 0.1P DEF S.S 4.9	2,500 NIL	2,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
- - - - - - - -
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual Return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MICHAEL WEBSTER ESQ 29 HIGH ROAD WILLESDEN LONDON NW10 2TE	DEF SHS 4.9	NIL	13,500	01-APR-03
MICHAEL WEBSTER ESQ 29 HIGH ROAD WILLESDEN LONDON NW10 2TE	ORD 0.1P	16,000	17,500	8-JUN-03
MR DOMINIC WEDDERBURN MOUNTQUHANIE CUPAR FIFE SCOTLAND KY15 4QS	ORD 0.1P DEF SHS 4.9	1,250 NIL	1,250	01-APR-03
MISS KATY WEEDON 47 KINGS DRIVE IRBY WIRRAL MERSEYSIDE CH61 9QA	ORD 0.1P	7,143		
MRS SANDRA YVONNE WEEKS FERRIES CORNER 38 STATION ROAD NORTH FERRIBY HU14 3QG	ORD 0.1P DEF SHS 4.9	2,857 NIL	2,857	01-APR-03
MR ROBERT WEETCH 27 ST KEYNA COURT TEMPLE STREET KEYNSHAM BRISTOL BS31 1HB	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR ROBERT WEGRZYN 28 LAMBERT ROAD LONDON SW2 5BD	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR HERBERT JOHN WEIL 16 TOWER ROAD BURTON ON TRENT STAFFS DE15 0NL	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS CELIA ANN WELLER GREENAWAYS 4A THE GREEN WOODCHURCH ASHFORD KENT TN26 3PF	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR VIVIAN SAGE WELLINGTON FLAT 1, EDWARD HOUSE PLANTAGENET STREET CARDIFF SOUTH GLAMORGAN CF11 6AT	ORD 0.1P	33,670		
MR GEORGE JOHN HENRY WELLS 78 NORMAN ROAD HORNCHURCH ESSEX RM11 1ND	ORD 0.1P	200,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ANTONY SEDDON WELSBY 2 DELAMERE COURT ALSAGER STOKE-ON-TRENT STAFFORDSHIRE ST7 2RY	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR MARTIN WENZERUL 51 ORNAN ROAD LONDON NW3 4QD	ORD 0.1P	75,000		
MR TIMOTHY WILLIAM WESCHENFELDER 37 WAINSTONES CLOSE GREAT AYTON MIDDLESBROUGH TS9 6LB	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR CHRISTOPHER ERIC JOHN WEST 35 HIGH WEST ST. DORCHESTER DORSET DT1 1UP	ORD 0.1P DEF SHS 4.9	8,696 NIL	8,696	01-APR-03
MRS PHILIPPA JANE WEST ORCHARD HOUSE EAST LING NR. FAVERSHAM KENT ME13 0AZ	ORD 0.1P DEF SHS 4.9	78,500 NIL	78,500	01-APR-03
MRS PHILIPPA JANE WEST ORCHARD HOUSE EASTLING FAVERSHAM ME13 0AZ	ORD 0.1P	305,000		
MR ROGER JOHN WEST + MRS JOAN WEST 13 HERMIONE CLOSE FERRING WORTHING WEST SUSSEX BN12 6PZ	ORD 0.1P	1,000		
MS SAMANTHA WEST 103 ROSEMULLION AVENUE TATTENHOE MILTON KEYNES MK4 3AS	ORD 0.1P DEF SHS 4.9	685 NIL	685	01-APR-03
MR JIM WESTERMAN PRIMROSE COTTAGE BALLAMANAUGH SULBY ISLE OF MAN IM7 2HD	ORD 0.1P DEF SHS 4.9	NIL NIL	8,000 8,000	02-JUL-03 01-APR-03
MR PAUL WESTWOOD 38 SABRINA ROAD WIGHTWICK WOLVERHAMPTON WEST MIDLANDS WV6 8BP	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MRS SYLVIA VERA WESTWOOD 261 TETTENHALL ROAD WOLVERHAMPTON WEST MIDLANDS WV6 0DE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MARTIN GERALD WHAPSHOTT 99 CHOBHAM ROAD FRIMLEY CAMBERLEY SURREY GU16 8PT	ORD 0.1P	35,000		
MR ANDREW JOHN WHARTON AIRD AN T SABHAIL DRUMBEG LAIRG SUTHERLAND IV27 4NW	ORD 0.1P	1,500		
MR DAVID JOHN BARTRAM-WHATLEY 48 WINDMILL STREET BRIGHTON EAST SUSSEX BN2 2GN	ORD 0.1P DEF SHS 4.9	13,000 NIL	13,000	01-APR-03
DR ANDREW WILLIAM WHEATER 15 MILNER AVENUE BURY LANCASHIRE BL9 6NG	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 2,500 12,500	02-SEP-03 10-NOV-03 01-APR-03
NICHOLAS ANDREW JAMES WHEATLEY ESQ GREENLANDS KEYMER ROAD BURGESS HILL WEST SUSSEX RH15 0AP	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MRS NORA ELIZABETH WHEELER 24 HARBOUR VIEW BEDALE NORTH YORKSHIRE DL8 2DQ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
DR ALLAN PHILIP WHITE 6 WOODSTON GROVE HILLFIELD SOLIHULL WEST MIDLANDS B91 3XII	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS ANNE MARIE WHITE 2 SANDRINGHAM AVENUE GREAT YARMOUTH NORFOLK NR30 4DY	ORD 0.1P DEF SHS 4.9	227 NIL	227	01-APR-03
MISS CARLA SHEN WON WHITE 74 DUNNINGTON AVENUE KIDDERMINSTER WORCESTERSHIRE DY10 2YT	ORD 0.1P DEF SHS 4.9	1,786 NIL	1,786	01-APR-03
DAVID JOHN HOWARD WHITE ESQ 17 LEOPOLD ROAD NORWICH NR4 7AD	ORD 0.1P DEF SHS 4.9	70,000 NIL	100,000 14,000	23-JUN-03 01-APR-03
MR JONATHAN WHITE THE OUTSPAN SPEARCEY CLOSE STAPLEHAY TAUNTON TA3 7HN	ORD 0.1P DEF SHS 4.9	2,863 NIL	2,863	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   533

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
NICHOLAS VINCENT WHITE ESQ	36 EAGLETON DRIVE HIGH GREEN SHEFFIELD S35 4DS	ORD 0.1P	NIL	25,000	30-OCT-03
MRS PAULINE POH LIN WHITE	26 OAKDENE STOURPORT ON SEVERN WORCESTERSHIRE DY13 9NF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
WHITE ROSE NOMINEES LIMITED COD211 ACCT	7 GROVE PARK COURT HARROGATE NORTH YORKSHIRE HG1 4DP	DEF SHS 4.9	NIL	2,300	01-APR-03
WHITE ROSE NOMINEES LIMITED COD211 ACCT	7 GROVE PARK COURT HARROGATE NORTH YORKSHIRE HG1 4DP	ORD 0.1P	2,300		
WHITE ROSE NOMINEES LIMITED FIRMBUY ACCT	7 GROVE PARK COURT HARROGATE NORTH YORKSHIRE HG1 4DP	ORD 0.1P	NIL	58,000	02-JUL-03
WHITE ROSE NOMINEES LIMITED HK20313 ACCT	7 GROVE PARK COURT HARROGATE NORTH YORKSHIRE HG1 4DP	DEF SHS 4.9	NIL	5,000	01-APR-03
WHITE ROSE NOMINEES LIMITED HK20313 ACCT	7 GROVE PARK COURT HARROGATE NORTH YORKSHIRE HG1 4DP	ORD 0.1P	63,000		
MR STEPHEN WHITEAR	11 RED BARN LANE FAREHAM HAMPSHIRE PO16 7UT	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR TERENCE WHITEAR	9 NELSON COURT FAREHAM HAMPSHIRE PO14 1DF	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR RICHARD MICHAEL WHITEHEAD	TYELANDS FARM SOUTH HILL LANGDON HILLS BASILDON SS16 6JD	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MR TOM WILLIAM WHITELEY	27 BRYNMALLY PARK PENTRE BROUGHTON REXAM CLWYD LL11 6BS	ORD 0.1P	10,000		
MS SAMANTHA CATHERINE WHITNEY	14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   534

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR BERNARD WILLIAM WHITTINGHAM	THE FIRS HOPE PARK MINSTERLEY SHREWSBURY SY5 0HQ	ORD 0.1P	50,000		
MISS JOSEPHINE LOUISE WICKS	PEAR TREE COTTAGE 18 CHALFONT ROAD SEER GREEN BEACONSFIELD BUCKINGHAMSHIRE HP9 2YG	ORD 0.1P DEF SHS 4.9	6,250 NIL	6,250	01-APR-03
DAVID WILSON WIGHAM ESQ	11 EAVESLEA NEW ROAD KIRKBY LONSDALE VIA CARNFORTH LANCS LA6 2AB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
DAVID MARTIN WILLIAMS ESQ	20 AVENBURY CLOSE REDDITCH B98 0AY	ORD 0.1P	21,813		
EXOR OF ROBERT BRIERLEY WILD DECEASED + MS GINA ANN WILD	SLADE FARM OCKHAM SURREY GU23 6PB	ORD 0.1P DEF SHS 4.9	17,500 NIL	17,500	01-APR-03
MR IAN WILDGOOSE	25 FAREFIELD AVNEUE GOLBOURNE WARRINGTON CHESHIRE WA3 3XD	ORD 0.1P	15,000		
MRS ELIZABETH JUNE WILDSMITH	7 SOUTHFALL CLOSE RANSKILL RETFORD NOTTS DN22 8NE	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
FRASER MICHAEL WILKINSON ESQ + DR MARGARET FRASER WILKINSON	3 LONGWOOD WAY ALWOODLEY LEEDS LS17 8SS	DEF SHS 4.9	NIL	14,554	01-APR-03
FRASER MICHAEL WILKINSON ESQ + DR MARGARET FRASER WILKINSON	3 LONGWOOD WAY ALWOODLEY LEEDS LS17 8SS	ORD 0.1P	14,554		
MR LIONEL ARTHUR WILKINSON	2 CARTER ROAD DRAYTON NORWICH NORFOLK NR8 6DX	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   535

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR NEIL BRYAN WILKINSON 27 POACHERS GATE PINCHBECK SPALDING LINCOLNSHIRE PE11 3JP	ORD 0.1P DEF SHS 4.9	1,660 4.4	1,660	01-APR-03
MRS GILLIAN MARY WILL 11 RUSSELL AVENUE HARTLEY PLYMOUTH PL3 5RA	ORD 0.1P DEF SHS 4.9	NIL NIL	6,000 6,000	05-FEB-04 01-APR-03
MS ALISON JANE WILLATS 3 GLASSHOUSE LANE KENILWORTH WARWICKSHIRE CV8 2AH	ORD 0.1P DEF SHS 4.9	40,944 NIL	40,944	01-APR-03
WILLBRO NOMINEES LIMITED P.O. BOX 515 6 BROADGATE LONDON EC2M 2RP	DEF SHS 4.9	NIL	60,000	01-APR-03
WILLBRO NOMINEES LIMITED P.O. BOX 515 6 BROADGATE LONDON EC2M 2RP	ORD 0.1P	160,000	150,000 150,000 3,000	18-JUN-03 05-AUG-03 15-SEP-03
WILLBRO NOMINEES LIMITED CLEARING ACCT P.O. BOX 515 6 BROADGATE LONDON EC2M 2RP	ORD 0.1P	NIL	300,000 150,000 150,000	17-JUN-03 18-JUN-03 05-AUG-03
MRS SYLVIA DAWN WILLCOCKS 54 MARLBOROUGH CRESCENT SEVENOAKS KENT TN13 2HJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
DAVID WILDEN ESQ 31 SUMMERTON ROAD IMMINGHAM NORTH EAST LINCOLNSHIRE DN40 1HY	ORD 0.1P	10,000		
MR ALAN RICHARD WILLIAMS 14 COLLIER CLOSE EASTBOURNE EAST SUSSEX BN22 8SU	ORD 0.1P	NIL	50,000 100,000	25-JUN-03 20-JAN-04
CARL HEDSTROM-WILLIAMS ESQ 6 CLAVERTON ROAD WEST SALTFORD BRISTOL AVON BS31 3AJ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR DAVID GWILYM WILLIAMS 8 HENTLEY TOR WOTTON UNDER EDGE GLOUCESTERSHIRE GL12 7LE	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR DAVID MARTIN WILLIAMS 20 AVENBURY CLOSE MATCHBOROUGH EAST REDDITCH WORCESTERSHIRE B98 0AY	ORD 0.1P DEF SHS 4.9	2,857 NIL	2,857	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DAVID MARTIN WILLIAMS 20 AVENBURY CLOSE MATCHBOROUGH EAST REDDITCH WORCESTERSHIRE B98 0AY	ORD 0.1P DEF SHS 4.9	6,915 NIL	6,915	01-APR-03
+ MRS SUSAN WILLIAMS 20 AVENBURY CLOSE NATCHBOROUGH EAST REDDITCH WORCESTERSHIRE B98 0AY				
WILLIAMS DE BROE PLC AGENCY ACCT P.O. BOX 515 6 BROADGATE LONDON EC2M 2RP	ORD 0.1P	NIL	300,000 150,000 150,000 3,000 100,000	17-JUN-03 18-JUN-03 05-AUG-03 15-SEP-03 16-JAN-04
MR DYLAN WILLIAMS 6 STEPNEY ROAD LLANDEILO DYFED SA19 6LA	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR KEVIN WYN WILLIAMS CEINLAN Y FFRIDD MORFA BYCHAN PORTHMADOG GWYNEDD LL49 9YR	ORD 0.1P DEF SHS 4.9	910 NIL	910	01-APR-03
MRS LYNDA ANN WILLIAMS THREE OAKS FARIS LANE WOODHAM ADDLESTONE SURREY KT15 3DN	ORD 0.1P	200,829		
MR MICHAEL BRIAN WILLIAMS PINE COTTAGE THE PICKNALLS UTTOXETER ST14 7QN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
PETER WILLIAMS ESQ UNA BARLASTON STAFFORDSHIRE ST12 9AA	ORD 0.1P DEF SHS 4.9	17,500 NIL	17,500	01-APR-03
MR RICHARD MORRIS WILLIAMS TAN YR ALLT ABERGELE ROAD LLANRWST LL26 0BA	ORD 0.1P	35,000		
MR STANLEY VAUGHAN WILLIAMS + MRS OLIVE MAY WILLIAMS 15 PARK AVENUE CHEADLE STAFFORDSHIRE ST10 1LZ	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SUSAN WILLIAMS 20 AVENBURY CLOSE MATCHBOROUGH EAST REDDITCH WORCESTERSHIRE B98 0AY	ORD 0.1P DEF SHS 4.9	5,847 NIL	5,847	01-APR-03
MRS CHRISTINE ANN WILLIAMSON 78 BEECHFIELD RISE COXHOE CO DURHAM DH6 4SD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DEREK RICHARD WILLIS ESQ + MRS HAZEL BARBARA MARGUERITA WILLIS APRIL COTTAGE 2d DOWNS ROAD ISTEAD RISE NORTHFLEET KENT DA13 9HE	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS JACQUELINE PAMELA WILLIS + MR DEAN JAMES WILLIS 1 RIVERSDALE ROAD ASHFORD KENT TN23 7TP	ORD 0.1P	1,250		
REVEREND PETER AMBROSE DUNCAN WILLIS SUN COTTAGE CHURCH STREET MODBURY DEVON PL21 0QR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR KEVIN N K WILLMOTT CAMSFAW ACCT 6 PARC Y FRD CREIGIAU CARDIFF CF15 9SA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MARTIN CHARLES WILMOTT 46 WHITTAKER ROAD SUTTON SURREY SM3 9QG	ORD 0.1P	10,000		
MR ALAN CHARLES WILMSHURST 17 GREENFIELD ROAD WAVERTON CHESTER CH3 7NE	ORD 0.1P	125,000		
ANDREW CLEMENT WILSON ESQ DROMIN DELGANY CO WICKLOW IRISH REPUBLIC	ORD 0.1P DEF SHS 4.9	20,000 NIL	40,000 20,000	27-FEB-03 01-APR-03
MRS ANN MARIE HALL-WILSON 70 LWOTHER ROAD BOURNEMOUTH DORSET BH8 8NS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GEORGE WILSON 6 GUILTREEHILL ALLOWAY AYR KA7 4XG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR GEORGE CLARK SLOAN WILSON 6 GUILTREEHILL ALLOWAY AYR KA7 4XG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JAMES LAWRENCE WILSON 5 SOUTH GREEN HETT DURHAM DH6 5LY	ORD 0.1P	535		
MRS JENNIFER SUSAN WILSON BEECH HOUSE CRAG LANE HUBY LEEDS 'S17 0BW	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR JOHN CHARLES WILSON 15 CHESHAM STREET LEAMINGTON SPA WARWICKSHIRE CV31 1JS	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MISS PAMELA DOROTHY FRANCES WILSON 41 STRATHMORE ROAD WORTHING WEST SUSSEX BN13 1P-	ORD 0.1P DEF SHS 4.0	1,000 NIL	1,000	01-APR-03
MR PATRICK RENNY SHANU-WILSON 117 HAG HILL RISE TAPLOW MAIDENHEAD SL6 0LT	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR PETER RICHARD WILSON + MISS WENDY ELISABETH HEATH THE HOLLIES OAKLEA PARK BRAMSHOTT HAMPSHIRE GU30 7RF	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR ROBERT FREDERICK WILSON NORTH DOWNS PILGRIM CLOSE SHERE SURREY GU5 9JR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
STEVE WILSON ESQ 12 OAK AVENUE MORECAMBE LA4 6HR	ORD 0.1P	2,000		
MR WILLIAM WILSON 3 COLTASH ROAD CRAWLEY W SUSSEX RH10 6JX	ORD 0.1P DEF SHS 4.9	2,969 NIL	2,969	01-APR-03
MR WILLIAM FRANCIS WILSON 3 COLTASH ROAD FURNACE GREEN CRAWLEY SUSSEX RH10 6JX	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 539

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
JAMES ANTHONY WINDSOR ESQ PENLEE 52 HURST ROAD HASSOCKS WEST SUSSEX BN6 9NL	ORD 0.1P	NIL	20,000 27,143	22-APR-03 25-NOV-03
	DEF SHS 4.9	NIL	47,143	01-APR-03
MR NICHOLAS JOHN BASEL WINDSOR FLAT 14 PARSONS LODGE 65 PRIORY ROAD SOUTH HAMPSTEAD LONDON NW6 3NH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ALBERT WINSOR 13 RECTORY DRIVE NEWCASTLE UPON TYNE NE3 1XT	ORD 0.1P	NIL	60,000	27-JAN-04
MR FREDENAN ANTONY WINT 50 MCNEIL ROAD LONDON SE5 8PL	ORD 0.1P DEF SHS 4.9	1,278 NIL	1,278	01-APR-03
MISS JEAN WINTER SUNNINGDALE 63 BENNETT DRIVE HOVE BN3 6UQ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
WINTERFLOOD SECURITIES LIMITED WINSCREP ACCT THE ATRIUM BUILDING CANNON BRIDGE 25 DOWGATE HILL LONDON EC4R 2GA	DEF SHS 4.9	NIL	189,418	01-APR-03
WINTERFLOOD SECURITIES LIMITED WINSCREP ACCT THE ATRIUM BUILDING CANNON BRIDGE 25 DOWGATE HILL LONDON EC4R 2GA	ORD 0.1P	2,390,045	20,000 7,000 50,000 20,000 40,000 50,000 5,968 3,090 7,363 27,385 5,892 25,000 25,000 20,000 91,861 13,000 30,000 7,500 32,371 50,000 8,000 50,000 20,000 50,000 25,000 55,000	18-FEB-03 20-FEB-03 21-FEB-03 26-FEB-03 26-FEB-03 27-FEB-03 27-FEB-03 03-MAR-03 04-MAR-03 05-MAR-03 05-MAR-03 17-MAR-03 17-MAR-03 18-MAR-03 18-MAR-03 19-MAR-03 20-MAR-03 25-MAR-03 27-MAR-03 28-MAR-03 01-APR-03 02-APR-03 04-APR-03 07-APR-03 08-APR-03 08-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code R445

Annual Return

REGEN THERAPEUTICS PLC

Page 540

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			1,194	08-APR-03
			26,392	09-APR-03
			10,000	09-APR-03
			10,000	11-APR-03
			35,000	15-APR-03
			37,500	16-APR-03
			50,000	16-APR-03
			75,000	16-APR-03
			40,000	16-APR-03
			20,000	17-APR-03
			100,000	17-APR-03
			317,217	17-APR-03
			70,000	17-APR-03
			33,000	17-APR-03
			13,334	17-APR-03
			9,331	17-APR-03
			30,000	22-APR-03
			75,000	22-APR-03
			35,000	23-APR-03
			50,000	23-APR-03
			35,000	23-APR-03
			21,813	23-APR-03
			26,905	25-APR-03
			672,156	25-APR-03
			200,000	25-APR-03
			35,000	28-APR-03
			8,000	28-APR-03
			4,500	29-APR-03
			7,500	29-APR-03
			5,777	29-APR-03
			200,000	30-APR-03
			10,000	30-APR-03
			33,333	30-APR-03
			25,000	02-MAY-03
			7,000	02-MAY-03
			10,000	06-MAY-03
			100,000	07-MAY-03
			100,000	07-MAY-03
			150,000	07-MAY-03
			175,000	08-MAY-03
			40,000	08-MAY-03
			33,491	09-MAY-03
			66,666	12-MAY-03
			1,000,000	14-MAY-03
			117,250	14-MAY-03
			100,000	14-MAY-03
			80,727	15-MAY-03
			4,533	15-MAY-03
			90,910	16-MAY-03
			70,000	16-MAY-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			50,000	19-MAY-03
			25,000	20-MAY-03
			2,500	20-MAY-03
			23,793	21-MAY-03
			50,000	22-MAY-03
			100,000	22-MAY-03
			5,000	23-MAY-03
			7,500	23-MAY-03
			40,000	27-MAY-03
			10,000	28-MAY-03
			5,000	28-MAY-03
			22,900	03-JUN-03
			40,007	04-JUN-03
			30,000	04-JUN-03
			25,000	05-JUN-03
			10,000	05-JUN-03
			30,000	09-JUN-03
			75,030	13-JUN-03
			8,000	13-JUN-03
			19,739	13-JUN-03
			10,000	16-JUN-03
			20,000	16-JUN-03
			10,000	16-JUN-03
			25,000	16-JUN-03
			11,100	16-JUN-03
			20,000	16-JUN-03
			10,000	16-JUN-03
			25,000	16-JUN-03
			4,406	17-JUN-03
			200,000	17-JUN-03
			75,000	17-JUN-03
			56,176	17-JUN-03
			75,000	17-JUN-03
			50,000	17-JUN-03
			125,000	17-JUN-03
			50,000	17-JUN-03
			55,000	17-JUN-03
			100,000	17-JUN-03
			50,000	17-JUN-03
			49,253	17-JUN-03
			50,000	17-JUN-03
			31,356	17-JUN-03
			9,000	17-JUN-03
			25,000	17-JUN-03
			30,151	17-JUN-03
			20,000	17-JUN-03
			8,000	17-JUN-03
			25,000	17-JUN-03
			10,000	17-JUN-03
			45,000	17-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   542

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			10,000	17-JUN-03
			6,000	17-JUN-03
			24,378	17-JUN-03
			25,000	17-JUN-03
			10,803	17-JUN-03
			25,000	17-JUN-03
			25,000	17-JUN-03
			26,036	17-JUN-03
			47,955	17-JUN-03
			25,000	17-JUN-03
			25,000	17-JUN-03
			25,000	17-JUN-03
			25,000	17-JUN-03
			11,151	17-JUN-03
			9,000	17-JUN-03
			25,000	17-JUN-03
			20,000	17-JUN-03
			25,000	17-JUN-03
			7,000	17-JUN-03
			25,000	17-JUN-03
			24,005	17-JUN-03
			20,332	17-JUN-03
			27,000	17-JUN-03
			20,000	17-JUN-03
			45,647	17-JUN-03
			20,000	17-JUN-03
			1,000	18-JUN-03
			150,000	18-JUN-03
			100,000	18-JUN-03
			35,000	18-JUN-03
			50,000	18-JUN-03
			93,167	18-JUN-03
			50,000	18-JUN-03
			10,000	18-JUN-03
			21,398	18-JUN-03
			10,715	18-JUN-03
			28,325	18-JUN-03
			3,000	18-JUN-03
			40,000	18-JUN-03
			10,600	18-JUN-03
			2,550	18-JUN-03
			20,000	18-JUN-03
			20,000	18-JUN-03
			18,455	18-JUN-03
			28,000	18-JUN-03
			38,805	18-JUN-03
			11,281	18-JUN-03
			49,419	18-JUN-03
			12,000	18-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   543

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			13,000	18-JUN-03
			39,469	18-JUN-03
			30,000	18-JUN-03
			25,000	18-JUN-03
			5,000	18-JUN-03
			5,000	18-JUN-03
			3,048	18-JUN-03
			7,000	18-JUN-03
			7,668	18-JUN-03
			32,000	18-JUN-03
			25,000	18-JUN-03
			10,000	18-JUN-03
			7,756	18-JUN-03
			30,769	18-JUN-03
			19,283	18-JUN-03
			32,835	18-JUN-03
			35,000	18-JUN-03
			5,432	18-JUN-03
			15,385	18-JUN-03
			11,660	18-JUN-03
			10,000	18-JUN-03
			6,550	18-JUN-03
			3,000	18-JUN-03
			39,469	18-JUN-03
			39,800	18-JUN-03
			30,000	18-JUN-03
			9,000	18-JUN-03
			4,000	18-JUN-03
			30,000	18-JUN-03
			19,567	18-JUN-03
			20,000	18-JUN-03
			40,000	18-JUN-03
			2,000	18-JUN-03
			27,000	18-JUN-03
			16,500	18-JUN-03
			50,000	18-JUN-03
			20,000	18-JUN-03
			25,000	18-JUN-03
			23,000	18-JUN-03
			5,000	18-JUN-03
			36,547	18-JUN-03
			31,500	18-JUN-03
			35,000	18-JUN-03
			10,000	18-JUN-03
			7,350	18-JUN-03
			12,098	18-JUN-03
			25,000	18-JUN-03
			20,297	18-JUN-03
			32,685	18-JUN-03
			4,422	18-JUN-03
			1,275,364	

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801.V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			43,892	19-JUN-03
			50,000	19-JUN-03
			75,000	19-JUN-03
			50,000	19-JUN-03
			35,300	19-JUN-03
			66,895	19-JUN-03
			50,000	19-JUN-03
			75,000	19-JUN-03
			1,200	19-JUN-03
			50,000	19-JUN-03
			43,892	19-JUN-03
			50,000	19-JUN-03
			50,000	19-JUN-03
			164,705	19-JUN-03
			50,000	19-JUN-03
			85,000	19-JUN-03
			50,000	19-JUN-03
			30,561	19-JUN-03
			50,847	19-JUN-03
			7,999	19-JUN-03
			2,000	19-JUN-03
			1,450	19-JUN-03
			7,695	19-JUN-03
			7,255	19-JUN-03
			30,000	19-JUN-03
			25,000	19-JUN-03
			8,600	19-JUN-03
			3,000	19-JUN-03
			30,000	19-JUN-03
			11,337	19-JUN-03
			4,353	19-JUN-03
			25,000	19-JUN-03
			11,473	19-JUN-03
			25,000	19-JUN-03
			8,000	19-JUN-03
			16,500	19-JUN-03
			15,000	19-JUN-03
			25,000	19-JUN-03
			23,119	19-JUN-03
			10,000	19-JUN-03
			2,500	19-JUN-03
			10,580	19-JUN-03
			1,741	19-JUN-03
			10,000	19-JUN-03
			25,000	19-JUN-03
			20,000	19-JUN-03
			25,000	19-JUN-03
			30,000	19-JUN-03
			13,001	19-JUN-03
			25,000	19-JUN-03
			25,000	19-JUN-03

Continued....

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			10,500	19-JUN-03
			10,000	19-JUN-03
			10,000	19-JUN-03
			15,000	19-JUN-03
			14,000	19-JUN-03
			15,000	19-JUN-03
			25,000	19-JUN-03
			5,671	19-JUN-03
			35,000	19-JUN-03
			16,000	19-JUN-03
			26,000	19-JUN-03
			7,500	19-JUN-03
			30,000	19-JUN-03
			25,000	19-JUN-03
			2,653	19-JUN-03
			20,000	19-JUN-03
			25,000	19-JUN-03
			750	19-JUN-03
			8,000	19-JUN-03
			16,000	19-JUN-03
			2,300	19-JUN-03
			4,000	19-JUN-03
			27,595	19-JUN-03
			25,000	19-JUN-03
			4,500	19-JUN-03
			18,255	19-JUN-03
			15,000	19-JUN-03
			17,000	19-JUN-03
			14,000	19-JUN-03
			22,000	19-JUN-03
			12,000	20-JUN-03
			44,545	20-JUN-03
			80,845	20-JUN-03
			30,705	20-JUN-03
			50,000	20-JUN-03
			38,095	20-JUN-03
			8,000	20-JUN-03
			10,000	20-JUN-03
			32,946	20-JUN-03
			45,000	20-JUN-03
			50,000	20-JUN-03
			5,000	20-JUN-03
			2,000	20-JUN-03
			86,350	20-JUN-03
			20,000	20-JUN-03
			9,604	20-JUN-03
			20,000	20-JUN-03
			10,000	20-JUN-03
			17,875	20-JUN-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			4,000	20-JUN-03
			1,500	20-JUN-03
			50,000	20-JUN-03
			25,000	20-JUN-03
			32,529	20-JUN-03
			25,000	20-JUN-03
			5,000	20-JUN-03
			10,000	20-JUN-03
			5,000	20-JUN-03
			16,600	20-JUN-03
			8,695	20-JUN-03
			18,000	20-JUN-03
			10,715	20-JUN-03
			17,045	20-JUN-03
			10,000	20-JUN-03
			5,291	20-JUN-03
			30,000	20-JUN-03
			25,000	20-JUN-03
			1,500	20-JUN-03
			15,000	20-JUN-03
			25,000	20-JUN-03
			25,000	20-JUN-03
			20,000	20-JUN-03
			4,500	20-JUN-03
			5,000	20-JUN-03
			6,700	20-JUN-03
			25,000	20-JUN-03
			16,659	20-JUN-03
			10,000	20-JUN-03
			15,000	20-JUN-03
			4,000	20-JUN-03
			20,000	20-JUN-03
			8,652	20-JUN-03
			9,523	20-JUN-03
			19,000	20-JUN-03
			10,000	20-JUN-03
			9,000	20-JUN-03
			4,000	20-JUN-03
			20,000	20-JUN-03
			10,000	20-JUN-03
			20,000	20-JUN-03
			25,000	20-JUN-03
			15,000	20-JUN-03
			17,000	20-JUN-03
			10,000	20-JUN-03
			2,200	20-JUN-03
			6,090	20-JUN-03
			14,308	20-JUN-03
			7,770	20-JUN-03
			20,000	20-JUN-03
			18,000	20-JUN-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			50,000	20-JUN-03
			6,500	20-JUN-03
			20,000	20-JUN-03
			10,000	20-JUN-03
			20,000	20-JUN-03
			39,294	20-JUN-03
			11,000	20-JUN-03
			25,000	20-JUN-03
			3,666	20-JUN-03
			20,000	20-JUN-03
			8,000	20-JUN-03
			17,996	20-JUN-03
			6,150	20-JUN-03
			7,500	20-JUN-03
			17,800	20-JUN-03
			20,000	20-JUN-03
			25,000	20-JUN-03
			70,000	20-JUN-03
			20,000	20-JUN-03
			25,000	20-JUN-03
			12,270	20-JUN-03
			12,000	20-JUN-03
			27,000	20-JUN-03
			6,151	20-JUN-03
			4,800	20-JUN-03
			36,000	20-JUN-03
			10,000	20-JUN-03
			36,731	20-JUN-03
			20,000	20-JUN-03
			10,000	20-JUN-03
			37,897	20-JUN-03
			39,323	20-JUN-03
			50,000	20-JUN-03
			10,000	20-JUN-03
			10,000	20-JUN-03
			20,000	20-JUN-03
			6,000	20-JUN-03
			10,000	20-JUN-03
			10,000	20-JUN-03
			3,600	20-JUN-03
			5,900	20-JUN-03
			25,000	20-JUN-03
			10,000	20-JUN-03
			8,600	20-JUN-03
			1,873,344	20-JUN-03
			150,000	23-JUN-03
			25,000	23-JUN-03
			5,000	23-JUN-03
			4,000	23-JUN-03
			16,600	23-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			14,000	23-JUN-03
			3,000	23-JUN-03
			30,000	23-JUN-03
			20,000	23-JUN-03
			18,742	23-JUN-03
			500	23-JUN-03
			10,000	23-JUN-03
			20,000	23-JUN-03
			17,241	23-JUN-03
			10,000	23-JUN-03
			50,000	23-JUN-03
			25,000	23-JUN-03
			3,000	23-JUN-03
			50,000	23-JUN-03
			15,384	23-JUN-03
			25,000	23-JUN-03
			10,029	23-JUN-03
			5,000	23-JUN-03
			40,000	23-JUN-03
			2,600	23-JUN-03
			20,000	23-JUN-03
			4,133	23-JUN-03
			50,000	23-JUN-03
			10,000	23-JUN-03
			23,119	23-JUN-03
			25,000	23-JUN-03
			20,000	23-JUN-03
			15,000	23-JUN-03
			8,083	23-JUN-03
			10,000	23-JUN-03
			23,000	23-JUN-03
			8,000	23-JUN-03
			3,301	23-JUN-03
			8,436	23-JUN-03
			20,000	23-JUN-03
			30,000	23-JUN-03
			5,000	23-JUN-03
			39,294	23-JUN-03
			7,493	23-JUN-03
			25,000	23-JUN-03
			250,000	23-JUN-03
			6,218	23-JUN-03
			7,800	23-JUN-03
			6,000	23-JUN-03
			9,000	23-JUN-03
			7,412	23-JUN-03
			2,000	23-JUN-03
			25,000	23-JUN-03
			25,000	23-JUN-03
			5,800	23-JUN-03
			7,500	23-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   549

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			10,000	23-JUN-03
			5,000	23-JUN-03
			33,445	23-JUN-03
			25,000	23-JUN-03
			20,000	23-JUN-03
			100,000	23-JUN-03
			8,436	23-JUN-03
			10,000	23-JUN-03
			10,000	23-JUN-03
			66,630	23-JUN-03
			9,440	23-JUN-03
			25,000	23-JUN-03
			10,000	23-JUN-03
			10,000	23-JUN-03
			7,540	23-JUN-03
			15,040	23-JUN-03
			40,000	23-JUN-03
			20,000	23-JUN-03
			20,000	23-JUN-03
			6,239	23-JUN-03
			20,000	23-JUN-03
			25,000	23-JUN-03
			25,000	23-JUN-03
			16,500	23-JUN-03
			3,432	23-JUN-03
			28,000	23-JUN-03
			47,483	23-JUN-03
			12,000	23-JUN-07
			11,500	23-JUN-03
			25,000	23-JUN-03
			25,000	23-JUN-03
			20,000	23-JUN-03
			5,294	23-JUN-03
			25,000	23-JUN-03
			15,000	23-JUN-07
			25,000	23-JUN-03
			4,300	23-JUN-03
			2,000	23-JUN-03
			44,086	23-JUN-03
			50,000	23-JUN-03
			42,024	23-JUN-03
			8,000	23-JUN-03
			19,200	23-JUN-03
			10,308	23-JUN-03
			63,089	23-JUN-03
			1,780	23-JUN-03
			10,000	23-JUN-03
			24,759	23-JUN-03
			8,119	23-JUN-03
			17,131	25-JUN-03
			10,000	23-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   550

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			25,000	23-JUN-03
			15,000	23-JUN-03
			20,000	23-JUN-03
			9,000	23-JUN-03
			32,769	23-JUN-03
			21,000	23-JUN-03
			13,000	23-JUN-03
			15,000	23-JUN-03
			50,000	23-JUN-03
			100,000	23-JUN-03
			1,724,616	23-JUN-03
			50,000	24-JUN-03
			50,000	24-JUN-03
			100,000	24-JUN-03
			59,253	24-JUN-03
			54,910	24-JUN-03
			6,000	24-JUN-03
			149,735	24-JUN-03
			100,000	24-JUN-03
			10,017	24-JUN-03
			4,444	24-JUN-03
			40,000	24-JUN-03
			10,000	24-JUN-03
			12,800	24-JUN-03
			5,000	24-JUN-03
			10,000	24-JUN-03
			11,600	24-JUN-03
			18,000	24-JUN-03
			20,000	24-JUN-03
			20,000	24-JUN-03
			10,000	24-JUN-03
			10,000	24-JUN-03
			30,000	24-JUN-03
			20,000	24-JUN-03
			9,999	24-JUN-03
			20,000	24-JUN-03
			50,000	24-JUN-03
			18,000	24-JUN-03
			100,000	24-JUN-03
			9,174	24-JUN-03
			80,000	24-JUN-03
			3,000	24-JUN-03
			20,000	24-JUN-03
			50,000	24-JUN-03
			3,000	24-JUN-03
			27,965	24-JUN-03
			3,000	24-JUN-03
			17,875	24-JUN-03
			25,300	24-JUN-03
			10,000	24-JUN-03
			5,000	24-JUN-03
			14,726	24-JUN-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   551

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			4,500	24-JUN-03
			20,000	24-JUN-03
			15,300	25-JUN-03
			25,000	25-JUN-03
			10,000	25-JUN-03
			10,000	25-JUN-03
			10,000	25-JUN-03
			20,000	25-JUN-03
			5,000	25-JUN-03
			42,500	25-JUN-03
			60,000	25-JUN-03
			1,043	25-JUN-03
			100,000	25-JUN-03
			25,000	25-JUN-03
			5,297	25-JUN-03
			50,125	25-JUN-03
			70,000	25-JUN-03
			20,000	25-JUN-03
			10,000	25-JUN-03
			18,000	25-JUN-03
			35,000	25-JUN-03
			40,000	25-JUN-03
			20,000	25-JUN-03
			7,000	25-JUN-03
			1,307	25-JUN-03
			50,000	25-JUN-03
			20,500	25-JUN-03
			10,000	25-JUN-03
			2,125	25-JUN-03
			4,900	25-JUN-03
			10,000	25-JUN-03
			4,600	25-JUN-03
			50,000	25-JUN-03
			18,500	25-JUN-03
			15,000	25-JUN-03
			10,000	25-JUN-03
			15,000	25-JUN-03
			12,340	25-JUN-03
			15,000	26-JUN-03
			50,000	26-JUN-03
			20,000	26-JUN-03
			25,000	26-JUN-03
			50,000	26-JUN-03
			20,000	26-JUN-03
			15,000	26-JUN-03
			50,000	26-JUN-03
			10,000	26-JUN-03
			37,000	26-JUN-03
			30,000	26-JUN-03
			37,000	26-JUN-03
			40,000	26-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   552

Registered Number 3500592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			25,070	26-JUN-03
			1,000	26-JUN-03
			25,000	26-JUN-03
			11,000	26-JUN-03
			20,000	26-JUN-03
			10,000	26-JUN-03
			13,590	26-JUN-03
			20,000	26-JUN-03
			97,750	26-JUN-03
			25,000	26-JUN-03
			12,341	26-JUN-03
			100,000	26-JUN-03
			75,000	26-JUN-03
			30,000	26-JUN-03
			114,285	26-JUN-03
			12,346	26-JUN-03
			100,000	26-JUN-03
			70,575	26-JUN-03
			25,000	26-JUN-03
			10,000	26-JUN-03
			50,000	26-JUN-03
			11,500	26-JUN-03
			36,000	26-JUN-03
			10,000	26-JUN-03
			10,525	26-JUN-03
			5,000	26-JUN-03
			11,122	27-JUN-03
			20,000	27-JUN-03
			16,000	27-JUN-03
			18,500	27-JUN-03
			30,003	27-JUN-03
			75,000	27-JUN-03
			250,000	27-JUN-03
			4,560	27-JUN-03
			100,000	27-JUN-03
			10,000	27-JUN-03
			29,500	27-JUN-03
			20,000	27-JUN-03
			30,000	27-JUN-03
			11,845	27-JUN-03
			6,391	27-JUN-03
			4,000	27-JUN-03
			13,378	27-JUN-03
			100,000	27-JUN-03
			50,001	27-JUN-03
			12,000	27-JUN-03
			10,000	27-JUN-03
			24,999	27-JUN-03
			100,000	27-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 553

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			11,561	27-JUN-03
			20,000	27-JUN-03
			15,000	27-JUN-03
			17,204	27-JUN-03
			8,800	27-JUN-03
			34,495	27-JUN-03
			36,547	27-JUN-03
			10,000	27-JUN-03
			10,057	27-JUN-03
			100,000	27-JUN-03
			35,000	27-JUN-03
			31,055	27-JUN-03
			100,000	27-JUN-03
			10,000	27-JUN-03
			30,000	27-JUN-03
			100,000	27-JUN-03
			34,040	27-JUN-03
			15,000	27-JUN-03
			31,055	27-JUN-03
			3,000	27-JUN-03
			35,000	27-JUN-03
			2,274,924	27-JUN-03
			12,736	30-JUN-03
			75,000	30-JUN-03
			125,799	30-JUN-03
			76,631	30-JUN-03
			250,000	30-JUN-03
			150,000	30-JUN-03
			50,000	30-JUN-03
			7,296	30-JUN-03
			26,643	30-JUN-03
			65,000	30-JUN-03
			25,000	30-JUN-03
			10,000	30-JUN-03
			4,705	30-JUN-03
			15,000	30-JUN-03
			5,025	30-JUN-03
			10,000	30-JUN-03
			49,261	30-JUN-03
			20,000	30-JUN-03
			2,353	30-JUN-03
			25,000	30-JUN-03
			20,000	30-JUN-03
			13,053	30-JUN-03
			3,561	30-JUN-03
			5,000	30-JUN-03
			50,000	30-JUN-03
			19,573	30-JUN-03
			16,416	30-JUN-03
			8,000	30-JUN-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 554

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			13,333	30-JUN-03
			7,942	30-JUN-03
			25,000	30-JUN-03
			50,000	30-JUN-03
			17,035	30-JUN-03
			40,000	30-JUN-03
			9,200	30-JUN-03
			9,000	30-JUN-03
			13,930	30-JUN-03
			16,701	30-JUN-03
			24,454	30-JUN-03
			25,000	30-JUN-03
			15,000	30-JUN-03
			100,000	30-JUN-03
			50,000	30-JUN-03
			15,000	30-JUN-03
			25,000	30-JUN-03
			10,000	01-JUL-03
			34,500	01-JUL-03
			18,181	01-JUL-03
			13,411	01-JUL-03
			6,300	01-JUL-03
			10,000	01-JUL-03
			21,512	01-JUL-03
			25,000	01-JUL-03
			26,000	01-JUL-03
			20,000	01-JUL-03
			11,035	01-JUL-03
			25,000	01-JUL-07
			88,266	01-JUL-03
			50,000	01-JUL-03
			18,181	01-JUL-03
			35,848	01-JUL-03
			10,000	01-JUL-03
			10,000	01-JUL-03
			20,000	01-JUL-03
			7,000	01-JUL-03
			17,937	01-JUL-03
			500	01-JUL-03
			25,000	01-JUL-03
			83,000	01-JUL-03
			10,000	01-JUL-03
			6,187	01-JUL-03
			15,000	01-JUL-03
			1,250	01-JUL-03
			18,072	01-JUL-03
			50,000	01-JUL-03
			2,500	01-JUL-03
			25,000	01-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PL...

Page   555

Registered Number 3508597   Annual return for Period : 12-FEB-2003 to 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			26,086	01-JUL-03
			36,363	01-JUL-03
			27,027	01-JUL-03
			30,000	01-JUL-03
			4,000	01-JUL-03
			120,353	01-JUL-03
			2,000	01-JUL-03
			10,000	01-JUL-03
			150,000	01-JUL-03
			10,000	01-JUL-03
			10,000	01-JUL-03
			30,000	01-JUL-03
			20,000	01-JUL-03
			30,000	01-JUL-03
			8,593	01-JUL-03
			10,000	01-JUL-03
			6,750	01-JUL-03
			25,000	01-JUL-03
			17,574	01-JUL-03
			2,500	01-JUL-03
			100,000	01-JUL-03
			2,000	01-JUL-03
			27,000	01-JUL-03
			10,000	01-JUL-03
			4,170	01-JUL-03
			23,689	01-JUL-03
			8,783	01-JUL-03
			25,000	01-JUL-03
			8,700	01-JUL-03
			33,333	01-JUL-03
			10,000	01-JUL-03
			5,097	01-JUL-03
			20,000	01-JUL-03
			10,000	01-JUL-03
			10,000	01-JUL-03
			10,000	01-JUL-03
			40,000	01-JUL-03
			25,000	02-JUL-03
			35,000	02-JUL-03
			20,000	02-JUL-03
			22,000	02-JUL-03
			40,000	02-JUL-03
			66,000	02-JUL-03
			35,000	02-JUL-03
			25,000	02-JUL-03
			51,797	02-JUL-03
			30,000	02-JUL-03
			25,000	02-JUL-03
			25,600	02-JUL-03
			50,000	02-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   556

Registered Number 3508592   Annual return for period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			30,000	02-JUL-03
			28,332	02-JUL-03
			100,000	02-JUL-03
			25,000	02-JUL-03
			50,000	02-JUL-03
			37,000	02-JUL-03
			50,000	02-JUL-03
			10,000	02-JUL-03
			50,000	02-JUL-03
			50,000	02-JUL-03
			60,000	02-JUL-03
			50,000	02-JUL-03
			20,838	02-JUL-03
			50,000	02-JUL-03
			25,000	02-JUL-03
			10,000	02-JUL-03
			10,000	02-JUL-03
			16,000	02-JUL-03
			8,900	02-JUL-03
			20,000	02-JUL-03
			15,806	02-JUL-03
			20,142	02-JUL-03
			15,266	02-JUL-03
			25,000	02-JUL-03
			10,000	02-JUL-03
			16,185	02-JUL-03
			14,750	02-JUL-03
			10,000	02-JUL-03
			13,025	02-JUL-03
			20,000	02-JUL-03
			10,000	02-JUL-03
			1,351	02-JUL-03
			20,000	02-JUL-03
			50,000	02-JUL-03
			20,300	02-JUL-03
			25,000	02-JUL-03
			15,048	02-JUL-03
			12,961	02-JUL-03
			50,000	02-JUL-03
			10,000	02-JUL-03
			7,302	02-JUL-03
			3,685	02-JUL-03
			25,000	02-JUL-03
			10,000	02-JUL-03
			20,000	02-JUL-03
			23,000	02-JUL-03
			20,000	02-JUL-03
			11,006	02-JUL-03
			10,909	02-JUL-03
			22,275	02-JUL-03
			30,000	02-JUL-03

Continued.....

Run Date: 06-MAY-2004 01:07PM   Annual Return
Ref: RS2801 V4.1e   -------------
Company Code: R445   REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder   Class   Holding   Amt Sold   Date Sold

Continued....

		Amt Sold	Date Sold
		17,786	02-JUL-03
		10,000	02-JUL-03
		20,000	02-JUL-03
		25,000	02-JUL-03
		19,460	02-JUL-03
		10,864	02-JUL-03
		10,000	02-JUL-03
		16,533	02-JUL-03
		10,500	02-JUL-03
		10,000	02-JUL-03
		20,000	02-JUL-03
		10,000	02-JUL-03
		5,000	02-JUL-03
		13,131	02-JUL-03
		20,000	02-JUL-03
		5,000	03-JUL-03
		12,000	03-JUL-03
		22,321	03-JUL-03
		39,680	03-JUL-03
		15,300	03-JUL-03
		39,323	03-JUL-03
		32,899	03-JUL-03
		58,000	03-JUL-03
		10,000	03-JUL-03
		10,000	03-JUL-03
		18,239	03-JUL-03
		22,617	03-JUL-03
		100,000	03-JUL-03
		10,000	03-JUL-03
		36,697	03-JUL-03
		8,617	03-JUL-03
		39,713	03-JUL-03
		1,000	03-JUL-03
		4,500	03-JUL-03
		32,000	03-JUL-03
		2,000	03-JUL-03
		10,000	03-JUL-03
		59,000	03-JUL-03
		4,564	03-JUL-03
		10,000	04-JUL-03
		15,000	04-JUL-03
		15,723	04-JUL-03
		4,000	04-JUL-03
		2,653	04-JUL-03
		20,000	04-JUL-03
		19,303	04-JUL-03
		25,000	04-JUL-03
		9,999	04-JUL-03
		175,000	04-JUL-03
		10,000	04-JUL-03
		50,000	04-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   558

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			14,925	04-JUL-03
			1,288	04-JUL-03
			20,000	04-JUL-03
			55,000	04-JUL-03
			25,000	04-JUL-03
			7,970	04-JUL-03
			10,000	04-JUL-03
			12,036	04-JUL-03
			50,000	04-JUL-03
			100,000	04-JUL-03
			30,000	04-JUL-03
			5,000	04-JUL-03
			35,000	04-JUL-03
			25,000	04-JUL-03
			27,270	04-JUL-03
			25,000	04-JUL-03
			4,794	04-JUL-03
			21,699	04-JUL-03
			24,000	04-JUL-03
			7,598	04-JUL-03
			25,000	04-JUL-03
			10,000	04-JUL-03
			6,000	04-JUL-03
			10,000	04-JUL-03
			25,000	07-JUL-03
			35,000	07-JUL-03
			50,000	07-JUL-03
			100,000	07-JUL-03
			149,315	07-JUL-03
			50,000	07-JUL-03
			30,000	07-JUL-03
			36,363	07-JUL-03
			30,000	07-JUL-03
			30,000	07-JUL-03
			50,000	07-JUL-03
			1,000	07-JUL-03
			28,000	07-JUL-03
			25,000	07-JUL-03
			19,502	07-JUL-03
			25,000	07-JUL-03
			29,353	07-JUL-03
			30,000	07-JUL-03
			25,000	07-JUL-03
			30,000	07-JUL-03
			25,000	07-JUL-03
			25,000	07-JUL-03
			10,000	07-JUL-03
			6,000	07-JUL-03
			25,000	07-JUL-03
			25,000	07-JUL-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			3,500	07-JUL-03
			12,000	07-JUL-03
			1,273	07-JUL-03
			25,000	07-JUL-03
			20,000	07-JUL-03
			20,000	08-JUL-03
			25,000	08-JUL-03
			23,084	08-JUL-03
			25,000	08-JUL-03
			25,000	08-JUL-03
			24,900	08-JUL-03
			25,000	08-JUL-03
			3,000	08-JUL-03
			10,000	08-JUL-03
			18,000	09-JUL-03
			4,595	09-JUL-03
			5,246	09-JUL-03
			7,800	09-JUL-03
			10,000	09-JUL-03
			20,000	09-JUL-03
			7,260	09-JUL-03
			4,000	09-JUL-03
			20,000	09-JUL-03
			11,000	09-JUL-03
			3,000	09-JUL-03
			100,000	09-JUL-03
			6,000	09-JUL-03
			5,763	09-JUL-03
			24,895	09-JUL-03
			17,550	09-JUL-03
			8,683	09-JUL-03
			15,000	09-JUL-03
			50,000	09-JUL-03
			10,487	09-JUL-03
			25,963	09-JUL-03
			5,000	09-JUL-03
			2,934	09-JUL-03
			50,000	09-JUL-03
			9,494	09-JUL-03
			15,000	09-JUL-03
			9,386	10-JUL-03
			20,000	10-JUL-03
			10,000	10-JUL-03
			10,000	10-JUL-03
			15,000	10-JUL-03
			20,000	10-JUL-03
			5,000	10-JUL-03
			9,000	10-JUL-03
			8,683	10-JUL-03
			5,000	10-JUL-03
			89,780	10-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			10,000	10-JUL-03
			100,000	10-JUL-03
			5,000	10-JUL-03
			10,000	10-JUL-03
			14,419	10-JUL-03
			6,000	10-JUL-03
			5,000	10-JUL-03
			10,000	10-JUL-03
			50,000	10-JUL-03
			60,432	10-JUL-03
			400,000	11-JUL-03
			20,298	11-JUL-03
			30,000	11-JUL-03
			75,000	11-JUL-03
			60,000	11-JUL-03
			50,000	11-JUL-03
			25,000	11-JUL-03
			20,000	11-JUL-03
			100,000	11-JUL-03
			42,081	11-JUL-03
			300,000	11-JUL-03
			100,000	11-JUL-03
			50,000	11-JUL-03
			7,562	11-JUL-03
			42,304	11-JUL-03
			58,148	11-JUL-03
			60,000	11-JUL-03
			10,000	11-JUL-03
			50,000	11-JUL-03
			50,000	11-JUL-03
			40,000	11-JUL-03
			36,000	11-JUL-03
			100,000	11-JUL-03
			11,924	11-JUL-03
			100,721	11-JUL-03
			50,000	11-JUL-03
			50,000	11-JUL-03
			20,000	11-JUL-03
			5,000	11-JUL-03
			35,810	11-JUL-03
			33,670	11-JUL-03
			40,000	11-JUL-03
			30,000	11-JUL-03
			25,000	11-JUL-03
			9,923	11-JUL-03
			16,351	11-JUL-03
			20,000	11-JUL-03
			30,769	11-JUL-03
			30,000	11-JUL-03
			40,000	11-JUL-03

Continued....

Run Date: 06-MAY-2004 C1:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   561

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			30,000	11-JUL-03
			10,000	11-JUL-03
			10,000	11-JUL-03
			20,000	11-JUL-03
			35,000	11-JUL-03
			26,637	11-JUL-03
			15,000	11-JUL-03
			10,000	11-JUL-03
			6,000	14-JUL-03
			50,000	14-JUL-03
			50,000	14-JUL-03
			50,000	14-JUL-03
			10,000	14-JUL-03
			10,204	14-JUL-03
			10,385	14-JUL-03
			9,552	14-JUL-03
			50,000	14-JUL-03
			6,734	14-JUL-03
			3,000	14-JUL-03
			5,000	14-JUL-03
			10,000	14-JUL-03
			39,402	14-JUL-03
			75,786	15-JUL-03
			50,000	15-JUL-03
			100,000	15-JUL-03
			50,000	15-JUL-03
			50,000	15-JUL-03
			17,910	15-JUL-03
			50,000	15-JUL-03
			10,000	15-JUL-03
			10,000	15-JUL-03
			20,211	15-JUL-03
			14,013	15-JUL-03
			30,000	15-JUL-03
			8,334	15-JUL-03
			8,000	15-JUL-03
			30,000	15-JUL-03
			19,250	15-JUL-03
			6,722	15-JUL-03
			41,111	15-JUL-03
			6,072	15-JUL-03
			50,000	15-JUL-03
			35,278	16-JUL-03
			50,000	16-JUL-03
			100,000	16-JUL-03
			20,000	16-JUL-03
			43,670	16-JUL-03
			50,000	16-JUL-03
			100,000	16-JUL-03
			35,000	16-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 562

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			144,298	16-JUL-03
			37,335	16-JUL-03
			35,000	16-JUL-03
			35,750	16-JUL-03
			35,000	16-JUL-03
			35,750	16-JUL-03
			50,000	16-JUL-03
			80,000	16-JUL-03
			10,446	16-JUL-03
			25,000	16-JUL-03
			18,000	16-JUL-03
			30,000	16-JUL-03
			25,000	16-JUL-03
			20,000	16-JUL-03
			30,000	16-JUL-03
			26,232	16-JUL-03
			30,000	16-JUL-03
			25,000	16-JUL-03
			10,000	16-JUL-03
			5,900	16-JUL-03
			50,000	16-JUL-03
			10,000	16-JUL-03
			1,200	16-JUL-03
			22,000	16-JUL-03
			10,000	16-JUL-03
			10,000	16-JUL-03
			18,800	16-JUL-03
			35,000	16-JUL-03
			79,353	17-JUL-03
			50,000	17-JUL-03
			10,000	17-JUL-03
			26,500	17-JUL-03
			11,428	17-JUL-03
			7,275	17-JUL-03
			11,500	17-JUL-03
			43,459	17-JUL-03
			5,000	17-JUL-03
			10,945	17-JUL-03
			10,416	17-JUL-03
			20,000	17-JUL-03
			70,000	17-JUL-03
			26,777	17-JUL-03
			15,000	17-JUL-03
			50,000	17-JUL-03
			12,000	17-JUL-03
			11,587	17-JUL-03
			42,359	17-JUL-03
			11,884	17-JUL-03
			15,000	17-JUL-03
			5,998	17-JUL-03
			4,630	17-JUL-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			14,214	17-JUL-03
			25,000	17-JUL-03
			11,666	17-JUL-03
			37,735	18-JUL-03
			50,000	18-JUL-03
			15,000	18-JUL-03
			45,300	18-JUL-03
			92,463	18-JUL-03
			39,303	18-JUL-03
			50,000	18-JUL-03
			92,879	18-JUL-03
			20,000	18-JUL-03
			10,000	18-JUL-03
			4,840	18-JUL-03
			20,000	18-JUL-03
			15,000	18-JUL-03
			25,000	18-JUL-03
			10,000	18-JUL-03
			20,000	18-JUL-03
			25,000	18-JUL-03
			25,000	18-JUL-03
			14,204	18-JUL-03
			13,000	18-JUL-03
			30,000	18-JUL-03
			15,000	18-JUL-03
			15,000	18-JUL-03
			30,000	18-JUL-03
			20,961	18-JUL-03
			3,375	18-JUL-03
			4,450	18-JUL-03
			30,000	18-JUL-03
			9,231	18-JUL-03
			10,900	18-JUL-03
			50,000	18-JUL-03
			30,000	18-JUL-03
			50,000	18-JUL-03
			10,296	18-JUL-03
			25,000	18-JUL-03
			1,405	18-JUL-03
			25,000	18-JUL-03
			2,412	18-JUL-03
			10,000	18-JUL-03
			10,000	18-JUL-03
			20,000	18-JUL-03
			29,934	21-JUL-03
			20,000	21-JUL-03
			50,000	21-JUL-03
			20,000	21-JUL-03
			36	21-JUL-03
			46,377	21-JUL-03
			4,000	21-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			50,000	21-JUL-03
			32,753	21-JUL-03
			15,647	21-JUL-03
			31,712	21-JUL-03
			72,812	21-JUL-03
			100,000	21-JUL-03
			50,000	21-JUL-03
			8,000	21-JUL-03
			25,000	21-JUL-03
			13,333	21-JUL-03
			2,700	21-JUL-03
			25,000	21-JUL-03
			25,760	21-JUL-03
			14,500	21-JUL-03
			30,000	21-JUL-03
			125,000	21-JUL-03
			13,266	21-JUL-03
			20,000	21-JUL-03
			42,359	21-JUL-03
			13,400	21-JUL-03
			10,909	21-JUL-03
			12,139	21-JUL-03
			15,655	21-JUL-03
			50,000	21-JUL-03
			222,155	21-JUL-03
			52,802	21-JUL-03
			30,000	21-JUL-03
			10,000	21-JUL-03
			40,000	21-JUL-03
			50,000	21-JUL-03
			13,000	21-JUL-03
			2,558	21-JUL-03
			8,487	22-JUL-03
			19,000	22-JUL-03
			20,000	22-JUL-03
			5,000	22-JUL-03
			50,000	22-JUL-03
			100,000	22-JUL-03
			3,000	22-JUL-03
			7,731	22-JUL-03
			4,000	22-JUL-03
			10,000	22-JUL-03
			15,000	22-JUL-03
			4,560	23-JUL-03
			10,000	23-JUL-03
			33,000	23-JUL-03
			3,000	23-JUL-03
			30,000	23-JUL-03
			3,000	23-JUL-03
			6,700	23-JUL-03
			6,667	23-JUL-03

Continued....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS P_C

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			100,000	23-JUL-03
			22,655	23-JUL-03
			50,000	23-JUL-03
			2,084,595	23-JUL-03
			6,823	24-JUL-03
			17,500	24-JUL-03
			50,000	24-JUL-03
			27,142	24-JUL-03
			45,155	24-JUL-03
			27,931	24-JUL-03
			1,788	24-JUL-03
			3,980	24-JUL-03
			20,000	24-JUL-03
			121,609	24-JUL-03
			57,000	24-JUL-03
			1,500	24-JUL-03
			40,000	24-JUL-03
			83,015	24-JUL-03
			5,000	24-JUL-03
			15,000	24-JUL-03
			14,286	24-JUL-03
			30,000	24-JUL-03
			1,000	24-JUL-03
			42,176	24-JUL-03
			60,000	24-JUL-03
			25,000	24-JUL-03
			60,000	24-JUL-03
			3,000	24-JUL-03
			28,899	24-JUL-03
			19,206	24-JUL-03
			6,047	24-JUL-03
			200,000	24-JUL-03
			6,507	25-JUL-03
			3,597	25-JUL-03
			20,644	25-JUL-03
			25,000	25-JUL-03
			1,000	25-JUL-03
			72,653	25-JUL-03
			100,000	25-JUL-03
			25,000	25-JUL-03
			30,000	25-JUL-03
			25,658	25-JUL-03
			70,000	25-JUL-03
			16,000	25-JUL-03
			10,958	25-JUL-03
			3,420	25-JUL-03
			50,000	25-JUL-03
			13,001	25-JUL-03
			200	25-JUL-03
			2,840,549	25-JUL-03
			14,848	28-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: P445

Annual Return

Page   566

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			8,936	28-JUL-03
			20,000	28-JUL-03
			76,000	28-JUL-03
			35,000	28-JUL-03
			5,000	28-JUL-03
			10,000	28-JUL-03
			10,000	28-JUL-03
			10,000	28-JUL-03
			23,390	28-JUL-03
			2,000	28-JUL-03
			11,000	28-JUL-03
			25,000	28-JUL-03
			16,666	28-JUL-03
			8,570	28-JUL-03
			24,000	28-JUL-03
			15,450	28-JUL-03
			20,000	28-JUL-03
			10,000	28-JUL-03
			4,021	28-JUL-03
			3,118,122	28-JUL-03
			14,632	29-JUL-03
			20,000	29-JUL-03
			20,000	29-JUL-03
			4,000	29-JUL-03
			10,000	29-JUL-03
			56,518	29-JUL-03
			9,000	29-JUL-03
			22,000	29-JUL-03
			54,054	29-JUL-03
			50,000	29-JUL-03
			15,000	29-JUL-03
			50,000	29-JUL-03
			20,000	29-JUL-03
			6,000	29-JUL-03
			20,000	29-JUL-03
			10,000	29-JUL-03
			3,000	29-JUL-03
			6,782	29-JUL-03
			13,874	29-JUL-03
			50,000	29-JUL-03
			20,000	29-JUL-03
			30,000	29-JUL-03
			57,142	29-JUL-03
			7,943	29-JUL-03
			6,200	29-JUL-03
			30,000	29-JUL-03
			30,000	29-JUL-03
			15,000	29-JUL-03
			132,008	29-JUL-03
			30,000	29-JUL-03
			15,000	29-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 567

Registered Number 5508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			17,000	29-JUL-03
			25,000	29-JUL-03
			856	29-JUL-03
			80,000	29-JUL-03
			2,876,319	29-JUL-03
			14,705	30-JUL-03
			80,302	30-JUL-03
			5,000	30-JUL-03
			50,000	30-JUL-03
			200,000	30-JUL-03
			5,000	30-JUL-03
			3,838	30-JUL-03
			100,000	30-JUL-03
			11,428	30-JUL-03
			46,175	30-JUL-03
			25,000	30-JUL-03
			10,000	30-JUL-03
			7,018	30-JUL-03
			25,000	30-JUL-03
			28,113	30-JUL-03
			11,780	30-JUL-03
			26,489	30-JUL-03
			98,000	30-JUL-03
			150,000	30-JUL-03
			12,572	30-JUL-03
			226,297	30-JUL-03
			6,551	30-JUL-03
			28,571	30-JUL-03
			26,556	30-JUL-03
			10,166	30-JUL-03
			80,000	30-JUL-03
			8,500	30-JUL-03
			56,574	30-JUL-03
			15,000	30-JUL-03
			11,000	30-JUL-03
			1,134	30-JUL-03
			147,861	30-JUL-03
			1,133	30-JUL-03
			2,000	30-JUL-03
			20,000	30-JUL-03
			35,820	30-JUL-03
			35,000	30-JUL-03
			147,861	30-JUL-03
			73,389	30-JUL-03
			2,367	30-JUL-03
			30,000	30-JUL-03
			4,918	30-JUL-03
			18,000	30-JUL-03
			28,144	30-JUL-03
			31,000	30-JUL-03
			30,000	30-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   568

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			20,545	31-JUL-03
			10,000	31-JUL-03
			23,021	31-JUL-03
			29,850	31-JUL-03
			55,000	31-JUL-03
			21,461	31-JUL-03
			100,000	31-JUL-03
			60,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			100,000	31-JUL-03
			50,000	31-JUL-03
			4,726	31-JUL-03
			60,000	31-JUL-03
			46,308	01-AUG-03
			50,000	01-AUG-03
			5,922	01-AUG-03
			15,000	01-AUG-03
			4,687	01-AUG-03
			30,000	01-AUG-03
			10,000	01-AUG-03
			46,182	01-AUG-03
			5,000	01-AUG-03
			6,000	01-AUG-03
			5,000	01-AUG-03
			6,154	01-AUG-03
			30,000	01-AUG-03
			65,872	01-AUG-03
			50,000	01-AUG-03
			61,820	01-AUG-03
			16,000	01-AUG-03
			20,000	01-AUG-03
			7,500	01-AUG-03
			100,600	01-AUG-03
			45,000	04-AUG-03
			73,482	04-AUG-03
			33,333	04-AUG-03
			2,941	04-AUG-03
			9,539	04-AUG-03
			22,000	04-AUG-03
			75,000	04-AUG-03
			10,000	04-AUG-03
			1,500	04-AUG-03
			2,503	04-AUG-03
			43,000	04-AUG-03
			60,000	04-AUG-03
			10,000	04-AUG-03
			20,000	04-AUG-03
			30,000	04-AUG-03
			2,503	04-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   569

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			5,000	04-AUG-03
			20,000	04-AUG-03
			15,873	04-AUG-03
			57,971	04-AUG-03
			500	04-AUG-03
			15,000	05-AUG-03
			15,704	05-AUG-03
			15,000	05-AUG-03
			100,000	05-AUG-03
			25,000	05-AUG-03
			50,000	05-AUG-03
			40,000	05-AUG-03
			15,000	05-AUG-03
			8,883	05-AUG-03
			5,000	05-AUG-03
			100,000	05-AUG-03
			113,541	05-AUG-03
			3,000	05-AUG-03
			30,770	06-AUG-03
			8,000	06-AUG-03
			68,580	06-AUG-03
			6,900	06-AUG-03
			20,000	06-AUG-03
			50,000	06-AUG-03
			32,500	06-AUG-03
			10,000	06-AUG-03
			62,798	06-AUG-03
			100,000	06-AUG-03
			100,000	06-AUG-03
			16,600	06-AUG-03
			5,000	06-AUG-03
			30,000	06-AUG-03
			14,000	06-AUG-03
			8,000	06-AUG-03
			1,629	06-AUG-03
			6,000	07-AUG-03
			12,215	07-AUG-03
			1,990	07-AUG-03
			6,452	07-AUG-03
			19,000	07-AUG-03
			2,170,071	07-AUG-03
			5,000	08-AUG-03
			30,000	08-AUG-03
			200,000	08-AUG-03
			50,000	08-AUG-03
			100,000	08-AUG-03
			2,000	08-AUG-03
			19,594	08-AUG-03
			45,000	08-AUG-03
			100,000	08-AUG-03

Continued....

Run Date: 06-MAY-200? 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Page   570

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			480,499	08-AUG-03
			100,000	08-AUG-03
			15,000	08-AUG-03
			16,388	11-AUG-03
			250,000	11-AUG-03
			20,000	11-AUG-03
			100,000	11-AUG-03
			106,374	11-AUG-03
			15,001	11-AUG-03
			30,309	11-AUG-03
			6,560	11-AUG-03
			50,000	11-AUG-03
			10,000	11-AUG-03
			1,284	12-AUG-03
			150,000	12-AUG-03
			100,000	12-AUG-03
			100,000	12-AUG-03
			4,000	12-AUG-03
			100,000	12-AUG-03
			150,000	13-AUG-03
			35,000	13-AUG-03
			3,000	13-AUG-03
			250,000	13-AUG-03
			15,000	13-AUG-03
			10,000	13-AUG-03
			15,000	13-AUG-03
			22,000	13-AUG-03
			25,000	13-AUG-03
			40,900	13-AUG-03
			3,361	13-AUG-03
			35,000	14-AUG-03
			31,450	14-AUG-03
			60,000	14-AUG-03
			50,000	14-AUG-03
			5,000	14-AUG-03
			5,000	14-AUG-03
			2,653	14-AUG-03
			103,448	14-AUG-03
			100,000	14-AUG-03
			50,000	14-AUG-03
			100,000	14-AUG-03
			2,500	15-AUG-03
			10,000	15-AUG-03
			35,000	15-AUG-03
			27,133	15-AUG-03
			28,579	15-AUG-03
			100,000	15-AUG-07
			250,000	18-AUG-03
			250,000	18-AUG-03
			32,752	18-AUG-03
			40,000	18-AUG-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual Return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			15,420	18-AUG-03
			7,500	19-AUG-03
			98,971	19-AUG-03
			100,000	19-AUG-03
			50,000	19-AUG-03
			76,234	19-AUG-03
			3,331	19-AUG-03
			25,000	20-AUG-03
			100,000	20-AUG-03
			20,000	20-AUG-03
			16,580	20-AUG-03
			100,000	20-AUG-03
			50,000	20-AUG-03
			39,000	20-AUG-03
			12,404	20-AUG-03
			20,000	20-AUG-03
			1,020	20-AUG-03
			75,000	21-AUG-03
			20,000	21-AUG-03
			64,935	21-AUG-03
			100,000	21-AUG-03
			32,258	21-AUG-03
			33,333	21-AUG-03
			15,850	21-AUG-03
			6,000	21-AUG-03
			150,000	22-AUG-03
			50,000	22-AUG-03
			62,798	22-AUG-03
			50,100	22-AUG-03
			20,000	22-AUG-03
			50,000	22-AUG-03
			12,455	22-AUG-03
			15,000	22-AUG-03
			50,000	22-AUG-03
			198,720	22-AUG-03
			15,500	22-AUG-03
			29,345	26-AUG-03
			10,416	26-AUG-03
			40,000	26-AUG-03
			37,000	26-AUG-03
			250,000	26-AUG-03
			25,000	26-AUG-03
			18,200	27-AUG-03
			100,000	27-AUG-03
			25,000	27-AUG-03
			53,968	27-AUG-03
			10,000	27-AUG-03
			8,485	27-AUG-03
			20,000	28-AUG-03
			30,000	28-AUG-03
			15,000	28-AUG-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   572

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			32,669	28-AUG-03
			10,973	28-AUG-03
			56,555	28-AUG-03
			10,000	28-AUG-03
			100,000	28-AUG-03
			16,666	28-AUG-03
			45,000	29-AUG-03
			23,192	29-AUG-03
			26,247	29-AUG-03
			40,000	29-AUG-03
			14,000	29-AUG-03
			5,000	29-AUG-03
			2,957	29-AUG-03
			5,000	29-AUG-03
			3,129	29-AUG-03
			20,000	29-AUG-03
			28,959	29-AUG-03
			13,000	29-AUG-03
			50,000	01-SEP-03
			7,055	01-SEP-03
			16,722	01-SEP-03
			9,612	01-SEP-03
			5,960	01-SEP-03
			15,663	01-SEP-03
			100,000	01-SEP-03
			63,492	01-SEP-03
			30,000	01-SEP-03
			5,800	01-SEP-03
			6,473	01-SEP-03
			6,000	01-SEP-03
			40,000	01-SEP-03
			25,000	01-SEP-03
			250,000	02-SEP-03
			15,415	02-SEP-03
			38,381	02-SEP-03
			1,000,000	02-SEP-03
			5,817	02-SEP-03
			120,000	02-SEP-03
			60,926	02-SEP-03
			5,050	02-SEP-03
			5,000	02-SEP-03
			64,516	03-SEP-03
			50,000	03-SEP-03
			36,000	03-SEP-03
			14,705	03-SEP-03
			20,000	03-SEP-03
			30,000	03-SEP-03
			150,000	03-SEP-03
			20,000	03-SEP-03
			10,000	03-SEP-03
			16,000	03-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   573

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			28,777	03-SEP-03
			30,798	03-SEP-03
			3,016	03-SEP-03
			800	04-SEP-03
			150,000	04-SEP-03
			10,000	04-SEP-03
			25,611	04-SEP-03
			100,000	04-SEP-03
			5,000	04-SEP-03
			50,000	04-SEP-03
			25,000	04-SEP-03
			20,000	04-SEP-03
			7,500	05-SEP-03
			128,942	05-SEP-05
			15,384	05-SEP-03
			250,000	05-SEP-03
			31,250	05-SEP-03
			30,000	05-SEP-03
			21,125	05-SEP-03
			16,000	05-SEP-03
			130,000	08-SEP-03
			50,000	08-SEP-03
			30,000	08-SEP-03
			13,901	08-SEP-03
			6,643	08-SEP-03
			108,077	08-SEP-03
			91,923	09-SEP-03
			11,428	09-SEP-03
			6,041	09-SEP-03
			42,097	09-SEP-03
			40,000	10-SEP-03
			2,000	10-SEP-03
			57,903	10-SEP-03
			9,230	10-SEP-03
			63,811	10-SEP-03
			20,000	10-SEP-03
			31,365	11-SEP-03
			14,680	11-SEP-03
			46,000	11-SEP-03
			15,000	11-SEP-03
			30,000	11-SEP-03
			21,125	11-SEP-03
			7,347	11-SEP-03
			16,532	11-SEP-03
			2,816	11-SEP-03
			20,000	11-SEP-03
			8,334	12-SEP-03
			100,000	12-SEP-03
			30,000	15-SEP-03
			20,000	15-SEP-03
			12,322	15-SEP-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			5,000	15-SEP-03
			16,000	15-SEP-03
			30,000	15-SEP-03
			70,000	15-SEP-03
			50,000	15-SEP-03
			25,000	15-SEP-03
			10,000	15-SEP-03
			20,000	15-SEP-03
			8,000	15-SEP-03
			10,000	15-SEP-03
			16,169	16-SEP-03
			20,000	16-SEP-03
			3,300	16-SEP-03
			25,000	17-SEP-03
			32,835	17-SEP-03
			28,904	17-SEP-03
			12,935	17-SEP-03
			25,000	17-SEP-03
			7,000	18-SEP-03
			52,220	18-SEP-03
			15,000	18-SEP-03
			100,000	19-SEP-03
			10,000	19-SEP-03
			4,000	19-SEP-03
			100,000	22-SEP-03
			13,119	22-SEP-03
			250,000	22-SEP-03
			32,750	22-SEP-03
			10,000	22-SEP-03
			35,000	22-SEP-03
			30,000	23-SEP-03
			5,000	23-SEP-03
			15,000	23-SEP-03
			6,865	23-SEP-03
			10,000	23-SEP-03
			20,000	24-SEP-03
			30,000	24-SEP-03
			20,000	24-SEP-03
			9,810	24-SEP-03
			16,252	24-SEP-03
			250,000	25-SEP-03
			25,000	25-SEP-03
			33,000	25-SEP-03
			8,500	25-SEP-03
			2,000	25-SEP-03
			50,000	25-SEP-03
			475	25-SEP-03
			32,868	25-SEP-03
			7,546	26-SEP-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   575

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			100,000	26-SEP-03
			15,000	26-SEP-03
			33,900	26-SEP-03
			5,000	26-SEP-03
			6,000	26-SEP-03
			32,835	26-SEP-03
			15,000	26-SEP-03
			2,500	29-SEP-03
			10,000	29-SEP-03
			75,000	29-SEP-03
			10,000	29-SEP-03
			10,786	29-SEP-03
			3,520	29-SEP-03
			40,000	29-SEP-03
			100,000	29-SEP-03
			10,000	29-SEP-03
			10,273	30-SEP-03
			12,500	30-SEP-03
			28,584	30-SEP-03
			20,000	30-SEP-03
			11,796	01-OCT-03
			15,080	01-OCT-03
			5,641	01-OCT-03
			30,628	01-OCT-03
			55,000	01-OCT-03
			75,000	01-OCT-03
			21,671	01-OCT-03
			5,000	01-OCT-03
			5,000	01-OCT-03
			6,368	01-OCT-03
			30,000	02-OCT-03
			5,604	02-OCT-03
			3,000	02-OCT-03
			100,000	02-OCT-03
			5,000	02-OCT-03
			10,000	03-OCT-03
			10,000	03-OCT-03
			100,000	03-OCT-03
			5,572	03-OCT-03
			3,731	03-OCT-03
			5,000	03-OCT-03
			10,186	03-OCT-03
			10,000	03-OCT-03
			10,000	03-OCT-03
			28,855	06-OCT-03
			100,000	06-OCT-03
			50,000	06-OCT-03
			200,000	07-OCT-03
			17,500	07-OCT-03
			6,519	07-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   576

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			100,000	08-OCT-03
			50,000	08-OCT-03
			10,000	08-OCT-03
			17,064	08-OCT-03
			77,400	08-OCT-03
			12,664	09-OCT-03
			4,000	09-OCT-03
			74,906	09-OCT-03
			30,000	09-OCT-03
			20,512	10-OCT-03
			80,000	10-OCT-03
			31,604	10-OCT-03
			27,011	10-OCT-03
			15,000	13-OCT-03
			35,000	13-OCT-03
			89,268	13-OCT-03
			11,676	13-OCT-03
			5,500	13-OCT-03
			16,532	13-OCT-03
			4,250	13-OCT-03
			12,688	13-OCT-03
			25,000	13-OCT-03
			3,695	13-OCT-03
			50,000	13-OCT-03
			10,000	13-OCT-03
			66,007	13-OCT-03
			22,000	13-OCT-03
			13,930	13-OCT-03
			8,438	14-OCT-03
			32,267	14-OCT-03
			6,618	14-OCT-03
			114,613	14-OCT-03
			9,000	14-OCT-03
			10,000	14-OCT-03
			5,000	14-OCT-03
			8,000	14-OCT-03
			28,653	14-OCT-03
			8,413	14-OCT-03
			50,000	14-OCT-03
			13,930	14-OCT-03
			15,560	14-OCT-03
			29,154	14-OCT-03
			13,930	14-OCT-03
			40,000	15-OCT-03
			55,455	15-OCT-03
			13,217	15-OCT-03
			8,428	15-OCT-03
			29,566	16-OCT-03
			28,074	16-OCT-03
			20,000	16-OCT-03
			50,000	16-OCT-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: P445

Annual Return

REGEN THERAPEUTICS PLC

Page   577

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	16-OCT-03
			6,349	16-OCT-03
			17,451	16-OCT-03
			30,000	16-OCT-03
			1,831,010	16-OCT-03
			19,375	17-OCT-03
			100,000	17-OCT-03
			4,000	17-OCT-03
			1,817,635	17-OCT-03
			5,970	20-OCT-03
			100,000	20-OCT-03
			3,797	20-OCT-03
			230,625	20-OCT-03
			60,000	20-OCT-03
			60,000	20-OCT-03
			160,000	20-OCT-03
			50,000	20-OCT-03
			1,339,918	20-OCT-03
			30,000	21-OCT-03
			30,000	21-OCT-03
			100,000	21-OCT-03
			5,000	21-OCT-03
			5,000	21-OCT-03
			100,000	21-OCT-03
			200,000	22-OCT-03
			150,000	22-OCT-03
			29,283	22-OCT-03
			100,000	22-OCT-03
			40,000	22-OCT-03
			25,000	22-OCT-03
			15,000	22-OCT-03
			50,000	22-OCT-03
			21,334	22-OCT-03
			12,949	22-OCT-03
			95,844	22-OCT-03
			70,000	22-OCT-03
			25,000	22-OCT-03
			50,000	22-OCT-03
			30,000	22-OCT-03
			11,940	22-OCT-03
			50,000	22-OCT-03
			50,000	22-OCT-03
			5,000	23-OCT-03
			871	23-OCT-03
			19,988	23-OCT-03
			11,805	23-OCT-03
			10,000	23-OCT-03
			30,000	23-OCT-03
			13,717	23-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

Page   578

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			34,494	24-OCT-03
			55,000	24-OCT-03
			8,430	24-OCT-03
			29,500	27-OCT-03
			50,000	27-OCT-03
			1,326	27-OCT-03
			25,000	27-OCT-03
			63,492	28-OCT-03
			31,210	28-OCT-03
			65,000	29-OCT-03
			10,000	29-OCT-03
			34,134	29-OCT-03
			4,500	29-OCT-03
			674	29-OCT-03
			8,000	29-OCT-03
			32,771	29-OCT-03
			10,000	29-OCT-03
			35,000	29-OCT-03
			15,000	30-OCT-03
			15,000	31-OCT-03
			10,000	31-OCT-03
			32,835	31-OCT-03
			3,485	03-NOV-03
			5,085	04-NOV-03
			10,000	04-NOV-03
			80,500	04-NOV-03
			50,000	04-NOV-03
			100,000	04-NOV-03
			100,000	04-NOV-03
			100,000	04-NOV-03
			49,419	04-NOV-03
			35,000	04-NOV-03
			50,000	05-NOV-03
			50,000	05-NOV-03
			10,492	05-NOV-03
			8,000	05-NOV-03
			200,000	05-NOV-03
			18,905	07-NOV-03
			40,000	07-NOV-03
			8,680	07-NOV-03
			35,001	07-NOV-03
			38,896	11-NOV-03
			6,434	11-NOV-03
			3,168	11-NOV-03
			61,104	12-NOV-03
			13,912	13-NOV-03
			50,000	14-NOV-03
			25,000	14-NOV-03
			3,464	17-NOV-03
			10,000	17-NOV-03
			50,000	17-NOV-03

Continued....

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Continued.....

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			50,000	18-NOV-03
			12,575	18-NOV-03
			50,000	18-NOV-03
			17,500	18-NOV-03
			621,750	18-NOV-03
			10,000	19-NOV-03
			18,304	19-NOV-03
			10,511	19-NOV-03
			74,626	19-NOV-03
			50,000	19-NOV-03
			55,500	19-NOV-03
			12,271	19-NOV-03
			16,000	20-NOV-03
			100,000	20-NOV-03
			43,000	20-NOV-03
			10,000	21-NOV-03
			35,000	21-NOV-03
			513,533	21-NOV-03
			69,000	25-NOV-03
			361	25-NOV-03
			35,000	25-NOV-03
			40,000	26-NOV-03
			53,197	26-NOV-03
			18,000	26-NOV-03
			50,000	27-NOV-03
			36,985	27-NOV-03
			18,527	27-NOV-03
			30,000	27-NOV-03
			3,770	28-NOV-03
			8,530	28-NOV-03
			30,393	28-NOV-03
			3,000	28-NOV-03
			5,800	01-DEC-03
			10,000	02-DEC-03
			1,902	02-DEC-03
			19,000	03-DEC-03
			34,000	03-DEC-03
			150,000	04-DEC-03
			2,000	05-DEC-03
			7,500	05-DEC-03
			136,766	05-DEC-03
			5,000	05-DEC-03
			18,325	05-DEC-03
			10,000	05-DEC-03
			73,992	08-DEC-03
			81,682	09-DEC-03
			40,000	09-DEC-03
			17,000	10-DEC-03
			20,713	10-DEC-03
			100,000	12-DEC-03
			66,003	12-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   580

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			2,985	12-DEC-03
			50,000	12-DEC-03
			35,000	15-DEC-03
			46,832	15-DEC-03
			100,857	15-DEC-03
			8,400	15-DEC-03
			25,000	15-DEC-03
			200,000	15-DEC-03
			5,500	15-DEC-03
			27,840	15-DEC-03
			250,000	15-DEC-03
			100,000	16-DEC-03
			99,635	16-DEC-03
			100,000	16-DEC-03
			42,000	16-DEC-03
			26,202	16-DEC-03
			25,000	16-DEC-03
			41,625	16-DEC-03
			3,184	17-DEC-03
			10,000	17-DEC-03
			20,000	17-DEC-03
			8,000	17-DEC-03
			16,252	17-DEC-03
			16,500	17-DEC-03
			18,000	17-DEC-03
			2,000	17-DEC-03
			16,727	17-DEC-03
			12,735	17-DEC-03
			10,741	17-DEC-03
			20,000	17-DEC-03
			174,216	18-DEC-03
			10,613	18-DEC-03
			17,500	19-DEC-03
			60,000	19-DEC-03
			16,000	19-DEC-03
			60,000	19-DEC-03
			40,000	19-DEC-03
			9,618	19-DEC-03
			17,512	19-DEC-03
			50,000	19-DEC-03
			8,340	19-DEC-03
			16,252	19-DEC-03
			62,686	19-DEC-03
			17,125	19-DEC-03
			76,930	22-DEC-03
			71,030	23-DEC-03
			175,000	24-DEC-03
			600	29-DEC-03
			36,034	29-DEC-03
			20,000	29-DEC-03
			50,000	29-DEC-03

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
_____
REGEN THERAPEUTICS PLC

Page   581

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			15,000	29-DEC-03
			10,000	29-DEC-03
			48,500	30-DEC-03
			14,020	30-DEC-03
			40,000	30-DEC-03
			20,000	30-DEC-03
			3,500	30-DEC-03
			180,400	30-DEC-03
			216,734	30-DEC-03
			35,000	30-DEC-03
			3,837	30-DEC-03
			20,841	30-DEC-03
			181,818	02-JAN-04
			54,000	02-JAN-04
			6,259	02-JAN-04
			64,925	02-JAN-04
			100,001	02-JAN-04
			30,000	05-JAN-04
			50,000	05-JAN-04
			330,000	06-JAN-04
			21,750	06-JAN-04
			2,316	06-JAN-04
			35,820	06-JAN-04
			100,000	07-JAN-04
			40,000	08-JAN-04
			100,000	08-JAN-04
			50,000	08-JAN-04
			40,000	08-JAN-04
			34,913	09-JAN-04
			33,333	12-JAN-04
			30,000	12-JAN-04
			15,558	12-JAN-04
			15,580	12-JAN-04
			10,000	12-JAN-04
			12,407	12-JAN-04
			7,280	13-JAN-04
			75,000	13-JAN-04
			50,000	14-JAN-04
			36,182	14-JAN-04
			17,659	14-JAN-04
			4,685	14-JAN-04
			40,985	14-JAN-04
			8,873	14-JAN-04
			50,000	14-JAN-04
			76,234	14-JAN-04
			39,800	14-JAN-04
			18,000	14-JAN-04
			50,000	15-JAN-04
			32,000	15-JAN-04
			29,501	15-JAN-04

Continued.....

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   582

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			28,074	15-JAN-04
			14,500	15-JAN-04
			46,000	15-JAN-04
			4,264	15-JAN-04
			50,000	15-JAN-04
			15,000	15-JAN-04
			8,244	15-JAN-04
			20,000	15-JAN-04
			5,000	15-JAN-04
			10,000	15-JAN-04
			12,000	15-JAN-04
			56,574	15-JAN-04
			10,000	15-JAN-04
			56,574	15-JAN-04
			14,000	15-JAN-04
			9,276	15-JAN-04
			4,832	15-JAN-04
			1,800	15-JAN-04
			16,000	15-JAN-04
			3,212	15-JAN-04
			49,999	15-JAN-04
			4,500	15-JAN-04
			28,144	15-JAN-04
			15,010	15-JAN-04
			42,359	15-JAN-04
			10,710	16-JAN-04
			13,888	16-JAN-04
			20,000	16-JAN-04
			13,333	16-JAN-04
			25,000	16-JAN-04
			40,000	16-JAN-04
			6,000	16-JAN-04
			15,000	16-JAN-04
			10,000	16-JAN-04
			8,572	16-JAN-04
			1,000	16-JAN-04
			5,401	16-JAN-04
			12,750	16-JAN-04
			200,000	16-JAN-04
			13,873	16-JAN-04
			8,187	16-JAN-04
			50,000	16-JAN-04
			21,037	16-JAN-04
			5,000	16-JAN-04
			10,000	16-JAN-04
			16,488	16-JAN-04
			80,000	16-JAN-04
			16,393	16-JAN-04
			20,000	16-JAN-04
			41,436	16-JAN-04
			26,268	16-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   583

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			30,000	16-JAN-04
			39,516	16-JAN-04
			2,000	16-JAN-04
			20,000	16-JAN-04
			25,000	16-JAN-04
			18,194	16-JAN-04
			6,823	16-JAN-04
			108,476	16-JAN-04
			42,604	16-JAN-04
			100,000	16-JAN-04
			50,000	19-JAN-04
			1,000	19-JAN-04
			28,571	19-JAN-04
			28,496	19-JAN-04
			2,316	19-JAN-04
			2,601	19-JAN-04
			24,275	19-JAN-04
			100,000	19-JAN-04
			6,512	19-JAN-04
			3,000	19-JAN-04
			83,210	19-JAN-04
			13,698	19-JAN-04
			22,800	19-JAN-04
			8,428	19-JAN-04
			25,000	19-JAN-04
			100,539	19-JAN-04
			3,980	19-JAN-04
			11,103	19-JAN-04
			2,500	19-JAN-04
			2,075	19-JAN-04
			26,488	20-JAN-04
			1,000	20-JAN-04
			2,000	20-JAN-04
			27,784	20-JAN-04
			25,000	21-JAN-04
			132,338	21-JAN-04
			2,000	21-JAN-04
			19,000	21-JAN-04
			6,319	21-JAN-04
			25,000	21-JAN-04
			30,000	21-JAN-04
			26,200	21-JAN-04
			5,041	21-JAN-04
			10,000	21-JAN-04
			40,000	21-JAN-04
			10,554	21-JAN-04
			4,600	21-JAN-04
			20,895	22-JAN-04
			35,110	22-JAN-04
			10,000	22-JAN-04
			1,428	22-JAN-04

Continued....

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold.	Date Sold
Continued.....				
			10,000	22-JAN-04
			113,377	22-JAN-04
			50,000	22-JAN-04
			25,000	23-JAN-04
			6,000	23-JAN-04
			14,285	23-JAN-04
			10,000	23-JAN-04
			25,000	23-JAN-04
			30,000	23-JAN-04
			50,000	23-JAN-04
			25,000	23-JAN-04
			50,000	23-JAN-04
			34,000	23-JAN-04
			12,508	23-JAN-04
			13,788	23-JAN-04
			500,000	23-JAN-04
			5,000	26-JAN-04
			80,000	26-JAN-04
			27,718	26-JAN-04
			20,000	26-JAN-04
			50,000	26-JAN-04
			14,285	26-JAN-04
			30,000	26-JAN-04
			3,000	26-JAN-04
			50,000	26-JAN-04
			20,000	26-JAN-04
			11,500	26-JAN-04
			50,000	26-JAN-04
			32,269	27-JAN-04
			41,933	27-JAN-04
			50,000	27-JAN-04
			29,651	27-JAN-04
			13,888	27-JAN-04
			5,000	27-JAN-04
			10,000	27-JAN-04
			5,000	27-JAN-04
			30,000	27-JAN-04
			20,000	27-JAN-04
			53,849	27-JAN-04
			5,000	27-JAN-04
			20,000	27-JAN-04
			20,000	27-JAN-04
			55,000	27-JAN-04
			25,000	27-JAN-04
			8,500	27-JAN-04
			40,000	27-JAN-04
			35,252	27-JAN-04
			10,000	27-JAN-04
			13,333	27-JAN-04
			100,321	27-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 585

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			30,000	27-JAN-04
			10,000	27-JAN-04
			25,000	27-JAN-04
			2,000	27-JAN-04
			10,000	27-JAN-04
			7,817	27-JAN-04
			20,000	27-JAN-04
			5,479	27-JAN-04
			7,592	27-JAN-04
			5,259	27-JAN-04
			3,698,456	27-JAN-04
			100,000	28-JAN-04
			50,000	28-JAN-04
			50,000	28-JAN-04
			20,000	28-JAN-04
			13,250	28-JAN-04
			16,000	28-JAN-04
			25,000	28-JAN-04
			20,000	28-JAN-04
			64,269	28-JAN-04
			25,000	28-JAN-04
			50,000	28-JAN-04
			28,000	28-JAN-04
			20,000	28-JAN-04
			25,000	28-JAN-07
			25,000	28-JAN-0.
			50,000	28-JAN-04
			10,000	28-JAN-04
			2,000	28-JAN-04
			1,000	28-JAN-04
			27,777	28-JAN-04
			26,500	28-JAN-04
			3,441,807	28-JAN-04
			7,500	29-JAN-04
			3,000	29-JAN-04
			150,000	29-JAN-04
			8,244	29-JAN-04
			10,000	29-JAN-04
			50,000	30-JAN-04
			20,000	30-JAN-04
			10,519	30-JAN-04
			59,702	30-JAN-04
			27,472	30-JAN-04
			1,500	30-JAN-04
			200,000	30-JAN-04
			5,726	30-JAN-04
			4,504	30-JAN-04
			6,000	30-JAN-04
			1,804	02-FEB-04
			15,000	02-FEB-04
			50,000	02-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   586

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			3,000	02-FEB-04
			10,000	02-FEB-04
			11,428	02-FEB-04
			21,979	02-FEB-04
			31,473	02-FEB-04
			11,500	02-FEB-04
			3,286,354	02-FEB-04
			10,000	03-FEB-04
			20,000	03-FEB-04
			100,000	03-FEB-04
			7,401	03-FEB-04
			3,293,155	03-FEB-04
			2,000	04-FEB-04
			9,996	04-FEB-04
			28,429	04-FEB-04
			42,871	04-FEB-04
			34,482	04-FEB-04
			16,667	04-FEB-04
			16,274	04-FEB-04
			15,000	04-FEB-04
			15,000	05-FEB-04
			27,397	05-FEB-04
			50,000	05-FEB-04
			135,979	05-FEB-04
			13,698	05-FEB-04
			20,000	05-FEB-04
			2,000	05-FEB-04
			6,000	05-FEB-04
			500	05-FEB-04
			34,013	05-FEB-04
			16,460	05-FEB-04
			67,056	05-FEB-04
			3,000	06-FEB-04
			50,000	06-FEB-04
			8,462	06-FEB-04
			50,000	06-FEB-04
			210,000	06-FEB-04
			75,000	06-FEB-04
			400,000	06-FEB-04
			35,000	06-FEB-04
			150,000	06-FEB-04
			200,000	06-FEB-04
			10,000	06-FEB-04
			10,000	06-FEB-04
			20,000	06-FEB-04
			250,000	06-FEB-04
			12,800	09-FEB-04
			100,000	09-FEB-04
			50,000	09-FEB-04
			37,000	09-FEB-04
			4,000	09-FEB-04

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			333,000	09-FEB-04
			26,202	09-FEB-04
			18,000	09-FEB-04
			50,952	09-FEB-04
			17,704	09-FEB-04
			150,000	09-FEB-04
			25,000	10-FEB-04
			23,554	10-FEB-04
			20,000	10-FEB-04
			40,000	10-FEB-04
			10,000	10-FEB-04
			50,000	10-FEB-04
			8,620	10-FEB-04
			5,638	10-FEB-04
			70,000	11-FEB-04
			169,865	11-FEB-04
			13,000	11-FEB-04
			10,000	11-FEB-04
MRS IRENE WISHART NO 3 JLANDERSTOWN CUNNINGSBURGH SHETLAND ISLE ZE2 9HB	ORD 0.1P DEF SHS 4.9	1,375 NIL	1,375	01-APR-03
MR GRAHAM DENNIS WILIAMS 22 CHELMER AVENUE LITTLE WALTHAM CHELMSFORD ESSEX CM3 3PB	DEF SHS 4.9	NIL	1,750	01-APR-03
MR GRAHAM DENNIS WITHAMS 22 CHELMER AVENUE LITTLE WALTHAM CHELMSFORD ESSEX CM3 3PB	ORD 0.1P	14,967	25,000	26-JUN-03
MS CHOOI LIN WONC 51 BEARDSLEY WAY ACTON LONDON	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
KIN CHUNG WONG ESQ 95 FRYENT GROVE WEST HENDON LONDON NW9 7HE	ORD 0.1P DEF SHS 4.9	714 NIL	714	01-APR-03
MR KIN MAN WONG + MRS YAU YEE LIN WONG 35 LINACRF WA' DARLINGTON CO.DURHAM DL1 2YA	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PHILIP KIN WAH WONG 46 AMBLESIDE GROVE MIDDLESBROUGH TS5 7DQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ROBERT KAH HON WONG FLAT 8 12 COMPAYNE GARDENS LONDON NW6 3DH	DEF SHS 4.9	NIL	3,500	01-APR-03
ROBERT KAH HON WONG ESQ FLAT 8 12 COMPAYNE GARDENS LONDON NW6 3DH	ORD 0.1P	3,500		
MR DAVID IAN WOOD 91 BOSWORTH ROAD BARLESTONE NUNEATON CV13 0JE	ORD 0.1P DEF SHS 4.9	16,500 NIL	16,500	01-APR-03
MRS GILLIAN SHEILA WOOD 26 FROBISHER GREEN TORQUAY TQ2 6JH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN COLIN WOOD & MRS BEVERLEY GAIL WOOD BLUE CEDARS WEARNE LANGPORT SOMERSET TA10 0GJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR MICHAEL HARDEN WOOD 19 LLANTRISANT ROAD LLANDAFF CARDIFF CF5 2PU	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR BRIAN FRANK WOODALL 78 WENDLING ROAD SUTTON SURREY SM1 3NE	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
GERALD THOMAS WOODBURN ESQ 2 NETHERCOTT CLOSE LUTON BEDS LU2 9JX	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS SUSAN WOODCOCK & MR GORDON ROGER WOODCOCK AGRICOLA NEWBIGGIN PENRITH CUMBRIA CA11 0HT	ORD 0.1P DEF SHS 4.9	671 NIL	671	01-APR-03
MR PATRICK WOODCRAFT 1 VICTORIA COTTAGES WALKHURST ROAD BENENDEN CRANBROOK KENT TN17 4AP	ORD 0.1P DEF SHS 4.9	689 NIL	689	01-APR-03
MR TERENCE PATRICK WOODFIELD 61 CHAFFINCH CLOSE POOLE DORSET BH17 7UR	ORD 0.1P	30,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 589

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS CYNTHIA DIANNE WOODHOUSE BEECH HOUSE CANNON FIELDS HATHERSAGE HOPE VALLEY S32 1AG	ORD 0.1P DEF SHS 4.9	NIL NIL	3,000 3,000	12-JUN-03 01-APR-03
MRS FINOLA MARIE WOODHOUSE 18 OAKWAY STUDHAM BEDFORDSHIRE LU6 2PE	ORD 0.1P DEF SHS 4.9	1,907 NIL	1,907	01-APR-03
MR PAUL GEORGE WOODWARD 3 VORLICH DRIVE CHADDERTON OLDHAM LANCS OL9 0NY	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	12-SEP-03 01-APR-03
MR JOHN HENRY WOOLLS 73 BEACH STREET DEAL KENT CT14 6JA	ORD 0.1P	3,000		
MR IAN ROY WOOLRIDGE OLD FORGE COTTAGE MAIN STREET KIRKLINGTON NEWARK NOTTINGHAMSHIRE NG22 8ND	ORD 0.1P DEF SHS 4.9	7,000 NIL	2,500	01-APR-03
MR IAN ROY WOOLRIDGE OLD FORGE COTTAGE MAIN STREET KIRKLINGTON NEWARK NOTTINGHAMSHIRE NG22 8ND	ORD 0.1P	3,000		
MR RICHARD JOHN WORDEN WAYFARERS PILGRIMS WAY HOLLINGBOURNE MAIDSTONE KENT ME17 1RB	ORD 0.1P DEF SHS 4.9	2,121 NIL	2,121	01-APR-03
MR DONALD WORLEY 1 HUNDRED ROAD MARCH CAMBRIDGESHIRE PE15 8QJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MISS ANN VERONICA WRIGHT + MISS LESLEY ANN PRIZEMAN 55 MORE CLOSE LONDON W14 9BN	ORD 0.1P DEF SHS 4.9	44,356 NIL	9,574	01-APR-03
MR JOHN WRIGHT 24 NORTH PARK BROOK ROAD CALLANDS WARRINGTON CHESHIRE WA5 9SX	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   590

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RAYMOND WRIGHT 56 CROSS ROAD WINCHESTER HAMPSHIRE SO23 9PS	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
W S (NOMINEES) LIMITED WINSCL1 ACCT THE ATRIUM BUILDING CANNON BRIDGE 25 DOWGATE HILL LONDON EC4R 2GA	ORD 0.1P	NIL	24,763 50,000 50,000 316,063 8,600 40,000 34,000	06-MAR-03 11-MAR-03 16-APR-03 17-APR-03 20-JUN-03 30-DEC-03 23-JAN-04
MISS ANGELA HUEGG WYATT TOP FLAT 37 GREAT QUEEN STREET LONDON WC2B 5AA	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MARK DAVID WYATT ESQ THE COTTAGE CHEGWORTH ROAD HARRIETSHAM MAIDSTONE KENT ME17 1DD	ORD 0.1P	27,397		
MRS SUZANNE DALLAS WYATT HAMPTON LODGE WARWICK CV35 8QT	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
MR NEIL BRETT WYE HORSESHOES LENHAM ROAD HEADCORN ASHFORD KENT TN27 9TU	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR CHRIS WYTHERS 55 ENDEAVOUR WAY HYTHE MARINA VILLAGE HYTHE SOUTHAMPTON HANTS SO45 6LA	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR ROSMOND ARIZAH YANZU 4 ENID STACEY HOUSE HORNSEY LANE ESTATE LONDON N19 3BP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MOHAMMED YASIN 66 ST SAVIOURS ROAD SALTLEY BIRMINGHAM B8 1HJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR PETER ROGER YATES 3 BALLANTYNE ROAD THE MALLARDS RUSHDEN NORTHAMPTONSHIRE NN10 9FJ	ORD 0.1P DEF SHS 4.9	3,974 NIL	3,974	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS KIMBERLEY YAU 15 REDBURN HEIGHTS BALLYNAHINCH BT24 8EQ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MISS CHAN SIN YEUNG 14 GATEHOUSE SQUARE SOUTHWARK BRIDGE ROAD LONDON SE1 9HN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
BARRY YOUNG ESQ 10 ST HILDAS CLOSE CHORLEY LANCASHIRE PR7 3NU	ORD 0.1P DEF SHS 4.0	18,500 NIL	6,500	01-APR-03
MRS JOYCE GILLIAN YOUNG BRACKEN BARN HOLMES CHAPEL ROAD SOMERFORD CONGLETON CHESHIRE CW12 4S	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS KATHERINE YOUNG 40A NEW DOVER ROAD CANTERBURY KENT CT1 3DT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS LYNN YOUNG 16 HILLBANK ROAD STARBECK HARROGATE NORTH YORKSHIRE HG1 4DZ	ORD 0.1P DEF SHS 4.9	3,750 NIL	3,750	01-APR-03
MR BIJAN YOUSEFZADEH + MR BEHNOOZ YOUSEFZADEH 75 OLD PARK RIDINGS LONDON N21 2ER	ORD 0.1P	100,000		
DR RIDHA ZIANI 79 WATHEN ROAD LEAMINGTON SPA WARWICKSHIRE CV32 5UY	ORD 0.1P DEF SHS 4.9	NIL NIL	25,000 5,000	18-DEC-03 01-APR-03
MR BRYAN ALAN ZINCKE 86 ALDERSON DRIVE BENNETTHORPE DONCASTER DN2 6DB	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
DR DEREK WYNDHAM ZUTSHI 36 ETON COURT ETON AVENUE HAMPSTEAD LONDON NW3 3HJ	ORD 0.1P DEF SHS 4.9	2,570 NIL	2,570	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual Return for Period : 12-FEB-2003 to 11-FEB-2004

Total Number of Shareholder Accounts printed: 5,191

Summary By Class:

Class	Name	Holding	Holders
01	ORD 0.1P	261,784,724	3,440
D	DEF SHS 4.9	108,121,391	1

Annual Return
————————
REGEN THERAPEUTICS PLC

R U N   P A R A M E T E R S

Totals Report Filename   MM01$:R445_TOT.REP

S e l e c t i o n

Sortkey Start
        End
List individual transactions Y
Earliest Transaction Date   12-.EB-2003
Latest Transaction Date   11-FEB-2004

Class   Class
01 ORD 0.1P

D   DEF SHS 4.9

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number: 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
AHMAD ABBASIMAJOUMARD ESQ	56 LASCELLES DRIVE PONTRENNAU CARDIFF CF23 8NZ	ORD 0.1P DEF SHS 4.9	2,800 Nil	2,800	01-APR-03
ABBOTSFORD INVESTORS LIMITED	BEAUREGARD ROUGE RUE ST PETER PORT GUERNSEY CHANNEL ISLANDS GY1 1ZE	ORD 0.1P DEF SHS 4.9	10,000 Nil	10,000	01-APR-03
ABBOTT BROS (KENT) LIMITED	THE OLD STABLES LOWER CHANTRY LANE CANTERBURY KENT UK CT1 1UF	DEF SHS 4.9	NIL	20,000	01-APR-03
ABBOTT BROS (KENT) LIMITED	THE OLD STABLES LOWER CHANTRY LANE CANTERBURY KENT UK CT1 1UF	ORD 0.1P	20,000		
MR IOHN ABBOTT	346 BACUP ROAD TODMORDEN OL14 7HN	ORD 0.1P	40,000		
MR JONATHAN ABBOTT	CARRIER HOUSE MAIN STREET LANGTON MALTON YO17 9QP	ORD 0.1P DEF SHS 4.9	5,000 Nil	5,000	01-APR-03
MR AMAL ABEYAWARDENE + MRS AMRITHA DINOO ABEYAWARDENE	2 TURNEVILLE ROAD LONDON W14 9PS	ORD 0.1P	3,500		
MR VICTOR ABRAHAMS	51 KENTON ROAD HARROW MIDDLESEX HA3 0AH	ORD 0.1P DEF SHS 4.9	3,000 Nil	3,000	01-APR-03
MR KEVIN ANDREW ACRES	WHITELODGE CLACTON ROAD GREAT HOLLAND FRINTON ON SEA ESSEX CO13 0JU	ORD 0.1P DEF SHS 4.9	3,000 Nil	3,000	01-APR-03
WILLIAM ADAIR ESQ	13 LAMONT AVENUE BISHOPTON RENFREWSHIRE PA7 5LJ	ORD 0.1P DEF SHS 4.9	1,250 NIL	1,250	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ADAM & COMPANY (NOMINEES) LIMITED	22 CHARLOTTE SQUARE EDINBURGH EH2 4DF	DEF SHS 4.9	NIL	10,000	01-APR-03
ADAM & COMPANY (NOMINEES) LIMITED	22 CHARLOTTE SQUARE EDINBURGH EH2 4DF	ORD 0.1P	10,000		
ADAM & COMPANY (NOMINEES) LIMITED AIM ACCT	22 CHARLOTTE SQUARE EDINBURGH EH2 4DF	DEF SHS 4.9	NIL	10,714	01-APR-03
ADAM & COMPANY (NOMINEES) LIMITED AIM ACCT	22 CHARLOTTE SQUARE EDINBURGH EH2 4DF	ORD 0.1P	10,714		
MR AYUB ADAM	92 MONEGA ROAD FOREST GATE LONDON E7 8ER	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS ALISON FAITH ADAMS	27 OAKDALE BANBRIDGE COUNTY DOWN BT32 4RW	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS CHRISTINE ELIZABETH ADAMS	89 GLOUCESTER ROAD TEWKESBURY GLOUCESTERSHIRE GL20 5SS	ORD 0.1P DEF SHS 4.9	1,231 NIL	1,231	01-APR-03
MR RODNEY LEONARD ADAMS	18 FITZOSBORN CLOSE CHEPSTOW GWENT NP6 5PY	ORD 0.1P	10,000		
MR DOS ADELE	BENT ROYD BENT LANE SUTTON IN CRAVEN KEIGHLEY WEST YORKSHIRE BD20 7AL	ORD 0.1P DEF SHS 4.9	1,200 NIL	1,200	01-APR-03
MRS KAREN ADELE	BENTROYD BENT LANE SUTTON IN CRAVEN KEIGHLEY W YORKS BD20 7AL	ORD 0.1P DEF SHS 4.9	4,000 NIL	6,000	01-APR-03
MRS KAREN ADELE	BENTROYD BENT LANE SUTTON IN CRAVEN NR KEIGHLEY WEST YORKS BD20 7AL	ORD 0.1P	NIL	16,000	30-JUL-03
MR JOSEPH ADESANYA ADENIYI	207 TAPLOW HOUSE THURLOW STREET LONDON SE17 2UL	ORD 0.1P	45,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS BIBIANA ADESEGHA C/O DR GBINGIE 22 WHICKHAM CLOSE WIDNES WA8 9ZQ	ORD 0.1P DEF SHS 4.9	350 NIL	350	01-APR-03
IAN ADRIAN ESQ 29 WINDFLOWER ROAD HAYDON WICK SWINDON SN25 1QS	DEF SHS 4.9	NIL	2,500	01-APR-03
IAN ADRIAN ESQ 29 WINDFLOWER ROAD HAYDON WICK SWINDON SN25 1QS	ORD 0.1P	20,000		
MR PAVI AGRAWAL PA ACCT 41 EDNAM RD GOLDTHORN PARK WOLVERHAMPTON WV4 4BP	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR JAHANGEER AHMED 16 HOWARDS WOOD DRIVE GERRARDS CROSS BUCKS SL9 7HN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
CLIVE AINLEY ESQ 5 HAPLESTONE ROAD COLEVIEW SWINDON SN3 4ED	ORD 0.1P	NIL	40,000	03-DEC-03
MRS DENISE AINSCOW 11 GLANDULAS DRIVE MOCHDRE NEWTOWN POWYS SY16 4JB	ORD 0.1P DEF SHS 4.9	NIL NIL	3,000 3,000	10-DEC-03 01-APR-03
MRS BRIDGET AIRE 5 BALVIE AVENUE OLD DRUMCHAPEL GLASGOW G15 6UP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR SIMON PAUL AIREY 9 COMPTON FIELDS ELY CAMBRIDGESHIRE CB6 1ED	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS KERRY AITCHISON 24 MOULTRIE WAY UPMINSTER ESSEX RM14 1NB	ORD 0.1P DEF SHS 4.9	39,215 NIL	39,215	01-APR-03
MR ALISTAIR CARSWELL AITKEN THE DYKES PRESTON ROAD EAST LINTON EH40 3DR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS MAGDALENE AKALA 124 GLADSTONE ROAD LONDON SW19 1QW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR RODNEY CHARLES AKERS + MRS SANDRA AKERS 8 GREEN COURT SUNBURY ON THAMES MIDDLESEX TW16 7PX	ORD 0.1P DEF SHS 4.9	1,931 NIL	1,931	01-APR-03
MICHAEL PETER ALBRICH ESQ BIRCH TREE COTTAGE VERWOOD ROAD THREE LEGGED CROSS WIMBORNE DORSET BH21 6RP	ORD 0.1P DEF SHS 4.9	11,794 NIL	11,794	01-APR-03
MRS ELIZABETH ALDOUS ORCHARD COTTAGE FRESTON NR IPSWICH IP9 1AF	DEF SHS 4.9	NIL	5,000	01-APR-03
MRS ELIZABETH ALDOUS ORCHARD COTTAGE FRESTON NR IPSWICH IP9 1AF	ORD 0.1P	5,000		
MR HOWARD JOHN ALEXANDER COWBIT DROVE PINCHBECK SPALDING LINCOLNSHIRE PE11 3TG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR NICK ALEXANDER HIGHFIELD CROXLEY GREEN COPTHORNE CLOSE HERTS WD3 4AJ	ORD 0.1P	25,000		
MR CHRISTOPHER ALEXANDROU 7 SHELLEY AVENUE HORNCHURCH ESSEX RM12 4BT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID ALLAN MILL HOUSE NEWLANDS EAST LOTHIAN EH41 4PJ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR DAVID BARRY ALLEN 3 SHIRE CLOSE WATERLOOVILLE HAMPSHIRE PO7 8RQ	ORD 0.1P	25,000		
MR DOUGLAS JOHN ALLEN TPPF ACCT + MR ANTHONY JOHN SIMON 5-7 TURNHAM GREEN TERRACE LONDON W4 1RG	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR DOUGLAS JOHN ALLEN TPPF ACCT 5-7 TURNHAM GREEN TERRACE CHISWICK LONDON W4 1RG	ORD 0.1P DEF SHS 4.9	80,000 NIL	80,000	01-APR-03
+ MR ANTHONY JOHN SIMON 5 - 7 TURNHAM GREEN TERRACE CHISWICK LONDON W4 1RG				
+ JLT TRUSTEES (SOUTHERN) LTD 5 - 7 TURNHAM GREEN TERRACE				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   6

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
CHISWICK LONDON W4 1RG				
MR MICHAEL ALLEN + MRS MARY ROSINA ALLEN 12 EDEN CLOSE BACTON NORWICH NR12 0LP	ORD 0.1P	12,400		
MRS PATRICIA GWENDOLINE ALLEN CHATELET WONFORD CLOSE TADWORTH SURREY KT20 7QX	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
ROGER GEOFFREY ALLEN ESQ BRAMBLEDOWN HEADON RISE YORK LANE TOTLAND ISLE OF WIGHT PO39 OER	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
CALUM ALLISON ESQ THICKET MEADOWS NORTH NEWLANDS DRIVE MAIDENHEAD BERKSHIRE SL6 4LL	DEF SHS 4.9	NIL	6,530	01-APR-03
CALUM ALLISON ESQ THICKET MEADOWS NORTH NEWLANDS DRIVE MAIDENHEAD BERKSHIRE SL6 4LL	ORD 0.1P	6,530		
MRS JUNE ALLISON 320A WENDOVER ROAD WESTON TURVILLE AYLESBURY BUCKINGHAMSHIRE HP22 5TN	ORD 0.1P DEF SHS 4.9	655 NIL	635	01-APR-03
PETER ALLUM ESQ MANOR FARM SANDPIT HALL ROAD CHOBHAM SURREY GU24 8HA	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
MR MARK ALMOND 447 PRESTON OLD ROAD CHERRY TREE BLACKBURN LANCASHIRE BB2 5LZ	DEF SHS 4.9	NIL	2,000	01-APR-03
MR MARK ALMOND 447 PRESTON OLD ROAD CHERRY TREE BLACKBURN LANCASHIRE BB2 5LZ	ORD 0.1P	2,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JULIUS OLUSEGUN ALONGE 12C GUINNESS COURT SNOWFIELD ESTATE KIRBY GROVE LONDON SE1 3SX	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
MR JEB ALPHONSUS 28 LYSANDER DRIVE MARKET WEIGHTON YORK YO43 3NQ	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
DR DAVID JOSEPH ALSTON COTTESLOE GOLF LANE CHURCH BRAMPTON NORTHAMPTON NN6 8AY	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JEFFREY AMBROSE 83 KINGSBURY WAY KINGSWOOD HULL HU7 3JE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS PAMELA AMBROSE 39 OLIVES MEADOW UCKFIELD EAST SUSSEX TN22 1QY	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR SHASHIKANT SHIVABHAI AMIN 90 WICKHAM ROAD PARK LANGLEY BECKENHAM KENT BR3 6QH	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	07-JUL-03 01-APR-03
MR CHRISTOPHER DAVID AMIS 26 MASON STREET READING RG1 7PD	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
ANCHOR INVESTMENT MANAGEMENT SERVICES LIMITED BROOK HOUSE LLANDEVAUD NEWPORT GWENT NP18 2AA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR CORNELIUS ANDERSON 36 CURZON AVENUE STANMORE MIDDLESEX HA7 2AN	ORD 0.1P DEF SHS 4.9	27,000 NIL	7,000	01-APR-03
MRS EILEEN MARGARET ANDERSON 9 HARVEST CLOSE WINCHESTER HAMPSHIRE SO22 4DW	ORD 0.1P DEF SHS 4.9	630 NIL	800	01-APR-03
MR JAMES RINTOUL ANDERSON THE ROWANS 9 WEMYSSFIELD KIRKCALDY KY1 1XN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
THOMAS ANDERSON ESQ	PRIORY CLOSE CARTMEL GRANGE-OVER-SANDS CUMBRIA LA11 6QQ	ORD 0.1P	27,718		
+ MRS DAWN ANDERSON	WOLF COTTAGE FLOOKBURGH ROAD ALLITHWAITE GRANGE OVER SANDS CUMBRIA LA11 7RQ				
MR DAVID MATTHEW ANDREWS	102 THAMES DRIVE TAUNTON SOMERSET	ORD 0.1P DEF SHS 4.9	1,947 NIL	1,947	01-APR-03
MR ERIC JOHN ANDREWS	BREKY 69 HIGH ROAD LEAVENHEATH COLCHESTER CO6 4PE	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
ANDROMEDA INVESTMENTS LIMITED	JARDIN DU FORET MONT DU OEASNE ST BRUNARD JERSEY CHANNEL ISLANDS JE3 8EW	ORD 0.1P DEF SHS 4.9	45,000 NIL	45,000	01-APR-03
MR CARL MATTHEW ANDROSIUK	43 KINGSLEY ROAD ROTHWELL NORTHANTS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PETER ANGEL	13 MAYCOCK AVENUE ROTHERHAM SOUTH YORKSHIRE S61 3BQ	ORD 0.1P	NIL	87,526	05-FEB-04
MISS HEIDI THERESA ANTROBUS	180 BUCKLEY ROAD LEAMINGTON SPA CV32 7QN	ORD 0.1P	NIL	4,975	11-SEP-03
APOLLO NOMINEES LTD AGE ACCT	1 FINSBURY AVENUE LONDON EC2M 2PP	ORD 0.1P	NIL	250,000 150,000	15-SEP-03 01-OCT-03
ARBUTHNOT LATHAM (NOMINEES) LIMITED AFM ACCT	ROYEX HOUSE ALDERMANBURY SQUARE LONDON EC2V 7HR	DEF SHS 4.9	NIL	2,377,916	01-APR-03
ARBUTHNOT LATHAM (NOMINEES) LIMITED AFM ACCT	ROYEX HOUSE ALDERMANBURY SQUARE LONDON EC2V 7NU	ORD 0.1P	1,300,502	25,000 60,000 20,000 60,000 20,000 15,000 40,000 20,000	27-FEB-03 06-MAR-03 28-MAR-03 02-APR-03 04-APR-03 04-JUN-03 25-JUN-03 27-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   9

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			75,000	25-JUL-03
			15,000	08-AUG-03
			40,000	08-SEP-03
			9,000	23-SEP-03
			40,000	17-OCT-03
			20,000	11-NOV-03
			120,000	11-NOV-03
			60,000	11-NOV-03
			110,000	11-NOV-03
			50,000	17-DEC-03
			60,000	17-DEC-03
			60,000	17-DEC-03
			25,000	23-DEC-03
			17,500	23-DEC-03
			80,000	23-DEC-03
			15,000	24-DEC-03
			5,000	09-JAN-04
			20,914	09-JAN-04
			60,000	02-FEB-04
			60,000	10-FEB-04
ARBUTHNOT LATHAM (NOMINEES) LIMITED CHY ACCT ROYEX HOUSE ALDERMANBURY SQUARE LONDON EC2V 7NU	DEF SHS 4.9	NIL	70,000	01-APR-03
ARBUTHNOT LATHAM (NOMINEES) LIMITED CHY ACCT ROYEX HOUSE ALDERMANBURY SQUARE LONDON EC2V 7NU	ORD 0.1P	NIL	70,000	24-DEC-03
MR JOHN MICHAEL ARCHER THREE WILLOWS TURVEY ROAD ASTWOOD BUCKINGHAMSHIRE MK16 9JX	ORD 0.1P / DEF SHS 4.9	25,000 / NIL	25,000	01-APR-03
MR JOHN MICHAEL ARCHER THREE WILLOWS TURVEY ROAD ASTWOOD BUCKS MK16 9JX	ORD 0.1P	3,283,333	800,000	24-DEC-03
MRS LISA KAREN ARCHER 9 THRIFT VIEW BEDFORD ROAD CRANFIELD BEDFORD MK43 OHA	ORD 0.1P	NIL	150,000	22-JAN-04
MS LISA KAREN ARCHER THREE WILLOWS TURVEY ROAD ASTWOOD BUCKINGHAMSHIRE MK16 9JX	ORD 0.1P	1,000,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
S ARCHIBALD	C/O ALBERT FOX FOX ASSOCIATES 1 BAYHAM STREET LONDON NW1 0ER	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR GEOFFREY GEORGE RICHARD ARGENT	THE COTTAGE 41A BROADWATER DOWN TUNBRIDGE WELLS KENT TN2 5NU	ORD 0.1P	1,000,000		
MR TERENCE ARMSTRONG	ROSE COTTAGE ST. GILES ROAD SWANTON NOVERS MELTON CONSTABLE NORFOLK NR24 2RB	ORD 0.1P DEF SHS 4.9	3,367 NIL	3,367	01-APR-03
MR WILLIAM ARMSTRONG	62 VICTORIA AVENUE EAST NR BLACKLEY MANCHESTER M9 6HB	ORD 0.1P DEF SHS 4.9	3,511 NIL	3,511	01-APR-03
ASCO NOMINEES LIMITED PAPEROUT ACCT	3PD FLOOR ALEXANDRA BUILDINGS QUEEN STREET MANCHESTER M2 5JJ	ORD 0.1P	NIL	10,000 10,000 3,685	24-JUN-03 26-JUN-03 07-JUL-03
MR JOHN ASH	29 COALMANS WAY BURNHAM SLOUGH BUCKINGHAMSHIRE SL1 7NX	ORD 0.1P	37,735		
MR ROGER HENRY ASHBOLT + MRS PATRICIA ANN ASHBOLT	81 MOUNTNESSING ROAD BILLERICAY ESSEX CM12 9EZ	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR STEPHEN MICHAEL ASHE	1 SCRIBERS LANE HALL GREEN BIRMINGHAM WEST MIDS B28 0NY	ORD 0.1P DEF SHS 4.9	841 NIL	841	01-APR-03
JOHN RAYMOND ASHFORD ESQ	FLAT 5 COMPTON HOUSE PALERMO ROAD TORQUAY DEVON TQ1 3NW	ORD 0.1P	65,000		
MRS LAURA ASHLEY	36 CHARNWOOD DRIVE LEICESTER FOREST EAST LEICESTER LE3 3HL	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR STEVEN PAUL ASHMORE	12 MEDLOCK ROAD HANSWORTH SHEFFIELD S13 9AY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR IAN FREDERICK ASHWOOD	9 WESTERN AVENUE WOODLEY READING BERKSHIRE RG5 3BJ	ORD 0.1P	32,258		
MRS CELIA ELIZABETH ASKWITH	WEST WINDS ROCK CORNWALL PL27 6LP	ORD 0.1P DEF SHS 4.9	3,161 NIL	3,161	01-APR-03
ASSET NOMINEES LIMITED	PO BOX 82 TADWORTH SURREY KT20 6LE	ORD 0.1P DEF SHS 4.9	154,250 NIL	5,000 159,250	09-APR-03 01-APR-03
MRS ELIZABETH ASTON	COACH HOUSE BRUNSWICK ROAD KINGSTON KT2 6SB	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR INDERJIT SINGH ATHWAL	15 CRESTWOOD CLOSE BRADFORD WEST YORKSHIRE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
RICHARD FRANCIS ATKINSON ESQ	39 THE HEDGEROWS NORTHFLEET KENT DA11 8BE	ORD 0.1P DEF SHS 4.9	38,550 NIL	7,100	01-APR-03
MR ANANDARAJAH ATPUTHARAJAH	112 HILLVIEW CRESCENT SINGAPORE 669505	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR AMARJIT SINGH ATTWAL	458 LONDON ROAD LEICESTER LE2 2PP	ORD 0.1P DEF SHS 4.9	10,691 NIL	10,691	01-APR-03
MR PAUL CANUTE AUGUSTINE	53 FOWLER ROAD FOREST GATE LONDON E7 0AU	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
AURUM NOMINEES LIMITED A00536 ACCT	3 GEORGES DOCK IFSC DUBLIN 1 IRELAND	ORD 0.1P	197,000		
MR GRAHAM NEIL AUSTIN	8 DUNKIRK ROAD BIRKDALE SOUTHPORT PR8 5AB	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR STEPHEN FITZGERALD AUSTIN	VESTERFALLEDVEJ 55,05 1750 COPENHAGEN V DENMARK AA1 1FF	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS JANE AVELING	THE OLD FORGE 6 BRIDGE STREET DEEPING ST JAMES PETERBOROUGH CAMBS PE6 8HA	ORD 0.1P DEF SHS 4.9	3,617 NIL	3,617	01-APR-03
MR RUSSELL LUKE AWANG	94 WEMBDON ROAD BRIDGWATER SOMERSET TA6 7QS	ORD 0.1P	NIL	153,846	28-JUL-03
GARY AXE ESQ + MRS PATRICIA CONSTANCE AXE	112 WINGLETYE LANE HORNCHURCH ESSEX RM11 3AU	ORD 0.1P DEF SHS 4	10,000 NIL	30,000 40,000	02-APR-03 01-APR-03
MR KENNETH ANTHONY AXFORD	446 FOX HOLLIES ROAD HALL GREEN BIRMINGHAM B28 8RN	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR TIM AYLING	34 SOUTH KNIGHTON ROAD STONEYGATE LEICESTER LEICESTERSHIRE LE2 3LP	ORD 0.1P DEF SHS 4.9	9,000 NIL	1,000 9,000	25-FEB-03 01-APR-03
MR MOHAMMED AZAM	7 BRITANNIA GARDENS ROWLEY REGIS WEST MIDLANDS B65 0NT	ORD 0.1P	NIL	20,000	25-JUL-03
MR WILLIAM PETER AZZI	8 SHEPPY PLACE GRAVESEND KENT DA12 1BT	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
B & J OVENDEN (HOLDINGS) LIMITED	27 ATHOL STREET DOUGLAS ISLE OF MAN IM1 1LB	ORD 0.1P DEF SHS 4.9	108,750 NIL	108,750	01-APR-03
STEPHEN BACK ESQ	FAIRLIGHT KINGSTON HILL KINGSTON UPON THAMES SURREY KT2 7LX	ORD 0.1P	NIL	500,000	24-OCT-03
MR RUSSELL BACON	13 WOODLANDS AVENUE RAYLEIGH ESSEX SS6 7RD	ORD 0.1P	NIL	30,798	07-OCT-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR CHRISTOPHER JAMES BADDELEY OAKWOOD STONE STREET CROWFIELD IPSWICH SUFFOLK IP6 9TA	ORD 0.1P DEF SHS 4.9	1,000 NIL	 1,000	 01-APR-03
MRS BERYL IRENE BAGLEY 18 AVONBANK PADDOCKS SOUTHERN LANE STRATFORD-UPON-AVON CV37 6BH	ORD 0.1P	150,000		
MRS HELEN PATRICIA BAGSHAW 21 BRACKLEY ROAD CROUGHTON NR BRACKLEY NN13 5PP	ORD 0.1P DEF SHS 4.9	1,000 NIL	 1,000	 01-APR-03
MR MILES WILLOUGHBY BAIGENT 13 ABBEY DRIVE JORDAN HILL GLASGOW SCOTLAND G14 9JZ	ORD 0.1P DEF SHS 4.9	5,750 NIL	 5,750	 01-APR-03
MR ALAN BAILEY 89G DENMARK HILL CAMBERWELL LONDON SE5 8AA	ORD 0.1P	NIL	38,805 18,119 5,000	25-JUN-03 30-JUN-03 30-JUL-03
MR JONATHAN PETER BAILEY + MRS GILLIAN NICOLA BAILEY 6 TEAL CLOSE SELSDON SURREY CR2 8SU	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03
MRS DEE BAILLIE 5 COOMBE MEADOWS CHILLINGTON KINGSBRIDGE SOUTH DEVON TQ7 2JL	ORD 0.1P DEF SHS 4.9	4,000 NIL	 4,000	 01-APR-03
PATRICK BAIRD ESQ 26 GREER PARK DRIVE BELFAST BT8 7YQ	ORD 0.1P DEF SHS 4.9	1,200 NIL	 1,200	 01-APR-03
MR ADRIAN MARK BAKER CHERRY TREE COTTAGE 69 HIGH STREET NORTHCHURCH HERTFORDSHIRE HP4 3QH	ORD 0.1P DEF SHS 4.9	2,160 NIL	 2,160	 01-APR-03
MR ANDREW CLIVE BAKER 4 ARTHURS COURT 13 ORCHARD ROAD STREET SOMERSET BA16 0BT	ORD 0.1P	NIL	10,000	17-JUL-03
MR KEITH DEXTER RONALD BAKER 119 MARLBOROUGH ROAD SWINDON WILTS SN3 1NJ	ORD 0.1P	15,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR LEWIS ALAN BAKER	55 SHENSTONE ROAD GREAT BARR BIRMINGHAM B43 5LW	ORD 0.1P	50,000		
MR PAUL JONATHAN BAKER	4 WYCH HILL PARK WOKING SURREY GU22 0HF	DEF SHS 4.9	NIL	3,464	01-APR-03
MR PAUL JONATHAN BAKER	4 WYCH HILL PARK WOKING SURREY GU22 0HF	ORD 0.1P	NIL	3,464	30-JUL-03
MR RAJEEV BAKSHI	1500 GREENFORD ROAD SUDBURY HILL GREENFORD MIDDX UB6 0HP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR DAVID BALBACH	4 GREETLANDS ROAD TUNSTALL SUNDERLAND SR2 9EB	ORD 0.1P DEF SHS 4.9	2,857 NIL	2,857	01-APR-03
MATHEW OSWALD TWINE BALDWIN ESQ	10 STONE ROAD BROMLEY KENT BR2 9AU	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MATTHEW OSWALD TWINE BALDWIN ESQ	10 STONE ROAD BROMLEY KENT BR2 9AU	ORD 0.1P DEF SHS 4.9	190,000 NIL	110,000	01-APR-03
MR PETER ALAN BALISTRARI	2 WEIR VIEW CHARMINSTER DORCHESTER DORSET DT2 9QY	ORD 0.1P	6,734		
MR CHESTER RICHARD BALL	8 WIELAND ROAD NORTHWOOD MIDDLESEX HA6 3QU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
CLIVE ANDREW BALL ESQ	291C BRANT ROAD LINCOLN LINCOLNSHIRE LS 9AB	ORD 0.1P DEF SHS 4.9	3,424 NIL	3,424	01-APR-03
MR JOHN WILLIAM BALL	41 CORONATION RD CROSBY LIVERPOOL L23 5RD	ORD 0.1P	15,000		
MR KEITH RICHARD DOUGLAS BALLARD	16 COLNEIS ROAD FELIXSTOWE SUFFOLK IP11 9HF	ORD 0.1P DEF SHS 4.9	2,750 NIL	750	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ERIC DOUGLAS BAMFORTH 137 UPPER HALLIFORD ROAD SHEPPERTON MIDDLESEX TW17 8SN	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR SOLOMON BAMIDELE 9 GLENALLEN HOUSE NORTH END CRESCENT WEST KENSINGTON W14 8TF	ORD 0.1P	40,000		
BANCA IMI (NOMINEES) LTD IMIW ACCT WREN HOUSE 15 CARTER LANE LONDON EC4V 5EY	DEF SHS 4.9	NIL	777,555	01-APR-03
MARTIN NOEL BANDELOW ESQ 5 IMPERIAL LODGE IMPERIAL AVENUE WESTCLIFF-ON-SEA ESSEX SS0 8NG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS REBECCA JANE BANHAM 40 HIGH FIELDS DUNMOW ESSEX CM6 1EE	ORD 0.1P DEF SHS 4.9	1,726 NIL	1,726	01-APR-03
THE BANK OF NEW YORK (NOMINEES) LIMITED 1 CANADA SQUARE LONDON E14 5AL	DEF SHS 4.9	NIL	40,000	01-APR-03
THE BANK OF NEW YORK (NOMINEES) LIMITED 1 CANADA SQUARE LONDON E14 5AL	ORD 0.1P	10,000	250,000 30,000	10-SEP-05 07-OCT-03
THE BANK OF NEW YORK (NOMINEES) LIMITED MIA ACCT 1 CANADA SQUARE LONDON E14 5AL	DEF SHS 4.9	NIL	20,000	01-APR-03
THE BANK OF NEW YORK (NOMINEES) LIMITED MIA ACCT 1 CANADA SQUARE LONDON E14 5AL	ORD 0.1P	120,000	20,000	10-MAR-03
THE BANK OF NEW YORK (NOMINEES) LIMITED BPMPI ACCT 1 CANADA SQUARE LONDON E14 5AL	ORD 0.1P	800,000		
MRS LINDA BANKS CHAFFOLDS 48 SPRINGVALE ROAD KINGS WORTHY WINCHESTER HANTS SO23 7LZ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR NICHOLAS ARTHUR BANNAN 222 BLOCK LANE CHADDERTON OLDHAM LANCASHIRE OL9 7QB	ORD 0.1P DEF SHS 4.9	7,000 NIL	1,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR MICHAEL ROBERT BANTIN	45 CURTIS WOOD PARK ROAD HERNE BAY KENT CT6 7TZ	ORD 0.1P	NIL	150,000	27-JAN-04
STEVEN BARBER ESQ	4, MEADOWCROFT MOTTRAM HYDE CHESHIRE SK14 6TB	ORD 0.1P	73,992		
MR PIRJO MARJATTA BARCLAY	25 HEMWOOD ROAD WINDSOR BERKSHIRE SL4 4YX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
BARCLAYS NOMINEES (JERSEY) LIMITED J1890 ACCT	PO BOX 8 13 LIBRARY PLACE ST HELIER JERSEY JE4 8NE	ORD 0.1P DEF SHS 4.9	2,192 NIL	2,192	01-APR-03
BARCLAYS STOCKBROKERS LIMITED BBDEALS ACCT	TAY HOUSE 300 BATH STREET GLASGOW G2 4JR	ORD 0.1P	NIL	34,040 30,000 7,296 10,000 25,000 75,000 150,000 33,333 36,697 26,010 25,000 250,000 117,646 41,000 57,142 22,000 10,000 50,000 50,000	27-JUN-03 27-JUN-03 30-JUN-03 30-JUN-03 30-JUN-03 01-JUL-03 01-JUL-03 01-JUL-03 03-JUL-03 10-JUL-03 15-JUL-03 25-JUL-03 28-JUL-03 29-JUL-03 29-JUL-03 29-JUL-03 18-AUG-03 27-AUG-03 27-AUG-03
BARCLAYS STOCKBROKERS LIMITED PURCHCER ACCT	TAY HOUSE 300 BATH STREET GLASGOW G2 4JR	ORD 0.1P	203,748	15,000 30,000 153,846 23,793 50,000 50,000 15,000 30,000 65,000 150,829 10,000 3,000 5,025	26-FEB-03 20-MAR-03 01-MAY-03 21-MAY-03 04-JUN-03 17-JUN-03 25-JUN-03 27-JUN-03 27-JUN-03 27-JUN-03 27-JUN-03 27-JUN-03 30-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RC2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			10,000	30-JUN-03
			5,050	30-JUN-03
			10,000	30-JUN-03
			10,000	01-JUL-03
			8,672	01-JUL-03
			27,178	01-JUL-03
			20,000	01-JUL-03
			141,818	01-JUL-03
			87,950	01-JUL-03
			20,000	01-JUL-03
			13,333	01-JUL-03
			25,000	01-JUL-03
			10,000	01-JUL-03
			8,593	01-JUL-03
			81,699	01-JUL-03
			9,000	01-JUL-03
			34,782	02-JUL-03
			10,000	02-JUL-03
			50,000	02-JUL-03
			50,000	02-JUL-03
			25,000	03-JUL-03
			10,000	03-JUL-03
			62,015	04-JUL-03
			114,285	04-JUL-03
			10,000	09-JUL-03
			5,763	09-JUL-03
			10,000	10-JUL-03
			50,000	10-JUL-03
			35,776	10-JUL-03
			33,670	11-JUL-03
			200,000	15-JUL-03
			50,000	15-JUL-03
			41,111	15-JUL-03
			70,000	15-JUL-03
			5,000	16-JUL-03
			8,200	16-JUL-03
			10,909	21-JUL-03
			50,000	21-JUL-03
			125,000	21-JUL-03
			50,000	21-JUL-03
			50,000	23-JUL-03
			50,000	25-JUL-03
			11,000	28-JUL-03
			7,500	28-JUL-03
			20,000	28-JUL-03
			13,012	28-JUL-03
			35,000	28-JUL-03
			10,000	28-JUL-03
			17,500	29-JUL-03
			10,000	29-JUL-03
			30,000	29-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			54,054	29-JUL-03
			10,000	29-JUL-03
			22,222	30-JUL-03
			73,389	30-JUL-03
			2,000	30-JUL-03
			5,000	31-JUL-03
			50,000	01-AUG-03
			57,971	04-AUG-03
			32,500	06-AUG-03
			2,000	08-AUG-03
			10,000	11-AUG-03
			9,510	13-AUG-03
			10,000	14-AUG-03
			40,000	14-AUG-03
			15,807	14-AUG-03
			50,000	20-AUG-03
			6,000	01-SEP-03
			30,798	03-SEP-03
			25,000	12-SEP-03
			17,142	15-SEP-03
			50,000	15-SEP-03
			10,000	15-SEP-03
			15,000	23-SEP-03
			30,000	24-SEP-03
			30,000	25-SEP-03
			50,000	98-OCT-03
			25,000	09-OCT-03
			31,604	10-OCT-03
			50,000	14-OCT-03
			40,000	15-OCT-03
			25,000	22-OCT-03
			63,492	28-OCT-03
			4,500	29-OCT-03
			33,472	30-OCT-03
			8,680	07-NOV-03
			50,000	19-NOV-03
			18,527	27-NOV-03
			10,000	02-DEC-03
			10,000	05-DEC-03
			50,000	05-JAN-04
			74,131	16-JAN-04
			10,000	19-JAN-04
			11,000	26-JAN-04
			200,000	26-JAN-04
			20,000	27-JAN-04
			10,000	27-JAN-04
			7,817	27-JAN-04
			4,000	27-JAN-04
			2,000	28-JAN-04
			1,000	28-JAN-04
			60,000	29-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....					
				31,473	02-FEB-04
				11,428	02-FEB-04
				7,000	05-FEB-04
				57,249	09-FEB-04
				500	11-FEB-04
BARCLAYS STOCKBROKERS LIMITED	TAY HOUSE	ORD 0.1P	NIL	10,000	17-APR-03
SALESCER ACCT	300 BATH STREET			22,655	22-APR-03
	GLASGOW G2 4JR			20,000	01-JUL-03
				50,000	02-JUL-03
				13,637	04-JUL-03
				30,000	11-JUL-03
				10,000	17-JUL-03
				50,000	29-JUL-03
				153,846	04-AUG-03
				41,111	04-AUG-03
				200,000	06-AUG-03
				50,000	15-AUG-03
				50,000	27-AUG-03
				50,000	27-AUG-03
				50,000	27-AUG-03
				25,000	28-AUG-03
				50,000	28-AUG-03
				40,000	04-SEP-03
				10,000	30-SEP-03
				30,798	08-OCT-03
				35,776	21-OCT-03
				50,000	29-OCT-03
				15,000	01-DEC-03
				25,000	27-JAN-04
				100,000	29-JAN-04
				31,604	02-FEB-04
				87,526	11-FEB-04
BARCLAYSHARE NOMINEES LIMITED	54 LOMBARD STREET	DEF SHS 4.9	NIL	712,363	01-APR-03
	LONDON EC3P 3AH				
BAPCLAYSHARE NOMINEES LIMITED	54 LOMBARD STREET	ORD 0.1P	9,907,884	4,764	01-APR-03
	LONDON EC3P 3AH			7,847	04-APR-03
				100,000	17-JUN-03
				50,000	18-JUN-03
				55,000	18-JUN-03
				50,000	18-JUN-03
				75,000	18-JUN-03
				49,499	19-JUN-03
				55,373	19-JUN-03
				100,000	19-JUN-03
				65,454	19-JUN-03
				10,000	20-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			8,455	20-JUN-03
			15,769	20-JUN-03
			65,650	20-JUN-03
			50,000	20-JUN-03
			50,000	20-JUN-03
			222,223	23-JUN-03
			30,029	23-JUN-03
			100,000	23-JUN-03
			5,000	23-JUN-03
			50,000	23-JUN-03
			25,000	23-JUN-03
			10,000	23-JUN-03
			50,000	23-JUN-03
			15,000	23-JUN-03
			25,000	23-JUN-03
			150,000	23-JUN-03
			25,000	24-JUN-03
			5,000	24-JUN-03
			23,663	24-JUN-03
			22,000	24-JUN-03
			15,000	24-JUN-03
			6,239	25-JUN-03
			5,982	25-JUN-03
			10,000	26-JUN-03
			15,040	27-JUN-03
			46,000	30-JUN-03
			20,000	30-JUN-03
			250,000	01-JUL-03
			7,770	01-JUL-03
			25,000	01-JUL-03
			50,000	01-JUL-03
			50,000	01-JUL-03
			750,000	01-JUL-03
			15,384	09-JUL-03
			70,000	14-JUL-03
			5,000	16-JUL-03
			58,824	21-JUL-03
			35,000	21-JUL-03
			50,000	24-JUL-03
			78,400	25-JUL-03
			140,000	28-JUL-03
			108,423	28-JUL-03
			41,281	28-JUL-03
			295,722	30-JUL-03
			167,880	30-JUL-03
			4,630	11-AUG-03
			18,488	18-AUG-03
			20,000	19-AUG-03
			50,000	20-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			130,115	20-AUG-03
			130,000	20-AUG-03
			25,744	20-AUG-03
			7,412	21-AUG-03
			32,021	21-AUG-03
			27,931	26-AUG-03
			119,205	27-AUG-03
			24,000	03-SEP-03
			5,454	08-SEP-03
			35,055	08-SEP-03
			10,000	08-SEP-03
			20,000	08-SEP-03
			10,000	08-SEP-03
			10,000	16-SEP-03
			60,024	22-SEP-03
			28,985	29-SEP-03
			50,000	29-SEP-03
			80,000	29-SEP-03
			250,000	02-OCT-03
			13,000	07-OCT-03
			72,705	13-OCT-03
			30,788	13-OCT-03
			100,000	13-OCT-03
			25,000	20-OCT-03
			34,591	20-OCT-03
			50,000	20-OCT-03
			200,000	29-OCT-03
			200,000	29-OCT-03
			200,000	29-OCT-03
			100,000	30-OCT-03
			100,000	26-NOV-03
			10,000	02-DEC-03
			50,000	03-DEC-03
			50,000	04-DEC-03
			150,000	10-DEC-03
			50,000	11-DEC-03
			100,000	18-DEC-03
			80,000	18-DEC-03
			100,000	18-DEC-03
			15,873	22-DEC-03
			4,500	23-DEC-03
			15,000	23-DEC-03
			200,000	24-DEC-03
			7,000	30-DEC-03
			35,000	02-JAN-04
			4,212	05-JAN-04
			9,000	13-JAN-04
			33,445	13-JAN-04
			35,000	14-JAN-04
			80,000	14-JAN-04
			2,500	15-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			200,000	16-JAN-04
			19,994	19-JAN-04
			58,148	19-JAN-04
			106,374	19-JAN-04
			50,000	20-JAN-04
			60,432	20-JAN-04
			16,682	21-JAN-04
			31,747	27-JAN-04
			130,000	28-JAN-04
			37,037	28-JAN-04
			91,083	28-JAN-04
			65,000	30-JAN-04
			14,000	02-FEB-04
			16,393	03-FEB-04
			50,125	06-FEB-04
			108,476	10-FEB-04
			7,000	11-FEB-04
			6,349	11-FEB-04
			100,000	11-FEB-04
MISS EMMA THERESE BARDOLPH C/O S P ANGEL AND COMPANY BIIBA HOUSE 14 BEVIS MARKS LONDON EC3A 7AP	ORD 0.1P DEF SHS 4.9	NIL NIL	20,000 20,000	27-NOV-03 01-APR-03
MISS HEATHER MARGARET BARKER 26 SKELWITH ROAD LONDON W6 9EX	ORD 0.1P	NIL	50,000	20-JAN-04
MR JAMES FRANK BARKER 22 CHERRY WALK BROMLEY KENT BR2 7LT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JOHN ALFRED BARKER 14 FOREST RIDGE KESTON PARK KESTON KENT BR2 6EQ	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MRS BRENDA BARKWILL STAPLAKE BARNS STAPLAKE LANE STARCROSS DEVON EX6 8QT	ORD 0.1P	NIL	75,000	10-SEP-03
NATHAN ROBERT BARKWILL ESQ STAPLAKE BARNS STAPLAKE LANE STARCROSS EXETER DEVON EX6 8QT	ORD 0.1P	680	39,000	04-JUL-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JONATHAN BROMLEY BARKWITH	PLAS UCHA MEYRICK SQUARE DOLGELLAU LL40 1LS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
BARNARD NOMINEES LTD 9T0007S ACCT	17-21 NEW CENTURY ROAD LAINDON BASILDON ESSEX SS15 6AG	ORD 0.1P	NIL	100,000 50,000	17-JUL-03 21-JUL-03
BARNARD NOMINEES LTD PAPEROUT ACCT	17-21 NEW CENTURY ROAD LAINDON BASILDON ESSEX SS15 6AG	ORD 0.1P	NIL	20,000	30-JUN-03
DR GRAHAM JOHN BARNBY	GARDEN HOUSE SUDBURY HILL HARROW-ON-HILL MIDDLESEX HA1 3NA	ORD 0.1P DEF SHS 4.9	10,000 NIL	5,000	01-APR-03
MR REGINALD PHILLIP BARNES	109 SHELDRAKE DRIVE IPSWICH SUFFOLK	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR RODGER IAN BARNES + MRS HAZEL GILLIAN BARNES	172 HAVANT ROAD HAYLING ISLAND HAMPSHIRE PO11 0LJ	ORD 0.1P DEF SHS 4.9	NIL NIL	8,000 8,000	12-JUN-03 01-APR-03
MR ANDREW DERRICK BARR SIM	PEPPERCORNS S⁻ JOHNS ROAD CROWBOROUGH EAST SUSSEX TN6 1RW	ORD 0.1P DEF SHS 4.9	2,173 NIL	2,173	01-APR-03
MRS JACQUELINE DORA BARRACK	SAMARA 7 ELM PARK ARBROATH DD11 3DU	ORD 0.1P DEF SHS 4.9	2,402 NIL	2,402	01-APR-03
MR GILES NICHOLAS BARRACLOUGH	66 WEST WAY BOTLEY OXFORD OX2 9JT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
BARRATT AND COOKE NOMINEES LIMITED BGHT0001 ACCT	5 OPIE STREET NORWICH NORFOLK NR1 3DW	ORD 0.1P	NIL	15,000 111,000 32,000	26-JUN-03 17-JUL-03 05-FEB-04
MRS JOAN MARY BARRATT	59 BODEN ROAD WALL GREEN BIRMINGHAM WEST MIDLANDS B28 9DL	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SUSAN GERALDINE BARRETT 23 COLLEGE CLOSE ROWLANDS CASTLE HANTS PO9 6AJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR AUGUSTUS EDGAR BARRON + MRS RUTH KATHLEEN BARRON 25 MEDINA WAY FRIARS CLIFF CHRISTCHURCH DORSET BH23 4EL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS KIM BARRON 25 BROWN LANE BAMBER BRIDGE PRESTON LANCASHIRE PR5 6YB	ORD 0.1P	25,000		
MRS VALERIE BARUCH 88 BRAMLEY ROAD LONDON N14 4HS	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MR MAHMUD SULTAN BASHIR 13 PASTURE ROAD WEMBLEY MIDDX HA0 3JB	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN MORTIMER BATCHELOR 26 LINGWOOD AVENUE MUDEFORD CHRISTCHURCH DORSET BH23 3JT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR WILLIAM BATEMAN 2 GLEN STREET GREENOCK RENFREWSHIRE PA16 8BN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS EWA DANUTA BATOR 12 CARDINGTON CLOSE NOTTINGHAM NG5 5BT	ORD 0.1P DEF SHS 4.9	2,011 NIL	2,011	01-APR-03
MR COLIN ARNOLD BATT + MRS MELANIE ANN BATT FOREST LODGE BUCK STREET CHALLOCK ASHFORD, KENT TN25 4AR	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR DAVID ARTHUR BATT 56 RIPSTONE GARDENS WHIGHFIELD SOUTHAMPTON SO17 3RE	ORD 0.1P DEF SHS 4.9	230,000 NIL	100,000	01-APR-03
MRS WENDY BATTRICK 32 TABARD GARDENS NEWPORT PAGNELL BUCKS MK16 0LX	ORD 0.1P DEF SHS 4.9	1,400 NIL	1,400	01-APR-03
MR STEVEN BATTS 23 KELSTON ROAD ILFORD ESSEX IG6 2EJ	ORD 0.1P DEF SHS 4.9	2,431 NIL	2,431	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ANDREW JOHN BAXTER 15 STAPLEFORD CLOSE WOODLEY ROMSEY HAMPSHIRE SO51 7HU	ORD 0.1P DEF SHS 4.9	NIL NIL	2,000 4,000	22-SEP-03 01-APR-03
MR ANDREW JOHN BAXTER 15 STAPLEFORD CLOSE WOODLEY ROMSEY HAMPSHIRE SO51 7HU	ORD 0.1P	NIL	8,000	23-JUL-03
MR IAN JAMES BAXTER 19 FARLEY ROAD SELSDON SURREY CR2 3DB	ORD 0.1P	NIL	18,181	13-AUG-03
MR ROLAND JENKINS BEACHAM + MRS JANET BEACHAM 24 ABBEY ROAD ENFIELD MIDDLESEX EN1 2QL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR PAUL THOMAS BEADLES 9 WHITEBEAM DRIVE CROXTETH PARK LIVERPOOL L12 0AU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RICHARD ARTHUR ST JOHN BEALE 3 WESTFIELD ROAD WOKING SURREY GU22 9LZ	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR EUGENE NICHOLAS BEARDSHAIL 31 MEMORIAL AVENUE CREWKERNE SOMERSET TA18 8DQ	ORD 0.1P	5,000		
LEONARD ALFRED BEARFIELD ESQ WALLBURYS STORTFORD ROAD HATFIELD HEATH BISHOP'S STORTFORD CM22 7DL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
BARRINGTON BEAVIS ESQ 16 PUMP CLOSE LEYBOURNE WEST MALLING KENT ME19 5HH	DEF SHS 4.9	NIL	15,000	01-APR-03
BARRINGTON BEAVIS ESQ 16 PUMP CLOSE LEYBOURNE WEST MALLING KENT ME19 5HH	ORD 0.1P	15,000		
MR JOE THWAITES BEDFORD 08 PEEP GREEN ROAD LIVERSEDGE W YORKSHIRE WF15 8AQ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   26

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN BARRY BEECH 18 WHITEOAKS ROAD OADBY LEICESTER LE2 5YL	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR PETER CHARLES BEER 1 HAM LANE LENHAM MAIDSTONE KENT ME17 2LJ	ORD 0.1P	5,714		
MRS TRACY BEIRNE CALDRA ELPHIN CO ROSCOMMON IRISH REPUBLIC	ORD 0.1P	15,000		
MR PAUL STEPHEN BELENGER 7 MEADOW WAY FAWLEY SOUTHAMPTON HANTS SO45 1FP	ORD 0.1P DEF SHS 4.9	3,300 NIL	3,300	01-APR-03
MR CHRISTOPHER PAUL BELL 20 THE CHEQUERS BISHOPS PARK BISHOPS STORTFORD HERTS CM23 4BX	DEF SHS 4.9	NIL	5,000	01-APR-03
MR CHRISTOPHER PAUL BELL 20 THE CHEQUERS BISHOPS PARK BISHOPS STORTFORD HERTS CM23 4BX	ORD 0.1P	5,000		
MR MICHAEL TIMOTHY BELL 32 RYDAL WAY WHITE COURT BLACK NOTLEY BRAINTREE ESSEX CM7 8UG	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR NATHAN JAMES BELL 2 HEDNESFORD STREET CANNOCK STAFFORDSHIRE WS11 1DJ	ORD 0.1P	NIL	100,000	09-JAN-04
MR PETER JEFFREY BELL 9 LYTTON AVENUE LETCHWORTH HERTFORDSHIRE SG6 3HT	ORD 0.1P DEF SHS 4.9	1,117 NIL	1,117	01-APR-03
MR FRANCIS CONRAD BELOK 11 PENGROVE SHREWSBURY SHROPSHIRE SY3 7LE	ORD 0.1P DEF SHS 4.9	2,178 NIL	2,178	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MERVYN BENFORD CLOUDSHILL COTTAGE HIGH STREET SHUTFORD BANBURY OXON OX15 6PQ	ORD 0.1P DEF SHS 4.9	900 NIL	900	01-APR-03
MRS ELAINE MARGARET BENNET 71 KINGSFIELD ROAD WATFORD HERTS WD1 4PP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR KRISTIAN BENNETT 22 BRAEMAR AVENUE CHELMSFORD ESSEX CM2 9PW	ORD 0.1P	30,769		
MR RICHARD STANLEY BENNETT ROOK FARM CHAPEL LANE OLDBURY ON SEVERN BRISTOL BS35 1PL	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
MRS KALBINDER BENNING 2 BEECHWOOD GARDENS GANTS HILL ILFORD ESSEX IG5 0AE	ORD 0.1P DEF SHS 4.9	3,250 NIL	3,250	01-APR-03
MR PAUL BENNING 2 BEECHWOOD GARDENS GANTS HILL ILFORD ESSEX IG5 0AE	ORD 0.1P DEF SHS 4.9	3,250 NIL	3,250	01-APR-03
BENSON NOMINEES LIMITED PO BOX 293 20 FARRINGDON ROAD LONDON EC1M 3NH	ORD 0.1P	NIL	19,445	26-FEB-03
MR PETER GEORGE BENSON 74 DEAN COURT ROAD ROTTINGDEAN BRIGHTON EAST SUSSEX BN2 7DJ	ORD 0.1P DEF SHS 4.9	8,510 NIL	8,510	01-APR-03
MR TOBIAS BENSON 54 HENDON HALL COURT PARSON STREET LONDON NW4 1QY	ORD 0.1P DEF SHS 4.9	NIL NIL	15,000 15,000	23-SEP-03 01-APR-03
ANDREW BENTLEY ESQ THE BARN MAIN STREET THORPE NOTTINGHAMSHIRE NG23 5PX	ORD 0.1P	NIL	103,797	18-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
JULIAN MUNGO PARK BENTON ESQ	FOLLY FARM TETBURY GLOUCESTERSHIRE GL8 8XA	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR FREDERIC CHARLES BERNARDES	6 HIGHCLIFFE 32 ALBEMARLE ROAD BECKENHAM KENT BR3 5HJ	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
MRS AMANDA JANE BERRISFORD	REDHALL FARM HEIGHLEY CASTLE LANE BETLEY CREWE CHESHIRE CW3 9BA	ORD 0.1P DEF SHS 4.9	3,461 NIL	3,461	01-APR-03
MR MARCUS JAMES BERRY	MOORDALE 51 CARRS ROAD MARSDEN HUDDERSFIELD WEST YORKSHIRE HD7 6JQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
STEPHEN BESLEY ESQ	MOAT FARM WEST END WRENTHAM BECCLES SUFFOLK NR34 7NE	ORD 0.1P	NIL	20,000	14-AUG-03
PAUL MICHAEL BETHELL ESQ	MOOR COPSE TIDMARSH NEAR READING BERKSHIRE RG8 8EB	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MS GILLIAN MARY BEVERIDGE	WIERTON OAST WIERTON HILL BOUGHTON MONCHELSEA MAIDSTONE KENT ME17 4JT	ORD 0.1P DEF SHS 4.9	100,000 NIL	100,000	01-APR-03
MR MICHAEL COLIN BEVERIDGE	LITTLE CHURCH PARK WHITCHURCH TAVISTOCK DEVON PL19 9EL	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR DATTA TRAY BHALLA	2 WHITE BEAM ROAD BLACKTHORN MANOR OADBY LEICESTER LE2 4EA	ORD 0.1P DEF SHS 4.9	8,000 NIL	4,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JASWANT SINGH BHAMBER 66 WINDMILL HILL DRIVE BLETCHLEY MILTON KEYNES MK3 7HR	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
BIRENDRA LAL BHATTACHARJEE ESQ 65 MILDMAY ROAD LONDON N1 4PU	ORD 0.1P DEF SHS 4.9	100,000 NIL	100,000	01-APR-03
MR HITESHKUMAR BHUDIA 60 BELGRAVE ROAD OLDHAM LANCASHIRE OL8 1LT	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS MARILYN JENNIFER BICK 13 HALT ROAD ST. NEWLYN EAST NEWQUAY TR8 5LL	ORD 0.1P	1,000		
MRS ELIZABETH ANNE BICKLEY 2 POLICE HOUSES CWMCELYN ROAD BLAINA GWENT NP13 3LD	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ANDREW JAMES BILLINGS 442 HEATH END ROAD NUNEATON WARWICKSHIRE CV10 7HF	ORD 0.1P DEF SHS 4.9	576 NIL	576	01-APR-03
MISS JANE BENSON BIRD THE CROFT TAMWORTH ROAD NETHER WHITACRE WARWICKSHIRE B46 2DY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROY BIRD 5 KINGS WALDEN RISE STEVENAGE HERTFORDSHIRE SG2 0JX	ORD 0.1P DEF SHS 4.9	5,925 NIL	900	01-APR-03
MR GEORGE RONALD BIRNIE 116 BROOMFIELD AVENUE NEWTON MEARNS G77 5JR	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS ANN MARY BISHOP 7 WINDERMERE PARK WINDERMERE CUMBRIA LA23 2NB	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MRS JOAN WINSOME BLACK 107 STONEBRIDGE AVENUE HULL NORTH HUMBERSIDE HU9 5BD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR JONATHON AUSTIN BLACK LITTLEWAYS, BAILLIESWELLS ROAD BIELDSIDE ABERDEEN AB15 9BS	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MICHAEL JOHN BLACKIE EVERGREEN FARM BREADSTONE BERKELEY GLOS GL13 9HF	ORD 0.1P	100,000		
MRS MANDY ELIZABETH PLACKWELL 1 MISKIN COURT MANOR CHASE UNDY NR CALDICOT MONMOUTHSHIRE NP26 3PE	ORD 0.1P DEF SHS 4.9	37,560 Nil	10,382	01-APR-03
MR ARTHUR GORON BLAKE 27 TIDESWELL ROAD SHIRLEY CROYDON SURREY CR0 8PW	ORD 0.1P DEF SHS 4.9	NIL NIL	3,000 3,000	11-APR-03 01-APR-03
MR PETER GORDON BLAKE 21 CLAYGATE ROAD DORKING SURREY RH4 2PR	ORD 0.1P	1,500		
MR MARC LE BLANC 20 EFFINGHAM COURT CONSTITUTION HILL WOKING SURREY GU22 7RT	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
BLOXHAM NOMINEES LIMITED PAPERIN ACCT INTL FINANCIAL SERVICES CENTRE 2/3 EXCHANGE PLACE DUBLIN 1	ORD 0.1P	NIL	40,000	28-FEB-03
MR GERALD BLOYE 25 WESTERN ROAD LAUNCESTON CORNWELL PL15 7HR	ORD 0.1P	30,000		
MR NEIL BLUNDELL 19 JORDAN CLOSE KENILWORTH WARWICKSHIRE CV8 2AE	DEF SHS 4.9	NIL	10,000	01-APR-03
MR NEIL BLUNDELL 19 JORDAN CLOSE KENILWORTH WARWICKSHIRE CV8 2AE	ORD 0.1P	NIL	30,000 20,000	26-JUN-03 30-JUL-03
CHRISTOPHER JOHN BLUNDEN ESQ 27 STOPFORD AVENUE SANDAL WAKEFIELD WEST YORKSHIRE WF2 6RH	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
BLYDENSTEIN NOMINEES LIMITED 4TH FLOOR 82 BISHOPSGATE LONDON EC2N 4BN	ORD 0.1P	NIL	50,000	11-MAR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BNY (OCS) NOMINEES LIMITED 1 CANADA SQUARE LONDON E14 5AL	DEF SHS 4.9	NIL	50,000	01-APR-03
BNY (OCS) NOMINEES LIMITED 1 CANADA SQUARE LONDON E14 5AL	ORD 0.1P	50,000		
MR JOHN TURNER BODEN MOXHULL HALL HOTEL HOLLY LANE WISHAW SUTTON COLDFIELD B76 9PD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ANTHONY MICHAEL BOLT 4 STUART CLOSE FARNBOROUGH HAMPSHIRE GU14 8PW	ORD 0.1P DEF SHS 4.9	2,300 NIL	2,300	01-APR-03
CHRISTOPHER BOLTON ESQ ASHTREE HOUSE SAWYERS HILL MINETY MALMESBURY WILTSHIRE SN16 9QL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN ROBERT BOND 4 HORN PARK LANE LONDON SE12 8UU	ORD 0.1P	25,000		
MRS MAUREEN YVONNE ELEANOR BOND 12 TRENT CLOSE STEVENAGE HERTS SG1 3RS	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
MR NIGEL BOND 20 MORECAMBE CLOSE STEVENAGE HERTS SG1 2AZ	ORD 0.1P	8,226		
NICHOLAS PIUX BONDING ESQ + MRS PATRICIA BONDING 34 LUDLOW AVENUE LUTON BEDS LU1 3RW	ORD 0.1P	28,600		
DAVID WILLIAM BONE ESQ WALNUT COTTAGE UPPER BRADDONS HILL ROAD TORQUAY DEVON TQ1 1QE	ORD 0.1P	16,750		
MR PHILIP WILFRED BONNETT 17 HADDON ROAD BRIDLINGTON NORTH HUMBERSIDE YO16 5EU	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR LEON BONNIE 19 MOUNT EPHRAIM LANE STREATHAM LONDON SW16 1JF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   32

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ROBIN BONNIFACE 6 CHURCH LANE DRIVE COULSDON SURREY CR5 3RG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS GLADYS WINIFRED BOOKER 50 ALBANY DRIVE HERNE BAY KENT CT6 8PX	ORD 0.1P	110,000		
MR ALAN BOOTH 21 EVESHAM ROAD ALKRINGTON MIDDLETON MANCHESTER M24 1PS	ORD 0.1P	14,286		
MR ANDREW MARTIN BOOTH 287 BURY ROAD RADCLIFFE MANCHESTER LANCASHIRE M26 2XW	ORD 0.1P	5,000		
MRS KATRINA JEAN BOOTH SQUIRRELS TRINITY HILL MEDSTEAD ALTON, HAMPSHIRE GU34 5LS	ORD 0.1P	NIL	20,000	20-MAR-03
MR DONALD ROBERT BOOTLE 41 HOLLY GROVE FAREHAM HAMPSHIRE PO16 7UP	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	04-APR-03 01-APR-03
MR HENDERICK JAN WILLIM ALBERT BOS 5 SANDY LANE BLACKBOROUGH END KINGS LYNN NORFOLK PE32 1SE	ORD 0.1P DEF SHS 4.9	1,730 NIL	1,730	01-APR-03
MRS GIOANNA BOSI 86 MOSTYN ROAD MERTON PARK LONDON SW19 3LP	ORD 0.1P	1,600		
DR TORSTEN BOSSING 12 STOCKWELL STREET CAMBRIDGE CB1 3ND	OPD 0.1P	NIL	20,694 28,113	19-JUN-03 06-AUG-03
FRANK CHARLES BOSWALL ESQ THE OLD POST OFFICE WEST RUNTON CROMER NORFOLK NR27 9QT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR GARY EDWARD BOSWELL 28 LECHLADE ROAD HIGHWORTH WILTSHIRE SN6 7HQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROBERT ANTHONY BOURNE ESQ	BADGERS BANK MILL COURT UPPER FROYLE ALTON HANTS GU34 4JE	ORD 0.1P DEF SHS 4.9	14,110 NIL	14,110	01-APR-03
MR JOHN ERNEST BOWDEN	GLEN VIEW NEW MILL ROAD HOLMFIRTH HUDDERSFIELD HD7 1XN	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS ALISON FRANCES BOWEN	71 THE RIDGEWAY STANLEY HILL AMERSHAM BUCKS HP7 9HJ	ORD 0.1P DEF SHS 4.9	2,607 NIL	2,607	01-APR-03
MR ROBERT ERIC BOWEN	79 TEMPLE SHEEN ROAD EAST SHEEN LONDON SW14 7RS	ORD 0.1P DEF SHS 4.9	8,754 NIL	8,754	01-APR-03
MR EDWARD ANTHONY BOWSHER	79 JOHN TRUNDLE COURT BARBICAN LONDON EC2Y 8NE	ORD 0.1P	15,000		
MR DOMINIC JAMES BOYLE	28 WHITEHAVEN CLOSE BROMLEY KENT BR2 0YA	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS FIONA WENDY BRACLIK	OTTERS WAY READING ROAD SHIPLAKE HENLEY ON THAMES RG9 3JN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR ALISTAIR BRADLEY	177 GOULDEN HOUSE BULLEN STREET BATTERSEA LONDON SW11 3HG	ORD 3.1P DEF SHS 4.9	NIL NIL	652 652	12-SEP-03 01-APR-03
MR GRAHAM JOHN BRADLEY	6 HIGH STREET SOUTHOE ST NEOTS CAMBRIDGESHIRE PE19 5YE	ORD 0.1P DEF SHS 4.9	1,063 NIL	1,063	01-APR-03
JOHN ELWYN BRADLEY ESQ	ASHDOWN 15 PARKLANDS WELLINGTON TELFORD SHROPSHIRE TF1 3EJ	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DAVID BRYAN BRADSHAW BRADSVILLE LECK CARNFORTH LANCASHIRE LA6 2JB	ORD 0.1P	10,000		
MRS HAZEL BRADSHAW BRADSVILLE LECK COWAN BRIDGE CARNFORTH LANCASHIRE LA6 2JB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR JOHN OLIVER BRADSHAW 5 FINBOROUGH ROAD LONDON SW10 9DA	ORD 0.1P	60,000		
JAMES HERBERT BRADWELL ESQ 1 THE OAKS CANDLEMAS LANE BECONSFIELD BUCKINGHAMSHIRE HP9 1LA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
RICHARD JAMES BRADWELL ESQ 6 GRIMWOOD ROAD TWICKENHAM MIDDLESEX TW1 1BX	ORD 0.1P DEF SHS 4.9	30,000 NIL	30,000	01-APR-03
MRS BERYL SYLVIA BRADY + MR SIMON BRADY 6 COAST ROAD MARSKE BY THE SEA REDCAR CLEVELAND TS11 7LZ	ORD 0.1P DEF SHS 4.9	600 NIL	600	01-APR-03
MR DAVID MICHAEL BRAMMER 10 ALLERTON GRANGE CLOSE MOORTOWN LEEDS LS17 6LF	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PHILIP BRAMMER HAZELMEAD 11 ROYSTON ROAD CUDWORTH BARNSLEY S YORKS S72 8AA	ORD 0.1P	NIL	90,910	25-JUN-03
MR JOHN WILLIAM BRANDON 102 STATION ROAD ROLLESTON BURTON ON TRENT STAFFORDSHIRE DE13 9AB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
KEITH MICHAEL BRANDON ESQ CARTOFT MANOR KIRKBYMOORSIDE NORTH YORKSHIRE YO62 6NU	DEF SHS 4.9	NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
KEITH MICHAEL BRANDON ESQ CARTOFT MANOR KIRKBYMOORSIDE NORTH YORKSHIRE YO62 6NU	ORD 0.1P	5,000		
MR BRENDAN BREEN ASHLEIGH BARNET LANE TOTTERIDGE LONDON N20 8AP	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MR JOHN BRENDAN BREEN 14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
MR JOHN BRENDAN BREEN DMBREEN ACCT 14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MS KATHARINA BREEN 14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MS MAUREEN BREEN 14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR ROBERT COLVIN BREMNER TIGH NA COILLE MAIN STREET ABERCHIRDER BY HUNTLY AB54 7SY	ORD 0.1P DEF SHS 4.9	18,000 NIL	18,000	01-APR-03
MR WILLIAM BRENNAN 4B AUSTIN CLOSE KIRKBY LIVERPOOL MERSEYSIDE ENGLAND L32 5UP	DEF SHS 4.9	NIL	5,000	01-APR-03
MR WILLIAM BRENNAN 4B AUSTIN CLOSE KIRKBY LIVERPOOL MERSEYSIDE ENGLAND L32 5UP	ORD 0.1P	NIL	20,000	30-JUL-03
MISS JULIE MARGARET BREWER 39 ELDERWOOD PLACE WEST NORWOOD LONDON SE27 0HJ	ORD 0.1P DEF SHS 4.9	701 NIL	701	01-APR-03
RONALD EDWARD BREWER ESQ 110 KENDRICK ROAD READING PG1 5DW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN ANTHONY BREWIN 401 BIDEFORD GREEN LINSLADE LEIGHTON BUZZARD BEDFORDSHIRE LU7 7TY	ORD 0.1P DEF SHS 4.9	5,465 NIL	 5,465	 01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED GRC0001 ACCT	DEF SHS 4.9	NIL	3,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED GRC0001 ACCT	ORD 0.1P	3,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED BCRET001 ACCT	ORD 0.1P	NIL	17,500	12-JAN-04
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED BOURG003 ACCT	DEF SHS 4.9	NIL	20,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED BOURG003 ACCT	ORD 0.1P	20,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED BRIDL004 ACCT	DEF SHS 4.9	NIL	12,500	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED BRIDL004 ACCT	ORD 0.1P	12,500		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED CORBI011 ACCT	DEF SHS 4.9	NIL	6,250	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED CORBI011 ACCT	ORD 0.1P	6,250		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED CORBI012 ACCT	DEF SHS 4.9	NIL	19,250	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED CORBI012 ACCT	ORD 0.1P	19,250		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED DOBS0029 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	10,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED DOBS0029 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	10,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED DRILE001 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	117,750	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED DRILE001 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	117,750		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED EDWAR576 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	22,929	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED EDWAR576 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	51,429		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED GUMBO001 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	5,750	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED GUMBO001 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	5,750		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED HARBO011 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	53,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED HARBO011 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	53,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED HOUME003 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	100,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED HOUME003 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	100,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO24 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	321,714	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO24 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	356,714		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO50 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	62,500	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO50 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	62,500		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO51 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	75,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO51 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	75,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO54 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	45,857	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO54 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	45,857		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO56 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	15,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO56 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	15,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO59 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	83,786	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED INTERO59 ACCT, 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	83,786		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MERCA007 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	4,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MERCA007 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	4,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MERCA120 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	10,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MERCA120 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	10,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MORR1126 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	7,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MORR1126 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	7,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MORTIO34 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	1,540	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED MORTIO34 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	NIL	1,540	09-JAN-04
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERINO01 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	17,500	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERINO01 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	NIL	17,500	22-OCT-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERINO05 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	175,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERINO05 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	175,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN026 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	91,714	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN026 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	91,714		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN027 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	10,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN027 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	10,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN028 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	91,714	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN028 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	91,714		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN029 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	18,900	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN029 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	18,900		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN030 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	28,350	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN030 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	28,350		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN034 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	47,500	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN034 ACCT 27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	47,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   41

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN036 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	11,800	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED NERIN036 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	11,800		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED ORTON012 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	10,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED ORTON012 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	NIL	10,000	06-NOV-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED SMITH395 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	22,000	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED SMITH395 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	22,000		
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED WATSO254 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	DEF SHS 4.9	NIL	2,500	01-APR-03
BREWIN NOMINEES (CHANNEL ISLANDS) LIMITED WATSO254 ACCT	27 CHARING CROSS ST HELIER JERSEY JE2 3RP	ORD 0.1P	2,500		
BREWIN NOMINEES LIMITED MVA ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	50,000		
BREWIN NOMINEES LIMITED WBN ACCT	PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	NIL	3,600	01-APR-03
BREWIN NOMINEES LIMITED WBN ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	3,600		
BREWIN NOMINEES LIMITED NTNL ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	517,500	25,000 75,000 250,000 100,000 13,000 116,666	20-JUN-03 20-JUN-03 20-JUN-03 30-JUN-03 09-JUL-03 28-JUL-03

Run Date: 06-MAY-2004 01:07PM   Annual Return
Ref: RS2801 V4.1e   ------------
Company Code: R445   REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued....				50,000	29-JUL-03
				114,000	25-SEP-03
				20,104	04-DEC-03
				10,000	07-JAN-04
				15,000	26-JAN-04
BREWIN NOMINEES LIMITED X0447 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	25,000 25,000 35,000 30,000	30-JUN-03 30-JUN-03 07-JUL-03 18-JUL-03
BREWIN NOMINEES LIMITED X4147 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	25,000 50,000	27-JUN-03 27-JUN-03
BREWIN NOMINEES LIMITED X5934 ACCT	PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	NIL	75,000	01-APR-03
BREWIN NOMINEES LIMITED X5934 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	75,000	06-MAY-03
BREWIN NOMINEES LIMITED X8141 ACCT	PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	NIL	10,000	01-APR-03
BREWIN NOMINEES LIMITED X8141 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	10,000	02-JUN-03
BREWIN NOMINEES LIMITED X10730 ACCT	PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	NIL	26,500	01-APR-03
BREWIN NOMINEES LIMITED X10730 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	26,500	02-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES LIMITED X10741 ACCT PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	NIL	11,000	01-APR-03
BREWIN NOMINEES LIMITED X10741 ACCT PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	11,000		
BREWIN NOMINEES LIMITED NOUSTAX ACCT PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	15,000		
BREWIN NOMINEES LIMITED BGHTCERT ACCT PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	NIL	7,000 21,813 30,000 2,429 13,700 50,000 12,000 4,975 5,454 3,333 1,043 100,000 25,000 50,000 5,000 12,000 100,000 342,850 8,000 60,000 100,000 64,516 5,000 48,500 40,000 1,000 2,000 6,000 30,000 2,500 100,000 25,000	21-FEB-03 23-APR-03 30-APR-03 15-MAY-03 15-MAY-03 19-MAY-03 18-JUN-03 24-JUN-03 25-JUN-03 25-JUN-03 30-JUN-03 30-JUN-03 30-JUN-03 01-JUL-03 03-JUL-03 16-JUL-03 30-JUL-03 06-AUG-03 14-AUG-03 21-AUG-03 03-SEP-03 23-OCT-03 30-DEC-03 16-JAN-04 21-JAN-04 21-JAN-04 23-JAN-04 27-JAN-04 28-JAN-04 28-JAN-04 10-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
BREWIN NOMINEES LIMITED CLOSINGS ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	Nil	60,000	25-JUN-03
BREWIN NOMINEES LIMITED EXTERNAL ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	Nil	100,000	20-JUN-03
BREWIN NOMINEES LIMITED PARTN361 ACCT	PO BOX 23440 7 DRUMSHEUGH GARDENS EDINBURGH EH3 7WL	DEF SHS 4.9	Nil	20,000	01-APR-03
BREWIN NOMINEES LIMITED PARTN361 ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	70,000		
BREWIN NOMINEES LIMITED SOLDCERT ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	Nil	40,000 12,000 25,000 4,975 5,000 10,000	27-JUN-03 10-JUL-03 12-AUG-03 12-SEP-03 28-NOV-03 22-JAN-04
BREWIN NOMINEES LIMITED SPONBGHT ACCT	PO BOX 1025 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1SX	ORD 0.1P	Nil	35,000 100,000 33,000 100,000 80,000 50,000 15,000 50,000 100,000 12,500 10,050 49,000 40,000 50,000 5,440 8,000 10,900 44,545 9,933 50,000 14,050 4,050 100,000 100,000 60,000 15,000	19-FEB-03 15-APR-03 17-APR-03 25-APR-03 11-JUN-03 13-JUN-03 17-JUN-03 17-JUN-03 17-JUN-03 17-JUN-03 18-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 23-JUN-03 24-JUN-03 27-JUN-03 27-JUN-03 27-JUN-03 30-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			100,000	01-JUL-03
			6,050	02-JUL-03
			1,568	02-JUL-03
			39,680	03-JUL-03
			83,050	03-JUL-03
			48,432	03-JUL-03
			18,300	08-JUL-03
			20,000	10-JUL-03
			50,000	14-JUL-03
			50,000	15-JUL-03
			50,000	15-JUL-03
			35,000	17-JUL-03
			18,000	17-JUL-03
			28,500	18-JUL-03
			20,000	2?-JUL-03
			30,000	23-JUL-03
			100,000	23-JUL-03
			50,000	23-JUL-03
			250,000	27-JUL-03
			250,000	27-JUL-03
			7,060	31-JUL-03
			40,000	20-AUG-03
			75,000	21-AUG-03
			15,080	01-OCT-03
			30,628	01-OCT-03
			55,455	1?-OCT-03
			5,800	01-DEC-03
			20,000	17-DEC-03
			50,000	21-JAN-04
			10,000	02-FEB-04
			9,996	04-FEB-04
			12,800	09-FEB-04
			100,000	10-FEB-04
BREWIN NOMINEES LIMITED SPONSOLD ACCT	ORD 0.1P	NIL		
PO BOX 1025			33,000	17-MAR-03
COMMERCIAL UNION HOUSE			10,000	02-APR-03
39 PILGRIM STREET			16,000	16-JUN-03
NEWCASTLE UPON TYNE NE99 1SX			80,000	17-JUN-03
			100,000	17-JUN-03
			100,000	17-JUN-03
			7,500	18-JUN-03
			17,000	18-JUN-03
			49,000	19-JUN-03
			100,000	20-JUN-03
			100,000	20-JUN-03
			15,440	23-JUN-03
			7,500	24-JUN-03
			10,000	27-JUN-03
			60,000	30-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 46

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....			39,000	04-JUL-03
			15,000	07-JUL-03
			17,500	09-JUL-03
			50,000	11-JUL-03
			50,000	15-JUL-03
			100,000	17-JUL-03
			50,000	25-JUL-03
			500,000	30-JUL-03
			350,000	01-AUG-03
			11,710	07-AUG-03
			20,000	14-AUG-03
			40,000	20-AUG-03
			8,000	21-AUG-03
			18,300	08-SEP-03
			75,000	10-SEP-03
			14,000	15-OCT-03
			50,000	20-OCT-03
			10,000	06-NOV-03
			18,000	07-NOV-03
			50,000	18-NOV-03
			17,500	12-JAN-04
			50,000	06-FEB-04
			100,000	10-FEB-04
MR DOUGLAS JOHN BRIDGE CROSSWAYS 32 ROWAN WALK HORNCHURCH ESSEX RM11 2JA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR PETER JOHN BRIDGWOOD FURLONG COOMBE THROOP TEMPLECOMBE SOMERSET BA8 0HR	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR DAVID BRIAN BRIGGS HILLCOTE FARM SMEETON ROAD SADDINGTON LEICESTER LE8 0QT	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR KEVIN THOMAS BRIGGS 5 UPTON CLOSE MIDDLETON MANCHESTER M24 1PG	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

ge 31

Date Sold
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MICHAEL WILLIAM BRIGHT BARNGATES STARTLEY CHIPPENHAM SN15 5HG	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MRS TINA BRIGHT 9 THE COURTYAD UPPER SEOGRY CHIPPENHAM WILTSHIRE SN15 5JZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR EDWARD ALAN CHARLES BRINDLEY 86 DALE STREET LANCASTER LANCASHIRE LA1 3AW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR WALTER RAYMOND BRINKLOW FLAT 1 GUARDIAN COURT 4 DUKE STREET MIDDLETON ROAD BANBURY OXON OX16 8NL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MARK BRITLAND NCIC ACCT + MS SARAH KURK 19 NORTH STREET ASHFORD KENT TN24 8LF	ORD 0.1P DEF SHS 4.9	14,815 NIL	14,815	01-APR-03
MR MARK CHRISTOPHER BRITTER 48 PAVILION WAY EASTCOTE MIDDLESEX HA4 9JW	ORD 0.1P DEF SHS 4.9	4,500 NIL	40,000 4,500	07-AUG-03 01-APR-03
MR MARK CHRISTOPHER H BRITTER 52 HIGH STREET PINNER MIDDLESEX HA5 5PW	ORD 0.1P	31,000		
MR MICHAEL RICHARD BRITWISTLE 40 ASHFIELD DRIVE ANSTEY LEICESTER LE7 7TA	ORD 0.1P	NIL	2,000	30-JUL-03
MR CHRISTOPHER JOHN BRODERICK HOLLY LANE SILCHESTER READING BERKSHIRE RG7 2NA	DEF SHS 4.9	NIL	6,480	01-APR-03
MR CHRISTOPHER JOHN BRODERICK HOLLY LANE SILCHESTER READING BERKSHIRE RG7 2NA	ORD 0.1P	6,480		
MRS JACQELINE MARY BRODIE 3 CLAREMONT GARDENS UPMINSTER ESSEX RM14 1DW	ORD 0.1P DEF SHS 4.9	2,285 NIL	2,285	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PETER CHRISTOPHER STEVEN BRODNICK 20 WEST GROVE WALTON ON THAMES SURREY KT12 5NX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DR NEIL FOURMAIS BROE + MRS KATHRYN ESTHER BROE 26 PERCHERON CLOSE IMPINGTON CAMBRIDGE CB4 4YX	ORD 0.1P DEF SHS 4.9	19,960 NIL	19,960	01-APR-03
MR MARK ANTHONY BROGDEN 9 GLOSSOP ROAD HAYFIELD DERBYSHIRE SK22 2NF	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MRS JULIA PATRICIA BROOK MOSS HOUSE GOOSNARGH LANE GOOSNARGH PRESTON LANCASHIRE PR3 2JU	ORD 0.1P DEF SHS 4.9	2,631 NIL	2,631	01-APR-03
MR MURRAY BROOK 1 DRYDEN COURT LOWER EDGEBOROUGH ROAD GUILDFORD SURREY GU1 2EX	ORD 0.1P	NIL	116,906	30-JUL-03
MR ALLEN JOHN BROOKES FLAT 1 19 ST MARKS ROAD ST HELIER JERSEY JE2 4LD	ORD 0.1P	20,000		
MR ALLEN JOHN BROOKS FLAT 1 19 ST MARKS ROAD ST HELIER JERSEY JE2 4LD	ORD 0.1P	NIL	20,000	13-OCT-03
MISS JOAN MARY BROOKS FLAT 7 BYRON COURT FAIRFAX ROAD LONDON NW6 4HB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
PAUL BROOKS ESQ 76 ALDERTON ROAD ORSETT GRAYS ESSEX RM16 3CZ	ORD 0.1P DEF SHS 4.9	2,150 NIL	2,150	01-APR-03
MR WILLIAM BROOKS 105 NORTH STREET ST ANDREWS FIFE KY16 9AD	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KEITH BROSTER + MR MICHAEL FIELD + MR STANLEY BROSTER IMAGE HOUSE FARM SANDY LANE LATHOM ORMSKIRK L40 5TU	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR ASHLEY CORBYN BROWN FLAT 20, PARADE VIEW MANSIONS ROYAL GATE SOUTHSEA HAMPSHIRE PO4 9XJ	ORD 0.1P DEF SHS 4.9	3,712 NIL	3,712	01-APR-03
MRS CATHERINE PIERCE BROWN TREM Y WAWR MORANNEDD ESTATE CRICCIETH GWYNEDD LL52 0PP	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DAVID IAN SMILLIE BROWN 66 CLAYLANDS RD LONDON SW8 1NZ	ORD 0.1P DEF SHS 4.9	2,607 NIL	2,607	01-APR-03
MR GEOFFREY ROGER BROWN 112 MANOR WAY DEEPING ST JAMES PETERBOROUGH CAMBS PE6 8PY	ORD 0.1P DEF SHS 4.9	30,000 NIL	3,000	01-APR-03
MR KENNETH JOHN BROWN + MRS DAWN BROWN 43 AMENBURY LANE HARPENDEN HERTS AL5 2DG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MALCOLM BROWN FANCY HALL WESTMILL BUNTINGFORD HERTFORDSHIRE SG9 9JL	ORD 0.1P	60,000		
MRS MARGARET BROWN 32 CAIRN CRESCENT ALLOWAY KA7 4PW	ORD 0.1P DEF SHS 4.9	1,096 NIL	1,096	01-APR-03
NORMAN MACDONALD BROWN ESQ BALLAKILLEY BARN CHURCH ROAD PORT ST MARY ISLE OF MAN IM9 5LW	ORD 0.1P	NIL	100,000 49,000	17-JUN-03 19-JUN-03
MR PAUL ANTHONY BROWN 14 CONDOVER PARK CONDOVER SHREWSBURY SY5 7DU	ORD 0.1P DEF SHS 4.9	4,131 NIL	4,131	01-APR-03
GEORGE EDRIC BROWNE ESQ 64 BRIDGE PLACE CROYDON SURREY CR0 2BB	ORD 0.1P	10,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CHARLES BROWNLEE ESQ 11 GRAFFHAM CLOSE CHICHESTER WEST SUSSEX PO19 4AW	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
BRUCE EXPRESS LIMITED ELLISON ROAD DUNSTON GATESHEAD TYNE AND WEAR	ORD 0.1P	342,850		
MR ROGER ALBERT BRUNDLE 11 CRANESBILL ROAD LOWESTOFT SUFFOLK NR33 7EA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PETER DAVID BRYANT 18 ST MARYS MEADOW YAPTON ARUNDEL WEST SUSSEX BN18 0EE	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
ALAN FRANCIS BUCHANAN ESQ 19 MUIRHEAD ROAD STENHOUSEMUIR FALKIRK STIRLINGSHIRE SCOTLAND FK5 4HZ	DEF SHS 4.9	NIL	6,500	01-APR-03
ALAN FRANCIS BUCHANAN ESQ 19 MUIRHEAD ROAD STENHOUSEMUIR FALKIRK STIRLINGSHIRE SCOTLAND FK5 4HZ	ORD 0.1P	6,500		
EXORS OF GRAHAM RICHARD BUCK DECEASED + MS SARAH LOUISE BUCK + MR DUNCAN PAUL BATEMAN 8 MONTLE GRAND EXETER DEVON EX1 2PD	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS MARION ELAINE BUCK 19 ROMAN WAY DIBDEN PURLIEU SOUTHAMPTON HAMPSHIRE SO45 4RP	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
BRIAN GEORGE BUCKELL ESQ 36 RAMBLING WAY POTTEN END BERKHAMSTED HERTS HP4 2SF	ORD 0.1P DEF SHS 4.9	700 NIL	700	01-APR-03
KEVIN JAMES BUCKINGHAM ESQ 4 MARINA AVENUE SNAITH GOOLE NORTH HUMBERSIDE DN14 9LD	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MISS EMILY BUCKLAND	374 WOODSTOCK ROAD OXFORD OX2 8AF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
GEORGE BUCKLEE ESQ	68 BALLYCASTLE ROAD COLERAINE BT52 2DY	ORD 0.1P DEF SHS 4.9	4,239 NIL	4,239	01-APR-03
MR JOHN BUDASZ	OLDE FORGE INN CHURCH STREET CURRY RIVEL LANGPORT SOMERSET TA10 0HG	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
MR GEOFFREY FRANK BUDENBERG	BRODE HALL FARM LOWER WITHINGTON MACCLESFIED CHESHIRE SK11 9EE	ORD 0.1P	100,000		
BULLOCK INVESTMENTS LIMITED	C/O MRS P BOTTOM KNIGHTON LODGE SALTS ROAD WALTON HIGHWAY WISBECH, CAMBS	ORD 0.1P DEF SHS 4.9	900 NIL	900	01-APR-03
MRS ANN BULLOUGH	GLENHEATH 15 QUARRY BANK ROAD MARKET DRAYTON SHROPSHIRE TF? 7DP	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
STEPHEN COLIN BUNCE ESQ	5 LIMES ROAD WEYBRIDGE SURREY KT13 8DH	ORD 0.1P DEF SHS 4.9	35,714 NIL	35,714	01-APR-03
MISS BIBI SABILAH BUNDHOO	202 GREEN LANES LONDON N4 2EY	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
ROBERTO BUONSENSO ESQ	27 ST LEONARDS AVENUE BEDFORD MK42 0RB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR KEN WALLER BURBAGE	1 HELGOR PARK BELFAST BT4 2GG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR STEPHEN BURGE	54 ROCKINGHAM ROAD SAWTRY HUNTINGDON CAMBS PE28 5SQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR MICHAEL JOHN BURMAN + MRS SHEILA BURMAN	11 LECHMERE AVENUE CHIGWELL ESSEX IG7 5HA	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
DAVID BURN ESQ	17 BRIARWOOD ROAD BANGOR CO DOWN BT19 6UZ	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MS ANN PHILOMENA BURNS	14 CHANDOS AVENUE WHETSTONE LONDON N20 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS CONSTANCE ELEANOR BURREN	SHIPS TIMBERS BRADY ROAD LYMINGE FOLKESTONE KENT CT18 8HA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
IAN BURROWS ESQ	31 THE OLDE GOLF LINKS PORTADOWN CRAIGAVON COUNTY ARMAGH BT62 3BY	ORD 0.1P	8,787		
MR NEIL ROBERT BURROWS + MRS JOANNE BURROWS	HIGHDOWN 5C ST MARYS ROAD LEATHERHEAD SURREY KT22 8EY	ORD 0.1P DEF SHS 4.9	3,333 NIL	3,333	01-APR-03
MR ANDREW JOHN BUSWELL	9 FAIRVIEW GRANGE KILBURN BELPER DERBYSHIRE DE56 0QB	ORD 0.1P	40,000		
MR PETER DONALD BUTCHER	MOLLAND COTTAGE MOLLAND LANE ASH CANTERBURY KENT CT3 2HX	DEF SHS 4.9	NIL	10,000	01-APR-03
MR PETER DONALD BUTCHER	MOLLAND COTTAGE MOLLAND LANE ASH CANTERBURY KENT CT3 2HX	ORD 0.1P	NIL	10,000	30-JUL-03
MR DAVID JOHN BUTLER	THE LAURELS HOLLY DRIVE WICK LITTLEHAMPTON WEST SUSSEX BN17 6LB	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR DAVID JOHN BUTLER	THE LAURELS HOLLY DRIVE WICK LITTLEHAMPTON WEST SUSSEX BN17 6LB	ORD 0.1P DEF SHS 4.9	91,000 NIL	16,000	01-APR-03
+ MRS CHRISTINE ANNE BUTLER	THE LAURELS HOLLY DRIVE WICK LITTLE HAMPTON WEST SUSSEX BN17 6LB				
MR MICHAEL BUTTERFIELD	75 WESTERLEY LANE SHELLEY HUDDERSFIELD W YORKSHIRE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
JOHN PAUL BUTTLE ESQ	55 SELSEY ROAD EDGEBASTON BIRMINGHAM B17 8JR	DEF SHS 4.9	NIL	200	01-APR-03
JOHN PAUL BUTTLE ESQ	55 SELSEY ROAD EDGEBASTON BIRMINGHAM B17 8JR	ORD 0.1P	200		
MR ANDREW BYE	ROMYNS COURT THE AVNEUE FAREHAM PO14 1NB	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR TERENCE MALCOLM BYGRAVES + MRS JILL BYGRAVES	NYREN GIGGS HILL ROAD THAMES DITTON SURREY KT7 0BT	ORD 0.1P	125,000		
MR CHARLES ANTHONY BYSTRAM	53 DRAYTON GARDENS LONDON SW10 9RX	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
DR ALAN CALDER	HELME EDGE FARM 31 HARRISON LANE CROSLAND EDGE MELTHAM HUDDERSFIELD HD9 5RS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS EDNA CALDER	1 THE PAVILLION BATTS HILL REIGATE RH2 0LJ	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JEREMY MARK CALLANDER SARGEANTS MESS R.A.F UXBRIDGE HILLINGDON ROAD UXBRIDGE MIDDLESEX UB10 0RZ	ORD 0.1P DEF SHS 4.9	5,023 NIL	5,023	01-APR-03
MRS KAREN ELLEN CALVERT BRICK HOUSE OCLE PYCHARD HEREFORD HR1 3RE	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
CAM NOMINEES LIMITED C006700 ACCT SUITE B4 NEW CITY CLOISTERS 196 OLD STREET LONDON EC1V 9FR	ORD 0.1P	861,914		
MR HARRY CAMPBELL 45 WEYMOUTH AVENUE MIDDLESBROUGH CLEVELAND TS8 9AB	ORD 0.1P DEF SHS 4.9	6,530 NIL	6,530	01-APR-03
JOHN EDWARD CAMPBELL ESQ 11 FARNDALE AVENUE SUNDERLAND TYNE AND WEAR SR6 8BH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR MALCOLM JOHN CAMPBELL 33 LIONEL ISLE OF LEWIS ISLE OF LEWIS HS2 0XB	ORD 0.1P	NIL	31,055	14-AUG-03
MR PAUL CAMPBELL + MR DAMIEN CAMPBELL 80 TATTON ROAD WALTON L9 8DX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR LEE CANT 7 BARCLAY HOUSE WELL STREET LONDON E9 7RA	ORD 0.1P DEF SHS 4.9	145,000 NIL	65,000	01-APR-03
CAPITA TRUST COMPANY LIMITED 9826 ACCT 7TH FLOOR PHOENIX HOUSE 18 KING WILLIAM STREET LONDON EC4N 7HE	DEF SHS 4.9	NIL	21,212,121	01-APR-03
CAPITA TRUST COMPANY LIMITED 9826 ACCT 7TH FLOOR PHOENIX HOUSE 18 KING WILLIAM STREET LONDON EC4N 7HE	ORD 0.1P	NIL	500,000 500,000 20,212,121	20-JUN-03 23-JUN-03 20-JAN-04
MR DAVID RICHARD CARD 17 PINTAIL CRESCENT GREAT NOTLEY GARDEN VILLAGE BRAINTREE ESSEX CM77 7WR	ORD 0.1P	NIL	20,000	23-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CLEAVER PAYNE CARDIN ESQ 15 NEW CROFT BIRMINGHAM B19 2JP	ORD 0.1P	1,043		
ANTHONY BARNES CARDWELL ESQ 5' 'RPOINT 42 BELMONT PARK AVENUE MAIDENHEAD BERKS SL6 6JS	ORD 0.1P	20,000		
PROFESSOR RICHARD ANDREW CARDWELL + MRS OITHONA SHAGUINE CARDWELL THE YEWS 6 TOWN STREET SANDIACRE NOTTINGHAM NG10 5DP	DEF SHS 4.9	NIL	2,500	01-APR-03
PROFESSOR RICHARD ANDREW CARDWELL + MRS OITHONA SHAGUINE CARDWELL THE YEWS 6 TOWN STREET SANDIACRE NOTTINGHAM NG10 5DP	ORD 0.1P	2,500		
MR EDWARD BRIAN CAREY + MRS SONIA DENISE CAREY TUDOR COTTAGE HIGH ST. STEBBING DUNMOW ESSEX CM6 3SE	ORD 0.1P	13,333		
MR DAVID WILLIAM CARLING 6 GUISBOROUGH ROAD NUNTHORPE MIDDLESBOROUGH TS7 0LB	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
CARLYLE CORPORATE SERVICES LTD 5 CARLYLE CLOSE LONDON N2 0QU	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
MR ALASDAIR CLARK CARNIE 78 ESKVIEW CRESCENT MUSSELBURGH EAST LOTHIAN EH21 6NU	ORD 0.1P	50,000		
MATTHEW GERRARD CAROLAN ESQ 1 TREVOSE AVENUE WEST BYFLEET SURREY KT14 6HW	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
KEVIN JOHN CARPENTER ESQ 112 PRIMROSE AVENUE ROSYTH FIFE KY11 2TZ	DEF SHS 4.9	NIL	800	01-APR-03
KEVIN JOHN CARPENTER ESQ 8 TOWERHILLL DRIVE CRADLEHALL INVERNESS IV2 5FD	ORD 0.1P	800		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS ROSALIND JOY CARR	SUNNYVIEW COTTAGE 20 CHURCH RD BAWDRIP BRIDGWATER SOMERSET TA7 8PY	ORD 0.1P	NIL	26,489	01-SEP-03
MR DALTON WINSTON CARROLL	18 ALDERSBROOK ROAD LONDON E12 5HH	ORD 0.1P	73,389		
ANDREW JOHN CARTER ESQ	79 WATKIN ROAD HEDGE END SOUTHAMPTON SO30 2TB	ORD 0.1P	139,333		
BRYAN EDWARD CARTER ESQ	43 CHARTER ROAD NEWBURY BERKS RG14 7EW	ORD 0.1P DEF SHS 4.9	1,725 NIL	1,725	01-APR-03
MR KEVIN ROY CARTER	RUSTLINGS THE AVENUE DALLINGTON NORTHAMPTON NN5 7AN	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
MR MICHAEL CARTER	7 CAE SIOP TAL Y BONT CONWY LL32 8YX	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
RAYMOND JOHN CARTER ESQ	51 CHELTENHAM ROAD SOUTHEND-ON-SEA ESSEX SS1 2SA	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
PAUL EDWARD CARTWRIGHT ESQ	5 SUNNY HILL KIRTON LINDSEY GAINSBOROUGH LINCOLNSHIRE DN21 4HD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MICHAEL GEOFFREY CARVETH ESQ	7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	DEF SHS 4.9	NIL	2,775	01-APR-03
MICHAEL GEOFFREY CARVETH ESQ	7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	ORD 0.1P	2,775		
WALTER GEOFFREY CARVETH ESQ	7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	DEF SHS 4.9	NIL	10,322	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
WALTER GEOFFREY CARVETH ESQ 7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	ORD 0.1P	10,322		
WALTER GEOFFREY CARVETH ESQ + MRS JUNE CARVETH 7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	DEF SHS 4.9	NIL	10,810	01-APR-03
WALTER GEOFFREY CARVETH ESQ + MRS JUNE CARVETH 7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	ORD 0.1P	10,810		
WALTER IAN CARVETH ESQ 7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	DEF SHS 4.9	NIL	2,775	01-APR-03
WALTER IAN CARVETH ESQ 7 UPPER LONGLANDS DAWLISH DEVON EX7 9DB	ORD 0.1P	2,775		
MRS JANET ROSEMARIE CASEY 12 MEADOW RISE DAWLISH DEVON EX7 9AZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JONATHON DOUGLAS CASEY ESQ 27 STANTON ROAD WIMBLEDON LONDON SW20 8RW	ORD 0.1P DEF SHS 4.9	32,213 NIL	32,213	01-APR-03
MS MARGARET CASEY DERRYLUSKIN FETHARD CO TIPPERARY IRISH REPUBLIC	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
REGINALD MICHAEL CASEY ESQ STONECOT ROCKY LANE REIGATE SURREY RH2 0TA	ORD 0.1P	200,000		
MR BRYAN DEREK CASTLE 22 TOWN MILL MARLBOROUGH WILTSHIRE SN8 1NS	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS KATHLEEN CASTLE 67 WESTERN AVENUE LINCOLN LN6 7SR	ORD 0.1P	50,000		
MR ALAN CASWELL CONIFERS AYLESBURY ROAD MONKS RISBOROUGH PRINCES RISBOROUGH BUCKS HP27 0JS	ORD 0.1P	15,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CATER ALLEN INTERNATIONAL LIMITED DBV ACCT ABBEY NATIONAL HOUSE 2 TRITON SQUARE LONDON NW1 3AN	ORD 0.1P	NIL	1,873,344 2,084,595 3,118,122 2,876,319 2,170,071 1,831,010 1,339,918 513,533 3,698,456 3,441,807 3,293,155	23-JUN-03 24-JUL-03 29-JUL-03 30-JUL-03 08-AUG-03 17-OCT-03 21-OCT-03 24-NOV-03 28-JAN-04 29-JAN-04 04-FEB-04
MR GEORGE EDWARD CAULFIELD THE CROFT 30 DOWNSVIEW ROAD SEAFORD EAST SUSSEX BN25 4PT	ORD 0.1P DEF SHS 4.9	1,086 NIL	1,086	01-APR-03
MRS PAULINE ANN CAVENEY 31 BASTERFIELD HOUSE GOLDEN LANE ESTATE LONDON EC1Y 0TP	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MISS MAUREEN PHILOMENA CAWLEY 21 NICHOLSON-WEBB CLOSE DANESCOURT LLANDAFF CARDIFF SOUTH GLAMORGAN CF5 2RL	ORD 0.1P DEF SHS 4.9	3,429 NIL	3,429	01-APR-03
CAZENOVE & CO. LTD PRINCIPL ACCT 20 MOORGATE LONDON EC2R 6DA	ORD 0.1P	NIL	3,000	08-JUL-03
CAZENOVE NOMINEES LIMITED SAM ACCT 20 MOORGATE LONDON EC2R 6DA	ORD 0.1P	NIL	3,000	09-JUL-03
MR ANISIINGH CHAKOWA 202 GREEN LANES LONDON N4 2EY	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
MR COLIN WILLIAM CHALLINCR + MRS SHEILA FRANCIS CHALLINOR 17 SAUNDERS COPSE MAYFORD WOKING SURREY GU22 0NS	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MR ANTHONY DENIS CHAMINGS FARM LODGE LYDENS LANE HEVER EDENBRIDGE KENT TN8 7EP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
WILLIAM DOUGLAS CHAMPION ESQ FLAT 11 MALTON HOUSE 193 SELHURST ROAD LONDON SE25 6LE	ORD 0.1P	25,000		
MR DAVID CHANDLER 104 SUTHERLAND AVENUE DOWNEND BRISTOL SOUTH GLOUCESTERSHIRE BS16 6QN	DEF SHS 4.9	NIL	300	01-APR-03
MR DAVID CHANDLER 104 SUTHERLAND AVENUE DOWNEND BRISTOL SOUTH GLOUCESTERSHIRE BS16 6QN	ORD 0.1P	NIL	10,300 10,000	20-JUN-03 30-JUL-03
MRS MAUREEN DIANA CHANDLER 9 BASIL GARDENS SHIRLEY OAKS CROYDON SURREY CR0 8XD	ORD 0.1P DEF SHS 4.9	NIL NIL	2,238 2,238	25-JUL-03 01-APR-03
DR SHENG CHANG CHIANG + MS NANCY YING HONG LIU 29 HONEY HEAD LANE HONLEY HOLMFIRTH HD9 6RW	ORD 0.1P	3,500		
CHANNEL NOMINEES LIMITED FR ACCT 525 FERRY ROAD EDINBURGH EH5 2AW	DEF SHS 4.9	NIL	20,000	01-APR-03
CHANNEL NOMINEES LIMITED FR ACCT 525 FERRY ROAD EDINBURGH EH5 2AW	ORD 0.1P	120,000		
MRS MARIA JANINA CHANNON 8 KESWICK AVENUE LONDON SW15 3QJ	ORD 0.1P	4,000		
MR VICTOR LESLIE ROBERT CHANT + MRS PAULINE ANN CHANT 18 EMPIRE ROAD SALISBURY WILTSHIRE SP2 9DF	ORD 0.1P	2,000		
MR EDWARD GLYN CHANTER BURNELL BUNGALOW NORTH MOLTON SOUTH MOLTON DEVON EX36 3LY	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR CHRISTOPHER BOURNE CHAPLEO LINDEN HOUSE THE FALCONERS REDBOURNE GAINSBOROUGH LINCOLNSHIRE DN21 4AS	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS JOY CHAPMAN	HAUGHAM HOUSE HAUGHAM LOUTH LINCS LN11 8PU	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
MARK CHAPMAN ESQ	28 LONG CAUSEWAY STANLEY WAKEFIELD WF3 4JA	ORD 0.1P	11,080		
CHARDON NOMINEES LIMITED	P.O. BOX 177 38 ESPLANADE ST HELIER JERSEY JE4 8RF	DEF SHS 4.9	NIL	2,000	01-APR-03
CHARDON NOMINEES LIMITED	P.O. BOX 177 38 ESPLANADE ST HELIER JERSEY JE4 8RF	ORD 0.1P	2,000		
MAURICE MASSEY-CHASE ESQ	9 BRIAR THICKET WOODSTOCK OXFORDSHIRE OX20 1NT	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR STEPHEN GERALD CHASE	BEACHWOOD HOUSE WEST END AMPLEFORTH YORK YO62 4DY	ORD 0.1P DEF SHS 4.9	NIL NIL	3,496 3,496	23-JUL-03 01-APR-03
MISS HONG KIEM CHAU	41 BLACK HAYNES ROAD SELLY OAK BIRMINGHAM WEST MIDLANDS B29 4RF	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MR KISHOR CHAUHAN	4 ASTHILL CROFT COVENTRY CV3 6HL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
SUNIL CHAWLA ESQ	1 HAROLD AVENUE HAYES MIDDLESEX UB3 4QW	ORD 0.1P	50,000		
MIOSS CLARE MARION CHEFFINS	P O BOX 61520 8135 PAPHOS CYPRUS	ORD 0.1P DEF SHS 4.9	NIL NIL	9,900 9,900	20-NOV-03 01-APR-03
MR ALEX CHELMIS	FLAT 3 2 ST LEONARDS ROAD EALING LONDON W13 8PW	ORD 0.1P	NIL	4,353	30-JUL-03

Run date: 06-MAY-2004 01:07PM
Ref: D 2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
CHEVIOT CAPITAL (NOMINEES) LTD	DEVONSHIRE HOUSE 60 GOSWELL ROAD LONDON EC1M 7AD	ORD 0.1P	100,000	100,000	14-JAN-04
CHEVIOT CAPITAL (NOMINEES) LTD CERT ACCT	DEVONSHIRE HOUSE 60 GOSWELL ROAD LONDON EC1M 7AD	ORD 0.1P	NIL		
JEREMY PATRICK CHICHESTER ESQ	HAWTHORNS KENT ROAD CONGRESBURY BRISTOL SOMERSET BS19 5BE	ORD 0.1P DEF SHS 4.9	4,400 NIL	4,400	01-APR-03
MR CHRISTOPHER MEL.. CHILD	3 PINE CLOSE BIGGLESWADE BEDFORDSHIRE SG18 0EF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
AVRIL JOAN CHILDS	16 PHOENIX DRIVE WATERINGBURY KENT ME18 5DR	ORD 0.1P	8,000		
MR CHRISTOPHER CHILDS	3 PINE CLOSE BIGGLESWADE BEDFORDSHIRE SG18 0EF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS MARY KATHLEEN CHISLETT	126 MUDFORD ROAD YEOVIL SOMERSET BA21 4AL	ORD 0.1P DEF SHS 4.9	1,492 NIL	1,492	01-APR-03
MR ROY DOUGLAS CHITTENDEN	27 DINORBEN AVENUE FLEET HAMPSHIRE GU52 7SQ	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
SIR THOMAS WILLES CHITTY	BOW COTTAGE WEST HOATHLY EAST GRINSTEAD WEST SUSSEX RH19 4QF	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR MICHAEL ANTHONY CHIU	FLAT F 10 F BLOCK 2 PARKVIEW GARDEN 5 PIK TIN ST 141 WAI SHA TIN N T HONG KONG	ORD 0.1P	266,667		
PAUL SINGH CHOHAN ESQ	72 WOODLAND DRIVE WATFORD HERTFORDSHIRE WD1 3BZ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KHALED AHMED CHOUDHURY 2A MARLBOROUGH AV. 1E PRINCES AVENUE HULL HU5 3JS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR REGINALD GEORGE CHRISTIE 16 ALBYN PLACE ABERDEEN AB10 1PS	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	07-JUL-03 01-APR-03
MR PAUL CHRISTOPHER HILDERSHAM KINGS ROAD ST. PETER PORT GUERNSEY CHANNEL ISLANDS GY1 1QA	ORD 0.1P DEF SHS 4.9	13,242 NIL	13,242	01-APR-03
MR PAUL ROBSON PRESTOE CHRISTOPHER HILDERSHAM KINGS ROAD ST PETER PORT GUERNSEY GY1 1QA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR RUSCOMBE WILLIAM CHRISTOPHER + MRS DIANE CHRISTOPHER THE WOODLANDS AUTHORPE LOUTH LINCS LN11 8PG	ORD 0.1P DEF SHS 4.9	5,556 NIL	5,556	01-APR-03
MR EDDIE KIN KWOK CHU + MRS BETTY HING WAN CHU 153 MARLEYFIELDS LEIGHTON BUZZARD BEDFORDSHIRE LU7 3WJ	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MRS YEE MING CHU 20 SANDICROFT ROAD LIVERPOOL MERSEYSIDE L12 0LX	ORD 0.1P	25,000		
MRS WINNIFRED KATHLEEN CHUCK 10 PUMPING STATION ROAD CHISWICK LONDON W4 2SW	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
CIRCLE NOMINEES LIMITED 9 DEVONSHIRE SQUARE LONDON EC2M 4HP	DEF SHS 4.9	NIL	27,500	01-APR-03
CIRCLE NOMINEES LIMITED 9 DEVONSHIRE SQUARE LONDON EC2M 4HP	ORD 0.1P	2,500	25,000	26-JUN-03
CITIGROUP GLOBAL MARKETS U.K EQUITY LIMITED SBUKE ACCT INCOME PROCESSING CITIGROUP LEVEL 5 MAIL DROP CGC-05-52 CANARY WHARF LONDON E14 5LB	ORD 1P	NIL	20,000 40,000 20,000 5,000 38,000	18-JUN-03 20-JUN-03 20-JUN-03 15-AUG-03 09-OCT-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
CITY EQUITIES (NOMINEES) LIMITED	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	85,000		
CITY EQUITIES (NOMINEES) LIMITED ASOLD ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	275,000 190,000 1,000,000	27-JAN-04 27-JAN-04 27-JAN-04
CITY EQUITIES (NOMINEES) LIMITED ABOUGHT ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	35,000	30-OCT-03
CITY EQUITIES (NOMINEES) LIMITED CE01172 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	40,000		
CITY EQUITIES (NOMINEES) LIMITED CE03454 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	125,000		
CITY EQUITIES (NOMINEES) LIMITED CE03579 ACCT	O'EAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE03773 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE04060 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	75,000		
CITY EQUITIES (NOMINEES) LIMITED CE04271 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	65,000		
CITY EQUITIES (NOMINEES) LIMITED CE04364 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	100,000	27-JAN-04
CITY EQUITIES (NOMINEES) LIMITED CE04542 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	100,000		
CITY EQUITIES (NOMINEES) LIMITED CE04609 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   64

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
CITY EQUITIES (NOMINEES) LIMITED CE04702 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	150,000		
CITY EQUITIES (NOMINEES) LIMITED CE04718 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE04732 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	70,000		
CITY EQUITIES (NOMINEES) LIMITED CE04785 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE04793 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE04971 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	100,000		
CITY EQUITIES (NOMINEES) LIMITED CE05125 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	150,000		
CITY EQUITIES (NOMINEES) LIMITED CE05203 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	DEF SHS 4.9	NIL	25,000	01-APR-03
CITY EQUITIES (NOMINEES) LIMITED CE05203 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	25,000		
CITY EQUITIES (NOMINEES) LIMITED CE05260 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	80,000		
CITY EQUITIES (NOMINEES) LIMITED CE05613 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	40,000		
CITY EQUITIES (NOMINEES) LIMITED CE05633 ACCT	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	160,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CITY EQUITIES (NOMINEES) LIMITED CE05834 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE05888 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	DEF SHS 4.9	NIL	6,000	01-APR-03
CITY EQUITIES (NOMINEES) LIMITED CE05888 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	6,000		
CITY EQUITIES (NOMINEES) LIMITED CE06099 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	100,000		
CITY EQUITIES (NOMINEES) LIMITED CE06179 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	90,000	27-JAN-04
CITY EQUITIES (NOMINEES) LIMITED CE06251 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	40,000		
CITY EQUITIES (NOMINEES) LIMITED CE06272 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	80,000		
CITY EQUITIES (NOMINEES) LIMITED CE06374 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE06377 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	60,000		
CITY EQUITIES (NOMINEES) LIMITED CE06452 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	75,000	27-JAN-04
CITY EQUITIES (NOMINEES) LIMITED CE06602 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	175,000		
CITY EQUITIES (NOMINEES) LIMITED CE06694 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	250,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
CITY EQUITIES (NOMINEES) LIMITED	CE06713 ACCT	ORD 0.1P	50,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE06846 ACCT	ORD 0.1P	NIL	150,000	27-JAN-04
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE06865 ACCT	ORD 0.1P	40,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE06973 ACCT	ORD 0.1P	35,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07108 ACCT	ORD 0.1P	60,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07163 ACCT	ORD 0.1P	40,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07379 ACCT	ORD 0.1P	50,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07420 ACCT	ORD 0.1P	100,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07484 ACCT	ORD 0.1P	75,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07520 ACCT	ORD 0.1P	90,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07530 ACCT	ORD 0.1P	45,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	CE07594 ACCT	ORD 0.1P	80,000		
	OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CITY EQUITIES (NOMINEES) LIMITED CE07638 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE07641 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	650,000		
CITY EQUITIES (NOMINEES) LIMITED CE07707 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	200,000		
CITY EQUITIES (NOMINEES) LIMITED CE07723 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	40,000		
CITY EQUITIES (NOMINEES) LIMITED CE07737 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	50,000		
CITY EQUITIES (NOMINEES) LIMITED CE08105 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	80,000		
CITY EQUITIES (NOMINEES) LIMITED CE08165 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	65,000		
CITY EQUITIES (NOMINEES) LIMITED CE08185 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	100,000		
CITY EQUITIES (NOMINEES) LIMITED CE08267 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	35,000		
CITY EQUITIES (NOMINEES) LIMITED CE08422 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	60,000		
CITY EQUITIES (NOMINEES) LIMITED CE08759 ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	40,000		
CITY EQUITIES (NOMINEES) LIMITED PBOUGHT ACCT OCEAN HOUSE LITTLE TRINITY LANE LONDON EC4V 2DL	ORD 0.1P	NIL	40,000 35,000 40,000 35,000 100,000 75,000 40,000	16-DEC-03 16-DEC-03 16-DEC-03 16-DEC-03 17-DEC-03 17-DEC-03 18-DEC-03

52

ate Sold

1-APR-03

1-APR-03

1-APR-03

-APR-03

-APR-03

-APR-03

-JUL-03

-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
—————————————
REGEN THERAPEUTICS PLC

Page   68

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			190,000	19-DEC-03
			60,000	22-DEC-03
			100,000	23-DEC-03
			70,000	23-DEC-03
			40,000	24-DEC-03
			250,000	24-DEC-03
			150,000	24-DEC-03
			125,000	24-DEC-03
			350,000	24-DEC-03
			200,000	24-DEC-03
			400,000	24-DEC-03
			150,000	24-DEC-03
			150,000	24-DEC-03
			90,000	29-DEC-03
			150,000	29-DEC-03
			35,000	29-DEC-03
			60,000	29-DEC-03
			50,000	29-DEC-03
			40,000	29-DEC-03
			35,000	29-DEC-03
			100,000	29-DEC-03
			150,000	29-DEC-03
			40,000	29-DEC-03
			40,000	29-DEC-03
			70,000	29-DEC-03
			90,000	29-DEC-03
			40,000	29-DEC-03
			100,000	29-DEC-03
			80,000	29-DEC-03
			50,000	29-DEC-03
			40,000	29-DEC-03
			40,000	29-DEC-03
			50,000	29-DEC-03
			35,000	29-DEC-03
			60,000	29-DEC-03
			100,000	29-DEC-03
			100,000	29-DEC-03
			75,000	29-DEC-03
			200,000	29-DEC-03
			70,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			100,000	29-DEC-03
			40,000	29-DEC-03
			50,000	29-DEC-03

Date Sold
G1-APR-03
)1-APR-03
)1-APR-03
)1-APR-03
-1-APR-03
1-APR-03
1-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Page   69

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	29-DEC-03
			80,000	29-DEC-03
			100,000	29-DEC-03
			50,000	29-DEC-03
			100,000	29-DEC-03
			125,000	29-DEC-03
			35,000	29-DEC-03
			50,000	29-DEC-03
			100,000	29-DEC-03
			100,000	29-DEC-03
			50,000	29-DEC-03
			60,000	29-DEC-03
			50,000	29-DEC-03
			85,000	29-DEC-03
			80,000	29-DEC-03
			220,000	29-DEC-03
			60,000	29-DEC-03
			50,000	29-DEC-03
			40,000	29-DEC-03
			40,000	29-DEC-03
			100,000	29-DEC-03
			80,000	29-DEC-03
			100,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			35,000	29-DEC-03
			60,000	29-DEC-03
			100,000	29-DEC-03
			70,000	29-DEC-03
			50,000	29-DEC-03
			100,000	27-DEC-03
			40,000	29-DEC-03
			70,000	29-DEC-03
			50,000	29-DEC-03
			250,000	29-DEC-03
			50,000	29-DEC-03
			50,000	29-DEC-03
			35,0..	29-DEC-03
			50,000	29-DEC-03
			40,000	29-DEC-03
			45,000	29-DEC-03
			50,000	29-DEC-03
			100,000	29-DEC-03
			100,000	29-DEC-03
			50,000	29-DEC-03
			70,000	29-DEC-03
			50,000	29-DEC-03
			125,000	29-DEC-03
			175,000	29-DEC-03

MR PA
JOHN
+ MRS
MR NE
MR WI
MR RO
+ MRS
TRACE
MR JA
FREDE
MR SI
MR JO

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   70

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
Continued.....					
				50,000	29-DEC-03
				35,000	29-DEC-03
				40,000	29-DEC-03
				35,000	29-DEC-03
				160,000	29-DEC-03
				65,000	30-DEC-03
				65,000	30-DEC-03
				75,000	30-DEC-03
				50,000	30-DEC-03
				35,000	31-DEC-03
				75,000	31-DEC-03
				200,000	06-JAN-04
				40,000	14-JAN-04
				45,000	14-JAN-04
				100,000	14-JAN-04
CITY EQUITIES (NOMINEES) LIMITED	OCEAN HOUSE	ORD 0.1P	100,000		
CE07716A ACCT	LITTLE TRINITY LANE				
	LONDON EC4V 2DL				
CITY EQUITIES (NOMINEES) LIMITED	OCEAN HOUSE	ORD 0.1P	35,000		
PMBOUGHT ACCT	LITTLE TRINITY LANE			50,000	29-DEC-03
	LONDON EC4V 2DL			40,000	14-JAN-04
				45,000	14-JAN-04
				40,000	15-JAN-04
				35,000	16-JAN-04
				50,000	16-JAN-04
				35,000	21-JAN-04
				50,000	23-JAN-04
				40,000	23-JAN-04
CITY FINANCIAL ADMINISTRATION	CITY FINANCIAL CENTRE	ORD 0.1P	10,000		
NOMINEES LIMITED DWB ACCT	88 BOROUGH HIGH STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
	LONDON SE1 1ST				
CLAN BRASSIL (NOMINEES) LIMITED	PO BOX 222	ORD 0.1P	10,000		
CC475 ACCT	26 QUEEN STREET	DEF SHS 4.9	NIL	10,000	01-APR-03
	ST HELIER				
	JERSEY JE4 9SJ				
MRS CATHERINE GAIL CLARK	THE GRANGE	ORD 0.1P	7,200		
+ MRS KATHLEEN PHYLLIS MARY CLARK	STAPLEHURST	DEF SHS 4.9	NIL	7,200	01-APR-03
	TONBRIDGE				
	KENT TN12 ORA				
MR PETER CLARK	2 ROYCE GROVE	ORD 0.1P	12,000		
	LEAVESDEN	DEF SHS 4.9	NIL	12,000	01-APR-03
	WATFORD WD25 7GD				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR RICHARD WILLIAM CLARK	ROWANS CALVER ROAD BASLOW DERBYSHIRE DE45 1RR	ORD 0.1P	6,800		
MR STEPHEN CLARK	137 STRICHEN ROAD FRASERBURGH ABERDEENSHIRE SCOTLAND AB43 9QJ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS SUSAN CLARK + MR ALBERT CLARK	9 CALCOTT CLOSE STOCKTON-ON-TEES CLEVELAND TS19 0UB	ORD 0.1P	29,850		
MRS VALERIE CLARK	118 BELLHOUSE ROAD EASTWOOD LEIGH ON SEA ESSEX SS9 5NG	ORD 0.1P DEF SHS 4.9	5,470 NIL	5,470	01-APR-03
MISS JACQUELINE CLARKE	SHANGREEN WYSON BRIMFIELD LUDLOW SALOP SY8 4NL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR JOHN CLARKE	41 CLIFFE ROAD GONERBY HILL FOOT GRANTHAM LINCOLNSHIRE NG31 8HL	ORD 0.1P	13,333		
JOHN VICTOR CLARKE ESQ	67 TULLY ROAD DUNNYVADDEN BALLYMENA CO ANTRIM BT42 3HT	DEF SHS 4.9	NIL	10,000	01-APR-03
JOHN VICTOR CLARKE ESQ	67 TULLY ROAD DUNNYVADDEN BALLYMENA CO ANTRIM BT42 3HT	ORD 0.1P	10,000		
MR PAUL CLARKE	2 HAWTHORN CLOSE CHELMSFORD ESSEX CM2 9NP	ORD 0.1P	6,000		
MR RUSSELL IAN CLARKE	129 RADNOR DRIVE CHURCHTOWN SOUTHPORT MERSEYSIDE PR9 9QF	ORD 0.1P	1,450		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR DAVID JOHN CLAXTON 3? ELMSLEIGH ROAD HEALD GREEN CHEADLE CHESHIRE SK8 3UE	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
CLEANLINE SOLUTIONS LTD C/O MR MARTIN HAZLEWOOD 2 THE ASHES BUGBROOKE NORTHAMPTON NORTHAMPTONSHIRE NN7 3JP	ORD 0.1P DEF SHS 4.9	17,750 NIL	17,750	01-APR-03
PAUL CLEMONS ESQ 44 SNAKE LANE ALVECHURCH WORCS B48 7NS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR THOMAS HUGH CLIFTON THATCHED COTTAGE THISTLEY LANE BROMHAM BEDFORD MK43 8QG	ORD 0.1P DEF SHS 4.9	3,003 NIL	3,000	01-APR-03
MR ROBIN EGERTON CLILVERD WOODSIDE HOUSE CADMORE END HIGH WYCOMBE BUCKS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR PETER SPENCE CLOUGH 2 LARNE AVENUE STRETFORD MANCHESTER M32 8DT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ROGER ALAN CLOVER 26 MASHITERS WALK ROMFORD ESSEX RM1 4DA	ORD 0.1P	10,000		
+ MRS DORIS CLOVER 26 SEYMER ROAD ROMFORD ESSEX RM1 4LB				
MRS MELANIE VANDA LEWIS-CLUBBE MLS ACCT LION CAFE 35 SHORT BRIDGE STREET NEWTOWN POWYS SY16 2LR	ORD 0.1P DEF SHS 4.9	559 NIL	559	01-APR-03
CM INVESTMENT NOMINEES LIMITED 53248 ACCT 30 FINSBURY SQUARE LONDON EC2A 1AG	ORD 0.1P	NIL	10,000	11-MAR-03
CM INVESTMENT NOMINEES LIMITED 53449 ACCT 30 FINSBURY SQUARE LONDON EC2A 1AG	ORD 0.1P	NIL	10,000	03-MAR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CM INVESTMENT NOMINEES LIMITED 54765 ACCT	30 FINSBURY SQUARE LONDON EC2A 1AG	DEF SHS 4.9	NIL	6,500	01-APR-03
CM INVESTMENT NOMINEES LIMITED 54765 ACCT	30 FINSBURY SQUARE LONDON EC2A 1AG	ORD 0.1P	NIL	6,500	16-JUN-03
CM INVESTMENT NOMINEES LIMITED 55277 ACCT	30 FINSBURY SQUARE LONDON EC2A 1AG	ORD 0.1P	NIL	40,000	28-OCT-03
MISS NORMA JEAN COBURN	14 DAWLISH ROAD WALLASEY MERSEYSIDE CH44 3DP	ORD 0.1P DEF SHS 4.9	22,334 NIL	2,334	01-APR-03
MRS KAREN COE	WALNUT TREE HOUSE 36 SWITCHBACK RD NORTH MAIDENHEAD BERKS SL6 7QQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR GREGORY COLBOURNE	FLAT 5 BOOTHS COURT POPLAR DRIVE HUTTON BRENTWOOD ESSEX CM13 1YY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MALCOLM COLE	76 DERNIER RD TONBRIDGE KENT PN10 3EW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
FRANK COLEMAN ESQ	MOLE END LOW STREET SMALLBURGH NORFOLK NR12 9LR	ORD 0.1P	3,000		
MR MICHEAL JAMES COLEMAN	57 THE HIGHWAY SUTTON SURREY SM2 5QS	ORD 0.1P DEF SHS 4.9	7,947 NIL	2,947	01-APR-03
MRS ANNE COLLINS	24A CLIFTON ROAD TETTENHALL WOLVERHAMPTON WEST MIDLANDS WV6 9AP	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS CATHERINE FRANCES COLLINS	14 GARRICK CRESCENT EAST CROYDON SURREY CR0 5PW	ORD 0.1P	NIL	54,910	30-JUL-03
MR GORDON LESLIE COLLINS	69 FROISSART ROAD LONDON LONDON SE9 6QH	ORD 0.1P DEF SHS 4.9	857 NIL	857	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MS TRACY HELENA COLLINS	6 HARRISONS BIRCHANGER BISHOP STORTFORD HERTS CM23 5QT	ORD 0.1P DEF SHS 4.9	700 NIL	700	01-APR-03
DR JOHN ALEXANDER COLLINSON	3 GLENEAGLES DRIVE WIDNES CHESHIRE WA8 9JH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
BARRIE JAMES COLMAN ESQ	26 HIGHFIELD CRESCENT BROGBOROUGH BEDFORDSHIRE MK43 0XZ	DEF SHS 4.9	NIL	1,000	01-APR-03
BARRIE JAMES COLMAN ESQ	26 HIGHFIELD CRESCENT BROGBOROUGH BEDFORDSHIRE MK43 0XZ	ORD 0.1P	1,000		
COLSTEW NOMINEES LIMITED	9TH FLOOR 88 WOOD STREET LONDON EC2V 7QR	ORD 0.1P	NIL	100,000 30,000 15,000 15,000 200,000 100,000	21-JUL-03 31-JUL-03 31-JUL-03 31-JUL-03 13-AUG-03 15-AUG-03
COLSTEW NOMINEES LIMITED NOM ACCT	9TH FLOOR 88 WOOD STREET LONDON EC2V 7QR	ORD 0.1P	300,000		
MR ROBERT CHARLES STUART COMBER CO2705 ACCT + MRS CHRISTINE ANNETTE COMBER	909 UPPINGHAM ROAD BUSHBY LEICESTER LE7 9RR	DEF SHS 4.9	NIL	3,500	01-APR-03
MR ROBERT CHARLES STUART COMBER CO2705 ACCT + MRS CHRISTINE ANNETTE COMBER	909 UPPINGHAM ROAD BUSHBY LEICESTER LE7 9RR	ORD 0.1P	3,500		
COMDIRECT NOMINEE LTD NOMINEE ACCT	BOATMAN'S HOUSE 2 SELSDON WAY LONDON E14 9LA	DEF SHS 4.9	NIL	411,855	01-APR-03
COMDIRECT NOMINEE LTD NOMINEE ACCT	BOATMAN'S HOUSE 2 SELSDON WAY LONDON E14 9LA	ORD 0.1P	3,562,533	8,565 1,700 50,000 35,026 100,000 100,000 150,000 11,281 12,636 49,811 15,398 25,000	20-FEB-03 18-MAR-03 25-APR-03 02-JUN-03 17-JUN-03 17-JUN-03 17-JUN-03 18-JUN-03 18-JUN-03 18-JUN-03 18-JUN-03 18-JUN-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			39,096	18-JUN-03
			250,000	18-JUN-03
			50,000	18-JUN-03
			48,414	18-JUN-03
			10,000	19-JUN-03
			6,251	19-JUN-03
			89,325	19-JUN-03
			19,402	19-JUN-03
			5,488	19-JUN-03
			35,296	19-JUN-03
			100,000	19-JUN-03
			50,000	19-JUN-03
			150,000	19-JUN-03
			7,596	19-JUN-03
			2,000	19-JUN-03
			100,000	19-JUN-03
			100,000	19-JUN-03
			43,670	19-JUN-03
			60,744	19-JUN-03
			4,000	19-JUN-03
			26,169	19-JUN-03
			25,000	19-JUN-03
			25,000	19-JUN-03
			18,006	19-JUN-03
			25,000	19-JUN-03
			25,000	19-JUN-03
			8,000	19-JUN-03
			4,406	20-JUN-03
			24,952	20-JUN-03
			123,924	20-JUN-03
			25,000	20-JUN-03
			7,000	20-JUN-03
			28,450	20-JUN-03
			50,000	20-JUN-03
			10,600	20-JUN-03
			8,069	20-JUN-03
			100,000	20-JUN-03
			50,000	20-JUN-03
			3,000	20-JUN-03
			45,000	20-JUN-03
			5,336	20-JUN-03
			18,000	20-JUN-03
			28,296	20-JUN-03
			45,000	20-JUN-03
			25,000	20-JUN-03
			22,875	20-JUN-03
			36,255	20-JUN-03
			20,000	2?-JUN-0?

60

..e Sold
APR-03
APR-03
APR-03
JUL-03
APR-03
APR-03
APR-03
NOV-03
APR-03
JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 76

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			17,116	23-JUN-03
			22,700	23-JUN-03
			43,897	23-JUN-03
			20,091	23-JUN-03
			75,000	23-JUN-03
			20,000	23-JUN-03
			6,747	23-JUN-03
			11,660	23-JUN-03
			49,688	23-JUN-03
			50,000	23-JUN-03
			15,763	23-JUN-03
			24,763	23-JUN-03
			40,000	23-JUN-03
			20,000	23-JUN-03
			25,740	23-JUN-03
			23,834	23-JUN-03
			7,756	23-JUN-03
			14,489	23-JUN-03
			3,218	23-JUN-03
			5,682	23-JUN-03
			20,000	24-JUN-03
			27,965	24-JUN-03
			100,000	24-JUN-03
			66,895	24-JUN-03
			5,000	24-JUN-03
			10,000	25-JUN-03
			30,000	25-JUN-03
			10,000	25-JUN-03
			17,865	25-JUN-03
			100,000	25-JUN-03
			100,000	26-JUN-03
			41,794	26-JUN-03
			10,000	26-JUN-03
			79,731	26-JUN-03
			31,680	26-JUN-03
			25,000	26-JUN-03
			14,000	27-JUN-03
			50,000	01-JUL-03
			23,813	01-JUL-03
			50,000	01-JUL-03
			50,000	01-JUL-03
			32,696	02-JUL-03
			12,572	02-JUL-03
			11,500	02-JUL-03
			17,716	02-JUL-03
			25,000	03-JUL-03
			23,562	03-JUL-03
			35,000	03-JUL-03
			10,000	07-JUL-03
			50,000	07-JUL-03
			42,838	08-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 77

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued.....				
			10,000	08-JUL-03
			56,110	11-JUL-03
			50,000	11-JUL-03
			50,000	17-JUL-03
			20,800	17-JUL-03
			50,000	17-JUL-03
			78,151	17-JUL-03
			8,000	18-JUL-03
			26,637	18-JUL-03
			100,000	21-JUL-03
			100,000	21-JUL-03
			85,882	21-JUL-03
			9,000	21-JUL-03
			40,000	21-JUL-03
			10,000	22-JUL-03
			65,000	22-JUL-03
			63,241	23-JUL-03
			67,038	23-JUL-03
			62,403	23-JUL-03
			20,000	24-JUL-03
			24,181	25-JUL-03
			21,292	29-JUL-03
			18,904	30-JUL-03
			25,000	30-JUL-03
			37,949	30-JUL-03
			100,000	30-JUL-03
			26,556	31-JUL-03
			138,362	01-AUG-03
			43,045	05-AUG-03
			28,682	06-AUG-03
			5,922	06-AUG-03
			117,366	08-AUG-03
			70,849	12-AUG-03
			8,018	12-AUG-03
			46,308	14-AUG-03
			8,676	14-AUG-03
			12,019	18-AUG-03
			5,600	21-AUG-03
			21,558	21-AUG-03
			5,471	27-AUG-03
			30,000	28-AUG-03
			25,000	11-SEP-03
			27,376	12-SEP-03
			16,376	18-SEP-03
			6,981	18-SEP-03
			250,000	25-SEP-03
			2,740	25-SEP-03
			21,601	25-SEP-03
			30,849	29-SEP-03
			25,000	29-SEP-03
			50,000	30-SEP-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page 78

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			25,000	30-SEP-03
			50,000	01-OCT-03
			238,236	01-OCT-03
			33,459	02-OCT-03
			5,000	10-OCT-03
			25,000	13-OCT-03
			50,131	13-OCT-03
			26,020	13-OCT-03
			50,000	13-OCT-03
			10,002	14-OCT-03
			150,000	14-OCT-03
			100,000	14-OCT-03
			58,000	14-OCT-03
			50,000	14-OCT-03
			29,330	16-OCT-03
			40,000	20-OCT-03
			6,352	30-OCT-03
			2,418	04-NOV-03
			23,390	11-NOV-03
			60,000	02-DEC-03
			100,000	03-DEC-03
			6,273	03-DEC-03
			30,000	11-DEC-03
			9,978	17-DEC-03
			15,000	18-DEC-03
			14,204	19-DEC-03
			31,095	19-DEC-03
			4,560	14-JAN-04
			74,626	15-JAN-04
			25,000	15-JAN-04
			50,000	16-JAN-04
			15,769	20-JAN-04
			7,387	21-JAN-04
			24,027	21-JAN-04
			25,000	27-JAN-04
			9,487	27-JAN-04
			25,000	02-FEB-04
			13,474	03-FEB-04
			34,702	03-FEB-04
			5,740	10-FEB-04
JAMES FRANCIS COMERFORD ESQ + MRS MAY COMERFORD 3 OFFINGTON PARK SUTTON DUBLIN 13 EIRE	ORD 0.1P	200,000		
MR CLIFFORD REGINALD HERBERT COMRIE 7A WEST PARK ROAD CLEADON SUNDERLAND TYNE AND WEAR SR6 7RR	ORD 0.1P DEF SHS 4.9	NIL NIL	14,000 14,000	24-JUL-03 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR MICHAEL LAWRENCE DEVERE CONEYS	14 ARGYLL MANSIONS 323 KINGS ROAD LONDON SW3 5ER	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR DAMIAN CONNEARN	APARTMENT 5 384 CHESTER ROAD MANCHESTER M16 9YD	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
DR CHARLES KEVIN CONNOLLY	ALDBROUGH HOUSE ALDBOROUGH ST JOHN RICHMOND NORTH YORKSHIRE LL11 7TU	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR PATRICK PHILIP MARTIN CONNOLLY + MRS CATHERINE ANNE CONNOLLY	7A DERRINRAW ROAD PORTADOWN CO ARMAGH BT26 1UX	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR EDWARD JOSEPH CONNOR	17 GREENHILL EVESHAM WORCS WR11 4LX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR MICHAEL JOSEPH CONNOR	11 PARK INCH PARK MAINS ERSKINE PA8 7HZ	ORD 0.1P	100,000		
MR ALAN JOHN CONWAY	1 DOGFIELD STREET CARDIFF S GLAM CF24 4QJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR BRENDON LEWIS COOK	43 WOOD LANE ROTHWELL LEEDS LS26 0PD	ORD 0.1P	40,000		
MRS CHRISTINE ELIZABETH COOK	KELSTON VIEW 429 BATH ROAD SALTFORD BRISTOL BS31 3DG	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
PAUL COOK ESQ + MRS SALLY ANN COOK	WOODBURY BACK ROAD FRIDAY BRIDGE WISBECH CAMBRIDGESHIRE PE14 0HU	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR MICHAEL COOKE	2 BARDOLTHS CLOSE PRINCES RISBOROUGH BUCKINGHAMSHIRE HP27 0XA	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
CECIL COOPER ESQ 60 BEECH WAY TWICKENHAM MIDDLESEX TW2 5JS	ORD 0.1P DEF SHS 4.9	27,143 NIL	20,000 47,143	17-APR-03 01-APR-03
DAVID JOHN COOPER ESQ 16 KINGS ORCHARD ELTHAM LONDON SE9 5TJ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR DONALD SIDNEY COOPER 3 DUNSFORD CLOSE EXMOUTH DEVON EX8 2HW	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS ELIZABETH FLORENCE COOPER 13 BALLYWILLAN ROAD PORTRUSH CO ANTRIM BT56 8JL	ORD 0.1P DEF SHS 4.9	5,850 NIL	5,850	01-APR-03
MISS IRENE MONICA COOPER WOODLAND COTTAGE 8 DURCOTT LANE CAMERTON BATH BA3 1QE	ORD 0.1P DEF SHS 4.9	769 NIL	769	01-APR-03
MR JASON PAUL COOPER 10 PINE CLOSE BIGGLESWADE BEDFORDSHIRE SG18 0EF	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ROBERT CHARLES COOPER HIGHBROW 11A BRACONDALE NORWICH NR1 2AE	ORD 0.1P	NIL	100,000	27-JAN-04
TERENCE COOPER ESQ + MRS SHARON COOPER EAST LEA DUNMOW ROAD HATFIELD HEATH BISHOPS STORTFORD HERTFORDSHIRE CM22 7BN	ORD 0.1P	6,319		
MR WILLIAM COOPER THE PALACE HOTEL PRINCESS STREET PETERHEAD ABERDEENSHIRE AB42 1PL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MRS DIANNE COPELAND 85 WOODLAND ROAD RODE HEATH STOKE-ON-TRENT STAFFORDSHIRE ST7 3TL	ORD 0.1P DEF SHS 4.9	917 NIL	917	01-APR-03
MR PAUL COPELAND 142 LINDISFARNE ROAD NEWTON HALL DURHAM DH1 5YX	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS MAUREEN ANN COPP	63 GAYFERE ROAD STONELEIGH SURREY KT17 2JZ	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR EDWIN COPPEL	3 CAMBOURNE PARK BELFAST BT9 6RL	ORD 0.1P DEF SHS 4.9	NIL NIL	20,000 20,000	18-JUL-03 01-APR-03
COPPERGATE PROPERTIES LIMITED	98 TADCASTER ROAD DRINGHOUSES YORK YO24 1LT	ORD 0.1P	30,000		
MR GEOFFREY JAMES WILLIAM CORBETT	POUNDEDGE 3 BROOKMEAD COURT OVERFORD DRIVE CRANLEIGH SURREY GU6 8BA	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR PETER CORCORAN	1 WOOLTON PARK CLOSE LIVERPOOL MERSEYSIDE L25 6JZ	ORD 0.1P DEF SHS 4.9	750 NIL	750	01-APR-03
MRS DANUTA MARIA CORDEN	10 CHURCHILL DRIVE WEYBRIDGE SURREY KT13 9HE	ORD 0.1P DEF SHS 4.9	18,571 NIL	18,571	01-APR-03
ROBERT PETER HAMILTON CORDEN ESQ	10 CHURCHILL DRIVE WEYBRIDGE SURREY KT13 9HE	ORD 0.1P DEF SHS 4.9	15,357 NIL	15,357	01-APR-03
MRS ALISON JOAN CORMACK	7A SALTBURN INVERGORDON ROSS-SHIRE SCOTLAND IV18 0JZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
JOSEPH CORRIGAN ESQ	22 GRANGE STREET LEIGH LANCASHIRE WN7 4HR	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
COST NOMINEES LIMITED 235DEFLT ACCT	9TH FLOOR 88 WOOD STREET LONDON EC2V 7QR	ORD 0.1P	NIL	100,000 60,000 200,000 100,000	21-JUL-03 31-JUL-03 13-AUG-03 15-AUG-03
PAUL ANTHONY COSTELLO ESQ	26 SALISBURY STREET STOCKPORT CHESHIRE SK5 6UL	ORD 0.1P	13,411		

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR MARK STEVEN COSTER	242 CULLYBACKEY ROAD BALLYMENA CO ANTRIM BT43 5JH	ORD 0.1P DEF SHS 4.9	8,823 NIL	8,823	01-APR-03
MR STEPHEN COULTHARD	66 DENT VIEW EGREMONT CUMBRIA CA22 2ET	DEF SHS 4.9	NIL	200	01-APR-03
MR STEPHEN COULTHARD	66 DENT VIEW EGREMONT CUMBRIA CA22 2ET	ORD 0.1P	NIL	200	30-JUL-03
MS EILEEN COUPE	24 PARKSIDE HUTHWAITE SUTTON IN ASHFIELD NOTTINGHAMSHIRE NG17 2PN	ORD 0.1P DEF SHS 4.9	12,089 NIL	3,417	01-APR-03
DR GEOFFREY COWELL	114A VICTORIA ROAD EAST THORNTON-CLEVELEYS LANCASHIRE FY5 3SX	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	06-JUN-03 01-APR-03
DR GEOFFREY COWELL	114A VICTORIA ROAD EAST THORNTON CLEVELEYS LANCASHIRE FY5 3SX	ORD 0.1P	5,000		
MRS JEAN MARIE COWEN	2 NELSON BANK ACRES NOOK GOLDENHILL STOKE-ON-TRENT STAFFORDSHIRE ST6 4QP	ORD 0.1P DEF SHS 4.9	1,785 NIL	1,785	01-APR-03
MRS LAURA JANE COX	CRONK-E-KING GLENEEDLE ST JOHNS ISLE OF MAN IM4 3BF	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PETER DONALD COX	MAYFIELD WEST MONKTON TAUNTON TA2 8QX	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
JAMES CRABB ESQ	39 AMISON STREET SANDFORD HILL LONGTON STOKE ON TRENT ST3 1LD	ORD 0.1P DEF SHS 4.9	130 NIL	100	01-APR-03
MR PHILIP DEREK TRAVERS CRABBE	COTEHILL 23 COPPERKINS LANE AMERSHAM BUCKS HP6 5QF	ORD 0.1P DEF SHS 4.9	NIL NIL	6,500 6,500	05-FEB-04 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
GEOFFREY CRABTREE ESQ 12 HATLEX LANE HEST BANK LANCASTER LANCS LA2 6ES	ORD 0.1P	65,000		
MR JOHN MARTIN CRAGGS 16 RHIGOS EMMER GREEN READING BERKSHIRE RG4 8LF	DEF SHS 4.9	NIL	10,000	01-APR-03
MR JOHN MARTIN CRAGGS 16 RHIGOS EMMER GREEN READING BERKSHIRE RG4 8LF	ORD 0.1P	10,000		
MR ROBERT CRAIG CHEQUERS STRATFIELD SAYE READING BERKS RG7 2BP	DEF SHS 4.9	NIL	25,000	01-APR-03
MR ROBERT CRAIG CHEQUERS STRATFIELD SAYE READING BERKS RG7 2BP	ORD 0.1P	25,000		
MR MICHAEL DAVID CRANFIELD 50 BINCOMBE CRESCENT GODALMING SURREY GU7 3RB	ORD 0.1P	100,000		
MR JOHN CRAVEN 28 FOXGLOVE AVENUE ROUNDHAY LEEDS LS8 2QR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MS SHEELAGH JOFFRENE CRAWFORD 153 NORTHFIELD ROAD RINGWOOD BH24 1SS	ORD 0.1P	1,500	1,500	26-APR-03
WILLIAM RICHARD CRAWFORD ESQ LIMMER POND HOUSE CHURCH ROAD ALDINGBOURNE CHICHESTER PO20 6TU	ORD 0.1P DEF SHS 4.9	1,250 NIL	1,250	01-APR-03
CREDIT SUISSE FIRST BOSTON EQUITIES NOMINEES LIMITED 1 ACCT 1 CABOT SQUARE LONDON E14 4QJ	ORD 0.1P	NIL	15,000	25-FEB-03
MRS DOROTHY CRESSWELL 282 HIGHFIELD ROAD NORTH CHORLEY LANCASHIRE PR7 1PH	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR PAUL JULIAN CRIPPS	LINDISFARNE 21 COLEBROOK ROAD BRIGHTON EAST SUSSEX BN1 5JH	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
JOHN PATRICK CRISWELL ESQ + MRS SHIRLEY ELIZABETH CRISWELL	BRACONDALE LONG STREET SHERBORNE DORSET DT9 3BZ	ORD 0.1P DEF SHS 4.9	7,407 NIL	7,407	01-APR-03
MR NEIL CROCKETT	8 LONGMEADOW LANE MOSSGATE PARK HEYSHAM LA3 2FH	ORD 0.1P	NIL	30,561	30-JUN-03
MR WILLIAM CROCKETT	CLUNY COTTAGE PROSPECT TERRACE LOSSIEMOUTH MORAYSHIRE IV31 6JS	ORD 0.1P DEF SHS 4.9	36,500 NIL	16,500	01-APR-03
MR ROGER CROFT + MRS GLYNIS JEAN CROFT	IRONSIDES REST MANOR FARM GREEN TWYFORD HAMPSHIRE SO21 1RA	ORD 0.1P	220,000		
TRACEY CROKE	152 HALE ROAD HALE ALTRINCHAM CHESHIRE WA15 8SQ	ORD 0.1P DEF SHS 4.9	1,252 NIL	1,252	01-APR-03
MR JAMES CRONIN	26E MALVERN ROAD SOUTHSEA HAMPSHIRE PO5 2NA	ORD 0.1P DEF SHS 4.9	2,165 NIL	2,165	01-APR-03
FREDERICK GEORGE CROOK ESQ	32 BUTLERS GROVE GREAT LINFORD MILTON KEYNES BUCKINGHAMSHIRE MK14 5DT	ORD 0.1P DEF SHS 4.9	15,500 NIL	15,500	01-APR-03
MR SIMON ROBERT CROOKENDEN	BIRCHES PENSHURST TONBRIDGE KENT TN11 8DL	ORD 0.1P DEF SHS 4.9	15,000 NIL	15,000	01-APR-03
MR JOHN CROOKS	12 BISHOP ROAD DENTONS GREEN ST HELENS MERSEYSIDE WA10 6ST	ORD 0.1P	50,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ROBERT ANTONY CROSHAW 34 RIVERSIDE WAY LITTLETHORPE LEICESTER LE9 5PT	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS MARION CROSS 5 LINGS LANE HATFIELD DONCASTER DN7 6AB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
JOHN WILLIAM CROSSLAND ESQ 38 PRINCES AVENUE PETTS WOOD ORPINGTON KENT BR5 1QS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR HARRY CROSSLEY 13 GROVE ROAD HAVANT HANTS PO9 1AR	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
CROSSLEY INTERNATIONAL LIMITED HERALD HOUSE 22 HILL STREET ST HELIER JERSEY CHANNEL ISLANDS JE4 9XB	ORD 0.1P	NIL	5,700,750	19-MAR-03
MR SAMUEL CROTHERS 1 MOREY AVENUE DONAGHADEE CO DOWN BT21 0NN	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MISS DAWN AMY CROUCH 27 THE AVENUE HAILSHAM EAST SUSSEX BN27 3HT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR BARRIE CROWTHER 12 KIRTON WAY CRAMLINGTON NE23 2XR	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GUY DUNCAN CROWTHER 51 CLOUGH ROAD CLOUGH HEAD GOLCAR HUDDERSFIELD HD7 4NP	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JONATHAN STEWART CRUST 116 CLAYMORE GROVEHILL HEMEL HEMPSTEAD HERTFORDSHIRE HP2 6LP	ORD 0.1P DEF SHS 4.9	NIL NIL	11,000 11,000	03-JUN-03 01-APR-03
DR WYN CUDLIP GOMSHALL LODGE QUEEN STREET GOMSHALL GUILDFORD SURREY GU5 9LU	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR DAVID CUMMERGEN	11 LINDISFARNE PRIORY BEDFORD BEDFORDSHIRE MK41 0RE	ORD 0.1P DEF SHS 4.9	4,710 NIL	4,710	01-APR-03
FIONA CUNNINGHAM	C/O BARCLAYS BANK 1 CHERTSEY ROAD WOKING SURREY	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
MR PAUL CRANE CUNNINGTON	SILVERLEAS STATION ROAD SHIPLAKE HENLEY-ON-THAMES OXON RG9 3JR	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MRS DIANA ROMANA LORRAINE CURSLEY	11 THE SPINNEY TONBRIDGE KENT TN9 2QQ	ORD 0.1P DEF SHS 4.9	359 NIL	359	01-APR-03
NORMAN DENIS CURTIN	74 EAMONT COURT SHANNON PLACE ST JOHNS WOOD LONDON NW8 7DN	DEF SHS 4.9	NIL	20,000	01-APR-03
NORMAN DENIS CURTIN	74 EAMONT COURT SHANNON PLACE ST JOHNS WOOD LONDON NW8 7DN	ORD 0.1P	20,000		
ADRIAN CHARLES CURTIS ESQ	9 DEVANA CLOSE GODMANCHESTER HUNTINGDON CAMBRIDGESHIRE PE29 2EH	DEF SHS 4.9	NIL	10,000	01-APR-03
ADRIAN CHARLES CURTIS ESQ	9 DEVANA CLOSE GODMANCHESTER HUNTINGDON CAMBRIDGESHIRE PE29 2EH	ORD 0.1P	70,000		
MRS JEAN CURTIS	24 GARTH ROAD MORDEN SURREY SM4 4JY	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR ROBERT GEORGE CURTIS	65 TATTERSALL GARDENS LEIGH-ON-SEA ESSEX SS9 2QS	ORD 0.1P	30,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR CYRIL JOHN CUTLER 2 HEATHER WAY CALNE WILTS SN11 0QR	ORD 0.1P	13,334		
CWM NOMINEES LIMITED CLT ACCT 10 CROWN PLACE CLIFTON STREET LONDON EC2A 4FT	DEF SHS 4.9	NIL	25,000	01-APR-03
CWM NOMINEES LIMITED CLT ACCT 10 CROWN PLACE CLIFTON STREET LONDON EC2A 4FT	ORD 0.1P	25,000		
MR JAMES D'ALBIAC 65A PONT STREET LONDON SW1X 0BD	ORD 0.1P DEF SHS 4.9	300,000 NIL	300,000	01-APR-03
LADY SIBYL MARY D'ALBIAC FLAT D17 MARINE GATE MARINE DRIVE BRIGHTON EAST SUSSEX BN2 5TQ	ORD 0.1P DEF SHS 4.9	16,000 NIL	16,000	01-APR-03
GREGORY ANDREW DALGLEISH ESQ 288 BOWERHAM ROAD LANCASTER LA1 4LP	ORD 0.1P	5,000		
MRS DIANE JUDITH DALTON THATCHED COTTAGE BARNHAM ROAD EASTERGATE WEST SUSSEX PO20 6RP	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MR JOSEPH DALZELL 1 BEECH COURT MEWS ALLERTON ROAD LIVERPOOL L18 3JY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR ANDREW DANCE 4 THE COPPICE YIEWSLEY MIDDLESEX UB7 8DP	ORD 0.1P	6,486		
MR PAUL JONATHAN DANDY 51 NORFOLK STREET SPRINGFIELD WIGAN LANCS WN6 7BH	ORD 0.1P DEF SHS 4.9	NIL NIL	3,500 3,500	18-AUG-03 01-APR-03
MR YOGINDER PAUL DANEE 58 KINGSLEY AVENUE WEST EALING LONDON W13 0GE	ORD 0.1P DEF SHS 4.9	2,750 NIL	2,750	01-APR-03
+ MRS NIRMAL DANEE 58 KINGSLEY AVENUE WEST EALING LONDON W13 0EG				

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
JONATHAN JAMES DANIELS ESQ	14 RIDGEWAY GARDENS WESTCLIFF ON SEA ESSEX SS0 8NX	ORD 0.1P DEF SHS 4.9	1,469 NIL	1,469	01-APR-03
JAMES MARCUS DARE ESQ	18 DOUGLAS AVENUE LANGBANK RENFREWSHIRE PA14 6PE	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
DARTINGTON PORTFOLIO NOMINEES LIMITED DPN ACCT	COLSTON TOWER COLSTON STREET BRISTOL BS1 4RD	DEF SHS 4.9	NIL	31,880	01-APR-03
DARTINGTON PORTFOLIO NOMINEES LIMITED DPN ACCT	COLSTON TOWER COLSTON STREET BRISTOL BS1 4RD	ORD 0.1P	14,880	17,000	15-JUL-03
DARTINGTON PORTFOLIO NOMINEES LIMITED PAPERIN ACCT	COLSTON TOWER COLSTON STREET BRISTOL BS1 4RD	ORD 0.1P	NIL	16,000 40,000	02-SEP-03 20-NOV-03
MR ANTHONY STEPHEN DARWENT	ROBIN HEY WARDLOW BUXTON DERBYSHIRE SK17 8RP	ORD 0.1P	66,500		
MR HANIF DASHU + MRS SEHNAZ DASHU	121 LONDON ROAD BLACKBURN LANCASHIRE BB1 7LR	ORD 0.1P DEF SHS 4.9	26,000 NIL	26,000	01-APR-03
MR ANTONI ADAM WLADYSLAW DASZEWSKI	SOUTH POND HOUSE LEWES ROAD EAST GRINSTEAD WEST SUSSEX RH19 3TD	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
MR ASIM KUMAR DATTA	10 BELMORE CLOSE CAMBRIDGE CB4 3NN	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
MR ASHLEY JONATHAN DAVIDSON	101 FRANCKLYN GARDENS EDGWARE MIDDX HA8 8SB	ORD 0.1P	NIL	150,000	01-SEP-03
MR IAN WILLIAM DAVIDSON	BRAESIDE SPRING HILL LITTLE STAUGHTON BEDFORDSHIRE MK44 2BS	ORD 0.1P DEF SHS 4.9	5,618 NIL	5,618	01-APR-03
MR MALCOLM DAVIDSON	7 OLD QUAY COURT MARINO HOLYWOOD. CO DOWN NORTHERN IRELAND BT18 0HT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS280: v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR STEVEN DAVIDSON	ORD 0.1P	250		
14 CARRICK PLACE	DEF SHS 4.9	NIL	250	01-APR-03
TAMFOUR HILL				
FALKIRK FK1 4SB				
ANTHONY PAUL DAVIES ESQ	ORD 0.1P	NIL	10,000	22-AUG-03
61 SHAW ROAD	DEF SHS 4.9	NIL	10,000	01-APR-03
THE CHILTERNS				
SHREWSBURY				
SHROPSHIRE SY2 5XR				
MR COLIN DAVIES	ORD 0.1P	NIL	100,000	30-JUL-03
11 ASH GROVE				
WEAVERHAM				
NORTHWICH				
CHESHIRE CW8 3EL				
MR ERIC CLIVE DAVIES	ORD 0.1P	2,000		
24 LOWER PARK ROAD	DEF SHS 4.9	NIL	2,000	01-APR-03
HASTINGS				
EAST SUSSEX TN34 2LB				
IAN ROWLSTONE DAVIES ESQ	ORD 0.1P	20,000		
2 EGERTON DRIVE				
UPTON				
CHESTER CH2 2JE				
MR IVOR HAYWARD DAVIES	ORD 0.1P	1,000		
10 HARFORD CLOSE	DEF SHS 4.9	NIL	1,000	01-APR-03
COOMBE DINGLE				
BRISTOL BS9 2QD				
MR IWAN DAVIES	ORD 0.1P	4,761		
13 MARINE WALK	DEF SHS 4.9	NIL	4,761	01-APR-03
MARITIME QUARTER				
SWANSEA				
WEST GLAMORGAN SA1 1YQ				
MRS JACQUELINE ANGELA DAVIES	ORD 0.1P	10,000		
THE QUARRIES	DEF SHS 4.9	NIL	10,000	01-APR-03
WORKHOUSE LANE				
EAST FARLEIGH				
MAIDSTONE				
KENT ME15 0PZ				
DR MALCOLM CARR DAVIES	ORD 0.1P	10,000		
SAINT HELIER	DEF SHS 4.9	NIL	10,000	01-APR-03
STAPLEHURST				
TONBRIDGE				
KENT TN12 0BS				
MARTIN EDWARD DAVIES ESQ	ORD 0.1P	2,000		
26 CALEDON ROAD	DEF SHS 4.9	NIL	2,000	01-APR-03
LOWER PARKSTONE				
POOLE				
DORSET BH14 9NN				

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS MARY DAVIES	3 TUDOR STREET ABERGAVENNY GWENT NP7 5DL	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
MR PETER ROBIN DAVIES	ROSEMULLION VICARAGE LANE MANACCAN CORNWALL TR12 6JH	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
MR REGINALD HECTOR DAVIES	3 TUDOR STREET ABERGAVENNY GWENT NP7 5DL	ORD 0.1P DEF SHS 4.9	4,500 NIL	4,500	01-APR-03
RICHARD JOHN DAVIES ESQ	140 CANFORD CLIFFS ROAD POOLE BH13 7ER	DEF SHS 4.9	NIL	100,000	01-APR-03
RICHARD JOHN DAVIES ESQ	140 CANFORD CLIFFS ROAD POOLE BH13 7ER	ORD 0.1P	NIL	920,000	18-JUN-03
MR ROGER DAVIES	96 ROOK LANE CHALDON CATERHAM SURREY CR3 5BE	ORD 0.1P	8,413		
MR ROY PERCIVAL DAVIES	73 CARISBROOKE WAY CYNCOED CARDIFF SOUTH GLAMORGAN CF23 9HU	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS VIOLET ROSA DAVIES	BROOKSIDE 202 BRYNTIRION ROAD PONTLLIW SWANSEA SA4 1DY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS ELAINE NORAH DAVIS	20 WOOD END ROAD HARPENDEN HERTS AL5 3EP	ORD 0.1P DEF SHS 4.9	NIL NIL	30,000 20,000 20,000	05-MAR-03 03-APR-03 01-APR-03
MR HENRY CLINTON-DAVIS + MR RiCHARD EATON + MR DAVID GENT	C/O BROBECK AND DORR ALDER CASTLE 10 NOBLE STREET LONDON EC2V 7QJ	ORD 0.1P DEF SHS 4.9	169,715 NIL	169,715	01-APR-03
JAMES TREVOR DAVIS ESQ	2 ELLERTHWAITE ROAD WINGEREMERE CUMBRIA LA23 2AH	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JOHN DAVIS 8 LAMBOURNE WAY THRUXTON ANDOVER HANTS SP11 8NE	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JONATHAN GEOFFREY DAVIS 14 MAGNIS CLOSE HEREFORD HR4 7FB	ORD 0.1P DEF SHS 4.9	1,146 NIL	1,146	01-APR-03
MR MICHAEL RICHARD DAVIS 7 THE SQUARE WIMBORNE DORSET BH21 1JA	ORD 0.1P	15,000	15,000	16-JUL-03
MR RICHARD DAVIS + MRS FIONA DAVIS THE RANCH BRAMSHAW LYNDHURST HAMPSHIRE SO43 7JN	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
STEPHEN GRANT DAVIS ESQ 81 WOODSTOCK AVENUE GOLDERS GREEN LONDON NW11 9RH	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR STEPHEN JOHN DAVIS + MR TONY TAYLOR + MR JOHN STAINER 22 PILGRIMS WAY HILL HEAD FAREHAM HAMPSHIRE PO14 3LX	ORD 0.1P	2,000		
MR THOMAS FRANK DAVIS 27 CLEVELAND RAOD W WORTHING W SUSSEX BN13 2ES	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR WARREN DAVIS 56 OLDFIELD ROAD BEXLEYHEATH KENT DA7 4EA	ORD 0.1P	2,000		
IAN DAVY ESQ 96 ASHTREE WAY SHIRLEY SURREY CRO 7SX	ORD 0.1P	21,750		
DAVY NOMINEES LIMITED DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	NIL	25,000	08-APR-03
DAVY NOMINEES LIMITED 00159767 ACCT DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	NIL	5,800	17-FEB-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold
DAVYCREST NOMINEES LIMITED PAPIN ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	NIL	40,000
DAVYCREST NOMINEES LIMITED 0020292 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	DEF SHS 4.9	NIL	10,000
DAVYCREST NOMINEES LIMITED 0020292 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	20,000	
DAVYCREST NOMINEES LIMITED 0035620 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	DEF SHS 4.	NIL	35,000
DAVYCREST NOMINEES LIMITED 0035620 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	250,000	30,000
DAVYCREST NOMINEES LIMITED 0046576 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	DEF SHS 4.9	NIL	5,800
DAVYCREST NOMINEES LIMITED 0046576 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	NIL	5,800
DAVYCREST NOMINEES LIMITED 0052795 ACCT	DAVY HOUSE 49 DAWSON STREET DUBLIN 2 IRELAND	ORD 0.1P	290,000	
MR HENRY CHARLES DAWES	GREEN MEADOWS ENBORNE ROW WASHWATER NEWBURY BERKSHIRE RG20 0LX	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500
MRS ELEANOR DAWSON	THE HOLLY GROVE MOUNT RAMSEY ISLE OF MAN IM8 3HF	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
GEORGE DAWSON ESQ 4 MEADOW CLOSE FARNSFIELD NOTTINGHAM NG22 8DS	ORD 0.1P DEF SHS 4.9	1,500 NIL	 1,500	 01-APR-03
MR GERALD DAWSON 14 LANCASTER PLACE ADLINGTON CHORLEY LANCASHIRE PR6 9SG	ORD 0.1P DEF SHS 4.9	2,000 NIL	 2,000	 01-APR-03
MR JOSEPH DAWSON EAST CASTLE TIERS CROSS HAVERFORDWEST DYFED SA62 3EG	ORD 0.1P	4,000		
MR SIMON ROBIN DAWSON MORNINGSIDE EASTHAM STREET CLITHEROE LANCASHIRE BB7 2HY	ORD 0.1P DEF SHS 4.9	5,800 NIL	 5,800	 01-APR-03
ARTHUR DAY ESQ PARK VIEW LECONFIELD EAST YORKSHIRE HU17 7LU	ORD 0.1P DEF SHS 4.9	500 NIL	 500	 01-APR-03
MR GRAHAM DAY 56 NEWLANDS PARK CRESCENT SCARBOROUGH NORTH YORKSHIRE YO12 6DS	ORD 0.1P	75,786		
MR TIMOTHY DAY BLUNDESTON EDEN ROAD TUNBRIDGE WELLS KENT TN1 1TS	ORD 0.1P	50,000		
MR ROBERTO DE SOUSA + MR JOHN REA 214 SOMERVELL ROAD SOUTH HARROW MIDDLESEX HA2 8TS	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR MICHAEL JAMES DEAN 98 ALDERNEY GARDENS BIRMINGHAM WEST MIDLANDS B38 8YW	ORD 0.1P	NIL	5,000	19-JUN-03
MR JEREMY GUY STEPHEN DEAR 156 CLAPHAM MANOR STREET LONDON SW4 6BX	ORD 0.1P DEF SHS 4.9	5,494 NIL	 5,494	 01-APR-03
MR GRAHAME SYDNEY DEARTH 144 PARK ROAD BLACKPOOL LANCASHIRE FY1 4ES	ORD 0.1P DEF SHS 4.9	12,000 NIL	 12,000	 01-APR-03

78

e Sold

SEP-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
OCT-03
NOV-03
NOV-03
DEC-03
DEC-03
DEC-03
DEC-03
EC-03
AN-04
AN-04
AN-04
AN-04
AN-04
AN-04
AN-04
EB-04
Ed-04
EB-04
EB-04

JL-03
PR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR JOHN HAROLD DEEKER	GRAHAM LODGE LINWOOD RINGWOOD BH24 3RA	ORD 0.1P DEF SHS 4.9	NIL NIL	10,000 10,000	04-APR-03 01-APR-03
MR JOHN GEOFFREY DEELEY	57 UNDERGREENS ROAD BARROW IN FURNESS CUMBRIA LA14 4HW	ORD 0.1P DEF SHS 4.9	400 NIL	400	01-APR-03
MR PETER JOHN DEENEY	95B CLIFTON STREET LYTHAM LANCASHIRE FY8 5EH	ORD 0.1P DEF SHS 4.9	7,500 NIL	7,500	01-APR-03
MR DAVID DEGEN	42 WHIPPENDELL ROAD WATFORD WD18 7LU	ORD 0.1P	18,181		
MRS MARIA JOYCE DEGG	64 HIGH STREET HARRISEA HEAD STOKE-ON-TRENT ST7 4JT	ORD 0.1P DEF SHS 4.9	200 NIL	200	01-APR-03
MRS MAY DELOREY	2 CLAREMONT PARK EDINBURGH EH6 7PH	ORD 0.1P	10,000		
MR GERALD DEMERY	161 TREWYDDFA ROAD PLASMARL SWANSEA WEST GLAMORGAN SA6 8NY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR PANAYIOTIS DENOSTHENOUS	56 SHERINGHAM AVENUE OAKWOOD LONDON N14 4UG	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MR CRAIG MARTIN DERBY	LA COTTIN LA RUE DU SUD ST. OUEN JERSEY CHANNEL ISLANDS JE3 2BF	ORD 0.1P	17,142		
JOHN DERO ESQ	6 HARWOOD CLOSE SHEFFIELD YORKS S2 4SR	ORD 0.1P	3,485		
MR DILLESH DEVANI	16 GRANGE AVENUE STANMORE MIDDX HA7 2HZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ADRIAN BARRY DEVITT	39 WESTONING ROAD HARLINGTON DUNSTABLE BEDFORDSHIRE LU5 6PB	ORD 0.1P	10,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
—————————
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PAUL DECLAN DEVLIN 115 SHANREAGH PARK LIMAVADY COUNTY LONDONDERRY BT49 0SG	ORD 0.1P DEF SHS 4.9	611 NIL	611	01-APR-03
MR MICHAEL JAMES DEW 31 THE ORCHARD LOCKING WESTON SUPER MARE SOMERSET BS24 8DU	ORD 0.1P DEF SHS 4.9	NIL NIL	40,000 40,000	17-NOV-03 01-APR-03
MRS JANE DICKON DEWAR 18 KIRKHILL DRIVE LUNCARTY PERTH PH1 3UR	ORD 0.1P DEF SHS 4.9	900 NIL	900	01-APR-03
MR PHILBINDER DHAMRAIT 12 COLTSFOOT DRIVE SINFIN DERBY DE24 3LB	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR NICHOLAS JAMES DIAMOND 25 WILLIAM ROAD SUTTON SURREY SM1 4QT	ORD 0.1P	3,500		
MR GARY DICKENSON ROSSLANDS DUCKS HILL ROAD NORTHWOOD MIDDLESEX HA6 2NW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROSS PETER DILKES HEATHERSIDE COTTAGE LAKE ROAD DEEPCUT CAMBERLEY SURREY GU16 6RD	ORD 0.1P DEF SHS 4.9	530 NIL	530	01-APR-03
MR BASHARAT DIN 5 SELBOURNE ROAD DUDLEY DY2 8LJ	ORD 0.1P DEF SHS 4.9	17,000 NIL	17,000	01-APR-03
MR PERCY DIPINO 184 ETON ROAD ILFORD ESSEX IG1 2UL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR SIMON DIPPER 6 GRANGE CLOSE INGRAVE BRENTWOOD ESSEX CM13 3QP	ORD 0.1P	26,666		
MR MICHAEL WILLIAM DISNEY + MRS JOYCE MARY DISNEY 36 WINTERTON GARDENS HACKENTHORPE SHEFFIELD S12 4NA	ORD 0.1P	60,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR THOMAS WILLIAMSON DIVERTY SYDENHAM LODGE KELSO ROXBURGHSHIRE TD5 7QF	ORD 0.1P DEF SHS 4.9	17,600 NIL	1,600	01-APR-03
MR DARREN DIXON 25 LEYBURN CLOSE URPETH GRANGE CHESTER LE STREET COUNTY DURHAM DH2 1TD	ORD 0.1P DEF SHS 4.9	576 NIL	576	01-APR-03
MR EDWARD RALPH DIXON + MR PETER JOHN DIXON 113 ADDINGTON ROAD WEST WICKHAM KENT BR4 9BG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROBERT MICHAEL DIXON THE COTTAGE BARTLEY HEATH POTTERY NORTH WARNBOROUGH HOOK HAMPSHIRE RG29 1HD	DEF SHS 4.9	NIL	4,286	01-APR-03
MR ROBERT MICHAEL DIXON THE COTTAGE BARTLEY HEATH POTTERY NORTH WARNBOROUGH HOOK HAMPSHIRE RG29 1HD	ORD 0.1P	NIL	4,286	30-JUL-03
MR STEFAN MICHEAL DIXON + MRS JANE LUCY DIXON THE MALTINGS BARN ROYSTON ROAD LITLINGTON HERTS SG8 0RJ	ORD 0.1P	3,500		
MR PAUL DOBSON THE COACH HOUSE POPLARS FARM LANE SCARRINGTON NOTTINGHAM NOTTINGHAMSHIRE NG13 9BQ	ORD 0.1P DEF SHS 4.9	13,300 NIL	13,300	01-APR-03
DR PETER DOBSON THE SPINNEY 153 HULL ROAD YORK YO10 3JX	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
ANDREW STEPHEN DODD ESQ 71 ROOKWOOD COURT GUILDFORD SURREY GU2 5EL	ORD 0.1P DEF SHS 4.9	56,500 NIL	6,500	01-APR-03
MRS JOAN MARY DODD 26 FAIRHAVEN COURT SEA ROAD BOURNMOUTH DORSET BH5 1DG	ORD 0.1P	5,000		

Page   81

Date Sold

01-APR-03

18-JUL-03
01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

21-JUL-03
31-JUL-03
13-AUG-03
15-AUG-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PAUL DODD HONEYSUCKLE COTTAGE 43 SANDY BANK BEWDLEY WORCS DY12 2AY	ORD 0.1P	2,858		
MR RICHARD KEITH DODD 7 SWEETPOOL LANE HAGLEY STOURBRIDGE WEST MIDLANDS DY8 2XH	ORD 0.1P	5,714		
MRS JULIE DODDS 18 ELSMERE ROAD IPSWICH SUFFOLK IP1 5SZ	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MATTHEW JAMES DODSON ESQ THE OLD VICARAGE CHITTOE CHIPPENHAM WILTSHIRE SN15 2EL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
CAPT RONALD GORDON DODSWORTH TYNEDALE WOODRINE CLOSE WORTHEN SHROPSHIRE SY5 9HN	ORD 0.1P	NIL	50,000	30-JUL-03
MR CRAIG ROGER DOLAN 41 GOODWAY ROAD GREAT BARR BIRMINGHAM WEST MIDLANDS B44 8RL	ORD 0.1P	NIL	30,000	05-DEC-03
MR JOHN DOLAN TOWNPARKS BALRATH ROAD KELLS CO MEATH	ORD 0.1P	NIL	190,000	27-JAN-04
MR TERENCE DOLAN 119B LETTERMONEY ROAD DRUNGARROW CO TERMANAGH BT9/ 2LN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JOHN DENIS DOMBLIDES + MRS ANN JUDITH DOMBLIDES 20 KELVIN GROVE FAREHAM HANTS PO16 8LG	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR NEVILLE DONALDSON 27 IBBETSON OVAL CHURWELL LEEDS LS27 7RY	ORD 0.1P DEF SHS 4.9	45,779 NIL	45,779	01-APR-03
MR NEVILLE GEORGE DONALDSON 29 ELSHAM TERRACE BURLEY LEEDS WEST YORKSHIRE	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MICHAEL DONEGAN GROVE HOUSE 1 HELIONS ROAD STEEPLE BUMPSTEAD SUFFOLK CB9 7EU	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR PAUL DONETTA 6 SWEPSTONE CLOSE LOWER EARLEY READING BERKS RG6 3EZ	ORD 0.1P	50,000		
MRS CECILIA MARGARET DONNELLY 117 LUDDINGTON ROAD STRATFORD UPON AVON WARKS CV37 9SQ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR STEPHEN JAMES DONOGHUE 4 KELDALE GARDENS SHAROW RIPON N YORKSHIRE HG4 5BA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MICHAEL PHILIP DORRIAN ESQ 3 LANGWORTH CLOSE WILMINGTON NR DARTFORD KENT	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JITEN DOSHI 8 ARGYLE STREET BATH AVON BA2 4BQ	ORD 0.1P DEF SHS 4.9	2,962 NIL	2,962	01-APR-03
MRS TERESA RUTH DOUGLAS 1 ESK DALE WAY CAMBERLEY SURREY GU15 1RW	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS PHYLLIS GRAHAM DOWNING THE STEADINGS SWAN LANE UPTON WARREN BROMSGROVE WORCESTERSHIRE B61 7EH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
BRYAN ANDREW CHARLES DOWNS ESQ DOWNS & COMPANY IMPERIAL HOUSE NORTH STREET KENT BR1 1SD	ORD 0.1P DEF SHS 4.9	170,000 NIL	100,000 30,000	20-JUN-03 01-APR-03
MR RICHARD DRAKE 15 MANCROFT ROAD CADDINGTON BEDFORDSHIRE LU1 4EJ	ORD 0.1P DEF SHS 4.9	2,187 NIL	2,187	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PETER EDWARD DRAPER 17 BOND STREET HEDON EAST YORKS	ORD 0.1P DEF SHS 4.9	NIL NIL	7,000 7,000	25-NOV-03 01-APR-03
DRAYSEY & WRIGHT NOMINEES LIMITED 0035362 ACCT CANTERBURY HOUSE 85 NEWHALL STREET BIRMINGHAM B3 1LH	DEF SHS 4.9	NIL	25,000	01-APR-03
DRAYSEY & WRIGHT NOMINEES LIMITED 0035362 ACCT CANTERBURY HOUSE 85 NEWHALL STREET BIRMINGHAM B3 1LH	ORD 0.1P	25,000		
DRILEY INVESTMENTS LIMITED CLOS DU FAUCONNER RUE DES FAUCONNAIRES ST ANDREWS GUERNSEY GY6 8UE	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ROBERT STUART DROBECK 37 BRADGATE LANE ROTHERHAM SOUTH YORKSHIRE S61 1QJ	ORD 0.1P DEF SHS 4.9	800 NIL	800	01-APR-03
MRS SOPHIE DRUTTMAN 32 PHILLIMORE WALK LONDON W8 7SA	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DSL NOMINEES LIMITED DSLC26 ACCT STERLING HOUSE 20 RENFIELD STREET GLASGOW G2 5AP	ORD 0.1P	NIL	80,000 80,000 25,000 5,000 14,000 5,125 13,217 14,875 20,000	02-MAY-03 16-JUN-03 26-JUN-03 11-JUL-03 11-JUL-03 11-JUL-03 16-OCT-03 16-OCT-03 23-DEC-03
DSL NOMINEES LIMITED DSLC26W ACCT STERLING HOUSE 20 RENFIELD STREET GLASGOW G2 5AP	ORD 0.1P	NIL	10,000 25,000 7,000 3,770 100,000 40,000	02-MAY-03 26-JUN-03 31-JUL-03 28-NOV-03 23-JAN-04 26-JAN-04
GOVERT PIETER DU PON ESQ CAIRNLEY BLAIRDAFF INVERURIE AB51 5LS	DEF SHS 4.9	NIL	2,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   100

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
GOVERT PIETE. DU PON ESQ 49 VICTORIA STREET ABERDEEN AB10 1UX	ORD 0.1P	2,500		
GOVERT PIETER DU PON ESQ + ANGUS JAMES MCINTOSH ESQ CAIRNLEY BLAIRDAFF INVERURIE ABERDEENSHIRE AB51 5LS	DEF SHS 4.9	NIL	2,500	01-APR-03
GOVERT PIETER DU PON ESQ + ANGUS JAMES MCINTOSH ESQ 49 VICTORIA STREET ABERDEEN AB10 1UX	ORD 0.1P	2,500		
MRS PATRICIA DUCK HUMBER VIEW CHURCH LANE KEYINGHAM HULL HU12 9SX	ORD 0.1P DEF SHS 4.9	427 NIL	427	01-APR-03
MR WILLIAM GEORGE DUCKETT MILL LAWN COTTAGE MILL LANE BURLEY RINGWOOD HAMPSHIRE BH24 4HP	ORD 0.1P DEF SHS 4.9	4,860 NIL	4,860	01-APR-03
DUDLEY ROAD NOMINEES LIMITED OXFORD HOUSE 15-17 MOUNT EPHRAIM ROAD TUNBRIDGE WELLS KENT TN1 1EN	ORD 0.1P	NIL	1,454	14-MAR-03
MRS RACHEL HELEN DUFFIN 3 THORN CRESCENT FOUR MARKS ALTON HAMPSHIRE GU34 5DA	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR PHILIP CAMPBELL DUFFY + MR PAUL PHILIP DUFFY CORFE LODGE STUDLAND ROAD CORFE CASTLE WAREHAM BH20 5JG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR KEVAN DUFTY 29 THE GREEN HAWK GREEN STOCKPORT SK6 7HT	ORD 0.1P	100,000		
MR MICHAEL STANLEY JOSEPH DULEY YARROWS BOXTED CHURCH ROAD GREAT HORKESLEY COLCHESTER ESSEX CO6 4AL	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MISS SELIME DULGER	4 ALEXANDER DRIVE EDINBURGH MIDLOTHIAN EH11 2RH	ORD 0.1P	50,000		
MR GORDON STUART DUNCAN	35 HILLCREST DRIVE MOLESCROFT BEVERLEY EAST YORKSHIRE HU17 7JL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR JOHN HENRY PETER DUNK	TREVILLYN FARM TREVELLION ST AUSTELL CORNWALL PL26 8RT	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR BRIAN DUNN	19 LONGLANDS PARK AYR KA7 4RJ	ORD 0.1P DEF SHS 4.9	4,400 NIL	4,400	01-APR-03
CRAIG ANTHONY DUNNE ESQ	77 MOUNT PLEASANT LIVERPOOL L3 5TB	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR ALBERT DUNNING + MRS EILEEN DUNNING	80 GRAFTON ROAD ACTON LONDON W3 6PE	ORD 0.1P	7,000		
MISS MARGARET DUNTON	APARTMENT 20 KEEPIER WHARF 12 NARROW STREET LONDON E14 8DH	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
REGINALD PATRICK DURRANT ESQ	17 GLEBELAND CLOSE WEST STAFFORD DORCESTER DORSET DT2 8AE	ORD 0.1P DEF SHS 4.9	9,000 NIL	9,000	01-APR-03
MR DAVID JOHN DUSTING	12 ADELAIDE CLOSE WORTHING WEST SUSSEX BN13 3HN	ORD 0.1P DEF SHS 4.9	65,000 NIL	20,000	01-APR-03
MRS WENDY ANN DUTTON	35 DIXONS HILL CLOSE NORTH MYMMS HATFIELD HERTS AL9 7EF	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR MAURICE DYMOND	47 ARNSIDE CLOSE ESTOVER PLYMOUTH DEVON PL6 8UU	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PAUL EASEY FLAT FIVE RALLY HOUSE MILL STREET OTTERY ST MARY EX11 1AF	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR ADRIAN CHARLES EASTERBROOK 17 WESTHILL ROAD PAIGNTON DEVON TQ3 2ND	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR LESLIE ADOLPH EASTWOOD 34 ASHLEY DRIVE BELGRAVE TAMWORTH STAFFORDSHIRE B77 2LT	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR LEONARD CHARLES EBDON UNIT A1 THE SIDINGS STATION ROAD AMPTHILL INDUSTRIAL ESTATE AMPTHILL BEDFORDSHIRE MK45 2QY	ORD 0.1P	NIL	66,630 54,950	04-JUL-03 31-JUL-03
MR ALAN GORDON ECCLES 18 SHAFTESBURY HALL CHELSEA SQUARE CHELTENHAM GLOS GL50 3PX	ORD 0.1P DEF SHS 4.9	2,339 NIL	2,339	01-APR-03
MR IAN PETER ECKLOFF PEMBROKE CHURCH LANE MAPPERLEY DERBYSHIRE DE7 6BS	ORD 0.1P DEF SHS 4.9	3,500 NIL	9,006	01-APR-03
IAN PETER ECKLOFF ESQ PEMBROKE CHURCH LANE MAPPERLEY DERBYSHIRE DE7 6BS	ORD 0.1P	18,559		
MRS SUSAN WENDY EDMONDSON DENHOLMEGATE ROAD SHELF HALIFAX WEST YORKSHIRE HX3 7RZ	ORD 0.1P	NIL	17,832 35,439 33,667 54,012	02-JUL-03 29-JUL-03 26-AUG-03 15-DEC-03
EDWARD JONES NOMINEES LIMITED EDJN ACCT 7 WESTFERRY CIRCUS CANARY WHARF LONDON E14 4HH	DEF SHS 4.9	NIL	8,000	01-APR-03
EDWARD JONES NOMINEES LIMITED EDJN ACCT 7 WESTFERRY CIRCUS CANARY WHARF LONDON E14 4HH	ORD 0.1P	24,099		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS CONSTANCE MARY EDWARDS THE OLD FORGE ASTON-ON-CARRANT TEWKESBURY GLOUCESTERSHIRE GL20 8HL	ORD 0.1P DEF SHS 4.9	NIL NIL	15,000 15,000	20-NOV-03 01-APR-03
MRS JUNE PATRICIA EDWARDS WATER COTTAGE DUCK STREET ELHAM CANTERBURY KENT CT4 6TW	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR CHRISTOPHER EGAN GLENCAR 8 BROADWAY BLACKBURN LANCASHIRE BB1 8QZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MISS MARY PHYLLIS EGUNYU 20 MAROONS WAY LONDON SE6 3QX	ORD 0.1P	NIL	41,111	23-JUL-03
ROBERT FREDRICK EKINS ESQ + MRS JANET EKINS 187 LONG FURROW EAST GOSCOTE LEICESTER LE7 3ST	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR PETER ELEMENT + MRS DIANA GERALDINE ZOE ELEMENT PINEWOOD 40 CHIPPERFIELD ROAD BOVINGDON HERTFORDSHIRE HP3 0JW	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MS KATHERINE RACHEL SCOTT ELGAR SLATE COTTAGE HOMINGTON SALISBURY WILTS SP5 5NQ	ORD 0.1P DEF SHS 4.9	3,200 NIL	3,200	01-APR-03
MRS MARGARET SUZANNE ELKIN 76 ALLEYN ROAD LONDON SE21 8AH	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
DAVID ELLENER ESQ 39 BRONTE DRIVE OAKWORTH KEIGHLEY WEST YORKSHIRE BD22 7LW	DEF SHS 4.9	NIL	2,391	01-APR-03
DAVID ELLENER ESQ 39 BRONTE DRIVE OAKWORTH KEIGHLEY WEST YORKSHIRE BD22 7LW	ORD 0.1P	2,391		
MR ARTHUR EDWARD ELLIOTT DURRANTS LODGE 189 BRIDGE ROAD SARISBURY GREEN SOUTHAMPTON SO31 7EE	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS AUDREY KATHLEEN ELLIOTT	4 HARVINGTON ROAD BROMSGROVE WORCESTERSHIRE B60 2BA	ORD 0.1P DEF SHS 4.9	2,155 NIL	2,155	01-APR-03
MISS CHRISTINA ANN ELLIS	WILTON HOUSE 8 ATALANTA STREET LONDON SW6 6TR	ORD 0.1P	2,425		
MR DAVID ELLIS	RED GATE FARM THURLEIGH BEDFORD MK44 2DP	ORD 0.1P DEF SHS 4.9	40,000 NIL	40,000	01-APR-03
MRS EILEEN ELLIS	RED GATE FARM THURLEIGH BEDFORD MK44 2DP	ORD 0.1P DEF SHS 4.9	20,000 NIL	20,000	01-APR-03
MRS PAMELA GEORGINA VICTORIA ELLIS	38 HAWKEWOOD ROAD SUNBURY ON THAMES MIDDLESEX TW16 6HJ	ORD 0.1P	40,000		
MR GEORGE MALCOLM ELLOR ESQ	86 CORNMILL CONISBROUGH NORTH YORKSHIRE DN12 2BG	ORD 0.1P	10,000		
LFA ELSMORE ESQ	28 WOLSELEY ROAD STOKE-ON-TRENT STAFFORDSHIRE ST4 5BL	ORD 0.1P	NIL	214,527	03-DEC-03
MR CLIVE FRANCIS EMERICK	1 BARNS CLOSE BRADNINCH EXETER DEVON EX5 4QJ	DEF SHS 4.9	NIL	7,000	01-APR-03
MR CLIVE FRANCIS EMERICK	1 BARNS CLOSE BRADNINCH EXETER DEVON EX5 4QJ	ORD 0.1P	NIL	7,000	30-JUL-03
MR NICHOLAS ROBERT EMERSON	34 HURON DRIVE LIPHOOK HAMPSHIRE GU30 7TZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR CHRISTOPHER JOHN EMERY	367 CHARTRIDGE LANE CHESHAM BUCKINGHAMSHIRE HP5 2SL	ORD 0.1P DEF SHS 4.9	9,050 NIL	9,050	01-APR-03
MR IAN STEWART EPSTEIN	96 SCHOLES LANE PRESTWICH MANCHESTER LANCASHIRE M25 0AU	ORD 0.1P	NIL	55,000	08-SEP-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR NICHOLAS SHAUN ESHELBY 2 ANGLEFIELD COTTAGES LAMBERHURST DOWN LAMBERHURST TUNBRIDGE WELLS KENT TN3 8HB	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
E*TRADE UK NOMINEES LIMITED SIPP ACCT 42ND FLOOR 1 CANADA SQUARE CANARY WHARF LONDON E14 5AA	ORD 0.1P	497,441	40,000	18-NOV-03
E*TRADE UK NOMINEES LIMITED ADJUST ACCT 42ND FLOOR 1 CANADA SQUARE CANARY WHARF LONDON E14 5AA	ORD 0.1P	NIL	119,784	20-JUN-03
E*TRADE UK NOMINEES LIMITED UNDESIGN ACCT 42ND FLOOR 1 CANADA SQUARE CANARY WHARF LONDON E14 5AA	DEF SHS 4.9	NIL	146,077	01-APR-03
E*TRADE UK NOMINEES LIMITED UNDESIGN ACCT 42ND FLOOR 1 CANADA SQUARE CANARY WHARF LONDON E14 5AA	ORD 0.1P	705,537	25,000 317,217 50,000 20,000 36,983 25,000 90,638 50,000 40,000 331,055 55,219 13,852 20,000 265,076 65,000 98,971 50,000 45,000 100,000 100,000 75,000 50,000 75,000 121,609 15,625 23,000 80,000 11,676 44,000	08-APR-03 17-JUN-03 19-JUN-03 20-JUN-03 23-JUN-03 25-JUN-03 27-JUN-03 01-JUL-03 02-JUL-03 17-JUL-03 17-JUL-03 24-JUL-03 25-JUL-03 11-AUG-03 28-AUG-03 29-AUG-03 01-SEP-03 05-SEP-03 10-SEP-03 17-SEP-03 18-SEP-03 18-SEP-03 18-SEP-03 22-SEP-03 01-OCT-03 14-OCT-03 15-OCT-03 04-NOV-03 14-NOV-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
EUROCLEAR NOMINEES LIMITED EOCO1 ACCT / C/O THE BANK OF NEW YORK, LONDON / ONE CANADA SQUARE / LONDON E14 5AL	DEF SHS 4.9	NIL	6,500	23-JAN-04
EUROCLEAR NOMINEES LIMITED EOCO1 ACCT / C/O THE BANK OF NEW YORK, LONDON / ONE CANADA SQUARE / LONDON E14 5AL	ORD 0.1P	NIL	310,000	01-APR-03
			310,000	03-JUL-03
MR DEREK BRIAN EVANS / 36 CAE GLAS / COEDPOETH / WREXHAM / CLWYD LL11 3PQ	ORD 0.1P / DEF SHS 4.9	35,000 / NIL	20,000	01-APR-03
DYLAN EVANS ESQ / MACHNO / STANLEY ROAD / RUTHIN / DENBIGSHIRE LL15 1PT	ORD 0.1P / DEF SHS 4.9	5,000 / NIL	5,000	01-APR-03
FREDERICK EVANS ESQ / 230 ST NICOLAS PARK DRIVE / NUNEATON / WARWICKSHIRE CV11 6EN	ORD 0.1P / DEF SHS 4.9	5,000 / NIL	5,000	01-APR-03
GARF... .ANS ESQ / 41 LOWER WAY / GREAT BRICKHILL / MILTON KEYNES / BUCKS MK17 9AG	ORD 0.1P	NIL	100,000	20-OCT-03
MR JOHN SAMUEL EVANS / ALLTWEN / LLANDYSUL / CEREDIGION / WALES SA44 4HU	ORD 0.1P	181,818		
MR MALCOLM JOHN EVANS / 43 CHURCH STREET / LITTLEHAMPTON / W SUSSEX BN17 5PU	ORD 0.1P / DEF SHS 4.9	3,000 / NIL	3,000	01-APR-03
MRS SUSAN EVANS / BALLACHRINK LODGE / EAST BALDWIN / ISLE OF MAN IM4 5ER	ORD 0.1P	NIL	20,000	31-JUL-03
MRS SUSAN JANE EVANS / 55 KINGSWOOD ROAD / BROMLEY / KENT BR2 0NL	ORD 0.1P / DEF SHS 4.9	1,282 / NIL	1,282	01-APR-03

Page   91

Id	Date Sold
.0	01-APR-03
.0	01-APR-03
.6	01-APR-03
.0	16-JUL-03
.0	01-APR-03
.0	01-APR-03
.0	01-APR-03
.3	08-APR-03
.0	17-FEB-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS SUSAN MAY EVANS 2 WINDSOR DRIVE PLAS COCH WREXHAM CLWYD LL11 2BD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR ROBERT STANLEY EVEREST 51 GREEN WAY TUNBRIDGE WELLS KENT TN2 3HJ	ORD 0.1P DEF SHS 4.9	1,217 NIL	1,217	01-APR-03
DR STEPHEN EVEREST 29 SEVERN GROVE CARDIFF SOUTH GLAMORGAN CF11 9EN	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
ANDREW DAVID EVERITT ESQ 6 OSBERTON ROAD RETFORD NOTTINGHAMSHIRE DN22 6NJ	ORD 0.1P DEF SHS 4.9	1,111 NIL	1,111	01-APR-03
MR KEVIN VICTOR EVERITT 55 POLESWORTH ROAD DAGENHAM ESSEX RM9 6AH	ORD 0.1P	5,763		
EVO NOMINEES LIMITED RGT ACCT 100 WOOD STREET LONDON EC2V 7AN	ORD 0.1P	374,461	1,000,000 100,000 38,845 30,895 100,000 500,000 57,358 40,000 40,000 66,070 46,474 110,338 125,000 40,000 50,000 25,000 100,000 161,665 50,000 40,000 50,000 50,000 750,000 19,701 150,000 100,000 100,000 80,000 13,555 5,000	16-APR-03 02-JUN-03 13-JUN-03 18-JUN-03 18-JUN-03 18-JUN-03 18-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 19-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 20-JUN-03 23-JUN-03 23-JUN-03 23-JUN-03 24-JUN-03 24-JUN-03 25-JUN-03 26-JUN-03 26-JUN-03 26-JUN-03 26-JUN-03 26-JUN-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
			49,170	27-JUN-03
			71,473	27-JUN-03
			150,000	27-JUN-03
			85,000	27-JUN-03
			50,000	30-JUN-03
			20,000	30-JUN-03
			20,000	30-JUN-03
			141,818	01-JUL-03
			100,000	01-JUL-03
			150,000	01-JUL-03
			1,739	01-JUL-03
			20,000	01-JUL-03
			10,000	01-JUL-03
			100,000	01-JUL-03
			40,000	01-JUL-03
			89,914	01-JUL-03
			20,000	01-JUL-03
			100,000	01-JUL-03
			400,000	02-JUL-03
			50,000	02-JUL-03
			30,000	02-JUL-03
			500,000	02-JUL-03
			25,000	02-JUL-03
			58,000	02-JUL-03
			30,283	02-JUL-03
			50,000	02-JUL-03
			38,000	03-JUL-03
			100,000	03-JUL-03
			100,000	03-JUL-03
			50,000	03-JUL-03
			10,000	03-JUL-03
			250,000	04-JUL-03
			250,000	04-JUL-03
			50,000	04-JUL-03
			250,000	04-JUL-03
			100,000	07-JUL-03
			145,000	08-JUL-03
			18,904	08-JUL-03
			31,462	08-JUL-03
			40,000	09-JUL-03
			100,000	09-JUL-03
			100,000	09-JUL-03
			100,000	09-JUL-03
			100,000	09-JUL-03
			331,055	09-JUL-03
			16,730	09-JUL-03
			100,000	11-JUL-03
			100,000	11-JUL-03
			500,000	11-JUL-03
			500,000	11-JUL-03

Continued.....

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	15-JUL-03
			400,000	15-JUL-03
			50,000	15-JUL-03
			40,000	15-JUL-03
			50,000	15-JUL-03
			150,000	15-JUL-03
			250,000	15-JUL-03
			250,000	15-JUL-03
			100,000	15-JUL-03
			500,000	15-JUL-03
			100,000	15-JUL-03
			500,000	15-JUL-03
			50,000	15-JUL-03
			200,000	15-JUL-03
			40,000	15-JUL-03
			250,000	15-JUL-03
			50,000	15-JUL-03
			40,000	15-JUL-03
			100,000	15-JUL-03
			200,000	15-JUL-03
			100,000	15-JUL-03
			50,000	15-JUL-03
			200,000	15-JUL-03
			55,000	15-JUL-03
			50,000	15-JUL-03
			125,000	15-JUL-03
			180,188	15-JUL-03
			337,634	15-JUL-03
			200,000	15-JUL-03
			250,000	15-JUL-03
			50,000	15-JUL-03
			50,000	15-JUL-03
			100,000	15-JUL-03
			50,000	15-JUL-03
			30,923	15-JUL-03
			100,000	15-JUL-03
			50,000	15-JUL-03
			50,000	15-JUL-03
			100,000	16-JUL-03
			150,000	16-JUL-03
			10,000	16-JUL-03
			50,000	16-JUL-03
			100,000	16-JUL-03
			150,000	16-JUL-03
			117,646	16-JUL-03
			50,000	16-JUL-03
			200,000	16-JUL-03
			50,000	16-JUL-03
			162,048	16-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   110

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			111,000	17-JUL-03
			35,000	17-JUL-03
			100,000	17-JUL-03
			100,000	17-JUL-03
			43,459	17-JUL-03
			245,000	17-JUL-03
			235,180	17-JUL-03
			30,000	17-JUL-03
			100,000	17-JUL-03
			500,000	18-JUL-03
			50,000	18-JUL-03
			50,000	18-JUL-03
			100,000	18-JUL-03
			91,083	18-JUL-03
			45,060	18-JUL-03
			50,000	18-JUL-03
			150,000	18-JUL-03
			500,000	18-JUL-03
			500,000	18-JUL-03
			95,000	18-JUL-03
			50,000	21-JUL-03
			10,000	21-JUL-03
			100,000	21-JUL-03
			159,522	24-JUL-03
			250,000	25-JUL-03
			250,000	25-JUL-03
			40,000	25-JUL-03
			100,000	25-JUL-03
			100,000	25-JUL-03
			212,000	25-JUL-03
			100,685	25-JUL-03
			50,000	25-JUL-03
			100,000	25-JUL-03
			50,000	28-JUL-03
			20,000	28-JUL-03
			100,000	29-JUL-03
			200,000	29-JUL-03
			50,000	29-JUL-03
			150,000	29-JUL-03
			342,850	29-JUL-03
			100,000	29-JUL-03
			10,000	29-JUL-03
			250,000	29-JUL-03
			500,000	29-JUL-03
			250,000	29-JUL-03
			214,000	29-JUL-03
			200,000	29-JUL-03
			100,000	29-JUL-03
			15,384	29-JUL-03
			200,000	29-JUL-03
			100,000	29-JUL-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC
Page 111

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			50,000	29-JUL-03
			20,000	29-JUL-03
			300,000	29-JUL-03
			50,000	30-JUL-03
			100,000	30-JUL-03
			100,000	30-JUL-03
			265,076	30-JUL-03
			26,666	30-JUL-03
			100,000	30-JUL-03
			50,000	30-JUL-03
			7,143	30-JUL-03
			100,000	31-JUL-03
			250,000	01-AUG-03
			64,015	01-AUG-03
			166,898	01-AUG-03
			27,850	04-AUG-03
			27,000	04-AUG-03
			20,000	04-AUG-03
			3,572	04-AUG-03
			100,000	06-AUG-03
			90,000	08-AUG-03
			40,000	08-AUG-03
			200,000	13-AUG-03
			25,000	14-AUG-03
			50,000	19-AUG-03
			42,000	19-AUG-03
			15,000	21-AUG-03
			305,000	29-AUG-03
			40,000	29-AUG-03
			60,006	01-SEP-03
			60,000	01-SEP-03
			150,000	03-SEP-03
			829	04-SEP-03
			4,000	09-SEP-03
			50,000	09-SEP-03
			100,000	10-SEP-03
			30,000	11-SEP-03
			50,00R	12-SEP-03
			200,000	15-SEP-03
			250,000	16-SEP-03
			100,000	29-SEP-03
			250,000	07-OCT-03
			100,000	08-OCT-03
			150,000	20-OCT-03
			31,000	21-OCT-03
			100,000	22-OCT-03
			150,000	22-OCT-03
			166,880	04-NOV-03
			100,000	05-NOV-03
			91,137	18-NOV-03
			10,000	15-DEC-03

GALLEON NOM
GALLEON NOM
MRS SUSAN G
MRS PATRICI
MR CHARLES
JONATHAN MI
MRS RITA GA
GARBAN SECU

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....				
			58,863	16-DEC-03
			130,000	17-DEC-03
			500,000	29-DEC-03
			122,093	31-DEC-03
			43,820	31-DEC-03
			8,800	14-JAN-04
			200,000	15-JAN-04
			98,500	15-JAN-04
			150,000	15-JAN-04
			81,000	15-JAN-04
			300,000	16-JAN-04
			30,000	16-JAN-04
			500,000	16-JAN-04
			250,000	16-JAN-04
			500,000	16-JAN-04
			2,500	16-JAN-04
			12,500	16-JAN-0?
			250,000	16-JAN-04
			150,000	16-JAN-04
			55,000	20-JAN-04
			10,000	20-JAN-04
			17,144	20-JAN-04
			3,000	20-JAN-04
			100,000	23-JAN-04
			100,000	23-JAN-04
			6,000	26-JAN-04
			28,600	27-JAN-04
			13,500	27-JAN-04
			50,000	27-JAN-04
			100,000	27-JAN-04
			26,500	27-JAN-04
			100,000	27-JAN-04
			25,000	27-JAN-04
			5,000	27-JAN-04
			10,000	29-JAN-04
			30,000	29-JAN-04
			50,000	29-JAN-04
			65,510	29-JAN-04
			82,101	04-FEB-04
			28,000	04-FEB-04
			2,000	05-FEB-04
			500,000	06-FEB-04
			50,000	06-FEB-04
			30,000	09-FEB-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR GEOFFREY EJIKE EZE 24 STANHOPE GARDENS ILFORD ESSEX IG1 3LQ	ORD 0.1P	50,000		
MR NICHOLAS EZECHIE FLAT 2 105 BRAMFIELD ROAD LONDON SW11 6PZ	ORD 0.1P	NIL	5,000	30-JUL-03
MR NICHOLAS STEPHEN EZECHIE FLAT 2 105 BRAMFIELD ROAD LONDON SW11 6PZ	ORD 0.1P DEF SHS 4.9	NIL NIL	500 500	22-DEC-03 01-APR-03
MR ELIO FACCENDA 14 MCNICOL PARK KITTOCK GLEN EAST KILBRIDE GLASGOW G74 4QE	ORD 0.1P	NIL	80,000	16-JUN-03
MRS SUSHEELA FACCHETTI 10 CARDIFF ROAD READING BERKSHIRE RG1 8ET	DEF SHS 4.9	NIL	12,000	01-APR-03
MRS SUSHEELA FACCHETTI 10 CARDIFF ROAD READING BERKSHIRE RG1 8ET	ORD 0.1P	NIL	50,000 12,000	23-JUN-03 30-JUL-03
MR ANDREW MARK FAIRBURN 3 WESTMINSTER CLOSE RODLEY LEEDS LS13 1PD	ORD 0.1P	40,000		
MISS DANIA RACHEL FAIRNEY FLAT 4 PARAMOUNT BUILDINGS 206/212 ST JOHNS STREET CLERKENWELL LONDON EC1V 4JY	ORD 0.1P	34,782		
MR IGNATIUS FAISSAL 1 BLAKE ROAD BOUNDS GREEN LONDON N11 2AD	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MRS JEAN LILIAN FALLOWS 38 PETTITS BOULEVARD RISE PARK ROMFORD ESSEX RM1 4PL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
RICHARD JAMES OSBORNE-FARDON ESQ THE SCHOOL CHURCH END LECKHAMPSTEAD BUCKINGHAMSHIRE MK18 5NU	DEF SHS 4.9	NIL	10,000	01-APR-03

Date Sold

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

20-JUN-03
01-APR-03

01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RICHARD JAMES OSBORNE-FARDON ESQ THE SCHOOL CHURCH END LECKHAMPSTEAD BUCKINGHAMSHIRE MK18 5NU	ORD 0.1P	10,000		
MR ANDREW PAUL FARMAN 35 ST ANNES ROAD EAST ST ANNES LANCASHIRE FY8 1UL	ORD 0.1P DEF SHS 4.9	4,071 Nil	4,071	01-APR-03
MRS KAY FARRAHI 9 WHITEBARK BURDON VALE SUNDERLAND SR3 2NX	ORD 0.1P DEF SHS 4.9	8,000 Nil	8,000	01-APR-03
MRS JUDITH FARRAR HOLME FARM COTTAGE HUDSWELL RICHMOND NORTH YORKSHIRE DL11 6BJ	ORD 0.1P DEF SHS 4.9	1,000 Nil	1,000	01-APR-03
MR JOHN ERNEST FARRELLY 17A ALBANY AVENUE HARROGATE NORTH YORKSHIRE HG1 4NH	ORD 0.1P DEF SHS 4.9	15,000 Nil	15,000	01-APR-03
ROGER WILLIAM FARRINGTON ESQ 77 MARSHAM COURT MARSHAM STREET LONDON SW1P 4LA	ORD 0.1P	100,000		
MR REGINALD ARTHUR FARROW MANOR FARM STRUBBY ALFORD LINCS	ORD 0.1P DEF SHS 4.9	7,500 Nil	7,500	01-APR-03
FAUL FASHAM ESQ 206 MEADOWVIEW ROAD SYDENHAM LONDON SE6 3NH	ORD 0.1P	NIL	60,000	30-JUN-03
FAST SYSTEMS LTD DALTON HOUSE NEWTOWN ROAD HENLEY ON THAMES OXON RG9 1HG	ORD 0.1P DEF SHS 4.9	80,000 Nil	80,000	01-APR-03
MR PATRICK JOHN FAY 12 ANVIL WAY CHELMSFORD ESSEX CM1 6SZ	ORD 0.1P DEF SHS 4.9	3,500 Nil	3,500	01-APR-03
MR PETER FEARN GRANGE LANE FARM THORPE HESLEY ROTHERHAM SOUTH YORKS S61 2SG	ORD 0.1P DEF SHS 4.9	2,500 Nil	2,500	01-APR-03

Date Sold

25-NOV-03
01-APR-03

01-APR-03

01-APR-03

01-APR-03

01-APR-03

02-MAY-03
16-JUN-03
26-JUN-03
11-JUL-03
11-JUL-03
11-JUL-03
16-OCT-03
16-OCT-03
23-DEC-03

02-MAY-03
26-JUN-03
31-JUL-03
28-NOV-03
23-JAN-04
26-JAN-04

01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page 115

Registered Number 3S085>_   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS CATHERINE BURDETT FEARNLEY	28 WARD STREET PENISTONE SHEFFIELD S36 6EP	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
PETER FEEN ESQ	126 PINKS HILL SWANLEY KENT BR8 8NW	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR HAROLD JOHN FELTON	26 CASTLE DRIVE REDBRIDGE ILFORD ESSEX IG4 5AE	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR JOHN FENNELL	10 UPPER SELSDON ROAD SOUTH CROYDON SURREY CR2 8DE	ORD 0.1P	20,000		
FERLIM NOMINEES LIMITED G975 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	NIL	100,000	09-DEC-03
FERLIM NOMINEES LIMITED K346 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	DEF SHS 4.9	NIL	3,000	01-APR-03
FERLIM NOMINEES LIMITED K346 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	3,000		
FERLIM NOMINEES LIMITED N210 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	50,000		
FERLIM NOMINEES LIMITED P624 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	NIL	35,000	01-OCT-03
FERLIM NOMINEES LIMITED S907 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	DEF SHS 4.9	NIL	25,000	01-APR-03
FERLIM NOMINEES LIMITED S907 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	NIL	25,000	20-JUN-03
FERLIM NOMINEES LIMITED XXXC928 ACCT	2 GRESHAM STREET LONDON EC2V 7QN	ORD 0.1P	NIL	1.000,000	17-JUN-03
MR REGINALD LEONARD FERM + MRS GILLIAN MARGARET MARTIN FERM	12 BARROWS CROFT CHEDDAR SOMERSET BS27 3BH	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR DENNIS FERRELL	366 CRICKLADE ROAD SWINDON WILTSHIRE SN2 6BB	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED 06734 ACCT	12 ELY PLACE DUBLIN 2	DEF SHS 4.9	NIL	1,000	01-APR-03
FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED 06734 ACCT	12 ELY PLACE DUBLIN 2	ORD 0.1P	5,000		
FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED 15472 ACCT	12 ELY PLACE DUBLIN 2	ORD 0.1P	30,000		
F H F (NOMINEES) LTD NOMINEE ACCT	1 PARK LANE LEEDS LS3 1EP	ORD 0.1P	32,507	25,000 50,000 50,000 25,000 150,000 50,000 25,000	11-JUL-03 18-JUL-03 21-JUL-03 25-JUL-03 22-OCT-03 05-NOV-03 06-FEB-04
F H F (NOMINEES) LTD BCERT001 ACCT	1 PARK LANE LEEDS LS3 1EP	ORD 0.1P	NIL	40,000	30-JUN-03
MRS JENNIFER FIDGEN	WIELD HOUSE FARM UPPER WIELD ALRESFORD HANTS SO24 9RS	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
FIELDING NOMINEES LIMITED CIA ACCT	55 MANSELL STREET LONDON E1 8AN	DEF SHS 4.9	NIL	301,084	01-APR-03
FIELDING NOMINEES LIMITED CIA ACCT	55 MANSELL STREET LONDON E1 8AN	ORD 0.1P	NIL	301,084	07-APR-03
FIELDING NOMINEES LIMITED FBI ACCT	55 MANSELL STREET LONDON E1 8AN	DEF SHS 4.9	NIL	5,000	01-APR-03
FIELDING NOMINEES LIMITED FBI ACCT	55 MANSELL STREET LONDON E1 8AN	ORD 0.1P	NIL	5,000	07-APR-03
DENIS ANTONY FILBY ESQ	20 OLD HILL GREEN STREET GREEN ORPINGTON KENT BR6 6BN	DEF SHS 4.9	NIL	1,000	01-APR-03
DENIS ANTONY FILBY ESQ	20 OLD HILL GREEN STREET GREEN ORPINGTON KENT BR6 6BN	ORD 0.1P	1,000		

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MRS HELYNE REID FINLAY 97 CRAIGLEITH HILL CRESCENT EDINBURGH EH4 2JW	ORD 0.1P	10,000		
FIRST EQUITY NOMINEES LIMITED FELNOM ACCT SUITE 404-405 SALISBURY HOUSE LONDON WALL LONDON EC2M 5QQ	ORD 0.1P	NIL	100,000	30-JUN-03
ALEXANDER JON FISHER ESQ 139 SOUTHGATE ROAD POTTERS BAR HERTFORDSHIRE EN6 5ES	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS BERYL MARGARET FISHER 139 SOUTHGATE ROAD POTTERS BAR HERTFORDSHIRE EN6 5ES	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS GILLIAN LYNN FISHER WHEEL HOUSE KEELARS LANE WIVENHOE ESSEX CO7 9LA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR JOHN GEORGE FISHER FISHERS 20/24 HIGH STREET HARBORNE BIRMINGHAM B17 9NF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS LINDA ANNE JAVIN-FISHER WOODMANS COTTAGE WHATLINGTON BATTLE EAST SUSSEX TN33 0NN	ORD 0.1P DEF SHS 4.9	500 NIL	500	01-APR-03
FISKE NOMINEES LIMITED HARRI014 ACCT SALISBURY HOUSE LONDON WALL LONDON EC2M 5QS	DEF SHS 4.9	NIL	3,500	01-APR-03
FISKE NOMINEES LIMITED HARRI014 ACCT SALISBURY HOUSE LONDON WALL LONDON EC2M 5QS	ORD 0.1P	3,500		
FISKE NOMINEES LIMITED OBELI001 ACCT SALISBURY HOUSE LONDON WALL LONDON EC2M 5QS	ORD 0.1P	150,000		
FISKE NOMINEES LIMITED RYANJ001 ACCT SALISBURY HOUSE LONDON WALL LONDON EC2M 5QS	ORD 0.1P	NIL	200,000 550,000	05-JAN-04 07-JAN-04

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
FISKE NOMINEES LIMITED WARNE001 ACCT	SALISBURY HOUSE LONDON WALL LONDON EC2M 5QS	ORD 0.1P	NIL	150,000	13-OCT-03
FITEL NOMINEES LIMITED C00320 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	125,000	08-AUG-03
FITEL NOMINEES LIMITED C00666 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	5,000	01-APR-03
FITEL NOMINEES LIMITED C00666 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	5,000		
FITEL NOMINEES LIMITED C08502 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	55,000		
FITEL NOMINEES LIMITED C12734 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	80,000	08-OCT-03
FITEL NOMINEES LIMITED C26419 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	50,000 100,000 100,000 100,000 250,000	01-JUL-03 25-JUL-03 28-JUL-03 13-AUG-03 02-SEP-03
FITEL NOMINEES LIMITED C28112 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	25,000		
FITEL NOMINEES LIMITED C28926 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	10,000	01-APR-03
FITEL NOMINEES LIMITED C28926 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	10,000		
FITEL NOMINEES LIMITED C35928 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	20,000	01-APR-03
FITEL NOMINEES LIMITED C35928 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	120,000		
FITEL NOMINEES LIMITED C37251 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	11,100	01-APR-03
FITEL NOMINEES LIMITED C37251 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	11,100		
FITEL NOMINEES LIMITED C40121 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	3,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
FITEL NOMINEES LIMITED C40121 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	3,500		
FITEL NOMINEES LIMITED C40888 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	DEF SHS 4.9	NIL	5,000	01-APR-03
FITEL NOMINEES LIMITED C40888 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	5,000		
FITEL NOMINEES LIMITED C043921 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	26,000		
FITEL NOMINEES LIMITED C045722 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	100,000	27 JUN-05
FITEL NOMINEES LIMITED C047413 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	25,000	14-JUL-03
FITEL NOMINEES LIMITED C048373 ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	100,000		
FITEL NOMINEES LIMITED BULKDEAL ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	15,000 150,000 85,000	25-SEP-03 25-SEP-03 25-SEP-03
FITEL NOMINEES LIMITED CERTBGHT ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	150,000	28-JAN-04
FITEL NOMINEES LIMITED CERTSOLD ACCT	11 ST JAMES'S SQUARE MANCHESTER M2 6WH	ORD 0.1P	NIL	50,000	15-APR-03
MR CHARLES BERNARD FLANAGAN	WHITLEY COTTAGE WHITLEY ROW IDE HILL SEVENOAKS KENT TN14 6BU	ORD 0.1P	54,000		
MR CHARLES BERNARD FLANAGAN	OCTOBER HOUSE BAYLEYS HILL SEVENOAKS KENT TN14 6HS	ORD 0.1P	100,000		
MS GILLIAN FLANAGAN	EDEN HEIGHTS 19 GARTH ROAD SEVENOAKS KENT TN13 1RT	ORD 0.1P	100,000		

Run Date: 06-MAY-2004 01:07PM
Ref: PS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR JUSTIN FLANAGAN EDEN HEIGHTS 19 GARTH ROAD SEVENOAKS KENT TN13 1RT	ORD 0.1P	1,000,000		
MR MICHAEL FLANAGAN ROSE COTTAGE BLACKWOOD HOUSE BANK MORTON LEEK STAFFS ST13 8QB	ORD 0.1P DEF SHS 4.9	8,500 NIL	8,500	01 APR 03
MR JOHN FLANNERY SOUTH QUAY NEWCASTLE WEST CO LIMERICK	ORD 0.1P	20,000		
MR RODERICK PAUL FLEMING 5 KINGS MEADOW WIGMORE LEOMINSTER HEREFORDSHIRE HR6 9UY	ORD 0.1P	NIL	12,664	21-JAN-04
MR DEREK GEORGE JAMES FLOWER 125 WEST TOWN LANE KNOWLE BRISTOL BS14 9EG	ORD 0.1P	25,000		
MRS JOAN MARY FLOYD 254 DOWN ROAD PORTISHEAD BRISTOL BS20 8HY	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
JONATHAN FLOYD ESQ 233 CAMBRIDGE ROAD ELLESMERE PORT CH65 5BN	ORD 0.1P	7,275		
GLEN FORDE ESQ BARN COTTAGE 1 AUSTINS PLACE MURSWELL LANE SILVERSTONE TOWCESTER NORTHAMPTONSHIRE NN12 8UT	ORD 0.1P	10,000		
FOREST NOMINEES LIMITED CC1 ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	DEF SHS 4.9	NIL	5,308,215	01-APR-03
FOREST NOMINEES LIMITED GC1 ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	2,963,215	100,000 100,000 1,200,000 500,000 1,000,000 1,000,000 150,000	20-FEB-03 21-FEB-03 27-MAR-03 30-APR-03 01-MAY-03 25-JUL-03 15-SEP-03

105

Date Sold

APR-03
NOV-03
JUN-03
APR-03
APR-03
JUN-03
JUN-03
JUN-03
JUN-03
JUN-03
JUL-03
JUL-03
JUL-03
JUL-03
AUG-03
AUG-03
AUG-03
SEP-03
SEP-03
SEP-03
SEP-03
SEP-03
SEP-03
SEP-03
OCT-03
OCT-03
OCT-03
NOV-03
NOV-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
FOREST NOMINEES LIMITED ILL ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	DEF SHS 4.9	NIL	5,000	01-APR-03
FOREST NOMINEES LIMITED ILL ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	5,000	02-FEB-04
FOREST NOMINEES LIMITED OOXJ ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	50,000 50,000 50,000 40,000 10,000	02-APR-03 07-APR-03 19-JUN-03 23-JUN-03 01-SEP-03
FOREST NOMINEES LIMITED AD01 ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	100,000 100,000	22-JUL-03 16-OCT-03
FOREST NOMINEES LIMITED PRIN ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	150,000 100,000 100,000 650,000	25-JUL-03 08-AUG-03 14-AUG-03 10-SEP-03
FOREST NOMINEES LIMITED FIRMBUY ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	50,000 50,000 100,000 300,000 250,000	02-APR-03 07-APR-03 22-JUL-03 :6-JAN-04 16-JAN-04
FOREST NOMINEES LIMITED FIRMSELL ACCT P.O. BOX 328 ST PETER PORT GUERNSEY GY1 3TY	ORD 0.1P	NIL	100,000 100,000 1,200,000 500,000 1,500,000 50,000 40,000 100,000 10,000 400,000 250,000 150,000 100,000	20-FEB-03 21-FEB-03 27-MAR-03 30-APR-03 01-MAY-03 19-JUN-03 23-JUN-03 14-AUG-03 01-SEP-03 10-SEP-03 10-SEP-03 15-SEP-03 16-OCT-03
MR ANDREW FORREST OAK HOUSE HIGH RIGG DRIVE BROUGHTON PRESTON LANCS PR3 5LJ	ORD 0.1P DEF SHS 4.9	NIL NIL	12,000 12,000	27-JAN-04 01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR KENNETH RAYMOND FORREST BROOK COTTAGE POUND BRIDGE CRADLEY NEAR MALVERN WR13 5HY	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
MR RICHARD JAMES FORREST 18 WINTERBOURNE CLOSE HASTINGS EAST SUSSEX TN34 1XG	ORD 0.1P DEF SHS 4.9	1,000 NIL	 1,000	 01-APR-03
MR RICHARD VERNON FORSE 43 OLD NEWBRIDGE HILL BATH SOMERSET	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03
FORTIS CLEARING LONDON NOMINEES LIMITED 573MAIN ACCT CAMOMILE COURT 23 CAMOMILE STREET LONDON EC3A 7PP	ORD 0.1P	1,000,000	200,000 500,000 300,000	18-JUN-03 18-JUN-03 18-JUN-03
MR GRAHAM EDWARD FORTUNE MYRTLE TREE COTTAGE 58 DUNDRY LANE DUNDRY BRISTOL BS41 8JQ	ORD 0.1P DEF SHS 4.9	NIL NIL	35,000 35,000	02-JUN-03 01-APR-03
MRS FREDA MARGERY FOSTER THE OLD RECTORY DONINGTON ON BAIN LOUTH LINCS LN11 9QZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	 3,500	 01-APR-03
MR RICHARD FOSTER 10 BRYNHILL 1 ST EDEYRNS ROAD CYNCOED CARDIFF SOUTH GLAMORGAN CF2 6TB	ORD 0.1P DEF SHS 4.9	NIL NIL	20,000 30,000 50,000 50,000 50,000 50,000	24-JUN-03 02-JUL-03 23-JUL-03 12-AUG-03 20-OCT-03 01-APR-03
MR STEPHEN MARK FOSTER THE OLD ROSE AND CROWN 11 CAMBRIDGE STREET ST NEOTS CAMBS PE19 1JL	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03
MR EDWARD ANDREW FOWLER 10 CHURCH PATH LANE END HIGH WYCOMBE BUCKINGHAMSHIRE HP14 3HE	ORD 0.1P DEF SHS 4.9	2,000 NIL	 2,000	 01-APR-03
MRS ANNE FOX 5 TWEED CRESCENT RIDDRIE GLASGOW G33 2AE	ORD 0.1P	1,500		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   123

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
DR BERNARD FOX + MRS JESSICA FOX 2/15 ADELAIDE CRESCENT HOVE EAST SUSSEX BN3 2JF	ORD 0.1P DEF SHS 4.9	NIL NIL	25,000 25,000	03-APR-03 01-APR-03
MR BERNARD FRANCIS 66 PRESTON DRIVE BEXLEY HEATH KENT DA7 4UE	ORD 0.1P DEF SHS 4.9	3,636 NIL	3,636	01-APR-03
MRS DAPHNE RITA CLAIRE FRANCIS 21 BROCKSPARKWOOD HUTTON BRENTWOOD ESSEX CM13 2TH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
FRANK NOMINEES LIMITED P.O. BOX 191 10 FENCHURCH STREET LONDON EC3M 3LB	DEF SHS 4.9	NIL	216,500	01-APR-03
FRANK NOMINEES LIMITED P.O. BOX 191 10 FENCHURCH STREET LONDON EC3M 3LB	ORD 0.1P	216,500		
MR DONALD EDWIN FRANKLIN FAM 19 THE PARK LONDON NW11 7ST	ORD 0.1P DEF SHS 4.9	12,000 NIL	12,000	01-APR-03
BERNARD FRANKS ESQ DACRE HOUSE HALL LANE MOBBERLEY KNUTSFORD CHESHIRE WA16 7AJ	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR JAMES FREEMAN + MRS BARBARA JOAN FREEMAN 45 BALLYNAHINCH ROAD CARRYDUFF BELFAST COUNTY ANTRIM BT8 8DL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR MICHAEL DAVID FREEMAN 16 BIRCH ROAD DUDLEY WEST MIDLANDS DY3 1LW	ORD 0.1P	19,048		
MRS NICOLA FREEMAN EAST HEATH OAST STREAM LANE HAWKHURST KENT TN18 4RD	ORD 0.1P DEF SHS 4.9	4,050 NIL	4,050	01-APR-03
MR ROBERT ALAN FREEMAN 23 LEVEN COURT GREAT AYTON MIDDLESBROUGH CLEVELAND TS9 6HS	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
DANIEL FRENCH ESQ	3 WATERLOW ROAD MAIDSTONE KENT ME14 2TR	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MR MELVYN FREWIN + MRS PATRICIA FREWIN	PATMEL HOUSE SOUTHVIEW ROAD DANBURY CHELMSFORD ESSEX CM3 4DX	ORD 0.1P	40,000		
MR COLIN JOHN FRIEDMAN	FLAT 5 THE GABLES 55 NETHERHALL GARDENS HAMPSTEAD LONDON NW3 5RH	ORD 0.1P DEF SHS 4.9	12,500 NIL	12,500	01-APR-03
ISIDORE ISAAC FROMSON ESQ	4 BRISTOL COURT BURY OLD ROAD SALFORD M7 4QX	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
MR ALAN FROST	14 NORWICH CLOSE GREAT LUMLEY CHESTER LE STREET CO DURHAM DH3 4QL	ORD 0.1P DEF SHS 4.9	1,811 NIL	1,811	01-APR-03
MR ANDREW MARTIN FROST	11 VICARY WAY MAIDSTONE KENT ME16 0EJ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MISS CLAIRE FROST	11 VICARY WAY MAIDSTONE KENT ME16 0EJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR JAMES FROST	11 VICARY WAY MAIDSTONE KENT ME16 0EJ	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MS PATRICIA ANN FROST	ARNSIDE SHIPHAM LANE WINSCOMBE NORTH SOMERSET BS25 1PT	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR VICTOR RICHARD FRYER	10 ST MARYS COURT SIXPENNY HANDLEY SALISBURY SP5 5PH	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
DR KEITH WILLIAM FULLER	34 NORTH HINKSEY LANE OXFORD OX2 0LY	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PETER FRANKLYN FULLER 11 WESTERN CONCOURSE BRIGHTON MARINA BRIGHTON EAST SUSSEX BN2 5UF	ORD 0.1P DEF SHS 4.9	8,000 NIL	8,000	01-APR-03
MR CHRISTOPHER FULTON 50 MEADOWCROFT ROAD PALMERS GREEN LONDON N13 4EA	ORD 0.1P	NIL	26,905	30-JUL-03
CHRISTOPHER HARRY FULTON ESQ 50 MEADOWCROFT ROAD PALMERS GREEN LONDON N13 4EA	ORD 0.1P	6,250		
MR ROGER WILLIAM FURLONG 10 LITTLE FOSTERS CHADDESLEY GLEN POOLE DORSET BH13 7PB	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR MALCOLM JOHN FURREAUX 18 HEABROOK PARC HEAMOOR PENZANCE CORNWALL TR18 3QR	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MISS JUDITH ELIZABETH FUTTER CAE COCH MAWR LLANGOED BEAUMARIS GWYNEDD LL58 8SS	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR SIDNEY GOULD + MRS JEAN GOULD CERVANTES PINNER HILL PINNER HA5 3XU	ORD 0.1P DEF SHS 4.9	14,000 NIL	14,000	01-APR-03
MS JANICE RUTH GALE 14 LONGFELLOW CLOSE HORSHAM WEST SUSSEX RH12 5PT	ORD 0.1P DEF SHS 4.9	849 NIL	849	01-APR-03
MR SIMON GALLANT 10 MANORSIDE BARNET HERTS EN5 2LD	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
GALLEON NOMINEES LIMITED 3RD FLOOR WOOLWICH HOUSE 61 MOSLEY STREET MANCHESTER M2 3HZ	ORD 0.1P	NIL	20,000	04-APR-03
GALLEON NOMINEES LIMITED CERTBGHT ACCT 3RD FLOOR WOOLWICH HOUSE 61 MOSLEY STREET MANCHESTER M2 3HZ	ORD 0.1P	NIL	10,000	09-JUN-03

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
GALLEON NOMINEES LIMITED GALLNOMS ACCT 3RD FLOOR WOOLWICH HOUSE 61 MOSLEY STREET MANCHESTER M2 3HZ	DEF SHS 4.9	NIL	2,500	01-APR-03
GALLEON NOMINEES LIMITED GALLNOMS ACCT 3RD FLOOR WOOLWICH HOUSE 61 MOSLEY STREET MANCHESTER M2 3HZ	ORD 0.1P	NIL	32,500	02-JUL-03
MRS SUSAN GALLIGAN 11 GLEBE CLOSE OLD TOWN EASTBOURNE EAST SUSSEX BN20 8AW	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MRS PATRICIA GALLOWAY 9 FERGUSONS LANE NEWCASTLE UPON TYNE NE15 7PL	ORD 0.1P DEF SHS 4.9	1,428 NIL	1,428	01-APR-03
MR CHARLES WILLIAM HENRY GAMBLE 76 FARLOUGH ROAD DUNGANNON COUNTY TYRONE BT71 4DU	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
JONATHAN MICHAEL GAMMON ESQ HARMONY THE FAIRWAY HYTHE KENT CT21 6AU	ORD 0.1P DEF SHS 4.9	24,000 NIL	24,000	01-APR-03
MRS RITA GANDHI 31 WILLIAMSON WAY RICKMANSWORTH HERTS WD3 2GL	ORD 0.1P DEF SHS 4.9	1,500 NIL	1,500	01-APR-03
GARBAN SECURITIES LIMITED GARBANEQ ACCT ADELAIDE HOUSE LONDON EC4R 9HN	ORD 0.1P	NIL	500,000 300,000 250,000 750,000 250,000 150,000 250,000 100,000 500,000 250,000 200,000 250,000	16-APR-03 18-JUN-03 16-JUL-03 21-JUL-03 23-JUL-03 19-SEP-03 04-NOV-03 04-DEC-03 16-JAN-04 16-JAN-04 22-JAN-04 27-JAN-04

---

e   111

ate Sold
?-JUL-03
?-JUL-03
?-JUL-03
)-JUL-03
)-JUL-03
)-JUL-03
)-JUL-03
)-JUL-03
)-JUL-03
-JUL-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-AUG-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-SEP-03
-OCT-03
-OCT-03
-OCT-03
-OCT-03
-OCT-03
-NOV-03
-NOV-03
-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
ROSS ANDREW DAVID GARRARD ESQ	50 HOWARD AVENUE WEST WITTERING CHICHESTER WEST SUSSEX PO20 8EU	ORD 0.1P DEF SHS 4.9	1,381 NIL	1,381	01-APR-03
MR ASHLEY GARRATHY	TALL TIMBERS HADRIAN WAY CHILWORTH SOUTHAMPTON HAMPSHIRE SO16 7HY	ORD 0.1P DEF SHS 4.9	1,190 NIL	1,190	01-APR-03
MRS PATRICIA MARJORIE GREENWOOD GARROD	THE BOWER HIGH STREET STAPLEHURST TN12 0BL	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR PETER GARROD	THE BOWER HIGH STREET STAPLEHURST TONBRIDGE KENT TN12 0BL	ORD 0.1P DEF SHS 4.9	10,120,000 NIL	120,000	01-APR-03
DR PETER GARROD	THE BOWER HIGH STREET STAPLEHURST KENT TN12 0BL	ORD 0.1P	NIL	5,100,000	30-DEC-03
DR PETER REDVERS GARROD	THE BOWER HIGH STREET STAPLEHURST KENT TN12 0BL	ORD 0.1P DEF SHS 4.9	6,158,500 NIL	680,000 18,500	01-APR-03 01-APR-03
FRANKLYN MICHAEL GARVEY ESQ	18A STATION ROAD SCALBY SCARBOROUGH NORTH YORKSHIRE YO13 0PU	ORD 0.1P DEF SHS 4.9	163 NIL	163	01-APR-03
MR SIMON NICHOLAS GASKIN	HOMELEA SCHOOL LANE UFFORD SUFFOLK IP13 6DX	ORD 0.1P DEF SHS 4.9	2,462 NIL	2,462	01-APR-03
GEORGE CHARLES GATH ESQ	1 MAIN STREET BARWICK IN ELMETT LEEDS LS15 4JF	ORD 0.1P DEF SHS 4.9	3,945 NIL	3,945	01-APR-03
MR KENNETH GAY	9 MOIRA DRIVE BANGOR COUNTY DOWN BT20 4RN	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
GAZON HOLDINGS LIMITED HERALD HOUSE 22 HILL STREET ST HELIER JERSEY CHANNEL ISLANDS JE4 9XB	ORD 0.1P	NIL	852,465	12-FEB-03
MR ALEXANDER DURRAND GEDDES MORENA 33 VICTORIA TERRACE CRIEFF PERTHSHIRE PH7 4AD	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
GRAEME TODD-GEMMILL ESQ 7 RECREATION GROUND ROAD STAMFORD LINCOLNSHIRE PE9 1EN	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS JOAN BEGG GEORGEL LE GROEG 54 CLIFTON ROAD TETTENHALL WOLVERHAMPTON WV6 9AP	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS ROSALIND GERRARD 68 THE RIDGEWAY LONDON NW11 8PG	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
GHC NOMINEES LIMITED BBBBBBBB ACCT NORWICH HOUSE 22-30 HORSEFAIR STREET LEICESTER LE1 5BD	ORD 0.1P	NIL	98,500	15-JAN-04
MR RICHARD ANDREW GIBBARD 3 MEDLOCK GROVE DIDCOT OXFORDSHIRE OX11 7XY	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR PAUL JOHN GIBBONS 20 CASTLE CRESCENT READING BERKSHIRE RG1 6AG	ORD 0.1P DEF SHS 4.9	11,000 NIL	11,000	01-APR-03
MR CHRISTOPER GIBBS 12 WALPOLE ROAD SURBITON SURREY KT6 6BU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ROGER ANTONY GIBBS ROSE COTTAGE CASTLE LANE WHADDON SALISBURY WILTSHIRE SP5 3EQ	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
ROY GIBBS + JOAN GIBBS 81 HILLCREST ROAD ORPINGTON KENT BR6 9AQ	ORD 0.1P	8,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   129

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR TONY GIBBS 80 PLOUGH LANE WALLINGTON SURREY SM6 8JQ	ORD 0.1P	10,000		
MR EUGENE GIBNEY AL JANA PAWLA 11 61 M 103 01-031 WARSAW POLAND	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR DAVID GIBSON 4 EAST AVENUE WHETSTONE LEICESTER LE8 6JG	ORD 0.1P DEF SHS 4.9	6,000 NIL	6,000	01-APR-03
MR KEITH YONG GIEK BIGGART HOUSE BROADWAY BELFAST N IRELAND	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS MAY STEWART MUIR MCKENZIE GILCHRIST 13 CRAIGLEITH HILL EDINBURGH SCOTLAND EH4 2EF	ORD 0.1P DEF SHS 4.9	972 NIL	972	01-APR-03
OLIVER GILCHRIST ESQ 10 BALLYBRANAGH ROAD DOWNPATRICK COUNTY DOWN NORTHERN IRELAND BT30 7HG	ORD 0.1P DEF SHS 4.9	2,857 NIL	2,857	01-APR-03
GILES INSURANCE BROKERS LTD RBS ACCT 37/41 BANK STREET IRVING KA12 0LN	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR STEPHEN GILES 104 WATER EATON LANE GOSFORD KIDLINGTON OXFORDSHIRE OX5 2PR	ORD 0.1P DEF SHS 4.9	13,000 NIL	3,000	01-APR-03
ANTHONY RICHARD GILL ESQ + DENNIS GOLDSMITH ESQ + ROGER MACLEAN HAMILTON ESQ 1 LONG ROW SHEEPY ROAD SIBSON NUNEATON CV13 6LE	ORD 0.1P	60,000		
BALDEV GILL ESQ 46 ST GEORGES AVENUE NORTHAMPTON NN2 6JA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MRS ERLINDA GILL 177 MANDARIN WAY CHELTENHAM GLOUCESTERSHIRE GL50 4RT	ORD 0.1P DEF SHS 4.9	100 NIL	100	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
NIGEL PHILLIP GILL ESQ 70 EXCELSIOR TERRACE MAERDY FERNDALE MID GLAMORGAN CF43 4AS	ORD 0.1P DEF SHS 4.9	29,401 NIL	8,000 1,791	20-JUN-03 01-APR-03
MR WILLIAM GAVIN GILLESPIE 2 PLUMPTRE CLOSE EASTWOOD NOTTINGHAM NG16 3LN	ORD 0.1P	20,000		
MR JOSEPH PATRICK GILLINGWATER LAKESIDE PLACE HOLMESDALE ROAD SOUTH DARENTH KENT DA4 9HU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
GILTSPUR NOMINEES LIMITED BUNS ACCT COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE1 6RQ	DEF SHS 4.9	NIL	532,000	01-APR-03
GILTSPUR NOMINEES LIMITED BUNS ACCT PO BOX 1045 COMMERCIAL UNION HOUSE 39 PILGRIM STREET NEWCASTLE UPON TYNE NE99 1NU	ORD 0.1P	683,500	33,000 10,000 50,000 50,000 500,000 350,000 40,000 50,000 100,000	17-MAR-03 02-APR-03 11-JUL-03 25-JUL-03 30-JUL-03 01-AUG-03 20-AUG-03 18-NOV-03 10-FEB-04
ENZO GIZZI ESQ 74 MOLESEY CLOSE HERSHAM WALTON-ON-THAMES SURREY KT12 4PZ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR LESLIE JOHN GLADMAN 11 POYNINGS WAY GRANGE PARK SWINDON WILTS SN5 6EJ	ORD 0.1P	NIL	5,400	21-JAN-04
MR THOMAS MARTIN GLASER DELEGATION OF THE EC COMMISSION BERC UTCA 23 1016 BUDAPEST HUNGARY	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR TERENCE ARTHUR GLEDHILL LAUND DENE FOREST LANE BARROWFORD LANCASHIRE BB9 6QL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   131

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
GLENCAIRN NOMINEES LIMITED ISA ACCT	19 DONEGALL STREET BELFAST BT1 2HA	DEF SHS 4.9	NIL	4,835	01-APR-03
GLENCAIRN NOMINEES LIMITED ISA ACCT	19 DONEGALL STREET BELFAST BT1 2HA	ORD 0.1P	NIL	4,835	05-FEB-04
GLENCAIRN NOMINEES LIMITED 3442	19 DONEGALL STREET BELFAST BT1 2HA	DEF SHS 4.9	NIL	27,990	01-APR-03
GLENCAIRN NOMINEES LIMITED 3442 ACCT	19 DONEGALL STREET BELFAST BT1 2HA	ORD 0.1P	32,825		
GLENCAIRN NOMINEES LIMITED PAPERIN ACCT	19 DONEGALL STREET BELFAST BT1 2HA	ORD 0.1P	NIL	27,850 6,000	04-AUG-03 26-JAN-04
GLENCAIRN NOMINEES LIMITED PAPEROUT ACCT	19 DONEGALL STREET BELFAST BT1 2HA	ORD 0.1P	NIL	1,447	07-OCT-03
GNI LIMITED DBV ACCT	COLLATERAL MANAGEMENT DIVISION SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DU	ORD 0.1P	NIL	1,275,364 1,275,364 2,274,924 2,274,924 3,286,354 3,286,354	18-JUN-03 19-JUN-03 27-JUN-03 30-JUN-03 02-FEB-04 03-FEB-04
GNI LIMITED PHONE ACCT	SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DU	ORD 0.1P	NIL	10,000 100,000	11-MAR-03 23-JUN-03
GNI LIMITED MONEYBRO ACCT	SUGAR QUAY LOWER THAMES STREET LONDON EC3R 6DU	ORD 0.1P	NIL	100,000 200,000 100,000	18-FEB-03 19-FEB-03 18-MAR-03
MR MUSA UMERJI GODAR	149 HALLIWELL ROAD BOLTON BL1 3NF	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MARSHALL GOLDBLATT	20 ELAINE COURT 123 HAVERSTOCK HILL LONDON NW3 4RT	ORD 0.1P DEF SHS 4.9	36,000 NIL	36,000	01-APR-03
MR ANDREW JOHN GOLDEN	8, FOUR OAKS COURT LICHFIELD ROAD SUTTON COLDFIELD WEST MIDLANDS B74 2UX	ORD 0.1P	63,492		
MR MICHAEL PAUL GOLDSWORTHY	THE BARN HOUSE 25A ST GEORGES HILL EASTON IN GORDANO BRISTOL BS20 0PT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Page   132

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR IAN PIERRE GOMES + MRS GWYNETH ANN GOMES	RENDAH 119 FAIRMILE LANE COBHAM SURREY KT11 2BS	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR DAVID MALCOLM GOODE	GRANGE COTTAGE COSSINGTON BRIDGWATER SOMERSET TA7 8LH	ORD 0.1P DEF SHS 4.9	50,000 NIL	50,000	01-APR-03
MR DAVID MALCOLM GOODE + MR JONATHAN RICHARD GOODE	GRANGE COTTAGE COSSINGTON BRIDGWATER SOMERSET TA7 8LH	ORD 0.1P DEF SHS 4.9	25,000 NIL	25,000	01-APR-03
MR MICHAEL GOODGER	15 LIONS LANE ASHLEY HEATH RINGWOOD BH24 2HQ	ORD 0.1P	27,472		
MR CHRISTOPHER ALEXANDER GOODWIN	10 UNION STREET ST PETER PORT GUERNSEY GY1 2PS	ORD 0.1P	200,000		
MR HIMATLAL LALJI GORASIA	47 BLAWITH ROAD HARROW MIDDLESEX HA1 1TL	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR PAUL GORMLEY	8 AIRLIGG DRIVE EAGLESHAM RENFREWSHIRE J76 0LJ	ORD 0.1P DEF SHS 4.9	7,000 NIL	7,000	01-APR-03
MR JEREMY GOSWELL	17 WINGFIELD ROAD LONDON E17 9NN	ORD 0.1P DEF SHS 4.9	5,883 NIL	5,883	01-APR-03
MR DAVID FREDERICK GOULD	12 PATMORE CLOSE BISHOPS STORTFORD HERTS CM23 2PY	ORD 0.1P DFF SHS 4.9	666 NIL	666	01-APR-03
SUSAN RHODA GOULDING	63D WINCHESTER STREET LONDON SW1 4NU	ORD 0.1P	13,000		
MR IMTIAZ GOVANI	28 BRIDGEWATER ROAD RUISLIP HA4 0EB	ORD 0.1P DEF SHS 4.9	406 NIL	406	01-APR-03
MR DAVID GORDON GOW	25 EAST STREET ALRESFORD HAMPSHIRE SO24 9EQ	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR PETER GRAFTON 57 PADBROOK LIMPSFIELD SURREY RH8 0DZ	ORD 0.1P DEF SHS 4.9	10,000 NIL	 10,000	 01-APR-03
MR ANDREW GRAHAM 25B ROSARY GARDENS LONDON SW7 4NH	ORD 0.1P DEF SHS 4.9	12,000 NIL	 12,000	 01-APR-03
MR GEOFFREY HOWARD GRAHAM 32 HIGHER DRIVE DAWLISH DEVON EX7 0AS	ORD 0.1P DEF SHS 4.9	7,500 NIL	 7,500	 01-APR-03
MR SIMON JAMES GRAHAM 47 AMPTHILL ROAD FLITWICK BEDFORD BEDFORDSHIRE MK45 1AZ	ORD 0.1P DEF SHS 4.9	5,000 NIL	 5,000	 01-APR-03
GRAND TURK (MANAGEMENT SERVICES) LIMITED C/O INTERNATIONAL PROF SERVICES LTD SARNIA HOUSE LES AMBALLES ST PETERS PORT GUERNSEY CHANNEL ISLANDS GY1 1WU	ORD 0.1P DEF SHS 4.9	75,000 NIL	25,000 50,000	01-APR-03 01-APR-03
MR MATTHEW CASA-GRANDE 173 PILTON VALE MALPAS NEWPORT SOUTH WALES NP20 6LL	ORD 0.1P	NIL	14,925	30-JUL-03
GRANGE NOMINEES LIMITED G1 ACCT PO BOX 116 TRAFALGAR COURT ADMIRAL PARK ST PETER PORT GUERNSEY GY1 3EZ	ORD 0.1P	40,000		
GRANGE NOMINEES LIMITED CAMJ ACCT PO BOX 116 TRAFALGAR COURT ADMIRAL PARK ST PETER PORT GUERNSEY GY1 3EZ	DEF SHS 4.9	NIL	366,063	01-APR-03
GRANGE NOMINEES LIMITED CAMJ ACCT PO BOX 116 TRAFALGAR COURT ADMIRAL PARK ST PETER PORT GUERNSEY GY1 3EZ	ORD 0.1P	NIL	50,000 316,063	16-APR-03 17-APR-03
MR ALAN GRATION 23 KIRKFIELD VIEW COLTON LEEDS WEST YORKSHIRE LS15 9DX	ORD 0.1P DEF SHS 4.9	4,000 NIL	 4,000	 01-APR-03

Date Sold
13-OCT-03
08-AUG-03
01-APR-03
08-OCT-03
01-JUL-03
25-JUL-03
28-JUL-03
13-AUG-03
02-SEP-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03
01-APR-03

Run Date: 06-MAY-2004 01:07PM   Annual Return
Ref: RS2801 V4.1e
Company Code: R445   REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR DAVID WHITNALL GRATION	MAPLE CORNER MAPLE LANE UPPER BASILDON READING RG8 8PF	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
DAVID CRISPIAN TEMPLER GRAVES ESQ	MIDDLEMEADOW DORTON AYLESBURY BUCKS HP18 9NE	DEF SHS 4.9	NIL	15,000	01-APR-03
DAVID CRISPIAN TEMPLER GRAVES ESQ	MIDDLEMEADOW DORTON AYLESBURY BUCKS HP18 9NE	ORD 0.1P	15,000		
MRS BOON LAN GRAY	70 BRACKLEY CRESCENT BASILDON ESSEX SS13 1RA	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
IAN GRAY ESQ	3 EPPING CLOSE BARTON SEAGRAVE KETTERING NORTHANTS NN15 6TR	ORD 0.1P	50,000		
MR KEITH GREAVES	12 DEN AVENUE BOGNOR REGIS WEST SUSSEX PO21 1HE	ORD 0.1P	NIL	7,731	30-JUL-03
MR LEE VAUGHAN GREAVES	BROOK HOUSE HEADCORN ROAD SUTTON VALENCE KENT ME17 3EH	ORD 0.1P DEF SHS 4.9	NIL NIL	100,000 100,000 90,400 100,000 290,400	08-AUG-03 08-AUG-03 15-AUG-03 15-AUG-03 01-APR-03
MR CLIVE HAROLD GREEN	31 CUNNINGHAM HILL RD SAINT ALBANS HERTS AL1 5BX	ORD 0.1P	20,000		
MR GRAHAM ANTHONY GREEN	2 MAPLE AVENUE MALTBY ROTHERHAM SOUTH YORKSHIRE S66 8AY	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR IAN KENNETH GREEN	13 CARLTON CLOSE MYTCHETT CAMBERLEY SURREY GU16 6JQ	ORD 0.1P DEF SHS 4.9	1,048 NIL	1,048	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 v4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MR JACK GREEN	6 DROSKYM WAY PERRAMPORTH CORNWALL TR6 0DS	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03
MRS MAUREEN ANN BAILEY-GREEN	26D MALVERN ROAD SOUTHSEA HAMPSHIRE PO5 2NA	ORD 0.1P DEF SHS 4.9	4,838 NIL	4,838	01-APR-03
MR STEVEN GREENALL	1 SEXTONS LODGES DENTONS GREEN ST HELENS MERSEYSIDE WA10 6JT	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR PETER GEORGE GREENHALGH	FAIRHOLME THE PLATT DORMANSLAND LINGFIELD SURREY RH7 6QY	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
GREENWOOD NOMINEES LIMITED STAFF ACCT	8 TELEGRAPH STREET LONDON EC2R 7LL	DEF SHS 4.9	NIL	5,753	01-APR-03
GREENWOOD NOMINEES LIMITED STAFF ACCT	20 MOORGATE LONDON EC2R 6DA	ORD 0.1P	5,753		
MR PAUL JOSEPH GREEVES + MRS SUSAN MARGARET GREEVES	61 VOGANS HILL WHARF 17 MILL STREET LONDON SE1 2BZ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR ALAN WYNDHAM GREGORY	WESTLANDS GRAIGLWYD ROAD PENMAENMAWR GWYNEDD LL34 6EQ	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
CLIFFORD GEORGE GRICE ESQ	FIELD HOUSE BRIDGE ROAD LOWER HARDRES CANTERBURY KENT CT4 7AG	ORD 0.1P DEF SHS 4.9	2,500 NIL	2,500	01-APR-03
MR FRASER JOHN WILLIAM GRIFFIN	16 SANDPIPER CLOSE BURTON LATIMER KETTERING NORTHANTS NN15 5TF	ORD 0.1P DEF SHS 4.9	417 NIL	417	01-APR-03
MR PAUL EDMUND GRIFFITHS + MRS SHIRLEY ANNE GRIFFITHS	9 NORTHUMBERLAND TERRACE TYNEMOUTH N SHIELDS NE30 4BA	ORD 0.1P	70,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR MALCOLM CHARLES GRIMSTON 67 TREVELYAN ROAD LONDON SW17 9LR	ORD 0.1P DEF SHS 4.9	NIL NIL	5,000 5,000	29-DEC-03 01-APR-03
MR IAN DAVID GRONLAND 9 LONDON ROAD RIVERVIEW FLATS PURFLEET ESSEX RM19 1SL	ORD 0.1P DEF SHS 4.9	1,326 NIL	1,326	01-APR-03
MRS MAUREEN LILIAN GRONLAND 23 HIGHFIELD GARDENS GRAYS ESSEX RM16 2NT	ORD 0.1P DEF SHS 4.9	276 NIL	276	01-APR-03
MR BABULAL GUDKA 125 KINGSHILL AVENUE KENTON HARROW MIDDX HA3 8LA	ORD 0.1P DEF SHS 4.9	4,000 NIL	4,000	01-APR-03
MR JOHN JAMES GUMBLEY + MRS EMER GUMBLEY 196 AMYAND PARK ROAD ST MARGARETS TWICKENHAM MIDDLESEX TW1 3HY	ORD 0.1P	521		
MR JOHN MICHAEL GUNNER 2 NASH COTTAGES ASH CANTERBURY KENT CT3 2JX	ORD 0.1P	10,156	13,637	27-JUN-03
MR DESMOND GUNTER 23 FARCROFT GROVE SHEFFIELD S4 8BP	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MISS AMAN GUPTA 161 PARK ROAD KINGSTON-UPON-THAMES SURREY KT2 6DQ	ORD 0.1P DEF SHS 4.9	899 NIL	899	01-APR-03
MR RAMAKANT GUPTA 126 ROYAL COLLEGE STREET CAMDEN TOWN LONDON NW1 0TA	ORD 0.1P DEF SHS 4.9	5,000 NIL	5,000	01-APR-03
MR GUNJANT SINGH GURAM + MRS RAJNDER KAUR GURAM THE ARCHES 2A KINNAIRD AVENUE BROMLEY KENT BR1 4HG	ORD 0.1P DEF SHS 4.9	NIL NIL	15,000 15,000	02-JUL-03 01-APR-03
MR ROBERT JOHN GUSCOTT NORTHCROFT 16 MARSHALS DRIVE ST ALBANS AL1 4RH	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
JURG HAGGI ESQ + MRS PATRICIA HAGGI, 24 ENNISMORE GARDENS, THAMES DITTON, SURREY KT7 0YR	DEF SHS 4.9	NIL	200	01-APR-03
JURG HAGGI ESQ + MRS PATRICIA HAGGI, 24 ENNISMORE GARDENS, THAMES DITTON, SURREY KT7 0YR	ORD 0.1P	200		
ALEXANDER HAIG ESQ, 17B PRIORY PLACE, PERTH PH2 0EA	ORD 0.1P / DEF SHS 4.9	3,000 / NIL	3,000	01-APR-03
MR EDWIN HAIR, THE SCHOOL HOUSE, WEST END, HORNCLIFFE, BERWICK-UPON-TWEED, NORTHUMBERLAND TD15 2XN	ORD 0.1P / DEF SHS 4.9	10,000 / NIL	10,000	01-APR-03
DAVID HAIRSINE ESQ, REFUGE FARM, RUDSTON, DRIFFIELD YO25 3D?	ORD 0.1P / DEF SHS 4.9	2,873 / NIL	2,873	01-APR-03
HALB NOMINEES LIMITED 036554 ACCT, 33 GREAT CHARLES STREET, BIRMINGHAM B3 3JN	ORD 0.1P	40,000		
HALB NOMINEES LIMITED B10992K ACCT, 33 GREAT CHARLES STREET, BIRMINGHAM B3 3JN	DEF SHS 4.9	NIL	25,000	01-APR-03
HALB NOMINEES LIMITED B10992K ACCT, 33 GREAT CHARLES STREET, BIRMINGHAM B3 3JN	ORD 0.1P	25,000		
HALB NOMINEES LIMITED BGHICERT ACCT, 33 GREAT CHARLES STREET, BIRMINGHAM B3 3JN	ORD 0.1P	NIL	65,000	30-OCT-03
MR DAVID HALBERSTADT CHILDREN ACCT, 46 BROOM LANE, SALFORD M7 4FJ	ORD 0.1P / DEF SHS 4.9	NIL / NIL	50,000 / 50,000	10-APR-03 / 01-APR-03
KEVIN HALE ESQ, 56 DUDSBURY ROAD, WEST PARLEY, FERNDOWN, DORSET BH22 8RF	ORD 0.1P	100,000		
MR ALLAN RICHARD HALL, GREENWELL COTTAGE, 7 FRONT STREET, INGLETON, DARLINGTON, DURHAM DL2 3HL	ORD 0.1P / DEF SHS 4.9	7,548 / NIL	7,548	01-APR-03

Date Sold
01-APR-03
01-APR-03
01-APR-03
01-APR-03
18-JUN-03
18-JUN-03
18-JUN-03
02-JUN-03
01-APR-03
01-APR-03
24-JUN-03
02-JUL-03
23-JUL-03
12-AUG-03
20-OCT-03
01-APR-03
01-APR-03
01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MR ANTHONY ARTHUR HALL LE PAVOIS LA RUE DES MARETTES ST MARTINS GUERNSEY GY4 6LB	ORD 0.1P DEF SHS 4.9	80,000 NIL	 80,000	 01-APR-03
MR BRIAN HALL 8 CHURCH STREET DELPH OLDHAM LANCASHIRE OL3 5DR	ORD 0.1P DEF SHS 4.9	3,000 NIL	 3,000	 01-APR-03
MR DAVID JAMES HALL 37 ST MARYS CLOSE STOCKBRIDGE PARK ELLOUGHTON EAST YORKSHIRE HU15 1JF	ORD 0.1P DEF SHS 4.9	100,000 NIL	40,000 10,000	23-JUN-03 01-APR-03
DAVID WILLIAM HALL ESQ 32 CCLIN ROAD LUTON BEDFORDSHIRE LU2 7RX	ORD 0.1P	50,000		
MR GRAHAM JOHN HALL 80 HAVERSCROFT CLOSE THORPE MARRIOTT NORWICH NORFOLK NR8 6LU	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
JOHN HALL ESQ APARTMENT 2 NATWEST BUILDING NORTH STREET WIVELISCOMBE SOMERSET TA4 2JY	ORD 0.1P	25,000		
JONATHAN JAMES FOSTER HALL ESQ HONEYSUCKLE COTTAGE 15 NORTH STREET IPPLEPEN NEWTON ABBOT DEVON TQ12 5RT	DEF SHS 4.9	NIL	2,123	01-APR-03
JONATHAN JAMES FOSTER HALL ESQ HARTLAND 18 MURLEY CRESCENT BISHOPSTEIGNTON TEIGNMOUTH DEVON TQ14 9SH	ORD 0.1P	2,123		
MRS SALLY ELIZABETH HALL 37 ST MARY'S CLOSE ELLOUGHTON BROUGH EAST YORKSHIRE HU15 1JF	ORD 0.1P	200,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold
MRS SHEILA MARY HALL	12 CHURCH WYND SHERBURN DURHAM DH6 1QU	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
STEPHEN ROBERT HALL ESQ	6 WILLOW BED CLOSE FISHPONDS BRISTOL BS16 2WB	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MR EDWIN HALLAM + MRS JOAN HALLAM	86 MARLBOROUGH GARDENS UPMINSTER ESSEX RM14 1SG	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR MARTYN GORDON HALLETT	HILLTOP 3 PORTISHEAD NORTHSOMERSET BS20 8RH	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
TONY MICHAEL HALLS ESQ + MRS CHRISTINE HALLS	THE LIMES 3 DOGGET LANE FULBOURN CAMBRIDGE CB1 5BT	ORD 0.1P	250,000		
MR RICHARD JOSEPH HAM + MRS MARION ESME HAM	16 FRASER CLOSE CHELMSFORD CM2 0TD	ORD 0.1P DEF SHS 4.9	4,165 NIL	4,165	01-APR-03
MR DEREK COLIN HAMBLETT	23 SNOWDON GARDENS CHURCHDOWN GLOUCESTER GL3 1JL	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MRS MARLENE HAMES + EDWARD HAMES ESQ	6 SEACROFT ESPLANADE SKEGNESS LINCOLNSHIRE PE25 3BE	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MRS BEEBEE NAZMOON HAMID	72 UPHILL ROAD MILLHILL LONDON NW7 4QE	ORD 0.1P	200,000		
MR ELLIOT HAMILTON	12 NEWPORT ROAD COWES ISLE OF WIGHT PO31 7PA	ORD 0.1P DEF SHS 4.9	5,100 NIL	5,100	01-APR-03
JAMES WILLIAM HAMPSHIRE ESQ + MRS MARGARET HAMPSHIRE	TASSAGH FIVE ASH ROAD MEDSTEAD ALTON HANTS GU34 5EJ	ORD 0.1P	25,000		

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return

REGEN THERAPEUTICS PLC

Registered Number 3508592

Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
MISS PAMELA MARY WATTS-HAMPTON ST ANTHONY 6 WILLOW AVE WILLOWBANK DENHAM BUCKS UB9 4AG	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
MARTIN JOHN HANCOCK ESQ 1171 EVESHAM ROAD ASTWOOD BANK REDDITCH WORCESTERSHIRE B96 6DY	ORD 0.1P DEF SHS 4.9	1,785 NIL	1,785	01-APR-03
MR DANNY HANDY WILLOW CROFT LOWGATE TYDD ST MARY WISBECH CAMBRIDGESHIRE PE13 5QP	ORD 0.1P	NIL	3,572	16-DEC-03
ROBERT STEPHEN HANISON ESQ 20 FOLKINGTON CORNER WOODSIDE PARK LONDON N12 7BH	ORD 0.1P	NIL	35,000	10-SEP-03
JOSEPH JOHN HANKS ESQ 286 THE BROADWAY NORTH SHIELDS TYNE AND WEAR NE30 3LJ	ORD 0.1P DEF SHS 4.9	2,702 NIL	2,702	01-APR-03
MR JAMES HANNA 10 WANDSWORTH GLEN BANGOR NORTHERN IRELAND BT19 1YY	ORD 0.1P	35,000		
MR CARL HANSON 42 ORCHARD CLOSE GONERBY HILL FOOT GRANTHAM LINCS NG31 8HD	ORD 0.1P	100,000		
MRS SHAHEDA KHANOM HAQUE 78 BOXGROVE ROAD LONDON SE2 9JP	ORD 0.1P	15,807		
MS SOPHIA HAQUE 57 STANHOPE GARDENS ILFORD ESSEX IG1 3LQ	ORD 0.1P DEF SHS 4.9	3,500 NIL	3,500	01-APR-03
MR GEORGE HARDIE 9 IAIN ROAD BEARSDEN GLASGOW G61 4LX	ORD 0.1P DEF SHS 4.9	3,000 NIL	3,000	01-APR-03
MR JAMES HARDIE SEIDRAH CAIRN ROAD NORTHMUIR KIRRIEMUIR DD8 4PW	ORD 0.1P DEF SHS 4.9	6,500 NIL	6,500	01-APR-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
RICHARD HARDIMAN ESQ 4 GAGEWELL VIEW HORBURY WAKEFIELD WEST YORKSHIRE WF4 6BT	ORD 0.1P DEF SHS 4.9	2,000 NIL	2,000	01-APR-03
MR ALAN HARDING 39 WALEYS CLOSE LUTON LU3 3RZ	ORD 0.1P DEF SHS 4.9	1,000 NIL	1,000	01-APR-03
NICHOLAS DAVID HARDING ESQ 32 FIELDS END OXSPRING SHEFFIELD S36 8WH	ORD 0.1P	22,000		
MISS ANN KATHERINE HARDWELL 15 SHELLCROFT ESTATE COLNE ENGAINE COLCHESTER CO6 2JE	ORD 0.1P DEF SHS 4.9	627 NIL	627	01-APR-03
MISS CLARE ELIZABETH HARDY 475 HIGH STREET SWANAGE DORSET BH19 2NS	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
MRS KATHERINE ELSPETH HARDY GREAT HOUSE CLOUGH FARM CROSS STONE TODMORDEN LANCASHIRE OL14 8RL	ORD 0.1P DEF SHS 4.9	10,000 NIL	10,000	01-APR-03
HARGREAVE HALE NOMINEES LIMITED 04985 ACCT 8/10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QN	DEF SHS 4.9	NIL	10,000	01-APR-03
HARGREAVE HALE NOMINEES LIMITED 04985 ACCT MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	10,000		
HARGREAVE HALE NOMINEES LIMITED 28952 ACCT MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	25,000 25,000	25-JUN-03 13-AUG-03
HARGREAVE HALE NOMINEES LIMITED 30652 ACCT MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	100,000	19-JUN-03
HARGREAVE HALE NOMINEES LIMITED 31377 ACCT MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	20,000	11-DEC-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Page   142

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder		Class	Holding	Amt Sold	Date Sold	Sold
HARGREAVE HALE NOMINEES LIMITED 33600 ACCT	MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	20,000 40,000 65,100	06-AUG-03 08-JAN-04 02-FEB-04	R-03
HARGREAVE HALE NOMINEES LIMITED 33601 ACCT	MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	2,120	03-SEP-03	R-03
HARGREAVE HALE NOMINEES LIMITED 018754 ACCT	8/10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QN	DEF SHS 4.9	NIL	50,000	01-APR-03	R-03
HARGREAVE HALE NOMINEES LIMITED 018754 ACCT	MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	50,000	23-JUN-03	R-03
HARGREAVE HALE NOMINEES LIMITED 048980 ACCT	MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	65,000			C-03
HARGREAVE HALE NOMINEES LIMITED BULKDEAL ACCT	MARSDEN HOUSE 4-10 SPRINGFIELD ROAD BLACKPOOL LANCASHIRE FY1 1QW	ORD 0.1P	NIL	40,000	18-JUN-03	R-03
HARGREAVES LANSDOWN (NOMINEES) LIMITED SMA ACCT	KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	DEF SHS 4.9	NIL	240,755	01-APR-03	R-03 R-03
HARGREAVES LANSDOWN (NOM NEES) LIMITED SMA ACCT	KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	ORD 0.1P	908,693	9,000 20,000 25,000 20,000 15,384 10,000 11,473 20,000 27,103 38,095 20,000 11,428 1,500 1,150 10,000 13,767 15,000 45,000	20-JUN-03 20-JUN-03 20-JUN-03 23-JUN-03 23-JUN-03 01-JUL-03 04-JUL-03 04-JUL-03 15-JUL-03 16-JUL-03 05-AUG-03 06-AUG-03 14-AUG-03 19-AUG-03 20-AUG-03 18-SEP-03 01-OCT-03 10-OCT-03	R-03 R-03 R-03

Run Date: 06-MAY-2004 01:07PM
Ref: RS2801 V4.1e
Company Code: R445

Annual Return
REGEN THERAPEUTICS PLC

Registered Number 3508592   Annual return for Period : 12-FEB-2003 TO 11-FEB-2004

Name and Address of Shareholder	Class	Holding	Amt Sold	Date Sold
Continued....			19,935	13-OCT-03
			10,000	24-OCT-03
			15,000	09-JAN-04
			20,000	29-JAN-04
			35,000	03-FEB-04
HARGREAVES LANSDOWN (NOMINEES) LIMITED VRA ACCT KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	ORD 0.1P	168,109		
HARGREAVES LANSDOWN (NOMINEES) LIMITED HLNOM ACCT KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	DEF SHS 4.9	NIL	8,000	01-APR-03
HARGREAVES LANSDOWN (NOMINEES) LIMITED HLNOM ACCT KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	ORD 0.1P	103,292	240,755	24-FEB-03
			9,000	28-AUG-03
			50,000	01-OCT-03
			16,000	13-OCT-03
			3,496	28-OCT-03
HARGREAVES LANSDOWN (NOMINEES) LIMITED PAPIN ACCT KENDAL HOUSE 4 BRIGHTON MEWS CLIFTON BRISTOL BS8 2NX	ORD 0.1P	NIL	50,000	21-FEB-03
			8,000	29-APR-03
			10,000	18-JUN-03
			50,000	27-JUN-03
			6,391	27-JUN-03
			10,000	27-JUN-03
			17,039	30-JUN-03
			49,261	01-JUL-03
			10,000	01-JUL-03
			20,000	01-JUL-03
			18,181	07-JUL-03
			18,181	01-JUL-03
			25,000	01-JUL-03
			4,000	03-JUL-03
			40,000	03-JUL-03
			25,000	03-JUL-03
			60,000	04-JUL-03
			22,321	04-JUL-03
			16,000	14-JUL-03
			20,000	14-JUL-03
			30,769	14-JUL-03
			9,000	30-JUL-03
			75,786	16-JUL-03
			37,735	21-JUL-03
			16,666	29-JUL-03
			9,000	30-JUL-03
			3,838	31-JUL-03
			5,000	11-AUG-03
			250,000	12-AUG-03
			250,000	14-AUG-03